Form 20-F
period 2025-12-31
RIO TINTO PLC; RIO TINTO LTD
filed 2026-02-19
CIK 863064, 887028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2025
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report For the transition period from: to

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Exact Name of Registrant as Specified in Its Charter)	(Exact Name of Registrant as Specified in Its Charter)

England and Wales (Jurisdiction of Incorporation or Organization)	Victoria, Australia (Jurisdiction of Incorporation or Organization)

6 St. James's Square London, SW1Y 4AD, United Kingdom (Address of Principal Executive Offices)	Level 43, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of Principal Executive Offices)
Julie Parent, T: 514-848-8519, E: julie.parent@riotinto.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American Depositary Shares*
Ordinary Shares of 10p each**
4.375% Notes due 2027
4.500% Notes due 2028
7.125% Notes due 2028
4.875% Notes due 2030
5.000% notes due 2032
5.000% Notes due 2033
5.250% Notes due 2035
5.200% Notes due 2040
4.750% Notes due 2042
4.125% Notes due 2042
2.750% Notes due 2051
5.125% Notes due 2053
5.750% Notes due 2055
5.875% Notes due 2065
Floating Rate Notes due 2028
RIO
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange
New York Stock Exchange

*	Evidenced by American Depositary Receipts. Each American Depositary Share Represents one Rio Tinto plc Ordinary Shares of 10p each.
**	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Class	Title of Class Shares
None	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Title of Class of Shares
None	None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of each class	Rio Tinto plc - Number	Rio Tinto Limited - Number	Title of each class
Ordinary Shares of 10p each	1,256,010,314	371,216,214	Shares
DLC Dividend Share of 10p	1	1	DLC Dividend Share
Special Voting Share of 10p	1	1	Special Voting Share
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
Yes ☐ No ☐

Auditor Name	Auditor Location	Auditor Firm ID
KPMG LLP	London, United Kingdom	1118
KPMG	Perth, Australia	1020

Annual Report on Form 20-F 2025

Annual Report on Form 20-F 2025	i	riotinto.com

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3.A - [Reserved]	Not applicable	–
	3.B – Capitalisation and indebtedness	Not applicable	–
	3.C – Reasons for the offer and use of proceeds	Not applicable	–
	3.D – Risk factors	Risk factors	91-99
4	Information on the company
	4.A – History and development of the company	Contents	Cover
		2025 at a glance	1
		Chair’s statement	4
		From the Chief Executive	5
		Strategic context	6-7
		Our strategic framework	8-9
		The story of our year	10-11
		Key performance indicators	14-15
		Chief Financial Officer’s statement	16
		Financial review	17-25
		Aluminium & Lithium	26-27
		Copper	28-29
		Iron Ore	30-31
		Our approach to sustainability	32-88
		Directors’ report – Additional statutory disclosure – Operating and financial review	150
		Financial statements – Note 1 – Financial performance by segment – Note 5 – Acquisitions and disposals	170-171 176-178
		Financial information by business unit	267-269
		Shareholder information – Organisational structure – Nomenclature and financial data – History – Dual-listed companies structure	336 336 336 336-337
		Additional information – US disclosure – Document on display – Contact details – Registered offices	345 367
	4.B – Business overview	2025 at a glance	1
		Chair’s statement	4
		From the Chief Executive	5
		Strategic context	6-7
		Our strategic framework	8-9
		The story of our year	10-11
		Key performance indicators	14-15
		Chief Financial Officer’s statement	16
		Financial review	17-25
		Aluminium & Lithium	26-27
		Copper	28-29
		Iron Ore	30-31
		Our approach to sustainability	32-88
		Directors’ report – Additional statutory disclosure – Government regulations – Environmental regulations	154 154
		Financial statements Note 6 – Revenue by destination and product	179-180
		Metals and minerals production	276-277
		Mineral Resources and Mineral Reserves	278-279
		Qualified Persons	280-281
		Mineral Reserves	282-293
		Mineral Resources	294-304
		Mines and production facilities	305-325
		Additional information – US disclosure – Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934	342

Annual Report on Form 20-F 2025	ii	riotinto.com

Item	Form 20-F Caption	Location in this document	Page
4.C Organisational structure
Financial statements
– Note 31 – Subsidiaries with material non-controlling interests
– Note 32 – Principal joint operations
– Note 33 – Entities accounted under the equity method
Consolidated entity disclosure statement
219 220 221-222 230-238
		Shareholder information – Organisational structure – Dual-listed companies structure	336 336-337
	4.D – Property, plants and equipment	Key performance indicators	14-15
		Financial review – Capital projects – Future options	21-23 24-25
		Aluminium & Lithium	26-27
		Copper	28-29
		Iron Ore	30-31
		Our approach to sustainability	32-88
		Directors’ report – Additional statutory disclosure – Environmental regulations – Energy efficiency action	154 154
		Financial statements Note 13 – Property, plant and equipment	188-191
		Metals and minerals production	276-277
		Mineral Resources and Mineral Reserves	278-279
		Qualified Persons	280-281
		Mineral Reserves	282-293
		Mineral Resources	294-304
		Mines and production facilities	305-325
		Additional information – US disclosure – Summary disclosure of operations pursuant to Item 1303 of SK-1300 under Securities Act of 1933	349
		Additional information – US disclosure – Individual property disclosure pursuant to Item 1304 of SK-1300 under Securities Act of 1933	349-365
		Additional information – US disclosure – Internal controls disclosure pursuant to Item 1305 of SK-1300 under Securities Act of 1933	365
		See Exhibits 96.1-96.2	–
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5.A – Operating results	Chair’s statement	4
		Financial review	17-25
		Aluminium & Lithium	26-27
		Copper	28-29
		Iron Ore	30-31
		Our approach to sustainability	32-88
		Directors’ report – Additional statutory disclosure – Operating and financial review – Government regulations – Environmental regulations	150 154 154
		Financial statements – h. Climate change – Note 25 – Financial instruments and risk management	161-164 204-208
		Financial information by business unit	267-269
		Alternative performance measures	270-274

Annual Report on Form 20-F 2025	iii	riotinto.com

Item	Form 20-F Caption	Location in this document	Page
	5.B – Liquidity and capital resources	Financial review – Capital projects – Future options	21-23 24-25

Financial statements
– Note 14 – Close-down, restoration and environmental provisions
– Note 19 – Other provisions
– Our capital and liquidity
– Note 20 -  Net debt
– Note 21 – Borrowings
– Note 22 – Leases
– Note 23 – Cash and cash equivalents
– Note 24 – Other financial assets and liabilities
– Note 25 – Financial instruments and risk management
– Note 29 – Post-retirement benefits
– Note 37 – Contingencies and commitments
191-195 198 199 200 200-201 202 203 203-204 204-208 213-218 225-227
	5.C – Research and development, patents and licenses, etc.	Our strategic framework	8-9
		The story of our year	10-11
		Our approach to sustainability - Environmentally committed	46-52
		Directors’ report – Additional statutory disclosure – Exploration, research and development	154

Financial statements
– Note 7 – Net operating costs (excluding items disclosed separately)
– Note 13 – Property, plant and equipment
– Impact of climate change on our business – Useful economic lives of our power generating assets
180 188-191 191
	5.D – Trend information	2025 at a glance	1
		Chair’s statement	4
		From the Chief Executive	5
		Strategic context	6-7
		Our strategic framework	8-9
		The story of our year	10-11
		Our continuing path to value creation	12-13
		Key performance indicators	14-15
		Chief Financial Officer’s statement	16
		Financial review	17-25
		Aluminium & Lithium	26-27
		Copper	28-29
		Iron Ore	30-31
	5.E – Critical accounting estimates	Not Applicable	–
6	Directors, senior management and employees
	6.A – Directors and senior management	Directors’ report – Board of Directors – Executive Committee	104-105 106
		Additional statutory disclosure – Directors and executives	153
	6.B – Compensation	Directors’ report – Remuneration Policy summary – At a glance: 2025 remuneration outcomes – Implementation report – Implementation report tables	125-126 127-128 129-144 145-149
		Financial statements – Note 27 – Employment costs and provisions – Note 28 – Share-based payments – Note 29 – Post-retirement benefits	209 210-212 213-218

Annual Report on Form 20-F 2025	iv	riotinto.com

Item	Form 20-F Caption	Location in this document	Page
	6.C – Board practices	Directors’ report	102-156
		Directors’ report – Board of Directors – Executive Committee – Audit & Risk Committee report – At a glance: 2025 remuneration outcome – Application of and compliance with governance codes and standards	104-105 106 115-119 127-128 155-156
		Shareholder information – Directors – Appointment and removal of Directors	340
	6.D - Employees	Our approach to sustainability – Talent, respect and inclusion	38-40
		Financial statements – Note 26 – Average number of employees – Note 27 – Employment costs and provisions	209 209
		Financial information by business unit	267-269
	6.E – Share ownership	Governance – Implementation report – Executive Directors’ shareholding – Non-Executive Directors – Positions held and share ownership – Other share plans	140 143 144
		Financial statements – Note 28 – Share-based payments	210-212
	6.F – Disclosure of a registrant’s action to recover erroneously awarded compensation	Directors’ report – Remuneration Policy summary See Exhibit 97.1	125-126
7	Major shareholders and related party transactions
	7.A – Major shareholders	Shareholder information – Share ownership – Substantial shareholders in Rio Tinto plc – Substantial shareholders in Rio Tinto Limited – Analysis of ordinary shareholders – Twenty largest registered shareholders	337 337 338 338
	7.B – Related party transactions	Financial review	17-25
		Financial statements Note 34 – Related-party transactions	222
	7.C – Interests of experts and counsel	Not applicable	–
8	Financial Information
	8.A – Consolidated statements and other financial information	Financial review – Shareholder returns	20
		Additional statutory disclosure – Operating and financial review	150
		Financial statements Note 37 – Contingencies and commitments	225-227
		See Item 18	–
	8.B – Significant changes	Financial statements Note 39 – Events after the balance sheet date	228
9	The offer and listing
	9.A – Offer and listing details	Additional statutory disclosure – Operating and financial review	150
		Shareholder information – Organisational structure – Markets	336 337-338
	9.B – Plan of distribution	Not applicable	–
	9.C – Markets	Shareholder information – Markets	337-338
		See Exhibit 2.1	–
	9.D – Selling shareholders	Not applicable	–
	9.E – Dilution	Not applicable	–
	9.F – Expenses of the issue	Not applicable	–

Annual Report on Form 20-F 2025	v	riotinto.com

Item	Form 20-F Caption	Location in this document	Page
10	Additional information
	10.A – Share capital	Not applicable	–
	10.B – Memorandum and articles of association	Financial review – Shareholder returns	20
		Directors’ report – Application of and compliance with governance codes and standards	155-156
		Shareholder information – Dual-listed companies structures – Material contracts – Exchange controls and foreign investment – Directors	336-337 339-340 340 340-341
		See Exhibit 2.1	–
	10.C – Material contracts	Financial statements – Our capital and liquidity	199
		Shareholder information – Material contracts	339-340
	10.D – Exchange controls	Shareholder information – Exchange controls and foreign investment	340
	10.E – Taxation	Additional information – US disclosure – Taxation	342-344
	10.F – Dividends and paying agents	Not applicable	–
	10.G – Statement by experts	Not applicable	–
	10.H – Documents on display	Additional information – US disclosure – Document on display	345
	10.I – Subsidiary information	Not applicable	–
	10.J – Annual report to security holders	Additional information – US disclosure – Document on display	345
11	Quantitative and qualitative disclosure about market risk	Risk factors	91-99
		Financial statements Note 25 – Financial instruments and risk management	204-208
		Cautionary statement about forward-looking statements	368
12	Description of securities other than equity securities
	12.A – Debt securities	Not applicable	–
	12.B – Warrants and rights	Not applicable	–
	12.C – Other securities	Not applicable	–
	12.D – American depositary shares	Additional information – US disclosure – American Depositary Shares - American depositary receipts (ADRs)	344-345
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and Procedures	Directors’ report – Additional statutory disclosure – Financial reporting	154-155
		See Item 18 for the Report of the Independent Registered Public Accounting Firm	–
16	[Reserved]	Not applicable	–
16A	Audit committee financial expert	Directors’ report – Audit & Risk Committee report – US listing requirements – Application of and compliance with governance codes and standards	115 155-156
16B	Code of ethics	Our approach to sustainability – Governance	87-88
16C	Principal accountant fees and services	Directors’ report – Audit & Risk Committee report – External auditors	117-118
		Financial statements – Note 38 – Auditors’ remuneration	227
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchase of equity securities by the issuer and affiliated purchasers	Directors’ report – Additional statutory disclosure – Purchases: Rio Tinto plc shares – Purchases: Rio Tinto Limited shares	152 152
		Financial statements – Note 35 – Share capital	223
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate Governance	Directors’ report – Application of and compliance with governance codes and standards	155-156
16H	Mine safety disclosure	See Exhibit 16.1	–

Annual Report on Form 20-F 2025	vi	riotinto.com
Other information contained within Rio Tinto’s Annual Report on Form 20-F 2025 (Form 20-F) is not included in this Form 20-F unless specifically identified above and is furnished to the SEC for information only.

Annual Report on Form 20-F 2025	1	riotinto.com
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

On the cover: Bauxite stockpiles at Weipa Operations, Australia.

Our 2025 reporting suite

Scan the QR code or visit riotinto.com/reports
References to information on websites in the Form 20-F are
included as an aid to their location and such information is not incorporated in, and does not form part of, this Form 20-F. We have included any website as an inactive textual reference.
The independent assurance report related to sustainability is not included within this Form 20-F and therefore any references to this report are not incorporated in, and do not form part of this
Form 20-F.

Annual Report on Form 20-F 2025	1	riotinto.com
Strategic report
2025 at a glance
A stronger, sharper and simpler way of working, to deliver leading returns.
The world needs mining, and it needs mining done the right way. Demand for the metals and minerals we produce is rising, driven by population growth, economic development and the energy transition. At Rio Tinto, we’re committed to providing these materials safely, sustainably, and in a capital disciplined way, and to sharing the value we create with our stakeholders. Now we’re sharpening our strategic focus, so we can seize the opportunities ahead, and become the most valued metals and mining business.

Fatalities at managed operations 1 (2024: 5)	All-injury frequency rate 0.37 (2024: 0.37)	Women in our workforce[1] 26.2% (2024: 25.2%)

Employee satisfaction score from our Q4 People Survey 74 (Q4 2024: 74)	Gross Scope 1 and 2 greenhouse gas emissions (adjusted equity basis) 31.5 Mt CO2e (2024: 31.7 Mt CO2e)	Profit after tax attributable to owners of Rio Tinto[2] $10.0bn (2024: $11.6bn) (net earnings)

Net cash generated from operating activities $16.8bn (2024: $15.6bn)	Underlying EBITDA[3] $25.4bn (2024: $23.3bn)	Total dividend per share 402 cents (2024: 402 cents)
2025 consolidated sales revenue: $57.6bn (2024: $53.7bn)
By destination

●	Greater China	●	US	●	Japan	●	Europe	●	Other Asia	●	South Korea	●	Canada	●	Australia	●	Other
By reportable segment (%)

●	Aluminium & Lithium	●	Copper	●	Iron Ore

Aluminium & Lithium			Copper	Iron Ore
Underlying EBITDA $4.6bn (2024: $3.6bn)[4]			Underlying EBITDA $7.4bn (2024: $3.4bn)	Underlying EBITDA $15.2bn (2024: $17.0bn)[4]
Aluminium Rio Tinto share of production 3,380 kt (2024: 3,296 kt)	Bauxite Rio Tinto share of production 62.4 Mt (2024: 58.7 Mt)	Lithium Rio Tinto share of production[5] 57 kt (2024: NA)	Copper Consolidated basis of production 883 kt (2024: 793 kt)	Pilbara iron ore 100% basis of production 327.3 Mt (2024: 328.0 Mt)
1.Based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December of the relevant year. Includes legacy Arcadium Lithium employees for 2025 only.
2.All financial values in this Form 20-F are presented in US dollars unless otherwise stated.
3.Underlying EBITDA is a non-IFRS (International Financial Reporting Standards) measure. A definition of underlying EBITDA and a reconciliation to its closest IFRS measure is presented in note 1 (page 171).
4.Comparative information has been adjusted to reflect the organisational changes described in note 1 (page 170) for details.
5.Q1 2025 lithium carbonate equivalent (LCE) production from Arcadium was 17 kt, of which 6 kt was produced since completion of the acquisition in March. Accordingly, of the 57 kt LCE production in 2025, 46 kt was attributable to Rio Tinto.

For more information on our product groups’ performance, see pages 26-31.

Annual Report on Form 20-F 2025	2	riotinto.com
Strategic report
Beginning a new chapter
2025 marks the start of a new era for Rio Tinto.
We welcomed Simon Trott as Chief Executive,
and outlined our intentions for our next phase:
unlocking significant value from our portfolio,
through operational performance and financial
discipline, and by capitalising on the
energy transition.
We are building on strong foundations, with fresh momentum,
and making fundamental changes to how we operate. With these improvements, our aim is to move faster, make better decisions and perform at our best.
We’re exploring in 15 countries, and have a rich and diverse pipeline of options for the future. By concentrating on the most compelling opportunities, and building a stronger, more streamlined and efficient business, we can invest in profitable future growth.
Above all, we will do this with safety, and with respect for the environment, communities, Indigenous Peoples and other
stakeholders as our key priorities. We are building a values-driven performance culture where our employees feel accountable to
deliver great outcomes, guided by care, courage and curiosity.
We have clear opportunities to do better, and to improve both our safety and operational performance. So we are making changes today to ensure we’re in the best shape possible to
meet the demands of the future.
Why invest in Rio Tinto
Our mission is to make Rio Tinto the
most valued metals and mining business.
Most valued by our shareholders, by our
employees, customers and partners, and
by the communities where we operate.
To create a stronger business, we are taking immediate action in
3 areas for our shareholders:
•To simplify and sharpen our focus on performance - we have
already announced $650m in annualised productivity benefits, and we're targeting significantly more
•To deliver and ramp up our major growth projects, with 3%
compound annual growth rate (CAGR) increase in copper
equivalent production from 2024 to 2030
•To release $5-10bn in cash from our asset base.
10-year record
of paying out 60% of underlying earnings
as dividends

For more information see riotinto.com/invest
Our strengths
Our world-class assets and increasingly diversified portfolio drive resilience and position us to adapt to a changing and
opportunity-rich world.
We have an attractive pipeline of growth options in future-facing commodities, and we’re focusing on bringing the best to fruition. Our project delivery capabilities are industry-leading, and we intend to realise the most compelling of our growth opportunities, on time and on budget. Partnerships with customers and other industry
stakeholders are both a strength and an enabler, as we develop and operate our assets. Our experience at the Simandou iron ore project in Guinea, for example, has demonstrated the value such
partnerships bring.
We have a strong balance sheet, and we’re focusing on improving our cost discipline further. Our Safe Production System aims to transform how we operate our assets, manage performance,
and develop and empower our people. With a stronger focus on safety and reliability, we are driving efficiency across our assets.
Our commitments and results
People and safety come first, and we are redoubling our efforts to eliminate fatalities.
We believe good corporate governance supports high standards of business conduct and helps ensure the long-term success of our business – and our Board is structured to uphold this.
We are investing in the future, in accordance with our disciplined investment approach to organic growth. We are on track for a ~20%
increase in copper equivalent production from 2024 to 2030, with multiple options to extend our growth into the following decade. In our Lithium business, for example, our focus is on delivering our in-
flight projects on time and on budget, towards 200 kt lithium carbonate equivalent capacity by 2028.
We have delivered resilient earnings through cycles, and are committed to consistent shareholder returns as we grow. Our
policy seeks to return 40% to 60% of our underlying earnings, on average through the cycle, as dividends.

Annual Report on Form 20-F 2025	3	riotinto.com
Strategic report
Rio Tinto across the world
We have 61,0001 employees working across 342 countries on 6 continents, and
3 world-class businesses driving our performance and growth: Aluminium & Lithium, Copper and Iron Ore.
Aluminium & Lithium brings together
businesses with extensive mining and
downstream processing capabilities.
It combines aluminium operations in the
Pacific and Atlantic regions with lithium
global operations and growth projects in
Argentina, Canada and Chile.
Our Copper group is well positioned to
capitalise on the global energy transition,
with operations in Chile, Mongolia and the
US, and future options including projects
and partnerships in Australia, Chile, Peru
and the US.
Iron Ore combines our operations in
Western Australia and Canada, and will
integrate the Simandou project in Guinea
once fully operational, creating a global iron
ore business.
Our Borates and Iron & Titanium businesses have been placed under strategic review and report into our Chief Commercial
Officer.
Operations and projects3

Aluminium	Mines
Lithium[4]	Projects
Copper	Smelters, refineries, processing plants, and power and shipping facilities remote from mine
Iron Ore
Other[5]	Non-managed operations
1.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 209 for more information.
2.Includes our mines and production facilities, main exploration activities and countries where we have a significant presence through activities including research and development, commercial, sales, and corporate functions.
3.The map indicates the location of our global operations and projects, however it does not identify all individual facilities included in an operation. It does not include our offices, research and development centres, and some processing and shipping facilities. The dots on the map are indicative and in some locations we have more assets than visually represented due to the size of the map. For more detail, see the Mines and production facilities section on pages 305-325. Management responsibility for the Simandou iron ore project in Guinea during the build phase of the project falls under the Chief Safety &
Technical Officer and is outside of reportable segments until completion of the project. On completion, the project will transfer to the Iron Ore product group.
4.The Lithium projects in Chile are subject to regulatory approval and final execution.
5.Includes the Borates and Iron & Titanium businesses, which were placed under strategic review during 2025, with the Diamonds business now presented outside of our product group structure as it is managed by the
Chief Commercial Officer.

For more information on our operating model, see page 8. For more on our mines and production facilities, Mineral Resources and Mineral Reserves around the world, see pages 282 to 304.

Annual Report on Form 20-F 2025	4	riotinto.com
Strategic report
Chair’s statement
I believe that Rio Tinto is well on its way to becoming the most valued metals and mining business. Over 2025, we executed some of the most technically challenging mining projects on Earth. We forged and reinforced extraordinary partnerships and moved decisively into a decade of delivery and growth.
I begin this report by recognising, with great sadness, the death of a colleague at the SimFer site in Guinea on 14 February. This tragedy follows the death of Mohamed Camara in August at the same site, a loss that was felt deeply across the business. We hold both
teammates’ families, friends and colleagues in our thoughts, along with all those affected. We have taken immediate action to
understand the causes of both tragedies and we will continue to strengthen our practices to ensure our people’s safety.
In a further 12 months characterised by geopolitical volatility and rapid technological progress, one truth became increasingly clear:
now, more than ever, the world needs mining. The materials we provide not only fuel modern life but also enable underlying infrastructure for the technology revolution and energy transition.
And volatility and fragmentation has increased the imperative and awareness of the need for critical minerals.
In the second half of last year, the Board appointed Simon Trott to lead Rio Tinto as Chief Executive. He succeeds Jakob Stausholm, who was instrumental in rebuilding trust with our key stakeholders and prepared the ground for our future growth, both strategically and culturally. The Board is deeply grateful to Jakob for his leadership and service.
Mining at its best
In this next phase for Rio Tinto, the Board and leadership team have focused on implementing a stronger, sharper and simpler way of working across the business.
Our strong operating performance over the year shows that we are building on a firm foundation. And over 2025, I saw first-hand the strong progress being made at many of our sites as we deliver on this work.
At Oyu Tolgoi in Mongolia, I witnessed how we are extending the frontiers of mining technology. Here, we are ramping up copper production from an orebody more than 1,300 metres underground and comparable in size to Manhattan.
That same operational excellence was evident at our lithium sites in
Argentina. There, I saw our progress in supplying customers with high-quality, battery-grade lithium carbonate.
In Canada, I met the teams operating our technologically advanced aluminium smelters in Quebec. I also spent time with colleagues who are driving efficiency-boosting innovations in our iron ore business in Quebec and Labrador.
And across the year, I saw time and again, Rio Tinto’s ability to build strong and meaningful partnerships.
In November, I joined the celebrations to mark first ore at Simandou in Guinea. This massive achievement was made possible by a
unique partnership, consisting of the Government of Guinea,
Chinalco, Baowu and WCS. Beyond the mine, the project delivers a major new source of high-grade iron ore to the world, a more than
620-kilometre multi-use railway and world-class port facilities.
Simandou also promises to bring vast potential economic benefits and could grow Guinea’s GDP by up to 55% by 2030.
Responding to a changing world
I said in our 2024 Annual Report that we are living in uncertain times and this has proved to be something of an understatement.
I am confident in our ability to navigate geopolitical challenges. Our agile response to US trade tariff volatility exemplified this capability.
Equally, our diversified portfolio of world class assets, balance sheet strength and focus on operational excellence and project building enable us to respond to shifting demand in a more regionalised, protectionist world.
Climate change is another factor shaping how we operate.
The massive cyclones in the Pilbara at the start of the year reminded us that extreme weather conditions can materially
affect our operations. Against this backdrop, we believe our commitment to our decarbonisation targets, which we reaffirmed in our 2025 Climate Action Plan, is both environmentally responsible and in our shareholders’ long-term interests.
Our operations’ benefits must be felt beyond the mine gate and within the communities who host us. Over 2025, we strengthened our social licence and relationships with Indigenous Peoples and communities.
In June, we opened the Western Range iron ore mine in Australia, which we developed with our joint venture partner China Baowu
Group, in close collaboration with the Yinhawangka People.
It showed what can be achieved through meaningful engagement with Traditional Owners in mine planning and development. We built on this milestone by updating 3 agreements with Pilbara Traditional
Owners, reflecting modernised partnership expectations. While these agreements mark significant progress, we know there is still more to do.
Moving forward together
Our achievements in 2025 would not have been possible without our people. Across Rio Tinto, we continue to build a positive, values-
driven performance culture, creating the right conditions for success.
Our aim is for our people to feel safe, respected and accountable for their work, and confident that their voices and ideas are heard.
In turn, our colleagues’ dedication is creating a Rio Tinto that is valued for how it performs, and the way it works with others. We look to the year ahead with optimism, as we build on our already strong momentum to deliver industry-leading shareholder returns and lasting value for our stakeholders.
My thanks, and that of the Board, go to our people, partners, customers, suppliers, investors, and governments, Indigenous
Peoples and communities for their support throughout 2025.
Dominic Barton
Chair
19 February 2026

Follow Dominic on LinkedIn linkedin.com/in/dominicsbarton

Annual Report on Form 20-F 2025	5	riotinto.com
Strategic report
From the Chief Executive
In 2025, we launched a new era for Rio Tinto. This was a year defined by progress in implementing a stronger, sharper and
simpler way of working, driven by our mission to become the
most valued metals and mining business.
The past months have also reminded us, in the most sobering way, why safety is, and must always be, the foundation of everything we
do. We were devastated by the death of a colleague at the SimFer site on 14 February. This loss follows the tragic death of Mohamed
Camara at the site in August. Nothing is more important than the safety of everyone who works with us. We are determined to learn from these incidents and to do everything to ensure everyone goes home safe, every shift.
Unlocking Rio Tinto’s potential
My 26 years with this business has shown me that when Rio Tinto is at its best, it is extraordinary.
In my first months as Chief Executive, my focus, with Rio Tinto’s leadership team, has been on unlocking this potential. Our mission is to move Rio Tinto into a new era of delivery and growth, and become the most valued metals and mining business.
Our strategy begins with world-class assets in the right markets, which play to our competitive advantages of expertise, size and scale. It is enabled by our people, our strong social licence and partnerships with communities and stakeholders. It rests on the
3 priorities of a great metals and mining businesses: operational excellence, project execution and capital discipline.
Here are some of the actions we took under each of these priorities in 2025.
Clear accountabilities and faster decisions
Our immediate priority under operational excellence was the
need to simplify the business’ way of working. We instilled clearer accountabilities and reduced complexity, improving the pace
and quality of decisions.
We moved from 4 product groups to 3, bringing Aluminium and
Lithium together. We also introduced a new operating model that places decisions at the point of impact, supported by a smaller
Executive Committee with depth and diversity of experience.
Already these efforts are delivering results. In December, we announced $650 million in annualised productivity benefits
and savings, and we are targeting significantly more.
Crucially, our drive for operational excellence does not mean a trade-off between performance and safety, which go hand
in hand. Over 2025, our Safe Production System, now deployed across all managed sites, continued to drive efficiencies and productivity, giving rise to some record production results.
Delivering world-class assets
In March, we completed the acquisition of Arcadium Lithium,
establishing Rio Tinto as a leader in supplying energy transition materials, with one of the world’s largest lithium resource bases.
In May, we announced plans to begin early works and conduct final engineering studies to increase production capacity at the Amrun bauxite mine in Far North Queensland. The Kangwinan project will involve building a new mine and expanding the existing port to almost double bauxite production from our Weipa Southern
operations.
In June, in the Pilbara, we delivered Western Range on time and on budget. We also secured investment in the next tranche of projects that will sustain our Western Australian iron ore operations for decades to come.
In Mongolia, Oyu Tolgoi delivered record copper production as the underground ramp-up advanced. And in November, we marked the start of operations from Simandou in Guinea, achieved less than 2 years after major construction began. Simandou sets a new
benchmark for how we deliver large projects, demonstrating that partnership is increasingly a Rio Tinto superpower.
Performance built on trust and discipline
The world needs mining, and mining done the right way. Our social licence is fundamental to our future business. Our plans for delivery and growth depend on earning our partners’ trust.
Throughout 2025, we strengthened our relationships with investors, customers, governments, Indigenous Peoples and communities.
At Rio Tinto, we believe that when our values are embedded in the way we operate, our performance strengthens. The co-management agreement we signed in 2025 with the Puutu Kunti Kurrama and
Pinikura (PKKP) Aboriginal Corporation reflects this approach and supports a lasting and trusted partnership. The agreement gives the
PKKP People confidence that their heritage will be protected and Rio
Tinto certainty for our operations and development.
Equally, strong performance requires firm financial foundations.
Capital discipline is critical to converting our work into long-
term value. That starts with a resilient balance sheet, rigorous capital allocation, and a clear focus on delivering leading returns to shareholders. In December, we announced plans to release
$5 to $10 billion of cash from our asset base, as we direct resources to our most compelling opportunities.
The most valued metals and mining business
At our 2025 Capital Markets Day, I was asked what it means to be the most valued metals and mining business.
To me, this mission is defined by each group we serve: for investors, most valued means delivering strong returns. For our people, it means Rio Tinto is the place they most want to work. For our partners, for our customers, and for communities, most valued is about delivering on our promises and creating lasting
positive impact.
Simon Trott
Chief Executive
19 February 2026

Follow Simon on LinkedIn linkedin.com/in/simon-trott

Annual Report on Form 20-F 2025	6	riotinto.com
Strategic report
Strategic context
We conduct deep analysis of external forces, geopolitical shifts and global trends to create scenarios, through which we develop and stress test our strategy. These scenarios explore potential futures for our industry and commodities, and inform our business model, portfolio, financial and operating decisions across the medium-and long-term horizon.
Our scenario approach
Our scenarios stress test our portfolio and investment decisions under alternative macroeconomic settings, to better understand opportunities, risks and mitigations. These scenarios are created collaboratively, combining Group-wide expertise with leading external assessment. We also test our analysis against consensus forecasts, to explore our level of conviction against the market, and identify emerging opportunities and risks.

Our Conviction scenario reflects what we anticipate will
happen, rather than our aspiration, and translates our
beliefs about the future into macroeconomic and environmental drivers.
This scenario envisages a period of increased geopolitical and industry fragmentation, characterised by global competition and frequent government intervention in key markets. Climate action will be non-linear and will fall short of the Paris goals, but the rising frequency of climate events and technological
development will eventually galvanise significant progress.
We have adjusted scenario inputs and assumptions to reflect
lower global growth projections, and delays in the pace of
decarbonisation. However, these do not result in significant impacts on our overall business strategy, as we foresee robust traditional growth, energy addition and supply constraints
continuing to underpin strong primary demand for our portfolio in the mid to long term.

Additional scenarios provide sensitivity analysis.
These include the following scenarios.
•Our Resilience scenario represents a lower-growth world,
where prevailing geopolitical uncertainty, and populist and
nationalist movements result in weaker governance,
fragmented global trade, slower energy transition and less
effective climate action.
•Our Aspirational Leadership scenario allows us to explore
decisions in a world that remains on track to limit the global average temperature rise to 1.5°C (above pre-industrial
levels) by 2100. This scenario envisages high economic
growth, significant social change and accelerated
climate action.

These scenarios allow us to examine the robustness of our investment decisions, identify opportunities for protecting against the downside, gauge against market conviction, and evaluate areas where we see upside potential beyond our peers.

For more information on our scenario analysis, see the Climate section on page 73.
Global trends
Three key global trends inform our long-run price forecasts and portfolio decisions.

Global economic development
•There is increasing regionalisation
and protectionism, and desire for
supply security, contributing to:
•the rerouting of global trade routes
•increasing military expenditure
•increasing trade barriers.
•Global economic growth prospects
over the next few decades are
softening as the pace of global trade
and investment slows.
•However, the traditional growth
drivers of metals demand remain
robust (ie population growth,
industrialisation and urbanisation
in emerging markets), with new
drivers emerging (eg AI data
centres, robotics).

Energy transition
•Global electricity demand continues
to grow.
•Although timelines to net zero are
slipping, renewables are an
increasing share of energy supply,
supported by their improved cost
competitiveness relative to
hydrocarbons.
•The expansion of new power
generation, transmission, and
distribution infrastructure is a
significant driver for aluminium,
copper and lithium.

Persistent supply constraints
•Scrap has consistently under-
performed expectations, with lower
demolition rates, longer life cycles
and lower scrap recovery, creating
additional requirements for
primary supply.
•Mine delivery timelines continue
to expand. Discovery rates are
declining, and grades worsening.
We see increasingly complex
approval processes, higher
environmental and social standards,
and deeper orebodies requiring more
complex engineering.
•Supply growth is frequently more
costly than previously anticipated –
increasing capital intensity is a
challenge across the industry.

Annual Report on Form 20-F 2025	7	riotinto.com
Strategic report | Strategic context
What these mean for our markets and commodities
•Continued strong demand outlook across our 4 commodities.
•Growth outlook for energy transition-linked metals remains strong.
•Positive upside for metals and mining companies with diverse geographical footprints, or trading capabilities, or both.
•Price outlook across our 4 commodities remains strong.
•Iron ore: robust steel demand growth from the Global South will compensate (in part or in full) for expected decline in demand from China. Incremental iron ore supply growth is needed just to offset depletions.
•Copper: has an attractive demand outlook driven by
electrification. There is a significant supply gap due to increased cost and complexity of new primary supply.
•Aluminium: steepening of the cost curve with new supply
being added outside of China and rising electricity costs.
This underpins strong long-run pricing.
•Lithium: falling battery prices continue to improve the cost competitiveness of electric vehicles versus internal combustion engine vehicles, and is coupled with increasing demand for
battery energy storage systems.

Demand[1] growth	2025F2	2035F3

Aluminium
Transmission distances grow by 42% in next decade4
~1.2x
103 Mt
1.4 Mt
Lithium
Battery energy storage systems (BESS) installations
to triple over next decade5
~3.4x
Copper
Electrification of final energy demand increases
from 21% to 30% in 20356
~1.3x
34 Mt
~1.1x
Steel
India and ASEAN construction to grow ~65% by 20356
1.8 Bt
1.Graphic presented at Rio Tinto’s Capital Markets Day, December 2025. Semis demand, rounded figure.
2.2025 demand shown as forecast based on data available in December 2025. Actuals are not available at time of publication of the 2025 Annual Report.
3.2035 demand reflects a growth multiple from 2025F.
4.Represents kilometres of network, BloombergNEF estimate.
5.BloombergNEF estimate.
6.Rio Tinto Economics internal estimate. Source: Rio Tinto Economics Conviction scenario, BloombergNEF.

Annual Report on Form 20-F 2025	8	riotinto.com
Strategic report
Our strategic framework
How we will become the most
valued metals and mining business
We are moving at pace to increase
operational excellence, and deliver
our major growth projects, with capital
discipline. There is more to come, as
we focus on delivering industry-leading
returns, with a lasting positive impact.
Our mission is to be the world’s most valued metals and
mining business – for shareholders, employees, the
people who work with us, our customers and partners,
and the communities around us.
We will achieve our mission through a strategy
that starts with having the right assets in the right
markets, supported by a well-executed diversified model
and strong balance sheet that delivers market-leading
performance and industry-leading returns through the
commodity cycle.
We have evolved our operating model to work in a
stronger, sharper and simpler way.
Our streamlined operating model
Our new operating model makes us stronger, unlocks more
value through clearer accountability, drives productivity,
and embeds a more disciplined approach to how we allocate
capital. Everything we do is anchored in our commitment
to safety that works in harmony with better outcomes:
a safe operation is a productive and valuable one.
Operational excellence
•Unlock the full value of our assets
•Simplified structure with 3 world-class product groups, leaner central teams, with accountability and decision-making
moved to the assets
•Stronger operational discipline and improved productivity
Project execution
•Deliver world-class projects on time, and on budget
•Scale best practices across our project portfolio
•Reduce holding costs for options
Capital discipline
•Investments that deliver industry-leading value-creation
•Maintain strong balance sheet
•Release value from our asset base

See how we performed against our key performance indicators on pages 14-15.

Annual Report on Form 20-F 2025	9	riotinto.com
Strategic report | Our strategic framework

Our mission
To be the most valued metals and mining business
Our purpose
Finding better waysTM to provide the materials the world needs
Our strategy
A diversified portfolio of world-class assets and projects in the right markets, underpinned by a strong balance sheet and social licence
Our objectives

People and safety first Eliminating fatalities, keeping our people safe and helping them thrive, in a values-based performance culture.	Operational excellence Unlocking the full value of our assets, simplifying and driving clear accountability, with financial discipline.	Excel in development Optimising capital allocation and turning growth opportunities into long-term value.
Strong sustainability
and social licence
Driving decarbonisation,
being the most valued partner,
ensuring guardrails on commercial
performance to future-proof
reputation, and earning trust with
communities, partners
and customers.

Our values

Care Caring about the safety of ourselves and others, the impact we have on our colleagues, communities, and the environment, and creating an environment of trust.	Courage Showing vulnerability, speaking up and challenging when we can do better, and taking ownership of our actions and outcomes to drive performance.	Curiosity Learning and growing in our fields of expertise, looking for opportunities to solve problems with everyday innovation, and being open to different perspectives.
Our business model delivers the value
that matters most to our stakeholders.
We are committed to being responsible
operators and achieving excellence at every
stage – from discovery to closure. For more
information, see page 12.
We ensure effective corporate governance
to manage our performance responsibly
and sustainably. For more information on
how our Board oversees the delivery of our
strategy, and how we manage risk, see our
Directors’ report from page 102.
Find out how our Remuneration Policy
supports the delivery of our strategy in
our Remuneration report from page 122.

Annual Report on Form 20-F 2025	10	riotinto.com
Strategic report
The story of our year

Link to objectives
●	People and safety first	●	Excel in development
●	Operational excellence	●	Strong sustainability and social licence
In 2025, we’ve made progress against our strategy,
and responded to challenges, across our global business.

Safety our priority,
as cyclones hit ●●
When 4 cyclones hit our iron ore operations
in Western Australia in early 2025, our first
priority was to keep people safe. Pausing
some operations and damage to equipment
impacted Q1 production by 13 Mt, but our
teams’ resilience and efforts to recover from
the extreme weather helped us deliver record
rates from April onwards and achieve stable
full year Pilbara production year on year.

Investing in the next generation of Pilbara mines ●●
We secured investments to sustain production from our world-class iron ore operations in Western Australia for decades to come. Following Traditional Owner support, the
Brockman Syncline 1, Hope Downs 2 and West Angelas Sustaining projects received all necessary state and federal government approvals. Our strategy to continue investing in Australian iron ore supports jobs, local businesses, and the state and national economies, and we are committed to ensuring the Pilbara remains critical to global steel supply well into the future.
And in June, we opened Western Range, our newest iron ore mine - see page 31.

Solar and battery agreement
towards BSL repowering ●
We continued the process of procuring
renewable energy and storage projects to
supply power to Boyne Smelters Ltd (BSL),
an aluminium smelter in Queensland,
Australia, beyond 2029. In February, we
signed hybrid services agreements with
Edify Energy for the Smoky Creek &
Guthrie’s Gap Solar Power Stations.
Together with wind and solar power
purchase agreements announced in 2024,
the annual energy generated could meet
approximately 80% of Boyne smelter’s
annual electricity demand, once
operational. Currently, all contracted
projects remain in project development
phases, and we continue to monitor them
as they progress towards final investment
decisions and financial close.
For more information on BSL
repowering, see page 59.

Image: Fénix lithium brine operation, Argentina.
Creating a world-class lithium business ●
In March, we completed the acquisition of Arcadium Lithium plc, establishing Rio Tinto as a global leader in the supply of energy transition materials, with one of the world’s largest lithium resource bases. In December, at an investor site visit to Argentina, we outlined how we are delivering the in-flight projects on time and on budget towards 200 kt lithium carbonate equivalent capacity by 2028. Beyond these committed projects, we will take a disciplined approach with future developments focusing on lowering capital intensity.

Deepening our
culture of respect ●
In October, teams across Rio Tinto paused
work to take part in Stop for Respect.
This annual initiative, founded by Iron Ore,
creates space to reflect on how respect
shows up in our daily work, and how it
connects to physical and psychological
safety – strengthening inclusion, trust and
our shared commitment to a respectful
workplace. We plan to expand participation
in 2026 so more teams can join these
important conversations.

Critical minerals R&D
project milestone ●
We extracted the first primary gallium,
a critical mineral used in technologies
including radars, smartphones and electric
cars, as part of a research and
development project with our partner
Indium Corporation. We aim to extract
commercial quantities of gallium present in
bauxite processed in our Vaudreuil
alumina refinery in Canada.

Advancing the Winu project
●●
We signed the final joint venture
agreements with Sumitomo Metal Mining
to deliver the Winu copper-gold project in
Western Australia. Our partnership
strengthens the Winu project, as we
continue to prioritise the strong and
enduring partnerships built with the land’s
Traditional Owners, the Nyangumarta and
the Martu.

As we enter this new era for Rio Tinto, we’ve taken some
significant steps forward ... We are delivering our major
growth projects ... We are focused on capital discipline ...
And behind all this progress are our people, our social
licence, and our skills at developing partnerships.”
Simon Trott, Chief Executive, Capital Markets Day, December 2025

Modernising a
strategic asset ●●
We announced the single largest investment
in our hydroelectric assets since the 1950s,
with $1.2 billion for the modernisation of the
Isle-Maligne power plant in Quebec, which
was commissioned in 1926. The project,
which will run until 2032, is essential to
secure the future of low-carbon aluminium
production in Saguenay–Lac-St-Jean,
ensuring a more efficient, safe and reliable
supply of renewable energy to our facilities.

Annual Report on Form 20-F 2025	11	riotinto.com
Strategic report | The story of our year

Securing Amrun’s long-term future ●●●
We progressed projects at our Amrun bauxite mine – important steps in securing the long-term future of our operations in Cape York,
Queensland, Australia. We began early works and final studies for the Kangwinan project, which will involve building a new mine and expanding the existing port to almost double bauxite production. And we approved $180 million investment on a project that will enable mining of the Norman Creek region, where around half of the declared Amrun Mineral Reserves are held.
Read about the strong performance we delivered at Amrun in 2025 on page 27.

A renewed approach to cultural
heritage protection ●
In 2025, the Puutu Kunti Kurrama and Pinikura (PKKP)
Aboriginal Corporation signed a Co-Management Agreement
with us, to support a lasting and trusted partnership. The
agreement forms the overarching framework for our iron ore
operations on PKKP Country, and puts knowledge-sharing and
joint design at the centre. It is designed to provide certainty to the
PKKP for the protection and management of their heritage, and gives us certainty for our operations and development.

Image L-R: Chief Executive Simon Trott and Pinikura Traditional Owner and Chairperson of the PKKP Aboriginal Corporation, Terry Drage.

Finding practical,
scalable ways to
eliminate falling objects ●●
In 2025, The Pitch – our global employee
innovation program – focused on falling
objects, a critical risk that was behind 25% of
potential fatal incidents the previous year. We
asked our people to focus on defining the
challenges we face, and we’re now
partnering with employees, our assets and
external innovators to set out technology
requirements, crowdsource solutions, and
deploy proofs-of-concept at site.

Image: Simandou project, Guinea.

Simandou starts operations ●●
In December, the first shipment of iron ore from Simandou left Guinea bound for international markets. Simandou is the largest integrated mining and related infrastructure project in Africa. It unlocks an exceptional new source of high-grade iron ore that is in demand for low-carbon steel, and complements our world-class portfolio of iron ore mines in the Pilbara and Canada. The project is delivering more than 600 kilometres of new multi-use trans-Guinean rail, together with barge and transhipment vessel port facilities.
This milestone was a time to reflect, and remember our colleagues Morlaye Camara, who passed away in 2024, and Mohamed Camara who lost his life in 2025, on the project (see page 36). We are also deeply saddened by the death of a teammate in February 2026, following an incident at the SimFer mine site. Safety is the foundation of our business and our number one priority. We are committed to learning from these tragic events, so everyone goes home safe, every shift, every day.

Image: Oyu Tolgoi underground mine, Mongolia.
Oyu Tolgoi underground
project development
complete ●●
Ramp-up of the Oyu Tolgoi underground
mine in Mongolia made strong progress in
2025, with completion of the underground
material-handling system and all major
infrastructure, and delivering a record
copper production increase of 61% year
on year. This helped us deliver an 11%
increase in total annual copper production
year on year. At Oyu Tolgoi, we saw rising
contribution from higher-grade
underground material, supported by the
conveyor to surface, and also benefited
from higher-grade mine sequencing in the
open pit.
In November, in the US, we produced
first copper using our Nuton®
Technology - see page 29.

Progressing diesel
alternatives in the Pilbara ●
We carried out a successful trial of biofuel
across our Western Australian iron ore
ports, railways and mines. The trial
provided us with a greater understanding
of how renewable diesel could be
integrated across our Pilbara operations,
to help bridge the gap to widespread
electrification.
Achieving zero exhaust emissions haulage
needs involvement across the industry. At
the end of the year, in collaboration with
BHP and Caterpillar, we welcomed
Australia's first Cat® 793 XE Early Learner
battery-electric haul trucks to BHP's
Jimblebar iron ore mine, marking the start
of onsite testing.

SPS driving operational
excellence ●●
The Safe Production System (SPS) is now
deployed across all Rio Tinto managed
sites, driving operational improvements
across the Group. More than 10,000
frontline employees have completed SPS
training programs, empowering them to
solve problems, simplify processes, and
accelerate decision-making to improve
performance. These efforts have delivered
operational stability and record results,
including record bauxite production at
Weipa, and Gudai-Darri setting 2
consecutive monthly iron ore output
records in 2025.

Annual Report on Form 20-F 2025	12	riotinto.com
Strategic report
Our continuing
path to value
creation
Our simplified structure
and sharper focus equip us
to deliver new standards of
value creation, through
financial discipline,
productivity and growth.
Driven by a clear mission – to be
the most valued metals and mining
business – and by leaning into the
areas where we can carve out a
distinctive competitive advantage,
we will position ourselves to be the
best in our sector.
Throughout our business model, we
deliver value for our key
stakeholders. Our people,
communities, civil society
organisations and governments are
vital partners throughout the project
life cycle, from find to close. We
strive to maximise value for
customers and investors. And we
work closely with suppliers to
support our frontline teams
to deliver.
Our business model
We’re committed to safety,
and to working closely with the
communities who host us, at
every stage. We aspire to be
the partner of choice to find,
build and operate businesses.

Find We use new and advanced technologies to explore, discover and deliver attractive growth opportunities in the materials the world needs.

Build We focus on the delivery of large and complex projects on time and on budget.

Operate We own and operate mining and processing assets across the world and across commodities. We’re dedicated to operational excellence and to enabling our frontline teams to deliver.

Sell, Move and Buy
We market and deliver the materials
our customers need, moving them
safely, reliably and efficiently. Our
procurement activities support our
assets and projects, and strengthen
local supply chains.

Close We work with our stakeholders as we prepare our assets for closure, engaging with them on rehabilitation and social transition planning. We also manage and rehabilitate legacy closure sites.

How we deliver value
We create value through the
work of our talented people,
our deep industry expertise,
our scale, our world-class assets
and our disciplined approach to
capital allocation.
People
We are empowering our people to deliver
excellence and contribute to our mission,
with safety as our number one priority.
Employees1
61,000
(2024: 60,000)
Portfolio
We have a strong and diverse portfolio of
operating assets and projects in 34 countries,
and compelling growth opportunities.
Operating assets2
$77bn
(2024: $61bn)
Financial strength and discipline
We continue to invest in profitable growth
while retaining a strong balance sheet.
Net gearing ratio3
18%
(2024: 9%)
Capabilities in developing
and operating
We bring exploration expertise, best-in-
class project execution, and our Safe
Production System that’s driving stability,
improvement and performance.
SPS deployed at
100%
of managed sites
(2024: 86%4)
1.This represents the average number of employees for the year, including the Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 209 for more information.
2.Operating assets is a non-IFRS measure. A reconciliation to the nearest IFRS measure is presented in the Financial information by business unit (FIBU) on pages 267 to 269.
3.Net gearing ratio is a non-IFRS measure. A reconciliation to the nearest IFRS measure is presented in Alternative Performance
Measures on page 274.
4.2024 data has been restated to reflect a change in the scope of sites targeted for SPS deployment. 2024 and 2025 data excludes sites acquired through the acquisition of Arcadium Lithium.

See page 89 to learn how we manage our risks.

Annual Report on Form 20-F 2025	13	riotinto.com
Strategic report | Our continuing path to value creation
Who we create value for
Here are some of the ways we
engage with our stakeholders,
and how the value we create
translates for them.
Our people
Nothing is more important than making
sure our people go home safe. We’re
building a values-driven performance
culture, where everyone feels accountable
to deliver great outcomes with care,
courage and curiosity.
Investors
It is important we understand our
investors’ needs and vision for the
company, and so we communicate
and engage with them extensively
throughout the year.
Communities
We listen to, consult and co-design
solutions with communities and
Indigenous Peoples to deliver shared
benefits and respect for people, culture,
land and environment.
Customers
Our customers are fundamental to our
success. By building strong, enduring
relationships based on trust, we work to
deliver products that meet their needs today
while supporting their ambitions for a low-
carbon future.
Civil society organisations
We regularly engage with civil society
organisations to understand societal
expectations of Rio Tinto. Although our
opinions may differ, we respect diverse
views and are open to constructive,
fact-based feedback and challenge.
Governments
Governments regulate our operations,
are among our commercial partners,
and receive revenue from our taxes
and royalties.
Suppliers
We work in partnership with suppliers
to deliver solutions that best support
our business. Where possible, we partner
with local and Indigenous businesses.
What we deliver
We have a clear focus on delivering leading returns to shareholders, and lasting positive impact.
Industry-leading returns
We are focused on delivering leading returns to shareholders, and are committed to our returns policy of paying 40% to 60% of underlying earnings as dividends.
We have a clear pathway to increase volumes, reduce costs, further strengthen our balance sheet, and release cash from our asset base, all of which will drive returns.

Total shareholder return 66.4% (2024: 79.8%)	Total dividends declared to shareholders $6.5bn (2024: $6.5bn)	10-year record of paying out 60% of underlying earnings as dividends
Lasting positive impact
Our operations deliver meaningful benefits to host communities, including the production of essential materials, job creation, small business growth, tax and royalty contributions, skills development, and targeted socioeconomic programs. We partner with communities and other stakeholders to understand their priorities and concerns, and our impact, and respond in ways that create long-term value.

Paid in taxes and royalties over the past 10 years $83bn (2024: $77bn)	Voluntary global social investment $114.3m (2024: $95.9m)	Spent with suppliers globally $34.4bn (2024: $31.0bn)

Spent with Indigenous businesses in Australia A$1.13bn (2024: A$926m)	Contestable spend sourced from suppliers local to our operations 15.4% (2024: 15.1%)
Section 172(1) statement
This stakeholder section, together with our stakeholder pages in the Governance section (pages 107-109), explains how the Board takes account of stakeholder interests. These comprise our “Section 172(1) statement”.

Annual Report on Form 20-F 2025	14	riotinto.com
Strategic report
Key performance indicators
We use a range of financial and non-financial metrics to measure Group performance against our 4 objectives: people and safety first, operational excellence, excel in development, and strong sustainability and social licence.
Link to remuneration
The People & Remuneration Committee ensures that the remuneration policies, frameworks and practices are aligned with the Group strategy and objectives. As such, decisions on remuneration take into account a number of our key performance indicators, specifically within our short-term and long-term incentive plans, and more broadly when considering wider business performance. Please refer to the Directors’
Remuneration Report for more detail on remuneration (see pages 122 - 149).

Link to objectives
●	People and safety first	●	Operational excellence	●	Excel in development	●	Strong sustainability and social licence

Non-financial measures
All-injury frequency rate (AIFR)
per 200,000 hours worked ●●
Definition
We define AIFR as the number of injuries per
200,000 hours worked by employees and
contractors at our managed operations. It
includes medical treatment cases, restricted
workday, lost-day injuries and fatal injuries.
Performance in 2025
Our all-injury frequency rate (AIFR) for 2025
was 0.37, consistent with our 2024 performance
and better than our Group target of 0.38. While
this reflects our continued focus on reducing
injuries, we tragically experienced one fatality
and one permanent damage injury during the
year. We remain deeply committed to learning
from these events and ensuring that everyone
can go home safe, every shift.
Across our operations, we continue to see
serious incidents where individuals are exposed
to potentially fatal hazards. Our highest number
of potentially fatal incidents are from falling
objects, falls from height, and vehicle and
driving-related events. Addressing these
risks remains a core priority as we work to
strengthen control effectiveness, enhance risk
management and build a learning culture.
Gross Scope 1 and 2 greenhouse gas
emissions (adjusted equity basis) ●●●
(Mt CO2e)

2021
35.61
2022
34.96
2023
34.93
2024
31.74
2025
31.55

Definition
We report our Scope 1 and 2 greenhouse gas
emissions using the equity share approach.
It includes the equity share of Scope 1 and 2
emissions from managed and non-managed
operations, expressed in million metric tonnes
of carbon dioxide equivalent.
Performance in 2025
Our 2025 gross Scope 1 and 2 greenhouse
gas emissions (adjusted equity basis) were
31.5 Mt CO₂e, a reduction of 0.2 Mt CO₂e from
the previous year. Reductions were driven by
the increased use of renewable diesel at
Kennecott, offset by higher emissions from
increased production, particularly in iron ore
and copper.
As of 2025, our gross adjusted Scope 1 and 2
emissions are 14% below 2018 levels. After
applying high-integrity offsets, our net adjusted
Scope 1 and 2 emissions are 17% below our
baseline. Overall reductions were primarily
achieved through renewable energy contracts,
including the use of unbundled renewable
energy certificates in regions where new
energy is under development.
In 2025, we expect to retire approximately
1.17 million Australian Carbon Credit Units
(ACCUs) to meet our 2025 Safeguard
Mechanism compliance obligations.
For more information, see the Climate section
in this report from page 53.
Gender diversity ●●●
representation of women within our workforce

2021
21.6%
2022
22.9%
2023
24.3%
2024
25.2%
2025
26.3%

Definition
Includes our total workforce based on
managed operations (excludes the Group’s
share of non-managed operations and joint
ventures, and legacy Arcadium Lithium
employees).
Performance in 2025
The representation of women at Rio Tinto
increased from 25.2% in 2024 to 26.3% in
2025, which is short of our target of 26.7%. We
saw improvements across all levels of the
organisation, with senior leaders increasing
from 32.0% to 32.8%, and operations and
general support increasing from 18.9% to 20.4%.

Annual Report on Form 20-F 2025	15	riotinto.com
Strategic report | Key performance indicators
Financial measures
The financial key performance metrics used by the Board to monitor the performance of the Group comprise both IFRS and non-IFRS measures. Reconciliations to the nearest comparable IFRS measure are set out in Alternative Performance Measures (pages 270-274).
Total shareholder return (TSR)¹ ●●●●
measured over the preceding 5 years
(using annual average share price)

2021
263.3%
2022
134.3%
2023
103.4%
2024
79.8%
2025
66.4%

Definition
TSR is calculated as share price appreciation
over the preceding 5 years (using annual
average share price) with dividends
being reinvested.
Performance in 2025
TSR performance over the 5-year period was
driven principally by movements in commodity
prices and changes in the global macro
environment. Over the 5-year performance
period to 31 December 2025, Rio Tinto’s TSR
was 66.4% which was below the TSR of both
the S&P Global Mining Index and the MSCI
World Index.
Underlying return on capital
employed (ROCE) ●●

Definition
Underlying earnings excluding net interest
divided by average capital employed
(operating assets).
Performance in 2025
Underlying ROCE decreased 2 percentage
points to 16%, reflecting stable underlying
earnings and higher operating assets as a
result of the Arcadium acquisition.
Underlying earnings and
underlying EBITDA ●
$ millions

2021
21,401
37,720
2022
13,359
26,272
2023
11,934
23,892
2024
10,867
23,314
2025
10,868
25,363

Underlying earnings	Underlying EBITDA
Definition
Underlying earnings represents net earnings
attributable to the owners of Rio Tinto, adjusted
to exclude items that do not reflect the
underlying performance of the Group’s
operations. Underlying EBITDA is a segmental
performance measure (see note 1 of the
financial statements) and represents
underlying earnings adjusted to remove
taxation, net finance items, depreciation
and amortisation.
Performance in 2025
Underlying EBITDA increased $2 billion to
$25.4 billion driven by higher sales volumes
and a 5% reduction in operating unit costs
(in 2024 real terms). Underlying earnings of
$10.9 billion was stable, reflecting the same
factors, offset by higher depreciation, finance
items and taxes.

Net cash generated from
operating activities ●
$ millions

2021
25,345
2022
16,134
2023
15,160
2024
15,599
2025
16,832

Definition
This IFRS measure refers to cash generated
by our operations after tax and interest,
including dividends received from equity
accounted units and dividends paid to
non-controlling interests in subsidiaries.
Performance in 2025
Net cash generated from operating activities
increased 8% to $16.8 billion, driven by higher
sales volumes year on year.
Free cash flow ●●
$ millions

2021
17,664
2022
9,010
2023
7,657
2024
5,553
2025
4,025

Definition
Net cash generated from operating activities
minus purchases of property, plant and
equipment, intangibles, and payments of
lease principle, plus proceeds from the
sale of property, plant and equipment,
and intangible assets.
Performance in 2025
Free cash flow decreased to $4.0 billion, driven
by increased growth, replacement and
sustaining capital expenditures, partially offset
by higher net cash generated from operating
activities.
Net (debt)/cash ●●
$ millions

2021
1,576
2022
(4,188)
2023
(4,231)
2024
(5,491)
2025
(14,362)

Definition
Total borrowings plus lease liabilities less cash
and cash equivalents and other liquid
investments, adjusted for derivatives related to
net (debt)/cash (see note 20 of the financial
statements).
Performance in 2025
Net debt increased to $14.4 billion, reflecting
the completion of the $7.6 billion Arcadium
acquisition and $6.1 billion in dividends paid
during the year, partially offset by $4.0 billion of
free cash flow generated and $1.0 billion net
project funding received from
non-controlling interest shareholders.
1.The TSR calculation for each period is based on the change in the calendar-year average share prices for Rio Tinto plc and Rio Tinto Limited over the preceding 5 years. This is consistent with the methodology used for calculating the vesting outcomes for Performance Share Awards. The data presented in this chart accounts for the dual corporate structure of Rio Tinto.

Annual Report on Form 20-F 2025	16	riotinto.com
Strategic report
Chief Financial Officer’s statement
We remain committed to our capital framework, including our
shareholder returns policy of paying 40% to 60% of underlying earnings, noting we now have a 10-year record of paying at the top of this range.
Net cash generated from operating activities
$16.8 billion
(2024: $15.6 billion)
Profit after tax attributable to owners of Rio Tinto (net earnings)
$10.0 billion
(2024: $11.6 billion)
Underlying earnings
$10.9 billion
(2024: $10.9 billion)
Stronger, sharper, simpler way of working
Delivery in 2025 has been strong, as we grew our production by 8%
and sales by 5% on a copper equivalent basis (based on long-term consensus pricing). This was driven by the ramp-up of the Oyu
Tolgoi underground copper mine in Mongolia, record bauxite
production and our recently acquired world-class lithium business.
We are reporting net cash generated from operating activities of
$16.8 billion, underlying earnings of $10.9 billion and profit after tax attributable to owners of Rio Tinto of $10.0 billion.
We ended the year with net debt at a comfortable level of
$14.4 billion, following the Arcadium acquisition. We continue not to have a net debt target, but have a principles-based approach to anchor the balance sheet around a single A credit rating.
Consistent and disciplined capital allocation
The shape of our capital spend remains consistent: in 2025 our share of capital investment was $11.4 billion, driven by the rapid development of the Simandou iron ore project in Guinea.
We invested around $4.5 billion for sustaining, $3.6 billion for replacement projects, $0.2 billion for decarbonisation and $3.2 billion for growth.
We have a pathway to our 2030 target of a 50% reduction in
net Scope 1 and 2 emissions, however this requires the timely completion of commercial discussions at our Pacific Aluminium
Operations and delivery of the underlying renewable projects, which, if delayed, may ultimately impact our ability to meet our targets this decade. Our pathway is estimated to underwrite up to $8.5 billion of new, private renewable energy investment on competitive
commercial terms. This is in addition to the $1-$2 billion of our own capital, which we have revised down from $5-$6 billion, due to the rephasing of spend on new emission reduction technologies as they continue to be assessed for industrial scale viability.
We have a strong portfolio of development options, particularly copper and lithium, and will be highly disciplined in allocating capital to them. Leveraging our industry-leading project delivery capabilities and lowering capital intensity remains a priority.
Our financial strength means that we can reinvest for growth and continue to pay attractive dividends through the cycle. For 2025 we are returning 60% of underlying earnings to shareholders, which equates to a full-year ordinary dividend of 402 US cents per share, or $6.5 billion.
Value through financial discipline, productivity
and growth
Our mission is to be the most valued metals and mining company.
As an organisation, we have become leaner and are maintaining a strong focus on productivity and efficiencies, which is expected to lower unit costs, increase volumes and further enhance our margins.
We continue to drive efficiencies through our operational excellence program, the Safe Production System, targeting improvements in labour productivity, contractor management, raw material sourcing and reducing central expenditure. We have become sharper with our investment in digital solutions.
We are strategically reviewing our Borates and Iron & Titanium businesses and simplified our early stage project portfolio where a compelling value pathway was not evident. This includes our
decision to place the Jadar project in Serbia into care and
maintenance.
Our operational performance is on an upward trend, and strong cash flows are being generated by our existing business, which will be further boosted by the successful delivery of our committed growth projects.
Peter Cunningham
Chief Financial Officer
19 February 2026

Follow Peter on LinkedIn linkedin.com/in/peterlcunningham

Annual Report on Form 20-F 2025	17	riotinto.com
Strategic report
Financial review
The Financial review and Business review for the year ended 31 December 2023 can be found on pages 24 to 29 and pages 32 to 39 respectively, of our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on 23 February 2024.
Key financial highlights

Year ended 31 December	2025	2024	Change
Net cash generated from operating activities (US$ millions)	16,832	15,599	8%
Purchases of property, plant and equipment and intangible assets (US$ millions)	12,335	9,621	28%
Free cash flow[1] (US$ millions)	4,025	5,553	(28%)
Consolidated sales revenue (US$ millions)	57,638	53,658	7%
Underlying EBITDA[1] (US$ millions)	25,363	23,314	9%
Underlying earnings[1] (US$ millions)	10,868	10,867	–%
Profit after tax attributable to owners of Rio Tinto (net earnings) (US$ millions)	9,966	11,552	(14%)
Underlying earnings per share (EPS)[1] (US cents)	669.2	669.5	–%
Ordinary dividend per share (US cents)	402	402	–%
Underlying return on capital employed (ROCE)[1]	16%	18%
	At 31 December 2025	At 31 December 2024
Net debt[1] (US$ millions)	14,362	5,491	162%
1.This financial performance indicator is a non-IFRS (as defined below) measure which is reconciled to directly comparable IFRS financial measures (non-IFRS measures). It is used internally by management to assess the performance of the business and is therefore considered relevant to readers of this document. It is presented here to give more clarity around the underlying business performance of the Group’s operations. For more information on our use of non-IFRS financial measures in this report, see the section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 270 to 274.
Income Statement
Financial results from our diversifying portfolio
To provide additional insight into the performance of our business, we report underlying EBITDA and underlying earnings. Underlying EBITDA and underlying earnings are non-IFRS measures. For definitions and a detailed reconciliation of underlying EBITDA and underlying earnings to the nearest IFRS measures, see pages 171, and 270 to 271, respectively.
The principal factors explaining the movements in underlying
EBITDA are set out in this table.

US$bn
2024 underlying EBITDA	23.3
Prices	–
Exchange rates	0.1
Volumes and mix	2.4
General inflation	(0.5)
Energy	0.1
Operating cash unit costs	0.3
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	0.4
Non-cash costs/other	(0.6)
Change in underlying EBITDA	2.0
2025 underlying EBITDA	25.4
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•Underlying EBITDA: increased by 9% to $25.4 billion, driven by a 5% uplift in sales volumes (on a copper equivalent, Rio Tinto share basis), diversifying portfolio and cost discipline. In conjunction with cost discipline, we achieved a 5% (2024 real terms) reduction in our operating unit costs.
•Overall neutral impact of price movements reflects the
growing importance of our diversified model: the 6% lower
iron ore index price (FOB $/dmt) was offset by higher prices for bauxite, alumina, aluminium (net of tariff impact), copper and gold, demonstrating the resilience and value of our diversified portfolio through the commodity cycle.
•Exchange rates $0.1 billion benefit: on average, the US dollar strengthened by 2% against the Australian and Canadian dollars, which was partially offset by exchange losses on revaluation of balance sheet items as the US dollar weakened towards the end of 2025.
•Volumes and mix $2.4 billion benefit: demonstrates our strong foundation in operational excellence, with a 5% rise in sales volumes (on a copper equivalent, Rio Tinto share basis).
•Uplift in volumes $2.9 billion: driven by a 12% uplift in
consolidated copper shipments underpinned by a 61% increase
in copper production at Oyu Tolgoi and increased gold grades and volumes, along with higher throughput at Escondida. We
delivered a net 1% increase in Pilbara shipments (Rio Tinto
consolidated basis), demonstrating our operational resilience following the four cyclones in Q1, the impact of which is
disclosed separately. The volume uplift also reflected
exceptional bauxite production underpinned by the Safe
Production System (SPS).
•Impact of cyclones in the Pilbara -$0.6 billion: the total
impact to underlying EBITDA of the cyclones was -$0.7 billion
(-$0.6 billion volume impact and cyclone recovery costs of
-$0.1 billion).
•Inflation net of energy prices -$0.4 billion impact: general inflation on our cost base of $0.5 billion was partly offset by the easing of diesel prices.
•Improved operating cash unit costs net $0.3 billion: sharper focus on cost discipline.
•Cash unit cost improvement $0.8 billion: was underpinned
by enhanced cost efficiencies achieved on delivering higher
copper, bauxite and alumina volumes, whilst maintaining strong cost discipline.
•Temporary cash unit cost increases -$0.4 billion: refined
copper production at Kennecott was 31% lower in 2025, due to the planned smelter shutdown and limited ore availability from
geotechnical constraints until we gain access to higher grade ore in
Slice 2 in 2027. 2024 was a strong comparative year with more refined production from the drawdown of inventory, following the smelter rebuild in 2023. IOC's cash unit costs were impacted by
1% lower production and reflected investment in mine pit health and operational stability.
•Higher aluminium raw material prices -$0.1 billion: reflected increases in prices for coke and caustic, partially offset by alloys.
•Cyclone recovery costs in the Pilbara -$0.1 billion: included repair and mitigation costs, supporting delivery of recovered volumes.
•Exploration and evaluation $0.4 billion benefit: with Rincon costs being capitalised from 1 July 2024 and a $0.2 billion gain on sale of 30% interest in Winu.
•Non-cash costs/other -$0.6 billion impact: includes investment to reflect our growth and diversification ambition, including operating expenditure at Simandou as operations ramp up,
funding of Nuton programs and Arcadium acquisition and
integration costs. Furthermore, in 2024 we revised the closure discount rate from 2.0% to 2.5%, increasing underlying EBITDA by $0.2 billion, which did not recur in 2025.

Annual Report on Form 20-F 2025	18	riotinto.com
Strategic report | Financial review
Net earnings
The principal factors explaining the movements in underlying earnings and net earnings are set out below.
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio
Tinto in 2025 was $10 billion (2024: $11.6 billion).

US$bn
2024 net earnings	11.6
Changes in underlying EBITDA (see above)	2.0
Increase in depreciation and amortisation (pre-tax) in underlying earnings	(0.6)
Increase in interest and finance items (pre-tax) in underlying earnings	(0.2)
Increase in tax on underlying earnings	(1.0)
Increase in underlying earnings attributable to outside interests	(0.2)
Total changes in underlying earnings	–
Changes in items excluded from underlying earnings (see below)	(1.6)
Movement in impairment charges net of reversals	0.3
Movement from consolidation and disposal of interests in businesses	(0.9)
Movement in closure estimates (non-operating and fully impaired sites)	(0.1)
Movement in exchange differences and gains/losses on derivatives	(0.6)
Other	(0.2)
2025 net earnings	10.0
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•Increase in depreciation -$0.6 billion: in line with ramp-up of Oyu Tolgoi and inclusion of Arcadium since March.
•Higher taxes -$1.0 billion: increased contribution from Escondida with an associated higher underlying tax rate. Additionally, some unrecognised deferred tax assets, disallowed costs and adjustments in respect of prior years around the Group, have driven the effective tax rate on underlying earnings to 31.5% (28.3% in 2024).
•Higher finance items: reflecting an $8.9 billion increase in net debt in 2025 following the issuance of $9 billion of bonds to fund the acquisition of Arcadium and for general corporate purposes.
Items excluded from underlying earnings
The differences between underlying and net earnings are set out in this table (all numbers are after tax and exclude amounts attributable to non-controlling interests).

	2025	2024
Year ended 31 December	US$bn	US$bn
Underlying earnings	10.9	10.9
Items excluded from underlying earnings
Net gains on consolidation and disposal of interests in businesses	–	0.9
Impairment charges net of reversals	(0.2)	(0.5)
Foreign exchange and derivative gains/(losses) on net debt and intragroup balances and derivatives not qualifying for hedge accounting	(0.4)	0.2
Change in closure estimates (non-operating and fully impaired sites)	(0.2)	(0.1)
Other	–	0.2
Total items excluded from underlying earnings	(0.9)	0.7
Net earnings	10.0	11.6
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
On page 271 there is a detailed reconciliation from net earnings to underlying earnings, including pre-tax amounts and additional explanatory notes. The differences between profit after tax and underlying EBITDA are set out in the table on page 171.
•In 2025, there were no significant gains on consolidation and disposal of interests in businesses. In 2024, these totalled $0.9 billion, primarily related to a gain following the increase in ownership of Tiwai Point Smelter (NZAS), New Zealand, the sale of Sweetwater, a former uranium legacy site in Wyoming, US, and the sale of Dampier Salt’s Lake MacLeod operation in Western Australia.
•Impairment charges net of reversals -$0.2 billion: mainly related to the tailings storage facility at the Yarwun alumina refinery, which was expected to reach capacity by 2031. We  will curtail production by 40% from October 2026 to allow another four years to explore and develop technical solutions that could extend the refinery’s life, which resulted in an impairment charge in 2025. Refer to note 4 to the
Financial Statements of our 2025 Annual Report for further details. In 2024, we recognised impairment charges net of reversals of $0.5 billion (after tax), mainly related to our alumina refinery Queensland Alumina Limited (QAL) .
•Foreign exchange and derivative losses -$0.4 billion: includes post-tax losses on intragroup balances of $0.8 billion (2024: $0.6 billion gain) offset by post-tax gains on external net debt of $0.3 billion (2024: $0.4 billion loss), primarily as a result of the strengthening of the
Australian dollar in 2025.
Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto.

Annual Report on Form 20-F 2025	19	riotinto.com
Strategic report | Financial review
Underlying EBITDA by product group

	Underlying EBITDA
	2025	2024	Change
Year ended 31 December	US$bn	US$bn	%
Iron Ore	15.2	17.0	(11)%
Aluminium & Lithium	4.6	3.6	29%
Copper	7.4	3.4	114%
Reportable segments total	27.1	24.0	13%
Simandou iron ore project	(0.1)	–	336%
Other operations	0.1	0.5	(90)%
Central pension costs, share-based payments, insurance and derivatives	(0.1)	0.2	(148)%
Restructuring, project and one-off costs	(0.6)	(0.3)	139%
Other central costs	(0.8)	(0.8)	–%
Central exploration and evaluation	(0.2)	(0.2)	(3)%
Total	25.4	23.3	9%
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals and year-on-year changes. Underlying EBITDA and underlying earnings are non-
IFRS measures used by management to assess the performance of the business and provide additional information which investors may find useful. For more information on our use of non-IFRS financial measures in this report, see the section entitled "Alternative performance measures" (APMs) and the detailed reconciliations on pages 270 to 274.
Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.
•Other Operations: includes Rio Tinto Iron & Titanium, Borates and Diamonds. Underlying EBITDA was lower YoY due to weaker demand for TiO2 in 2025 and where 2024 included a one-off insurance receipt ($0.2 billion).
•Central pension costs, share-based payments, insurance and derivatives netted to $0.1 billion: mainly associated with the premiums paid by the business to our captive insurers offset by insurance claim settlements and unrealised losses on derivatives (vs gain in 2024).
•Restructuring, project and one-off costs $0.6 billion: YoY increase primarily in the first half, associated with the acquisition and integration of
Arcadium. It also includes centrally funded research and development programs (expected to reduce in 2026 following rationalisation), and continued investment in Group-wide technology and systems to drive further productivity. In the second half, we simplified and streamlined our operating model, resulting in a leaner Executive Committee (from 11 to 9) and senior management team (reduced roles by 22%). This resulted in one-off restructuring costs in 2025, with the full benefit expected in 2026.
•Other central costs $0.8 billion: central corporate costs were flat YoY, reflecting cost productivity improvements delivered on simplifying central functions, which offset inflationary pressures.
•Central exploration and evaluation $0.2 billion: during 2025, we further prioritised our strong portfolio of exploration projects with activity in 15 countries across six commodities. This included simplifying the focus through decisions to cease exploration activity in Brazil and Finland and any lithium exploration projects without remaining commitments. Importantly, we advanced the drill program and early studies at the Nuevo Cobre project in Chile, in partnership with Codelco.
Consistently strong cash flow generation with disciplined investment

	2025	2024
Year ended 31 December	US$bn	US$bn
Net cash generated from operating activities	16.8	15.6
Purchases of property, plant and equipment and intangible assets	(12.3)	(9.6)
Sales of property, plant and equipment and intangible assets	0.1	–
Lease principal payments	(0.5)	(0.5)
Free cash flow¹	4.0	5.6
Dividends paid to equity shareholders	(6.1)	(7.0)
Acquisition of Arcadium (including acquired net debt)	(7.6)	–
Net funding relating to Simandou (outside of free cash flow)	0.8	0.5
Funding received relating to the Nemaska project	0.2	–
Other	(0.1)	(0.3)
Movement in net debt¹	(8.9)	(1.3)
Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.
•$16.8 billion of net cash generated from operating activities: reflecting the higher underlying EBITDA and a 66% underlying EBITDA cash conversion rate, in line with 2024. There was a modest working capital cash outflow of $0.2 billion, including the impact of higher commodity prices in receivables.
•$12.3 billion of purchases of property, plant and equipment and intangible assets: comprised $4.1 billion of growth, $3.6 billion of replacement, $4.5 billion of sustaining and $0.2 billion of decarbonisation capital (in addition to $0.4 billion of decarbonisation operational expenditure). Our share of capital investment (see table below) was
$11.4 billion. We continue to fund our capital program in accordance with our disciplined capital allocation framework.
•$6.1 billion dividends paid: reflected payment of the 2024 final and the 2025 interim ordinary dividends.
•$7.6 billion Arcadium acquisition: includes $6.3 billion paid to Arcadium's shareholders, $0.4 billion paid to their convertible loan note holders, consolidation of Arcadium's $0.7 billion net debt and $0.2 billion loaned by Rio Tinto to Arcadium prior to completion of the acquisition. Transaction costs have been expensed and are included in operating expenses and are part of operating cash flows.
•$0.8 billion net inflow from Simandou funding: we received $1.3 billion from Chalco Iron Ore Holdings (CIOH) relating to CIOH's share of Simandou project expenditure. This was partly offset by $0.6 billion funding provided to Winning Consortium Simandou (WCS) rail and port entities.
•$14.4 billion net debt1 at 31 December 2025: the above movements resulted in an increase in net debt¹ of $8.9 billion in 2025.
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
section entitled “Alternative performance measures” (APMs) and the detailed reconciliations on pages 270 to 274.

Annual Report on Form 20-F 2025	20	riotinto.com
Strategic report | Financial review

Year ended 31 December	2025 US$m	2024 US$m⁽ᶜ⁾
Purchase of property, plant and equipment and intangible assets	12,335	9,621
Less: Sales of property, plant and equipment and intangible assets	(50)	(30)
Capital expenditure	12,285	9,591
Funding provided by the group to EAUs(a)	557	965
Less: Equity or shareholder loan financing received/due from non-controlling interests(b)	(1,439)	(1,063)
Rio Tinto share of capital investment	11,403	9,493
(a)Funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in
WCS of US$249 million (2024: US$431 million) and loans provided totalling US$308 million (2024: US$534 million).
(b)We received US$1,321 million (2024: US$1,505 million) from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$1,160 million (2024: US$1,063 million) relates to CIOH’s 47%
share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. In 2025, we also received US$236 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$279 million is included in Rio Tinto share of capital investment.
(c)The 2024 comparative has been recast to include sales of property, plant and equipment and intangible assets which is now part of the definition.
Retaining a strong balance sheet
•Net debt1: $14.4 billion at 31 December 2025 increased by $8.9 billion compared to 2024 year end, mainly following completion of the
Arcadium acquisition in March.
•Net gearing ratio1 (net debt to total capital): 18% at 31 December 2025 (31 December 2024: 9%). See page 274.
•Total financing liabilities excluding net debt derivatives: $23.5 billion at 31 December 2025 following $9 billion bond issuance to fund the acquisition of Arcadium and for general corporate purposes (31 December 2024: $13.8 billion) and the weighted average maturity was
11 years. At 31 December 2025, 76% of these liabilities were at floating interest rates (81% excluding leases). The maximum amount within non-current borrowings maturing in any one calendar year is $2.8 billion, which matures in 2028.
•Cash and cash equivalent plus other short-term highly liquid investments: $9.2 billion at 31 December 2025 (31 December 2024:
$8.7 billion).
•Provision for closure costs: $17.8 billion at 31 December 2025 (31 December 2024: $15.7 billion). The key movements explaining the increase were:
•+$0.9 billion due to a weakening of the US dollar against local currencies at 31 December 2025
•+$0.8 billion from amortisation of the discount on provisions
•+$1.2 billion from net increases to new provisions
•+$0.3 billion relating to the Arcadium acquisition
•partly offset by -$1.0 billion spend against the provision as we advanced our closure activities at Argyle, ERA (under a Management
Service Agreement), the Gove alumina refinery and other legacy sites, along with progressive closure activity across our operations.
Shareholder returns
Ten-year track record of 60% payout ratio on the ordinary dividend

	2025 US$bn	2024 US$bn
Ordinary dividend
Interim⁽ª⁾	2.4	2.9
Final⁽ª⁾	4.1	3.7
Full-year ordinary dividend⁽ª⁾	6.5	6.5
Payout ratio on ordinary dividend	60%	60%
(a)Based on weighted average number of shares and declared dividends per share for the respective periods and excluding foreign exchange impacts on payment. Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals.

Ordinary dividend per share declared	2025	2024
Interim (US cents)	148	177
Final (US cents)	254	225
Full-year (US cents)	402	402

Final dividend calendar	2026
Ex-dividend date for Rio Tinto plc and Rio Tinto Limited ordinary shares	5 March
Ex-dividend date for Rio Tinto plc ADRs	6 March
Record date	6 March
Final date for Dividend Reinvestment Plan and alternate currency payment elections	24 March
Currency conversion date	7 April
Payment date	16 April
The 2025 final ordinary dividend to be paid to our Rio Tinto Limited shareholders will be fully franked. The Board expects Rio Tinto Limited to be in a position to pay fully franked dividends for the foreseeable future.
The Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value while maintaining a strong balance sheet.
The Board expects total cash returns to shareholders over the longer term to be in a range of 40% to 60% of underlying earnings in aggregate through the cycle. Both Rio Tinto plc and Rio Tinto Limited dividends are declared in US dollars.
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
detailed reconciliations on pages 270 to 274.

Annual Report on Form 20-F 2025	21	riotinto.com
Strategic report | Financial review
Capital projects

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore
Project: Western Range
Location: Western Australia (WA), Australia
Ownership: Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%)
Capacity: 25 Mtpa
Approval: September 2022
First production: March 2025
To note: The project includes construction of a primary crusher and an 18-
kilometre conveyor connection to the Paraburdoo processing plant.
	$1.3bn (Rio Tinto share)[1]	•Officially opened on 6 June 2025 on time and on budget. •Planned production ramp-up through 2026.
Project: Brockman (Brockman Syncline 1)
Location: WA, Australia
Ownership: 100%
Capacity: 34 Mtpa
Approval: March 2025
Planned first production: 2027
To note: The project is to extend the life of the Brockman regions in WA.
$1.8bn
•The project received all necessary State and Federal
Government approvals in Q1 enabling bulk earthworks to
commence in Q2 and mobilisation of key construction
contractors in Q3.
•First production remains on track for 2027.

Project: Hope Downs 2 (incl. Bedded Hilltop)
Location: WA, Australia
Ownership: Rio Tinto (50%) and Hancock Prospecting (50%)
Capacity: 31 Mtpa
Approval: June 2025
Planned first production: 2027
To note: The project is to extend the life of the Hope Downs 1 operation in WA.
$0.8bn (Rio Tinto share)
•Received all necessary State and Federal Government
approvals in H1, enabling the commencement of
construction activities.
•Main construction activities continue to progress in line with plan, including bulk earthworks clearing and installation of tunnel segments over the rail line.
•First production remains on track for 2027.

Project: West Angelas Sustaining
Location: WA, Australia
Ownership: Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel
(14%)
Capacity: 35 Mtpa
Approval: October 2025
Planned first production: 2027
To note: The project is to extend the life of the West Angelas hub in WA.
	$0.4bn (Rio Tinto share)	•State Agreement was received in October 2025 allowing mobilisation and the start of construction activities in November. •First production remains on track for 2027.
Project: Simandou
Location: Guinea, Africa
SimFer mine ownership: SimFer (85%), Government of Guinea (GoG)
(15%)
SimFer mine capacity: 60 Mtpa[2]
(27 Mtpa Rio Tinto share)
Approval: July 2024
Start date: first shipment in December 2025
To note: Investment in the Simandou high-grade iron ore project in
Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with
Winning Consortium Simandou[3] (WCS), Baowu and the Republic of
Guinea (the partners) for the export of up to 120 Mtpa of iron ore mined by SimFer's and WCS's respective mining concessions.[4] The SimFer joint venture[5] will develop, own and operate a 60 Mtpa[2] mine in blocks 3
& 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.
$6.2bn (Rio Tinto share)
•We achieved first ore shipment in December. Ore is being
railed from the SimFer mine to the main rail line via the
SimFer rail spur and shipped through the WCS port while
construction of the SimFer port is finalised. This marked the start of commissioning tests of the common rail to port
infrastructure. Commissioning of the common rail to port
infrastructure will be a complex process, and once
complete, around the end of Q1 2026, we expect a 30
month ramp-up to full capacity.
•SimFer mine construction progressed to plan, reaching 62%
completion by year end, with bulk earthworks and
permanent process facilities construction ongoing; ore
continues to be crushed and stockpiled via temporary
crushers, with first ore through permanent crushing facilities expected in H2 2026.
•SimFer rail spur: Mechanically complete and operational.
Full rail commissioning targeted for Q1 2026.
•SimFer port: Advanced ahead of plan with 66% completed.
Fabrication of transhipment vessels (TSV) continuing and
the first TSV under-construction successfully launched in
December in China. SimFer port commissioning is expected
in Q1 2027
•Non-managed infrastructure - our partners confirm that
construction is progressing well and is on track.

Annual Report on Form 20-F 2025	22	riotinto.com
Strategic report | Financial review

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Aluminium
Project: Low-carbon AP60 aluminium smelter
Location: Quebec, Canada
Ownership: Rio Tinto (100%)
Capacity: Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum
Approval: June 2023
Planned start date: First hot metal and commissioning is expected by Q1
2026, smelter fully ramped up by end of 2026.
To note: The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which has been rescheduled to open in Q4 2026 (previously Q4 2025).
$1.3bn
•Construction activities progressed to plan, with key
milestones achieved in 2025 including completion of pot-to-
pot module fabrication and installations, completion of main buildings and energisation of the first substations.
•First hot metal and commissioning remains on track to be
completed by Q1 2026.

Lithium
Project: Rincon expansion
Location: Salta province, Argentina
Ownership: Rio Tinto (100%)
Capacity: 60 ktpa (battery grade lithium carbonate)
Approval: December 2024
Planned first production: 2028 with three-year ramp-up to full capacity
To note: Project consists of the 3 ktpa starter plant and 57 ktpa expansion program. The mine is expected to have a 40-year[6] life and operate in the first quartile of the cost curve.
$2.5bn
•Starter plant: commissioning completed and start-up in
progress, aiming to reach full capacity by end 2026.
•Regulatory approval received in August, enabling
commencement of construction for the battery-grade lithium
carbonate plant. Construction activities progressed during
H2, including camp expansion works and development of
site infrastructure.
•Expansion project construction of full scale plant remains on track.

Project: Fénix expansion (1B)
Location: Catamarca province, Argentina
Ownership: Rio Tinto (100%)
Capacity: 10 ktpa LCE (battery grade lithium carbonate)
Planned first production: H2 2026
To note: product is carbonate, chloride
	$0.7bn	•Project is mechanically complete with commissioning at 60%. Mechanical Vapour Recompression plant commissioned to support planned first production. •First production remains on track for H2 2026.
Project: Sal de Vida Location: Catamarca province, Argentina Ownership: Rio Tinto (100%) Capacity: 15 ktpa LCE Planned first production: H2 2026 To note: product is carbonate	$0.7bn	•Project is mechanically complete with commissioning at 40%. •First production remains on track for H2 2026.
Project: Nemaska Lithium
Location: Quebec, Canada
Ownership: Rio Tinto (50%), Investissement Québec (50%)
Capacity: 28 ktpa LCE (100%)
Planned first production: 2028
To note: product is integrated lithium hydroxide.
$1.1bn (Rio Tinto share)
•Project work progresses at Bécancour hydroxide plant in
Quebec. Engineering is now complete with construction at
60%. Commissioning planned to commence in 2026 ahead of
first production in 2028.
•Whabouchi and Galaxy mines: we are undertaking a strategic
business and capital discipline review with our partners in
Canada to decide which of the two mines we will develop. We
expect to make a decision in the first half of 2026, to ensure an integrated solution for spodumene supply to Bécancour is
available by 2028.

Annual Report on Form 20-F 2025	23	riotinto.com
Strategic report | Financial review

Project (Rio Tinto 100% owned unless otherwise stated)	Total capital cost (100% unless otherwise stated)	Status/Milestones
Copper
Project: Oyu Tolgoi underground mine
Location: Mongolia
Ownership: Rio Tinto (66%), Government of Mongolia (34%)
Capacity: from both the open pit and underground mines, average of
~500 kt⁷ per year from 2028 to 2036.
Approval: 2016
First production: 2024, ramp-up till 2028
To note: Oyu Tolgoi is set to become the world’s 4th largest copper mine by 2030
$7.06bn
•Primary Crusher #2 construction completed ahead of plan in
Q3, with first ore delivered in September.
•Underground project development completed during Q4.
•Project is now focused on safe handover to operations.

Project: Kennecott open pit extension
Location: Utah, US
Ownership: Rio Tinto (100%)
Approval: 2019
To note: The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.
	$1.8bn	•Stripping will continue through 2027 with sustainable ore production from the second phase of the pushback expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS) underground development[8]
Location: Utah, US
Ownership: Rio Tinto (100%)
Capacity: around 250 kt through to 2033[9]
Approval: June 2023
First production: Q4 2025
To note: Original approval for $0.5bn with a further $0.1bn approved in
December 2024 for additional infrastructure and geotechnical controls.
	$0.6bn	•First production from NRS occurred in December 2025 with ramp-up from main stoping ramp sequence in Q1 2026.
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
3.WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure.
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
4.WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines.
5.SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs
(Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-
developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du
Transguinéen, which will own and operate the co-developed infrastructure during operations.
6.The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60 ktpa is comprised of 3 ktpa starter plant,
50 ktpa full scale plant and 7 ktpa additional optimisation.
7.The ~500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.
8.The NRS Mineral Resources and Mineral Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Mineral Reserves, form the Underground Skarns Mineral
Resources and Mineral Reserves.
9.The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities
Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed.

Annual Report on Form 20-F 2025	24	riotinto.com
Strategic report | Financial review
Future options

Project	Status
Iron Ore: Pilbara brownfields
Location: WA, Australia
Ownership: Rio Tinto (100%)
Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years.
•Four of the five major replacement mines are currently ramping up or under construction. •The Greater Nammuldi extension project continues to be optimised with a pathway to first ore in 2028.[1]
Iron Ore: Rhodes Ridge
Location: WA, Australia
Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd
(10%)[2]
Capacity: 40 to 50 Mtpa
First ore: end of decade
To note: The Rhodes Ridge Joint Venture has approved a feasibility study to progress development of the first phase of the Rhodes Ridge project. The feasibility study will assess development of an operation with initial annual production capacity of 40 to 50 Mtpa, and is scheduled to commence in Q1
2026 and expected to conclude in 2029. The development will use Rio
Tinto’s rail, port and power infrastructure.
Following completion of the pre-feasibility study and with the environmental referral planned, we aim to progress toward reporting an initial Mineral
Reserve for Rhodes Ridge in 2026, contingent on continued review of all relevant modifying factors.

•In December 2025, the Rhodes Ridge Joint Venture approved a $191 million
(Rio Tinto share $96 million) feasibility study to progress development of the first phase of the project.
•The joint venture partners (Rio Tinto 50%, Mitsui 40% and AMB Holdings
10%) intend to invest a further $146 million on exploration between 2026 and 2028 as part of ongoing study phases.
•The feasibility study is expected to conclude in 2029.

Copper: Resolution
Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona.
•On 20 June 2025, the United States Forest Service (USFS) republished the
Final Environmental Impact Statement (FEIS) and draft Record of Decision
(ROD). Absent a Court order, this publication would have enabled completion of the congressionally mandated land exchange between
Resolution Copper and the federal government. But, on 18 August 2025, as the land exchange neared completion, the Ninth Circuit Court of Appeals issued an administrative order to enjoin the land exchange.
•On 6 October 2025, in separate litigation brought by the Apache Stronghold, a non-profit organisation, the U.S. Supreme Court denied the group's petition for rehearing in its case seeking to prevent the land exchange.
•Oral arguments in the Ninth Circuit Court of Appeals were completed on 7
January 2026. A decision is anticipated in 2026.
•Resolution continues to seek to demonstrate to the Courts why the land exchange should proceed as directed by Congress. The land exchange will enable further underground mine development and place thousands of acres of ecologically and culturally significant land into permanent conservation.

Copper: Winu
Location: WA, Australia
Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%)
To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with
Nyangumarta and the Martu Traditional Owner Groups remain our priority.

•The Joint Venture agreement with SMM was completed on schedule in Q4.
•The pre-feasibility study with an initial processing capacity development of up to 10 Mtpa was also completed in Q4.
•The project has advanced to a feasibility study, which is currently in progress and scheduled for completion by the end of 2026.
•The Environmental Review Document has been submitted to the Western
Australian Environmental Protection Authority (EPA) for assessment in collaboration and support with both Traditional Owner Groups.

Copper: La Granja
Location: Cajamarca, Peru
Ownership: Rio Tinto (45%), First Quantum Minerals (55%)
To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development.
•Evaluation of drill results is underway - results are expected in Q1 2026. •Progressing the feasibility study.
1.All necessary State and Federal Government approvals have been received. The project is still subject to Traditional Owner consultation.
2.Mitsui holds its 40% interest through an entity named SPC Blue Pty Ltd and AMB holds its 10% interest through Rhodes Ridge Mining (No 1) Pty Ltd, a wholly owned subsidiary of
Wright Prospecting Pty Ltd, that is managed and controlled by AMB.

Annual Report on Form 20-F 2025	25	riotinto.com
Strategic report | Financial review

Project	Status
Aluminium: Arctial partnership
Location: Finland
To note: Partnership agreement with the Swedish investment company
Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland.
As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry-leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada.

•Arctial JV was formally established in Q2 2025 and a pre-feasibility study and environmental impact assessment study were conducted during the remainder of 2025.
•The JV partners will review the outcome of those studies and are expected to consider next steps for further development of the project during Q1
2026.

Lithium
Location: Argentina	•Developing the blueprint in 2026 for two future hubs, targeting $30/kg capital intensity with a 30-month timeline for development and <$5/kg C1 operating costs.
Location: Atacama region, Chile
To note:
•Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project.
•Binding agreement with ENAMI to form a JV to develop the Salares
Altoandinos project.
•Expected agreement closure dates: H1 2026 (for both Maricunga and Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions.
Location: Serbia
Ownership: Rio Tinto (100%)
To note: Development of the greenfield Jadar lithium-borates project in
Serbia to include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant.
•Project has been moved to care and maintenance.

Annual Report on Form 20-F 2025	26	riotinto.com
Strategic report

Image: Bauxite stockpiles at the reclaimer area, Amrun Operations, Australia.
Aluminium & Lithium
Aluminium & Lithium now sit in a single product group, reinforcing our portfolio of critical materials essential to the transport, energy infrastructure and construction sectors. Our Aluminium business is built on a global footprint of world-class assets, with an integrated bauxite-to-aluminium value chain. We have a diversified offering that includes low-carbon primary and secondary aluminium, recycled aluminium, and value-added products. In Lithium, we bring together spodumene and brine mining operations with downstream processing capability to produce high-quality lithium hydroxide, lithium carbonate and various other lithium products. With premier resource bases in both businesses globally, and the operational strength and flexibility to adapt to evolving customer needs, we are well positioned to meet rising demand for the energy transition.
Snapshot of the year

AIFR 0.54 (2024: 0.38)	Employee numbers[1] 19,000 (2024: 16,000)

Net cash generated from operating activities $3.8bn (2024: $2.8bn)	Scope 1 and 2 GHG emissions (equity Mt CO2e) 24.3 Mt (2024: 22.9 Mt)
Safety
Across Aluminium & Lithium, we prioritise safety by focusing on preventing fatal and life-changing harm, strengthening risk management and critical controls, and continuously elevating our safety culture through leadership, learning and accountability.
For Aluminium, in 2025, we experienced an increase in the all-injury frequency rate (AIFR) from 0.38 to 0.55, partly reflecting a change in injury classification. This prompted targeted work to improve injury performance through site-specific improvement plans. Our Safety
Maturity Model (SMM) continued to progress through structured field engagements and integration into planning and assurance
processes, supporting our long-term goal of maturing risk
management and building a culture of accountability and care. We initiated a safety reset in all regions to reverse the increasing trend, which was successfully implemented in the second half of the year.
We recorded 19 potential fatal incidents (PFIs) in Aluminium, with critical risks primarily related to contact with electricity, falling objects, and vehicle collision or rollover. To address these, we strengthened Critical Risk Management practices and improved the effectiveness of controls. We also enhanced our incident
investigation process by introducing more rigorous action
effectiveness reviews, ensuring that learnings translate into meaningful improvements.
For our Lithium business, the AIFR increased slightly from 0.24 to 0.30 in 2025. This includes existing operations, the startup of
2 new lithium extraction-to-carbonate sites - Rincon 3000 starter plant and Sal de Vida - and the expansion of Fénix in Argentina. We recorded one PFI in Lithium, with risk linked to vehicle collision and rollover. Our Lithium business has begun integrating into
Rio Tinto systems, while enhancing operational ownership and accountability for risk awareness and mitigation.
Moving forward, by prioritising engineering design, strategic capital investment and ongoing research, we aim to minimise hazards
and remove personnel from high-risk areas as established in our sustainability roadmap.
Market insights
World aluminium semi-fabricated demand rose by approximately 2%
year on year in 2025. The global energy transition (in electric vehicles and renewables) remained the driver of growth while demand in building and construction remained weak.
World aluminium primary production rose by around 1.7% in 2025 with lower growth in China as it remained constrained by its self-
imposed aluminium capacity cap. Commissioning of greenfield
smelting capacity in Indonesia and smelter restarts in Europe
(excluding Russia) and Brazil drove growth in production outside
China. Overall, the global aluminium market recorded a small deficit in 2025, and visible weeks of inventory remain at a low level.
The London Metal Exchange (LME) cash aluminium price recorded an impressive performance in the 2nd half of 2025. A high investor net long position in the LME supported by a weak US dollar drove the rally in the price. The regional market premium in the US hit a record high by the 4th quarter, following the introduction of a 50%
US import tariff on aluminium from June which led to lower imports and subsequent destocking of aluminium. The Australian FOB (free on board) alumina price reached a multi-year low by the 4th quarter on increased availability of new refinery supply in China and
Indonesia. Guinean bauxite exports to China recorded robust growth in 2025, despite the revocation of certain Guinean bauxite mining licences by the government. China CIF (cost, insurance and freight)
bauxite prices softened through the year because of increased availability of bauxite.
2025 saw another strong year of lithium demand growth of
approximately 25%. Global lithium supply increased 14% year on year, supported by Chinese investments in Africa and new projects in South America. After a weak first half of 2025, lithium carbonate prices surged 80% over the 2nd half to $14,500/t as of
31 December, led by supply concerns in China and growing
optimism on the demand for battery energy storage systems
(BESS). Although prices were soft in the first half, supply cuts have been limited as producers focused on cost reductions and secured funding to maintain production. Long-term fundamentals remain strong, with further investment required to meet growing demand under supportive EV and BESS policies.
1.This represents the average number of employees for the year, including the
Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 268 for more information.

Annual Report on Form 20-F 2025	27	riotinto.com
Strategic report | Aluminium & Lithium
Aluminium & Lithium

Year ended 31 December	2025	2024	Change
Bauxite production ('000 tonnes — Rio Tinto share)	62,400	58,653	6%
Alumina production ('000 tonnes — Rio Tinto share)	7,593	7,303	4%
Aluminium production ('000 tonnes — Rio Tinto share)	3,380	3,296	3%
Lithium carbonate equivalent (LCE) production ('000 tonnes — Rio Tinto share)[1]	57	NA	NA

Segmental revenue (US$ millions)[2]	17,056	13,650	25%
Average realised aluminium price (US$ per tonne)	3,318	2,834	17%
Underlying EBITDA (US$ millions)	4,574	3,552	29%
Net cash generated from operating activities (US$ millions)	3,815	2,847	34%
Capital expenditure — excluding EAUs (US$ millions)[3]	(3,346)	(1,848)	81%
Free cash flow (US$ millions)	416	962	(57%)
Aluminium underlying return on capital employed[4]	13%	10%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.
1.Q1 2025 LCE production from Arcadium was 17 kt of which 6 kt was produced since completion of the acquisition in March. Accordingly, of the 57 kt LCE production in 2025, 46 kt was attributable to Rio Tinto.
2.2025 freight revenue for Bauxite business was $493 million (2024: $498 million).
3.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets. It excludes equity accounted units (EAUs).
4.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
•Underlying EBITDA: Overall we delivered a significant uplift in profitability with a 29% increase in underlying EBITDA to $4.6 billion primarily driven by the Aluminium business which contributed $4.4 billion and delivered an underlying ROCE of 13%. Our Lithium business contributed $0.2 billion, including Arcadium following completion of the acquisition in March. The result reflects strong bauxite and aluminium prices, improved market premiums alongside higher volumes, partly offset by approximately $1 billion of gross costs associated with US tariffs on our primary aluminium exports. From
March 2025, we lost the 10% tariff exemption under Section 232, from which we benefited since 2018. The US Midwest premium has
adapted to levels fully compensating for the 50% tariff.
•Capital investment: YoY increase primarily reflecting continued
investment in growth. This incorporates approximately $1.4 billion capital expenditure related to Lithium projects, including Rincon, Fénix expansion (1B), Sal de Vida and Nemaska. Capital expenditure increased by about $300 million to $2 billion in the Aluminium business, reflecting the acceleration of the low-carbon AP60 aluminium smelter project in Quebec, Canada and early works to increase capacity at the
Weipa Southern Operations in Queensland, Australia.
•Cash flow: Aluminium business generated $1.9 billion of free cash flow, a 45% YoY increase, driven by higher underlying EBITDA, and
represents an increase in underlying EBITDA cash conversion
compared to 2024. This was partly offset by a $1.5 billion cash outflow in the Lithium business mainly on investment in growth capital projects.
•Pricing: Our aluminium price comprises the LME price, a market premium and a value-added product (VAP) premium.
•Realised price:

$/tonne	2025	2024	2025 vs 2024
Average LME price	2,632	2,419	+9%
Average product premiums for VAP sales[1]	336	295	+14%
1.Our VAP sales were 42% of primary metal sold in 2025 (2024: 46%).
Review of operations
•Bauxite: Delivered another steady year with production increasing 6%
YoY to a new annual production record of 62.4 Mt. This followed a 7%
increase in the prior year, reflecting sustained operational improvements from application of the Safe Production System at Amrun.
•Alumina: 4% YoY increase in production, driven by improving plant performance at Yarwun and stable operations across other sites.
At Yarwun, we announced we will reduce production by 40% from
October 2026 to extend the operation's life until 2035 and allow time to explore further life-extension and modernisation options.
•Aluminium: Stable production as the group continued to adapt to market and supply chain dynamics, maintaining output near historical highs. The YoY increase in production reflected increased ownership interests in Boyne Smelters from 59.4% to 71% effective 1 October and further to 73.5% from 1 November 2024, and Tiwai Point Smelter from 79.4% to 100% effective 1 November 2024. New Zealand
Aluminium Smelter (NZAS) returned to full production rates in Q4 following the call from Meridian Energy to reduce electricity usage from early March to 15 June 2025. The Kitimat smelter continued stable operations despite operating with fewer pots than targeted, as we adapt to lower reservoir levels.
•Lithium: Completed the acquisition of Arcadium in March, formed Rio
Tinto Lithium business together with Rincon. Achieved record Q4 hydroxide production at Bessemer City and record carbonate
production at Fénix and Olaroz, supported by the ramp-up to
nameplate capacity of Fénix 1A and Olaroz stage 1 running at full capacity as planned, with stage 2 performing in line with expectations.
Mt Cattlin spodumene operation in Western Australia was placed on care and maintenance by end of March 2025.

For more information about our capital projects and future growth options, see pages 21-25.

Case study
Amrun: Unlocking full potential in bauxite
Our Amrun bauxite operation in Queensland, Australia continues to deliver strong performance, underpinned by a focused journey toward operational excellence. Building on the substantial work done in 2024, Amrun produced 25.3 million tonnes in 2025 – an 8.7% uplift that marks a significant step toward sustained growth.
This increase reflects disciplined execution, empowered teams, and strategic enhancements across the value chain. A standout example is a low-cost enhancement to the crude ore circuit that improved feed stability and unlocked an additional 900,000 tonnes of production. These results demonstrate the impact of our Safe Production System in driving flow and reducing variability.
Amrun’s transformation has been enabled by clear leadership focus, strong operational ownership at all levels, and a mindset geared toward innovation and problem solving. With these foundations in place, the site is well positioned to sustain high performance and pursue further productivity gains. Amrun’s success offers a blueprint for scalable excellence across our aluminium portfolio, supporting our commitment to operational efficiency, resilience and long-term value creation.

For more information see riotinto.com/unlockingpotential

Annual Report on Form 20-F 2025	28	riotinto.com
Strategic report

Image: Copper cathode produced using our Nuton® Technology at the Johnson Camp mine, Arizona. Read more in the case study on page 29.
Copper
To meet strong structural demand driven by electrification, decarbonisation and technological infrastructure such as data centres, we are targeting 1 million tonnes of copper annually by 2030. Coupled with operational excellence and advanced technical capabilities, our focus is on delivering disciplined, resilient and profitable growth from our global portfolio of operations and projects.
Snapshot of the year

AIFR 0.25 (2024: 0.32)	Employee numbers[1] 9,000 (2024: 9,000)

Net cash generated from operating activities $4.7bn (2024: $2.6bn)	Scope 1 and 2 GHG emissions (equity Mt CO2e) 0.9 Mt (2024: 1.0 Mt)
Safety
Safety is our first priority. We never lose sight of the responsibility we carry to ensure our people are removed from harm’s way at every level of our Copper business, every day.
In 2025, we recorded 17 potential fatal incidents (PFIs), down from
24 the previous year. Notable critical risks associated with these events included falls from height, falling objects and vehicle incidents. This downward trend reflects our continued focus on
Critical Risk Management and proactive measures to prevent
serious harm.
Our all-injury frequency rate (AIFR) reduced to 0.25, a marked improvement from 0.32 in 2024. Employee AIFR is 0.14, while
contractor AIFR is 0.31, highlighting the importance of ongoing efforts to improve monitoring and two-way learning with our
contractor partners.
During the year, we introduced the Copper Fatality Elimination
Forum. This is dedicated to rigorously reviewing potential fatal events to ensure transferable learnings are converted into
meaningful actions, better hazard identification and stronger control effectiveness.
Our Safety Maturity Model (SMM) saw improvements through
structured field engagements, while sites embedded SMM principles into their planning and assurance processes.
Concurrently, we reinforced site-specific health and hygiene risk management initiatives, including mitigation projects to reduce exposure to silica at Oyu Tolgoi, and silica and noise at Kennecott.
We also maintained strong focus on psychological safety, delivering annual mental health and psychosocial training across US assets.
Contractor safety performance at Kennecott saw improvement
through Keep Each Other Safe workshops to reinforce Rio Tinto risk management practices. These efforts were complemented by
inclusive engagement, ensuring all contracting partners participated in safety forums and programs.
For 2026, our focus will remain on fatality elimination, strengthened risk management and compliance, and maintaining our social
licence. These priorities will further mature our approach to risk management by embedding it into core business decisions and
reinforcing a culture of accountability and operational excellence.
Oyu Tolgoi and Kennecott will continue advancing our assurance processes, while Resolution will implement risk‑based assurance for material risks. Supported by a high‑level Copper integrated plan, we will monitor progress and control performance more systematically throughout the year, improving visibility and governance.
Market insights
London Metal Exchange (LME) prices finished 2025 at a record high of $12,504 per tonne (567 US cents per pound) in response to a succession of supply disruptions at major mines, a softer US dollar, and low inventory at LME warehouses. Alongside weak supply
growth, copper demand rose by 3% in 2025. This was led by strong electrification-related demand in China, which more than offset weakness in other sectors, such as construction. Gold also hit record highs, breaking past $4,000 per ounce, as rate cuts, dollar weakness and geopolitical tensions drove investor buying.
The US Government initiated a Section 232 tariff investigation into copper during the first half of 2025. As a result, the Chicago
Mercantile Exchange (CME) copper price traded significantly above the LME as markets priced in potential tariffs. On 31 July, the US
Government announced Section 232 tariffs on copper. These did not cover refined copper. As a result, the CME price fell back towards the LME price. For the year as a whole, CME copper averaged 30
US cents per pound ($667 per tonne) above the LME price.
The copper concentrate market remains exceptionally tight due to excess smelting capacity. Spot treatment and refining charges continue to trade in negative territory as a result. The 2026 annual benchmark has settled at $0 per tonne, an all-time low.
1.This represents the average number of employees for the year, including the
Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 268 for more information.

Annual Report on Form 20-F 2025	29	riotinto.com
Strategic report | Copper
Copper

Year ended 31 December	2025	2024	Change
Copper production ('000 tonnes) (consolidated basis)[1]	883	793	11%
Gold production - mined ('000 oz - Rio Tinto share)	464	282	65%

Segmental revenue (US$ millions)	13,729	9,275	48%
Average realised copper price (US cents per pound)[2]	457	422	8%
Underlying EBITDA (US$ millions)	7,369	3,437	114%
Net cash generated from operating activities (US$ millions)[3]	4,702	2,590	82%
Capital expenditure — excluding EAUs (US$ millions)[4]	(1,872)	(2,055)	(9%)
Free cash flow (US$ millions)	2,820	526	437%
Underlying return on capital employed (product group operations)[5]	14%	6%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change.
1.Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
2.Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues by $758 million (2024: $92 million negative).
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
Financial performance
•Underlying EBITDA: Delivered a standout year with underlying
EBITDA up 114% driven by a 9% increase in copper LME price and a
12% increase in consolidated copper sales volumes, further supported by the strong gold price and higher gold volumes from Oyu Tolgoi. In addition, a $195 million gain was recognised from the sale of a 30%
interest in the Winu copper project in Australia to Sumitomo Metal
Mining, with the joint venture agreement completed in Q4. The strong underlying EBITDA supported a 14% return on capital employed, increasing by 8 percentage points from 2024.
•Unit costs: Copper C1 net unit costs, at 67 cents per pound were lower than the revised guidance provided at the Capital Markets Day on 4 December 2025 (80 - 100c/lb). This  reduced by 53% from 2024
(142 c/lb), driven by higher copper production at Escondida and Oyu
Tolgoi. In addition, higher by-product credits from higher gold volumes and a rising gold price further reduced net unit costs. This was partially offset by cost inefficiencies at Kennecott on lower refined production.
•Capital investment: 9% YoY decrease in capital investment as we completed the Oyu Tolgoi underground project development in Q4.
•Cash flow: We generated 82% higher net cash from operating
activities of $4.7 billion, driven by the higher underlying EBITDA, albeit representing a lower underlying EBITDA cash conversion, mainly due to lower dividends from Escondida relative to its underlying EBITDA as the asset moves into an investment phase. Together with a 9%
reduction in capital investment, free cash flow of $2.8 billion was delivered, a substantial uplift from 2024.
Review of operations
•Production: 11% increase in copper production YoY, mainly driven by a 61% YoY increase  from Oyu Tolgoi supported by a now fully operational conveyor to surface combined with higher grade from the open pit. We also benefited from improving head grade and recovery rates at Escondida. This was partially offset by lower refined volumes at Kennecott due to a planned 45-day smelter shutdown and a strong
2024 where we benefited from the drawdown of inventory following the smelter rebuild in late 2023. Mined production at Kennecott was stable YoY as we continue to successfully navigate challenging geotechnical conditions.
•Oyu Tolgoi: ramp-up is on track to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036.1 Continuing engagement with
Government of Mongolia including for the Entrée licence transfer. We maintain flexibility and options in the mine plan, including bringing
Panel 1 or Panel 2 South into production first, depending on the timing of the licence transfer.

For more information about our capital projects and future growth options, see pages 21-25.
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

Case study
Nuton® Technology moves from concept to copper cathode in 18 months
In December, we announced the production of first copper from our advanced bioleaching technology venture, Nuton, which successfully commissioned its inaugural industrial-scale demonstration at Johnson Camp Mine in Arizona. The rapid speed of deployment in just 18 months is a major breakthrough, showcasing that cleaner, faster, and more efficient copper production is possible.
Nuton® Technology eliminates the need for conventional refining and smelting by relying on naturally occurring microorganisms to leach copper from primary sulphide ores. The process requires significantly less energy and water and also eliminates the need for tailings. Primary sulphide ores are traditionally considered difficult to process despite accounting for up to 70% of the world’s untapped copper.
In 2026, Nuton will validate its long-term technical performance at Johnson Camp Mine while looking to other demonstration sites. Its modular brick system is designed to be rapidly scaled and tailored according to different orebody characteristics.

For more information see riotinto.com/nuton

Annual Report on Form 20-F 2025	30	riotinto.com
Strategic report

Image: Our Western Range iron ore mine in Western Australia, which opened in 2025. Read more in the case study on page 31.
Iron Ore
In 2025, we announced we are bringing together our world-class Pilbara Iron Ore operations in Western Australia, the
Iron Ore Company of Canada (IOC) and – once fully operational – Simandou in Guinea. This unified portfolio will create a global iron ore business, combining proven performance with future potential, enabling shared safety practices, cutting-edge technology and operational excellence across our network. It positions us to deliver stronger outcomes for customers, communities and shareholders.
Snapshot of the year

AIFR 0.66 (2024: 0.65)	Employee numbers[1] 18,000 (2024: 19,000)

Net cash generated from operating activities $10.6bn (2024: $12.1bn)	Scope 1 and 2 GHG emissions (equity Mt CO2e) 3.8 Mt
Safety
Nothing is more important than the safety and wellbeing of our people, and fatality prevention remains our core priority across all operations. For IOC and our Pilbara Iron Ore operations, we’ve seen a sustained reduction in potential fatal incidents (PFIs), down from 32 in 2022 to 21 in 2025. Most of these incidents continue to involve falling objects and falls from heights. Our all-injury frequency rate (AIFR) was 0.66, increasing from 0.65 in 2024.
Across our Pilbara Iron Ore operations, we continued with our program of work to strengthen critical controls relating to fall from heights and falling objects risks. For example, we reviewed elevated work platform standards to verify the stability and suitability of equipment, updated scaffold and rope access guidance, and we are working with our industry partners to standardise barricading controls. We have been focusing on safety and health with our contractor partners who complete some of the high risk work such as shutdowns, and saw an improvement in 2025. We will continue to focus on this area in 2026. To reduce hand injuries, we introduced a program combining targeted training and tooling redesign, to keep hands out of harm’s way. We also advanced our approach
to psychosocial risk management by deploying our psychosocial incident investigation process. We delivered targeted awareness programs on vicarious trauma and suicide prevention, and fatigue risk roster modelling aligned with industry best practice.
At IOC, we focused significant effort on the mine’s vehicle fatality elimination program through disciplined leadership and the
continued application of the Safety Maturity Model (SMM), which advanced in maturity in 2025. SMM enables us to move beyond
compliance to proactive, high-performing safety behaviours,
embedding safety as a core consideration in every decision.
Our Courage to Care program reached its 6th year in 2025 and continued to engage frontline employees by strengthening risk awareness and fostering personal accountability. Together,
SMM and Courage to Care form the foundation of our safety
transformation, driven by the belief that every individual plays a vital role in preventing harm and promoting wellbeing.
Market insights
In 2025, steel demand continued to be resilient in both China and other markets. Global crude steel production grew by 1% year on year in 2025, primarily reflecting China’s robust performance as gains in infrastructure, machinery, and energy transition steel demand offset the continuing but modest contraction in the property sector’s consumption. China’s steel exports (including semis) rose
14% year on year to 134 million tonnes despite an environment of higher trade barriers. Notably, domestic steel production in the major importers of Chinese steel (eg ASEAN, the Middle East and India)
also expanded in 2025, demonstrating the resilience of ex-China steel demand.
On the supply side, global seaborne iron ore shipments rose
by ~2% year on year to 1.6 billion tonnes, as the major producers’
combined exports were effectively unchanged year on year at
~1.25 billion tonnes. The ramp-ups of smaller-scale and typically higher-cost projects lifted non-major producers’ aggregate volume above 370 million tonnes for the first time in 2025. With around half of this supply relatively high cost and price elastic, average annual iron ore prices still exceeded $100/dmt CFR China for the 6th consecutive year. Iron ore imports in China continued to be stable at close to or above 1.3 billion tonnes, while shipments to other markets continued to fluctuate around 400 million tonnes.
1.This represents the average number of employees for the year, including the
Group's share of non-managed operations and joint ventures, rounded to the nearest thousand. Refer to page 268 for more information.

Annual Report on Form 20-F 2025	31	riotinto.com
Strategic report | Iron Ore
Iron Ore

Year ended 31 December	2025	2024	Change
Pilbara production (million tonnes — 100%)	327.3	328.0	0%
Pilbara shipments (million tonnes — 100%)	326.2	328.6	(1)%
Salt production (million tonnes — Rio Tinto share)¹	4.8	5.8	(18)%
IOC pellets and concentrates production (million tonnes — Rio Tinto share)²	9.3	9.4	(1)%
Simandou production (million tonnes — Rio Tinto share)	1.0	NA	NA

Segmental revenue (US$ millions)	28,989	31,601	(8)%
Average Pilbara iron ore realised price (US$ per dry metric tonne, FOB basis)	90.0	97.4	(8)%
IOC pellets realised price (US$ per wet metric tonne, FOB basis)[2]	125.7	144.0	(13)%
Underlying EBITDA (US$ millions)	15,194	16,985	(11)%
Net cash generated from operating activities (US$ millions)	10,605	12,132	(13)%
Capital expenditure (US$ millions)³ - excludes Simandou project	(4,422)	(3,303)	34%
Free cash flow (US$ millions)	6,061	8,740	(31)%
Underlying return on capital employed⁴	39%	48%
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result in the year-on-year change. Financial information has been recast in accordance with the organisational restructure announced on 27 August 2025.
1.Dampier Salt is reported within Iron Ore, reflecting management responsibility. The Simandou iron ore project in Guinea reports to the Chief Safety & Technical Officer and financial information is reported outside the Reportable segments.
2.Iron Ore Company of Canada (IOC) has been moved from the former Minerals product group to the Iron Ore product group.
3.Capital expenditure is the net cash outflow on purchases less sales of property, plant and equipment; capitalised evaluation costs; and purchases less sales of other intangible assets.
4.Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed.
Financial performance
•Pilbara product strategy: Following a review of our product strategy, we made some changes to specifications of the Pilbara Blend. These predominantly combined the previous Pilbara Blend and SP10 products into a single blend with the average iron content moving to 60.8% Fe
(from 61.6%). Shipments of the new Pilbara Blend commenced in July
2025. As planned, SP10 levels have reduced by around half YoY, accounting for 10% of Pilbara shipments in H2 2025 (100% basis), from
20% in H2 2024.
•Underlying EBITDA: 11% lower than 2024, primarily reflecting lower realised prices across both Pilbara and IOC ($2.3 billion impact)
alongside inflation. These impacts were partly offset by a 1% increase in Pilbara shipments (consolidated basis), despite disruption from the cyclones in Q1, along with a lower proportion of SP10 volumes following implementation of the Pilbara product strategy.
•Pilbara unit costs: Strong Pilbara shipment performance and mining productivity in the second half drove a reduction in unit costs from $24.3 per tonne in H1 to $23.5 per tonne for the full year, which were $0.5 per tonne higher than 2024. This was primarily driven by inflation, a higher work index and $0.1 billion of recovery costs incurred following the cyclones in Q1, which were partially offset by productivity improvements.
•Capital investment: 34% increase YoY reflecting the progress we have made at our Pilbara projects. Four of the five major replacement mines are currently ramping up or under construction. We opened Western
Range in June 2025 on time and on budget, and Brockman Syncline 1,
Hope Downs 2 and West Angelas have received all necessary approvals, enabling commencement of main construction works, laying the foundation to achieve our mid-term capacity of 345 to 360 Mtpa.
•Cash flow: Cash generated from operating activities was 13% lower than 2024, driven by the same factors as underlying EBITDA and representing an underlying EBITDA cash conversion comparable to
2024. Net of the increase in capital investment, Iron Ore delivered free cash flow of $6.1 billion.
•Pilbara pricing:

% of total shipments	2025	2024
Average index for the month	75%	78%
Quarterly lag	10%	10%
Quarterly average & others	15%	12%
FOB pricing	25%	25%
•Pilbara average prices:

	Units	2025	2024	% change YoY
Platts 62% index	FOB, $/dmt	92.5	98.4	(6)%
Pilbara iron ore	FOB, $/wmt	82.8	89.6	(8)%
Pilbara iron ore	FOB, $/dmt	90.0	97.4	(8)%
•Freight revenue: Segmental revenue for our Pilbara operations included freight revenue of $2.1 billion (2024: $2.3 billion).
Review of operations
•Pilbara iron ore: Production was flat YoY (100% basis) following a rebound from the cyclone impacts in Q1 and the achievement of record mining rates since April. This performance was underpinned by continued
investment in mine health and productivity. While cyclone recovery constrained the port operations for most of H1, surplus inventories accumulated at the mines. Enhanced resilience across our rail and port infrastructure subsequently enabled record shipments in H2.
•Iron Ore Company of Canada: 2025 production was 1% lower YoY, due to pit health and mine equipment reliability challenges which constrained ore availability and resulted in lower ore feed to the concentrator. Annual rail haulage set a record at 37.8 Mt driven by continued operational improvements to meet increasing third party demand and IOC material.
•Simandou: First ore from the SimFer mine commenced train loading in
October, with first shipment from the WCS port in December, landing at the port in China in January 2026. Stockpiles have continued to build at the
SimFer mine gate. In total, 2.3 Mt of crushed iron ore was produced in 2025
(100% SimFer). Tertiary crushing will be undertaken in China. There is a two to three month lag between mine gate production and sales.
•Portside business: Total iron ore sales in China at our portside were
23.2 Mt (29.9 Mt in 2024), of which 95% were either screened or blended in Chinese ports. The decrease in sales reflects lower
SP10 shipments.
•Inventory levels at portside: 6.4 Mt at year end (7.1 Mt at 31
December 2024), including 3.3 Mt of Pilbara product.

For more information about our capital projects and future growth options, see pages 21-25.

Case study
Western Range: Strengthening the Pilbara’s future
Together with joint venture partner China Baowu Group, we officially opened Western Range – our newest and 18th iron ore mine in the Pilbara –
alongside Yinhawangka Traditional Owners. The $2 billion project ($1.3 billion Rio Tinto share) was delivered on time and on budget and could sustain the existing Paraburdoo mining hub for up to 20 years, with a capacity of up to 25 million tonnes per year.
Western Range provides stability for more than 880 residential and fly-in, fly-out employees in Paraburdoo. It also strengthens the Western Australian and national economies through royalties and taxes.

For more information see riotinto.com/westernrange

Partnership
Innovation
Respecting rights
Transparency

Annual Report on Form 20-F 2025	32	riotinto.com
Strategic report
Our approach to sustainability
As stewards of the lands where we operate,
we have a responsibility to access and develop
the world’s essential materials safely and sustainably,
and make a positive contribution to society.

This responsibility underpins everything we do, and drives our commitment to embedding sustainability considerations into every stage of the business, from exploration to closure.
Our sustainability priorities are informed by society’s evolving expectations. Each year we complete a materiality assessment to understand the sustainability topics that matter most to our stakeholders and our business.
It’s essential we manage priority areas well as we build strong sustainability performance and social licence. Insights gathered through this process help us to strengthen our approach, and contribute to the long-term sustainability and success of our business for all stakeholders.
Sustainability framework
Our sustainability framework shows the areas where we can have the greatest impact, by bringing together our existing targets, standards and commitments. We embed sustainability into how we plan, make decisions and measure progress across our business.
This isn’t always easy. At times, stakeholders have varying needs and expectations of us, which we take care to understand and balance. There are also other considerations – many of which reflect a navigation between short-term gains and long-term resilience –
that form part of our decision making.

Image: A turtle hatchling held by an Amrun Land and Sea Management Program Advisor and as part of the turtle survey program at Amrun Operations, Australia.
In 2025, we refreshed our sustainability framework, to achieve better alignment with our purpose, strategy and stakeholder expectations.
We developed the framework through engagement with a range of external stakeholders and internal subject matter experts, to create a framework that focuses our efforts on the most critical areas.
We’ve simplified the framework into 2 pillars: socially connected and environmentally committed, underpinned by our 5 themes of
greatest impact. Under the social pillar, we focus on people and communities. Under the environmental pillar, we focus on
decarbonisation and nature. Indigenous Peoples is positioned at the intersection of social and environmental priorities, reflecting their deep connection to the land and interdependencies between social, cultural and environmental elements. At the centre of the framework are 4 enablers – respecting rights, transparency, innovation and partnership – which underpin how we deliver on our commitments and embed strong governance into everything we do.
Environmentally
committed
Socially
connected

People Prioritising health, safety and wellbeing, and nurturing talent	Communities Building relationships and strengthening engagement to co-create positive outcomes	Indigenous Peoples Respecting and protecting culture and heritage, and increasing participation	Nature Protecting and restoring shared ecosystems, and contributing to a nature-positive future	Decarbonisation Reducing our own emissions and partnering across our value chain

Annual Report on Form 20-F 2025	33	riotinto.com
Strategic report | Our approach to sustainability
The United Nations Sustainable Development
Goals
Our sustainability framework describes how we manage and report externally on sustainability topics. We also consider how we can contribute to the United Nations Sustainable Development Goals
(UN SDGs), which are recognised as the global blueprint for a sustainable future.
The SDGs are a useful reference point, helping us to prioritise our efforts to align with society’s expectations and deliver meaningful impact. We focus on goals we feel are most relevant to operating our business responsibly and where we can make the greatest
difference. Our 2 lead goals are SDG 12 (responsible consumption and production) and SDG 8 (decent work and economic growth).
These goals guide our decarbonisation, resource stewardship
and creation of safe, inclusive workplaces. We set clear targets for reducing emissions, advancing nature-positive outcomes,
and strengthening partnerships with Indigenous Peoples and
local communities.
Our operations also support and contribute to 8 supporting SDGs:
SDG 1 (no poverty), SDG 3 (good health and well-being), SDG 4
(quality education), SDG 5 (gender equality), SDG 9 (industry, innovation and infrastructure), SDG 10 (reduced inequalities), SDG
13 (climate action) and SDG 15 (life on land). SDG 17 (partnerships for the goals) reflects our approach to sustainability and is fundamental to the way we run our business.

For more information see riotinto.com/sustainabilityapproach
How we report on sustainability

Social			Environment		Governance

People	Communities	Indigenous Peoples	Nature	Decarbonisation	Transparency, partnerships and ethical business

Respecting human rights	Community relations	Cultural heritage management	Water management	Climate change	Business integrity and governance

Safety, health and wellbeing	Impact of technology		Biodiversity and ecosystems	End-to-end materials management	Sustainability transparency and disclosure

Respect and inclusion			Industrial environment impacts	Future-proof assets	Business performance

Employment and talent retention			Tailings and mineral waste management		Risk management and cyber security

Pandemic response and public health			Closure, post-mining and land rehabilitation		Responsible tax and royalty payments

Each topic above appears under either the environment, or the social or governance theme to which it primarily relates. However, there is crossover among sustainability themes, meaning some topics can be relevant to 2 or even all 3 themes. Accordingly, we work with themes and topics holistically, not in silos.
Supply chain transparency

Key
Material        Important
Reporting what matters
We complete a materiality assessment every year, so we can better understand what matters the most to our stakeholders and our business. We gather information on sustainability topics and their impacts from internal and external stakeholders via interviews, surveys, and reviews of publicly available information. We ask them what is significant now, and what they think will be significant in
5 to 10 years. The insights we gather through this process also guide our approach to how we report externally on sustainability.
What matters now
Our internal and external stakeholders are broadly aligned on the 4 material sustainability topics. Climate change is a key material topic and includes greenhouse gas emissions reduction, climate resilience and adaptation, and just transition. Respecting human rights, cultural heritage management, and health, safety and wellbeing are the other 3 material topics. For our business, the safety and wellbeing of our people remains our highest priority. In addition, biodiversity and ecosystems, business integrity and governance, ESG transparency and disclosure, respect and
inclusion; community relations, tailings and mineral waste
management, and water management are considered important
sustainability topics for our business, as we strive to find better ways to produce the materials society needs and continue to
build a sustainable business.
What will matter in the future
Our internal and external stakeholders feel that climate change will only continue to increase in importance over the next decade, as will biodiversity and ecosystems, the impact of technology,
respecting human rights, business integrity and governance, supply chain transparency, and end-to-end materials management. Water management will continue to be an extremely important topic in the future due to the reliance of local communities, the surrounding environment and our mining operations on this increasingly scarce resource. The preservation of nature will
also grow in importance over the next decade due to its circular relationship (cause and effect) with climate change. Managing all these sustainability topics well will be integral to building strong social licence and the success of our business.

Annual Report on Form 20-F 2025	34	riotinto.com
Strategic report | Our approach to sustainability
Reporting our performance
Our materiality assessment records the threshold at which an issue or topic becomes significant enough for us to report on externally.
The significance of a topic is based on the magnitude
of its impacts, threats and opportunities for stakeholders. Our materiality assessment considers our impacts externally and, conversely, the effect of external factors on our business.
As an ICMM member, we commit to reporting on our sustainability performance against the Global Reporting Initiative (GRI) standards and implementing the ICMM Performance Expectations (PEs). The
ICMM Mining Principles framework focuses on the implementation of systems and practices related to a broad range of sustainability areas.
Since 2022, we have been progressing the validations for the ICMM
Performance Expectations according to plan. In 2025, we completed the remaining 3 validations, concluding the 3-year assurance cycle for our 28 prioritised operating and refining assets for 2023-2026.
The validation reports demonstrate a high level of alignment between the self-assessment and validation outcomes, with
identification of relevant areas for improvement. The validation outcomes are detailed in the ICMM PE Summary tab in the 2025
Sustainability Fact Book. From 2024, we also introduced the TSM
Summary tab showing the Towards Sustainable Mining (TSM)
outcomes for 3 of our Canadian sites and all of our Pilbara iron ore sites. This tab has been updated to reflect the 2025 TSM annual self-assessment outcomes.
We have continued to improve our reporting to meet additional disclosure requirements, including the ICMM Social and Economic
Reporting Framework (SERF). Since 2024, we have disclosed our performance against the SERF indicators in the ICMM SERF tab.
The majority of our sustainability reporting is incorporated into this
Form 20-F, and supplemented by our 2025 Sustainability Fact Book, which contains current and historical data on topics including health, safety, environment, climate, communities, human rights, local sourcing, ICMM PEs and transparency.
Governance and assurance
The Sustainability Committee oversees strategies to manage social and environmental impacts, threats and opportunities, including management processes and standards. The Committee reviews the effectiveness of management policies and procedures relating to safety, health, employment practices (apart from remuneration, which is the responsibility of the People & Remuneration
Committee), relationships with neighbouring communities,
environment, tailings, security and human rights,
land access, political involvement and sustainable development.
Given its strategic significance, climate change is overseen directly by the Board.

For more information about our Sustainability Committee see pages 120-121.
This year, the Group’s external assurance provider was engaged to provide the Directors of Rio Tinto with assurance on selected sustainability subject matters. The limited assurance statement satisfies the requirements of subject matters 1 to 4 of the ICMM assurance procedure.
Non-financial and sustainability
information statement
The sustainability section includes information required by regulation and stakeholders in relation to:
•environmental and climate matters, including the Task Force on Climate-Related Financial Disclosures (TCFD) and Australian
Sustainability Reporting Standards (ASRS) disclosures (pages
46-86)
•our employees (pages 36-40)
•social matters (pages 40-44)
•human rights (page 45)
•governance and transparency (pages 87-88)
Other related information can be found here:
•our business model (page 12)
•non-financial key performance indicators (pages 14 & 35)
•material risks and how they are managed (pages 91-99).
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

For more information see our 2025 Sustainability Fact Book at riotinto.com/sustainabilityreporting
Where we report

	Annual Report	Tax reports[1]	Human rights statements[2]	Sustainability Fact Book
Linking sustainability to purpose and strategy	●
Materiality and material topics	●
Climate change[3]	●			●
Economic contribution	●	●		●
Human rights	●		●	●
Indigenous Peoples	●			●
Memberships and certifications				●
Sustainability data and trends				●
1.Includes our Taxes and Royalties Paid Report and Country-by-Country Report.
2.Includes our Modern Slavery Statement and our Voluntary Principles on Security and Human Rights report.
3.Also refer to our Scope 1, 2 and 3 Emissions Calculation and Climate Methodology - 2025 Addendum.

Annual Report on Form 20-F 2025	35	riotinto.com
Strategic report | Our approach to sustainability
2025 performance against sustainability targets

Targets	2025 performance
Reach zero fatalities and eliminate workplace injuries and catastrophic events.
1 fatality at managed operations.
(2024: 5 fatalities).
•All-injury frequency rate (AIFR) at 0.37 (target: 0.38). (2024: 0.37).
•2.1 million Critical Risk Management (CRM) verifications. (2024: 1.78 million).

Have all of our businesses identify at least one critical health hazard material to their business and demonstrate a year-on-year reduction of exposure to that hazard.	14 of our assets across Rio Tinto achieved an exposure reduction to known health risks (airborne contaminants and noise). (2024: 6 assets).
Reduce the rate of new occupational illnesses each year.	7.9% decrease in the rate of new occupational illnesses from 2024. (2024: 51.7% increase).
Reduce our absolute Scope 1 and 2 greenhouse gas emissions by 15% by 2025 and by 50% by 2030 (when compared to 2018 levels), and achieve net zero emissions from our operations by 2050.[1]
The 2025 gross Scope 1 and 2 GHG emissions (adjusted equity basis) are 31.5 Mt
CO2e2, a reduction of 5.2 Mt CO2e relative to our 2018 base year. As of 2025, our adjusted gross Scope 1 and 2 emissions are 14% below 2018 levels. After applying high-integrity offsets, our net adjusted Scope 1 and 2 emissions are 17%
below our baseline.
(2024: 14% gross, 17% net)

Achieve our global Communities and Social Performance
(CSP) targets as follows:
•Year-on-year increase in contestable spend sourced
from suppliers local to our operations.
•All sites to co-manage cultural heritage with communities
and knowledge holders by 2027.
•70% of total social investment to be made through
strategic, outcomes-focused partnerships by 2027.
•All employees to complete general human rights training
by 2027.
•100 Indigenous leaders in Australia (managers and
above) by 2026.

•15.44% of contestable spend was sourced from suppliers local to our operations, an increase from 15.08%³ in 2024. Progress for each product group is included in the 2025 Sustainability Fact Book.
•26 sites completed a Cultural Heritage Maturity Framework self-assessment, to identify existing gaps and establish actions to progress along the maturity continuum[4]. 12 assets matured in their performance in 2025 (others maintaining their performance from 2024) and all assets assessed themselves as Level 3
(Defined) or above.
•Social investment initiatives that were identified as strategic partnerships increased to 51%⁵ when assessed against the Strategic Partnering Principles.
•We continued to trial the incorporation of human rights content into Group mandatory Code of Conduct training. In 2025 the training was completed by more than 38,000 employees.
•At the end of 2025, we had 54 Indigenous leaders in our business in Australia, down[6] from 61 in 2024.

Improve diversity[7] in our business by:
•Increasing women in the business (including in senior
leadership8) each year.
•Aiming for 50% women in our graduate intake.
•Aiming for 30% of our graduate intake to be from places
where we are developing new businesses.

•26.2% of our workforce were women, up 1% from 2024.
•33.3% of our executive leaders were women, no change from 2024.
•32.5% of senior leadership were women, up 0.5% from 2024.
•40% of Board roles were held by women, down 2.8% from 2024.
•65% of our graduate intake were women, up 8.5% from 2024.
•27% of our graduate intake were from places where we are developing new businesses, up 7% from 2024.

Improve our employee engagement and satisfaction.	No change to our employee satisfaction (eSAT9) score since 2024 (score remains 74). (2024: no change)
Note: data related to the former Arcadium Lithium business is not included in our 2025 performance calculations, except where indicated in the footnotes below.
1.Refer to the Climate section in this report (pages 53-86) for details on how we are progressing towards our greenhouse gas emissions targets.
2.Data related to the former Arcadium Lithium business is included in our Scope 1 and 2 greenhouse gas emissions calculations.
3.2024 progress has been restated from those originally published to reflect adjustments post disclosure and/or ensure comparability over time.
4.The Cultural Heritage Co-management Maturity Framework sets out a maturity model consisting of 5 levels of maturity – from "learning the practice" to "leading practice". A rating of
Level 3 (Defined) reflects defined and functioning co-management as per our 2027 commitment.
5.A further 21% of initiatives are progressing into developing or emerging strategic partnerships, which will support achievement of the final target due in 2027.
6.The decrease was a result of natural attrition and organisational changes across the business.  With the target due in 2026, achieving 100 Indigenous leaders will be challenging.
7.From 2021, the definition used to calculate diversity was changed to include people not available for work, and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders), excluding project contractors. Data related to the former Arcadium Lithium business is included in our gender diversity performance calculations.
8.We define senior leadership as Managing Directors, General Managers, Group Advisers and Chief Advisers.
9.eSAT (Employee Satisfaction) is a measure of “how happy an employee is to work at Rio Tinto”. It is calculated by averaging the responses on a 1-7 scale and expressing this out of 100.

Annual Report on Form 20-F 2025	36	riotinto.com
Strategic report | Our approach to sustainability
Socially connected
Our values of care, courage and curiosity define who we are. They shape how we behave, how we operate and how we solve problems. By putting these values into action, we will continue to build trust with partners, from the inside out.

The safety, health and wellbeing of our employees, contractors and communities is core to our values, and to what we stand for as a company. Nothing matters more.
We are on a multi-year journey to build a values-driven culture where everyone is accountable to deliver great outcomes with care, courage and curiosity. Long-term, transformational cultural change is a complex process, and the Everyday Respect Progress Review, conducted in 2024, confirms that serious challenges remain and must continue to be addressed. We are focused on continuing to strengthen our work culture. Everyone deserves to feel physically and psychologically safe at work, without exception.
We recognise that while the benefits of our business activities are widespread, many of the adverse impacts are localised. Wherever we operate, we work with host communities to understand and
mitigate any adverse social, cultural, environmental and human rights impacts of our activities.
Our operations span the traditional lands and waters of more than 50 Indigenous groups worldwide. We have a responsibility to listen, to learn, and to work in genuine partnership with Indigenous
Peoples and communities.
We engage with communities and Indigenous Peoples regularly, in good faith, and in ways that are transparent, inclusive and culturally appropriate. Our engagement practices are designed to respect human rights, hear diverse voices and provide a safe space for vulnerable and at-risk groups to participate.
Our social investment approach is outcomes-focused to support meaningful change and maximise the impact and value of our
contributions. By aligning our efforts with the needs and aspirations of communities, we aim to help build strong, resilient communities within thriving regional economies.
Living and working with care, courage and curiosity will help us deliver the future we want for our people, and be the best partner we can be.
Safety
Tragically, in August 2025, our colleague Mohamed Camara was fatally injured while changing a heavy mobile equipment tyre at the SimFer mine site in Guinea. A comprehensive investigation was completed and several key actions are underway to strengthen fatality prevention measures, including enhancements to our Critical Risk Management framework. In addition, critical lessons have been shared with our leaders globally to drive broader organisational learning. This was a devastating loss, and we know we can never replace what has been taken from Mohamed’s family, friends and colleagues.
We are also greatly saddened by the recent death of a colleague following an incident at the SimFer mine site in February 2026. We are determined to learn from these incidents, improve the
effectiveness of our controls, and to do everything we can to prevent tragedies like this from happening.
We also share, with deep sadness, that we were informed by our joint venture partners of 3 fatalities at our non-managed operations and one fatality on one of the non-managed marine vessels. Every person connected to our business deserves to return home safe and healthy every day. These events have been shared across our
business to drive learning and action, and we continue to work closely with people and partners across our diverse portfolio to ensure the standards, safeguards, and resources needed to keep everyone safe are firmly in place.
We care deeply about the safety, health and wellbeing of everyone involved in our business, and these tragedies highlight the ongoing need to prioritise these aspects every shift, every day.
We recorded 87 potential fatal incidents (PFIs) during the year. PFIs provide critical insight into what was unknown about risks and their control effectiveness, and we are intentional about learning from them to prevent future harm.
Falling objects, fall from height, and vehicles and driving remain our most prominent critical safety risks, representing almost 70% of our
PFI profile. Entanglement and crushing has also emerged over 2025 as a critical exposure, with one permanent damage injury (right hand finger amputation) sustained at Rincon.
Targeted initiatives were implemented this year in response to these trends, alongside an ongoing focus on building a resilient and agile system to improve control performance.
Enhancing our control framework
We continue to enhance our safety control framework by defining and embedding minimum performance requirements for our most
critical controls. These requirements will reduce variability, improve reliability, and enable consistent execution. Developed through a risk-based lens, they reflect lessons from significant incidents and align with industry best practice.
Defining minimum performance requirements has also laid the
foundation for a more effective and meaningful assurance process.
By shifting focus from compliance to control performance, we can better assess whether critical controls are not only present but functioning as intended. Early feedback indicates these activities are well received and driving actionable improvements.
Critical Risk Management (CRM) remains our primary tool for fatality elimination and the key mechanism for translating performance requirements to frontline teams. CRM ensures that critical controls are not only identified but are actively verified to be in place and effective where they matter most. We continue to evolve our CRM approach to better reflect our fatal risk profile, deepen frontline engagement, and strengthen leader ownership.
Safety Maturity Model
Now in its seventh year, the Safety Maturity Model (SMM) remains our cornerstone framework for safety, and the primary lever for driving cultural and system maturity across the group. In 2025, safety maturity improved by over 5%, reaching our target score of 5.7. All 12 criteria recorded enhanced performance. SMM outcomes highlighted the need to maintain focus on assessing control performance to support decision-making and drive risk reduction.
While the score provides an overall view of performance, its true value lies in the detailed, actionable feedback that assets receive and use to guide safety improvements, along with the enhanced collaboration across the group that the SMM assessment process fosters.
As safety maturity has continued to strengthen, we saw the need to evolve our approach to continue driving continuous improvement.
This year, an Integrated Maturity Model was designed and piloted, aimed at enhancing asset management and Safe Production
System (SPS) elements of SMM, and introducing Communities and
Social Performance (CSP). These improvements reinforce the
critical link between strong safety performance, well-maintained assets, and operational excellence, bringing them together in one unified approach, to support frontline leaders to focus on what matters most.

Annual Report on Form 20-F 2025	37	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Operational learning
We remain committed to becoming a true learning organisation; one that embraces failure as an opportunity and learns deliberately from serious events, everyday work and emerging trends. This year we advanced efforts to maximise the learning value of PFIs across the business, through an enhanced definition and decision tree, a focus on high-quality investigations, disciplined action implementation and governance, and stronger feedback loop with our risk systems.
To strengthen how we learn from events, we introduced a Leading
Practice framework, supported by targeted capability uplift, including training and live coaching. This approach helps leaders and
investigation teams approach events with openness and a learning mindset, gain deeper insight into operational work, uncover systemic factors contributing to events, and enable more informed actions that sustainably reduce risk and strengthen our control framework.
Our all-injury frequency rate (AIFR) remained at 0.37 in 2025, consistent with 2024. We continue to see a disparity in safety performance for employees compared to contractors and remain focused on supporting contractor safety by further integrating teams into our safety culture and learning from them.
In 2025, we experienced 5 significant potential process safety events: 2 at Yarwun in Australia, one at Vaudreuil in Canada, one in
Sorel-Tracy in Canada and one at Grande-Baie in Canada. This
year we have continued to mature our process safety management system and culture through our process safety improvement plan.
Safety and health performance

	2025	2024	2023	2022	2021
Fatalities at managed operations	1	5	0	0	0
All-injury frequency rate (per 200,000 hours worked)	0.37	0.37	0.37	0.40	0.40
Number of lost-time injuries	322	270	236	225	216
Lost-time injury frequency rate (per 200,000 hours worked)	0.23	0.23	0.23	0.25	0.25
Safety Maturity Model score[1]	5.7	5.4	5.2	4.7	5.7
Rate of new cases of occupational illness (per 10,000 employees)[2]	28.1	30.5	20.1	17.6	15.4
Number of employees[3]	61,000	60,000	57,000	54,000	49,000
Noise-induced hearing loss[4]	77	82	45	37	20
Musculoskeletal disorders[4]	52	51	45	32	38
Mental stress[4]	9	8	7	6	5
Others[4]	8	13	6	7	2
Fines and prosecutions – safety ($’000)[5]	1,469.4	873.0	363.8	339.0	706.3
Fines and prosecutions – health ($’000)	0.0	0.0	0.9	0.0	5.0
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
4.There can be one or more illness reported for each employee/contractor. Illness sub-categories have been restated across all the years following a review of the data collection process.
5.In 2025, we incurred the listed safety related fines and penalties resulting from regulatory actions across our operations. WorkSafeBC issued two penalties to our Kitimat operations relating to historical contractor safety incidents and a past combustible dust explosion event. In Australia, Boyne Smelters received an infringement notice for an electrical safety non compliance. In the United States, our Boron Operations received multiple citations from the Mine Safety and Health Administration (MSHA), and Kennecott Utah Copper received MSHA fines across its Mine, Concentrator & Tailings, and Underground operations.
Health and wellbeing
Occupational health
We aim to ensure everyone goes home safe and healthy every
day. In 2025, we recorded 196 new occupational health illnesses
(2024: 225). Many occupational illnesses develop over a long and continuous period, requiring sustained efforts to reduce exposure over time.
In 2025:
•We focused on strengthening the accuracy and clarity of health risk profiles across the business. This is underpinned by the implementation of Group health bowties, which provide a
structured approach to identifying hazards, controls, and
escalation pathways. Complementing this, control verification guidance helps to review the effectiveness of critical controls and supports informed decision-making and proactive risk
management.
•We continued to standardise how occupational health and
hygiene data is digitally collected and accessed, transitioning from manual to more secure and streamlined digital collection
processes that deliver improved risk and trends insights to
support our health management initiatives. Furthermore, we
expanded health and hygiene reporting availability to provide real time insights and enable targeted risk-reduction focus. We
implemented 22 targeted projects across 14 assets to
successfully reduce exposures to known health risks for our
employees and contractors.

For more information see riotinto.com/health
Mental health and wellbeing
Psychological health is a core part of our safety and health culture, with particular attention on creating a psychologically
safe and healthy workplace.
In 2025:
•We enhanced psychosocial risk management through the
introduction of a Group Psychological Harm Bowtie, supporting effective control of identified risks. This was reinforced by mental health and wellbeing training completed by 3,948 leaders (61%).
•We embedded principles of good work through people experience programs that promoted respect and inclusion, fair pay and flexible work, effective consultation and communication, and career
development and progression opportunities. This included
improvements to talent identification processes and the
implementation of job adjustments across the employee lifecycle.
•We continued to shape the approach to psychological health with data-driven insights, including results from the twice-yearly
People Survey informing targeted interventions and areas for improvement.
•We advanced workplace and role design initiatives to enable psychologically safe and healthy working environments. These efforts included facility upgrades and actions to strengthen team and organisational culture, all aimed at reducing or eliminating psychosocial risks.

Annual Report on Form 20-F 2025	38	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
•We provided employees with tools and skills to support their psychological health, such as our global Employee Assistance
Program (EAP) and our global Peer Support Program, where
all of our 2129 peer supporters are trained in mental health support. We also continued to offer domestic violence support programs to all Rio Tinto employees.
•We delivered awareness initiatives through global campaigns such as World Mental Health Day and our company-wide Mental
Health month, “Wellness Matters”, which featured activities, wellbeing resources and an external video series.
•We maintained meaningful partnerships with mental health
organisations, including Lifeline Australia, a new 5-year
partnership with Western Australia-based Telethon, and our
continuing support for the Fondation Jeunes en Tête in Quebec over the last 30 years.
•We made contributions to industry-wide improvements of
psychosocial risk management as an active member of the
Minerals Council of Australia Psychosocial Risk Management
Working Group, and through our active participation in the ICMM
Psychosocial Risk and Worker Wellbeing Management Working
Group, including a significant contribution to the newly released tools for psychological safety and health.
•We improved our standing in the CCLA Corporate Mental Health
Benchmark Global 100+ ranking to the Top Tier, for the first time since the benchmark’s inception.

For more information on how we’re creating an environment where everyone feels safe, respected and empowered, see pages 38-39 and 87-88.
Rio Tinto is required to disclose mine safety violations or other regulatory matters in accordance with Sections 1503(a) of the Dodd-
Frank Wall Street Reform and Consumer Protections Act, which are included in Exhibit 16.1 to this filing.
Talent, respect and inclusion
We’re building a values-driven performance culture, where everyone feels accountable to deliver great outcomes with care, courage and curiosity.
Listening to our people
In 2025, we ran 2 People Surveys to hear directly from employees and identify how we can make improvements across the business.
Almost 40,000 employees participated in the Q4 survey, contributing over 140,000 comments – a 40% increase from Q4 2024 – showing a strong willingness to share honest feedback. Our employee
satisfaction score (eSAT) was 74 and our Recommend Rio score was 72, both consistent with prior years. “I feel safe at work”
remained the highest-scoring statement (79, up from 78 in Q4
2024), followed by “I am treated with respect at work” (78 up from 77 in Q4 2024) and “The work we do here is meaningful” (77 up from
76 in Q4 2024). Scores for taking meaningful action (60 up from 58 in Q4 2024) and confidence in Rio Tinto’s Executive Committee (62)
were in line with 2024, indicating stability but reinforcing the need for continued focus.
We empower leaders to turn survey insights into meaningful
conversations that drive progress. With advanced AI sentiment analysis, leaders gain a clearer view of employee feedback, uncover deeper insights and better understand what results mean for their teams.
Building respect
Our updated mandatory Code of Conduct training was completed by
21,693 digitally connected employees and in-person by 17,182 digitally disconnected employees. The Respect and Inclusion
module reinforces Rio Tinto’s behavioural expectations and our shared responsibility to act as upstanders. It offers practical guidance and real examples on safely addressing disrespectful or harmful behaviour, along with scenarios to help employees apply these principles in real situations.
This year, we published 19 Purple Banners across the business, including 2 global banners supporting our commitment to
strengthening respectful transparency, as recommended in the
Everyday Respect Progress Review (2024).
First introduced by our Iron Ore business in 2022 through the
Everyday Respect Review, Purple Banners share real examples of disrespectful or harmful behaviour to promote open discussion, learning and prevention. They build shared understanding of
acceptable conduct, support those affected and reinforce that inclusion and respect are essential to our culture.
Creating an inclusive workplace
We aim to reflect the diversity of our communities and create a workplace where everyone feels included, respected and able to thrive.
In 2025, we continued focusing on increasing women’s
representation through a Group scorecard target. While we did not meet our 26.7% goal, we made progress, reaching 26.3%1, and
remain committed to a more gender-balanced workforce.
Targeted, business-led actions are strengthening attraction, retention and inclusion. Accountability is supported through site-level targets, dashboards and quarterly reviews, and inclusive recruitment practices are becoming standard. Businesses are expanding entry pathways through apprenticeships, traineeships and new-to-mining programs, and improving retention through more welcoming
workplaces and development. Feedback from stay and exit
interviews, listening sessions and People Surveys continues to guide improvements.
We are making progress in increasing the representation of ethnic minorities in our Senior Management population (Executive
Committee and their direct reports). In December 2023, and as part of the Parker Review,2 we set a target of 18% ethnic minority representation globally by the end of 2027. In 2024, the Parker
Review refined its scope to focus on Senior Management roles in the UK. In response, we set a UK-specific target of 17% by
31 December 2027.
As of 31 December 2025, our global representation stands at 16%
and UK representation at 15%, reflecting steady progress towards these goals.
Inclusive Voices, our global network of Employee Resource Groups
(ERGs), continues to grow as we strengthen inclusion and
representation. In 2025, we introduced 4 new ERGs – DisAbility
Voices, Asian Voices, Latinos’ Voices and Afrocentric Voices – each focused on amplifying diverse perspectives, fostering allyship and building a stronger sense of belonging worldwide. Our ERGs
continue to drive meaningful change, turning ideas into actions that advance inclusion.
1.Includes our total workforce based on managed operations (excludes the Group’s share of non-managed operations and joint ventures, and legacy Arcadium Lithium employees). The percentage of women in our workforce, including legacy Arcadium Lithium employees (and excluding the Group’s share of non-managed operations and joint ventures) was 26.2%, as of 31 December 2025.
2.A UK business-led and Government-backed review that has established targets relating to the number of directors, and requires companies to set a target relating to the number of senior management, who identify as minority ethnic in UK-listed companies.

Annual Report on Form 20-F 2025	39	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Developing our talent
We strengthened our Talent Management by introducing a refreshed talent evaluation approach, including a new potential model to assess employees’ readiness for more complex or senior roles.
Talent evaluations were completed for the majority of people in leadership or professional roles. In 2026, we will expand evaluations further across the business and enhance how we develop all
employees, including accelerated development for those showing potential for more complex and challenging roles.
Career conversations continued to be embraced, and to simplify our
People Practices, we integrated these into the Performance 6 framework for 2026.
Our Graduate and Intern Programs remain key talent pipelines. In
2025, we welcomed 140 graduates from 8 countries, of whom 65%
were women, and 270 interns across 12 countries, of whom 57%
were women. Our graduate program ranked #1 in the Mining,
Oil and Gas sector on Prosple Australia’s Top 100 Graduate
Employers list for 2025, and we were recognised as one of
Canada’s Top Employers for Young People. We also simplified
processes and communications to improve the experience for
graduates and interns globally.
In 2025, 6,606 new hires joined the business, of whom 1,843 were contractors becoming permanent employees (2024: 6,084 new hires of whom 1,821 were contractors).
Investing in leadership development
In 2025, 124 of our most senior leaders completed the Voyager program, bringing overall participation to 91%. The program
strengthens leaders’ ability to model psychological safety,
demonstrate empathy and build genuine connection, helping them lead with confidence in an increasingly complex environment.
We maintained a strong focus on coaching, with 461 leaders
completing the Leader as Coach program – a key enabler of our
Safe Production System rollout.
Leadership Fundamentals, launched last year, continued to grow in
2025. The program builds core leadership skills through modules on team development and creating safe, inclusive environments. To date, 351 frontline leaders have participated, supporting consistent leadership capability across our operations. This year, we also developed new supervisor and superintendent programs to reinforce leadership expectations and skills. Piloted in Brisbane, Oyu Tolgoi and Saguenay with positive feedback, these programs will roll out globally from 2026.
Equality through pay equity
Pay equity remains a core pillar of our values and business strategy, underpinning our commitment to inclusion and diversity. We
continue to ensure that employees with comparable skills,
knowledge, experience and performance receive equal pay for
equal work. Our approach is guided by 2 key measures that monitor pay equity across the organisation.
In 2025, our equal pay gap – which measures the extent to which women and men employed by our company in the same location
and performing work of equal value receive the same pay - was less than 1.5% in favour of men. Our gender pay gap - which reflects the difference between the average earnings of women and men across the Group – was less than 1% in favour of women. Together, these outcomes reinforce our ongoing commitment to ensuring fair,
equitable pay across our global workforce.

For more information about our commitment to pay equity see riotinto.com/payequity
Workforce data by region(1)(2)(7)

Region	Average employee headcount(3)	Headcount distribution %	Absenteeism(4)	Average contractor headcount(5)	Headcount distribution %
Africa	3,469	6.2%	2.6%	167	4.1%
Americas	18,333	33.0%	0.7%	743	18.2%
Asia	6,953	12.5%	1.8%	248	6.1%
Australia/New Zealand	25,541	46.0%	4.6%	2,871	70.2%
Europe	1,276	2.3%	0.4%	63	1.5%
Total⁶	55,572	100.0%	2.8%	4,092	100.0%
1.Includes our workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2025.
2.Rates have been calculated based on average monthly headcount in the year.
3.Employee headcount excludes Non-Executive Directors and contractors.
4.Absenteeism includes unplanned leave (sick leave, disability, parental and other unpaid leave) for populations on global, centralised HR systems. Excludes Non-Executive Directors and contractors.
5.Contractors include those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders.
6.The sum of the categories may be slightly different to the Rio Tinto total shown due to rounding.
7.Rio Tinto acquired Arcadium Lithium during 2025 and they are included in the above calculations.

Annual Report on Form 20-F 2025	40	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Workforce data by category and diversity(1)(2)(5)

		Gender(3)					Age Group(4)				Region(4)
Category	Headcount distribution %	Women (count)	Men (count)	Undeclared (count)	Women %	Men %	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia /NZ	Europe
Senior leaders	1.1%	205	424	2	32.5%	67.2%	—%	5.5%	41.2%	52.8%	5.1%	34.7%	10.3%	36.3%	13.2%
Managers	9.2%	1,908	3,327	16	36.3%	63.4%	0.8%	24.8%	45.3%	28.1%	5.1%	35.0%	11.8%	41.5%	5.6%
Supervisory and professional	37.6%	6,691	14,661	41	31.3%	68.5%	9.9%	37.0%	30.7%	20.7%	7.1%	25.0%	17.9%	46.5%	1.9%
Operations and general support	51.5%	5,908	23,346	36	20.2%	79.7%	18.2%	28.4%	25.8%	25.7%	5.5%	36.7%	8.5%	45.9%	1.4%
Graduates	0.6%	196	128	1	60.3%	39.4%	85.5%	13.5%	0.9%	–%	7.1%	20.9%	19.1%	52.9%	—%
Total	100.0%	14,908	41,886	96	26.2%	73.6%	13.6%	31.0%	29.5%	24.2%	6.1%	32.0%	12.4%	45.7%	2.1%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2025.
2.Excludes Non-Executive Directors, Executive Committee, contractors and people not available for work 2017-2020. From 2021, the definition used to calculate diversity was changed to include people not available for work and contractors (those engaged on temporary contracts to provide services under the direction of Rio Tinto leaders) excluding project contractors.
3.In 2025, 96 individuals' gender was undeclared.
4.Representation by Age and Region includes employees only, excludes contractors.
5.Rio Tinto acquired Arcadium Lithium during 2025 and they are included in the above calculations.
Employee hiring and turnover rates(1)(2)(3)(8)

		Gender(4)			Age group				Region
	Total	Women	Men	Undeclared	Under 30	30-39	40-49	Over 50	Africa	Americas	Asia	Australia/NZ	Europe
Employee hiring rate(5)(6)	11.1%	41.1%	58.6%	0.3%	45.1%	28.9%	17.3%	8.7%	4.5%	27.6%	10.1%	53.7%	4.2%
Employee turnover rate(7)	9.5%	10.3%	9.2%	12.7%	9.3%	7.8%	7.6%	13.9%	5.8%	10.6%	5.0%	10.2%	14.5%
1.Includes our total workforce based on managed operations (excludes the Group's share of non-managed operations and joint ventures) as of 31 December 2025.
2.Excludes Non-Executive Directors and contractors.
3.Rates have been calculated based on average monthly headcount in the year per category.
4.In 2025, 96 individuals' gender was undeclared.
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
8.Rio Tinto acquired Arcadium Lithium during 2025 and they are included in the above calculations from March 2025.
Community engagement and social investment
Strong relationships with Indigenous Peoples, communities who host us, and broader society are essential to our success. Without their support, we cannot operate effectively or sustainably.
We recognise that mining and processing can disturb the
environment and impact surrounding communities. At the same
time, our operations can bring significant benefits: the production of essential materials, job creation, small business growth, tax and royalty contributions, skills development, and targeted
socioeconomic programs.
Our work can have lasting positive impacts, and our aim
is to make a meaningful contribution wherever we operate.
That means helping build strong, thriving communities through responsible management of our adverse impacts, respectful and responsive engagement, thoughtful investment, and enduring
partnerships. Delivering meaningful outcomes is a whole-of-
business accountability, requiring collective ownership across our operational teams and functions, supported by the specialist guidance of our Communities and Social Performance (CSP) teams.
Through deep listening, meaningful engagement, and values-led action, these teams help the business foster trusted relationships and guide the delivery of outcomes that reflect community priorities.
They include archaeologists, anthropologists, social scientists, economic development experts, human rights specialists and
operational leaders.
The CSP Standard, revised and strengthened in 2022, sets clear expectations for how our assets manage social risks and impacts. It provides a consistent framework that supports the delivery of better social outcomes across our operations.
We aim to build enduring relationships with Indigenous and land-
connected Peoples, respecting their deep cultural connection to land, waterways and nature, and partnering to unlock opportunities through our operations and decarbonisation strategy.
2025 progress
In 2025, we strengthened social performance capability across the business. Our CSP practitioners deepened their technical
knowledge through online and face-to-face learning, peer
exchanges, and targeted development programs.
We continued to embed our global community perception monitoring program, Local Voices, in partnership with Voconiq, a company that specialises in data-driven community engagement. Listening to, and acting on, the views of communities who host our operations is essential. Local Voices helps us better understand community perceptions, engage more effectively and make informed decisions.
Since its launch in 2023, the program has completed more than
14,000 surveys, providing valuable insights into how communities experience and perceive our operations. In 2025, Local Voices expanded its reach with 3 new assets joining for the first time. Many of our assets have now completed 2 Local Voices surveys, enabling longitudinal analysis and deeper insight into trust and acceptance trends across our operations.
CSP targets
In 2025, we progressed initiatives towards our CSP targets.
This year, we updated our Human Rights in Action learning program, which is mandatory for employees in higher-risk human rights roles.
We continued to implement maturity frameworks for cultural heritage management and strategic social investment partnerships to enable assets to track progress.

For more information about our CSP targets see page 35 or visit riotinto.com/communities

Annual Report on Form 20-F 2025	41	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Social contribution
We work in partnership with host communities to help deliver outcomes that are positive and lasting. By engaging local services, employing local people, sourcing local products and supporting diverse regional economies, we create shared value for communities and for our business. Our goal for social investment is to contribute to strong and resilient communities in thriving regional economies. In
2025, our total voluntary global social investment was $114.3 million, addressing critical community issues across 4 impact themes: human rights; culture, heritage and place; community capacity and
connections; and economic opportunity and just transition.
By taking a more strategic approach to partnering, we invest in programs that reflect community needs, priorities and aspirations;
are designed with and for communities; deliver tangible and
measurable outcomes; and build the capacity and capability needed for lasting impact.

For more information about our social investment, see riotinto.com/ socialperformance and the 2025 Sustainability Fact Book.
Country updates
QIT Madagascar Minerals (QMM), Madagascar
In Madagascar’s Anôsy region, QIT Madagascar Minerals (QMM) is committed to responsible mining practices by building strong partnerships with communities and government, and by fostering transparency in water management and performance.
Under a 25-year agreement with the Government of Madagascar, QMM has committed $4 million annually in community development initiatives designed in consultation with local stakeholders and aligned with national and regional priorities. Highlights from 2025 include:
•Education: Over 30,000 children received school supplies across 83 primary schools at the start of the school year, while 5,000 students planted 170,000 trees, combining environmental restoration with hands-on learning and fostering a culture of sustainability.
•Healthcare: In partnership with the Regional Public Health
Directorate, free mobile clinics delivered medical care to 23,000 people, while the rebuilt Mandromondromotra medical centre
strengthened healthcare infrastructure for 4,600 residents,
expanding access to essential services.
•Livelihoods and clean energy: Income-generating activities
supported thousands of farmers and fisherfolk through training and equipment. Meanwhile 20,000 solar kits were distributed to households across 8 communes, improving living standards and reducing energy poverty.
QMM continues to prioritise direct community engagement. In the past year, QMM hosted over 500 visitors at its site and met with more than
3,500 community members through its mobile “community kiosks”, to engage, listen and respond to local concerns.
QMM also publishes an annual Water Report, confirming that water quality monitoring upstream and downstream of its release point remains comparable.

For more information on QMM’s water management, visit riotinto.com/qmmwater
Resolution Copper project, Arizona, US
In 2025, we strengthened our partnerships with Native American
Tribes and local communities through expanded engagement, multi-
Tribe meetings, and the inaugural All-Tribes Conference, which united 9 Tribal Nations in support of cultural stewardship and collaborative planning. The U.S. Forest Service’s republication of the
Final Environmental Impact Statement (FEIS) marked an important milestone in the federal permitting process, reflecting years of extensive environmental and social review. We reinforced regional support by contributing $1 million from the Rio Tinto disaster relief fund to assist Globe-Miami communities recovering from severe flood damage, complemented by the volunteer efforts of our
employees. Operationally, we achieved a major milestone with the safe completion of the No. 9 Shaft, delivered in partnership with contractors and skilled workers from surrounding communities including Superior, Miami, Globe, the San Carlos Apache Tribe,
Hayden, Kearny and Winkleman.
While legal hurdles exist before the land exchange can be finalised, we remain committed to progressing the project responsibly,
delivering long-term economic and community benefits for rural
Arizona and the Tribes, while honouring the cultural and
environmental integrity of the region.

For more information visit riotinto.com/resolution
Simandou project, Guinea
We are working together with local community representatives to build trust-based, enduring relationships that are essential for sustaining a positive social environment, advancing project development, and enabling transformative opportunities for all stakeholders. We continue to strengthen our focus on managing potential health and safety impacts on communities.
The latest Local Voices survey reaffirms strong community support, with trust and acceptance scores continuing to improve and tracking above mining sector benchmarks.
In May 2025, we launched a $14 million Livelihood Restoration Plan in partnership with Winning Consortium Simandou. This program is specifically designed to mitigate the impacts of the Morebaya port project on local fishing communities, while creating sustainable long-
term economic opportunities.
Our commitment to community development is further demonstrated through the delivery of essential infrastructure, including the construction of 10 schools, which has enabled more than 2,500 children in the mining area to access education.
All initiatives are developed through consultation and collaboration with government and other stakeholders, ensuring alignment with the needs and priorities of beneficiary communities.

For more information visit riotinto.com/simandou
Panguna mine, Bougainville, Papua New Guinea
The Panguna Mine Legacy Impact Assessment (PMLIA) was
published in December 2024 and is a critical step forward in building understanding of the long-term legacy impacts of the former mine in
Bougainville.
Throughout 2025, we continued to engage with the PMLIA Oversight
Committee and the Autonomous Bougainville Government (ABG) and
Bougainville Copper Limited (BCL) through a Roundtable, to identify ways forward and key priority actions.
Ongoing efforts by the Roundtable parties to address high and very high saliency impacts and imminent risks include:
•Works on 4 structural sites that pose severe and imminent risks to nearby communities.
•Removal of hazardous materials associated with a risk to life from
Loloho Port.
•Works to address the impact of flooding for Kuneka Creek
communities.
•Geotechnical monitoring and hazard awareness campaigns to
ensure local communities and small-scale miners are made
aware of potential risks; and
•Additional investigations to address the most critical impacts identified in the PMLIA.
We continue to support a water and sanitation project in Central
Bougainville, in cooperation with the ABG, providing drinking water facilities and youth training to communities.
Rio Tinto previously acknowledged a class action claim filed in Papua
New Guinea's National Court of Justice in 2024, against Rio Tinto and
BCL. In September 2025, the National Court dismissed the case entirely and an appeal of this decision has been filed in the Supreme
Court of Papua New Guinea. The company will continue to strongly defend its position in the proceeding.

For more information on our ongoing commitments, see riotinto.com/ panguna

Annual Report on Form 20-F 2025	42	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Lithium operations and projects, Argentina
Through our operations and growth projects in Argentina, we are partnering with communities to create lasting benefits.
•Province of Jujuy – Olaroz operation: The Unidades de Producción de Alimentos Familiares (Family Food Production Units) Greenhouse
Program, implemented in 8 communities, supports 68 families and 6 schools with greenhouse construction and training. It strengthens food security and self-sufficiency while building skills and delivering intergenerational benefits. The Sustainable Vicuña Management
Program, implemented in 2 Indigenous communities, benefits 49 families by providing technical assistance, equipment and
materials.
•Province of Salta – Rincon project: Education programs
implemented in 3 communities support 41 families with young
children, 61 primary school students and 6 teachers. The initiative also helps 9 students and adults complete secondary education and provides 16 university scholarships through the Catholic
University of Salta (UCASAL) and Fundación Anpuy, expanding
access to higher education and creating pathways to employment and socioeconomic development.
•Province of Catamarca – Fénix operation and Sal de Vida project:
The Local Suppliers Program boosts business capability and
competitiveness, with over 50 suppliers trained and supported through 800 hours of assistance and 290 improvement actions, resulting in a 60% increase in requests for quotations and a 90%
acceptance rate.
Together, these initiatives reflect our commitment to education, economic opportunity, and community resilience – creating shared value that lasts well beyond our operations.
Update on our CSP commitments
In this section, we provide an update on our progress on the commitments we made as part of the Rio Tinto Board Review in
2020 on cultural heritage management. This progress is
summarised under 3 areas: relationships, governance and process, and leadership and inclusion.
Relationships
Over the past 5 years, we’ve taken meaningful steps to strengthen our relationships with Indigenous Peoples. This journey has been grounded in listening, learning and building trust. One of the most significant shifts has been our move towards co-management of cultural heritage – sharing information early, engaging deeply, and making decisions collaboratively. This approach is helping to build greater confidence among Indigenous Peoples that their cultural heritage will be respected and protected. These efforts reflect our broader commitment: to build respectful, enduring partnerships and to support positive, long-term outcomes for the Indigenous
communities where we operate.
Strengthening agreements with Pilbara Traditional
Owners in Australia
In 2025, we strengthened our commitment to respectful partnerships by updating agreements with several Traditional Owner groups in the Pilbara, and working with others to establish and update agreements that embed shared decision-making and cultural
heritage protections.
Landmark Co-Management Agreement with the PKKP People
In May, we reached a landmark Co-Management Agreement with
the Puutu Kunti Kurrama and Pinikura (PKKP) People. This
agreement provides certainty that significant places on PKKP
Country will be protected from mining, while giving us clarity earlier in the mine life cycle about where development can occur. It reflects four years of listening, learning and working together — placing knowledge-sharing and joint design at the centre of our operations so that cultural heritage is preserved and co-managed.
Updated agreement with the Nyiyaparli People
In November, we signed an updated agreement with Karlka
Nyiyaparli Aboriginal Corporation (KNAC) to strengthen our
partnership and deliver long-term benefits for the Nyiyaparli People.
The agreement includes enhanced cultural heritage and
environmental protections, supports earlier and ongoing
consultation, and promotes greater transparency in decision-making for mining activities.
Strengthening our partnership with the
Yinhawangka People
In December, we signed an Interim Modernised Agreement with
Yinhawangka Aboriginal Corporation, building on our 2013
Participation Agreement with the Yinhawangka People. The
agreement introduces a co-management approach that reflects
modern expectations for partnership. It ensures Yinhawangka are involved earlier and more meaningfully in mine planning, with both parties collaborating on key decisions, including cultural heritage and environmental protection. This interim agreement lays the foundation for a full modernised agreement, which we aim to finalise with Yinhawangka Aboriginal Corporation in 2026.
We also announced a long-term partnership with Yinhawangka
Aboriginal Corporation to deliver meaningful social outcomes for the
Yinhawangka People. Through the Yinhawangka Social Outcomes
Partnering Agreement, we will support programs and initiatives led by the Yinhawangka Foundation – a community-led organisation created to strengthen self-determination, elevate cultural authority, and drive long-term, community-driven outcomes.
Partnering with purpose in Salta Province
At the Rincon lithium project in Argentina’s Salta Province, we’ve continued to build respectful relationships with local Indigenous communities. In 2025, this commitment led to the signing of
framework agreements with the Kolla Indigenous Community of
Salar de Pocitos and the Atacama Indigenous Community of Catua.
These agreements mark a shared step forward, shaped by dialogue, trust and mutual respect.
Managing closure in Canada’s Northwest
At the Diavik Diamond Mine, we are working in partnership with
Indigenous Governments and Organisations to co-develop a
Traditional Knowledge Monitoring Program (TKMP) – a collaborative approach to closure shaped by Indigenous perspectives. Building on more than a decade of Traditional Knowledge work, the TKMP focuses on monitoring caribou, water, fish, vegetation and wildlife, and reflects community priorities for closure. These include safe land and water, support for traditional use, and protection of culturally significant landscapes. By placing Indigenous knowledge at the centre, we are helping ensure that closure planning is inclusive, respectful and aligned with long-term community aspirations.
Strengthening relationships in Canada
In British Columbia, we signed a Memorandum of Understanding with the Nadleh Whut’en, Saik’uz, Stellat’en and Cheslatta Carrier
Nations, reinforcing our commitment to transparent dialogue and collective action. This MoU covers the pre-feasibility study aiming to improve the livelihood of communities and the environment, and to increase operational flexibility to mitigate climate impacts.
A resilient water supply for the Pilbara,
Western Australia
Water is a very precious resource, both environmentally and culturally, for the people who call the Pilbara home. We are committed to ensuring a secure water supply for all users in the region. To reduce reliance on climate-dependent water sources, we are building the
Dampier Seawater Desalination Plant, with Stage 1 (4 GL) due to be operational in 2026 (for more information, see page 68). We have also reduced our draw on the Bungaroo Coastal Water Supply borefield, with further reductions expected as the desalination plant ramps up its capacity. We continue to monitor all water sources under our environmental approvals and work closely with stakeholders to manage water responsibly. Our goal is a resilient water system that supports communities, culture and industry.

Annual Report on Form 20-F 2025	43	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Governance and process
We continue to implement our Communities and Social
Performance Standard, improving systems and processes to help us meet external expectations and deliver stronger social and human rights outcomes. In 2025, we continued to enhance our risk
management processes and provided assurance over key social
risks, testing Group level “bowties” (analysis tools for risk management) and critical controls at selected operations, to ensure cultural heritage and social impact risks are prevented and mitigated effectively across our business.
Australian Advisory Group
We established the Australian Advisory Group (AAG) in 2022 to provide independent expert advice to our executives on matters impacting our relationship with Indigenous Peoples and
communities in Australia. In 2025, conversations centred around the dynamic balance that the extractives industry must navigate
between western and traditional Indigenous knowledge and value systems while managing operations and striving for innovation and improved performance. As part of the AAG’s staggered terms of engagement, inaugural member Professor Peter Yu AM retired as
Chairman, succeeded by June Oscar AO. We also welcomed Nigel
Browne, a descendant of the Larrakia and Wulna Peoples, with a wealth of experience across both public and private sectors. Nigel is widely known for his leadership, legal expertise, and long-standing commitment to empowering Aboriginal communities in the Northern
Territory through economic development and advocacy. His diverse experience includes advancing Aboriginal land rights, fostering economic independence, leading strategic development projects, and holding various senior legal and advisory roles. Other AAG members are Djawa Yunupingu, Nyadol Nyuon OAM, Cris Parker
and Dr Teagan Shields.
Cultural heritage management
In 2025, we made progress towards our 2027 target of co-managing cultural heritage with communities and knowledge holders. This was supported by assets completing self-assessments against our
cultural heritage maturity framework. More assets are beginning to co-manage heritage by making decisions together with Indigenous
Peoples about how they want their heritage protected.
Another key milestone was the significant progress on actions arising from the global Independent Cultural Heritage Management audits conducted in 2021 and 2022. Ongoing consultation with assets throughout the year enabled us to complete all remaining actions. In addition, the introduction and growing adoption of the
Cultural Heritage Management Plan template in 2025 has
strengthened cultural heritage management practices across our operations. These practices are helping to embed a unified and consistent approach to protecting and managing cultural heritage across our business.
In September 2025, we hosted a 3-day Agreements and Cultural
Heritage Symposium in Vancouver, bringing together more than 90 internal and external Indigenous leaders, operational teams, subject matter experts and practitioners. The event provided a space for open dialogue and shared learning, enabling us to reflect on how we can build better relationships, co-develop and implement
agreements, and manage cultural heritage across our business.

Find out more about our approach to cultural heritage at riotinto.com/ culturalheritage
Leadership, inclusion and partnership
Growing Indigenous leadership
We are committed to increasing Indigenous participation and
leadership, not only by attracting new talent, but also by investing in the growth and development of our people. Since 2020, our
Indigenous Leadership Program in Australia has focused on creating meaningful pathways to employment, expanding opportunities and supporting long-term career development.
At the end of 2025, we had 54 Indigenous leaders across our
Australian business, down from 61 in 2024. The change was a result of natural attrition and organisational changes across the business.
We remain committed to rebuilding and strengthening Indigenous leadership capability, recognising the vital role these leaders play in shaping our strategy, culture and long-term success.
Having Indigenous voices prominent in our business helps us make more informed decisions and fosters a workplace where leadership reflects the diversity of the communities in which we operate, and where all employees feel empowered to grow, contribute and lead.
RioInspire
In 2022, we partnered with the Australian Graduate School of
Management at the University of New South Wales to develop and deliver the RioInspire Indigenous Leadership Program. RioInspire is
a ground-breaking, globally recognised program that focuses on developing executive-ready Indigenous future leaders. To date,
71 Indigenous leaders have graduated from the program, with 8 of them continuing to complete graduate certificates and MBAs. Since launching the program globally in 2024, 5 Indigenous leaders from
Canada and the US have participated.
Embedding cultural respect into everyday practice
We are committed to creating culturally safe and inclusive
environments where people of diverse backgrounds feel respected.
This commitment is reflected in initiatives that deepen cultural understanding and elevate Indigenous voices across our business.
In Quebec, Canada, 90% of our Aluminium workforce (about
4,300 employees) have completed cultural awareness training, developed with a local Indigenous consultant. At BC Works, all new employees receive cultural awareness training during onboarding, ensuring early engagement with the values of respect and inclusion.
Our 2-day Cultural Connection Program in Australia, co-designed with Indigenous leaders and educators, is reshaping how leaders engage with Indigenous culture, knowledge and communities. To date, more than 80% of senior leaders have completed the program.
The impact is clear: 100% of participants say they would speak up against racism, and positivity towards Aboriginal and Torres Strait
Islander Peoples has risen by 29%.
At New Zealand Aluminium Smelters (NZAS) all employees and
visitors now complete a compulsory cultural induction. Delivered through an immersive digital experience, it shares the cultural and historical significance of the Murihiku region from the perspective of
Ngāi Tahu, the local iwi with guardianship responsibilities over the area. This fosters deeper connection to place and reinforces shared responsibility to land and sea.
Together, these initiatives are helping build a workplace culture grounded in respect, accountability and a genuine commitment to reconciliation.

Annual Report on Form 20-F 2025	44	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Combining cultural knowledge and technology
Through our Living Languages Living Cultures program, we’ve
partnered with Indigital, an Indigenous-led social enterprise, and the communities of Weipa, Aurukun, Napranum and Mapoon, to co-
design Caring for Country.
The program places Indigenous voices and expertise at the centre, while also building digital skills for employment, entrepreneurship and future industries. In November 2025, the program was
honoured with the “Collaboration of the Year” award at the Aboriginal
Enterprises in Mining, Energy & Exploration Awards for its role in empowering Indigenous communities through the integration of traditional knowledge and digital technologies to support cultural preservation and environmental stewardship.
Supporting Indigenous businesses
We support local businesses, employ local people and buy local products, especially from Indigenous, small and regional
enterprises. In 2025, we spent more than A$1.13 billion with
Indigenous businesses across Australia, marking a 22.6% increase from the previous year. We're also continuing to grow our
partnerships with local and Indigenous businesses in North America.
In 2025, our spend with Indigenous suppliers in the region reached
$213.9 million.
These partnerships are demonstrations of real economic
development impact in communities. At our Rincon project in
Argentina, we are supporting local contractors and subcontractors, offering direct assistance, and engaging proactively with
communities. As a result, community-based contractors and
subcontractors – mainly led by women – have grown from 3 in 2023 to 21 in 2025. At the same time, local spending has expanded 25-
fold, rising from ARS 277 million to ARS 7,309 million.
Truth and reconciliation
We recognise and celebrate Indigenous events and observance
days across our business. In 2025, we supported NAIDOC Week
and National Reconciliation Week in Australia, Indigenous History
Month in Canada, and the International Day of the World’s
Indigenous Peoples through global communications and
engagement campaigns.
By sharing stories, messages and educational materials, we help our people deepen their understanding of Indigenous history, cultures and Peoples. This ongoing awareness-building contributes to a safer, more respectful and inclusive workplace.
Economic contributions ($ million)

	2025	2024	2023	2022	2021
Consolidated sales revenue	57,638	53,658	54,041	55,554	63,495
Net cash generated from operating activities[1]	16,832	15,599	15,160	16,134	25,345
Profit after tax for the year	10,249	11,574	9,953	13,048	22,597
Underlying earnings	10,868	10,867	11,755	13,359	21,401
Underlying earnings per share (US cents)	669.2	669.5	725.0	824.7	1,322.4
Net (debt)/cash	(14,362)	(5,491)	(4,231)	(4,188)	1,576
Purchases of property, plant and equipment and intangible assets	(12,335)	(9,621)	(7,086)	(6,750)	(7,384)
Employment costs	(7,605)	(7,055)	(6,636)	(6,002)	(5,513)
Payables to governments[2]	(10,229)	(8,214)	(7,881)	(9,313)	(12,789)
Amounts paid by Rio Tinto	N/A3	(8,401)	(8,524)	(10,779)	(13,334)
Amounts paid by Rio Tinto on behalf of its employees	N/A3	(1,821)	(1,755)	(1,622)	(1,486)
1.Data includes dividends from equity accounted units, and is after payments of interest, taxes and dividends to non-controlling interests in subsidiaries.
2.Payables to governments includes corporate taxes, government royalties and employer payroll taxes.
3.Our Taxes and Royalties Paid Report will be published later this year on riotinto.com.

	2025	2024	2023	2022	2021
Social investment[1] (discretionary)	114.3	95.9	84.0	62.6	72.1
Mandatory social contributions[2] (non-discretionary)	34.6	23.3	17.6	18.2	19.1
Payment to landowners[3] (non-discretionary)	222.7	221.9	231.9	299.0	222.9
1.Social investments (previously referred to as community investments) are voluntary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto managed operations to third parties to address identified community needs or social risks.
2.Mandated social contributions (previously referred to as development contributions) are defined as non-discretionary financial commitments, including in-kind donations of assets and employee time, made by Rio Tinto to a third party to deliver social, economic and/or environmental benefits for a community, which Rio Tinto is mandated to make under a legally binding agreement, by a regulatory authority or otherwise by law.
3.Payment to landowners are non-discretionary compensation payments made by Rio Tinto to third parties under land access, mine development, native title, impact benefit and other legally binding compensation agreements.

Annual Report on Form 20-F 2025	45	riotinto.com
Strategic report | Our approach to sustainability | Socially connected
Human rights
Respecting human rights is core to our values, to maintaining strong sustainability performance and to our social licence.
Commitment
We are committed to treating everyone with dignity and respect –
from our employees, contractors and workers in our value chain, to the communities we partner with, and others affected by our
activities and business relationships. We know that our activities, and those of our partners, can have both positive and negative impacts on human rights. By embedding rights-respecting and
ethical behaviour throughout our business, we are better able to prevent human rights harm. To do this, we rely on:
•empowering people through an inclusive and supportive business culture that aligns with our values
•embedding human rights due diligence into business processes and systems
•engaging with stakeholders to improve how we identify and
address root causes of human rights harm.
Everywhere we operate, people and safety come first. By committing to implement the UN Guiding Principles on Business and Human Rights
(UNGPs) and other international standards outlined in our Human
Rights Policy, we strengthen our ability to uphold this priority.

For more information see our Human Rights Policy at riotinto.com/humanrights
2025 progress
Governance
We continue to evolve our human rights performance to help prevent involvement in adverse human rights impacts. This has included refining our internal standards, systems and processes to integrate human rights due diligence, and to promote more responsible and ethical ways of working. In 2025, we provided the Sustainability
Committee with an update on our human rights performance.
Salient human rights issues
These are the priority human rights issues that could severely impact people through our activities or business relationships. They consider our operational footprint, value chain and external contexts, and include:
•land access and use
•Indigenous Peoples’ rights
•security
•inclusion and diversity
•community health, safety and wellbeing
•workplace health and safety
•labour rights (including modern slavery)
•climate change and just transition
We continue to monitor how these issues could manifest within our business and our relationships with others. In 2025, we focused particular attention on labour rights in the contracted workforce, and community health, safety and wellbeing.
Assets conduct self-assessments to enable a more complete
understanding of their risk context and to help them prioritise and take action to prevent human rights harm. A reduced number of assessments were conducted in 2025 (21 in 2025 compared to 59 in 2024). The higher number in 2024 was due to 2 regional assessments conducted that year, which together covered 39 assets across closure and operating sites. Assessments conducted in 2025 included at Richards
Bay Minerals, Rincon and Oyu Tolgoi.
In 2025, we also published a summary report of an independent Human
Rights Impact Assessment conducted at the SimFer project in Guinea in
2024. In March 2025, we reported on our progress to address identified human rights risks and impacts at the mine, rail spur and port. Visit
riotinto.com/humanrights to read the reports.

For more information see our 2025 Sustainability Fact Book at riotinto.com/sustainabilityreporting
Our business relationships
Building trust with communities, business partners and other stakeholders is key to meeting our objectives and advancing respect for human rights. In 2025, we worked with suppliers and business partners in Argentina, China, Guinea and other regions where we operate to share insights and learn from each other. This work strengthened our collective ability to advance labour rights in diverse local contexts. We continue to work with joint venture partners to provide human rights support and monitor human rights
performance, including through Board and Committee roles for non-
managed operations.
Suppliers
We expect our suppliers and sub-contractors to respect human rights, including as outlined in our Supplier Code of Conduct. Using a risk-
based approach through our third-party due diligence process, we pre-
screen potential business partners and complete specialist human rights reviews. In 2025, we completed 5,860 third party due diligence assessments, and 174 were escalated to the human rights team for further review. For higher-risk suppliers, we develop action plans to mitigate salient human rights risks identified. Our approach focuses on improving supplier performance through dialogue and partnership, rather than avoidance or termination of relationships.
We focused our supplier due diligence efforts on renewables
equipment manufacturers and labour hire providers in 2025,
and conducted specialised assessments to support our projects, including repowering our Gladstone aluminium operations.
In 2025, we engaged independent, certified labour rights auditors to assess 3 suppliers in Australia and Canada. We also worked
to monitor non-conformances identified in 2024 through our supplier audit program.
Grievance and remedy
Effective grievance management can enable more trusted relationships and help prevent human rights harm. Every asset is required to have a local grievance mechanism. Consistent with the UNGPs, we are committed to providing for, or cooperating in, remediation when we identify we have caused or contributed to human rights harm. We may also play a role in remediation where we are directly linked to harm through our products, services or operations.
In 2025, our human rights team supported a range of internal investigations and assessments with a focus on grievance and remedy processes, including at Oyu Tolgoi, Simandou and Rincon. This work was reinforced by the launch of our in-house Worker Welfare
Assessment, designed to identify and respond to risks in our workforce.
We also continued to monitor a supplier’s ongoing mitigation and preventative actions regarding hazardous child labour, as reported in our 2024 Modern Slavery Statement.

For more information see our Modern Slavery Statement at riotinto.com/modernslavery
Capacity-building on human rights
Everyone has a role in respecting human rights. In 2025, we refreshed our Group-wide human rights training program for higher-risk roles by incorporating more real-world scenarios, equipping these leaders with practical guidance to take rights-respecting action. We also delivered an updated Modern Slavery Training module to our Commercial function, focusing on the specific risks and indicators most relevant to their roles and responsibilities.
Collaboration
Human rights challenges can be systemic, and can require
collaboration with peers, civil society organisations, workers’
organisations, business partners and others. In 2025, we continued
to support ICMM’s Social Performance working group, the Human
Rights Resources and Energy Collaborative, and the Mining
Association of Canada’s International Social Responsibility
Committee. We participated in the Voluntary Principles Initiative and with UN Global Compact Network Australia, and attended business and human rights forums in Australia, the US and Canada. We also engaged with Australia’s Office of the Anti-Slavery Commissioner on our response to modern slavery. These engagements help us better identify, mitigate and address the root causes of human rights harm.

Annual Report on Form 20-F 2025	46	riotinto.com
Strategic report | Our approach to sustainability
Environmentally committed
We recognise that our operations have an inherent impact on nature, both directly and indirectly, and we are committed to contributing to the global shift toward a nature positive future.

Achieving our mission to be the most valued metals and mining business relies on the responsible stewardship of shared natural resources. Sustainable success is driven by better decision-making, fostering collaboration, maintaining transparency, and measuring performance as we aim to minimise our impact on nature and
society.
Governance
Business decisions centred on strong sustainability and social licence are imperative to creating long-term value. Our Executive
Committee and Board have overall responsibility for, and oversight of, environmental management and performance through our Risk
Management and Sustainability Committees, including a principal environment risk that we track at a Group level.
We have shared our support for the ICMM’s Nature Position
Statement, to align industry action on the Kunming-Montreal Global
Biodiversity Framework (GBF) and 2030 targets. Our nature
framework outlines the processes and actions that underpin our contribution to a nature positive future, in line with increasing societal expectations.
We take a long-term view of our responsibilities, managing the risks and impacts of our activities from exploration and project inception through closure and beyond. We are committed to refining our systems and processes to ensure transparent, accountable
decision-making that strengthens environmental outcomes and
manages nature-related risks responsibly.
As stewards of natural resources, we recognise the trust placed in
us. We manage air, biodiversity, land, and water with care, along with the material inputs and outputs of our operations and their full life cycle footprint. This commitment ensures we operate responsibly while supporting resilient ecosystems and sustainable communities.

Our nature framework
Ambition: To meaningfully contribute to a nature positive future through integrated environmental management practices that
support our operational excellence objective.
Commitments: Deliver on our commitments for nature - including our Standards and the ICMM Nature Position Statement.
Risk: Enhance our understanding and management of material
business risks across our operations and value chain.
Assurance Increase stakeholder confidence in performance
and reporting through internal and external assurance activities for our assets and supply chains.
Targets: Operational nature targets to focus our efforts on
continuous improvement.
Disclosures: Enhance transparency of environmental
performance information and data over time.

Commitments
Our commitment to the ICMM Nature Position Statement informs our actions and accountabilities to deliver the desired
environmental, social and economic outcomes for the business. This includes the following clear commitments:
•We contribute to the global nature positive goal of “halting and reversing biodiversity loss by 2030 from a 2020 baseline, with a full recovery by 2050”.
•We do not explore or extract resources within the boundaries of
UNESCO World Heritage sites. All reasonable steps will be taken to ensure future operations adjacent to World Heritage sites are not incompatible with the outstanding universal value for which these sites are listed and do not put the integrity of these sites at risk.
•We respect legally designated protected areas and ensure any new operations or changes to existing operations are not
incompatible with the objectives for which the protected areas were established.
•We do not undertake deep-sea mining, and believe it should not take place unless comprehensive scientific research refutes
currently held evidence that it will create significant environmental and socioeconomic implications.
Performance and targets
Our nature target program is a core component of our nature
framework and one of the ways we plan to contribute to a nature positive future. The program acknowledges the interconnectedness of the realms of nature – air, land and water - and their ties to biodiversity, climate and society. The nature targets program includes a set of locally focused, site improvement plans, initiated in
2025. The program seeks to enhance the transparency of our nature risks, challenges and performance. Progress on the nature targets will be reported annually on our website.

Annual Report on Form 20-F 2025	47	riotinto.com
Strategic report | Our approach to sustainability | Environmentally committed
Water
Water is essential to life. It is inherently linked to healthy, thriving ecosystems and communities, and holds spiritual significance to
Indigenous and land-connected Peoples all over the world. It is also an essential resource for our operations, enabling access to orebodies and processing of ore to provide the materials the world needs. As water is a finite shared resource, responsible water stewardship is critical to our business’s success. Protecting water ensures it remains available and clean for the ecosystems and communities that depend on it, and for stable and sustainable operations to continue for generations.
Our commitment to responsible water stewardship is reflected through our business strategy, standards, policies and member association commitments.
We have developed a water risk framework that we use to
consistently identify, assess, manage and communicate water risk across our portfolio. The framework allows us to have relevant conversations about water threats and opportunities, informing decisions and strategic plans, for operational and catchment-level decisions beyond an individual site. It covers four water risk categories:
1)water resource (issues relating to water withdrawals for
supply purposes)
2)water quality and quantity (issues relating to excess surface water management, discharges or seepage)
3)dewatering (issues relating to groundwater withdrawals to safely depressurise and access below water table orebodies)
4)long-term obligations (consideration of items 1-3 over long timescales, eg post mining).
Our 2025 water risk profile shows how our exposure varies across the four risk categories. We manage all risks in accordance with our company standards and applicable local regulations and guidelines.
We have a library of water management controls that promote
consistent operational risk management and assurance by our
frontline asset teams and supporting second-line functions. The controls guide and organise how we monitor, plan, use infrastructure and adaptively manage water. Our approach to water is integrated with our approach to communities, climate change, tailings
management and closure.
Group water risk profile (percentage of managed operations1)

Examples of ranking
Water resource
Is there enough water available for environment needs, community needs and our operational use?
Our iron ore port operations in the Pilbara, Western Australia, are supplied with water from the West Pilbara Water Supply Scheme.
The scheme is vulnerable to drought, and Traditional Owner groups have raised concerns about environmental and cultural impacts. The water resource risk for these operations is assessed as high. Rio
Tinto is committed to enhancing water security in this region.

Water quality and quantity
Does the way we manage water onsite, or discharge excess water, cause environmental impacts or operational constraints?
Our ilmenite mine near Havre-Saint-Pierre (HSP) in Quebec,
Canada is surrounded by ecologically and socially significant lakes and water features. The quality and quantity risk for HSP mine is assessed as high and excess water from the mine needs to be
carefully managed. To ensure water is released to the environment at a suitable quality, we are working on a multi-year water
management improvement project.

Dewatering
Does the removal of water from the operational areas of our sites impact regional aquifers or our mine plans?
Impacts associated with dewatering and water supply activities in the Pilbara, Western Australia are recognised as a very high risk for our business. Returning water to the aquifers impacted by our mining activities in a controlled manner is the focus of a number of ongoing studies. We are also continuing to work with Traditional
Owners on water management.

Long-term obligations
Do our operational activities generate long-term or ongoing
obligations related to water?
We may sometimes generate impacts that we are required to
manage over the long term, such as post-closure pit lakes in the
Pilbara, or potential seepage from our waste rock or tailings facilities in our aluminium and copper sites. Our systems and standards aim to ensure that risks are identified early and managed appropriately and responsibly throughout the asset life cycle, including legacy issues.

● Not applicable	● Low risk	● Moderate risk	● High risk	● Very high risk
1.Due to rounding, the sum may not total 100%. Ratings based on 2025 assessment, excluding projects and recent lithium acquisitions. Refer to Sustainability Fact Book for additional information.

Annual Report on Form 20-F 2025	48	riotinto.com
Strategic report | Our approach to sustainability | Environmentally committed
2025 progress
Our water balance
Our Group water balance outlines where water was withdrawn from, discharged to, recycled, or reused and consumed at our operations.
The reported categories correlate with the requirements of ICMM and the Global Reporting Initiative.
We also report on our aggregated water balance for sites in water-
stressed areas. We assess water stress using the World Resources
Institute’s Aqueduct Water Risk Atlas mapping tool.

For more information see our 2025 Sustainability Fact Book at riotinto.com/sustainabilityreporting
Our water performance
Our total operational withdrawals for 2025 were 1,147 gigalitres (GL)
(2024: 1,250 GL). Freshwater, or category 1 quality, withdrawals accounted for 386 GL or 34% of this total (2024: 399 GL).
Freshwater is generally suitable for consumption with minimal treatment required. Where possible, we aim to minimise our
extractions from water sources of this quality.
Total discharges for 2025 were 626 GL (2024: 641 GL). Total water recycled or reused for 2025 was 374 GL (2024: 344 GL).
Our activity
We progressed several initiatives in 2025 that demonstrate our ongoing recognition of the importance of respecting rights,
partnerships, innovation and transparency. These include:
•Implementation of the QIT Madagascar Minerals water strategy, with transparent reporting of water management and performance data through the 2024 Water Report and monthly dashboard, in parallel with community-focused programs.
•Construction of Stage 1 (4 GL) Dampier desalination plant, which will allow us to reduce our groundwater withdrawals from the Bungaroo
Aquifer in the Pilbara, Western Australia, and establishment of a
Memorandum of Understanding with the Western Australian
Government to assess feasibility for a Stage 2 plant expansion.
•Management or involvement in regional water monitoring and
engagement programs, including initiatives in Gladstone Harbour
(Queensland, Australia), Nechako Valley (British Columbia, Canada),
and Saguenay–Lac-Saint-Jean (Quebec, Canada).
•Piloting technologies for water treatment and metal recovery at our Kennecott operation in the US, including use of plant-based methods (phytoremediation).
•Working collaboratively with stakeholders to improve our
understanding of the cultural value of water.
•Entering a partnership with Skarn to develop an innovative water intensity benchmarking dataset for the lithium sector.
•Updating our Surface Water Allocation Disclosure Dashboard and
continued work on an expansion of the dashboard to include
groundwater information in 2026.

For more information see riotinto.com/water

Biodiversity
Biodiversity underpins the ecosystems that sustain life, livelihoods, and economies. For Rio Tinto, healthy ecosystems are critical – not only for supporting ecological communities but also for ensuring operational resilience. Our mining activities often intersect with areas of high ecological value, and the industry relies on ecosystem services such as clean water and air, erosion control, and climate stability.
We recognise the potential impacts of our activities on biodiversity and are committed to achieving no net loss (NNL) or a net gain (Net
Positive Impact, NPI) to biodiversity, measured against a 2020 baseline, by the end of closure.
Rio Tinto’s approach to biodiversity management is embedded in
Environment Standards and aligned with global frameworks,
including the Global Reporting Initiative. We apply the mitigation hierarchy - avoid, minimise, rehabilitate and offset - to prioritise avoidance across all stages of the mining lifecycle, including exploration, project development, operations and closure.
Where impacts cannot be avoided, we implement mitigation and rehabilitation measures. Where applicable, offsets are initiated early in the project life cycle and developed in consultation with stakeholders to address residual impacts. Recent updates to our exploration procedures have improved the capture and reporting of avoidance actions as part of tenure management. Additionally, enhancements to our Studies guidance will strengthen the
integration of mitigation, offsetting and avoidance measures during project initiation.
We maintain asset-level biodiversity action plans, addressing priority species – including those listed on the International Union for
Conservation of Nature (IUCN) Red List. These efforts are guided by site-specific assessments and inclusive engagement with
stakeholders, particularly Indigenous and land-connected
communities.
Globally, one of the central challenges for business is establishing scalable approaches to assess the condition of nature. We actively participate in industry and cross-sectoral forums to advance our methodologies to measure no net loss or net gain to biodiversity across our operations; this includes the ICMM Nature Working
Group.
Our strategic partnerships with Proteus (UNEP-WCMC) and BirdLife
International continued, allowing us to contribute to, and benefit from, global biodiversity expertise. We also had the opportunity to sponsor the Western Australia Biodiversity Conference, and
participate in the UNEP-WCMC Nature Action Dialogues.

Annual Report on Form 20-F 2025	49	riotinto.com
Strategic report | Our approach to sustainability | Environmentally committed
2025 progress
Through 2025, Rio Tinto continued to strengthen its biodiversity management approach, translating our nature positive commitments into tangible actions across our global operations. Guided by the
ICMM Nature Position Statement and aligned with emerging global frameworks such as the Taskforce on Nature-related Financial
Disclosures (TNFD), we focused on building robust baselines, piloting measurement methodologies, enhancing transparency and investing in conservation partnerships that deliver ecological benefits beyond our operational footprint.
We actively participated in the Nature Positive Initiative (NPI) Pilot
Program for our Pilbara Iron Ore and Oyu Tolgoi copper assets, supported by our piloting partner BirdLife International. This initiative tested draft global terrestrial biodiversity metrics using site-specific and public data to assess the current and 2020 baseline state of nature through real-world case studies. The results will contribute to
NPI’s further refinement of recommended metrics and guidance material in 2026.
Environmental data collection at our assets continues to inform our understanding of the ecological context within and surrounding our operational footprint, and it is a critical step toward measuring progress against no net loss. In alignment with our Environment
Standards, these monitoring activities are shaped by regulatory requirements and host community engagement. In 2025, we
continued a portfolio-wide program to develop biodiversity baselines and an NNL prioritisation framework aligned with global best practice principles and ICMM commitments.
To further support our baselining and state-of-nature measurement efforts, we conducted a comprehensive review of publicly available data and tools. Using NNL/NPI calculation methodologies and a suite of global guidance and reference documents, we derived insights into the 2020 ecosystem extent, condition and species presence across key assets in Australia, Asia, Africa and Canada.
This generated a detailed technical understanding of available tools applicable to a global footprint that encompasses a wide range of biomes.
Additional Conservation Actions (ACAs) play a complementary role in strengthening our biodiversity management approach, particularly where opportunities remain to uplift ecological outcomes after applying mitigation processes. ACAs help deliver broader ecological benefits beyond our operational footprint, be that supporting species recovery, enhancing ecosystem resilience or enhancing
understanding of our natural environment. In 2025, we initiated and continued several key projects, such as our Pilbara Conservation
Project, Founders Factory Start-up Partnerships for Sustainability
and the North Queensland Land and Sea Program. Visit our website for more information.

For more information see riotinto.com/biodiversity

Land
Effective land management is essential to minimising environmental impacts and supporting sustainable mining operations. Key activities include planning and managing land use to reduce disturbance, implementing progressive rehabilitation during the life of mine, and restoring ecosystems post-closure. We focus on soil conservation, erosion control, and revegetation practices, while engaging with stakeholders to align land use with community and environmental values. These efforts ensure responsible stewardship of land resources and contribute to long-term environmental resilience.
In 2025, we rehabilitated 26 km2 of land, mostly at our Argyle diamond mine in Australia, Simandou project in Guinea and iron ore mines and exploration areas in the Pilbara.
In Mongolia, we rehabilitated another 6 km² of abandoned mine workings outside our operational footprint, near the Tsagaan Zur river in the Selenge province. This effort supports Oyu Tolgoi’s commitment to the Government of Mongolia’s national initiative to plant one billion trees by 2030. We established and handed over another 3 tree nurseries in the South Gobi to the local community, with a combined capacity to produce an additional one million saplings annually. We planted 1.6 million trees and awarded 5 more scholarships to students pursuing forestry studies.
Throughout the last year, we continued to transform commitments into action. We developed a number of site improvement plans focused on land stewardship for priority operations as part of the implementation of our nature targets program.
At the end of the year, our land footprint – total disturbed area – was
1,818 km2, an increase of 56 km2 from 2024. This includes all disturbances at our operating assets and activities, such as exploration activities, smelters, mines and supporting infrastructure.
The majority of disturbance occurred at Weipa and Simandou as a result of the establishment of new mining areas.
Our rehabilitation and closure teams continue to partner with research centres to refine our approaches and improve outcomes.
At our bauxite mines and refineries, we have progressed trials focusing on transforming stored tailings material into soils that will support plant growth. To strengthen monitoring of rehabilitated areas, we advanced trials of digital tools designed to complement traditional on-ground data collection.
In addition, 14 of our operations completed rehabilitation
trials aimed at improving seed germination, reducing erosion and enhancing topsoil quality – critical factors for
rehabilitation success.

For more information about our closure work see page 51.

Waste
As the global population continues to grow and industrialise, effective management of waste materials is expected to become increasingly important for people and nature. Rio Tinto produces materials that play an important role in the economy while managing mineral and non-mineral materials responsibly. We strive to enhance our approach to materials management practices by designing out waste where possible, keeping resources in use longer, and safely and responsibly disposing of wastes across our business and value chain.
Our mineral waste generation and disposal volumes have remained similar over the past 5 years, however there is more annual
variability in non-mineral waste volumes and disposals, which is largely driven by mine development and closure activities. Looking ahead, we aim to maximise resource efficiency while eliminating waste and recovering valuable materials. We will continue to explore circular solutions and innovative ways to manage materials.

For more information about tailings see page 51.

Annual Report on Form 20-F 2025	50	riotinto.com
Strategic report | Our approach to sustainability | Environmentally committed
Air quality
Clean air is essential for the health of ecosystems and host communities that surround our operations. Emissions such as
particulates and gases have the potential to impact air quality and the atmosphere, so we have a responsibility to ensure they are managed in line with regulations and stakeholder expectations.
Some emissions can be hazardous and require careful monitoring and management. The potentially hazardous emissions we monitor at operations are:
•sulphur oxides (SOx), mainly at our aluminium and copper smelters
•nitrogen oxides (NOx), mainly from burning fossil fuels
•gaseous fluoride emissions from aluminium smelters
•respirable particulate emissions (PM10 and PM2.5) - very fine particles from mining and processing operations and from burning fossil fuels.
We apply the mitigation hierarchy across all phases of the mining life cycle to keep air emissions within acceptable limits. Our first priority is to avoid generating emissions wherever possible.
Progress on decarbonisation initiatives has supported reductions in air pollutants, including the installation of solar power, heat recovery systems, and the use of renewable fuels.
Many of our hazardous emission levels have remained relatively stable over the past 5 years (NOx, SOx, fluoride), though we have seen a slight increase in PM10 values over the past 3 years. We aim to reduce point source emissions by upgrading equipment with best-
available technologies and incorporating control technology
evaluations into capital projects. Proper operation and maintenance of assets is critical to minimising emissions, though some inevitably leave our sites. We implement and expand air monitoring networks inside and outside our site boundaries.

Operational environment overview

	2025	2024	2023	2022	2021
Significant environmental incidents[1]	0	0	1	1	2
Fines and prosecutions – environment ($’000)[2]	1,639.3	604.8	987.0	109.8	7.4
Land footprint – disturbed (cumulative square kilometres)[3]	1,818	1,762	1,813	1,775	1,700
Land footprint – rehabilitated (cumulative square kilometres)	610	587	552	522	494
Mineral waste disposed or stored (million tonnes)	924	980	983	978	1,005
Non-mineral waste disposed or stored (million tonnes)	0.77	0.66	0.73	0.75	0.65
SOx emissions (thousand tonnes)	75.2	73.7	72.8	66.2	70.2
NOx emissions (thousand tonnes)	58.7	55.3	67.2	64.6	62.3
Fluoride emissions (thousand tonnes)	2.23	2.40	2.61	2.36	2.36
Particulate (PM10) emissions (thousand tonnes)	176.2	168.2	169.5	146.3	142.3
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
2.In 2025, we received environmental fines and administrative penalties relating to contaminant releases, permitting non compliances, discharge exceedances and failures to meet regulatory requirements across several operations. At Yarwun in Australia, regulators issued two penalty infringement notices for contaminant releases involving saline effluent from a pipeline and the discharge of bauxite washwater slurry from a wharf. In Canada, the Vaudreuil plant received non compliances under the Environmental Quality Act and hazardous materials regulations, the Roberval/Port Alfred site was cited for delayed incident reporting, and the Arvida plant exceeded discharge criteria for toxicity and hydrocarbons and received a non compliance relating to environmental operating conditions. Further administrative penalties were issued at Havre Saint Pierre and Lac Tio for inadequate project construction authorisations and containment infrastructure maintenance practices, delayed reporting of permit exceedances, and unauthorized disposal of residual materials, along with federal penalties related to 2023 effluent exceedances and sampling errors during an unauthorized discharge. In the United States, enforcement actions continued under the Wilmington operations consent decree. Following extensive investigations at Kennecott Copper, historical permitting non-compliances related to water containment failures and upset conditions was resolved through a monetary penalty, with no detectable contamination identified. Separately, at Rotterdam operations in Europe, a transporter was fined for non compliant hazardous goods labelling under EU ADR regulations during shipment of product in France.
3.A reduction in cumulative disturbance from 2023-2024 is a result of the sale of Dampier Salt Limited’s Lake MacLeod operation.
Note: The numbers may change year to year and retrospectively due to reconciliations of data.

Annual Report on Form 20-F 2025	51	riotinto.com
Strategic report | Our approach to sustainability | Environmentally committed
Tailings
We engage with stakeholders throughout the life cycle of our tailings storage facilities (TSFs), from design to closure. We also collaborate closely with external bodies to improve the way tailings are managed across our industry.
We operate 111 TSFs across our global assets. Of the 111 TSFs, 40 are active, 24 are inactive and 47 are closed.
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
2025 progress
We have continued to progress our implementation of the Global
Industry Standard on Tailings Management (GISTM). This focuses on preventing tailings facility failures, reducing the social and environmental impacts of tailings facilities, and improving
engagement and transparency on tailings with local communities.
We have also assessed our progress on implementation through self-assessment and independent audits, using ICMM’s GISTM
Conformance Protocols.
In 2025, we achieved full GISTM conformance for the “Very High”
and “Extreme” consequence classification tailings facilities, and for the majority of the “Low”, “Significant” and “High” consequence facilities.
Our product group and Closure teams will continue to work towards full conformance and we will report our performance yearly in accordance with the GISTM requirements.
In August 2025, in accordance with Principle 15 of the GISTM, we updated our public tailings disclosures for the 14 “Very High” and
“Extreme” TSFs we operate and published new information on a further 84 tailings facilities rated “Low”, “High” or “Significant”.

For more information see riotinto.com/tailings
In 2025:
•We continued to regularly convene the Tailings Management
Committee with our designated Accountable Executives. This
provides coordinated governance of tailings management
practices across the Group.
•We continued to play an active role in the ICMM tailings working group, which provides guidance to support the safe, responsible management of tailings with the goal of eliminating fatalities and catastrophic events.
Closure
We are committed to being responsible operators throughout the entire life of our assets, delivering value at every stage – from discovery to closure.
Today, we plan for the end right from the beginning, incorporating closure in each stage of the asset life cycle in the way we design, build and operate.
We work with communities, governments and other stakeholders to complete closure activities and repurpose and renew sites for their next use.
At the end of 2025, closure provisions on our balance sheet totalled
$17.8 billion (2024: $15.7 billion).
2025 progress
In 2025, we continued to advance delivery of our major closure projects in Australia and management of our global legacy portfolio.
Argyle diamond mine
We continue rehabilitating the former Argyle diamond mine on
Miriwoong and Gija country in Western Australia. We have made significant progress on reprofiling the former processing plant area, and waste rock dumps, and capping the tailings storage facility. We have now passed beyond 85% overall project completion, and the removal of the Argyle mine accommodation facilities, utilities infrastructure and airport is nearly complete.
We are continuing to review our contracting strategy to focus on work awarded to Traditional Owner businesses, spending
A$47.1 million in 2025 (2024: A$44.9 million).
Gove refinery and residue disposal areas
While bauxite mining operations continue until the end of the decade, we are progressing demolition of the Gove alumina refinery and rehabilitation work on the former bauxite residue disposal areas
(BRDA), a type of tailings storage facility, on the lands of the Yolŋu peoples in the Northern Territory of Australia.
In 2025, we completed demolition of the remaining large structures of the refinery. Working with Traditional Owners, and through careful planning, we took measures to ensure the protection of an important cultural heritage site during demolition activity, understanding its importance to the Yolŋu. We have processed around 127,000
tonnes of scrap steel for recycling since 2023. We continue to advance soil remediation of the refinery site as we work towards final landform and revegetating the area.
We are progressing rehabilitation work of the former BRDAs,
completing civil works on Pond 5 to prepare for monitoring and maintenance, and starting work on Pond 6 South, working with a
Traditional Owner business on enabling works.
We launched a pilot housing demolition program for properties unsuitable to be retained, to create opportunities for local builders to develop new and diverse housing on vacant, serviced lots. Work to upgrade services such as sewer lines, power and water
is also underway.
We are developing programs that build local capability and
resilience, including partnering with schools to offer virtual work experience opportunities for young people.
We continue to be an active member of the Gove Peninsula Future
Reference Group along with Traditional Owners, Northern Territory and Commonwealth governments, and the Northern Land Council, to support planning for the region’s future and helping transition to a post-mining future.

Annual Report on Form 20-F 2025	52	riotinto.com
Strategic report | Our approach to sustainability | Environmentally committed
Ranger Rehabilitation Project
We continue to operate under the Management Services Agreement
(MSA) with Energy Resources of Australia Ltd. (ERA) to manage the
Ranger Rehabilitation Project with oversight from the ERA board.
The former Ranger uranium mine is located on the traditional lands of the Mirarr People in the Northern Territory. The MSA builds on
ERA’s existing rehabilitation efforts and enables us to share our technical expertise in the design, planning and execution of closure projects, including managing stakeholder engagement and delivery partner relationships.
Rio Tinto holds approximately 98.43% of ERA’s shares and in April
2025, we began the compulsory acquisition process to acquire the remaining shares in ERA. In May 2025, objections were lodged during the objection period by the holders of at least 10% of the ERA shares subject to the acquisition notice. We have applied for court approval of the proposed compulsory acquisition of the remaining shares in ERA, and the matter remains before the court.
In 2025, we progressed Pit 3 dry capping, installing geotextile and beginning the initial dry capping layers. We continue to face challenges in drying the tailings surface and are assessing engineering options and solutions to continue the capping
works in 2026. Other aspects of the project are making good
progress including environmental management, regulatory
approvals, stakeholder engagement, land tenure negotiations
and technical studies.
We remain committed to the rehabilitation of the Ranger Project
Area to a standard that will establish an environment similar to the adjacent Kakadu National Park, a World Heritage site. We continue to work with all key stakeholders, including the Mirarr People, to complete this important rehabilitation project.
Legacy assets
We manage over 90 legacy assets in 9 countries and 30 tailings storage facilities (TSF) across our portfolio.
We have achieved safe closure status at Argyle TSFs ATD 1, ATD 2 and ATD 3 at the former Argyle Diamond Mine in Western Australia and the Kelian in-pit TSF at Kelian in Indonesia. At Holden and
Ridgeway in the US, Kelian Namuk in Indonesia, and Segoussac in
France, TSF risks are considered as low as reasonably practicable, demonstrating improvement in risk management.

For more information on tailings management, see page 51.
We continue to progress execution and enabling work across the global legacy portfolio to meet our commitments. In 2025:
•We started phase 2 of our rehabilitation work at Dammarie-lès-
Lys in France. Work includes removal of contaminated soil,
enabling the site for repurposing. To reduce impacts due to dust, noise and traffic to the nearby community, work will be completed under a tent.
•We restarted rehabilitation work at Salindres in France. Work includes land shaping, reinforcement of a dyke, capping and
improved water management.
•We progressed regulatory approval for our remediation plan at
Beatson, a series of former copper mines in Alaska, US, which enables us to prepare for execution.
•We continued to review our portfolio for commercial opportunities, completing the surrender of the lease of land at the Anglesey site in Wales, UK. This site is a former aluminium smelter
decommissioned in 2013, with voluntary remediation works
completed from 2018 to 2024, enabling the area for
redevelopment.
Our approach
Where relevant, all of our operating sites have closure plans, and we are developing closure plans for assets that have an indefinite life, such as some port facilities. We review these plans regularly to align with stakeholder expectations and to incorporate lessons learned from other closure projects. At operations with joint ownership structures, we endeavour to work in partnership with other asset owners to ensure we consider closure through asset design, planning and operations. Further review and update of closure planning at Arcadium assets will be carried out to ensure they are consistent with Rio Tinto requirements.
While planning for closure currently starts when we first design a mine, we start more detailed planning at least a decade before we expect an operation will close.
In 2025, we met our guidance provided to the market in 2024, spending ~$1 billion on closure activities as we progressively rehabilitate our operations and progress work at Argyle, Ranger, the
Gove alumina refinery and legacy sites.

For more information about our closure risks see page 96, and for more on closure provisions and financial statements, see page 163.
Partnering for the future
We work to solve the challenges of the future to reduce our liabilities and create better outcomes.
We continued partnering with research and academic organisations, start-ups and technology solutions providers to
find better ways to close and repurpose our assets. These include opportunities to reprocess mineral and industrial residues,
selectively recover minerals from mine-influenced waters, augment our knowledge base for closure, and improve execution and
monitoring of rehabilitation and revegetation.
•We continued our partnership with SiTration, a Massachusetts
Institute of Technology mining start-up, to remediate and unlock value from mine-influenced waters.
•We have been collaborating with the Australian National
University to develop an advanced filtration system, inspired by nature, that can recover critical resources such as copper and lithium from mining wastewater, while simultaneously turning dirty water into clean water.
•We have been working with university partners in Europe to
recover critical minerals and remediate alkaline seepage from bauxite residue deposit areas.
•We have been trialling AI-driven workflows and remotely operated platforms to help us track our progress and predict trajectories towards rehabilitation and closure completion criteria on mine sites, combining in situ and remote sensing.

Annual Report on Form 20-F 2025	53	riotinto.com
Strategic report | Our approach to sustainability
Climate
The commodities we produce are essential to the global energy transition. As demand for these materials grows, so too does the importance of ensuring that climate-related risks and opportunities are appropriately addressed across our business.

2025 at a glance

Gross Scope 1 and 2 GHG emissions (adjusted equity basis) 31.5 Mt CO2e (2024: 31.7 Mt CO2e)	Scope 3 GHG emissions 575.7 Mt CO2e (2024: 569.8 Mt CO2e)

Electricity from renewable sources 77% (2024: 78%)	Total decarbonisation spend $612m (2024: $589m)
Delivering on our climate commitments is central to strengthening resilience and economic performance as we work to become the most valued metals and mining company. Our Climate Action Plan
(CAP) remains at the heart of this mission, guiding our strategy to grow production of materials essential for the energy transition, decarbonise our operations, and support our partners in reducing value chain emissions. It also reflects our commitment to a just transition for the communities where we work and to grow
responsibly in a changing world.
Our updated 2025 CAP provides an overview of our climate change strategy, commitments, targets, and forward-looking plans. It builds on our 2022 CAP and reflects our commitment to transparency, disciplined investment and long-term value creation. The 2025 CAP was approved by shareholders at our 2025 AGM and is integrated into our 2024 Annual Report. It is also available online at
riotinto.com/climatereporting.
This section of the Form 20-F provides an update on our progress against the 2025 CAP. It outlines the actions we have taken across our operations and value chains, the emissions reductions achieved, and the abatement projects we have committed to.
The climate change targets and commitments published in our 2025
CAP are unchanged. Our ambition is to grow total production by
~3% per year on a copper equivalent basis1, while targeting a 50%
reduction in our net Scope 1 and 2 emissions by 2030 (relative to
2018 levels) and reaching net zero by 2050.
We have updated our capital expenditure guidance to principally reflect the slower pace of commercially viable technology
development that we, our industry, and the world has experienced in hard-to-abate sectors. Pre-2030 abatement is therefore expected to be predominantly delivered through low-capital solutions and proven technologies.
Our pathway to a 50% reduction in our Scope 1 and 2 emissions by
2030 primarily relies on commercially available solutions such as renewable energy contracts and is contingent on advancing viable solutions for our Pacific Aluminium smelters (BSL and Tomago), where discussions are progressing but are finely balanced.
To support this, we are actively working with the federal and state
Australian governments to secure a long-term, low-carbon future for the aluminium industry, with discussions ongoing. Any delay in concluding these discussions or delivering these projects may impact our ability to meet our 2030 target within this decade.
At the same time, we are collaborating with industry and
government partners on pilot and demonstration technologies
expected to deliver significant emissions reductions beyond 2030, including ELYSISTM, hydrogen calcination, battery electric haul trucks and double digestion. These projects are progressing and we hope they are able to meaningfully contribute to long-term
decarbonisation, though the pace of global technology development and the need for commercial viability remain essential
considerations. Further details on our abatement pathways and our full CAP progress report can be found on pages 58-72.
Looking ahead, we will continue working with partners and
governments to advance and deploy transformational technologies and solutions. Our approach will remain disciplined, balancing innovation with commercial feasibility, and we will support these efforts through capital and operational expenditure.
Addressing climate risks and opportunities is critical to maintaining resilience, creating value, and meeting the expectations of our stakeholders. We will continue to work towards delivering our 2030 and 2050 emissions targets through commercially viable solutions, while supporting regional development, a just and orderly transition, and the production of materials vital for the global energy transition.
Our reporting framework
Under Chapter 2M of the Australian Corporations Act 2001, our
climate reporting complies with the Australian Accounting Standards
Board (AASB)’s S2 Climate-related Disclosures, which is the
mandatory Australian Sustainability Reporting Standard (ASRS). It
also meets UK Listing Rule 6.6.6R and the Climate-related Financial
Disclosure (CFD) Regulations 2022. It is consistent with all 11 Task
Force on Climate-related Financial Disclosures (TCFD)
recommendations and all 8 CFD requirements.
Our reporting is also guided by the Transition Plan Taskforce (TPT)
Framework and the CA100+ Net Zero Company Benchmark and
their Standard for Diversified Mining.

Our full Directors’ declaration on climate can be found on page 71.
1.Ambition for compound annual growth rate (CAGR) for copper equivalent production is from 2024 to 2030F.

Annual Report on Form 20-F 2025	54	riotinto.com
Strategic report | Our approach to sustainability | Climate
Preparing for the impact of climate change
Our portfolio is built around the materials essential for a low-carbon future. Copper, lithium, aluminium and iron ore are fundamental to renewable energy infrastructure, electric vehicles, and energy storage solutions. The energy transition will drive significant demand for these critical minerals and our ambition remains to grow their production.
Although climate change presents clear growth opportunities for our commodities, it also presents physical and transition risks to our portfolio. The transition to a low-carbon economy impacts the commodities we produce and how they are processed in our value chains – particularly for carbon-intensive steel and aluminium.
Carbon pricing mechanisms currently apply to parts of our
operations and to some of our customers. If climate policy ambition increases globally, this may affect our operational costs, market dynamics and technology development.
Physical risks such as extreme weather events, rising sea levels and temperature fluctuations can disrupt our supply chains, damage infrastructure and impact the availability and cost of raw materials.
We use scenarios to identify and assess risks and opportunities, including those related to climate change, that may affect our business in the short, medium and long term. The impact of climate change is recognised as a material risk within our Group risk management framework and underpins our overall strategy.
Our CAP is structured to address these risks alongside other material climate change-related physical and transition risks that contribute to our material risk. A summary of the material climate change-related risks and opportunities (CROs) relevant to our business is set out below.
Effectively managing these CROs is essential to safeguarding our operational resilience, sustaining stakeholder trust, and positioning ourselves for long-term success in a low-carbon economy.
Coordinated global action, supported by enabling policy frameworks, clean energy infrastructure, and technological innovation, is required to achieve a net zero future. Our climate transition plan is grounded in a clear understanding of the associated challenges and
opportunities.
While business plays a critical role in managing climate risks, government support is required to accelerate progress through targeted policies, streamlined regulations, and incentives that support early movers and industrial transformation. Measures such as tax credits, efficient permitting systems, and public-private research and development partnerships are essential to unlock low-
emissions technologies, particularly in hard-to-abate sectors.

Climate-related risks and opportunities	Actions underway

Energy transition commodity demand
Customer interest in materials required for the energy transition is accelerating demand for critical minerals such as copper, aluminium and lithium. This presents an opportunity to
strengthen our portfolio and capture growth in markets
prioritising decarbonisation.
•Grow in production of materials essential for the energy transition

Global technology development
Low-emissions technologies will support emissions abatement, improve efficiency, and enhance competitiveness. However,
uncertainty in deploying breakthrough technologies at scale
creates risk, as hard-to-abate emissions could remain exposed to carbon pricing for an extended period. Solutions such as
ELYSIS™ and hydrogen-based processing offer potential to
address these emissions, but scaling at pace in a cost
competitive manner is critical to meet long-term goals.
•Develop low-emissions technologies for minerals and metals processing, refining and smelting •Transition to low-emissions mining vehicles or fuel supply

Climate policy and regulation
Increasingly stringent and uneven climate change-related
policies are driving higher compliance costs and impacting
competitiveness, particularly in jurisdictions where carbon
pricing mechanisms are in place. Our reliance on fossil fuels exposes us to rising liabilities and operational costs as
emissions frameworks tighten.

•Reduce emissions from our own operations
•Partner to decarbonise our value chains
•Actively engage on climate change and
energy policy aligned with net zero ambition
•Increase renewable power
•Invest in a portfolio of high-integrity voluntary
and compliance carbon credits

Social licence and ability to access ore bodies
Decarbonisation, and meeting stakeholder expectations for a
just transition, are increasingly becoming a prerequisite for securing approvals and maintaining stakeholder trust. Failure to act could result in project delays, increased costs and reduced access to resources as expectations for environmental and
social performance intensify.
•Community engagement and social investment •Embed just transition principles in our decarbonisation strategy

Acute and chronic physical risks
Extreme heat: rising temperatures and frequent heatwaves
impact worker safety, reduce productivity, increase cooling costs and accelerate infrastructure wear.
Extreme rainfall, flooding, sea level rise and cyclones: severe weather events and coastal flooding damage infrastructure, disrupt operations and supply chains and impact closure planning due to erosion, instability and asset inundation.
Water scarcity, drought and wildfire: dry conditions reduce water availability for operations, increase competition for resources, raise wildfire risks to infrastructure and safety and impact closure planning.
•Enhance our physical resilience to a changing climate, supporting the viability of our assets, our people and communities

Annual Report on Form 20-F 2025	55	riotinto.com
Strategic report | Our approach to sustainability | Climate
Scope 1 and 2 emissions: Reduce emissions from our own operations
We aim to reduce our net Scope 1 and 2 emissions by 50% by 2030 (relative to 2018 levels), and to reach net zero by 2050.
Our approach to emissions reduction
We are committed to reducing our operational greenhouse gas
emissions in line with the principles of the mitigation hierarchy, which prioritises direct abatement of emissions over the use of offsets and other non-direct abatement tools.
We aim to reduce our net Scope 1 and 2 emissions by 50% by 2030, relative to a 2018 baseline, and limit the contribution of carbon credits to
10% of that baseline. To ensure comparability over time and reflect genuine progress, we adjust our 2018 baseline to exclude emissions reductions resulting from divestments and to incorporate emissions associated with acquisitions.
Our decarbonisation efforts are focused on reducing operational emissions from electricity use by deploying renewable electricity solutions, fuel consumption by transitioning mining operations away from diesel, and reducing process heat emissions in smelting and refining through energy efficiency improvements and emerging technologies.
While our asset portfolio has evolved as we shift towards transition materials, the emissions profile by commodity has remained
relatively stable. Approximately 77% of our Scope 1 and 2 emissions originate from our Aluminium & Lithium business which is highly energy-intensive.
Reduction progress and challenges
Our 2025 gross Scope 1 and 2 greenhouse gas emissions (adjusted equity basis) were 31.5 Mt CO₂e, a reduction of 0.2 Mt CO₂e from the previous year. Reductions were driven by the increased use of renewable diesel at Kennecott offset by higher emissions from increased production, particularly in iron ore and copper.
As of 2025, our gross adjusted Scope 1 and 2 emissions are
14% below 2018 levels. After applying high-integrity offsets, our net adjusted Scope 1 and 2 emissions are 17% below our
baseline. Overall reductions were primarily achieved through renewable energy contracts including the use of unbundled
renewable energy certificates in regions where new energy is under development.
We retired approximately 1.01 million Australian Carbon Credit Units
(ACCUs) to meet our 2024 Safeguard Mechanism compliance
obligations, compared to the anticipated 1.1 million ACCUs.
Final safeguard liability and surrendered ACCUs for financial years
2024-2025 were less than the planned reported values, therefore the net emissions number and carbon credits have been restated.
For 2025, we expect to retire approximately 1.17 million ACCUs to meet our compliance obligations. ACCUs retired under the
Safeguard Mechanism are counted toward our net emissions
number after passing our due diligence assessment, including meeting our high-integrity criteria. This information is available at
riotinto.com/naturesolutions.
Delivering reductions in absolute emissions requires additional abatement to cover organic growth from production growth and increasing work indexes. Production growth can come through
brownfield expansions such as in the Pilbara or greenfield
developments like Simandou.
Work index growth, a measure of productivity that is typical for the mining sector, is a result of our existing mining operations facing longer haul distances and declining ore grades, requiring additional energy to achieve the same level of production output.
Delays may arise from engineering and construction challenges, the pace of technology development, and the need to balance
decarbonisation with community and stakeholder expectations as well as disciplined capital allocation.
Despite this, we are making measurable progress towards achieving our targets and investing towards future abatement.
Looking ahead
We recognise that abatement progress will not be linear. The biggest driver of this is the repowering of the Pacific Aluminium operations, our largest source of emissions, and planned for the end of the decade. The schedule is contingent on finalising full competitive solutions for the smelters. Discussions with state and federal governments and energy contracting partners are ongoing.
In response to these challenges, we continue to work closely with partners, governments, and other stakeholders to advance
abatement opportunities.
Our strategy also includes advocating for climate action-aligned policy, enhancing resilience to physical climate change risks, and embedding just transition principles in our engagement with
communities and host countries.
See our roadmap to 2030 and 2050 on pages 56 and 57 for
more detail.
2025 gross Scope 1 & 2 GHG emissions
(31.5 Mt CO2e, adjusted equity basis)

Electricity generation and purchase 40%	Anode reductants 21%	Stationary heat and steam 23%	Mobile and transport fuels 13%	Other emissions 3%

●	Aluminium & Lithium
●	Copper
●	Iron Ore
●	Other

Annual Report on Form 20-F 2025	56	riotinto.com
Strategic report | Our approach to sustainability | Climate
Our roadmap to 2030
Between now and 2030, the most significant opportunities to reduce our Scope 1 and 2 emissions are to switch the electricity we generate and purchase to renewables and to address process heat emissions from our alumina refineries.
Our 2030 pathway prioritises proven, cost-effective solutions such as power purchase agreements (PPAs) and other structural
abatement measures, while using unbundled renewable energy
certificates (RECs) as a transitional option in the short term.
Our single largest lever to meet our 2030 target of a 50% reduction is repowering our Boyne and Tomago aluminium smelters in our
Pacific Aluminium Operations portfolio, which together account for one quarter of our emissions and are critical to our decarbonisation pathway.
Beyond smelter repowering, we are progressing other key projects in our pipeline, including renewable electricity contracts, and processing heat reduction initiatives such as Queensland Alumina
Limited’s double digestion project, and the use of biocarbon. These efforts are essential to meeting our 2030 target while
accommodating organic growth, which represents around 1.5 Mt
CO2e against our baseline.
We also expect to use high-quality carbon credits from nature-based solutions towards our 2030 Scope 1 and 2 net emissions target, limiting their contribution to 10% of our 2018 baseline emissions.
Our emissions reporting will continue to transparently distinguish between our gross operational emissions and net emissions for the
Group, and disclose the volume and type of carbon credits retired, in line with transparency standards.
Further required details on our methodology and approach are set out in the Climate-related metrics and data section on pages 81-86.
Additional supporting material is available in the Scope 1, 2 and 3
Emissions Calculation and Climate Methodology - 2025 Addendum,
available at riotinto.com/climatereporting (pages 1–3).

Repowering Pacific Aluminium Operations
The repowering of Boyne Smelter (BSL) is an opportunity to
showcase how a large-scale industrial asset can transition to a renewable energy solution. We have already contracted 2.7 GW of renewable generation and 540 MW of battery storage through power purchase agreements (PPAs), demonstrating our
commitment to Boyne Smelter’s future. Currently, all contracted projects remain in project development phases, and we continue to monitor them as they progress towards final investment
decisions. Once operational, the contracted projects could
supply approximately 80% of BSL’s annual average electricity demand, enabling a projected 70% reduction in the smelter’s
Scope 1 and 2 emissions.
Securing an economically viable future for BSL still requires contracting additional energy and storage, as well as support from state and federal governments. We are continuing to
actively engage with both state and federal governments.
Earlier this year, we announced that Tomago faced the risk of closure before 2030 due to challenges in securing a competitive energy solution after its current electricity contract expires.
Following constructive engagement, Tomago Aluminium has
welcomed a joint announcement by the federal and New South
Wales Governments to explore a new pathway for reliable, long-
term, and competitively-priced energy beyond 2028,
underscoring a shared commitment to maintaining local
manufacturing capability in Australia.
Repowering is not a simple task. Whilst we are working hard to secure our pathway to repower both smelters before 2030,
delivering the solutions successfully requires significant
transmission infrastructure, supportive policy frameworks and a competitive renewable energy investment environment. Each of these factors have associated risks which, if realised, may
impact our ability to implement the repowering solution,
potentially leading to delays in emissions reduction.

Pathway to 2030 target
(Mt CO2e, adjusted equity basis)

●	Pacific Aluminium Operations repowering	●	Renewable Energy	●	Diesel Transition	●	Minerals Processing	●	Alumina Processing	●	Aluminum Anodes	●	Nature-based solutions
Note: The pathway to 2030 is contingent on individual project investment decisions as well as obtaining necessary government and regulatory approvals.

Annual Report on Form 20-F 2025	57	riotinto.com
Strategic report | Our approach to sustainability | Climate
Our roadmap to 2050
We have a roadmap to achieve net zero operational emissions
by 2050. This is a significant challenge for Rio Tinto, our industry and the world, reflecting the need to replace long‑established industrial processes with new technologies that are not yet proven or available at industrial scale. Addressing this challenge will require collaboration and supportive policy settings to enable the
development and future deployment of low‑emissions technologies.
This next phase of decarbonisation is expected to rely on more capital‑intensive technologies with higher marginal abatement costs.
These initiatives are focused on our most challenging sources of operational emissions, and while outcomes remain uncertain, we continue to support their development through targeted investment and collaboration. Many of these technologies remain at pilot or demonstration stage and are not yet ready for deployment at
industrial scale. As these solutions develop, we will continue to consider their commercial viability ahead of any future adoption.
We are progressing a range of pilot and demonstration projects, working in partnership with original equipment manufacturers
(OEMs), governments and research organisations. In aluminium, we are advancing ELYSIS™, a breakthrough technology designed to eliminate all direct greenhouse gas emissions from the smelting process. In alumina refining, we are piloting hydrogen‑based process heat through the Yarwun Hydrogen Calcination Pilot in
Queensland. If successful, this could replace natural gas with green hydrogen. We are also undertaking fleet electrification trials across parts of our operations.
Our capital allocation and guidance for decarbonisation has been revised to reflect the technical maturity, feasibility, and progress of projects to date. Investment continues to prioritise options with a credible pathway to scale, while supporting targeted pilot and demonstration activities to develop future abatement solutions.
However, these breakthroughs may not all turn out to be scalable and competitively deployable. Given the uncertain timing of suitable, proven and commercial-scale technology, our roadmap to 2050
allows for future opportunities to be defined post-2040.
Group decarbonisation pathway1, 2
(Mt CO2e, adjusted equity basis)

●	Electricity	●	Diesel	●	Processing	●	Land management	●	Nature-based solutions	●	Organic growth without decarbonisation[3]
1.Totals shown represent 2018 baseline emissions, adjusted in 2025 to reflect QAL participation changes due to tolling arrangements (80% to 100%), as well as other equity share changes and acquisitions.
2.The net zero Pathway is contingent on individual project investment decisions as well as obtaining necessary government and regulatory approvals.
3.Baseline emissions extended post-2040 using assumed asset life extensions.
4.Represents net emissions reduction vs 2018 baseline.
Carbon removals
By 2050, small sources of hard-to-abate emissions may remain, and we will therefore rely on some carbon removals to achieve net zero.
This may be through natural or technological removals and storage.
In the short to medium term, we are investing in high-integrity nature-based solutions in the regions where we operate, and will voluntarily retire carbon credits to complement other decarbonisation investments. In the medium to long term, technological removals may offer a more permanent solution to any remaining emissions from fossil fuel consumption. We are also exploring the potential of carbon capture and mineralisation technologies.
In early 2025, we signed a partnership agreement with Hydro
(Norway) to identify and evaluate carbon capture technologies for future implementation in the aluminium smelting process.
Separately, in partnership with Carbfix, we are exploring a pilot project to capture carbon dioxide (CO₂) from the atmosphere
and convert it to solid minerals before storing it underground at our
ISAL smelter using their technology. The project is in its early stages and would involve binding up to 200 tonnes of CO₂ over
a 12-month period, with system delivery targeted for early 2027.
If successful, the project could pave the way for further trials to capture and store emissions from the aluminium plant itself. Carbfix’s process converts CO₂ into solid minerals in volcanic rock, providing a safe and permanent storage solution.
This initiative represents an important step toward developing innovative approaches to reduce emissions and support long-term climate goals.

Annual Report on Form 20-F 2025	58	riotinto.com
Strategic report | Our approach to sustainability | Climate
Capital allocation and investment framework
Group capital allocation
In the medium term, we will invest up to $10 billion (in real terms)
annually in sustaining, replacement and growth capital to ensure the continued supply of materials, including those that are essential to the energy transition. This investment underpins our commitment to meeting growing demand for critical resources while maintaining operational resilience and long-term value creation.
Decarbonisation capital allocation
Our decarbonisation investment is derived from the Group’s capital allocation framework and aligned to our 2030 Scope 1 and 2
emissions targets.
Decarbonisation investment decisions are made under a dedicated evaluation framework which considers the impact of the investment on shareholder value, asset cost base, level of emissions
abatement, maturity of technology and delivery risk, competitiveness of the investment as per the marginal abatement cost curve
(MACC), external benchmarks, policy context, and alternative options on the pathway to net zero. Projects are also assessed against our approach to a just transition, with the impact on employees, local communities and industry considered. Governance of decarbonisation investments depends on the nature and size of the project and is consistent with our broader investment decision-
making approach.
We expect pre-2030 abatement projects predominantly to be
delivered through low-capital solutions and proven technologies, while post-2030 abatement projects are generally characterised as high-cost, capital-intensive projects that require technological breakthroughs.
Our total decarbonisation spend1 for 2025 was $612 million (2024:
$589 million). This included capital expenditure, investments and carbon credits of $182 million (2024: $283 million), and operational expenditure of $430 million (2024: $306 million).
Capital and operational expenses: Scope 1 and 2 project
spend and carbon credits
$ million

●	Processing minerals and metals
●	Renewable electricity
●	Diesel transition
●	Nature-based solutions and carbon credits
●	Other
Note: The above does not represent total decarbonisation spend, as it reflects only costs related to Scope 1 and 2 project spend and carbon credits. Team costs, investments and
Scope 3 expenditures are excluded. Additionally, 2024 decarbonisation spend, as presented in the graph above, has been revised to include additional relevant decarbonisation‑related costs.
2030 decarbonisation spend and capital guidance
We have a pathway to deliver on our 2030 decarbonisation targets, supported by low-capital solutions. Our current pipeline indicates that <10% of our required abatement to 2030 will require capital expenditure.
Our updated capital expenditure forecast is now $1-2 billion to 2030, a reduction from the previously issued range of $5–6 billion. This includes $0.6 billion in the period 2025-2027. The guidance includes voluntary carbon credits and investment in nature-based solutions projects but excludes the cost of carbon credits purchased for compliance purposes.
In addition to leveraging commercially available solutions, the reduction reflects the slower pace of commercially viable technology development in the hard-to-abate sector, with low-emissions
technologies globally taking longer to mature than anticipated.
Before large-scale deployment, these solutions must demonstrate both technical performance and commercial viability. While we have made progress through trials and development such as
BlueSmelting™, hydrogen calcination, ELYSIS™, Évolys™, and
battery electric haul trucks, current efforts remain focused on proving feasibility ahead of progressing industrial-scale
implementation.
We will invest wisely when technology is available to support the scale of our business. As a result, major capital investment initially expected by
2030 for ELYSIS™, alumina process heat electrification, and self-
generated renewable diesel expansion initiatives will be considered post-2030 when technology is available and can be commercially deployed. We remain committed to long-term emissions reductions and supporting solutions which can deliver large-scale, industrial investment and deployment.
This refined approach supports our near-term targets while
preserving optionality for longer-term technological breakthroughs. It also aligns with our Group strategy of focused capital deployment –
balancing stakeholder expectations, emissions reduction, capital efficiency, and commercial viability.
Path to 2030 and beyond
While the feasibility of converting pilot projects in hard-to-abate sectors to full-scale implementation will need to be considered and aligned to the strategic needs of the Group, we recognise the importance of transformational projects and their contribution to decarbonising our operations. Although certain projects are
generally expected to contribute to post-2030 abatement, research and development spend continues to be factored into our capital guidance and we will continue to assess the viability and possibility of low-emissions technologies.
Our strategy remains focused on delivering a net zero pathway that manages exposure to volatile fossil fuel prices, supports
long-term energy security, maintains optionality and mitigates the cost impact of current and potential future carbon pricing.

Decarbonisation through partnerships
While our capital allocation framework underpins the
decarbonisation of our portfolio, direct capital expenditure does not necessarily correlate with emissions abatement.
Our strategy leverages partnerships with energy developers,
enabling a low-capex pathway through long-term PPAs. These
commitments are expected to underwrite up to $8.5 billion in competitive greenfield energy projects, subject to final
approvals and successful delivery.
Delivering on our decarbonisation ambitions requires more than investment; it requires collaboration with governments, industry bodies and policy makers to ensure enabling pathways are
available.
A key example is repowering our Pacific Aluminium Operations, where securing a commercially viable future for BSL still
requires support from state and federal governments. We are
continuing to actively engage with both, including on initiatives such as the A$2 billion Green Aluminium Production Credit
scheme announced in January 2025.

1.Decarbonisation spend refers to the total cost of delivering our global decarbonisation projects, nature-based solutions, and select Scope 3 activities. Expenditure must be incurred for decarbonisation purposes and can be either capital or operating in nature, based on financial accounting principles (whereas capital expenditure guidance relates to capital investment only). It includes costs related to the purchase of offsets, renewable energy certificates, decarbonisation team costs and external decarbonisation investments.
Decarbonisation spend forms a key component of our strategy for managing climate change-
related transition risks and opportunities.

Annual Report on Form 20-F 2025	59	riotinto.com
Strategic report | Our approach to sustainability | Climate
2025 Climate Action Plan update
We continue to implement our CAP, progressing toward our 2030 target and 2050 net-zero ambition across our operations.
This section provides an overview of 3 key areas: our achievements to date, the challenges we face, and our path forward as we continue to accelerate decarbonisation across our portfolio.
Our Global Decarbonisation Programs (GDPs) target all sources of carbon emissions in our business.
These programs are complemented by investment in nature-based solutions and the purchase of high-quality carbon credits.
We recognise that technical challenges, infrastructure constraints, and the need to balance ambition with transitioning in a fair and equitable way may cause delays. Success also depends on
supportive policy and regulatory frameworks that accelerate
progress toward shared net zero goals. Trials of low-emissions technologies are complex and costly, and scaling them requires incentives, streamlined systems, and collaboration with
governments, technology partners and OEMs.
While the journey presents challenges, each step provides valuable lessons that strengthen our approach. We continue to apply these learnings across our portfolio and remain focused on reducing emissions, creating value, and delivering regional benefits –
ensuring our transition supports strong, resilient communities.

2025 performance and key achievements

Jinbi PPA: An agreement to secure energy from a 75 MW solar
farm, being developed by Yindjibarndi Energy Corporation, through the Jinbi PPA, has now been finalised. With first power expected in
2028, this project represents a new way of working for our Pilbara grid and is a landmark partnership with Traditional Owners. Located on a greenfield site within Yindjibarndi Native Title Determination
Areas, the project includes a 75 MW solar array with the potential to incorporate battery energy storage systems (BESS). Subject to state agreement and joint venture partner approvals, Jinbi will connect directly to our existing transmission infrastructure, providing renewable power to support our operations. This is an important step toward integrating large-scale renewables into our network and strengthening relationships with communities.
BSL repowering: We have continued the progress of procuring
renewable energy and storage projects to supply power to BSL beyond 2029. Finalisation of the repowering solution requires further renewable energy and storage procurement, agreement with BSL joint venture participants as to the future operating arrangements, and conclusion of support arrangements with the Queensland and
Australian Governments.
In February 2025, we executed 2 hybrid services agreements with Edify
Energy for the Smoky Creek and Guthrie’s Gap Solar Power Stations.
Together, these will form a 600 MW solar farm paired with a 2,400 MWh
BESS. Under the agreements, we will purchase 90% of the electricity and battery storage capacity generated by the projects over a 20-year term. Combined with the 2.2 GW of renewable energy PPAs announced in 2024, we have contracted a total of 2.7 GW of future renewable energy capacity in Queensland. Currently, all contracted projects remain in project feasibility study phases, and we continue to monitor them as they progress towards final investment decisions and financial close.
There are risks to project schedule for some projects in the renewables portfolio, which could have implications for our ability to achieve our repowering objectives ahead of 2030. Once operational, the contracted projects could supply approximately 80% of BSL’s annual average electricity demand, enabling a projected 70% reduction in BSL’s Scope
1 and 2 emissions.
Following the announcement of initial support arrangements with the
Queensland Government in 2024, and the Australian Government’s
announcement of the Green Aluminium Production Credit scheme, we have continued to work collaboratively with the Queensland and
Australian Governments to realise and conclude these support arrangements, where discussions are progressing but are finely balanced.
Tomago repowering: In December 2025 we announced that Tomago was engaging with the federal and New South Wales governments to support the provision of an internationally competitive energy supply for the smelter. The details of these arrangements remain under
consideration and will be finalised if and when binding agreements are executed. The ultimate implications for the smelter, including the timing of any transition, its future emissions profile and the ability to achieve our
PacOps repowering objectives ahead of 2030 remain subject to these discussions.
Oyu Tolgoi battery swap: We started our first trial of battery swap electric haul trucks in surface mining at the Oyu Tolgoi copper mine in Mongolia, in partnership with China’s State Power Investment
Corporation (SPIC) Qiyuan. The trial includes eight 91-tonne trucks supported by 13 high-capacity 800 kWh batteries, a battery
swapping station, static charger and charging infrastructure.
Following successful Factory Acceptance Testing and
commissioning in October, the trucks will now be used for tailings storage facility construction and topsoil transportation tasks, providing us with hands-on experience operating and maintaining a complete battery electric truck and swap charging system. This marks a significant step in enabling a reduction in emissions from haulage, one of Rio Tinto’s largest sources of Scope 1 and 2 emissions, while gaining operational insights into battery electric systems. The swap technology enables battery replacement in
under 7 minutes, minimising downtime and enhancing efficiency.
The trial will run through 2026 and inform broader adoption across our global fleet, particularly among the 100 small- to medium-class haul trucks (100-200 tonne payload).
Évolys™: We completed the construction and commissioning of
Évolys™, our joint venture with Aymium to produce biocarbon from biomass residues. The project will assist in reducing emissions in ilmenite smelting by replacing anthracite with a sustainable alternative. Operational readiness activities are in progress and the site is now prepared for full-scale production. Évolys™ strengthens our ability to decarbonise critical minerals processing and
demonstrates how innovation and partnerships can deliver low-
carbon solutions for hard-to-abate processes. The focus is now on diversifying biocarbon customers to unlock potential development for expansion.

Annual Report on Form 20-F 2025	60	riotinto.com
Strategic report | Our approach to sustainability | Climate

Yarwun Hydrogen Calcination: Construction and
commissioning of the Yarwun Hydrogen Calcination
Pilot have now commenced, marking an important
milestone in our efforts to decarbonise alumina
refining. Through our partnership with Sumitomo
Corporation and the Australian Government
(through the Australian Renewable Energy Agency
(ARENA), and Central Queensland Hydrogen hub),
we have constructed a 2.5 MW electrolyser and
have retrofitted one of Yarwun’s 4 calciners to
operate with a hydrogen burner. The pilot is
demonstrating the viability of using hydrogen in the
calcination process and is an important step toward
reducing emissions in one of the most energy-
intensive stages of alumina production. Commercial
deployment at scale will depend on the availability
of low-cost renewable hydrogen. If successful, this
project could pave the way for broader global
adoption of hydrogen-based calcination technology.

Continued progress towards our 2030 targets
Renewables: Meaningful progress was achieved across our
renewable energy portfolio in 2025. At Richards Bay Minerals
(RBM), construction commenced in July on the 230 MW Overberg wind project. The 130 MW Bolobedu solar project was completed in
October and is now pending grid connection. In the US, commercial operations were achieved in October for the 78.5 MW Monte Cristo wind project, alongside the execution of an additional 179 MW wind
PPA. At Kennecott, the second phase of solar development, adding
25 MW of capacity, was completed, with commercial operations commencing in December.
We continue to advance structural solutions for long-term emissions reduction at other key sites. At Simandou, we are evaluating PPA and financing options as alternatives to direct capital investment, which will apply to solar installations at multiple scales, including rooftop systems, mine-site arrays, and a larger port-based facility.
At Winu, wind resource monitoring is underway following the
installation of a meteorological mast in September, supporting the development of one of Australia’s largest off-grid hybrid renewable power solutions. The development remains subject to full Winu project approval (project currently in feasibility stage). Preparations for a PPA are progressing to support the Kangwinan mine expansion at Amrun, currently in feasibility stage. At Oyu Tolgoi, a 20-year PPA for a 150 MW wind farm and a 100 MWh BESS is advancing, with the project working through permitting and approval of the
construction licence in late 2025.
Anodes: ELYSIS™ is a breakthrough aluminium smelting
technology that eliminates carbon anodes and removes direct
greenhouse gas emissions from the smelting process. While scaling this innovation presents typical challenges for major technology changes, we continue to make progress with our partners.
The ELYSIS™ joint venture (JV) achieved a key milestone with more than one year of inert anode life in testing at the 100 kA cell in
Arvida, which included production of aluminium at P1020 standards and validating its industrial performance. In late 2025, the ELYSIS™
JV started up the first industrial-scale 450 kA cell at Alma, representing a major milestone in the company’s transition from research and development to full-scale commercialisation.
In parallel, we are progressing the implementation of the first
ELYSIS™ demonstration plant by deploying an initial 7 new 100 kA cells in a separate site under construction at Arvida. First hot metal is expected in 2027.
We are also working with ELYSIS™ and Alcoa on different options and partnerships to de-risk the electrode supply chain and support the deployment of inert anode solutions in the future.
While progress on the ELYSIS™ demonstration plant continues to be made, the commercial viability of the project will still need to be assessed prior to deploying the technology at industrial scale.
Yarwun TES: Work continues on our Thermal Energy Storage (TES)
project at Yarwun which remains on schedule. The pre-feasibility study
(PFS) for the industrial demonstration project to produce electric steam was completed in 2025 and the project is progressing towards feasibility study (FS) in 2026. This initiative will enable us to store excess renewable energy as heat and reduce reliance on coal, lowering emissions and improving energy resilience at Yarwun.
Following successful initial site trials with biopellets and a request-
for-proposals market process, we are progressing several
partnership opportunities for biopellet offtake agreements for both
Yarwun and QAL.
QAL double digestion: The feasibility study is now well underway and progressing to schedule. A trial utilising a new heat exchanger has seen promising initial results. Innovative design options to simplify and optimise the flowsheet have also been identified. The order of magnitude study, to recover waste heat from the process, is in progress and options are being explored to upgrade this.
The project is expected to commence pre-feasibility in 2026.
Nature-based solutions: A vital part of our climate strategy, nature-
based solutions complement structural abatement while delivering benefits for people, nature and climate. These projects help protect and restore ecosystems, support sustainable livelihoods and
generate high-quality carbon credits, reinforcing our commitment to a just and inclusive transition.
In 2025, we made strong progress on nature-based solutions,
having enabled more than 500,000 hectares of high-integrity
projects. Key achievements include surpassing cookstove
distribution targets in Madagascar, advancing clean cooking and reforestation initiatives in Guinea, and progressing grasslands management scale-up in Argentina and a sustainable landscapes project in South Africa. We also expanded our environmental
planting (EP) ACCU pipeline with support for new projects in
Western Australia and a foundation offtaker role in the new Meldora platform in Central Queensland. The Cooplacurripa EP project in
New South Wales, developed by the Silva Carbon Origination Fund in which we are a foundation investor, was registered as the first ever project under Australia’s Nature Repair Market.
In Q4, we launched a review of our portfolio to reflect our changing operating context and the Rio Tinto Iron & Titanium strategic review, which encompasses operations in Madagascar and South Africa. The outcome of the strategic review will be a determining factor in our future investment decisions in these regions. We continue to apply our due diligence process to all projects. For more information see
riotinto.com/naturesolutions

Annual Report on Form 20-F 2025	61	riotinto.com
Strategic report | Our approach to sustainability | Climate
Challenges faced and lessons learnt

BlueSmelting™: The BlueSmelting™ demonstration plant was developed to test the viability of pre-reduction technology aimed at reducing carbon emissions from ilmenite processing. The project forms part of our broader efforts to explore lower-carbon pathways for titanium dioxide production.
The trial program continued into 2025 and is scheduled to phase out by mid-2026, subsequent to a final iron metallisation assessment. The program provided valuable technical insights, confirming the compatibility with existing industrial processes and delivering improvements in furnace productivity, efficiency and operational flexibility. The trial has shown that industrial-scale deployment would require significant capital investment that is not yet commercially viable. We will continue monitoring conditions that could support broader deployment over time.

Battery electric haul truck (BEHT) trials: We began a BEHT trial in
2025 in collaboration with BHP, working with haul truck manufacturer
Caterpillar, and a similar trial is anticipated with Komatsu, in the
Pilbara region.
The trials are focused on collecting data on battery performance, charging systems, and overall productivity in Pilbara conditions.
The BEHT and associated equipment trials are a technically complex program, involving site integration and ensuring safety and compliance with regulatory requirements for battery electric equipment in Australia.
Caterpillar and Komatsu are continuing to adapt their designs to ensure they are technically, commercially and operationally mature, and the strong collaboration on technology development and learning continues.
Safe, reliable, and adaptable charging infrastructure is also critical to the success of this work and is being progressed in parallel.
Caterpillar BEHT trials began in 2025, while Komatsu’s program has almost reached design maturity and is targeting trial commencement from 2029. The updated timeframe for trial of Komatsu's BEHT reflects the importance of technology readiness and Rio Tinto's increasing threshold for appropriate readiness and testing ahead of investment approvals.
Pilbara renewables: We continue to pursue solar energy projects to reduce gas consumption. However, deploying value-accretive
renewables at scale presents significant and complex challenges, resulting in a slower deployment schedule than expected.
The Gudai Darri Solar PV farm is operating at nameplate capacity, with the Jinbi Solar Farm expected to start construction in 2026 and achieve its commercial operating date (COD) in 2028. Karratha solar farm studies are continuing, some schedule delays have been
experienced as geotechnical and other project factors are evaluated.
These projects represent important steps forward, but the broader pathway will require careful sequencing and leveraging technology improvements to enhance value, reduce capital intensity, and ensure a reliable and safe grid integration. Specifically, grid connection and commissioning in the Pilbara has become more complex under the newer staged access/compliance regime, requiring deeper independent
ISO/regulatory scrutiny and multi-party technical due diligence. The permitting and approvals process requires a rigorous, collaborative and in-depth engagement, translating into an appropriate timeline to engage with Traditional Owners and partners to ensure developments are delivered responsibly.
Our approach prioritises flexibility and risk management while maintaining the ability to accelerate deployment as conditions evolve.

Self-generated renewable diesel: We have invested in establishing the foundations for our own biofuel supply, beginning with the early development of our Pongamia program. The pilot project has purchased approximately 2,500 ha of land and completed the first
100,000 plantings of Pongamia across properties in the Burdekin region of Queensland. This marks a key milestone in our research and development efforts to stimulate Australia’s low-carbon liquid fuel industry. The initiative aims to support a pathway to cost-competitive production of sustainable fuels.
Future expansion beyond the 2,500 ha remains uncertain due to high commercial costs, the need for strategic partnerships to reduce capital requirements, and unclear policy settings in Australia. Government support, industry alignment, and shared investment will be critical to enable any potential scale-up to meet our requirements. This may include value chain partnerships, targeted supply-side incentives, infrastructure investment and sustainability frameworks.

Action to reduce our emissions
The 3 main areas of our abatement work are: developing renewable electricity solutions at our Pacific Aluminium Operations and other assets that rely on gas or coal-based power; transitioning away from diesel in trucks, trains and mobile equipment; and tackling hard-to-abate emissions from processing minerals and metals. Additionally, we are developing and investing in nature-based solutions projects.

Progress in 2025	Action in 2026
Renewable electricity
Repowering Pacific Aluminium Operations
•Executed agreements with Edify Energy for Smoky Creek and Guthrie’s Gap Solar Power
Stations (600 MW solar, 2,400 MWh BESS with 90% Rio Tinto offtake).
•Progressed further procurement of renewable energy and storage projects.
•Progressed engagement with state and federal governments to secure support agreements for BSL.
•Announcement from state and federal governments to explore energy pathway for
Tomago beyond 2028.

•Complete remaining renewable energy sourcing,
support energy projects progression to financial
close, and develop market operations capability to
support operationalisation at BSL. Finalise support
arrangements with State and Federal governments.
•Progress QAL options review to repower existing load
with renewable energy.
•Continue Tomago discussions.

Annual Report on Form 20-F 2025	62	riotinto.com
Strategic report | Our approach to sustainability | Climate

Progress in 2025	Action in 2026
Other renewable electricity developments
•Commissioning was successfully completed at Gove (10 MW) in November, while Amrun
(22 MW) has experienced some delays and will now achieve commercial operations in 2026.
•Construction completed and commercial operations achieved at Kennecott solar phase 2 (25
MW) in December 2025.
•Construction completed at QIT Madagascar Minerals (QMM) wind facility (16 MW) with commercial operations expected in 2026.
•Construction commenced at Richards Bay Minerals (RBM) Overberg wind PPA (230 MW).
•Completed construction at the RBM Bolobedu solar project (130 MW), grid connection now pending.
•Executed the Jinbi solar (75 MW) agreement with Yindjibarndi Energy Corporation.
•Karratha solar (80 MW) approval deferred to 2026.
•Commercial operations achieved for the Monte Cristo VPPA (78.5 MW) wind project with an additional 179 MW wind PPA executed.
•Secured 100 MW of renewable energy at Resolution Copper through a Green Tariff agreement with local utility Salt River Project. Delivery scheduled to begin in mid-2028.

•Begin feasibility study to support the construction of a
10 MW onsite solar farm at Simandou.
•Execute the 150 MW Oyu Tolgoi wind PPA and a BESS.
•Commercial operations set to begin at the 140 MW
RBM Khangela wind farm.
•Commercial operations set to begin at
RBM Bolobedu.
•Received notice to proceed for the 56 MW Winu
hybrid PPA.
•Begin construction on a 179 MW wind VPPA.
•Begin construction on the 75 MW Jinbi Solar farm.

Diesel transition
•BEHT: In the Pilbara, Caterpillar trials started at Jimblebar.
•Oyu Tolgoi: Battery swap truck trial initiated with full system commissioning on site.
•Pongamia: Development progressed in Queensland, with the first 100,000 plantings.

•BEHT: Progress Caterpillar trial at Jimblebar (two
CAT 793 BEHT), finalise Komatsu BEHT design,
validation and commercialisation planning, and
collaborate on the broader program activities required
to support a pilot commencing from 2029.
•Oyu Tolgoi: Full battery equipment and system testing
and validation of 8 battery electric trucks, battery
swapping station, static charger and associated
infrastructure.
•Pongamia: Continue initial farm operations, including
research and development, and planting across the
2,500 ha properties.

Processing minerals and metals
Aluminium anodes
•Arvida: Achieved record-breaking longevity for a 100 kA ELYSIS™ cell, while advancing site works, infrastructure and construction for the additional 10 ELYSIS™ cells.
•Alma: Launched the industrial-scale (450 kA) ELYSIS™ cell #1.

•Arvida: Continue to operate 100 kA cell.
•Arvida: Finalise the implementation of the first 7 cells
and begin commissioning and start-up with first hot
metal expected in 2027.
•Alma: Launch the industrial-scale (450 kA) cell #2
and cell #3.

Alumina processing
•QAL (double digestion): Feasibility study progressing, heater trial progressing and transport study underway.
•Yarwun (hydrogen calcination): Commissioning activities have commenced and will continue through early 2026 with hydrogen calcination trials expected to commence at the start of 2026.
•Vaudreuil (electric boiler): Site preparation work has begun.
•Vaudreuil (electric calcination): Pilot commissioning and pre-tests are underway.

•QAL (double digestion): Complete feasibility study
and commence detailed engineering plan.
•Yarwun (hydrogen calcination): Execute trial program.
•Yarwun (TES): Complete feasibility study.
•Gladstone biofuels: Finalise initial supply contract for
supply to begin in 2027/28.
•Vaudreuil (electric boiler): Construction will continue
through 2026 with commissioning planned for 2027.
•Vaudreuil (electric calcination): Preparatory work for
the industrial-scale demonstration, following piloting
results, is scheduled to begin.

Minerals processing
•Évolys™: Completed construction and commissioning, with readiness activities in progress.
•BlueSmelting™: Conversion of the plant to enable iron metallisation is complete, with commissioning activities well advanced.
•Iron Ore Company of Canada (IOC) electric boiler: Installation and commissioning complete;
40 MW unit now operational.

•Évolys™: Industrial ramp-up to maximise biocarbon
replacement at Rio Tinto Iron and Titanium Quebec
Operations/RBM and developing alternate customers.
•Évolys™: Develop phase 2 business case to lower
production costs and expand the product portfolio.
•BlueSmelting™: Complete the final iron metallisation
assessment and prepare the phase-out of
BlueSmelting™.

Nature-based solutions
•Clean cooking pilots listed on registries: 120,000 cookstoves distributed in Madagascar. User
Acceptance Testing completed in Guinea.
•Reforestation pilots: initiated investment in 2 Guinea projects. Pilot in Madagascar completed.
•Guinea agroforestry project: feasibility study completed.
•Verified Emissions Reduction Purchase Agreement (VERPA) signed for Makira Natural Park
REDD+[1] Project in Madagascar.
•South Africa feasibility study completed. Project Design Document finalised for KwaZulu-Natal
(KZN) Sustainable Landscapes Program. Enabled stakeholder engagement for expanded World
Heritage site in KZN. Funded initiation of co-management agreement between Ezemvelo KZN
Wildlife and Peace Parks Foundation.
•Argentina sustainable grasslands project: offtake agreement secured, complementing 2025 investment in conservation and soil carbon research.
•Australia environmental planting ACCU pipeline: market review completed and new offtake agreements secured.

•Conclusion of Madagascar clean cooking pilot[2].
•Distribute cookstoves for Guinea clean cooking pilot.
•Progress Guinea blue carbon mangrove protection
and restoration project.
•Progress Guinea community reforestation project.
•Scale-up Australia environmental planting projects.

1.United Nations Climate Change: ‘REDD’ stands for ‘Reducing emissions from deforestation and forest degradation in developing countries. The ‘+’ stands for additional forest-related activities that protect the climate, namely sustainable management of forests and the conservation and enhancement of forest carbon stocks.
2.Further investment decision subject to outcome of RTIT strategic review.

Annual Report on Form 20-F 2025	63	riotinto.com
Strategic report | Our approach to sustainability | Climate
Operational decarbonisation project tracker

2020
2025
2030
1 Jan
2021
2022
2023
2024
2026
2027
2028
2029
Renewable electricity
Gladstone
Renewable projects development and construction
Gladstone Power Station potential closure
Repowering Pacific Aluminium Operations
Tomago
Tender to market
Announcement from state and federal governments to explore energy pathway for Tomago
Commence construction US wind VPPAs Phase 2 & 3
Gove solar COD
Weipa PPA commissioned
Kennecott solar build, own, operate commissioned
Bolobedu solar COD
Commence construction US wind VPPAs Phase 1
Khangela wind COD
Overberg wind COD
Rest of world
Diavik solar commissioned
Oyu Tolgoi PPA 1 – COD
Other renewable developments
Pilbara
Commission Gudai-Darri solar
Commence construction Jinbi solar PPA
Aiming for >90% renewable power by 2030
Diesel transition
Oyu Tolgoi battery swapping trial
Potential operation integration work
Zero carbon fleet
Fleet electrification
Partnership with BHP announced
Komatsu trial commences
Caterpillar trials commenced
Introduced RD at Boron
Pongamia land purchase
Renewable diesel (RD) fuel
Introduced RD at Kennecott
Pongamia planting
Continue farm operations, research and development, and planting across the properties
Processing minerals and metals
QAL double digestion Unit 3 FS
Start construction of electric boiler at Vaudreuil
Commence TES FS
Energy management
QAL double digestion PFS
Electric boiler operational
Alumina refining
Potential industrial-scale expansion
Hydrogen calcination
Yarwun H₂ pilot plant construction
Yarwun H₂ pilot plant operation
Yarwun TES PFS commenced
Alma: start-up of a 450 kA inert anode cell (EL2)
ELYSIS™ smelting
Support the deployment of inert anode solutions in the future
Arvida: first aluminium produced with inert anodes using 1 x 100 kA cell
Arvida: first hot metal from the 7 x 100 kA cells
Commissioning of 40 MW electric boiler at IOC
Évolys™ full operation
BlueSmelting™ trial program successfully completed
Minerals processing
Diversifying biocarbon customers to unlock potential development for expansion
Commence construction of BlueSmelting™ pilot
Successful 10% biocarbon replacement trial at RBM
Successful 5% biocarbon replacement trial at RTIT Quebec
Évolys™ JV formed
Nature-based solutions
Makira project credits issuance
Argentina project credits issuance
Start Madagascar clean cooking and reforestation pilots
Environmental planting ACCU issuance
Tackling deforestation and degradation
Restoration and reforestation
Start Guinea clean cookstoves project
Milestone
Project delay
On hold/under review
Range

Milestones post-2025 are indicative, based on current goals and plans, subject to investment decisions and so they may change. There is increasing uncertainty further into the future.

Annual Report on Form 20-F 2025	64	riotinto.com
Strategic report | Our approach to sustainability | Climate
Scope 3 emissions: Partner to decarbonise our value chains
In 2025, our Scope 3 emissions were 575.7 Mt CO2e (equity basis), approximately 18 times higher than our Scope 1 and 2 emissions.
This is higher by 5.9 Mt CO2e compared to a restated 2024 number of 569.8 Mt CO2e (equity basis).
The majority of these emissions (95%) stem from our customers processing our products, particularly iron ore (69%) and bauxite and alumina (23%).
Emissions related to iron ore processing were 398.5 Mt CO2e in
2025, compared to 395.9 Mt CO2e in 2024. Emissions related to bauxite and alumina processing increased from 134 Mt CO2e in
2024 to 135.2 Mt CO2e in 2025 due to increases in bauxite and alumina sales.
Many of our customers have set public targets for their Scope 1 and
2 emissions (our Scope 3). About 54%1 of our steel-producing customers by direct iron ore sales volume have set public targets to reach net zero or carbon neutrality by 2050. Meanwhile, nearly
40%1 of our bauxite sales are to customers with net zero emissions targets, though only 22% of customers are aiming for net zero by 2050.
As things stand today, our analysis of our customers’ targets and their governments’ commitments to reduce their emissions shows a trajectory for those processing emissions to approach net zero or carbon neutrality by around 2060. This is driven in large part by
China (80% of Scope 3 emissions), which has pledged to be carbon neutral by 2060. Approximately 20% of our emissions come from countries such as South Korea and Japan, which have pledged to be net zero by 2050.
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
We have set near-term, action-oriented, and measurable targets in the areas where we believe we have agency and can support
meaningful change. We take accountability and track our progress on individual projects and partnerships, and stay deeply connected across the value chain, ensuring we are up to date on developments and maintaining ambitious decarbonisation goals.
1.This figure is dependent on our sales mix, so is not comparable year-on-year.
2025 Scope 3 emissions
575.7 Mt CO2e
(2024: 569.8 Mt CO2e)

0.4% – DRI
7% – Coke production
9% – Steel converter
20% – Sinter plant
63% – Blast furnace

398.5	135.2	12. 2	10	19.1	0.7

Other customer processing	57% – Chartered vessels

44% – Raw materials / high emission goods

67% – Smelting electricity
2% – Refining electricity
18% – Smelting anodes & other
13% – Refining process heat

Iron Ore	Bauxite & Alumina processing

Other customer processing

Marine & logistics

Procurement

Business travel & waste

Annual Report on Form 20-F 2025	65	riotinto.com
Strategic report | Our approach to sustainability | Climate
Scope 3 progress
We continue advancing our climate commitments by working closely with customers, suppliers and partners to decarbonise the steel, aluminium, shipping and procurement value chains. While
challenges remain, we are making tangible progress and building the foundations for long-term transformation.
Steel value chain

Steel decarbonisation targets
•Support our customers’ ambitions to reduce their carbon
emissions from blast furnace–basic oxygen furnace (BF-
BOF) process by 20–30% by 2035.¹
•Reduce our net Scope 3 emissions from IOC high-grade ores
by 50% by 2035, relative to 2022.²
•Commission a shaft furnace – direct reduced iron (DRI) +
electric smelting furnace (ESF) pilot plant by 2028 (revised from 2026), in partnership with a steelmaker.
•Finalise study on a beneficiation pilot plant in the Pilbara by 2026.

The steel industry overall accounts for approximately 8% of global carbon emissions. As one of the world’s largest iron ore producers, we have a key role to play in decarbonising the steel value chain. In
2025, we spent $65m on steel decarbonisation initiatives.
Our approach is defined by 3 pathways:
1. Existing pathways (blast furnace optimisation): We’re working with our customers to help reduce their carbon emissions from the current blast furnace. Examples of our initiatives include optimising blast furnace burden (eg using more pellets and lump), and carbon capture, utilisation and storage.
2. Emerging pathways: We’re supporting early development of
emerging low-carbon DRI projects that use high-grade iron ores, such as those we produce from IOC and Simandou.
3. Future pathways: While low-carbon DRI technology is established for high grade ores, there is currently no economic low-carbon iron and steelmaking technology for low- and medium-grade ores, such as those from the Pilbara. We are supporting the development of technology for these ores, with a focus on:
•beneficiating our ores to remove impurities before ironmaking
•pelletising our ores to improve their suitability to proven shaft furnace technology
•developing fines-based fluid bed technology, which may be a suitable process for our fines products, removing the need to pelletise or sinter
•developing ESF technology, which is required for all pathways for low-medium grade ores as a second stage of ironmaking.
In 2025, the NeoSmeltTM ESF pilot entered feasibility stage, supported by
~A$19.8 million in federal funding from the Australian Government.
The NeoSmelt joint venture, which was initially a partnership between
Rio Tinto, BlueScope and BHP, was also joined by Woodside and Mitsui
Iron Ore Development. Given the research and development nature of the project, the exact timeline is uncertain, however, commissioning of the shaft furnace and ESF is expected to begin in 2028.
The BioIronTM pilot plant work, and associated commissioning target, has been paused due to technical and design challenges often associated with early-stage innovation. We remain committed to the long-term potential of BioIronTM technology, with research and development continuing in partnership with the University of Nottingham and sustainable technology company, Metso. Significant progress has been made in understanding how materials perform under high
temperatures in the BioIronTM microwave furnace. However, the current furnace design requires additional development to minimise technical risks and optimise performance. This pause will allow the team to address these challenges and refine our approach.
1.The support will be in the form of direct technical support and co-developing technology solutions.
2.Subject to funding approval and technical feasibility.
Steel decarbonisation projects tracker

Programs
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
Blast furnace optimisation
Baowu climate change collaboration (CCC)
Shougang collaboration on low-carbon solutions
Shougang low-carbon sintering demo plant commissioned
Baowu Meishan lump drying pilot plant initiated
Baowu Meishan lump drying plant commissioned
Shougang large-scale carbon capture and utilisation facility target commissioning
High-grade ore
Stegra multi-year supply for Stegra low-carbon iron & steel plant in Sweden
Stegra target operationalisation
GravitHy collaboration for ultra low CO₂ hot briquetted iron plant in France
Target GravitHy operationalisation
Beneficiation
Beneficiation project kicked off
Finalise study on beneficiation pilot plant in the Pilbara
Industrial-scale trials to produce high-grade ores from Pilbara Blend
Agglomeration shaft furnace
Nippon Steel decarbonisation collaboration
Baowu CCC phase II MoU
Pelletising industrial trials completed with up to 50% Pilbara Blend fines (PBF)
POSCO decarbonisation collaboration
GreenIron decarbonisation collaboration
Baowu shaft furnace direct reduction trials using PBF-based pellets
Fluid bed
Hy4Smelt collaboration to develop industrial-scale prototype
Hy4Smelt plant target commissioning
BioIron™
Early stage BioIron research (since ~2014)
Next-scale pilot plant project approved
Technology proven in small-scale pilot plant (SSPP)
Pilot plant paused to resolve design issues
Electric smelting furnace (ESF)
NeoSmelt collaboration for ESF pilot in Western Australia
ESF trials for PBF-based DRI with Baowu
Commenced feasibility study for NeoSmelt ESF pilot
Commission an ESF pilot plant with a steelmaker
Past milestones
Target future milestones

Annual Report on Form 20-F 2025	66	riotinto.com
Strategic report | Our approach to sustainability | Climate
Aluminium value chain

Alumina decarbonisation targets
•In 2025, partner with at least 2 bauxite customers with the goal of improving energy efficiency and reducing emissions, focusing on digestion improvement technology; controlling or removing
organic compounds from the refining process; and technical
options to reduce moisture content in our bauxite.

Energy efficiency is a key priority for our customers due to its direct impact on emissions. In the alumina refining process, steam is used to heat the bauxite slurry in the digestion unit to high temperatures, dissolving the alumina content. This digestion process is a crucial aspect in determining the overall energy efficiency of the refinery.
Organic control is equally important, particularly when processing
Australian bauxites. Effective management supports consistent production rates and ensures the delivery of alumina quality aligned with customer requirements.
Across the aluminium value chain, over 85% of our 135.2 Mt CO₂e
Scope 3 emissions originate from the electricity- and emissions-
intensive smelting process. Most of our product is processed in
China, where coal-fired refining and smelting are prevalent and our ability to influence the energy mix in these regions is limited.
Additionally, some bauxite sales are made through intermediaries, which restricts our direct engagement with end customers and limits our influence on decarbonisation initiatives at those refineries.
Despite these challenges, we maintain regular dialogue with our customers to understand their sustainability priorities and explore collaborative opportunities that align with our capabilities. In the short to medium term, our focus is on supporting improvements in the alumina refining process, enhancing energy efficiency and optimising the use of our bauxite.¹
In 2025, we met our partnership targets and strengthened our partnerships with bauxite customers to drive refining efficiency and reduce emissions. A milestone was the signing of a Memorandum of
Understanding with a strategic partner, establishing a platform for regular technical exchanges and collaboration across the aluminium sector. Through this partnership, we aim to optimise bauxite processing and explore decarbonisation technologies and bauxite residue reuse options.
We also supported several customer refineries in the design, construction, and commissioning of processing technologies. This included the delivery of a new low temperature digestion unit at one operation and the advancement of sweetening concept at another site scheduled for commissioning in 2026. In parallel, multiple refineries are transitioning to a co-precipitation technology with our technical support, a step change that improves the product quality and organic management.
Together, these initiatives are enabling more efficient processing of our bauxite, lowering energy intensity, and supporting our customers’
decarbonisation pathways across the alumina refining process.
Shipping

Shipping decarbonisation targets
•Reach net zero shipping by 2050 across our shipping footprint.
•Fulfil First Movers Coalition (FMC) pledge of 10% of time-
chartered fleet to be running on low-carbon fuels[2] by 2030 and progressing to 100% of time-chartered fleet by 2040[3].
•Reduce emissions intensity by 40% by 2025 (5 years ahead of the target set by the International Maritime Organization (IMO)),
and deliver 50% intensity reduction by 2030.[4]

Our Scope 3 emissions from shipping and logistics are 10 Mt CO2e.
Of this, 5.7 Mt CO2e (57%) is generated by our chartered fleet, and around 2.6 Mt CO2e (26%) comes from shipping our products,
where freight has been arranged by the purchaser.
The remaining 1.7 Mt CO2e (17%) comprises other logistics
elements such as truck, rail, container movement and other logistics related emissions. An additional 0.4 Mt CO2e of Scope 1 shipping-
related emissions is attributed to the vessels we own.
To reduce the emissions intensity of our shipping activities, we focus on energy efficiency improvements and switching to lower-carbon fuels. Against the IMO’s 2008 baseline year for emissions intensity, our 2025 performance showed a 39% improvement. This result falls
1% short of our ambition to deliver a 40% reduction by 2025, largely due to weather impacts in the Pilbara region. We continue to progress towards our 2030 target of a 50% reduction in emissions intensity.
We continue to implement energy efficiency measures, such as the incorporation of larger vessels, technical and design modifications, and speed and route optimisation. Energy-saving device
installations have progressed on our chartered vessels, building on the energy efficiency program on our owned vessels.
We also continue to progress the business case for lower-carbon fuels, including through industry initiatives such as the Western
Australia-East Asia Green Corridor, which in 2025 saw the launch of the Pilbara Clean Fuel Bunkering Hub. Regulatory frameworks
remain a critical enabler for economic fuel switching pathways, and we continue to monitor the IMO’s efforts to create an equitable decarbonisation pathway at a global level.
Procurement

Procurement decarbonisation targets
•Engage with 50 of our highest-emitting suppliers on
emissions reduction, focused on driving supplier
accountability for setting and delivering against their
decarbonisation targets.
•Implement decarbonisation evaluation criteria for new
sourcing in high-emitting categories[5].

Upstream Scope 3 emissions from procurement were 19.1 Mt CO₂e
(excluding business travel) in 2025, split between purchased fuels, goods and services. The goods and services are further divided between emissions related to operational expenditure purchases
(such as caustic, explosives, coke, pitch) of 12.8 Mt CO₂e, and capital expenditure purchases (such as machinery, electrical equipment) of 1.8 Mt CO₂e. Due to the nature of our businesses, many of our purchased inputs are from hard-to-abate sectors, such as caustic, coke, pitch and steel.
We work with more than 20,000 suppliers across complex
multi-layered supply chains. To address upstream emissions,
we are taking a systematic approach, prioritising engagement with
50 of our highest-emitting suppliers. The prioritisation of suppliers and categories followed the assessment of the sources of emissions across the Global Procurement portfolio and available abatement pathways.
In 2025, we advanced supplier engagement. Decarbonisation
criteria are embedded in our evaluation processes for new sourcing in high-emission categories, ensuring climate considerations are present in procurement decisions. This systematic approach is helping to drive accountability and align our supply chain with our net zero ambitions.
1.This is mostly via sweetening and improved digestion. In the longer term, this will be mostly through using renewable energy for the heat source, via hydrogen calcination and electric boilers.
2.Although the FMC currently employs the terminology “zero-emission” rather than “low-
carbon”, with a guiding principle of delivering a well-to-wake greenhouse gas emission reduction of 80% or more compared to fuel oil, we have updated our terminology to reflect that these fuels are unlikely to be fully net zero emissions on a life cycle basis over the coming years. While we endeavour to achieve the guiding principle proposed by the FMC, we may initially consider fuel pathways with a lesser emission reduction with consideration to factors such as supply, availability of technology and regulatory developments from the IMO.
3.Subject to the availability of technology, supply, safety standards and a reasonable price premium.
4.Relative to IMO’s 2008 baseline.
5.High emitting categories: Raw materials, explosives, global equipment.

Annual Report on Form 20-F 2025	67	riotinto.com
Strategic report | Our approach to sustainability | Climate

Progress in 2025	Action in 2026
Scope 3 emissions goals and customer engagement We are committed to partnering with customers and suppliers to help achieve their targets earlier, reaching net zero by 2050.
Steel value chain
Existing pathways
•Produced up to 50% Pilbara blend fines based pellets and completed successful industrial scale blast furnace trials with customers.
•Completed construction of a large-scale (3,000 m3/hr) blast furnace carbon capture and utilisation
(CCU) facility with Shougang.

•Continue Rio Tinto iron ore pelletising trials with
additional steelmaking customers.
•Commission the large-scale CCU facility with
Shougang.
•Finalise lump usage guidelines for broader
industry sharing.
•Continue test work with universities and steel
mills to reduce carbon emission through
optimising blast furnace burden structure.
•Conduct research and development on the
carbon hydrogen recycle furnace process.

Emerging pathways
•Commenced early-stage customer engagement for GravitHy’s 2 million tonnes per year ultra- low carbon hot briquetted iron (HBI).	•Continue support for GravitHy feasibility study, with target to operationalise by 2029.
Future pathways
•Completed beneficiation pilot plant trials, successfully producing >30 kt of high-grade material using Pilbara ores.
•Conducted Baowu shaft furnace direct reduction trials using Pilbara ore-based pellets.
•Paused construction of the BioIronTM pilot plant, due to technical and design challenges.
•Entered Joint Development Agreement with Calix to support construction of Calix’s Zero
Emissions Steel Technology (ZestyTM) demonstration plant in WA which could enable Pilbara iron ores to be used in producing steel with lower emissions.
•Entered consortium with Primetals and voestalpine to develop an industrial-scale prototype plant of Hy4Smelt, integrating fines-based fluid bed technology (HyFORTM) with an electric smelting furnace (ESF).
•Completed NeoSmeltTM pre-feasibility study and commenced feasibility study with support from the federal government.

•Finalise desktop study on a beneficiation pilot
plant in the Pilbara.
•Conduct further shaft furnace trials with
Rio Tinto Iron Ore, including pellets and lump.
•Continue BioIronTM technology development to
minimise technical risks and optimise
performance.
•Continue support for Calix’s demonstration plant
towards FID.
•Continue Hy4Smelt construction with target to
operationalise by 2027.
•Complete ESF trials for PBF based DRI with
Baowu.
•Complete NeoSmeltTM feasibility study and
target FID.

Aluminium value chain
•Planning continues for digestion technology upgrades, with cost estimates underway for key equipment.
•Commissioned a new low temperature digestion unit.
•Work is progressing with customers on precipitation system upgrades, with commissioning expected by 2026.
•The bauxite moisture reduction project was discontinued due to resource and capital constraints.
•QAL double digestion process to advance to detailed engineering phase. •Sweetening process to be commissioned for 2 customer refineries. •Co-precipitation upgrade to be commissioned at 2 sites.
Shipping
•Energy-saving devices have been installed on some of our chartered vessels, extending beyond our owned fleet.
•Progressed the business case for lower-carbon fuels, including through industry initiatives such as the Western Australia-East Asia Green Corridor, which in 2025 saw the launch of the
Pilbara Clean Fuel Bunkering Hub.

•Advance energy efficiency program, particularly
on chartered vessels.
•Sustain engagement in industry initiatives to
explore opportunities for deployment of low-
carbon fuel while monitoring regulatory
developments.

Procurement
•High-emissions categories are progressing to complete supplier engagements with 50 of the highest-emitting suppliers.
•Decarbonisation criteria are embedded in sourcing processes for high-emissions categories.
•Ensure decarbonisation criteria and engagements remain embedded within standard procurement processes for high-emissions suppliers and categories.

Annual Report on Form 20-F 2025	68	riotinto.com
Strategic report | Our approach to sustainability | Climate
Physical climate risk and resilience
Understanding and managing physical climate risk is essential to the resilience and long-term performance of our business. As climate-
related hazards, such as extreme weather, flooding, and
temperature variability, become more frequent and severe, they pose direct risks to our operations, infrastructure, workforce and surrounding communities. These risks can disrupt production, damage assets, affect supply chains, and impact the health and safety of our people.
To address this, we have embedded climate risk management
across the asset lifecycle, from project initiation to closure planning, ensuring our operations remain robust, adaptive, and responsive to a changing climate.
Our climate risk management approach is built around 4 pillars, supported by operational standards, resilience frameworks, and specialised programs:
1. Weather/climate analytics and insights
We apply advanced weather and climate data to support operational planning, emergency response, and long-term resilience:
•Short-term and severe weather forecasts inform day-to-day
operations.
•Climate outlooks guide mine planning, particularly around rainfall and cyclone patterns.
•Catastrophe modelling estimates financial impacts of
extreme events.
•Long-term climate projections (CMIP5 and CMIP6) support risk assessments and planning.
Climate projections are available for all assets, including
non-managed sites, covering over 60 variables and multiple
emissions scenarios. Flood risk modelling has been completed for 100% of assets across present-day, medium, and
long-term horizons.
2. Physical risk identification and assessment
All sites within our portfolio are exposed to varying degrees of physical climate risk. As climate conditions continue to evolve, these exposures may shift over time, potentially impacting asset resilience and overall performance.
Our approach to quantifying and assessing physical risk covers individual assets (bottom-up) and Group level (top-down). We first identify climate risks and opportunities across varying time horizons and emission scenarios. Next, we evaluate their potential financial and non-financial consequences and likelihood. Then we prioritise these risks by materiality for effective risk management and appropriate resource allocation. This process is integrated within the
Rio Tinto Risk Management Information System.
The scope of our assessments includes our operations and the environments in which we operate, our people, the communities who host us and our supply chain.
See pages 78-80 for further details on our approach to physical climate risk and resilience, as well as our modelling of financial exposure to physical climate risk.
3. Resilience planning and adaptation
Our resilience planning identifies the most appropriate measures to manage climate risks and adapt to them. We comprehensively
evaluate an investment decision before funding is approved. This includes prioritising projects and engaging key stakeholders to seek alignment on the investment and implementation of adaptation measures.
4. Monitoring and evaluation
We actively and regularly monitor risks, with clearly defined roles and responsibilities. We continually evaluate the latest generation of climate change data and emerging technologies to assess the risk profile of our assets and infrastructure over time. Assessment processes are revisited where we have identified a material change to the economic, social, environmental or physical context of the risk.
From risk to resilience: applying our framework in
practice
Our most material physical risks have been identified at a Group level and are described in detail on page 78 along with the specific actions we are taking to build resilience and reduce exposure.
These actions include infrastructure improvements, operational adaptations, and enhanced contingency planning.
Investments to support asset resilience to physical climate risks are considered in both sustaining and development expenditure. When undertaken during the initial design and development phases of an asset or site, these investments are classified as development capital.
Similarly, expenditure aimed at preserving the original capacity and functionality of existing assets is treated as sustaining capital, and forms part of our standard operating activities.
Building on our physical resilience approach, we implemented a number of measures to strengthen our resilience to physical climate risks during the year.

Case study: Pilbara rail
Pilbara Rail demonstrates how climate resilience is actively designed into major infrastructure projects and operational systems.
The network is engineered to remain functional during extreme weather events, with integrated systems that monitor track
conditions – such as temperature spikes and structural anomalies –
to support early intervention and maintain safety and performance.
Autonomous locomotive operations play a key role in maintaining productivity during extreme heat events.
Resilience planning is embedded from the outset, not only in day-
to-day operations but also in the design of new developments and significant renewal programs.

Case study: Dampier seawater desalination plant
The West Pilbara Water Supply Scheme supports several towns
and industrial sites in Western Australia. Declining rainfall and reduced streamflow have led to lower aquifer recharge. In
response, we are developing a seawater desalination plant in
Dampier to provide a climate-resilient water source for its Pilbara operations and the communities it supplies. Stage 1 will deliver
4 gigalitres annually by 2026, with potential expansion to
8 gigalitres, reducing reliance on stressed groundwater sources like
Bungaroo and Millstream.
The plant is designed to minimise environmental impact, using reclaimed land and existing infrastructure. Climate resilience features include elevated siting to protect against future storm surges. Developed in consultation with Traditional Owners and supported by the Western Australian Government and Water
Corporation, the project aligns with our broader sustainability and climate adaptation goals, helping secure long-term water supply for coastal operations and West Pilbara communities.

Case study: Simandou mine and rail
Guinea is exposed to climate extremes that include increasing rainfall intensity, flooding, erosion and heat. Physical climate change resilience has been embedded into the design and
operation of the Simandou iron ore mine following a structured climate resilience assessment. A key feature is ongoing monitoring of climate‑sensitive performance thresholds, including rainfall, performance of water management systems and slope stability, to support adaptive management and emergency response
preparedness. At the mine, resilience measures include landform designs accounting for more intense precipitation, mine water management controls addressing flooding, erosion and water
quality risks, and emergency response planning for foreseeable extreme weather events. Along the rail corridor, climate change projections have informed drainage, flood protection and
embankment stability and erosion controls. Rail resilience is further supported by emergency power generation, enabling continued
operation during disruptions.

Annual Report on Form 20-F 2025	69	riotinto.com
Strategic report | Our approach to sustainability | Climate
Just transition
Our just transition strategy recognises that we have a role to play in optimising the socio-economic opportunities associated with
decarbonising our assets, while safeguarding the rights of workers and communities. We remain committed to ensuring that the
transition to a low-carbon future is inclusive, equitable and responsive to the needs of workers, communities and Indigenous
Peoples. Our just transition strategy focuses on the areas most within our control, with a strong emphasis on stakeholder and community engagement, impact assessment and transparent
communication.
Principles and progress
In 2025, we strengthened our approach to integrating just transition principles into project planning and decision making. We have sought to embed the following global just transition principles into our decarbonisation strategy to minimise impacts and optimise socio-economic opportunities.
Principle 1: We will take a place-based approach to planning for a just transition, and focus on those regions where our
emissions are greatest and our decarbonisation activities
have a significant interface with communities
We mapped our emissions profile and decarbonisation projects this year to understand which communities could face the most
significant transition changes. We have evolved our tools and processes to understand the specific needs and expectations of these communities. For example, through our Local Voices
community sentiment survey.
This survey now includes questions on climate change and energy transition awareness, providing insights into community
understanding and concerns at a local and regional level.
Principle 2: We will work collaboratively with communities,
government and industry to enhance regional economic
diversification and skills development
We remain committed to early, inclusive, and transparent
engagement with employees and unions, and have created a
working group on the subject with our global Industrial Relations
Steering Committee.
We are investing in infrastructure, education, and innovation hubs to help mining regions thrive beyond extraction. For example,
we have committed $150 million to create a Centre for Future
Materials led by Imperial College London to find innovative ways to provide the materials the world needs for the energy transition. The
“Rio Tinto Centre for Future Materials” will fund research programs to transform the way vital materials are produced, used and
recycled, and make them more environmentally, economically and socially sustainable.
We are actively participating in industry and investor working groups to help shape emerging guidance and policy on just transition.
Principle 3: We will build just transition considerations into relevant scopes of work so that the impacts of decarbonisation activities are well considered and embedded in our
decision making
Our decarbonisation and nature-based solutions projects are
typically delivered in partnership with other organisations. We have developed due diligence and project evaluation processes that assess alignment with just transition principles, including partner capability to uphold these standards.
As part of our due diligence or project planning process, we undertake a robust analysis of workforce, social, political and cultural risk ahead of project development to build just transition considerations into planning.
We are embedding just transition considerations into the scope of
Social and Human Rights Impact Assessments, ensuring that the social dimensions of decarbonisation are well understood and inform decision-making.
Principle 4: We will proactively engage with Indigenous
Peoples, host communities, government, civil society
organisations and industry to share the information we have
about climate change and our plans to decarbonise
We engage with our communities on climate change projections and decarbonisation activities in priority regions, so that they can make informed decisions and feel prepared for the energy transition. In
2025, we collated key data from different parts of the business to prepare for meaningful, two-way engagement.
As part of this engagement we will bring key stakeholders together to take shared accountability for adapting to the impacts of climate change and decarbonisation.
Our engagement forums with host communities, civil society
organisations and the local workforce continue to be key platforms for facilitating transparency and listening to stakeholder concerns.

Climate policy and advocacy
While business has a vital role in managing the risks and
uncertainties of climate change, governments are essential to support the challenge by providing enabling frameworks, including policies and programs, which enable change and create the right frameworks for change and increase momentum to shared net zero goals.
We actively engage on climate and energy policy with governments, industry, investors and civil society in the countries where we operate to shape policies, regulations and frameworks that help meet our decarbonisation goals and support global goals, including those of the Paris Agreement.
In 2025, we continued to advocate for policies that enable
decarbonisation of our operations and support the production of transition materials. Our engagements align with the goals of the
Paris Agreement, including efforts to limit global warming to 1.5°C, and we encouraged alignment across industry associations.
We participated in direct policy consultations with governments, contributed to policy development through industry bodies, and published all our standalone submissions to public consultation processes on climate-related policy.
We also completed and disclosed our annual review of industry association climate advocacy.
We remain committed to transparency in our advocacy activities and to supporting policy frameworks that accelerate the transition to net zero.

For more information on our climate position and advocacy, see riotinto.com/climateposition

Annual Report on Form 20-F 2025	70	riotinto.com
Strategic report | Our approach to sustainability | Climate

Climate policy and regulation	2025 Activities
Development of carbon pricing schemes to
support the transition
In the absence of global carbon prices, country-level
carbon pricing or emissions reductions schemes
must balance shared net zero emissions with the
competitiveness of our operations and risks of
carbon leakage.

•In Australia, we provided feedback via our industry associations into the Climate Change
Authority’s review of the Carbon Credits (Carbon Farming Initiative) Act 2011, with a focus on delivering high integrity methods to support abatement.
•We provided feedback directly and through industry associations to the European Commission on several Carbon Border Adjustment Mechanism (CBAM) implementing acts. We support the inclusion of indirect emissions and a fair treatment of scrap content.
•In Canada, we provided feedback directly and through industry associations to the provincial government on the development of their assessment of the operating parameters of the Quebec Cap-and-Trade System. We support the use of high-quality offsets and the continued protection of the competitiveness of our industry.
•In 2026, we will engage in the scheduled review of the Australian Safeguard Mechanism.
We support the scheme’s ongoing role in incentivising the private sector to make low-emissions investments.

Climate-related financial reporting
We support the development of frameworks that
encourage transparency and provide the key
disclosures required for investors and other external
stakeholders to compare progress against climate
ambitions, enhance competitiveness in global
markets, attract investment and accelerate the
transition of economies.

•We provided feedback directly to the European Financial Reporting Advisory Group
(EFRAG) and through our European industry associations on the proposed revisions to the European Sustainability Reporting Standards under the Corporate Sustainability
Reporting Directive, supporting alignment with international standards to promote transparency, consistency and comparability of sustainability disclosures, including climate-related information.
•In Australia, we provided input into updates to the National Greenhouse and Energy
Reporting Scheme to support enhancements to market-based reporting, in line with the
GHG Protocol.

Energy transition and commodity demand	2025 Activities
Growing demand for low carbon products Policy is necessary to transform the metals sector including by supporting research and development, and driving deployment of pre-commercial technology.
•We engaged in the development of the Australian Guarantee of Origin Scheme for the
certification of renewable electricity and low carbon products and note its potential to support the development of markets and international trade of low emissions products and renewable electricity.

Decarbonising energy systems
Government’s sectoral decarbonisation plans and
policies should support investment certainty and
drive an orderly transition of energy systems while
supporting operational decarbonisation through the
delivery of a sufficient supply of competitively priced,
reliable, low-carbon energy.

•In Australia, we responded to the Productivity Commission’s interim report on “Investing in cheaper, cleaner energy and the net zero transformation” to reiterate our advocacy for competitively-priced, firmed, renewable electricity at scale as the critical enabler for decarbonisation, and the role of policy and regulation to support the energy transition.

Progressing decarbonisation plans for the aluminium industry	•In Australia, we participated in the design process for the Green Aluminium Production Credit, advocating for the scheme to focus on increasing renewable electricity use at smelter facilities.
Global technology development	2025 Activities
Decarbonisation of hard-to-abate energy intensive
processing activities requires significant investment
in technology development and deployment, and
support which ensures global competitiveness of
these sectors through the transition in the absence
of a global carbon price.
•We engaged with ARENA across our portfolio to explore partnership options and advocate for Government support for technology development and deployment.
Development of a sustainable low-carbon
liquid fuels industry
Displacing diesel use requires a range of options,
including fleet electrification and the use of
renewable diesel. Government policies are required
to support the development of a competitive and
sustainable low-carbon liquid fuels market.

•In Australia, we continued to advocate for government’s role in scaling up a domestic biofuels industry by focusing on the supply of sustainable feedstocks. Our advocacy included responding to the public consultation on developing a National Bioenergy
Feedstocks strategy.

Annual Report on Form 20-F 2025	71	riotinto.com
Strategic report | Our approach to sustainability | Climate
Climate-related governance
Directors' declaration in relation to the
consolidated Sustainability Report of Rio Tinto
As required by the Australian Corporations Act 2001 (Cth) as modified by ASIC Instrument 26-0081 (Corporations Act), and in
accordance with Australian sustainability standards and other emerging standards, Rio Tinto has prepared the climate‑related disclosures included in this Form 20-F in the section titled “Climate”, in other sections cross‑referenced from that section, and in the 2024
Scope 1, 2 and 3 Emissions Calculation and Climate Methodology
and the 2025 Addendum (riotinto.com/climatereporting), (the
Sustainability Report), in respect of Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries (the Rio Tinto Group). Other sustainability‑related information included elsewhere in this Form
20-F, or published on our website (unless specifically referred to by document and page number), is not part of the Sustainability Report and has not been prepared pursuant to the Corporations Act,
Australian sustainability standards or related ASIC instruments.
Under the Corporations Act, the Directors must provide a declaration in respect of the Sustainability Report. Each of the current Directors, whose names and function are listed on pages 104 and 105 in the
Directors’ Report, declare that, in their opinion, Rio Tinto Limited has taken reasonable steps to ensure that the substantive provisions of the Sustainability Report are in accordance with the Corporations
Act, including:
•complying with applicable sustainability standards
•complying with section 296D of the Corporations Act (climate statement disclosures).
The ASIC relief referred to above permits the Sustainability Report to relate to the Rio Tinto Group as a whole, rather than to only Rio Tinto
Limited and its subsidiaries. For the purposes of sections 342(C)(4) and
(5) of the Corporations Act, the Directors intend that subsection 342C(6)
of the Corporations Act apply to the Sustainability Report.
This declaration is made in accordance with a resolution of the Board.
Dominic Barton
Chair
19 February 2026
The Board
The Board has ultimate responsibility for our overall approach to climate change. This includes the oversight of climate-related risks, opportunities, strategy, projects, partnerships, physical resilience, engagement, reporting, and advocacy as per the Schedule of
Matters. Climate change and the low-carbon transition present material risks and opportunities for our business, forming a key part of our strategy and sustainability and social licence objectives. The
Board approves our overall strategy, policy positions, and climate disclosures within this report, delegating specific responsibilities to committees and the Chief Executive. These factors are considered in strategy discussions, risk management, financial reporting,
investment decisions, and executive remuneration.
The Board receives regular updates on climate-related matters through the Monthly Performance Review scorecard, which
includes KPIs and a detailed decarbonisation scorecard covering operational emissions, offsets, abatement projects and Scope 3 emissions. During the year, climate is also addressed through other agenda items. For example, the Board and the Audit &
Risk Committee considered climate-related risks and
opportunities as part of their review of the Group’s material risks and uncertainties. See further required details in “Our risk management governance structure” on page 89, and “Risk
factors” on pages 91 and 97.
In the past 12 months, the Board agendas have included climate-
related items, such as discussions on repowering options for our
Pacific Aluminium Operations. This has included oversight of the
Group’s emissions reduction pathway and its reliance on securing commercially viable renewable energy contracts for the Boyne and
Tomago smelters. The Board balances environmental goals with social and financial considerations and continues to oversee these discussions to ensure decisions reflect both strategic priorities and stakeholder impacts.
In 2022, our shareholders supported our first CAP put forward to them by the Board, in a non-binding advisory vote on our ambitions, emissions targets and actions to achieve them.
The Board further committed to repeating this vote every 3 years, at a minimum, unless there were significant changes in the interim, in which case the CAP would be returned to the next immediate AGM. The 2025
CAP was approved by shareholders at our 2025 AGM.
When considering Board composition, an external consultant is used to support the appointment of new directors. No new non-executive directors were appointed in 2025. This year we undertook an internal review of Board performance and considered the skills of Directors, including those relating to climate and renewable energy. These skills are reflected in a matrix approved by the Nominations & Governance
Committee. We expect our Directors to remain informed and up to date on relevant matters.
To support the Board’s oversight of climate-related matters, this year the Audit & Risk Committee, joined by members of the Sustainability
Committee, received an externally facilitated session on climate governance and considerations for boards in preparing for mandatory climate reporting, including new Australian disclosure obligations. In addition, the Chief Decarbonisation Officer presented on our approach to climate reporting, the organisational model in place to oversee climate-related risks and opportunities, and our approach to mandatory assurance requirements. These sessions complement
ongoing updates on strategic priorities and decarbonisation initiatives and form part of our commitment to strengthening Board capability in managing climate-related matters.

For additional information see our Strategic context and Strategic framework on pages 6-9.

Summary of 2025 Board activities:
•Approved the Group’s strategy and scenarios, including the
use of climate scenarios and the impact and opportunities
arising from the energy transition.
•Approved the 2025 Climate Action Plan (CAP) and
climate-related disclosures in the 2024 Annual Report, including the notes to the financial statements.
•Engaged with investors and civil society organisations
following the publication of our 2025 CAP.
•Approved various projects that support the growth in
production of transition materials and our internal
decarbonisation objectives.
•Oversaw adoption and implementation of the Australian
climate reporting standards (AASB S2).
•Updated the Group’s operational decarbonisation pathway and associated expenditure.

Sustainability Committee
The Sustainability Committee is responsible for the oversight of key sustainability issues including social and environmental matters that are impacted by climate change, particularly those relating to water and biodiversity. In 2025, the Terms of Reference were updated to reflect these responsibilities including oversight of physical resilience to climate change, which the Committee discusses on a periodic basis.
The committee works with the Audit & Risk Committee to ensure the effectiveness of the risk management framework, and to oversee engagement with the external auditors who conduct sustainability assurance, including assurance in relation to GHG emissions.
For more information see pages 120-121.
Audit & Risk Committee
The Audit & Risk Committee is responsible for risk management systems and internal controls, financial reporting processes and the relationship with the external auditors as noted in its committee terms of reference. This involves the oversight of significant areas of judgement

Annual Report on Form 20-F 2025	72	riotinto.com
Strategic report | Our approach to sustainability | Climate
relating to the financial statements including those relating to climate, consideration of climate policies, and stress testing our strategy against selected scenarios. It ensures the effectiveness of the risk management framework and also endorses the appointment and fees of the external auditors who assure GHG emissions.
The Committee’s terms of reference were revised in February 2026 to formalise the oversight of the non-financial reporting process (supported by the Sustainability Committee) including those disclosures relating to climate.
People & Remuneration Committee
The role of the People & Remuneration Committee includes the oversight of the Group’s remuneration structure, including the use of short- and long-term incentive plans for the Executive Directors, as reflected in its charter.
This includes performance against strategic measures linked to decarbonisation. In 2025, 10% of the short-term incentive plan
(STIP) and 20% of the long-term incentive plan (LTIP) were
weighted towards decarbonisation, including the progress of our carbon abatement projects. See pages 122-139 for our 2025
remuneration outcomes and the incorporation of climate-related measures in the STIP and LTIP.
Management
Investment Committee
The Investment Committee reviews and approves the Group’s
capital allocation in relation to high-cost projects and climate change research and development.

For more information on our Capital allocation and investment framework, see page 58.
Chief Executive and Executive Committee
The Chief Executive is responsible for delivering the CAP, as approved by the Board, with the Executive Committee supporting this role. The Executive Committee receives a quarterly
decarbonisation progress report which includes updates on
abatement projects and other areas of our CAP.
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
These are cascaded down into the annual objectives of relevant members of the Executive Committee, including the Chief Safety &
Technical Officer, and other members of senior management.
Decarbonisation is also included as a performance measure in the
STIP and LTIP as described above. See pages 131-139 for our
2025 remuneration outcomes and the incorporation of climate-
related measures in the STIP and LTIP.
Energy and Climate team
Since 2022, we have managed delivery of our CAP through a central team, Rio Tinto Energy & Climate (RTEC). This team, led by the Chief
Decarbonisation Officer who reports to the Chief Safety & Technical
Officer, has been accountable for all aspects of the CAP.
The RTEC team has been structured around the main areas of our abatement work that drive decarbonisation across our operations, including a dedicated Nature-based Solutions team. A Decarbonisation
Office (DO) supports this work by monitoring and forecasting GHG emissions, tracking investment decisions, coordinating our approach to physical climate risks, and engaging on climate-related policies, regulation and reporting. It also prepares the quarterly decarbonisation progress report for the Executive Committee.
As part of the evolution of our strategy and operating model, we are transitioning delivery of decarbonisation projects to our product groups and assets. This shift reflects a move to embed delivery more directly within our operational structure. Central oversight will continue for emissions reductions tracking and investment strategy review, ensuring alignment with our overall climate objectives. The current model, with delivery led centrally by the RTEC team, has remained in place throughout 2025.
Rio Tinto Commercial continues to lead our approach to Scope 3 emissions, given its responsibility for procurement, shipping and customer engagement. Updates on Scope 3 emissions abatement
projects are included in the quarterly decarbonisation report prepared by the DO.
Management of climate-related risks
and opportunities
The Board approves our risk appetite and oversees our material risks.
The Board is supported in monitoring a range of material financial and non-financial current and emerging risks by the Audit & Risk and
Sustainability committees. Climate-related risks1 and opportunities are integrated in our enterprise-wide risk management framework. These are identified by product groups and supporting functions, then included in the appropriate risk register. These will be assigned a risk owner and evaluated on the maximum reasonable consequence (non-
financial and financial) and likelihood of the risk. Consequences may include the impact on Group free cash flow or business value, or reputation and licence to operate. These risks are escalated to the appropriate level of management for oversight and action. Processes remain unchanged from the prior year. See further required details in
“Our risk management governance structure” on page 89; “Emerging risks” on page 90 and “Our approach to risk management” on page 89 for more detail on our risk management process, emerging risks and our current assessment of risk factors.
Under our 3 lines of defence model, all employees are empowered to own and manage the risks that arise within their area of responsibility.
Our Enterprise functions are our 2nd line of defence, providing deep subject matter expertise and objective challenge. Our Internal Audit function provides independent assurance. Where required by law, or where deemed appropriate, we also engage third parties to provide independent assurance. Where risks are material to the Group, they are escalated to the Risk Management Committee and, as
appropriate, to the Board or its committees.
We actively monitor and assess the potential impact of climate risks and opportunities on our operations and business through scenario planning. See pages 73 and 79 for more detail on how we use
scenarios to identify climate-related transition and physical risks, and portfolio opportunities. Additionally, climate-related opportunities are prioritised by considering factors such as shareholder value, asset cost base, emissions abatement potential, and competitiveness against the marginal abatement cost curve, as outlined in our “Capital allocation and investment framework” section on page 58.
Climate change and the low-carbon transition remain critical emerging risks, with potential to have a significant impact on our business and the communities where we operate. Emerging risks that could materially impact strategic objectives are incorporated within our material risks and, where possible, we develop responses to mitigate threats and create opportunities for the Group.
In 2025, climate change has been elevated to a standalone material risk to reflect its increasing relevance and potential to materially impact our business. “Preparing our business for climate change”
includes both physical risks (such as extreme weather events and long-term environmental changes) and transition risks and
opportunities (arising from shifts in policy, technology, and market expectations as the global economy decarbonises). See further information on “Preparing our business for climate change” including opportunities, threats, key exposures and key management
responses on page 97.
Recognising climate change as a material risk reflects the growing complexity and interconnection of climate-related risks and
opportunities across our business. It also supports continued
integration of climate-related considerations into strategic planning and risk management across the Group. All Group material risks and uncertainties are reviewed on a quarterly basis by the Enterprise Risk function and the Risk Management Committee (RMC).
1.Our Group Risk Management framework refers to “risks” in the context of both threats and opportunities. For purposes of disclosure in this section, we refer to climate risks and opportunities separately.

Annual Report on Form 20-F 2025	73	riotinto.com
Strategic report | Our approach to sustainability | Climate
Scenario analysis
We use scenario analysis to identify and assess material risks and opportunities, including those related to climate change, that may affect our Group in the medium and long term. All material Group operations are included in our analysis.
Transition risks and opportunities are assessed using short‑term market analysis and our Group Conviction, Resilience and
Aspirational Leadership scenarios for the medium and long term.
These scenarios are macroeconomic in nature and reflect an
integrated assessment of climate change, geopolitics, policy developments and broader economic conditions. As these factors are closely interrelated, we assess transition impacts through our
Group scenarios rather than through discrete climate models.
The temperature outcomes of these scenarios are informed by
detailed economic modelling, combining internal and external sector‑focused insights.
Physical climate risks are assessed separately using bottom‑up, asset‑level analysis aligned to discrete climate model‑based emissions scenarios, including intermediate and high‑emissions pathways.
Our process for identifying material transition risks considers whether climate-related factors, such as regulatory and policy changes, technology developments, community expectations, and physical climate impacts, could have a material impact on our business model, strategy, or financial statements. Climate risks and opportunities are considered material when they could reasonably affect our ability to deliver on strategic objectives, maintain financial resilience, or require changes to operations or investment priorities.
While specific thresholds vary by risk type and scenario, we consider indicators such as potential for sustained cost increases, prolonged operational disruption, impact on shareholder value or reputational impacts that could influence long-term value.
Examples include:
•regulatory or policy changes that increase costs or delay projects
•technology shifts that alter competitiveness or investment
priorities
•community or stakeholder actions that affect access to resources or require major changes in approach.
Rather than applying a single threshold, we use structured analysis to identify risks that could have a meaningful effect on our business performance or strategic objectives. These risks are escalated for management oversight and actioned as appropriate.
Additional information on scenario analysis
We review our scenario approach every year as part of our Group strategy engagement with the Board. For planning purposes, we define short term as up to 2 years, medium term as 2 to 10 years and long term as beyond 10 years.
Our short‑term timeframe aligns with our annual planning process and is informed by market analysis, allowing us to respond swiftly to immediate market conditions and trends, and remain agile and competitive in the near term.
The medium‑term timeframe aligns with extended planning horizons for our growth and emissions abatement projects, while the
long‑term timeframe considers the full lifespan of our mining assets and infrastructure, as well as the continued impact climate risks and opportunities are expected to have on the business.
Scenarios are used primarily over the medium and long term to identify and evaluate transition risks that can affect our business model, financial performance and market positioning, assess
opportunities such as low‑carbon technologies and the transition to renewable energy, and inform strategic planning and investment decisions, recognising that uncertainty in assumptions and
projections inevitably increases further into the future.
We do not undertake climate modelling ourselves, but rather determine the approximate temperature outcomes by comparing the emissions pathways to 2100 in each of our scenarios with the Shared Socio-
economic Pathways (SSP) set out in the Intergovernmental Panel on
Climate Change (IPCC) Sixth Assessment Report. We also consider the carbon budgets associated with different temperature outcomes which are inevitably uncertain. In 2024, we updated the scenario framework used to assess the resilience of our business under different transition-
related scenarios. This year, the Conviction scenario was rerun to reflect updated assumptions and temperature outcomes, while the Resilience and Aspirational scenarios were not rerun as no material changes were made to their underlying assumptions or inputs.
Alongside commodity, energy, currency and other macroeconomic assumptions, carbon pricing is also factored into our scenario analysis and used to evaluate investment decisions. Our short-term carbon pricing assumptions align with consensus price forecasts in each region, accounting for transitional assistance, such as free allocation, where appropriate. Medium- to long-term carbon prices are determined by national climate targets, and our understanding of the marginal abatement costs and objectives for each scheme.
Dependent on location and time horizon, our internally applied carbon prices range from $0/t CO2e to $250/t CO₂e.
The temperature outcomes of scenarios and sensitivities are based on detailed economic modelling using various tools and analyses, combining internal and external insights focused on sectors relevant to our commodities. The emissions pathways in Conviction and
Resilience limit temperature rises to around 2.1 – 2.3°C (previously
2.1°C), and around 2.5°C by 2100 respectively. This roughly aligns with the IPCC’s intermediate emissions scenario (SSP2-4.5). We also use the SSP2-4.5 (intermediate emissions) and SSP5-8.5
(highest emissions) scenarios in our bottom-up asset-level physical risk and resilience assessments. See page 79 for more information.
There are no portfolio adjustments made to the Group’s medium- to long-term plan under the various scenarios. As good practice on scenario analysis and climate modelling evolves, we will continue to evaluate the robustness of our assessments of climate-related risks and opportunities, drawing on more recently published studies and analysis.
Scenario analysis temperature pathways (to 2100)

Annual Report on Form 20-F 2025	74	riotinto.com
Strategic report | Our approach to sustainability | Climate
Our core scenarios

Conviction
This is our “central case” scenario and underlies strategic planning and portfolio investment decisions across the Group. Consequently, we limit disclosure of our detailed assumptions. In this scenario, countries are expected to electrify and decarbonise at a moderate pace, with increasing awareness of climate-related physical risks prompting more progressive policy action over time. Climate policies in Conviction remain more ambitious than in Resilience, although overall climate ambition has moderated compared to prior
expectations. This results in an estimated temperature rise of approximately 2.1°C to 2.3°C by 2100, where the lower end
assumes developing countries achieve stated net zero targets post-2050 and the upper end assumes a delay of one to 2 decades.
Developed economy targets are nearer term and introduce less uncertainty. The uncertainty reflects the highly unpredictable decarbonisation pathways of non-OECD countries beyond 2050 and does not materially affect group value.
Real gross domestic product (GDP) grows at 2.2% between
2023–2050, but energy intensity of GDP reduces approximately
2.1% per year due to sectoral shifts and greater efficiency. For the next decade, greenhouse gas (GHG) emissions are slightly higher than those in the Resilience scenario due to a higher GDP, but emissions then decline, although not as quickly as previously anticipated, as low-carbon electrification expands to supply over half of final energy by 2050. The impact on corporate balance sheets will be mixed – overall, although carbon pricing varies by region, it will increase costs. GDP growth and the global energy transition are expected to increase demand for copper, lithium and aluminium through to 2050. Steel demand is expected to grow more modestly, and incentives to recycle scrap increase. Lower quality iron ore products are expected to receive greater discounts. Additionally, near-term costs for low-carbon technologies in developed economies may be higher due to technology maturity and investment conditions, while lower carbon prices could slow adoption.
Updates to inputs and assumptions this year reflect changes in global growth and climate ambition outlook and do not result in a significant impact on our overall business strategy.

Resilience
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
Slower global climate action and lower commodity prices delay the development and deployment of low-carbon technologies,
potentially pushing progress on hard-to-abate emissions back by a decade or more. In regions where we operate emissions-intensive assets, this could hinder our ability to meet decarbonisation targets and reduce long-term competitiveness. Overall, there is still a 38%
reduction (relative to 2025) in global GHG emissions by 2050. The result is a temperature rise of around 2.5°C by 2100. Consequently, climate-related weather events and natural disasters become more frequent and severe in this scenario but are met by fragmented and variable policy responses.

Aspirational Leadership scenario 1.5°C
This scenario reflects our view of a world of high economic growth, significant social change and accelerated climate action that achieves net zero emissions by mid-century. While GDP growth is similar to that in our Conviction scenario, significantly more ambitious climate policy limits warming to 1.5°C (aligning with
SSP1-1.9). Stronger climate ambition is expected to be
accompanied by more supportive policy frameworks that
accelerate the development and adoption of low-carbon
technologies. This scenario affects our balance sheet in different ways and is subject to great uncertainty. Overall, in Aspirational
Leadership the Group's economic performance would fall between
Conviction and Resilience. While higher scrap use reduces the medium-term demand for Pilbara products, increased carbon
pricing and penalties boost long-term demand for high-grade iron ore. Aluminium demand growth is limited in the short term, but increases in the longer term. Copper demand grows due to
increasing electrification, strong GDP growth, and accelerated electric vehicle (EV) penetration. These trends also support minerals projects.
Despite global agreements reached in Glasgow and Dubai, emissions today continue to rise, making the 1.5°C goal of the Paris Agreement unlikely to be achieved. Overall, based on the Aspirational Leadership scenario pricing outcomes, and with all other assumptions remaining consistent with those applied to our 2025 financial statements, we do not currently envisage a material adverse impact of the 1.5°C Paris-
aligned sensitivity on asset carrying values, remaining useful life, or closure and rehabilitation provisions for the Group. It is possible that other factors may arise in the future, which are not known today, that may impact this assessment.

Additional scenario parameters
The next table shows some of the key data derived from our internal macroeconomic and energy models that form the basis for all our long-
term commodity analysis. Changes in scenario inputs reflect revised methodologies and calculations. We now assume higher energy consumption through to 2050, with differences becoming more pronounced beyond 2050. This results in a wider temperature range in our conviction scenario, now 2.1–2.3°C. Carbon prices are slightly lower than previous assumptions, but this does not directly translate into higher emissions, as other policies continue to influence outcomes.

Key scenario metrics	Base year	Conviction		Resilience
	2023	2030	2023–2050 CAGR	2030	2023–2050 CAGR
Average exposed carbon price, (2025 $/t CO2e)[1]	37	70	6.3%	69	5%
Global GHG emissions, (Gt CO2e)	55	57	-1.6%	51	-1.8%
Global CO2 combustion emissions, (Gt CO22)	34	34	-2.8%	31	-2.7%
Global final energy demand, exajoule (EJ)	445	481	0.5%	455	0.1%
Electricity share of final energy	21%	25%	3.6%[3]	24%	2.2%[3]
Non-fossil share of electricity generation	46%	58%	6.2%[3]	60%	4.2%[3]
1.Simple unweighted average across Australian, European and North American national carbon schemes. This is a simplified representation of regional, and in some cases sub regional, level analysis.
2.While total GHG emissions is the primary metric for estimating global warming, CO2 combustion emissions give a clearer picture of the energy transition in the power and industrial sectors.
3.Indicates annual % growth of total electricity generation and non-fossil electricity generation.

Annual Report on Form 20-F 2025	75	riotinto.com
Strategic report | Our approach to sustainability | Climate
Portfolio resilience
Our CAP is designed to address material climate-related risks and opportunities identified across a range of scenarios and time horizons. It integrates actions to mitigate transition risks such as stricter carbon regulations, uneven climate policies and social licence to operate, and to capture opportunities from the growing demand for materials essential to the global energy transition.
We have assessed the resilience of our portfolio under multiple transition scenarios aligned with 1.5°C, 2.1–2.3°C, and 2.5°C outcomes. These assessments consider factors such as emission intensity relative to industry peers, regional exposure to climate regulations, and product suitability for downstream decarbonisation.
Our economic performance is stronger in Conviction than in
Resilience, where there is higher GDP growth and a faster low-
carbon transition. In Aspirational Leadership, higher carbon penalties and potential impacts on demand for mid- and lower-grade iron ore result in mixed performance for iron ore, but stronger demand for other metals than in Conviction.
Key elements of the plan include reducing operational emissions through renewable electricity deployment, transitioning mining operations away from diesel, and lowering process emissions in smelting and refining. These measures strengthen resilience under all scenarios considered and support delivery of our 2030 and 2050 emissions targets, while enabling a just and orderly transition. See pages 55–67 for more information on our CAP, including
decarbonisation strategy, Scope 3 approach, and transition-related spend.
Financial resources and flexibility
Financial resources remain available to support our decarbonisation strategy (see page 58). Our Group capital allocation framework guides investment decisions that support both growth and climate-
related initiatives. We maintain flexibility to respond to emerging risks and opportunities, as demonstrated by our ability to fund major growth projects such as copper at Oyu Tolgoi, high-grade iron ore at
Simandou, and lithium at Rincon. In addition, our recent acquisitions show the availability of funds to pursue inorganic growth
opportunities aligned with our strategy.
Asset redeployment and portfolio flexibility
We regularly review our portfolio to ensure alignment with strategic priorities and climate objectives. This includes divesting assets that do not meet return criteria or strategic priorities, as evidenced by the currently ongoing strategic review of businesses from our former
Minerals product group. Our approach ensures continued disciplined investment in organic growth and flexibility to repurpose or upgrade existing assets to support climate resilience.
Current and planned investments
Our planned investments in decarbonisation and growth are
embedded in our operations and capital plans (see page 58). These include renewable electricity deployment, electrification of mining fleets, and process innovation in smelting and refining. Our ambition remains to grow production of transition materials by approximately
3%, supported by capital allocation and major projects across our global portfolio.
Through disciplined capital allocation, operational decarbonisation, and portfolio flexibility, we are resilient to identified climate-related risks and well-positioned to capture opportunities arising from the global energy transition.
Determining the financial impact of climate-related
risks and opportunities
Climate-related risks and opportunities (CROs) can affect our financial position, financial performance and cash flows in the current reporting period (current financial effects) and in future periods (anticipated financial effects).
Information on the current impacts of climate change and the execution of our climate change strategy on our financial statements is available on pages 161-164, and has also been referenced
alongside each relevant CRO on page 76.
Based on information to date, and where separately identifiable, none of the identified climate‑related risks or opportunities are expected to result in a material adjustment to the carrying amounts of assets and liabilities disclosed in the financial statements within the next annual reporting period.
Anticipated portfolio impacts derived from scenario analysis are subject to inherent uncertainty due to multiple interdependent estimates and assumptions. Our macroeconomic modelling
incorporates a range of variables and, as a result, isolating and measuring the anticipated impact of specific CROs can be
challenging. Due to these circumstances, it is not currently possible to disclose quantitative financial impacts for certain CROs. Instead, to disclose the potential impacts of these on Group performance, we have provided qualitative narrative on each CRO’s impact, how outcomes may differ under our Resilience and Aspirational
scenarios, a link to identified current impacts on the financial statements, and a relative impact range1 across our portfolio over the short, medium and long term.
Quantitative financial impacts have not been disclosed for the following CROs.
Energy transition commodity demand: Demand for our materials is influenced by a range of factors, including the energy transition, broader macroeconomic conditions, supply availability and
commodity prices. As these drivers are interrelated, it is not possible to separately identify or quantify the financial impact of demand attributable to the energy transition from general market demand, as commodity prices and volumes reflect the combined effect of
multiple factors operating simultaneously. While not separately identifiable, see page 76 for our analysis of the anticipated increase in overall commodity demand.
Global technology development (opportunity): Our technology
development opportunity is primarily focused on enhancing
competitiveness over the medium to long term. While these
technologies are already informing strategic positioning, most remain in development or pilot stages. Their short‑term impact on competitiveness is still emerging and being shaped by ongoing technology development and broader macroeconomic factors. While not yet quantified, we expect decarbonisation technologies to improve asset competitiveness by potentially increasing revenue through demand for low-carbon products, reducing carbon costs, and strengthening cash flows. Anticipated carbon costs have been provided on page 76.
Social licence to operate and access orebodies: Our social
licence is critical to our operations and is embedded across our business. The impact of these risks, and the climate-related influence on licensing, is difficult to isolate. They are inherently qualitative and depend on factors such as stakeholder trust, community relationships and permitting processes, all of which cannot be consistently expressed in monetary or numerical terms.
Physical risks: All of our inventory and PPE ($91.6 billion), which together account for 72% of our total assets, are exposed to some degree of unmitigated physical climate‑related risk. Given the variability of physical hazards, modelling approaches and inherent uncertainty in outcomes, we are unable to produce precise
quantitative estimates of anticipated financial impacts under each scenario2. Instead, we assess potential exposure and impact using our Value at Risk (VaR) analysis, as outlined on page 80, and supplement this with qualitative assessments on page 78.
Any material current physical climate‑related impacts are disclosed in our financial statements as, among other line items, physical damage or disruption could primarily affect asset carrying values and cash flows. No such instances were noted in FY2025.
Separately, costs to enhance asset resilience are embedded within our operational and capital expenditure processes and therefore cannot be separately identified.
1.The relative impact disclosed has been assessed under our Conviction scenario, considering the potential portfolio effect each individual CRO may have compared to other CROs identified. These potential impacts carry inherent uncertainty due to their dependence on multiple forward‑looking assumptions.
2.See “Considerations and limitations“ on page 79.

Annual Report on Form 20-F 2025	76	riotinto.com
Strategic report | Our approach to sustainability | Climate

Key:	L = Low	M = Medium	H = High
Climate-related risks and opportunities
Portfolio risks and opportunities in the low-carbon transition
We address climate-related risks and opportunities through our CAP, which sets out current and planned actions to mitigate identified risks and capture opportunities. These actions include changes to strategy and resource allocation, process improvements, renewable energy deployment, and collaboration across our value chain. The table below summarises the impact of material climate-related risks under our scenarios and the actions within our CAP to mitigate them.

Risk Opportunity	Relative impact over time (Conviction)
	Short-term	Medium-term	Long-term
Energy transition commodity demand	M	M	H
Customer interest in materials required for the energy transition is growing and may increasingly influence future pricing and demand, primarily leading to an increase in revenue. We see an opportunity in the short term to strengthen our role as a key supplier of these materials, while positioning for medium- and long-term growth as demand for copper, aluminium, lithium, and high-grade iron ore is expected to grow, particularly in markets prioritising decarbonisation.
Underlying EBITDA[1] is projected to increase by around 40–50% from the 2024 baseline to 2030 (based on long-run consensus prices, consolidated volume growth, and unit cost reductions) as a result of volume growth supported by the diversification of our portfolio. Demand growth across key commodities underpins this outlook. Aluminium is forecast to grow by ~1.2x by 2035, lithium by ~3.4x, copper by ~1.3x, and steel by ~1.1x, driven by electrification, energy storage, and infrastructure expansion in markets prioritising decarbonisation. These trends highlight the potential to capture value through portfolio diversification and supply growth as global energy systems transition. Our production outlook on a CuEq basis shows a 3% CAGR to 2030, supported by the addition of Simandou and our lithium assets at Arcadium and Rincon.
The pace of the transition in the value chain, such as the grade and quality of these commodities, influences portfolio composition, capital allocation, and technology investment decisions over the medium to long term. By partnering with technology providers to develop low-carbon pathways and adapt to evolving product specifications, we can better meet customer expectations, support portfolio growth, and capture value in a shifting market landscape. This includes potential upside from emerging green premiums for low-carbon products.
Financial statement impact: •Transition materials metrics: consolidated sales revenue, capital expenditure, operating assets, page 83. •Estimation of asset lives, page 188.
Global technology development	L	M	M to H
Low-carbon technologies such as ELYSIS™, Évolys™ and hydrogen-based processing are expected to reduce hard-to-
abate emissions and enhance competitiveness over the medium to long term. These technologies offer potential to reshape legacy operations and support strategic differentiation across key parts of our value chain.
While work on low-emission technologies continues, some breakthroughs are likely to take longer to achieve than initially anticipated, creating uncertainty around their availability at scale. This means that residual emissions from hard-to-abate areas for us, our industry, and more broadly the world, may remain elevated and exposed to carbon pricing for an extended period, impacting our ability to achieve net zero in 2050 or beyond.
Post-2030 abatement projects are typically high-cost and capital-intensive, relying on industry-wide technological breakthroughs to transform decades- to centuries-old industrial processes. These factors are shaping our strategic planning and portfolio decisions, with potential financial impacts such as higher capital requirements, alongside slower progress in achieving long-term emissions reduction targets.
Currently, 59% of our Scope 1 and 2 emissions (18.5 Mt CO2e) are classified as hard-to-abate[2], with $0.56 billion spent/
committed co-investment in industrial scale R&D to support solutions for hard-to-abate emissions.
Our total decarbonisation spend for 2025 was $612 million (2024: $589 million) and our updated capital expenditure forecast is $1-2 billion to 2030. Further details on our decarbonisation capital allocation can be found on page 58.

Financial statement impact:
•Decarbonisation spend,
page 163 and 180.
•Decarbonisation capital
commitments, page 226.
•Carbon abatement spend on
procurement of carbon units and
renewable energy certificates,
page 187.
•Additions to property, plant and
equipment with a primary
purpose of reducing carbon
emissions, page 190.

Climate policy and regulation	L	M	H
Increasing regulatory costs, uneven climate policies and border tariffs are impacting asset competitiveness and risk fragmenting markets if not implemented appropriately. Our operations are facing growing exposure to climate-related regulations, particularly carbon pricing in Australia, Canada and the European Union. As transitional support measures phase out, assets in these regions risk losing cost competitiveness compared to peers in lower-carbon jurisdictions.
Currently, 82% of our global Scope 1 GHG emissions (19.6 Mt CO2e) are covered by emissions-limiting frameworks, exposing a substantial portion of our portfolio to rising compliance costs. Currently, carbon costs[3] are <$0.1 billion, with annual penalties potentially reaching $0.3 billion by 2030 and $2.6 billion by 2040 without further emissions reductions.
Our continued, but declining, reliance on fossil fuels also increases exposure to both carbon costs and energy price volatility, with ~7% of our operating costs (~$3.1 billion) attributable to fossil fuels.[4]

Financial statement impact:
•Carbon tax sensitivity on
impairment charge, page 175.
•Carbon abatement spend on
procurement of carbon units and
renewable energy certificates,
page 187.
•Useful economic lives of power
generating assets, page 191.
•Renewable PPAs accounted for
as derivatives, page 206.

Social licence and ability to access orebodies	M	H	H
Varying by jurisdiction, climate action and support for a just transition are becoming increasingly critical for securing a social licence to operate and for supporting the competitiveness of both new greenfield developments and existing operations. This is driven by rising stakeholder expectations, as well as statutory requirements and national emissions targets in key jurisdictions.
This is relevant for projects in the Pilbara and Simandou, where community and investor scrutiny is high. Meeting decarbonisation and sustainability expectations is important, as delays or restrictions could lead to increased project costs (both operating and capital expenditure), slower delivery of growth volumes, or – in extreme cases – project cancellation.
While decarbonisation is the primary focus of this risk, broader environmental factors such as biodiversity, water use, and land impacts also play a role and may influence project outcomes. Additional detail on biodiversity and our water management risks and responses is on pages 47-48.
Financial statement impact: •Close-down, restoration and environmental cost, page 194.
1.Forward looking view of underlying EBITDA is not a profit forecast. This consolidated measure, presented in nominal terms, is calculated using long-run consensus prices, volume growth (on a consolidated basis) and unit cost decreases presented, using 2024 as a baseline.
2.Hard‑to‑abate emissions are those requiring technological advancement to enable viable long‑term abatement solutions. In our context, this includes emissions associated with anodes and alumina processing, as well as diesel-related emissions that will need to be addressed through electrification.
3.Real terms (2025 prices).
4.This includes operating costs associated with fuel, natural gas, diesel, coal and non‑renewable power (including grid electricity and other non‑renewable energy sources as defined in the Energy table on page 82).

Annual Report on Form 20-F 2025	77	riotinto.com
Strategic report | Our approach to sustainability | Climate

Impacts under alternate scenarios	Current and anticipated direct and indirect mitigation actions

Resilience - Slower economic growth and a delayed energy transition reduce demand and pricing for key transition materials, such as copper, lithium, and aluminium, across all timeframes. These materials are central to our growth strategy, and evolving customer expectations and uncertainty in processing technologies pose risks to competitiveness and revenue.
Demand for high-grade iron ore also remains subdued in the medium to long term compared to more ambitious scenarios.
Aspirational Leadership - Strong long-term demand for transition materials helps offset slightly lower demand for lower-grade iron ore. Annual demand for low-carbon aluminium and copper is expected to exceed levels seen in the Conviction scenario. Lithium continues to show robust growth, supporting portfolio expansion in transition materials.

We are scaling up production of transition materials to meet rising demand and evolving customer expectations. Our goal is to grow total output by approximately 3% per year (copper equivalent basis), supported by targeted investments in lithium growth through the Rincon project in Argentina and acquisition of Arcadium Lithium, copper expansions at Kennecott (US), and the development of high-grade iron ore capacity at Simandou (Guinea).
We are also partnering with technology providers to develop low-carbon solutions suited to a broader range of ore grades. These efforts are embedded in our capital planning and portfolio decisions, helping to maintain market competitiveness over the long term.
See page 6 for further details on our Group strategic context.

Resilience - Slower global climate action and lower commodity prices delay the development and deployment of low-carbon technologies, potentially pushing progress on hard-to-abate emissions back by a decade or more. In regions like Australia, where we operate emissions-intensive assets, this could hinder our ability to meet decarbonisation targets and reduce long-
term competitiveness.
Aspirational Leadership - Stronger climate ambition is expected to be accompanied by more supportive policy frameworks to accelerate the development and adoption of low-carbon technologies. In the short to medium term, this enables meaningful progress in reducing hard-to-abate emissions across key operations. Over the long term, successful deployment of these technologies can lower production costs and enhance competitiveness in a low-carbon economy.

We are advancing the development and adoption of low-carbon technologies as a core pillar of our decarbonisation strategy – aimed at reducing emissions, lowering production costs, and strengthening long-term competitiveness.
Beyond 2030, abatement will increasingly depend on capital-intensive technologies that require further innovation, industry collaboration, and supportive policy frameworks to become commercially viable. We continue to collaborate with industry partners and engage with governments to support technology development, deployment and enabling policy settings.
In aluminium, we are progressing ELYSIS™ and are also piloting hydrogen-based process heat through the Yarwun Hydrogen Calcination Pilot in Queensland. However,
we have also experienced delays in deploying hard-to-abate technologies, including
BEHT trials, due to technical complexity and low readiness, and uncertainty around renewable diesel expansion given high costs and unclear policy settings.
For more detail on the low-carbon technologies we are piloting to address hard-to-abate emissions, refer to our 2025 CAP update on pages 59–61.

Resilience – Climate policies remain uneven. Carbon pricing stays low in regions like Guinea, while countries such as Australia see moderate cost increases. Weak global coordination limits near-term pressure but adds long-term uncertainty and dampens low-carbon investment. Slow energy transition prolongs fossil fuel reliance, heightening exposure to price swings and future policy shifts.
Aspirational Leadership – Policies become ambitious and aligned, with large carbon price increases in key jurisdictions like Australia, Canada and Europe, increasing short-term costs. High-grade, low-emission iron ore assets (eg
Simandou, IOC) gain advantage as demand shifts to greener materials. Faster decarbonisation expands renewable access, enabling asset repowering, reducing fossil volatility, and improving long-term cost stability. These developments could also significantly shape the competitiveness of Aluminium, depending on how regional energy and policy trends unfold.

We are reducing exposure to carbon pricing and regulation by decarbonising operations. Our CAP targets a 50% reduction in Scope 1 and 2 emissions by
2030 (vs 2018) and net zero by 2050. A key focus is shifting from fossil fuels to low-emissions energy. We already source 77% of our electricity from renewables, and are aiming to increase this to around 90% by 2030 through strategic investments and supply agreements to secure renewable power and reduce our emissions. We apply an internal carbon price to help understand the impact of potential future carbon policies and inform investment decisions. See our 2025
CAP update (pages 59–61) for details.

Resilience – Slower global climate action means stakeholder expectations around decarbonisation evolve more gradually, easing short-term pressure.
However, in jurisdictions such as Australia and Canada, expectations from regulators, investors, and communities will still rise over time. If not addressed, this could create medium- to long-term challenges in securing approvals for new projects and maintaining support for existing operations.
Aspirational Leadership – Coordinated and ambitious climate action drives consistently high stakeholder expectations across all time horizons. Meeting these expectations is essential to maintain access to capital, secure project approvals, and sustain our licence to operate.

Stakeholder expectations around climate change and decarbonisation are increasingly tied to our ability to maintain a social licence to operate. Our CAP provides a strategic framework that guides investment decisions and project development across the business, shaping how projects are assessed and approved, and integrating just transition principles into planning and decision‑making.
Our CAP helps to inform site-level planning and approvals. Climate-related risks and opportunities are evaluated through environmental impact assessments and life cycle emissions analyses, alongside just transition‑focused impact assessments, enabling site teams to assess long‑term climate and social impacts, support stakeholder and community engagement, and ensure alignment with regulatory requirements and stakeholder expectations. We also have a portfolio of nature‑based solutions projects, co‑designed with communities and local partners to deliver positive outcomes for people, nature and climate. This helps minimise adverse impacts and optimise socio‑economic opportunities, supporting our social licence to operate.
See page 69 for further detail on our just transition approach.

Annual Report on Form 20-F 2025	78	riotinto.com
Strategic report | Our approach to sustainability | Climate
Physical climate risk
We have assessed the current and anticipated impacts of physical climate risks on our business across short- (0 to 2 years), medium- (2 to 10 years), and long-term (>10 years) horizons, outlining our ongoing and planned adaptation actions. Our approach integrates continuous measures to enhance resilience, applying advanced weather and climate data for operational planning, emergency response, and long-term risk management, ranging from short-term severe weather forecasts to long-term climate projections and flood modelling, as described in more detail below.

Risk description	Direct and indirect actions to adapt to risk
Acute
Damage to infrastructure from extreme weather events, resulting in operational and supply chain disruption
Coastal infrastructure
Coastal sites are exposed to hazards including cyclones, storm surge, and inundation, which can damage critical assets such as shipping berths, ship loaders, stackers/reclaimers, and conveyors. This results in short-term emergency repairs and delays in goods movement. Over time, financial impacts may escalate due to rising maintenance costs, reduced asset life, and increased logistics complexity. Tailings storage facilities (TSFs) at coastal locations may also face erosion or containment risks.
In both the intermediate and high emissions scenarios, by 2050, eastern Australia and
New Zealand are currently classified as high risk with over a four-fold increase in annualised damage over this period. This is principally due to the potential effects of coastal inundation, surface water flooding and cyclonic winds. Other notable increases in risk are in Western Australia (an approximate 110% increase). The damages in the
Pilbara are significant for the ports, but the mines and inland sites which represent the majority of asset values are relatively safe from climate damage.

Coastal infrastructure is designed in line with local engineering standards to withstand cyclones, storm surges and inundation. Where upgrades are not feasible, site-specific emergency plans are implemented, including evacuation protocols and procedures to protect personnel and maintain operational continuity. To reduce supply chain disruption, real-time hazard analytics are in use across a significant amount of tier 1-3 suppliers. Risk screening has been conducted to assess potential business interruption across interconnected operations, and planning is underway to address climate impacts on supply chains by identifying critical components, assessing vulnerabilities and developing contingency measures. Additionally, following the cyclones experienced in Western Australia during 2025, we undertook targeted upgrades to barriers and pumping infrastructure as part of our ongoing resilience program.
Insights from associated reviews contribute to annual Pilbara‑wide flood‑preparedness studies.

Mining infrastructure
Inland operations face heightened flood risk and geotechnical instability due to more intense and variable rainfall and storms. Infrastructure such as rail lines, production equipment, and electrical systems (motors, generators, substations, transformers)
are vulnerable to inundation, wash-outs, and lightning damage. Short-term impacts include emergency response activation and asset downtime. Medium- to longer-term consequences include increased maintenance needs, asset degradation, and potential production losses. TSFs are also at risk of containment breaches.
Annualised damage risk is currently relatively low across several inland regions, with both eastern and western Canada projected to experience approximately a
60% increase by 2050. Riverine flooding is expected to see the largest increase in site exposure under a high emissions scenario.

Inland mining infrastructure is exposed to flood risk, geotechnical instability and storm damage. Flood modelling is conducted across managed and non-managed sites using future climate projections to inform planning.
Emergency response procedures, including safe exit routes and evacuation protocols, are regularly reviewed and updated to reflect evolving risks and lessons learned.
Across both coastal and inland operations, TSFs are managed under Group-level safety and engineering standards. Global Industry Standard on Tailings
Management (GISTM) assessments have been completed, including performance testing under extreme rainfall scenarios, and regular internal and external assurance checks are conducted. These risks are considered throughout the asset life cycle, from feasibility and design through to maintenance and renewal.

Health and safety risk to the workforce, and damage to mining infrastructure from extreme heat stress
Rising maximum temperatures and more frequent heatwaves are increasing health and safety risks for our workforce, including dehydration and reduced productivity.
Intense heat also affects the reliability of rail, mining and electrical infrastructure, with short-term impacts such as equipment outages and medium- to long-term effects including accelerated wear and increased maintenance costs.
Productivity loss is expected to intensify in eastern Australia, New Zealand and eastern Canada by over 100% through to 2050 under a high emissions scenario, driven by increasing coastal and riverine flooding risks. Heat-related risks predominantly affect Western Australia, but remain consistently low in all regions under future emissions scenarios.

Workforce protocols are regularly updated to reflect climate projections, including acclimatisation, hydration, shaded rest areas and self-paced workloads. Electrical infrastructure is designed to meet local engineering standards and internal safety requirements, with climate resilience integrated into asset design. This includes planning for future maintenance and renewal programs to ensure continued performance under changing climate conditions. These measures are embedded across workforce planning, project design, and asset life cycle management, supporting long-
term operational resilience.

Chronic
Water shortages and seasonal variability affecting operations and energy supply
Medium- to long-term changes in rainfall patterns and drought conditions are increasing the risk of water shortages across our operations. These shortages affect production, water treatment, dust control, environmental compliance and community relations.
Seasonal changes to hydropower inflows are also impacting electricity generation and aluminium smelter operations. Financial impacts include increased operating costs and potential production losses if water availability is constrained.
Drought risk has not been incorporated into the current Value at Risk (VaR) assessment, however, the existing pressures on water supply are expected to intensify as climate change drives more frequent and severe periods of water scarcity. Please see pages
47-48 for further detail on our water management risks and responses.
See page 186 for the impact of water rights on our financial statements.

We manage water scarcity through a comprehensive water risk framework that guides the identification, assessment, and reduction of water-related risks across its operations. This framework ensures sufficient water availability for both operational needs and broader catchment stakeholders, even under conditions of seasonal variability and long-term climate change. Group-wide standards for water quality and management are applied consistently, supported by a centralised control library and asset-specific climate risk and resilience assessments. These measures are embedded in catchment-level planning, project design, and asset life cycle reviews, enabling proactive responses to drought conditions and shifting rainfall patterns. The approach also includes monitoring systems, forecasting tools, and adaptive infrastructure planning to support long-term water resilience.

Higher average temperatures and changing rainfall patterns impacting forest fire management and closure planning
Over the medium to long term, there is an increased risk of wildfires due to prolonged heat and dry conditions, posing threats to workforce safety, operational infrastructure, and surrounding ecosystems. Closure objectives in terms of landform resilience and environmental management will also be impacted by these long-term climate shifts. Financial impacts include increased emergency response costs, asset damage, and long-term maintenance requirements to meet environmental obligations.
Forest fires are expected to drive annualised damage risk in eastern Australia and South Africa through to 2050 under all future emissions scenarios.

Fire risks are addressed through site-specific emergency plans, fire prevention protocols, and collaboration with local authorities and Indigenous landholders.
These are integrated into climate resilience planning and inform infrastructure design and maintenance to support fire-safe operations. Teams are trained in fire response, with regular drills to ensure readiness as fire-related risks increase under more extreme climate conditions.
Closure planning includes climate change considerations to anticipate future conditions and guide adaptive strategies for landform design, water management, and vegetation selection. A more robust methodology is being developed to address seasonal extremes, identifying thresholds for interventions like erosion control and supplemental watering. Ongoing monitoring and periodic reviews ensure long-term resilience under changing climate conditions.

Annual Report on Form 20-F 2025	79	riotinto.com
Strategic report | Our approach to sustainability | Climate
Modelling financial exposure to physical climate risk
We have continued to progress our Value at Risk (VaR) analysis by advancing physical climate change risk assessments through
financial modelling at the product group level. In 2025, we
completed assessments for our Aluminium & Lithium, Copper and
Iron Ore product groups. These assessments consider the potential financial impacts of physical climate risks, including asset damage and expected annual downtime, providing a view on business
interruption losses, thereby supporting a more robust understanding of risk exposure across key parts of our portfolio.
Our climate physical risk modelling analysis, undertaken in
collaboration with an external consultant, estimated expected financial losses from damage to individual assets, across various time horizons and emission scenarios caused by physical climate hazards. This modelling process and methodology considers
the following:
1) Asset portfolio: Includes a significant breadth of assets, including mining assets and critical infrastructure components integral to our operations. Only active industrial and mining facilities were modelled, including non-managed operations. Corporate
offices and remote operation centres have been modelled but are not presented in this analysis. Assets in our closure portfolio have not been modelled, but are considered in bottom-up physical risk and resilience assessments.
Each asset was assigned an asset archetype to represent its
vulnerability to different physical climate hazards. Archetypes reflect typical construction types and operational characteristics and are used to estimate how climate hazards may affect different
components of an asset. These archetypes form the basis for
calculating expected damage and productivity loss for each climate scenario and hazard.
2) Climate scenarios, time horizons and hazards: Multiple future time horizons are modelled, including 2030, 2040 and 2050.
Long‑term climate projections, including CMIP5 and CMIP6
datasets, were used to support hazard projections across all time horizons. Nine climate hazards are modelled in this analysis, including flooding (riverine and surface water), coastal inundation, including sea level rise, extreme heat, cyclonic wind, extreme wind, soil subsidence, forest fire and freeze-thaw.

Emission scenario	Description and outcome
Intermediate emissions scenario IPCC Representative Concentration Pathway 4.5 (RCP4.5) | SSP2-4.5[1]
Emissions peak around 2040 and then
decline, reflecting moderate global
mitigation efforts. Relative to the 1986-2005
period, global mean surface temperature
changes are likely to be 1.1°C-2.6°C higher
by 2100, resulting in moderately increased
physical climate impacts.

High emissions scenario IPCC Representative Concentration Pathway 8.5 (RCP8.5) | SSP5-8.5[1]
Emissions continue to rise throughout the
21st century under limited global mitigation,
and is considered a worst-case climate
change scenario. Relative to the 1986-2005
period, global mean surface temperature
changes are likely to be 2.6°C-4.8°C higher
by 2100, leading to substantially more
severe physical climate impacts.

1.In the near term, RCP and SSP projections closely align and therefore can be considered as comparable.
The intermediate scenario (RCP4.5) assumes global action begins quickly and escalates steadily, capping temperatures around 2°C through a faster transition and immediate climate action. The high-
emissions scenario assumes climate action is not achieved, with emissions continuing to rise throughout the century and limited action by governments and businesses.
These scenarios enable the Group to assess the resilience of its strategy and operations by stress-testing performance under varying temperature and emissions trajectories, identifying potential vulnerabilities, and informing adaptation measures across the short-, medium-, and long-term horizons discussed on page 78.
3) Annualised damage (AD): The output of the modelling is
calculated for each asset under various climate scenarios, time horizons and hazards. Asset-specific outputs have been aggregated to the site, region and Group level. Site‑level risk was calculated by combining hazard results with asset replacement values, using weighted averages where available. Where individual asset
valuations were not available, site level impacts were assessed on a simple average basis. These results were then aggregated to
regional level by weighting each site’s results by its replacement value, providing a consolidated view of physical climate risk across broader operating areas.
AD, expressed as a percentage, represents the expected average annual damage to an asset attributable to climate-related hazards relative to a fixed value (e.g. $1 million). As such, an AD of 0.5%
would mean that for every $1 million of exposure, $5,000 could be damaged, on average, in any given year.
Asset-specific outputs have been aggregated to the site, region and
Group level. Risk categorisation is based on the AD values, with thresholds set at <0.2% for low AD risk, 0.2-1% for medium AD risk, and >1% for high AD risk.
4) Productivity loss (PL): Each asset is evaluated under each climate scenario, time horizon and hazard. PL, expressed as a percentage, is the average proportion of the year an asset is inoperable due to a climate-related hazard. For example, a PL of
0.5% translates to an asset losing 1.8 days of operation in a given year due to climate conditions.
Estimates consider a stationary “do nothing” approach for our operating assets and do not consider present or future controls, or adaptation or resilience projects that will likely materially impact AD or PL costs.
Due to the complexity of our value chain and the increased subjectivity of loss attribution at present, losses associated with business interruption or productivity loss are disclosed on a qualitative basis only.

Considerations and limitations
Our climate physical risk modelling acknowledges limitations and uncertainties due to the dynamic nature of the earth’s
climate and unpredictable future GHG emissions. These
models represent plausible futures, not predictions, and are useful for assessing risks and informing strategic decisions.
The accuracy of our analysis depends on the quality of asset data and assumes no changes in operations or design
standards. Each asset is assigned an archetype, which may not fully capture its unique characteristic, affecting the risk profile, and site‑level results may be less representative where detailed inputs were unavailable. The modelling reflects only
climate‑related physical hazards and current asset
configurations, and does not include network effects or wider supply‑chain impacts. This analysis is iterative, evolving with new insights and projections. We plan to update it regularly to reflect changes in our asset base, guiding our physical
resilience program.

For more information on physical risk and resilience, see riotinto.com/climaterisk

Annual Report on Form 20-F 2025	80	riotinto.com
Strategic report | Our approach to sustainability | Climate
Annualised damage risk | Group and regional

		Intermediate emissions scenario			High emissions scenario
	Present	2030	2040	2050	2030	2040	2050	Dominant perils

Rio Tinto Group

Africa								Soil movement

Asia								Freeze thaw

Australia East and New Zealand								Coastal inundation

Australia West								Coastal inundation

Canada East								Surface water flooding

Canada West								Riverine flooding

Europe and Middle East								Coastal inundation

South America								Soil movement

US								Riverine flooding

Low risk (<0.2%)	Medium risk (0.2-1%)	High risk (>1%)

Productivity loss results
The table above describes the risk to the portfolio as a result of annualised damage, exclusive of business interruption or
productivity loss impacts. Initial analysis indicates that assets in
Western Australia are most likely to be impacted by productivity losses as a result of climate change. The number of assets at risk of significant disruption is forecast to more than double under a high emissions scenario, driven by a significant rise in coastal inundation risk. Assets in Europe are not at risk of significant PL disruption in the short term, however from 2040 onwards the risk from coastal inundation increases. Sites in other regions are lower risk, with less than 1% of assets facing significant disruption from climate change, even by 2050.
Overall, RCPs used follow broadly the same trajectory to 2040 before diverging, largely owing to carbon emissions already
embedded within the climate system. Therefore, physical risk impacts out to 2040 will likely remain similar across all scenarios assessed, with the level of physical risk post-2040 differentiating more strongly under each climate scenario.
Where specific impacts have been identified through our Climate
Change Resilience Assessments, they have been noted accordingly.
Our adaptation actions remain consistent across all scenarios, supported by investments in sustaining and development capital to embed resilience into both asset design and ongoing operations.
We remain resilient to identified physical climate risks due to our robust adaptation and resilience measures.

Annual Report on Form 20-F 2025	81	riotinto.com
Strategic report | Our approach to sustainability | Climate
Climate-related metrics and data
We disclose the quantitative climate-related targets we have set, supported by key metrics that help us track progress against our decarbonisation objectives and manage our climate-related risks and opportunities. We have also disclosed other sustainability-related KPIs, metrics and targets aligned with our objective of maintaining strong sustainability and social licence credentials, summarised on page 35 and detailed within the “Our approach to sustainability” section of this Form 20-F. The table below presents the metrics used to assess performance against our climate-related targets.

Climate-related target[1,2]	Climate related metric
Reduce emissions from our own operations 50% by 2030, net zero by 2050	–Scope 1 and 2 emissions from our operations
Steel value chain targets	– See Scope 3 emissions: Partner to decarbonise our value chains table below.
Alumina decarbonisation targets
Shipping decarbonisation targets
Procurement decarbonisation targets
Cross-industry metrics	Reference
Amount and percentage of assets/business activities vulnerable to climate- related transition risks
–% and amount of Scope 1 GHG emissions covered under an emissions-limiting regulation, see table below
–% and amount of hard-to-abate emissions, page 76
–% and amount of operating costs exposed to fossil fuels, page 76

Amount and percentage of business activities vulnerable to climate-related physical risks	–% and amount of assets exposed to unmitigated physical risks, see page 75, supplemented by annualised damage risk score, page 80
Amount and percentage of business activities aligned with climate-related opportunities	–Transition materials metrics: KTM and OTM production[3], page 83 –% and amount of hard-to-abate emissions, page 76
Capital expenditure, financing or investment deployed towards climate- related risks and opportunities	–Decarbonisation spend, page 58 –Transition materials metrics: capital expenditure, page 83
Internal carbon price	–See page 73 for our internal carbon price range and scenario parameters used to inform consensus price forecasts.
Percentage of executive management remuneration linked to climate- related considerations	–See pages 122-139 for our 2025 remuneration outcomes and the incorporation of climate-related measures in the STIP and LTIP.
1.For the purposes of this disclosure, a climate-related target is a specific, measurable objective that includes a defined metric, baseline, and timeframe to track progress toward reducing greenhouse gas emissions or achieving other climate outcomes. Any other goal or objective that does not include these measurable elements is referred to as a climate-related commitment, which reflects a strategic aspiration rather than a formal target, and thus is not included in this table. Although these are not classified as formal climate-related targets for purposes of this disclosure, they still represent formal commitments and are intended to hold us accountable for progress toward our stated climate objectives.
2.The targets and commitments presented relate solely to those identified and adopted by Rio Tinto. In addition to these, we seek to comply with all applicable climate‑related laws, regulations and policy frameworks that contribute to national or regional climate objectives, including mechanisms such as Nationally Determined Contributions (NDCs) and the
Australian Safeguard Mechanism. While these frameworks establish requirements or objectives at a jurisdictional level, they are externally defined and are therefore not presented as Rio
Tinto targets.
3.We define climate-related opportunities as production and capital expenditure on key transition materials and other transition materials, as identified by the CA100+ Net Zero Standard for
Diversified Mining. The global energy transition, including growth in electric vehicles and renewable energy, is driving significant demand for aluminium, copper and lithium, creating an opportunity for us to be a leading supplier of these materials.

2025 Disaggregation of total gross Scope 1 and Scope 2 (location-based) GHG emissions (equity basis)	Scope 1	Scope 2	Total
Consolidated accounting group	14.4	2.7	17.1
Other investee (e.g. investment in associate and joint venture)	9.6	5.8	15.4
Total	24.0	8.5	32.5
This table is the disaggregation of Scope 1 and Scope 2 GHG emissions between the consolidated accounting group and other investees. The grouping is determined by the financial definitions, but the emissions are calculated using the equity share method and percentages of emissions per site aligned with the carbon accounting protocol. Scope 2 GHG emissions are location-based.

Scope 1 GHG emissions covered under an emissions-limiting regulation (Mt CO2e) (equity basis)	2025
Total gross global Scope 1 GHG emissions covered under emissions-limiting regulations (Mt CO2e)	19.6
Total gross global Scope 1 GHG (Mt CO2e)	24
% Global Scope 1 GHG emissions covered under an emissions-limiting regulation	82%
Emissions-limiting regulations applicable to Rio Tinto are listed in the Scope 1, 2 and 3 Emissions Calculation and Climate Methodology - 2025 Addendum,
available at riotinto.com/climatereporting (page 3).
Carbon credits retired towards net emissions, actual equity basis

Project description	Carbon credit type	Project type	Mitigation activity type	Certification scheme	Location	Vintage	2025 Quantity retired for compliance	Quantity held for planned 2026 compliance (retired in 2026)[1]
Savanna fire management with Traditional Owner co-benefits	ACCU	Nature- based	Avoidance	Clean Energy Regulator	Australia	VY21-25	112,583	230,000
Human-induced regeneration	ACCU	Nature- based	Removal	Clean Energy Regulator	Australia	VY21-25	424,920	401,576
Total							537,503	631,576
Total credits counted towards net emission for the current reporting period (year ended 31 December 2025)								1,169,079
1.This is estimated based on our Scope 1 emissions for the period 1 July - 31 December 2025. See further required detail in our 2025 Sustainability Fact Book (available at riotinto.com/
sustainabilityreporting, tab “carbon credits”); and our 2025 Scope 1, 2 and 3 Emissions Calculation and Climate Methodology - 2025 Addendum (available at riotinto.com/
climatereporting, page 3).

Annual Report on Form 20-F 2025	82	riotinto.com
Strategic report | Our approach to sustainability | Climate
Scope 1, 2 and 3 GHG emissions – actual equity basis

Equity greenhouse gas emissions (Mt CO2e)	2025	2024	2023	2022	2021
Scope 1 emissions	24.0	23.0	23.3	22.8	22.8
Scope 2: Market-based emissions[1,2]	7.5	6.9	9.3	9.6	10.1
Total gross Scope 1 and Scope 2 (market-based) GHG emissions (equity basis)	31.5	29.9	32.7	32.3	32.9
Carbon credits[3]	1.2	1.0	—	—	—
Total net Scope 1 and Scope 2 GHG emissions (equity basis) (with carbon credits retired)	30.3	28.8	32.7	32.3	32.9
Scope 2: Location-based emissions[4]	8.5	7.8	7.8	8.2	8.5
Scope 3 emissions	575.7	569.8	572.5	572.3	558.3
Operational emissions intensity (t CO2e/t Cu-eq)(equity)[5]	6.1	6.3	7.0	7.1	7.3
Direct CO2 emissions from biologically sequestered carbon (eg CO2 from burning biofuels/biomass)[6]	0.8	0.5	—	—	—
Queensland Alumina Limited (QAL) is a tolling company and is 80% owned by Rio Tinto and 20% owned by Rusal. However, as a result of the Australian Government’s sanction measures,
QAL is currently prevented from tolling for Rusal and Rio Tinto is currently utilising 100% of the tolling capacity at QAL. Our 2025 equity emissions and our 2018 baseline have been updated this year to include QAL emissions on the basis of Rio Tinto’s 100% offtake of production.
1.Scope 2: market-based emission purchases reported as zero include Oyu Tolgoi, ISAL aluminium, Resolution Copper, Weipa, Richards Bay Minerals and Kennecott Copper with surrendered
Renewable Energy Certificates (RECs). Escondida and QMM have contracts with energy attributes (EACs).
2.Scope 2: Market-based method counts commercial decisions to purchase the unique rights to renewable energy as zero emissions and applies a residual mix factor (or similar) to the remaining
MWh purchased. The residual mix factor is typically equivalent to the grid intensity with renewable attributes that have been sold removed from the factor. Scope 2 emission factors are consistent with the Australian National Greenhouse and Energy Reporting Measurement Determination 2008 for Australian operations location-based reporting. For non-Australian operations, where possible, factors are sourced from public grid level data or electricity retailers. For market-based reporting, Scope 2 includes the use of RECs and all contracts where we have the exclusive rights to the renewable energy attributes. .
3.Carbon credits used towards our 2025 net emissions calculation include Australian Carbon Credit Units (ACCUs) that were retired for compliance for the period 1 January to 30 June
2025 plus a projection of the number of ACCUs we expect to retire for the period 1 July to 31 December 2025. This projection is based on our Scope 1 emissions for the period 1 July -
31 December 2025. For details, refer to the “Carbon credits” tab in our 2025 Sustainability Fact Book (available at riotinto.com/sustainabilityreporting).
4.Location-based method reflects the emissions grid intensity of the location which the operation is located and includes the percentage of renewables that make up the total unadjusted grid intensity. Total gross Scope 1 and Scope 2 (location-based) GHG emissions (equity basis): 32.5 Mt CO2e.
5.Historical information for copper equivalent intensity has been restated in line with the 2025 review of commodity pricing to allow comparability over time.
6.GHG Protocol Corporate Accounting and Reporting Standard recommends disclosure of CO2 emissions from biologically sequestered carbon for transparency. These are from biofuel use and are not classified as our Scope 1 emissions.
Energy - equity basis

2025 Total energy use breakdown by product group	Aluminium & Lithium	Iron ore	Copper	Other	Energy use (PJ)	Electricity generation and use (GWh)
Total energy consumed (PJ)	379.1	32.3	59.4	46.0	516.8	65,104.0
% of renewable electricity used						77%
Energy consumption includes energy from all sources, including energy purchased from external sources and energy produced (self-generated). Energy reported excludes exports of energy to third parties.
Proposed updates to the IFRS S2 Climate-related Disclosures guidance includes energy purchased under power purchase agreements (PPAs) supported by renewable energy certificates
(RECs) or guarantees of origin (GOs), direct contractual arrangements for renewable electricity supply, renewable electricity from self-generation, and renewable energy consumed from biomass-based fuels. Although these revisions have not yet been formally adopted, we have updated our reporting to reflect this definition, as it provides clearer alignment with the GHG
Protocol Scope 2 Guidance on what is considered renewable energy under a market-based method, as well as with our existing methodologies.
In 2025, changes were announced in relation to Minerals portfolio and alternative product group naming and structure. Lithium is added in with the renamed "Aluminium and Lithium" PG,
Iron ore of Canada moved into Iron Ore, Rio Tinto Iron and Titanium, Borates and Diamonds are reported in the table above under "Other".
For a more detailed breakdown of 2025 total energy use and electricity by Product Group, see the "Energy" tab in our 2025 Sustainability Fact Book (available at riotinto.com/sustainabilityreporting).
Scope 3 GHG emissions – equity basis

Sources of Scope 3 equity GHG emissions (Mt CO2e)	2025	2024	2023	2022	2021
Upstream emissions
1. Purchased goods and services	12.8	12	15.2	16.7	19.5
2. Capital goods	1.8	1.7	2.2	1.8	1.9
3. Fuel and energy-related activities	4.5	4.2	4.4	4.5	4.5
4. Upstream transportation and distribution	7.1	6.5	6.8	6.5	5.9
5. Waste generated in operations	0.1	0.1	0.1	0.1	0.1
6. & 7. Business travel and employee commuting	0.6	0.5	0.8	0.5	0.4
Downstream emissions
9. Downstream transportation and distribution	2.9	2.1	2.4	2.3	2.7
10. Processing of sold products
–Iron ore	398.5	395.9	399.9	386.6	364.6
–Bauxite and alumina	135.2	134.0	127.1	138.2	144.5
–Titanium dioxide feedstock	4.7	4.5	4.9	5.9	4.9
–Copper concentrate	1.1	0.7	0.5	0.5	0.5
–Salt	5.6	6.6	7.0	7.1	7.2
–Other	0.8	1.0	1.2	1.6	1.6
Total	575.7	569.8	572.5	572.3	558.3
Note: The sum of the categories may be slightly different to the Rio Tinto total due to rounding.
The following categories are excluded for the reasons provided:
Category 11 (Use of sold products): Not applicable since Rio Tinto does not produce fossil fuels or manufacture products applicable to this category.
Category 8 (Upstream leased assets); Category 12 (End-of-life treatment of sold products); Category 13 (Downstream leased assets); Category 14 (Franchises) - Not applicable since Rio
Tinto does not lease significant upstream and downstream assets or have franchised operations. In relation to end-of-life treatment, our products, and end use materials from our products, are predominantly recycled.
Category 15 (Investments) -This category is for reporting emissions from company investments not already reported in Scope 1 and 2. Rio Tinto reports using the equity share approach, so all Scope
1 and 2 emissions from managed and non-managed investments are included in Scope 1 and 2 reporting and Scope 3 emissions within other applicable categories of Scope 3 reporting.
In 2025, Scope 3 emissions from acquired Arcadium Lithium assets were included as well as 100% of QAL.
For spend-based emissions, the currency and country-specific inflation factors have been refreshed, along with the full alignment to EXIOBASE dataset. Restatements to 2024 values are reflective of these changes.
Simandou produced first ore in 2025, emissions from produced iron ore in Simandou are not yet included in Cat 10 and Cat 4/9. This is because the production quantities used in the calculations are based on 2025 Fourth Quarter Operations Review Iron Ore Shipments.
For further details on Scope 3 reporting refer to the Scope 1, 2, and 3 Emissions Calculation and Climate Methodology 2025 Addendum (available at riotinto.com/climatereporting, pages 4-6).

Annual Report on Form 20-F 2025	83	riotinto.com
Strategic report | Our approach to sustainability | Climate
Transition materials metrics
Our products are classified as key transition materials (KTM) and other transition materials (OTM), aligning with the CA100+ Net Zero
Standard for Diversified Mining Companies. Iron ore and gold are classified as transition neutral materials (TNM). Of the consolidated sales revenue disclosed below, KTMs accounted for US$7,608 million (13%) in 2025 and US$4,728 million (9%) in 2024.

Commodity	Classification	Year ended 31 December	Emissions Mt CO2e5,6	Production[1]	Consolidated sales revenue[2] $ millions	Capital expenditure[3] $ millions	Operating assets[4] $ millions	2026 guidance Rio Tinto production share, unless otherwise stated
Lithium[7] ('000 tonnes)	KTM	2025	0.2	46	944	1,365	9,783	61 to 64 LCE kt
		2024	–	N/A	–	155	1,088
Copper[8] (mined) ('000 tonnes)	KTM	2025	2025: 0.9 2024: 1.0	735	2025: 6,664 2024: 4,728	2025: 1,872 2024: 2,055	2025: 22,992 2024: 22,124	Copper (consolidated basis): 800 to 870kt
		2024		624
Copper[8] (refined) ('000 tonnes)	KTM	2025		190
		2024		248
Silver (mined) ('000 ounces)	OTM	2025		5,516	2025: 158 2024: 98			Guidance not provided
		2024		4,236
Silver (refined) ('000 ounces)	OTM	2025		1,838
		2024		2,314
Molybdenum ('000 tonnes)	OTM	2025		5	2025: 263 2024: 159
		2024		3
Gold (mined) ('000 ounces)	TNM	2025		464	2025: 1,922 2024: 797
		2024		282
Gold (refined) ('000 ounces)	TNM	2025		117
		2024		144
Aluminium[9] ('000 tonnes)	OTM	2025	16.7	3,380	11,275	1,461	13,039	3.3 to 3.5Mt
		2024	16	3,296	9,363	1,256	12,017
Alumina[9] ('000 tonnes)	OTM	2025	6.4	7,593	1,272	289	689	7.6 to 8Mt
		2024	5.7	7,303	1,522	279	804
Bauxite[9] ('000 tonnes)	OTM	2025	0.9	62,400	2,848	231	2,105	58 to 61Mt
		2024	1	58,653	2,110	159	2,289
Minerals[10] (‘000 tonnes/carats)	OTM/TNM	2025	1.8	See footnote 12	2,702	349	3,693	See footnote 13
		2024	1.7		2,954	379	3,662
Iron ore[11] ('000 tonnes)	TNM	2025	3.7	290,639	28,376	6,612	26,678	Total iron ore sales guidance: 343 to 366Mt14
		2024	3.7	287,676	30,804	5,108	20,903
Thermal and metallurgical coal	Not applicable	2025	–	–	–	–	–	–
		2024	–	–	–	–	–	–
1.Production figures are measured according to Rio Tinto's ownership % share of each site. For further details on the % share, see pages 276-277 where these have been highlighted.
2.Consolidated sales revenue by product, as defined within Consolidated sales revenue by product on page 180, include 100% of subsidiaries’ consolidated sales revenue and Rio Tinto’s share of the consolidated sales revenue of joint operations but exclude equity accounted units. The product analysis above does not include certain other products and freight services disclosed in note 6 on page 180, which are not considered material.
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
5.Scope 1 and 2 emissions are measured on an equity basis and align to the Rio Tinto ownership % share used to record production values. For additional information on our emissions methodology, see our 2025 Sustainability Fact Book.
6.The emissions in this table are Scope 1 and 2 GHG emissions (market-based) for the operating sites producing the commodity listed. The total differs from the full Group share reported numbers as these exclude development, closure sites, marine shipping, aluminium recycling and corporate emissions.
7.Figures exclude Jadar following the November 2025 announcement that the project will be placed under care and maintenance.
8.Copper production from Oyu Tolgoi, Kennecott and Escondida has been certified under the Copper Mark system. The Copper Mark certification for Escondida has been obtained via
BHP which is the majority partner.
9.For a list of assets certified under the Aluminium Stewardship Initiative, see our 2025 Sustainability Fact Book.
10.Minerals comprise titanium dioxide slag (OTM), borates (TNM), salt (TNM) and diamonds (TNM).
11.Iron ore production refers to saleable production, after crushing, screening and beneficiation processes. For purposes of this disclosure, Simandou's 2025 production has been included, which represents crushed ore at the mine gate.
12.2025 mineral production is as follows:
(a)Titanium dioxide slag, (‘000 tonnes): 975 (2024: 990)
(b)Borates (‘000 tonnes): 502 (2024: 504)
(c)Salt (‘000 tonnes): 4,750 (2024: 5,823)
(d)Diamonds (‘000 carats): 4,429 (2024: 2,759)
13.Our strategic reviews are advancing as planned, with the next phase focused on identifying the best path to unlock value. As such, we will no longer provide production guidance for Iron and Titanium, and Borates, while this process is underway.
14.Wet metric tonne basis.

Annual Report on Form 20-F 2025	84	riotinto.com
Strategic report | Our approach to sustainability | Climate
GHG emissions methodology
Our emissions reporting complies with the World Resources Institute
(WRI) and World Business Council for Sustainable Development
(WBCSD)’s Greenhouse Gas (GHG) Protocol: A Corporate
Accounting and Reporting Standard (Revised Edition) (2015), GHG
Protocol Corporate Value Chain (Scope 3) Accounting and
Reporting Standard (2013) and the Technical Guidance for
Calculating Scope 3 Emissions (version 1.0).
Emissions are reported using the equity share approach, which attributes GHG emissions according to the company’s economic interest in each asset. Where ownership changes occur during the reporting year, emissions are apportioned to reflect the actual equity share over time. For consistency in tracking progress against targets, we report baseline emissions on an adjusted equity basis. This method applies our current economic interest (equity share) to all operational emissions, standardised to current corporate and asset ownership back through to the 2018 base year (adjusted equity).
Adjustments are made for acquisitions and divestments; expansions or closures do not result in changes.
Scope 1 emissions are direct GHG emissions from facilities we own or control, including fuel use, onsite electricity generation, anode and reductant use, process emissions, land management and livestock.
Emission factors are sourced from applicable national or regional reporting schemes, or from the Intergovernmental Panel on Climate
Change (IPCC) Guidelines for National Greenhouse Gas Inventories,
where local factors are unavailable.
Scope 2 emissions arise from purchased electricity, heat or steam.
From 2023, we report Scope 2 using both the location-based
method, which reflects grid emissions intensity, and the market-
based method, which accounts for contractual instruments such as renewable energy certificates and exclusive energy attribute contracts. Emission factors are sourced from the National
Greenhouse and Energy Reporting (Measurement) Determination
2008 for Australian operations, and from public grid data or electricity retailers for non-Australian operations.
Scope 2 emissions are reported on both an equity share and 100%
managed basis (where indicated).
Scope 3 emissions are indirect GHG emissions generated as a result of activities undertaken across the value chain, either upstream or downstream of our operations. These are calculated in accordance with the GHG Protocol Corporate Value Chain (Scope 3) Accounting and
Reporting Standard (2013) and supporting technical guidance. Scope 3 emissions are reported on an equity share basis and include the most material categories: processing of sold products (including iron ore, bauxite and alumina), purchased goods and services, and upstream transportation and distribution.
Total GHG emissions are calculated as Scope 1 plus Scope 2
emissions, minus carbon credits retired from recognised sources.
For further detail on calculation methodologies, key assumptions and emission factors, see our 2024 Scope 1, 2 and 3 Emissions
Calculation and Climate Methodology report and the 2025
Addendum (available at riotinto.com/climatereporting).

Scope 1 and 2 emissions: Reduce emissions from our own operations
Target details	2025 target: Reduce our net Scope 1 and 2 emissions by 15% by 2025 (relative to 2018 levels1)
2030 target: Reduce our net Scope 1 and 2 emissions by 50% by 2030 (relative to 2018 levels1)
2050 target: Net zero by 2050 (relative to 2018 levels)
Target setting
Metric:	Operational emissions: Scope 1 and 2 GHG emissions, adjusted[1] equity basis
Objective:	Mitigation of Scope 1 and 2 GHG emissions
Scope:
Applies to our economic interest (equity share) of all operational emissions, standardised to current corporate and asset ownership in the 2018 base year (adjusted equity). Our targets cover more than 95% of our operational emissions. Scope 2 emissions are calculated using the market-based method.

Base year period:	2018
Target type:	Percentage (2030), Absolute (2050)
Influence of international climate agreements:	Targets support the Paris Agreement objectives
Approach to target management
Third-party validation:
In 2021, an external assurance provider, provided limited assurance over the alignment of our targets with efforts to limit warming to
1.5°C. Scope 1 and 2 GHG emissions are audited to reasonable assurance annually by the third-party auditors which validates Rio
Tinto's performance against target.
In 2025, an external assurance provider, provided limited assurance over our 2025 progress reporting against our CAP in addition to its reasonable assurance of our Scope 1 and 2 emissions, and limited assurance of Scope 3 emissions.

Review process:
Decarbonisation review sessions are held each year as part of the regular ExCo schedule to discuss the overall decarbonisation roadmap and abatement portfolio. This includes any future changes to our targets or commitments should they be necessary.

Revisions to the target:	Any revision to the target will be disclosed and explained in the Rio Tinto Annual Report. No revisions have been made to the target in the current period.
Greenhouse gas emissions targets
GHGs covered by the target:	CO2, CH4, N2O, HFCs, PFCs, SF6. (NF3 is not applicable)
Gross vs. net emissions target:	Net emissions target: 50%, Gross emissions target: 40%
Sectoral decarbonisation approach:
While there is no universal standard for determining the alignment of targets with the Paris Agreement goals, we concluded that our
Scope 1 and 2 target for 2030 was aligned with efforts to limit warming to 1.5°C when we set it in 2021. Our targets were not set using a sectoral decarbonisation approach as there was no sector-specific methodology then. This remains the case today.

Planned use of carbon credits:
The use of carbon credits towards our target will be limited to 10% of our 2018 baseline. In 2025, our net emissions include the use of
Australian Carbon Credit Units (ACCUs) by our Australian assets to comply with the Safeguard Mechanism in the calendar year 2025.

Performance against targets
Progress achieved Scope 1 and 2 GHG emissions (adjusted equity basis) (Mt CO2e)[1]	Gross: 2025: 31.5 | 2024: 31.7 | 2018: 36.7 Net: 2025: 30.4 | 2024: 30.7 | 2018: 36.7 See page 55 for additional details on progress against our Scope 1 and 2 targets.
1.We adjust our baseline to exclude reductions achieved by divesting assets and to account for acquisitions. Changes to our 2018 baseline include: Acquisition of Arcadium Lithium portfolio of sites, change in equity to Winu from 100% to 70% due to the new joint venture with Sumitomo Metal Mining Co. Due to the adjusted economic interest relating to offtake of production in
Queensland Alumina (utilising 100% of tolling capacity), the baseline has been updated to reflect 100% instead of 80% share.

Annual Report on Form 20-F 2025	85	riotinto.com
Strategic report | Our approach to sustainability | Climate

Scope 3 emissions: Partner to decarbonise our value chains
Target details	Steel decarbonisation
	Support our customers’ ambitions to reduce their carbon emissions from blast furnace-basic oxygen furnace (BF-BOF) process by 20-30% by 2035.	Reduce our net Scope 3 emissions from IOC high- grade ores by 50% by 2035 relative to 2022.	Commission a shaft furnace (DRI) + Electric Smelting Furnace (ESF) pilot plant by 2028, in partnership with a steelmaker.	Finalise study on a beneficiation pilot plant in the Pilbara by 2026.
Target setting
Metric:	% reduction in carbon emissions from BF-BOF process	Net Scope 3 emissions from IOC high grade ores	Commissioning status of DRI + ESF pilot plant	Completion status of beneficiation pilot study
Objective:
To partner with customers and suppliers to decarbonise the steel value chain by supporting their emissions reduction ambitions and accelerating the development and adoption of low-emissions technologies, thereby reducing our Scope 3 emissions.

Scope:	Customer operations (Scope 1 and 2 for steelmakers using BF- BOF process)	Processing emissions from Rio Tinto IOC high-grade iron ore	Shaft furnace DRI + ESF pilot plant	Beneficiation pilot plant in the Pilbara
Base year period:	Customer specific baseline year	2022	Target date is 2028, base year does not apply	Target date is 2026, base year does not apply
Target type:	Percentage	Percentage	Action-based (engagement and process improvement, not expressed as absolute or percentage emissions reduction)
Influence of international climate agreements:	Our Scope 3 steel decarbonisation targets and commitments have not been influenced by international agreements.
Approach to target management
Third-party validation:
We engage an external assurance provider to provide limited assurance on our Scope 3 emissions calculations and progress made in relation to the 4 most significant categories of our Scope 3 footprint: steel and aluminium value chains, shipping and procurement.
Scope 3 emissions reduction targets and methodologies have not been independently validated, however, they have undergone our internal review and validation processes and are subject to regular review to ensure continued relevance. See review process below.

Review process:
Decarbonisation review sessions are held each year as part of the regular ExCo schedule to discuss the overall decarbonisation roadmap and abatement portfolio. This includes any future changes to our targets or commitments should they be necessary.

Revisions to the target:
The following targets have been revised in the year:
–Commission a shaft furnace – direct reduced iron (DRI) + electric smelting furnace (ESF) pilot plant by 2028 (revised from 2026), in partnership with a steelmaker.
–The BioIronTM pilot plant work, and associated commissioning target, has been paused.
See page 65 for further detail.

Greenhouse gas emissions targets
GHGs covered by the target:	CO2, CH4, N2O
Gross vs. net emissions target:	Not applicable to action-based targets. All other steel decarbonisation Scope 3 targets are set on a gross basis, as we do not currently plan to use or retire carbon credits to achieve these targets.
Sectoral decarbonisation approach:
Not applicable to action-based targets. All other steel decarbonisation Scope 3 targets have not been derived using a sectoral decarbonisation approach. Instead, we have set these targets based on what we can achieve practically and effectively under each category.

Planned use of carbon credits:	Not planned.
Performance against targets
Progress achieved as at year-end:	See pages 65-67 for detail on how we are progressing against our Scope 3 targets.

Annual Report on Form 20-F 2025	86	riotinto.com
Strategic report | Our approach to sustainability | Climate

Scope 3 emissions: Partner to decarbonise our value chains (continued)
Target details	Shipping decarbonisation			Alumina	Procurement
	Reach net zero shipping by 2050 across our shipping footprint	10% of time-chartered fleet to be running on low-carbon fuels by 2030 and progressing to 100% of time-chartered fleet by 2040	Reduce emissions intensity by 40% by 2025 and deliver 50% intensity reduction by 2030	In 2025, partner with at least 2 bauxite customers with the goal of improving energy efficiency and reducing emissions	Engage with 50 of our highest-emitting suppliers on emissions reduction	Implement decarbonisation evaluation criteria for new sourcing in high- emitting categories
Target setting
Metric:	Net shipping emissions (Mt CO₂e)	% of time-chartered fleet operating on low-carbon fuels	Shipping emissions intensity	Number of partnerships	Number of suppliers engaged	Decarbonisation evaluation criteria for new sourcing in high- emitting categories
Objective:	To decarbonise our shipping footprint by improving energy efficiency, transitioning to low-carbon fuels, and partnering with industry stakeholders to achieve net zero shipping by 2050.			Improve energy efficiency and reduce emissions in alumina refining through technical solutions	Reduce upstream Scope 3 emissions by driving supplier accountability and integrating decarbonisation into procurement decisions
Scope:	Emissions from the shipping of our products	Time-chartered fleet only; applies to use of low‑carbon fuels	Emissions from Rio Tinto-managed bulk marine shipping	Emissions from alumina refining at customer operations processing Rio Tinto bauxite	Upstream emissions from goods and services procurement	Upstream emissions from procurement in high-emitting categories
Base year period:	No base year	No base year	2008 (IMO’s baseline year)	No base year	No base year	No base year, ongoing
Target type:	Absolute	Percentage	Intensity	Action-based target (engagement and process improvement, not expressed as absolute or percentage emissions reduction)
Influence of international climate agreements:	Our Scope 3 targets and commitments have not been influenced by international agreements.
Approach to target management
Third-party validation:
We engage an external assurance provider to provide limited assurance on our Scope 3 emissions calculations and progress made in relation to the 4 most significant categories of our Scope 3 footprint: steel and aluminium value chains, shipping and procurement. Our emissions intensity reduction target and methodology was independently reviewed and validated by DNV Maritime Advisory Services and an external assurance provider in 2023.
Other shipping decarbonisation targets and methodologies have not been independently validated, however, they have undergone our internal review and validation processes and are subject to regular review to ensure continued relevance. See review process below.

Review process:
Decarbonisation review sessions are held each year as part of the regular ExCo schedule to discuss the overall decarbonisation roadmap and abatement portfolio. This includes any future changes to our targets or commitments should they be necessary.

Revisions to the target:	Any revision to the target will be disclosed and explained in the Rio Tinto Annual Report. No revisions have been made to the target in the current period.
Greenhouse gas emissions targets
GHGs covered by the target:	CO2, CH4, N2O			CO2, CH4, N2O	CO₂, CH₄, N₂O, SF₆, HFCs, and PFCs.
Gross vs. net emissions target:	All Scope 3 targets are set on a gross basis, as we do not currently plan to use or retire carbon credits to achieve these targets.
Sectoral decarbonisation approach:
Our shipping targets have been informed by sectoral
decarbonisation pathways, including those established by the
International Maritime Organization and industry initiatives such as the First Movers Coalition, which guided the timing and ambition of our emissions intensity reductions and fuel transition commitments.

Alumina and procurement Scope 3 targets have not been derived using a sectoral decarbonisation approach. Instead, we have set these targets based on what we can achieve practically and
effectively under each category.

Planned use of carbon credits:	Not planned.
Performance Against Targets
Progress achieved as at year-end:	See pages 65-67 for detail on how we are progressing against our Scope 3 targets.

Annual Report on Form 20-F 2025	87	riotinto.com
Strategic report | Our approach to sustainability
Governance
Our reputation as a business that operates with high levels of integrity depends on the actions we take and decisions we make each day. We expect our people to uphold the highest standard of integrity, act ethically, and do the right thing for each other, for our partners and for the communities where we operate.

Transparent, values-driven
performance culture
We empower our people to seek guidance when faced with ethical or business dilemmas – both to prevent incidents from occurring, and to protect them and others from harm. The way we treat our people, our partners, the environment and the communities where we work, and how we conduct business, is what makes us a
responsible partner of choice.
Code of Conduct and annual training
The Way We Work is our Code of Conduct (“the Code”). It sets the foundation for doing business the right way and reflects our significant ambitions for a safe and sustainable future. Our Code applies to everyone who works for Rio Tinto, including our Board,
Executive Committee, employees and third parties working under the direction of Rio Tinto.
Our employees are required to complete annual mandatory training on the Code. In 2025, we tailored the training to employee needs through adaptive learning. This training sets the foundation for how we work, guiding ethical decision making and reflecting the safe and respectful environment we want to achieve for our people. The annual training incorporates topics across all areas of the Code and is designed to help employees and contractors understand what’s expected of them, providing guidance for making decisions
consistent with our values of care, courage and curiosity.
The 2025 annual online training was released in September and has been completed by 21,693 employees. The offline version has been completed by 17,182 employees. Our Executive Committee
attended an immersive face-to-face session on the Code.
In addition to annual mandatory Code training, the Ethics and
Compliance team delivered additional risk-based face-to-face training on anti-bribery and corruption, data privacy, anti-trust and trade sanctions. A total of 7,519 employees received this training in
2025. We also provided business integrity training to our third parties on a risk basis.

For information on our Code of Conduct, see riotinto.com/ethics
Ethics & Compliance program developments
We have continued to enhance our ethics and compliance program to align with our risk profile and to changes in the regulatory landscape across the countries where we operate. During the year, we undertook a maturity assessment of our program, which
concluded our program has a higher level of maturity than
benchmarked peers.
In 2025, we:
•Continued to enhance our compliance monitoring framework and are in the process of implementing an analytics-driven compliance monitoring solution to complement our existing program.
•Undertook ethical perception assessments across selected sites to better understand the ethical culture and inform compliance priorities.
•Further embedded our Compliance Champions program,
developing and leveraging a site-level network of employees to promote an ethical culture.
•Simplified our Data Privacy Compliance Program. This included integrating our Privacy Threshold Assessment and Privacy Impact
Assessment into a single Privacy Risk Review, while continuing to ensure compliance with new and changing privacy legislation
across the jurisdictions where we operate.
•Integrated Data Governance (previously within Information
Systems & Technology) with Data Privacy, focusing on a
business-oriented operating model and framework.
•Launched our new Third Party Risk Management (TPRM) system
that introduces automated review and clearance of low-risk third parties, allowing analysts to spend more time assessing higher-
risk third parties. For more information, see our
2025 Sustainability Fact Book.
•Issued a new Sanctions & Trade Controls Standard and continued
to strengthen our Sanctions Compliance Program through
enhanced third-party sanctions screening processes, deep dive reviews across parts of the business with higher sanctions
exposure, and increased employee training.
•Issued a new myVoice Standard covering Rio Tinto’s
whistleblower and confidential reporting program.

For further information on the ethics and compliance program, see riotinto.com/ethics

Annual Report on Form 20-F 2025	88	riotinto.com
Strategic report | Our approach to sustainability | Governance
myVoice, our confidential reporting program
A respectful and inclusive workplace, with a strong ethical
culture that reflects our values, must include a safe space where individuals can speak up with confidence and without fear of retaliation. A strong culture of speaking up enables us to identify and address potential issues swiftly, respond appropriately, minimise risk, and ensure care for our people and the communities where we operate.
The myVoice program enables confidential and anonymous
reporting, including protected whistleblower disclosures. myVoice is operated by the Ethics & Compliance function, with regular reporting to the Board Audit and Risk Committee and the Group Ethics &
Compliance Committee (a sub-committee of the Executive
Committee).
The number of reports received to myVoice1 continues to increase yearly, with 1,9422 reports in 2025 (2024: 1,920). The reporting rate per 100 headcount rose to 3.41 in 2025 from 3.38 in 2024, with 51%
(2024: 54%) of reporters willing to reveal their identity. The percentage of anonymous reporters has increased each year since
2022. Of the 608 reports investigated, the substantiation rate was
43% (2024: 44% of 642).3

myVoice by case class (and % of substantiated reports)

	2025		2024		2023		2022		2021
Case rate (number of reports per 100 headcount)	3.41		3.38		2.91		2.81		2.57
Reports received[1]	1,942[2]		1,920		1,614		1,459		1,246
	Reports received	Reports substantiated[3]	Reports received	Reports substantiated³	Reports received	Reports substantiated	Reports received	Reports substantiated	Reports received	Reports substantiated
Business integrity	298	37%	307	42%	249	52%	210	52%	154	36%
Personnel	1,341	48%	1,340	46%	1,201	55%	1,034	65%	819	57%
Health, safety, environment	156	75%	139	52%	107	61%	120	47%	186	22%
Communities	13	8%	8	0%	5	0%	10	0%	6	0%
Information security	53	30%	55	40%	22	0%	17	67%	18	36%
Finance	6	0%	7	25%	3	50%	1	0%	0	0%
Other	75	0%	64	40%	27	0%	67	33%	63	14%
1.Each myVoice report may include multiple allegations. Where figures in this table slightly differ from previous reported periods, this can be due to factors including reopening of reports, case class reclassification, internal reviews and quality assurance processes.
2.Includes 86 reports related to the former Arcadium Lithium business, 27 received directly to myVoice platform following re-branding and formal launch of the Code of Conduct on 30
September 2025.
3.The number of reports substantiated as a percentage of total reports investigated by Ethics & Compliance. A report is substantiated if one or more of the allegations contained in the report is substantiated. Can include reports received in previous year.
Care Hub
In 2025 we continued to embed the Care Hub, which is a
confidential service to access support, and explore non-investigative resolution options. Care Hub helps manage psychosocial risks, address systemic hazards and prevent harm.
The service is available to anyone directly or indirectly impacted by disrespectful or harmful workplace behaviours, such as bullying, harassment, sexual harm, racism and discrimination.
Care Hub supported 702 individuals in 2025 (up from 568 in 2024).
208 non-investigative resolutions were facilitated during the year, an increase from 167 in 2024.

For more information and periodic updates on the results of the myVoice program, visit riotinto.com/ethics
Transparency
We believe greater transparency and accountability are key to earning and building trust with partners, encouraging sustainable business practices, and translating taxes and royalties into beneficial outcomes for communities who host our operations.
Being transparent about our tax payments, mineral development contracts, beneficial ownership, and our stance on a range of other sustainability issues – such as climate change – allows us to enter into open, fact-based conversations with our stakeholders. This leads to a better understanding of everyone’s roles and
responsibilities.
We are a founding member of the Extractive Industries
Transparency Initiative (EITI), and a signatory to The B Team
Responsible Tax Principles. We report in full the requirements of the
“Tax” standard (GRI 207) of the Global Sustainability Standards
Board of the Global Reporting Initiative, including full country-by-
country reporting.
Political integrity
We do not favour any political party, group or individual, or involve ourselves in party political matters. We prohibit the use of company funds to support political candidates or parties. Our business integrity procedure includes strict guidelines for dealing with current and former government officials and politicians. They cannot be appointed to senior employee positions or engaged as consultants without the approval of executive management and our Chief Ethics and Compliance Officer. We regularly engage with governments and share information and our experiences on issues that affect our operations and our industry.
We join industry associations where membership provides value to our business, investors and other stakeholders. We outline the principles that guide our participation and the way we engage, and a list of the top 5 associations by membership fees paid, in our 2025
Industry Association Disclosure. We also track and disclose how we engage on climate policy issues, disclosing when the policies and advocacy positions adopted by industry associations differ materially from ours. We continue to strengthen our approach and disclosures on industry associations.

For more information, see riotinto.com/industryassociations
Voluntary commitments, accreditations
and memberships
We take part in global, national and regional organisations and initiatives that inform our sustainability approach and standards, helping us better manage our risks. These independent
organisations and initiatives assess and recognise our performance, and we participate in industry accreditation programs for some of our products.

For more information about our voluntary commitments, accreditations and memberships see riotinto.com/sustainabilityapproach

Annual Report on Form 20-F 2025	89	riotinto.com
Strategic report
Our approach to risk management
To deliver our strategy, in a way that creates value for
our customers, shareholders, employees and partners,
it is essential that we take risks responsibly.

Image: The Safe Production System team at the Laterrière plant, Canada.
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
This integration ensures we are effectively managing threats and opportunities to our business and host communities, as well as protecting the environments where we operate.
Our risk management process

Plan	Do	Check	Act

Define risk appetite Define the types and amount of risk we are seeking to take to deliver our strategy.	Perform risk assessment Identify, analyse, and evaluate risks to strategy and objectives.	Perform risk management Implement controls and actions to manage risks within appetite.	Perform risk assurance Verify controls are designed and operating effectively to manage risks within appetite. Undertake improvement actions where required.	Derive risk insights Derive insights from risk information to inform strategic and operational decisions.	Improve and embed Build risk capability and culture so active risk management is embedded in how we operate.
Our risk management process follows international standards and operates as a Plan-Do-Check-Act cycle. This provides a systematic yet flexible approach to respond to the dynamic business environment we operate in. When identifying and assessing risk, we take into account both financial and non-financial impacts on our business and people, the environment and communities where we operate. We assess the
materiality of each risk, enabling us to escalate when necessary and prioritise resources where they are most needed. We actively monitor how well we manage risks that are material to our objectives by verifying that the design of our response (actions and controls) remains resilient to changing conditions, and by checking the implementation of the response against our actual performance. We enhance the check step by applying the 3 lines of defence approach, which remains a core part of our risk management framework. We look to continually improve and strengthen our risk culture and framework through enhancing processes, tools and training.
We use an enterprise-wide risk management information system with integrated tools and applications to capture, manage and communicate material business risks. These tools support decision-
making and prioritisation through transparent, up-to-date data.
Our risk management governance structure
Our risk management framework is structured to assign
accountability for risks to leaders who are in the best position to address them, while offering support via specialist capabilities and expertise along with independent review and oversight.
The Board approves our risk appetite and oversees our material risks.
The Board is supported in monitoring a range of material financial and non-financial current and emerging risks by the Audit & Risk and
Sustainability committees. The Audit & Risk Committee also monitors the overall effectiveness of our risk management and internal control frameworks, our material risks and assurance activities. We are on schedule to meet the additional requirements that come into effect in
2026 under Provision 29 of the UK Corporate Governance Code (2024)
with respect to assessing the effectiveness of material controls. To identify and assess our material controls, we adopted a top-down, risk-
led methodology anchored to the Group’s material risks and our risk appetite. Dry run design and operating effectiveness testing of material controls was performed during 2025. We have also established a methodology for assessing any future deficiencies should they be identified. Regular updates have been provided to the Audit & Risk
Committee, with the Board maintaining visibility throughout the process.
In 2026, we will transition into business-as-usual, with continuous testing and monitoring. For more information see the Audit & Risk Committee report on page 115.
Pages 115-121 details the Audit & Risk and Sustainability
committees’ activities in 2025. The Board’s extensive range of skills, experience, and knowledge contributes to a well-rounded
perspective on risk management.
The Board has delegated responsibility for day-to-day management of the business to the Chief Executive, and through him, to other members of the Executive Committee under a Group delegation of authority framework. Our product groups and functions, along with risk-oversight-
focused executive and operational committees, support the Chief
Executive in the effective management of our material risks. Our
Enterprise Risk function is responsible for defining and maintaining the
Group’s risk framework and methodology globally, supporting risk assessments and delivering timely insights to executives and the Board.
Under our 3 lines of defence model, all employees are empowered to own and manage the risks that arise within their area of responsibility.
Our Enterprise functions are our 2nd line of defence, providing deep subject matter expertise and objective challenge. Our Internal Audit function provides independent assurance. Where required by law, or where deemed appropriate, we also engage third parties to provide independent assurance. Where risks are material to the Group, they are escalated to the Risk Management Committee and, as
appropriate, to the Board or its committees.

Annual Report on Form 20-F 2025	90	riotinto.com
Strategic report | Our approach to risk management
Our risk management governance structure – continued

Stakeholders
Board and Board sub-committees
Audit & Risk
Committee
Sustainability
Committee
People &
Remuneration
Committee
Delegations of authority
Chief Executive
Executive Management Committee
Aluminium &
Lithium product
group
Copper product
group
People and safety first, Operational excellence, Excel in development,
Strong sustainability and social licence
Risk appetite, risk culture, values
Executive steering committees
Risk Management Committee
Financial risks
Operational
risks
Enterprise Risk Management
Enterprise functions with specialist capabilities and expertise
Group Internal Audit
Third party assurance
Emerging risks
We operate in an industry where the risk environment is increasingly complex and interconnected. Our diverse portfolio and geographical footprint add to this complexity. Where sufficient information is available, we capture material risks that can impact our production, reputation and long-term prospects. These risks are outlined in the following Risk factors section. The Board reviews these risks periodically.
Emerging risks are new or evolving risks that are highly uncertain by their nature and have the potential to significantly impact the Group.
These emerging risks are typically driven by external forces, are less predictable and lack precedents, making them challenging to assess. We monitor these risks closely for changes in the external factors and reassess them as they evolve and new information is discovered.
Geopolitical risks remain a dominant global concern. They create uncertainty through geoeconomic confrontations, tensions between major economies, regional conflicts, and sanctions which could disrupt supply chains and market access. We continue to monitor global developments closely and stress-test the resilience of our business model, including our supply chains, through scenario planning to identify, and implement where possible, potential management responses. See material risk 3 for more details.
Climate change and the low-carbon transition remain critical emerging risks, with the potential to have a significant impact on our business and the communities where we operate. Physical risks such as extreme weather events, water scarcity, and shifting temperature patterns have the potential to disrupt production, impact supply chains, damage infrastructure and reduce workforce
productivity. Transition risks continue to arise as governments and regulatory bodies implement emissions regulations and carbon pricing mechanisms, alongside growing investor and societal
expectations for sustainability.
Nominations &
Governance
Committee
Chair’s
Committee
1st
line of
defence
Iron Ore product
group
Group functions
2nd
line of
defence
Compliance and
reporting risks
Portfolio and
investment risks
3rd
line of
defence
These can influence market access, asset valuations and capital allocation strategies. We actively monitor and assess the potential impact of these on our operations and business through scenario planning. Where appropriate, we take a proactive approach to responding to the uncertainty. This includes committing to
decarbonisation targets and associated capital expenditure,
optimising our portfolio for future demand, and developing deeper understanding of exposures across the business using the latest-
generation climate analytics. See material risk 11, and our climate disclosures on page 53 for further details on our Climate Action
Plan.
Artificial intelligence (AI) and advancing technologies continue to unlock transformative opportunities for businesses, driving efficiency, data-driven insights, and accelerating innovation.
They also have the potential to introduce complex and evolving risks, including data privacy breaches, intellectual property challenges, misinformation and cybersecurity vulnerabilities.
Emerging concerns include regulatory uncertainty and
implementation of AI systems, which could impact compliance
obligations or result in loss of sensitive information. Generative AI is a fast-moving and evolving technology where vendors often
prioritise feature release over security. As a result, increased use of
AI also comes with incremental cyber security risk. In response, our approach prioritises robust monitoring and internal upskilling to understand this evolution, supported by strong governance
processes to support its use. See material risk 13 for more details.

Annual Report on Form 20-F 2025	91	riotinto.com
Strategic report | Our approach to risk management
Risk factors
The risk factors outlined in this section could materially affect our ability to meet our strategic objectives. They could materialise from a combination of external or internal factors and manifest or escalate from any part of the business as an opportunity or threat.
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
The risk factors mapped below are based on our managed
operations. We are also exposed to risks associated with our non-managed joint ventures which, if they arise, may have
consequences on our reputation and finances. We seek to bring an equal level of rigour and discipline to our managed and
non-managed joint ventures as we do to our wholly-owned assets, where possible through engagement with partners, embedded
representatives and influence, in line with applicable laws and shareholder agreements.
The timeframe of our risk factors is within 5 years, unless explicitly stated otherwise. We frame our risk factors in the context of our overarching strategic objectives: People and safety first; Operational excellence; Excel in development; and Strong sustainability and social licence. These are summarised in the table below in order of consequence and likelihood.
Current assessment of risk factors
As of February 2026

Material risks			Objective	Oversight
1	Keeping our people safe and healthy	●	People and safety first	Sustainability Committee
2	Maintaining the integrity and operating performance of our assets	●	Operational excellence	Sustainability Committee
3	Maintaining our resilience to geopolitical events	● ●	Operational excellence Excel in development	Board
4	Meeting our evolving customer requirements	● ●	Strong sustainability and social licence Operational excellence	Audit & Risk Committee
5	Maintaining the trust of Indigenous Peoples and communities	●	Strong sustainability and social licence	Sustainability Committee
6	Managing our impact on the environment - water, biodiversity and nature	●	Strong sustainability and social licence	Sustainability Committee
7	Exercising responsible mineral asset stewardship	●	Operational excellence	Audit & Risk Committee
8	Maintaining effective relationships with governments and civil society	●	Strong sustainability and social licence	Board
9	Managing closure costs and outcomes responsibly	● ●	Operational excellence Strong sustainability and social licence	Sustainability Committee
10	Delivering value from growth	●	Excel in development	Board
11	Preparing our business for climate change	●	Strong sustainability and social licence	Board
12	Operating with integrity, and meeting legal and regulatory requirements	●	Strong sustainability and social licence	Audit & Risk Committee
13	Managing cyber security	●	Operational excellence	Audit & Risk Committee
14	Demonstrating sound financial stewardship	● ●	Operational excellence Excel in development	Audit & Risk Committee
15	Building an adaptive and resilient workforce in line with our culture and values	● ● ●	People and safety first Operational excellence Strong sustainability and social licence	People & Remuneration Committee
1.Free cash flow or business value (net present value).
2.Considering effectiveness of existing controls.

Annual Report on Form 20-F 2025	92	riotinto.com
Strategic report | Our approach to risk management
Risk to People and safety first objective

Keeping our people safe and healthy
Nothing is more important than the safety, health and wellbeing of our employees and contract partners. Caring for each other is one of our values. It’s part of who we are and the way we work. We are dedicated to working together to create a physically and
psychologically safe and healthy workplace for everyone.

Risk oversight	Strategic objectives
Sustainability Committee	● People and safety first
Change vs 2024	Stable
Risks (threats)
Our mining, processing and logistics activities are inherently hazardous. Our employees and contract partners are exposed to safety and health risks which may have previously caused, and have the potential in the future to result in, debilitating injuries, single or multiple fatalities, or chronic health conditions. For example:
•Mass transportation events: land (rail and road), air and marine transportation events (such as aircraft crashes, vessel collisions or groundings, train derailments and road accidents) can occur while transporting people and products across our value chain.
•Workplace exposures: such as working with and around heavy
equipment, at height, with high voltage or pressurised equipment, or with exposure to hazardous chemicals or carcinogens can
expose people to potentially serious injuries, fatalities or chronic health conditions.
In addition to impacting the health and wellbeing of our people, these risks can erode stakeholder confidence, expose us to legal and regulatory claims, and ultimately impact our social licence.
These risks may be further heightened as we expand into more complex operating environments, work with business partners and contractors, or in response to evolving regulatory changes.
Key exposures
Mass transport (aviation and buses) at Oyu Tolgoi, Simandou,
Rincon. Fall from height, falling objects, vehicles and driving and contact with electricity, which are prevalent across most of our operations. Workplace exposures to physical and chemical hazards, including carcinogens at aluminium smelters (Kitimat, Bell Bay, New
Zealand, Tomago and Boyne), Oyu Tolgoi, Iron Ore Company
of Canada.
Risk to Operational excellence objective

Maintaining the integrity and operating performance of
our assets
Managing major hazard risks is essential to ensuring safe and reliable operations, preventing significant production impacts and delivering on production plans. Effective asset management
supports our drive for operational excellence by managing risks and enabling consistent operational outcomes.

Risk oversight	Strategic objectives
Sustainability Committee	● Operational excellence
Change vs 2024	Increasing
Risks (threats)
We engage in mining, processing and logistics activities that have the potential to trigger major hazards that can cause significant harm, including the loss of lives and livelihoods, damage to personal property and sites of cultural or community significance, and irreparable damage to the environment. A major hazard event could cause significant damage to our assets, decrease mineral reserves, and disrupt our operations and value chain for a prolonged period.
This would impact our financial performance and financial position, exposing us to litigation, legal action, government investigations, additional regulations or restrictions, fines and penalties, and damaging our licence to operate and reputation.
We are exposed to major hazards such as:
•process safety – eg explosions or fires
•functional safety – eg loss of control of underground hoisting devices or autonomously operated vehicles
•underground operations – eg failure in underground excavations
•slope geotechnical stability – eg slope failure in our surface mines
•tailings and water storage facilities - eg a catastrophic failure of a facility.
We rely on an expansive portfolio of complex infrastructure and assets to mine, process and transport our products. A failure to adequately maintain and operate the assets could contribute to a major hazard event, result in fatalities or damage to areas of community or cultural significance, negatively impact the
environment, disrupt critical infrastructure (including shared ports, rail and roads), undermine the delivery of operational plans or reduce efficiencies. A systemic underperformance of our fleet of assets can negatively impact financial performance and
organisational value.
Key exposures
Underground operations at Oyu Tolgoi, Kennecott and Diavik. Slope geotechnical risks across our surface mining operations, such as at
Kennecott and our Iron Ore business in Western Australia and on the Kitimat-Kemano power line. Tailings and water storage facilities across our Aluminium, Iron Ore, Copper and Closure assets.
Process safety related to operating smelters and refineries in
Copper, Aluminium & Lithium and across assets in our former
Minerals product group (currently under strategic review) such as
Sorel-Tracy. Functional safety at our underground shaft operations in Oyu Tolgoi and Resolution, and autonomous train and haulage operations across our Iron Ore assets. Critical ports, such as
Dampier in Western Australia.

Annual Report on Form 20-F 2025	93	riotinto.com
Strategic report | Our approach to risk management

Exercising responsible mineral asset stewardship
Our ability to convert mineral asset into Mineral Reserves in an efficient and timely manner impacts our competitive advantage and licence to operate. Optimising the recovery of the underlying mineral asset and delivering the planned production underpins our business plans and ultimately our strategic objectives. Orebody knowledge and mine planning are among the most significant
drivers to extracting maximum value from our mineral assets for all our stakeholders.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Operational excellence
Change vs 2024	New risk
Risks (threats)
Failure to optimise our portfolio through effective and efficient stewardship of mineral assets may adversely impact our financial performance, jeopardise our competitive advantage and impact shareholder returns. This may arise from:
•limited orebody knowledge may lead to poor mine planning and capital allocation, leaving value unextracted
•inconsistent Mineral Resource to Mineral Reserve conversion can reduce project returns
•inadequate planning processes may increase operational
variability.
•poor operational discipline results in deviation from optimal mining sequences and long-term value
•low orebody utilisation may impact social licence and government support amid growing resource scarcity
•delayed access and approvals could hinder orebody data
collection and timely reserve conversion.

Managing cyber security
The cyber threat landscape is evolving, with new and increasingly sophisticated threats emerging continuously. Effective
management of cyber security risk enables us to adapt to new threats, protect our systems and people, comply with data privacy requirements and sustain operational resilience.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Operational excellence
Change vs 2024	Stable
Risks (threats)
Cyber threats are evolving and becoming more advanced, including through the use of artificial intelligence to bypass security controls.
Cyber incidents can occur due to malicious external or internal attacks, either directly or through third-party business partners. They may also arise from inadvertent human error.
A successful cyber attack has the potential to disrupt critical systems at one or more of our assets, which may reduce operational
productivity and cause workforce disruption, adversely impact the safety and health of our people, result in environmental damage or expose sensitive personal or commercial information related to customers, contractors, employees or suppliers. Such disruptions, or unauthorised publication of exfiltrated data following a data breach, may adversely affect our financial performance and expose us to fines, penalties, litigation, regulatory or government action and attract negative media attention impacting our reputation.
The rise of digitisation has driven greater convergence and
connectivity between traditional information technology (IT) and industrial and operational technology (I&OT) environments. This increases our attack surface and introduces new vulnerabilities, particularly as we adopt emerging, autonomous or disruptive
technologies, which may include artificial intelligence, to automate and inform our decision-making and operating environment.
For more information see US disclosure, Cyber security on
pages 346-348.
Key exposures
Our greatest exposures continue to be through our global
ecosystem of third-party suppliers, and the rapid development of new projects, with an increasing reliance on technology.

Annual Report on Form 20-F 2025	94	riotinto.com
Strategic report | Our approach to risk management

Demonstrating sound financial stewardship
We are committed to maintaining financial flexibility to ensure resilience as we operate through the cycle, absorb market volatility and withstand economic shocks, while delivering
long-term value and executing our strategy. This is achieved through disciplined financial management, a strong balance sheet, and prudent capital allocation, underpinned by our focus on
unlocking the full potential of our portfolio of assets and
growth options.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Operational excellence ● Excel in development
Change vs 2024	Stable
Risks (threats)
A deteriorating economic or political environment could arise from or be compounded by events such as:
•falling commodity prices (reduced cash flows and profitability)
•trade actions (increased tariffs, retaliations, input costs inflation and sanctions)
•creeping expropriation and liquidity constraints (restricts access to funding, increases cost of capital).
These may impact our financial performance and operating resilience.
Operational and capital project plans are approved based on
assumptions, including price and economic assumptions, Resource and
Reserve estimates, and stripping, waste volume and productivity estimates. Actual performance may differ significantly as a result of a range of factors, including weather or natural disaster-related disruptions, workforce or community action, supply chain disruptions, operational incidents and asset failures. Significant underperformance to plan may negatively impact financial performance, the financial returns on investments and ultimately shareholder returns.
Failing to prevent breaches of international standards, regulations or governance obligations, such as external misstatements, inaccurate financial or operational reporting, or a breach of our continuous disclosure obligations, could impair investor confidence and our reputation, and attract fines, penalties, litigation and regulatory action.
Risk to Strong Sustainability and
social licence objective

Meeting our evolving customer requirements
We are focused on delivering the materials the world needs both now, and for the future. Our customers’ requirements are evolving rapidly, primarily driven by decarbonisation imperatives and shifting geopolitical and global trade dynamics, and security of supply requirements. We see a need for low-carbon solutions
across iron ore, aluminium, copper and lithium - materials that are also critical to the energy transition. Responding to evolving market and customer requirements is essential if we are to remain a partner of choice, retain stakeholder trust, and position our portfolio for long-term success in a low-carbon economy.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Strong sustainability and social licence ● Operational excellence
Change vs 2024	Stable
Risks (threats)
Commodity prices have historically been and may continue to be subject to significant volatility. Long-term price volatility with sustained low prices or increases in costs may negatively impact our financial performance through lower revenues and compressed
margins. Failure to maintain strong relationships with customers and respond to their evolving requirements may exacerbate the impact of commodity markets by reducing our market share. Factors that may contribute to this include:
•geopolitical fragmentation and rising resource nationalism could disrupt trade flows and increase compliance complexity, while the persistence of reconfigured supply chains may remain uncertain.
•adverse macroeconomic conditions could exacerbate the impact of geopolitical tensions by reducing demand for our products.
•uncertainty around the pace of transition across the steel value chain, and the implications for the quality of iron ore products required to support future low-carbon technologies, may decrease the demand for some of our products or increase our operating costs.
•our aluminium customers are also seeking low-carbon and
circular solutions, while increased recovery and recycling may reduce demand for our products.
Key exposures
Pilbara low-mid grade ores. Low-carbon aluminium products

Annual Report on Form 20-F 2025	95	riotinto.com
Strategic report | Our approach to risk management

Maintaining the trust of Indigenous Peoples
and communities
Strong trust-based relationships with Indigenous Peoples and local communities are a cornerstone of the way we do business. A
breakdown in these relationships poses a significant threat to our projects and operations, reputation, and long-term viability.
Recognising that our success is interdependent with the wellbeing and support of host communities, we prioritise building respectful partnerships that deliver tangible benefits, support community aspirations, and build the mutual trust required to achieve our strategic objectives.

Risk oversight	Strategic objectives
Sustainability Committee	● Strong sustainability and social licence
Change vs 2024	Stable
Risks (threats)
Access to land and resources may be impacted if we are not
considered a trusted partner that respects Indigenous and human rights, and sustainably improves social and economic outcomes in host communities.
Other potential company impacts include operational disruption, security incidents, expropriation, increased government regulation and delays in approvals, which may threaten the growth and
development pipeline, investment proposition, title, carrying value of assets, and successful closure outcomes.
Business activities may also strain relationships with Indigenous
Peoples, where actual or perceived damage of lands and waters or significant cultural values (cumulative or acute) occurs without consultation and consent. This may result in loss of trust with
Indigenous Peoples.
Key exposures
Communities surrounding the Simandou project, Pilbara operations,
Richards Bay Minerals, QIT Madagascar Minerals and Oyu Tolgoi
and closure sites including Argyle, Ranger and Gove. Indigenous
Peoples across our assets in Australia, Canada, Argentina and US.

Managing our impact on the environment - water,
biodiversity and nature
Producing the materials the world needs means we have an
impact on the environment. We are dependent on nature to run a successful business, with many of our projects and operations in remote locations and sensitive environments. Our activities have the potential to cause harm through disturbance, emissions and water use. Our operations and projects require proactive
management to minimise and restore potential impacts to water, biodiversity, land and air across the mining lifecycle and
value chain.

Risk oversight	Strategic objectives
Sustainability Committee	● Strong sustainability and social licence
Change vs 2024	Stable
Risks (threats)
Mining transforms landscapes, with impacts to habitats and
ecosystems across soil, flora and fauna. Several of our operations and future development opportunities exist within, or close to, sensitive biodiverse regions. Building and maintaining our
social licence requires us to demonstrate our capability to
manage the operational and cumulative impacts of our activities and protect ecosystems, through reliable practices and technological solutions.
Our business portfolio is changing against a backdrop of
increasingly complex regulatory and stakeholder expectations, and an expanding operational footprint. Inadequate management of environmental risks may adversely affect our ability to
obtain development approvals, permits or licences, expose us to litigation, erode our social licence and negatively impact our financial performance.
Water is fundamental to our business continuity and a significant ongoing interest for host communities, Indigenous Peoples,
regulators and investors. Complexities for managing water across our operations and projects include water resources (operational needs, shared supply, scarcity), dewatering (access to ore, aquifer impacts), and wastewater management (quality, quantity).
Key exposures
Our operations in the Pilbara region, Guinea, QIT Madagascar
Minerals, South America, and the Saguenay–Lac-Saint-Jean region.

Annual Report on Form 20-F 2025	96	riotinto.com
Strategic report | Our approach to risk management

Maintaining effective relationships with governments
and civil society
We rely on the support of, and partnerships with, governments across all aspects of our business. Governments are our partners
(equity) in key projects and determine our operating and
investment environment through political support, financing, licences and permits, regulation and trade policy. Civil society at local, national and international levels can influence public, policy, and investor perspectives on both the industry as a whole and Rio
Tinto. Proactive relationship-building and engagement with
government representatives, and influential civil society actors, across Rio Tinto’s footprint is therefore vital to maintain our social licence.

Risk oversight	Strategic objectives
Board	● Strong sustainability and social licence
Change vs 2024	New risk
Risks (threats)
Weak relationships with governments could put key partnerships, projects and operations at risk and make Rio Tinto less able to navigate the complex geopolitical dynamics, country-specific risks, resource nationalism, and regulatory landscapes that govern how and where we operate now and in the future. This may hinder our growth agenda and negatively impact financial performance,
investment returns and our financial position.
Weak relationships with civil society can lead to mistrust and opposition, influencing governments, regulators, and other
stakeholders. This may reduce our access to growth opportunities, delay or derail projects, and increase costs through withdrawn support or legal action.
Our activities across multiple jurisdictions can expose us to reputational and political contagion. Our actions, relationships, or policy positions in one jurisdiction may influence perceptions and responses from governments, regulators, and civil society in other jurisdictions.

Managing closure costs and outcomes responsibly
We are committed to being responsible operators throughout the entire life of our assets, from discovery to closure. We maintain a sustainable business strategy by ensuring decisions that impact closure are informed by effective strategic planning and
governance over the life of the asset. We continue to plan and execute closure in partnership with our internal and external stakeholders, such as host communities, Indigenous Peoples,
regulators and joint venture partners, embedding closure
considerations throughout the entire lifespan of our assets.

Risk oversight	Strategic objectives
Sustainability Committee	● Operational excellence ● Strong sustainability and social licence
Change vs 2024	Stable
Risks (threats)
Closure costs may increase over time due to changes in the Group’s portfolio, stakeholders’ and community expectations, regulations, standards, technical understanding and techniques.
Key exposures
Pilbara mines near-term closures (including Channar and Eastern
Range), Gove, Argyle, Energy Resources of Australia (ERA),
Mange-Garri, Diavik, as well as legacy sites.

Annual Report on Form 20-F 2025	97	riotinto.com
Strategic report | Our approach to risk management

Preparing our business for climate change
Climate-related risks, both physical and transition, pose significant opportunities and challenges to achieving our strategic objectives.
Transition risks arise from the shift to a low-carbon economy, such as regulatory changes, evolving stakeholder expectations, energy market volatility, and the pace of technological innovation in our industry, suppliers and our customers. Physical risks are direct impacts of climate change and increasingly affect our assets, infrastructure, communities and value chains.

Risk oversight	Strategic objectives
Board	● Strong sustainability and social licence
Change vs 2024	Stable
Risks (threats)
Societal, political, business and investor expectations on the performance and pace of companies’ ability to deliver climate actions is rapidly evolving. This may result in changes or opposing positions in the laws, regulations, and policies across the different jurisdictions where we operate. A misalignment between these expectations, laws, regulations and policies, and our performance in delivering our targets may give rise to adverse regulatory or legal responses and impair government support for our investment
ambitions, impair investor confidence and the associated pricing of our securities, cause financial institutions to limit or withhold financing or impact customers’ or suppliers’ willingness to do business with us. This could adversely affect our financial
performance and ability to deliver our growth agenda. We could also be exposed to climate-related litigation.
The carbon transition relies on new technologies, some of which do not yet exist, or which cannot economically operate at the required scale. Delays (from the failure of suppliers to deliver products, or the inability of governments or other external parties to deliver electrical grid upgrades with sufficient decarbonised power, or supply chain disruptions, or skilled labour shortages) or quality issues in securing the required renewable energy projects could hinder our progress in achieving our 2030 and beyond decarbonisation targets.
Carbon compliance costs are rising due to existing climate policies and may increase as emissions regulations tighten, and carbon pricing expands.
Acute hazards (eg heat stress) threaten safety, communities, and operational continuity, while chronic changes (eg sea level rise)
strain infrastructure and workforce resilience. Recent events have exceeded climate change projections, highlighting the sensitivity of current risk analysis and the need for adaptive planning using conservative assumptions.
Key exposures
Physical climate risks across several priority assets, including
Pilbara Ports, New Zealand Aluminium Smelter and hydropower at
BC Works. Achieving our 2030 target is contingent on successful outcomes at our Boyne Smelters Limited (BSL) and Tomago
Aluminium operations.

Operating with integrity, and meeting legal and
regulatory requirements
Our determination to deliver operational excellence and maintain strong sustainability and social licence credentials is underpinned by our commitment to act with integrity and comply with applicable legal and regulatory requirements. These expectations are
outlined in our Code of Conduct (The Way We Work) and our
Group policies, standards and procedures, published on our
website at riotinto.com/policies.

Risk oversight	Strategic objectives
Audit & Risk Committee	● Strong sustainability and social licence
Change vs 2024	Stable
Risks (threats)
A serious breach in our operations, or in our value chain, of anti-corruption legislation or sanctions, data privacy, human rights, anti-trust rules, or inappropriate business conduct, could result in serious harm to our people or contractors, and significant legal, reputational and financial damage.
Key exposures
Argentina (lithium assets), Guinea (Simandou), and Mongolia
(Oyu Tolgoi)

Annual Report on Form 20-F 2025	98	riotinto.com
Strategic report | Our approach to risk management
Risk to Excel in development objective

Delivering value from growth
Delivering our growth strategy depends on our ability to develop resources faster and more competitively than others, while
maintaining our social licence. Success also relies on strategic acquisitions, partnerships and effective exploration (greenfield and brownfield). Delivering value from growth requires active portfolio management directing capital toward the most value-accretive organic and inorganic growth options. Project development
requires complex multi-year planning and execution and carries significant delivery risk.

Risk oversight	Strategic objectives
Board	● Excel in development
Change vs 2024	Stable
Risks (threats)
A failure to optimise our portfolio for the commodities needed by society now and into the future could compromise our competitive advantage, adversely impacting our financial performance and shareholder returns. Factors that may contribute to this include:
•High-quality deposits are increasingly scarce, and those that are known require advances in processing technology, significant capital investment or may negatively impact our sustainability credentials.
•As studies and projects progress, they are susceptible to changes in: approvals, societal expectations, or underlying commercial or economic assumptions, which could impact economic viability.
Project portfolios may be disproportionately exposed to increasing capital intensity driven by escalation and inflation.
•Acquisition-driven growth carries inherent risks, particularly in selecting the right targets, accurately assessing synergy potential, and unlocking long-term value. Misjudgements in strategic fit, cultural alignment, or integration complexity can erode expected returns. Assumptions underpinning value creation, such as cost synergies or operational improvements, may not materialise as planned.
•Partnering with other companies, business partners and
contractors may accelerate growth opportunities. They may also introduce the potential for financial, reputational and legal risks if their actions are misaligned with our values and standards,
particularly if we do not operate or have a controlling interest in the venture.
Key exposures
Simandou, increasing approval timeframes in the Pilbara, lithium market downturn post Arcadium acquisition, Oyu Tolgoi underground expansion, Rincon and Resolution.
Risk to Operational excellence and
Excel in development objectives

Maintaining our resilience to geopolitical events
Geopolitical tensions are creating increased volatility,
characterised by conflicts, trade restrictions, protectionism and geopolitical fragmentation. Escalation of these tensions has the potential to reorganise global alliances, commodity demand and trade flows, impacting our strategic and business objectives, particularly if we fail to anticipate changes in the geopolitical environment in a timely manner. These events have the potential to disrupt key markets, operations, supply chains and investments, as well as our ability to enter new markets, and to trade freely across borders.

Risk oversight	Strategic objectives
Board	● Operational excellence ● Excel in development
Change vs 2024	Increasing
Risks (threats)
Further deterioration of the global political and economic order can lead to additional trade barriers (economic sanctions, tariffs, or other trade restrictions imposed by or on countries where we operate, or into which we sell or deliver our products, or from where we procure key supplies), increased resource nationalism (royalties, taxes, direct ownership), and competition for resources. This may lead to higher costs or other limitations on our ability to conduct business freely and openly. Trade wars could lead to a drop in global gross domestic product and make it more difficult to sell our products in key markets, adversely impacting the price we obtain or the volumes we can sell for our products.
Geopolitical actions (trade policy or armed conflict) may also result in physical disruptions of shipping routes or the closure or blocking of ports or land (road and rail) logistics. This can materially disrupt our ability to sell our products or import key supplies, adversely affecting our results of operations and financial position.

Annual Report on Form 20-F 2025	99	riotinto.com
Strategic report | Our approach to risk management
Risk to People and safety first, Operational
excellence and Strong sustainability and
social licence objectives

Building an adaptive and resilient workforce in line
with our culture and values
Delivering our strategy relies on a skilled, engaged and inclusive workforce that operates safely, collaboratively and in alignment with our values. Our ability to attract, develop and retain the right people, foster respect and inclusion, maintain constructive labour relations, and support workforce health and wellbeing – including psychological safety and adaptability to change – underpins our operational performance, safety outcomes and social licence to operate.

Risk oversight	Strategic objectives
People & Remuneration Committee	● People and safety first ● Operational excellence ● Strong sustainability and social licence
Change vs 2024	Stable
Risks (threats)
Failing to attract and retain critical talent can erode our capabilities and culture, and hinder our ability to achieve our strategic objectives. Tight labour markets and competition for core and differentiating capabilities, particularly in regions with limited local talent pools or lower brand recognition, may lead to elevated turnover, role vacancies and greater reliance on contractors, impacting productivity, safety performance and cost efficiency.
Failing to respond to evolving societal expectations around
inclusion, wellbeing and purpose may lead to lower engagement, reduce discretionary effort and adversely impact our reputation.
An evolving industrial relations landscape across our operating regions presents continued challenges in sustaining constructive engagement and compliance. Legislative changes, workforce
activism and divergent union expectations may lead to disputes, operational disruption and reputational impacts. This could
negatively impact our financial performance and the anticipated financial returns on investments.
Key exposures
Availability of critical capabilities and industrial relations volatility.

Annual Report on Form 20-F 2025	100	riotinto.com
Strategic report | Our approach to risk management
Longer-term viability statement
Context
Our business model forms the foundation for delivering our strategic objectives, as outlined on page 12. Our planning process
incorporates detailed modelling of macro-economic scenarios and applies a range of assumptions that reflect both internal dynamics and external market factors. Within our risk management
framework, we actively monitor and evaluate risks to ensure the resilience of our business plan and underlying model.
Viability assessment process and key assumptions
The assumptions underpinning our business plan and macro-
economic forecasts are most reliable over the initial 3-year period.
Our longer-term viability assessment extends to the first 5 years
(2026–2030) of the plan, enabling a detailed evaluation of risks that could materialise early on and allowing us to stress test the plan for potential challenges emerging later in the period, albeit with a lower degree of certainty.
The Risk factors section outlines risks that could materially affect our performance, prospects, or reputation. For the viability assessment, we focused on those risks with the potential to
significantly impact the Group’s liquidity and solvency, while also considering non-financial implications.
We estimate the financial impact of each risk using internal macro-economic and business analysis, supported by
benchmarking against comparable internal and external data.
Where appropriate, a probabilistic approach was applied to quantify risk exposure and potential outcomes.
The first 5 years of the Group’s business plan were stress tested against these risks to evaluate their effect on long-term viability, including the potential need for additional financing facilities. Beyond liquidity and solvency, the assessment also considered other key financial metrics, such as dividend capacity, all of which were subjected to robust stress testing.
Results of assessment
The Group’s balance sheet strength and liquidity are able to absorb the financial impact of each of the scenarios modelled in the stress and sensitivity analysis.
We have a suite of management actions available to preserve
resilience through the period of assessment, including accessing lines of credit, reducing organic and inorganic growth capital expenditure and raising capital. The viability of the Group under all the scenarios tested remained sound.
The resilience of the Group’s business model is largely underpinned by 4 factors:
•the competitive position and diversification of our commodities portfolio
•our disciplined capital allocation framework and commitment to prudent financial policy
•the payout shareholder return policy being based off underlying earnings
•the focus on sustainability and strengthening our social licence, which allows for growth and maintaining access to debt capital and bank loan markets.
Therefore, considering the Group’s current position and the robust assessment of our emerging and material risks, the Directors have assessed the prospects of the Group over the next 5 years (until 31
December 2030) and have a reasonable expectation that we will be able to continue to operate and meet our liabilities as they fall due over that period.
In the long term, there are 5 material risks with long-dated consequences that could have a material impact on our viability:
•meeting our evolving customer requirements
•managing our impact on the environment - water, biodiversity and nature
•exercising responsible mineral asset stewardship
•managing closure costs and outcomes responsibly
•delivering value from growth
The Risk factors section provides further details including current management responses.

Longer-term viability assessment scenario description
Scenario 1 The occurrence of independent and correlated global risks resulting in a major protracted macroeconomic crisis within the next 5 years.
Scenario 2 (cluster event)
A catastrophic event occurs, resulting from
a major operational incident such as a
tailings and water storage facility failure,
extreme weather event, underground or
geotechnical event or a cyber event that
impacts operational systems. It assumes
multiple fatalities, disruption to operations
and significant financial impacts. We have
assumed 3 such events occur within the
assessment period, each with significant
but varied impacts.

Scenario 3
A risk driven by evolving societal
expectations and changing laws affecting
the timelines for delivering sustaining or
growth projects. We have assumed an
impact on our near-term key projects and
considered available alternatives. The
financial impact assumed here is in
addition to any non-financial impact, such
as reputational harm.

Related material risks
3: Maintaining our resilience to geopolitical events	2: Maintaining the integrity and operating performance of our assets	5: Maintaining the trust of Indigenous Peoples and communities
14: Demonstrating sound financial stewardship	13: Managing cyber security	8: Maintaining effective relationships with governments and civil society
10: Delivering value from growth

Annual Report on Form 20-F 2025	101	riotinto.com
Strategic report
Five-year review
Selected financial data
The selected consolidated financial information below has been derived from the historical audited consolidated financial statements of the
Rio Tinto Group. The selected consolidated financial data should be read in conjunction with, and qualified in their entirety by reference to, the 2025 financial statements and notes thereto. The financial statements as included on pages 157-228 have been prepared in accordance with International Financial Reporting Standard (IFRS) as defined in “The basis of preparation” section to the financial statements on page 158.
Rio Tinto Group
Income statement data

For the years ending 31 December Amounts	2025 $m	2024 $m	2023 $m	2022 $m	2021 $m
Consolidated sales revenue	57,638	53,658	54,041	55,554	63,495
Group operating profit[1]	14,936	15,653	14,823	19,933	29,817
Profit after tax for the year	10,249	11,574	9,953	13,048	22,597
Basic earnings for the year per share (US cents)	613.7	711.7	620.3	765.0	1,304.7
Diluted earnings for the year per share (US cents)	608.4	707.2	616.5	760.4	1,296.3
Dividends per share
Dividends declared during the year
US cents
–interim	148.0	177.0	177.0	267.0	376.0
–interim special	–	–	–	–	185.0
–final	254.0	225.0	258.0	225.0	417.0
–special	–	–	–	–	62.0
Dividends paid during the year (US cents)
–ordinary	373.0	435.0	402.0	684.0	685.0
–special	–	–	–	62.0	278.0
Weighted average number of shares basic (millions)	1,624.0	1,623.1	1,621.4	1,619.8	1,618.4
Weighted average number of shares diluted (millions)	1,638.0	1,633.4	1,631.5	1,629.6	1,628.9
Cash flow statement data
Net cash generated from operating activities	16,832	15,599	15,160	16,134	25,345
Balance sheet data
Total assets	128,102	102,786	103,549	96,744	102,896
Share capital/premium	7,834	7,593	7,908	7,859	8,097
Total equity/net assets	67,024	57,965	56,341	52,741	57,113
Equity attributable to owners of Rio Tinto	62,203	55,246	54,586	50,634	51,947
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
Directors’ approval statement
This Strategic report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:
Dominic Barton
Chair
19 February 2026

Annual Report on Form 20-F 2025	102	riotinto.com
Directors’ report

Remuneration report
Annual statement by the People & Remuneration Committee Chair	122
Implementation report	129
Additional statutory disclosure	150

Image: West Angelas iron ore mine, Australia.
Chair’s introduction
Over 2025, as a Board, we spent much of our time considering how Rio Tinto can unlock its full potential, as it moves into a new chapter of delivery and growth.
Our focus was on ensuring the business was equipped to respond to rising demand in an increasingly uncertain and complex world –
with the right portfolio of assets and commodities, strong social licence and an engaged workforce.
In this report we set out the Board’s activities over the past year. We also describe the structures and processes that underpin effective oversight and strengthen decision-making. Together, they ensure the Board focuses on the right issues, at the right time, informed by the right people and insights.
Our Board members have depth and diversity of experience and come from a variety of professional backgrounds. This breadth of perspective is particularly important as we move into a new phase for Rio Tinto, with a mission of becoming the most valued metals and mining business.
This year reminded us that safety needs to remain central to everything we do.
Following the tragic death of Mohamed Camara at Simandou, the
Board and Sustainability Committee reflected deeply on the need to eliminate fatalities and ensure every colleague goes home safe every shift, every day. Our thoughts are with all those affected by this tragedy and by the devastating death of a colleague at the
SimFer mine site on 14 February 2026.
In the first half of the year, the Board worked closely with the Executive
Committee to complete the Arcadium transaction. This has resulted in
Rio Tinto holding a world-class portfolio of lithium assets, at a time when demand continues to grow rapidly. The Board saw the impact of this work first hand during our visit to Argentina at the end of the year.
Another significant area of focus in 2025 was identifying Jakob
Stausholm’s successor.
Jakob made a significant contribution to Rio Tinto at a critical time in its evolution and the Board is thankful for his leadership.
Simon Trott’s appointment at our July Board followed a rigorous search process led by the Nominations & Governance Committee.
Its objective was to identify a successor with the right attributes to lead Rio Tinto into its next phase. This process built on routine succession planning work undertaken over the previous 3 years and included potential internal and external candidates.
At the July meeting we also approved changes to Rio Tinto’s operating model and executive team and set out our goal of creating a stronger, sharper, simpler way of working across the business.
Central to this work are our people, who are critical to Rio Tinto’s success. Throughout 2025, the Board maintained close oversight of efforts to build a more engaged and diverse workforce and to continue strengthening our culture. More detail on the actions we have taken in this respect can be found in the report on page 111.
The Board’s oversight of organisational culture was reinforced through regular, direct engagement. Over 2025, Board members connected with colleagues via town halls and Q&A sessions. I also had the opportunity to meet many colleagues on my 18 visits to Rio Tinto sites and offices around the world. Those conversations were a valuable opportunity to connect with colleagues and hear their thoughts and concerns.
Our engagement also extended beyond our organisation.
In 2025, Board members also carried out meetings with customers, suppliers, investors and other stakeholders – including in China,
Australia, Canada, Guinea, Mongolia, South Africa, the US and, as
previously mentioned, Argentina. The new perspectives that Board members bring to our discussions following these meetings play an important role in shaping decision-making.
Good governance is a critical factor in any organisation’s success –
all the more so in a fast-changing world.
Over the year, we have again evolved our governance arrangements as part of our commitment to continuous improvement.
The updated UK Corporate Governance Code, which sets expectations for trust, accountability and transparency on a comply-or-explain basis, has further sharpened our focus on internal controls. More detail on our approach is set out in the Audit & Risk Committee report.
As I said a year ago, the size of the Board peaked at 14 Directors in
2024 as we retained the expertise of longer-serving Directors during a period of transition.
That transition concluded in 2025 with Sam Laidlaw, Kaisa Hietala,
Simon Henry and Martina Merz stepping down from the Board.
I would like to thank each of them for their contributions to the Board and to Rio Tinto. It is never easy saying farewell to colleagues of such high quality. However, now with a Board comprising 10 Directors, we are well aligned with Simon Trott’s drive to create a stronger, sharper, simpler way of working across the business.
Looking ahead, the Board will continue to approach its role with discipline and care, supporting the executive team as Rio Tinto moves into its next phase of growth.
I am very grateful to my fellow Board members for the hard work, energy and commitment they have demonstrated throughout the year.
Dominic Barton
Chair
19 February 2026

Annual Report on Form 20-F 2025	103	riotinto.com
Directors’ report
Governance framework
Our Board is structured to support good governance, which means considering the right things, at the right time, with the right people and insights. Our framework also helps the Board support the executive team, and strengthen our strategic focus.

Board of Directors We believe good corporate governance supports high standards of business conduct and helps ensure the long-term success of our business - and our Board is structured to uphold this.

Audit & Risk
Committee
Helps the Board
monitor decisions
and processes
designed to ensure
the integrity of
financial reporting,
the independence
and effectiveness of
the external auditors,
and robust systems
of internal control and
risk management.

Nominations &
Governance
Committee
Helps the Board
determine Board and
committee
composition to
ensure the right
balance of skills,
experience, and
background, and
oversees
succession, director
development, and
governance
arrangements and
disclosures.

People &
Remuneration
Committee
Helps the Board
ensure the
Remuneration Policy
and practices reward
employees and
executives fairly and
responsibly, with a
clear link to
corporate and
individual
performance, and
focuses on people
and culture.

Sustainability
Committee
Helps the Board
oversee the Group’s
integrated approach
to sustainability and
strategies designed
to manage safety
and health, and
social and
environmental risks,
including
management
processes and
standards.
Chair’s Committee Supports the functioning of the Board and will consider urgent matters between Board meetings.
Chief Executive
Has delegated
responsibility for
the executive
management of
Rio Tinto, consistent
with the Group’s
purpose and
strategy, and subject
to matters reserved
for the Board, as set
out in the Schedule
of Matters Reserved
for the Board and in
accordance with the
Group’s delegation of
authority framework.

See page 115	See page 113	See page 122	See page 120

For more information and to view the Board Charter - outlining the Board's role and delegation to management - the schedule of matters reserved for the
Board, and committee terms of reference see riotinto.com/corporategovernance

Executive Committee
The Executive Committee supports the Chief Executive in delivering strategy, annual plans and commercial objectives, and in managing the financial and operational performance of the Group.
A number of executive level committees support the Chief Executive in the performance of his duties. The key committees are as follows:
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
Ore Reserves Steering Committee
Responsible for standards and control procedures in the Mineral
Resources and Ore Reserves estimation and disclosure process.
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

Annual Report on Form 20-F 2025	104	riotinto.com
Directors’ report
Board of Directors
Rio Tinto plc and Rio Tinto Limited have a common Board of Directors. The Directors are collectively responsible for the stewardship and long-term sustainable success of the Group.
Dominic Barton BBM
Chair
BA (Hons), MPhil. Age 63. Appointed April 2022;
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
Current external appointments
Chair of LeapFrog Investments and Asia House.
Simon Trott
Chief Executive
BSc (Agric) with Honours. Age 51. Appointed
August 2025.
Skills and experience
Simon has more than 25 years’ experience in
operating, commercial and business development
roles across a range of commodities and
geographies at Rio Tinto.
Since joining, Simon has led businesses including
Salt, Uranium, Borates and Diamonds. He has
been an Executive Committee member since
2018, most recently as Chief Executive, Iron Ore,
and previously as Rio Tinto’s first Chief
Commercial Officer.
Simon is focused on building a performance
culture grounded in clear values. His priorities are
delivering new standards of safety and operational
excellence, investment discipline and creating
long-term value by working closely with
customers, partners and communities.
Current external appointments
None.
Peter Cunningham
Chief Financial Officer
BA (Hons), Chartered Accountant (England and
Wales). Age 59. Appointed June 2021.
Skills and experience
As Chief Financial Officer, Peter brings
extensive commercial expertise from working
across the Group in various geographies. He is
strongly focused on the decarbonisation of our
assets, investing in the commodities essential
for the energy transition, and delivering attractive
returns to shareholders while maintaining financial
discipline. Peter has been with Rio Tinto for over
30 years, during which he has held a number of
senior leadership roles, including Group
Controller, Chief Financial Officer – Organisational
Resources, Global Head of Health, Safety,
Environment & Communities, Head of Energy and
Climate Strategy, and Head of Investor Relations.
Current external appointments
None.
Dean Dalla Valle
Independent Non-Executive Director
MBA. Age 66. Appointed June 2023.
Skills and experience
Dean brings over 4 decades of operational and
project management experience in the resources
and infrastructure sectors. He draws on 40 years’
experience at BHP where he was Chief
Commercial Officer, President of Coal and
Uranium, President and Chief Operating Officer
Olympic Dam, President Cannington, Vice
President Ports Iron Ore and General Manager
Illawarra Coal. He has had direct operating
responsibility in 11 countries, working across
major mining commodities and brings a wealth of
experience in engaging with a broad range of
stakeholders globally, including governments,
investors and communities. Dean was Chief
Executive Officer of Pacific National (2017–21).
Current external appointments
Chair of Hysata.
Susan Lloyd-Hurwitz
Independent Non-Executive Director
BA (Hons), MBA (Dist). Age 58. Appointed
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
Current external appointments
Chair of both the Australian National Housing
Supply & Affordability Council and the Australian
Centre for Gender Equality and Inclusion @ Work
Advisory Board, Non-Executive Director of
Macquarie Group, Member of the Sydney Opera
House Trust, Global Board member at INSEAD
and Fellow of the University of Sydney Senate
including Chair of the Senate Building and Estates
Committee.
Jennifer Nason
Independent Non-Executive Director
BA, BCom (Hons). Age 65. Appointed
March 2020.
Skills and experience
Jennifer has 39 years’ experience in corporate
finance and capital markets. She was the Global
Chair of Investment Banking at JP Morgan, based
in the US until she retired in February 2025. At JP
Morgan, she led the Technology, Media and
Telecommunications global client practice for 20
years. She also worked in the metals and mining
sector team in Australia, co-founded and chaired
the Investment Banking Women’s Network, and
sat on the Executive Committee for the
Investment Bank.
Current external appointments
Co-Chair of the American Australian Business
Council, Non-Executive Director at Accenture,
Trustee of Dodge and Cox, Member of the Board
of GoopKitchen.

Annual Report on Form 20-F 2025	105	riotinto.com
Directors’ report | Board of Directors

Board changes The following directors stepped down during the year: Sam Laidlaw and Kaisa Hietala on 1 May 2025; Simon Henry and Martina Merz on 23 October 2025.

Past external appointments over the last 3 years For details of each Director’s previous directorships of other listed companies see the Directors’ report on page 153.
Joc O’Rourke
Independent Non-Executive Director
BSc, EMBA. Age 65. Appointed October 2023.
Skills and experience
Joc has over 35 years’ experience across the
mining and minerals industry. He was the Chief
Executive Officer of The Mosaic Company, the
world’s leading integrated producer and marketer
of concentrated phosphate and potash, from
August 2015 to December 2023. He also served
as President of Mosaic until recently and
previously held roles there including Executive
Vice President of Operations and Chief Operating
Officer. Prior to this, he was President of Australia
Pacific at Barrick Gold Corporation, leading gold
and copper mines in Australia and Papua New
Guinea. Joc is known for his deep knowledge of
the mining industry, and passion for improving
safety and operational performance.
Current external appointments
Independent Non-Executive Director at The Toro
Company and The Weyerhaeuser Company.
Sharon Thorne
Independent Non-Executive Director
BA (Hons), FCA. Age 60. Appointed July 2024.
Skills and experience
Sharon has extensive experience of auditing and
advising clients across a broad range of sectors.
She had a 36-year career with Deloitte, becoming
an audit partner in 1998. During her time at
Deloitte, she held numerous Executive and Board
roles before becoming Deputy CEO Deloitte
North-West Europe in 2017 and Global Chair from
2019, before retiring at the end of 2023. With a
wealth of strategic, transformational and
governance experience, Sharon is also an
advocate for collective action on environmental
sustainability and climate change and is a strong
believer in the need for greater diversity, equity,
and inclusion in business and civil society. She
has long championed greater diversity in senior
leadership roles.
Current external appointments
Director, Chapter Zero Alliance, Governor, London
Business School, Trustee, Royal United Services
Institute, Advisory Board Member, Common Goal.
Ngaire Woods CBE
Independent Non-Executive Director
BA/LLB, DPhil. Age 63. Appointed
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
and the European Union.
Current external appointments
Trustee of the Stephen A. Schwarzman Education
Foundation, Member of the Conseil
d’administration of L’Institut national du service
public, the Board of Directors of the Berggruen
Institute, and the Mo Ibrahim Foundation Council.
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
Current external appointments
Non-Executive Director of Woodside Energy Group
Ltd and Non-Executive Director of West Coast
Eagles, member of the Advisory Committee of
Australian Capital Equity. Non-Executive Director
(Chair) of Crown Resorts Perth.
Andy Hodges
Group Company Secretary
ACG, MBA. Age 58. Appointed August 2023.
Skills and experience
Andy joined Rio Tinto in 2018 and was appointed
Group Company Secretary in 2023. He has nearly
20 years’ experience in senior company
secretarial and governance roles across large,
complex organisations. Prior to joining Rio Tinto,
Andy held senior positions including Deputy
Company Secretary at Anglo American and
Assistant Company Secretary at Aviva, where he
supported boards and executive leadership on
governance, compliance, and regulatory matters.
Current external appointments
None.
Tim Paine
Company Secretary, Rio Tinto Limited
BEc, LLB, FGIA, FCIS. Age 62. Appointed
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
Current external appointments
Member of the ASX Advisory Group on Corporate
Governance, Joint Company Secretary for the
Australia-Japan Innovation Fund and member of
the Governance Institute of Australia’s Legislation
Review Committee.

Board Committee membership key
Committee Chair	Audit & Risk Committee	People & Remuneration Committee
	Nominations & Governance Committee	Sustainability Committee

Annual Report on Form 20-F 2025	106	riotinto.com
Directors’ report
Executive Committee
Day-to-day management of the business is delegated by the Board to the Chief Executive and, through him, to other members of the Executive Committee and to certain management committees.

Simon Trott
Chief Executive

Peter Cunningham
Chief Financial Officer

Biographies can be found on page 104.
Bold Baatar
Chief Commercial Officer
Bold was appointed Chief
Commercial Officer in September
2024, with responsibility for sales
and marketing, procurement,
marine, logistics, and business
development. Since joining Rio Tinto
in 2013, he has held senior
leadership roles across operations,
Marine, Iron Ore Sales & Marketing,
and Copper. A member of the
Executive Committee since 2016,
Bold previously served as Chief
Executive of Energy & Minerals and
Copper, and led the commercial
development of the Simandou
project in Guinea, which
commenced operations in
November 2025.
Georgie Bezette
Chief People Officer
Georgie was appointed Chief People
Officer in January 2025 with nearly
30 years’ experience as a global
leader. Since joining Rio Tinto in
2008, Georgie has held diverse HR
leadership roles in various product
groups and at the Group level. Prior
to this, she served as Chief
Operating Officer, People, leading
the function’s transformation
agenda. Georgie is committed to
unlocking the full potential of our
people and strengthening a culture
where safety, respect and inclusion
underpin performance and
sustainable growth.
Mark Davies
Chief Safety & Technical Officer
Mark was appointed to the
Executive Committee in 2020
and leads Safety, Development
& Technical.
As Chief Safety & Technical Officer,
Mark is accountable for Group-wide
standards and assurance, covering
safety, technical, and communities
and social performance. In this role,
Mark is also accountable for
exploration, major capital projects,
and managing closure legacy sites.
Mark joined Rio Tinto in 1995 as a
Senior Mechanical Engineer and
has worked in operational and
functional leadership roles, including
Iron and Titanium, Group Risk and
Global Procurement.

Isabelle Deschamps
Chief Legal, Governance &
Corporate Affairs Officer
Isabelle joined Rio Tinto in
November 2021 and brings
extensive international legal and
leadership experience. She is
admitted to practise law in England
and Wales and in Quebec, Canada.
Prior to joining Rio Tinto, Isabelle
was General Counsel of the
AkzoNobel Group and a member
of its Executive Committee, and
previously held senior roles at
Unilever. At Rio Tinto, she leads the
global Legal, Communications and
Government Relations teams, and
oversees governance functions
including Company Secretariat and
Ethics & Compliance. Isabelle is a
pragmatic and transparent leader
committed to integrity, inclusion and
continuous learning.
Katie Jackson
Chief Executive, Copper
Katie was appointed Chief Executive,
Copper in September 2024. Prior to
this, she was President of National
Grid Ventures, where she led the
development, financing and operation
of large-scale energy infrastructure
assets. With a career spanning 3
continents, including senior roles at
Shell, UBS, Anadarko, Equinor and
BG Group, Katie brings deep
operational, commercial and strategic
experience. She is passionate about
solving complex technical, operational
and financial challenges to deliver
value from large, global projects and to
support the growth of Rio Tinto’s
Copper business.
Matthew Holcz
Chief Executive, Iron Ore
Matthew was appointed Chief
Executive, Iron Ore in August 2025.
He joined Rio Tinto in 2007 and
brings more than 20 years’ mining
industry experience across
operations, major projects, business
development and commercial roles.
Matthew has worked across iron
ore, copper and nickel operations in
Australia, South America and the
United Kingdom. Prior to his current
role, he was Managing Director,
Pilbara Mines, where he led Rio
Tinto’s 18 iron ore operations in
Western Australia. Matthew is
known for delivering strong
performance through systems
thinking, talent development and an
empowered, collaborative culture.
Jérôme Pécresse
Chief Executive, Aluminium
& Lithium
Jérôme was appointed Chief
Executive, Aluminium & Lithium in
August 2025, having joined Rio Tinto
as Chief Executive, Aluminium in
2023. Previously, he served as
President and CEO of GE Renewable
Energy, where he helped define and
implement strategy supporting the
energy sector‘s decarbonisation.
Jérôme brings extensive global
experience across energy, mining,
business development and strategy
from roles at GE, Alstom and Imerys.
He is focused on decarbonising
operations, growing future-facing
materials businesses, building a strong
culture of diversity and
entrepreneurship, and forging
partnerships with Indigenous peoples,
communities and governments.
Former Executive members: Kellie Parker and Sinead Kaufman stepped down as Chief Executive, Australia and Chief Executive, Minerals respectively on 1 November 2025.

Annual Report on Form 20-F 2025	107	riotinto.com
Directors’ report
Our stakeholders
This stakeholder section, together with the information on pages 12-13, constitutes our
Section 172(1) statement.
The Board is required by the UK Companies Act 2006 to promote the success of the company for the benefit of our shareholders, and in doing so, take into account the interests of our wider stakeholders.
Our key stakeholders are our people, our investors, the communities where we operate, our customers, governments, civil society organisations, and our suppliers.

Our people
Engaged people are key to our success.
How our Board engages
•Susan Lloyd-Hurwitz, our designated Non-Executive Director for workforce engagement, oversees our program of workforce
engagement events.
•In-person and virtual town halls with the Board and Executive
Committee members.
•The Board engaged with our workforce while visiting several sites and offices throughout the year, including in Perth, Argentina,
Mongolia, China, Japan and Singapore. These engagements
have included town halls and meetings with smaller groups of employees to exchange insights and reflections about the
business.
•Employees are informed of the Group’s production and financial results, and in the event of any significant events, Group-wide communications are made through a number of channels.

How the Board has taken account of these interests
•An engaged and diverse workforce is imperative to the success of the business. As part of the regular program, the Board reviews the results of the twice-yearly people surveys and oversees
myVoice, our confidential whistleblowing program.
•The safety, health and wellbeing of our people is a key priority for the Board. The Board considers this in all decisions to ensure we continually evolve our assets’ safety maturity and aim to create a physically and psychologically safe workplace.
•During the year, the Board received updates from Georgie
Bezette, our Chief People Officer, on our operating model, talent and culture agendas.
•The Board considers our workforce, among a number of factors, when making decisions on new ventures, projects and other
growth opportunities, and aims to support job opportunities and fair work.

What was important in 2025
•ensuring that our policies, practices and expected
behaviours are well understood, and our values guide the
way we make decisions.
•driving consistent implementation of the
recommendations from the Everyday Respect report
across the business.
•business growth, operational performance
•societal issues.

Investors
Our strategy and long-term success depend on
the support of our investors.
How our Board engages
•Institutional and retail investors engaged directly with the Board and management at our annual general meetings, giving them the opportunity to ask questions on matters relating to the operations of the company.
•In 2025, our Chair, Dominic Barton, met with investors
predominately from the UK, EU, US and Australia to convey how our strategy integrates into our business, including our portfolio, capital investment decisions and business planning.
•Regular calls, one-on-one meetings and group events, roadshows, presentations and attendance at investor conferences.
•Our corporate reporting suite and regular updates on our website and social media.
•In December 2025, our Chief Executive and Chief Financial
Officer led a Capital Markets Day in London updating investors on our strategy. We also hosted around 30 investors and analysts at the Rincon project and Fénix operation in Argentina.
•As part of its commitment to ongoing shareholder engagement,
Rio Tinto commissioned an independently conducted investor
perception study covering a broad range of topics. The overall picture was very positive on the strategy presented at the Capital
Markets Day, with confidence in management’s ability to execute to deliver shareholder value.

How the Board has taken account of these interests
•With regard to capital allocation and shareholder returns, the Board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising long-term shareholder value.
•Given investor interest in ESG issues, including climate change and our work with communities around the world, the Board
considers these issues during its yearly strategy sessions when assessing our portfolio positions.
•The Board’s engagement in civil society organisation roundtables and some investor events provides a sounding board as we implement our strategy, respond to shareholder requisitioned resolutions and develop our reporting.
•During the year, the Board received updates on investors’ feedback and key areas of concerns.

What was important in 2025
•financial and operational performance
•Chief Executive succession
•our ESG performance, including the impact of climate change and how we are decarbonising our business
•compliance with laws and regulations
•remuneration policy

Annual Report on Form 20-F 2025	108	riotinto.com
Directors’ report | Our stakeholders

Communities
The strength of our relationships with host
communities, and broader society, is
fundamental to our business. Without their
support we cannot operate successfully.
How our Board engages
•We continue to strengthen our social performance capability to be better operators and partners. We have increased engagement
between Indigenous Peoples and our senior operational leaders and teams, as well as our Board.
•In May 2025, Board members met with Pilbara Traditional Owner group representatives.
•In 2025, we continued to implement our global Community
Perception Monitoring program, Local Voices, together with
Voconiq, a third-party engagement science research company.
The program is helping us to more effectively engage and better understand communities’ perceptions, leading to improved data-
driven social performance. Progress and insights of the program are overseen by the Sustainability Committee.

How the Board has taken account of these interests
•The Board oversees and receives regular updates on many
 projects and the impact they have, or will have, on communities.
Supporting economic opportunities for host communities and
regions is a key priority for us and, in addition to our strategic outcome-focused social investment programs, we strive to employ local people and engage local services.
•The Australian Advisory Group guides us on current and emerging issues, which helps us better manage policies and positions
important to Australian communities and our broader business.

What was important in 2025
•job creation and procurement opportunities
•land access
•socioeconomic development projects
•environmental management, tailings storage facilities,
operational impacts and potential site closures
•security

Customers
The needs of our customers are central to our
operational decision-making.
How our Board engages
•In 2025, Simon Trott, Ben Wyatt, and Peter Cunningham engaged with several of our key customers in China, Japan and Korea, meeting senior leaders from key markets.
•Our Chair, Dominic Barton, met with senior leaders from our Joint
Venture partners in Simandou, facilitating strategic discussions and reinforcing the Group’s commitment to partnership and innovation.
•In October 2025, Simon Trott engaged with customers at
appreciation dinners in China and Japan. These engagements
focused on strengthening partnerships, supporting supply chain resilience, and advancing decarbonisation initiatives.
•Ongoing dialogue and stakeholder sessions.

How the Board has taken account of these interests
•The Board receives updates on Commercial priorities, market development, and customer engagement initiatives, ensuring customer interests are reflected in Group strategy and operational priorities.
•The Board receives regular updates from customer interactions and business forums. In 2025, insights and feedback were drawn from ongoing dialogue and stakeholder sessions.

What was important in 2025
•product quality
•product delivery management
•innovation for decarbonisation solutions
•strategic partnerships
•access to ESG traceability data
•supply security
•responsible sourcing and supply

Governments
Governments – national, state and provincial, and
local – are important stakeholders for our
business. They provide the legal and policy
framework that supports our businesses, and
ensures that our communities and people
are protected.
How our Board engages
•We participate in multi-stakeholder organisations, initiatives and roundtables, such as the Extractive Industry Transparency
Initiative, and ICMM.
•We have innovative partnerships with governments, such as
ELYSISTM with the Governments of Canada and Quebec. We also
partner with governments on projects, such as with the
Government of Guinea on the Simandou iron ore deposit.
•Government representatives regularly visit our sites.
•In Australia, we engage with governments on issues such as
project approvals and cultural heritage protection.
•In the US, we advocate on public policy related to the North
American supply chain and alignment on climate change, critical minerals and materials, renewable energy and trade.
•In China, we partner and engage with a range of government and state-owned entities on issues related to climate change,
innovation, training, procurement and product supply.
•We contribute to UK and EU public policy development.

How the Board has taken account of these interests
•We engage with government officials to understand their
expectations, concerns and policies. This helps us align our activities with government interests. The Board receives regular updates regarding all our projects and, in doing so, oversees our engagement with governments.
•The Board oversees our financial management to ensure we
comply with tax obligations and make a fair contribution to our host country's revenue. We comply with regulations and contribute positively to the economic and social development of the regions where we operate.

What was important in 2025
•tax and royalty payments
•compliance with laws and regulations
•local employment, procurement, safety and health
•ESG issues, decarbonisation opportunities and socioeconomic development projects
•operational environmental management
•transparency and human rights
•industrial policy
•new technology and innovation
•security

Annual Report on Form 20-F 2025	109	riotinto.com
Directors’ report | Our stakeholders

Civil society organisations
Civil society organisations (CSOs) play an important
role in society. They hold us to account and help
us understand societal expectations across
environmental, social and governance (ESG) issues,
and identify risks and opportunities to collaborate.
How our Board engages
•We engage regularly with a wide range of CSOs to understand and respond to areas of interest and concern, communicate progress, share challenges and advance common goals. In 2025, we
expanded our outreach to CSOs in Europe, Argentina and Chile.
We also organised civil society dialogues on the Panguna Legacy
Impact Assessment and decarbonisation, as well as field visits for
CSOs to Resolution Copper and Simandou.
•We engage locally, nationally and globally on specific issues related to an operation. For example, through civil society
roundtables in Guinea, Chile and the US.
•We attend industry and multi-stakeholder forums such as the
Executive Industry Transparency Initiative, where CSOs are
present to understand the latest trends and expectations of civil society on ESG issues.
•Since 2018, we have held annual roundtables with CSO leaders and members of the Board and Executive Committee. The roundtables provide a dedicated forum for our most senior leaders to engage directly with CSOs and discuss issues of mutual concern. Twelve
CSOs took part in our 2025 roundtables in London and Buenos Aires.

How the Board has taken account of these interests
•The Board and its committees consider issues raised by CSOs throughout the year, particularly through the Sustainability
Committee. The Board is represented at the CSO roundtables
through the Chair and other Directors.
•The Board considers ESG issues and our social licence to
operate when making decisions on new ventures, projects and
other growth opportunities.
•The Chair and executives engaged with investors on these areas, reflecting civil society’s emphasis.

What was important in 2025
•water management, biodiversity protection and nature targets
•decarbonisation, carbon offsets and Scope 3 emissions
•the Panguna Mine Legacy Impact Assessment
•Australia’s nature-positive plan and nature reforms
•Indigenous Peoples’ rights in the energy transition
•the Simandou project
•lithium projects in Argentina and Chile
•civic space and human rights defenders

Suppliers
Our suppliers are critical to our ability to run
efficient and safe global operations.
How our Board engages
•In 2025, Peter Cunningham engaged with suppliers through
meetings and collaborative initiatives in China, Korea and Japan.
In addition, Peter met with Accenture and SAP on the Modern
Enterprise Resource Platform program, a strategic initiative to operational excellence.
•In October 2025, Simon Trott engaged with suppliers and service providers at appreciation dinners in China and Japan. These
engagements reinforced relationships and addressed challenges in sustainable supply, responsible and resilient supply chains, electrification trends, and the evolving role of suppliers in meeting global demand for critical minerals.
•Ongoing dialogue and supplier forums.

How the Board has taken account of these interests
•The Board receives updates on suppliers’ activities, including metrics regarding Group’s support for Indigenous-owned suppliers and reviews of supply chain competitiveness, technology
leadership and sustainability standards.
•In 2025, we developed our first battery-swap electric haul truck trial fleet, jointly developed with SPIC-Qiyuan and Tonly at the Oyu
Tolgoi site, a significant step towards decarbonising
mining operations.

What was important in 2025
•payment terms and processes
•partnership and collaboration
•contract terms and conditions
•sustainability and ethical practices
•efficiency and simplification
•support and engagement
•innovations and improvement
•responsible and resilient supply chains

Annual Report on Form 20-F 2025	110	riotinto.com
Directors’ report
Board activities in 2025
At every Board meeting, the Chief Executive and Chief Financial Officer report on the safety, operating, and business performance of the Group, the Committee Chairs report on proceedings of the committees, and the Board consider and reflect on safety issues.
In 2025, the Board reviewed its forward agenda of matters to be discussed, considered its constitution, composition and performance, and reviewed any new or amended Group policies. The Board has ultimate oversight of sustainability matters, but has delegated responsibility for certain matters to the Sustainability Committee. The Board had 7 scheduled meetings in 2025.
Set out below are some of the specific matters that the Board considered during the year.

In February, the Board:
•Carefully considered the shareholder requisitioned resolution related to the dual-listed companies unification, unanimously concluded that it was not in the best interests of the Group, and approved the statement included in the notices of meeting.
•Reviewed and approved the resolutions to be put to the Annual
General Meetings.
•Reviewed and approved the Group's 2024 full-year results and final shareholder returns, which had been considered by the
Audit & Risk Committee.
•Reviewed the findings of the annual Board evaluation.
•Approved the Group’s 2025 Funding Plan.
•Received updates on compliance: program developments,
effectiveness, risks, litigation and business integrity
myVoice insights.

In April, the Board:
•Considered Board succession planning.
•Reviewed and discussed an update on the Lithium portfolio and the integration of Arcadium Lithium.
•Approved the 2024 Modern Slavery Statement.
In late April the Board met in Perth and held a two-day strategy session, during which they discussed the following:
•The global strategic context, including the geopolitical landscape and macro-economic environment.
•The Group’s recycling strategy, the energy transition and its implications, global socio-economic trends, and a review of
reserves and resources.
•Implications of these topics for the Group’s strategy and
core projects.

In July, the Board:
•Approved the appointment of Simon Trott as Chief Executive.
•Approved changes to the operating model and executive team.
•Approved funding to progress the first phase of data collection for the Resolution Copper project in Arizona.
•Approved funding to develop the West Angelas Sustaining
Project with Robe River Joint Venture.
•Approved the Group’s 2025 half-year results statement and
interim shareholder returns, which had been considered by the
Audit & Risk Committee.
•Approved the mid-year confirmation of material risks.

In September, the Board:
•Reviewed an update from the Chief People Officer covering
organisational change, culture, talent, People Survey results and progress with the Everyday Respect report recommendations.
•Discussed an update on Tomago Aluminium.

In October, the Board:
•Approved a funding request to progress the Winu 10 Mtpa
Project into Feasibility Study phase.
•Received and considered an update on the Group’s tax policy.
The Board also held a 2-day strategy session covering the following:
•The Group’s long-term financial plan, capital allocation and financial resilience.
•Industry structure and the Group’s strategies for copper,
aluminium, lithium and iron ore.
•Our competitive landscape, competitive advantages and
our position.
•Constraints on the business and how to mitigate them.

Annual Report on Form 20-F 2025	111	riotinto.com
Directors’ report | Board activities in 2025

In December, the Board:
•Visited Argentina for government, and other stakeholder,
engagement, and visited operations at the Rincon Lithium Project and our Fénix facility.
•Reviewed and considered an update on the Panguna Mine.
•Approved the Group’s 2026 Annual Plan.
•Discussed an update from the Chief People Officer regarding
People and culture matters.
•Discussed initial results from the annual Board evaluation.

How the Board monitors culture
The Board is responsible for establishing the company’s purpose, strategy and values. Our people are critical to Rio Tinto’s success, and throughout 2025, the Board maintained close oversight of efforts to build a more engaged and diverse workforce, and to continue strengthening our culture.

For more information on our people, see page 107.

The Board monitors culture in a number of different ways –
seeking to ensure alignment with our strategy and values. This includes making sure that our policies, practices and expected behaviours are well understood, and our values guide the way we make decisions.
In 2025, we reaffirmed our commitment to creating a safer, more respectful and inclusive workplace, that fosters diverse
perspectives and better outcomes.
We continue to drive the consistent implementation of the
recommendations from the Everyday Respect report across the
business. This work reflects the ongoing need to ensure that our purpose, strategy and values are aligned with the culture
colleagues experience every day.
The Board receives regular updates about our people from the
Chief People Officer and management. This, together with data from the myVoice confidential whistleblower program, the People
Survey (our employee engagement survey), and key metrics
such as data on retention, provides the Board with a
comprehensive overview of culture.
This provides a clear and grounded view of where we are making progress, and where further focus and action are required.
Colleague feedback from the People Survey confirms that while momentum is building, there is more to do.

The Board’s oversight of organisational culture was reinforced through regular, direct engagement. During 2025, Board
members connected with colleagues at round tables and visits to sites and offices around the world. This is important in facilitating two-way dialogue between the Board and wider workforce, and
gives a different perspective for the Board on culture. Board members find these opportunities to hear colleagues’
perspectives and concerns invaluable – helping to ensure our focus remains firmly on people, culture and continuous
improvement. Susan Lloyd-Hurwitz is our designated Non-
Executive Director for engagement with the workforce.
In 2025, the Non-Executive Directors visited a large number of projects, sites and offices. In May, the Board meeting was held in
Perth which gave the Board the opportunity to meet with
leadership and employees through briefings and more informal engagements. Following this, the Board visited Hope Downs 1 in the Pilbara and met with the local management team.
Non-Executive Directors also took the opportunity to visit our operations. This included Canada, Guinea, Mongolia, Singapore and the US.
The Board visited Argentina in December. During their time in
Argentina, the Board met with the local workforce. This
supported the Board’s understanding of the ongoing integration of Arcadium Lithium. The insights we bring back to the
Boardroom play an important role in shaping our discussions and decision-making.

Annual Report on Form 20-F 2025	112	riotinto.com
Directors’ report
Evaluating our performance
This year, the Board’s annual performance evaluation was led internally. This aligns with the corporate governance principles for both the UK and Australia.
How the 2025 evaluation worked
In 2025, we completed a review of the Board and Committees using an online questionnaire platform that emphasised the following objectives:
1)Capturing areas of strength and areas for improvement at the start of the new Chief Executive’s tenure.
2)Benchmarking (where useful) against the 2024 internal survey and external data.
3)Undertaking a deeper dive into Committees.
What the evaluation found
The evaluation concluded that the Board and its Committees
continued to demonstrate strong and constructive governance
throughout the year, underpinned by effective working relationships, high ethical standards and a culture that supports open, respectful and well-balanced debate. Well-structured agendas, improving paper quality and strong leadership from the Chair enabled
thoughtful discussion and sound decision-making, while the broad mix of experience across the Board contributed to robust and informed oversight.
Overall performance was found to be very effective, though some areas for further improvement were identified.
These include clearer communication of strategic priorities, strengthening the alignment between long-term objectives,
performance measures and incentives, and how the Board oversees operational performance, organisational change and talent
development. These focus areas reflect both the organisation’s evolving context and the Board’s commitment to continuous
improvement.
Encouragingly, the review reflects a governance system operating from a strong foundation in support of the effective delivery of the
Group’s long-term ambitions.
The Non-Executive Directors, led by the Senior Independent
Director, are responsible for the performance evaluation of the
Chair. They met in May 2025 to review this and the Senior
Independent Director (Sam Laidlaw at that time) met with the Chair to feedback the outcome of that evaluation. The Chair met with each non-executive director regularly throughout the year to discuss, among other things, board effectiveness and individual director performance. It was concluded that the performance of individual directors continued to be effective.
Every 3 years, in accordance with the UK Corporate Governance
Code, we engage a professional external adviser to undertake an independent evaluation of the Board’s effectiveness. In 2026, we will conduct an external review.
Directors’ attendance at scheduled Board and Committee meetings during 20251

	Committee Appointments	Board	Audit & Risk	Nominations & Governance	People & Remuneration	Sustainability
Chair and Executive Directors
Dominic Barton		7/7		4/4	5/5	4/4
Jakob Stausholm[2]		4/4
Simon Trott[3]		3/3
Peter Cunningham		7/7
Non-Executive Directors
Dean Dalla Valle		7/7		4/4	5/5	4/4
Simon Henry - retired 23 October 20254&5		6/6	6/6	3/3
Kaisa Hietala - retired 1 May 2025[6]		2/3	2/2			2/2
Sam Laidlaw - retired 1 May 2025[7]		3/3		3/3	2/2	2/2
Susan Lloyd-Hurwitz[8]		7/7			5/5	1/1
Martina Merz - retired 23 October 2025[9]		5/6				2/3
Jennifer Nason[10]		7/7	6/6		5/5
Joc O'Rourke[11]		6/7	7/7			1/2
Sharon Thorne12&13		7/7	7/7	1/1
Ngaire Woods		7/7		3/4		3/4
Ben Wyatt[14]		7/7	7/7	1/1	5/5
1.In addition to the scheduled meetings of the Board and Committees for 2025, in order to attend to urgent matters, additional ad hoc meetings of the Board and Committees were convened. Other than as expressly noted below, these meetings were attended by each member of those Committees.
2.Jakob Stausholm stepped down from the Board with effect from 24 August 2025.
3.Simon Trott became Chief Executive with effect from 25 August 2025.
4.Simon Henry stepped down as Chair of the Audit & Risk Committee with effect from 9 June 2025.
5.Simon Henry stepped down from the Board with effect from 23 October 2025. Simon was a member of the Audit & Risk and Nominations & Governance Committees.
6.Kaisa Hietala stepped down from the Board with effect from 1 May 2025. Kaisa was a member of the Audit & Risk and Sustainability Committees.
7.Sam Laidlaw stepped down from the Board with effect from 1 May 2025. Sam was Chair of the People & Remuneration Committee, member of the Nominations & Governance and
Sustainability Committees and Senior Independent Director of Rio Tinto plc.
8.Susan Lloyd-Hurwitz became a member of the Sustainability Committee with effect from 23 October 2025.
9.Martina Merz stepped down from the Board with effect from 23 October 2025. Martina was a member of the Sustainability Committee.
10.Jennifer Nason became a member of the Audit & Risk Committee with effect from 17 February 2025.
11.Joc O’Rourke became a member of the Sustainability Committee on 1 May 2025.
12.Sharon Thorne became Senior Independent Director of Rio Tinto plc and a member of the Nominations & Governance Committee with effect from 1 May 2025.
13.Sharon Thorne became Chair of the Audit & Risk Committee with effect from 9 June 2025.
14.Ben Wyatt became Chair of the People & Remuneration Committee with effect from 1 May 2025 and Senior Independent Director of Rio Tinto Limited with effect from 23 October 2025.

Board Committee membership key
Committee Chair	Audit & Risk Committee	People & Remuneration Committee
	Nominations & Governance Committee	Sustainability Committee

Annual Report on Form 20-F 2025	113	riotinto.com
Directors’ report
Nominations & Governance Committee report
The Nominations & Governance Committee ensures appointments
to the Board are subject to a formal, rigorous and transparent procedure, oversees succession planning for the Board and
senior management, and develops the Group’s governance
arrangements on behalf of the Board.

Nominations & Governance Committee members[1,2]
Dominic Barton (Chair)
Dean Dalla Valle
Sharon Thorne
Ngaire Woods
Ben Wyatt
1.Sam Laidlaw was a member of the Committee until his retirement from the Board on
1 May 2025.
2.Simon Henry was a member of the Committee until his retirement from the Board on 23
October 2025.
2025 was a busy year for the Committee and I would like to extend my thanks to the Committee members for their support during this period. We decided in 2025 to expand the remit of our Nomination
Committee, now renamed our Nominations & Governance
Committee effective 1 January 2026, to include responsibility for developing and overseeing the Group’s governance arrangements on behalf of the Board.
The Committee’s priorities this year have been Chief Executive succession and continuing to right-size the Board to ensure the right balance of skills and experience in the boardroom to help deliver implementation of the Group’s strategy and objectives.
As we have previously reported, the size of the Board peaked at 14
Directors during a transitional period in which we retained the expertise and experience of longer-serving Directors as newer
Directors familiarised themselves with the Group.
Sam Laidlaw and Kaisa Hietala stepped down from the Board at the conclusion of the 2025 AGMs, and on 23 October 2025, Simon
Henry stepped down as Director. Sam and Simon completed a
comprehensive handover to Ben Wyatt and Sharon Thorne, who
have succeeded them respectively as Chairs of the People &
Remuneration and Audit & Risk Committees. During the year,
Sharon was also appointed Senior Independent Director of Rio Tinto plc , and Ben was appointed Senior Independent Director of Rio
Tinto Limited.
Martina Merz stepped down as a Director on 23 October 2025, concluding this phase of Board right-sizing. Martina has been a valuable addition to the Board since her appointment in February 2024.
I would like to express my sincere thanks to Simon and Martina, on behalf of the Board, for their outstanding contribution to Rio Tinto.
The Committee spent a significant amount of time in 2025 overseeing the Chief Executive succession. Upon conclusion of the process, I am delighted that the Board approved the appointment of Simon Trott as
Chief Executive, who stepped into the role on 25 August 2025.
Simon has been on the Executive Committee since 2018, most
recently as Chief Executive, Iron Ore, and before that as Rio Tinto’s first Chief Commercial Officer.
Simon is an outstanding leader with a deep understanding of mining and a track record of delivering operational excellence and creating value across our business – attributes Simon is now bringing to Rio
Tinto at scale.
Dominic Barton
Nominations & Governance Committee Chair
19 February 2026
Chief Executive Succession
In May 2025, Jakob Stausholm confirmed he intended to step down from the Board as a Director and Chief Executive and the
Committee oversaw a comprehensive selection process that built upon extensive existing succession planning.
The Committee appointed executive search agency Spencer Stuart to support the process, working with the Senior Independent
Directors, and led by the Chief People Officer, Georgie Bezette.
By considering the key challenges and opportunities facing the business over the next 5 to 10 years, the Committee identified the leaderships skills, experience and expertise required, and agreed a detailed candidate profile and role specification.
These were then used to identify an initial longlist of internal and external potential candidates. After an assessment process and interviews, the Committee recommended a final shortlist to be interviewed by the Board.
Upon conclusion of the interviews, the Board agreed that Simon
Trott was the right leader for Rio Tinto.
Following the Board’s approval, the appointment was announced and a formal induction process commenced, including an extensive handover from Jakob Stausholm.

For more information about our Non-Executive Directors, see the Board biographies on pages 104-105.
Length of tenure of Non-Executive Directors

●	0-3 years: 4
●	+3-6 years: 4
●	+6-9 years: 0

Annual Report on Form 20-F 2025	114	riotinto.com
Directors’ report | Nominations & Governance Committee report
Our key responsibilities
The purpose of the Nominations & Governance Committee is to
review the composition of the Board and develop and oversee the
Group’s governance arrangements on behalf of the Board.
The Committee leads the process for appointments, making
recommendations to the Board as part of succession planning for
Non-Executive Directors. It also approves proposals for
appointments to the Executive Committee.
Membership of the Committee
The members of the Committee are all independent Non-Executive
Directors, and their biographies can be found on pages 104-105.
The Chief Executive and the Chief People Officer are invited to attend all or part of meetings, as appropriate. The Committee is chaired by the Chair of the Board, unless the matter under
consideration relates to the role of the Chair.
The Committee had 4 scheduled meetings in 2025 and met
regularly during the Chief Executive succession process.
Attendance at the formal meetings is included in the table
on page 112.
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
We believe that an effective Board combines a range of
perspectives with strong oversight, combining the experience of
Directors who have developed a deep understanding of our
business over several years with the fresh insights of newer appointees. We aim for the Board’s composition to reflect the global nature of our business - we currently have 5 different nationalities
(including dual nationalities) on a Board of 10.
The Committee engaged Spencer Stuart to support the search for our new Chief Executive. The Committee is satisfied that Spencer
Stuart does not have any connections with the company or
individual Directors that may impair their independence.
When recruiting government or former government officials to join the Rio Tinto Board, we comply with any restrictions and obligations existing pursuant to relevant laws and regulations, including with respect to confidentiality, lobbying and conflicts of interest.
The key skills and experience of our Board are set out on this page of the report.
Diversity
The Board recognises that it has a critical role to play in creating an environment in which all contributions are valued, different perspectives are embraced, and biases are acknowledged and
overcome. The Board shares ownership with the Executive
Committee of the Group’s Respect, Inclusion and Diversity Policy,
which can be found at riotinto.com/policies.
The proportion of women on the Board is currently 40% (4 women and 6 men). Sharon Thorne was appointed Senior Independent
Director on 1 May 2025, satisfying the UK Listing Rule target.
The Group has continued to set measurable gender diversity
objectives for the composition of senior leadership and graduate intake and achievement of these targets contributes to the variable remuneration of senior executives. Progress on diversity is shown in the Our approach to Sustainability section on page 35, where we show a breakdown by seniority.
The number of Directors who identify themselves as being from an ethnic background is one (Ben Wyatt), aligned to the objectives of
The Parker Review in the UK.
For further information on the gender and ethnic diversity of the
Board and Executive Committee please see page 151 of the
Additional statutory disclosure section.

Progress on diversity is shown in the Talent, respect and inclusion section on pages 38-39.
Skills and experience of the Chair and Non-Executive Directors

Skills and experience	Some experience	Extensive experience	Total
Chief Executive experience: Chief Executive-level experience of a major corporation	1	4	5
Chief Financial Officer and audit experience: Experience in financial accounting and reporting, corporate finance, internal controls, treasury and associated risk management	1	2	3
Mining and broader industrial operations: Senior executive experience in a large, global mining or industrial organisation		2	2
Major projects: Experience in developing large-scale, long-cycle capital projects	2	3	5
Corporate governance: Experience on the board of a major quoted corporation subject to rigorous corporate governance standards	1	5	6
Global experience, including multinational and geopolitical experience: Experience working in multiple global locations, exposed to a range of cultural, business, regulatory and political environments and/or in-depth understanding of public policy and government relations	1	6	7
Relevant country/regional expertise: Knowledge of countries or regions of strategic relevance to the Group	3	1	4
Downstream customer markets: Understanding of value chain development, including consumers, customers and marketing demand drivers	3	1	4
ESG: Experience of issues associated with environmental and social responsibility, including communities and social performance, government relations, workplace health and safety and stakeholder engagement	4	4	8
Energy transition: Knowledge and experience of managing climate-related threats and opportunities including climate science, the low-carbon transition and public policy	5		5
Industrial technology and innovation: Experience of nurturing and harnessing research, development and innovation, including digital technology and cyber security	5		5
Mergers and acquisitions and private equity/investing: Experience of mergers, acquisitions, disposals, joint ventures, private equity and investing	3	1	4

Annual Report on Form 20-F 2025	115	riotinto.com
Directors’ report
Audit & Risk Committee report
The Committee supports the Board in discharging its governance responsibilities and oversees the integrity of the Group’s financial reporting and associated narrative statements.

Audit & Risk Committee members[1,2,3]
Sharon Thorne (Chair)
Jennifer Nason
Joc O’Rourke
Ben Wyatt
1.Simon Henry stepped down from the Board on 23 October 2025.
2.Kaisa Hietala stepped down from the Board on 1 May 2025.
3.Jennifer Nason joined the Committee on 17 February 2025.
I was appointed Chair of the Audit & Risk Committee in June 2025 and
am grateful to the Board and my fellow Committee members for their support as I completed my handover from Simon Henry. On behalf of the Committee, I would like to thank Simon for his strong leadership and stewardship during the 6 years he was Chair of the Committee. His experience provided continuity and discipline, and I valued his support during the transition.
2025 saw a number of changes to the Group. This included the acquisition and integration of Arcadium Lithium, the appointment of a new Chief Executive and the subsequent evolution of the
operating model. Against this backdrop, the Committee’s work reflected the importance of maintaining strong oversight of risk, control and assurance during a time of transition. When considering the work of Group Internal Audit, we have paid particular attention to how the delivery of the audit program will support the delivery of the new operating model.
An area of focus was the continued evolution of the Group’s risk management framework. This included review of updates to the Risk factors, which are reflected in the disclosures in this Form 20-F, and revisions to risk appetite statements. The Committee also received updates on the implementation of the refreshed Three Lines of Defence model, with discussion focusing on governance, clarity of roles and responsibilities, and how accountability for risk and control will operate under the evolving operating model. Independent benchmarking of aspects of the Group’s risk maturity was also considered, alongside insights from management and Group Internal Audit, to inform the
Committee’s oversight of risk management arrangements. Working with the Head of Risk, the Committee has developed a program of work for the Committee that reflects the increased time needed to oversee risk matters, including the use of deep dives on specific risks.
Internal control and assurance were considered in the context of evolving governance and regulatory expectations in the UK and
Australia. The Committee considered the Group’s approach to
internal control and assurance, and how we are addressing
governance requirements across the 3 jurisdictions, including
Provision 29 of the 2024 UK Corporate Governance Code. Cyber
security and technology risk also featured during the year. The
Committee received updates on cyber risk governance, including independent assessments and the importance of cyber resilience within the Group’s overall risk management framework.
The Committee maintained close engagement with the external
auditor throughout the year, including consideration of audit quality, independence and inspection outcomes, and matters relevant to audit planning and partner rotation.
During the year, the Committee worked alongside the Sustainability
Committee on matters of shared responsibility, including oversight of assurance arrangements supporting sustainability and climate-related disclosures. This included consideration of mandatory climate reporting requirements and the proposed approach to assurance in advance of inclusion in the Form 20-F.
Sharon Thorne
Audit & Risk Committee Chair
19 February 2026
Membership
The members of the Committee are all independent Non-Executive
Directors, and their biographies can be found on pages 104-105.
The Chair of the Board is not a member of the Committee.
As Rio Tinto’s securities are listed in Australia, the UK and the US, we follow the regulatory requirements and best practice governance recommendations for audit committees in each of these markets.
Australian listing requirements
In Australia, the members, and the Committee as a whole, meet the independence requirements of the Australian Securities Exchange –
ASX Corporate Governance Council’s Corporate Governance
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
Rules, and the provisions of the UK Corporate Governance Code relating to audit committee composition. Sharon Thorne, the Chair of the Committee, is considered by the Board to have recent and relevant financial experience.
Joc O’Rourke has extensive experience in the natural resources sector and Ben Wyatt, Jennifer Nason and Sharon Thorne have
gained experience in the mining sector by serving on the Board and through regular site visits, reports and presentations. The
Committee as a whole has competence relevant to the sector in which the company operates. The Committee complies with the
Audit Committees and the External Audit: Minimum Standard.
US listing requirements
In the US, the requirements for the Committee’s composition and role are set out in the Securities and Exchange Commission (SEC)
and New York Stock Exchange (NYSE) rules. The members of the
Committee meet the independence requirements set out under Rule
10A-3 of the US Exchange Act and under Section 303A of the NYSE
Listed Company Manual. The Board has designated Sharon Thorne as an “audit committee financial expert”. The Board also believes that the other members of the Committee are financially literate by virtue of their wide business experience.

Annual Report on Form 20-F 2025	116	riotinto.com
Directors’ report | Audit & Risk Committee report
Committee remit
The Committee’s objectives and responsibilities are set out in our
Terms of Reference (see riotinto.com/corporategovernance).
These follow the relevant best practice recommendations in
Australia, the UK and the US.
Our main duties
•Financial reporting: We review the key judgements needed to apply accounting standards and to prepare the Group’s financial statements. We also review the narrative reporting that goes with them, with the aim of maintaining integrity in the Group’s financial reporting. And we monitor items excluded in deriving alternative performance measures such as underlying earnings.
•External audit: We oversee the relationship with the external auditors and review all the non-audit services they provide and their fees, to safeguard the auditors’ independence and
objectivity. We also assess the effectiveness of the external audit and, when necessary, carry out a formal tender process to select new auditors.
•Framework for internal control and risk management: We
monitor the effectiveness of the Group’s internal controls,
including those over financial reporting. We also oversee and carry out a review of the Group’s risk management framework.
•Group Internal Audit (GIA): We oversee the work of GIA and its head, who reports functionally to the Committee Chair.
•Mineral Resources and Ore Reserves: We oversee the reporting and assurance of Mineral Resources and Ore Reserves, and
consider the impact on financial reporting.
•Distributable reserves: We provide assurance to the Board that distributable reserves are sufficient, and in the correct corporate entities, to support any dividend proposals.
These duties feed into an annual work plan that ensures we
consider issues on a timely basis. The Committee has authority to investigate any matters within its remit. We have the power to use any Group resources we may reasonably require, and we have
direct access to the external auditors. We can also obtain
independent professional advice at the Group’s expense, where we deem necessary. No such advice was required during 2025.
The Committee Chair reports to the Board after each meeting on the main items discussed, and the minutes of Committee meetings are circulated to the Board.
We had 7 Committee meetings in 2025. Attendance at these
meetings is included in the table on page 112. The Committee has met twice to date in 2026.
The Chair of the Board, the Chief Financial Officer, the Group
Financial Controller and the heads of GIA and Risk regularly attend
Committee meetings, as does the Chief Legal, Governance &
Corporate Affairs Officer. Other senior executives and subject-matter experts are invited as needed.
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
Use of Committee meeting time in 2025

●	Financial reporting: 40%
●	Internal control and risk management: 25%
●	External audit: 15%
●	Internal audit: 15%
●	Governance: 5%

Other focus areas in 2025
In addition to the main duties, the Committee also:
•Considered updates to the Group’s Risk factors and risk appetite, including underlying risk evaluations, changes to risk disclosures, and refinements of risk appetite statements. Considered the
assurance framework and the linkage between material risks,
material controls and assurance across the lines of defence.
Oversaw the effectiveness of the risk framework and considered improvement plans and performance against those plans.
•Reviewed the analysis underpinning the longer-term viability statement, including severe but plausible scenarios and reverse stress testing, and confirmed the Group’s resilience to operate and discharge its liabilities as they come due over the
assessed period.
•Considered the Group’s arrangements for internal control and assurance in the context of the UK Corporate Governance Code, including the requirements of Provision 29. This included
oversight of the governance, roles and responsibilities supporting the program to adopt Provision 29, key design decisions and
progress against plan.
•Received updates on the Group’s approach to managing cyber
risk and technology resilience, including the governance, policies and controls in place to support the protection of information and operational technology. This included consideration of the cyber threat environment, incident response arrangements, and
escalation processes. The Committee considered cyber risk as part of its broader oversight of the Group’s risk management and internal control framework.
•Received updates on the Group’s approach to managing its risks associated with mineral assets stewardship. This included
consideration of the strategic, operational and regulatory
compliance dimensions of the risk across the discovery-to-closure lifecycle and the controls and governance in place. The
Committee considered mineral assets stewardship as part of its broader oversight of the Group’s risk management and internal control framework.
•Oversaw the effectiveness of the Group’s ethics and compliance framework, including the policies, systems and processes in place to support compliance with legal and regulatory requirements and to promote ethical conduct across the Group. This included
oversight of whistleblowing arrangements and reporting
mechanisms, and consideration of how responsibilities and
controls operated under the operating model.
•After a robust process, in early 2026, recommended to the Board that the draft 2025 Annual Report should be taken as a whole, to be fair, balanced and understandable.
•Reviewed the quality and effectiveness of the Group’s internal control and risk management framework. This review included the effectiveness of the Group’s internal controls over financial reporting, and the Group’s disclosure controls and procedures in accordance with sections 404 and 302 of the US Sarbanes-Oxley
Act 2002. The Committee also considered reports from GIA and
KPMG on their work in reviewing and auditing the control
environment.

Annual Report on Form 20-F 2025	117	riotinto.com
Directors’ report | Audit & Risk Committee report
Significant issues relating to financial statements
There were 4 significant issues considered by the Committee in relation to the financial statements.

Matters considered	Conclusion
Review Arcadium Lithium purchase price allocation and goodwill carrying value
The Committee discussed management’s allocation of purchase consideration for Arcadium Lithium plc to identifiable assets and liabilities and the goodwill arising of $2.1 billion. Subsequent to the finalisation of this exercise, the Committee considered management’s annual impairment test of goodwill with a particular focus on forecast prices, discount rate and the associated disclosures.

Review of carrying value of cash-generating units and impairment charges/ reversals
The Committee assessed management’s determination of cash-generating units, review of impairment triggers, and consideration of potential impairment charges and reversals over the course of the year. The key assets discussed included Rio Tinto Iron and
Titanium where a transformation to respond to challenging market conditions was identified as an impairment trigger, and at Yarwun where a second tailings storage facility was determined not to be economically feasible and resulted in a curtailment of alumina operations to provide more time to identify technical solutions that could extend the life of the refinery.

Application of the policy for items excluded from underlying earnings and underlying EBITDA
The Committee reviewed the Group’s policy for exclusion of certain items from underlying earnings and confirmed the consistent application of this policy year on year. The post-tax Rio Tinto share of items excluded from underlying earnings comprised charges of
$949 million and income of $47 million. A reconciliation of net earnings to underlying earnings is presented in the Alternative
Performance Measures section.

Estimate for provision for closure, restoration and environmental obligations
The Committee reviewed the significant changes in the estimated provision for closure, restoration and environmental obligations by product group and Rio Tinto Closure. The Committee received updates on the closure studies completed in the period and reviewed economic assumptions assessed by management, including consideration of the discount rate.

Climate change-related financial reporting
The Directors have considered the impact of climate-related risks and opportunities when preparing and signing off the Company’s accounts. The narrative reporting on climate-related matters is consistent with the accounting assumptions and judgements made in this report. The Audit & Risk Committee reviews and approves all material accounting estimates and judgements relating to financial reporting, including those relating to climate. The Committee also works closely with the Sustainability Committee to oversee
engagement with the auditors who conduct assurance over climate-
related disclosures. Oversight of climate‑related matters is embedded within the Group’s governance and risk management
processes.
We use scenarios to identify risks and opportunities, including those related to climate change, and to assess the resilience of our business under different transition scenarios. The Conviction scenario is our central case. It underlies strategic planning across the Group, is used in commodity price forecasts, valuation models, reserves and resources determination, and in determining estimates for assets and liabilities in our financial statements, including impairment testing, estimating remaining economic life, and
discounting closure and rehabilitation provisions. The Resilience scenario is our sensitivity analysis designed to test our annual plan and investment proposals.
Neither the Conviction nor the Resilience scenarios above are consistent with climate policies required to accelerate the global transition to meet the stretch goal of the Paris Agreement. Despite global agreements on climate change reached in Glasgow, Dubai and Belem, emissions today continue to rise, making the 1.5°C goal of the Paris Agreement unlikely to be achieved. In 2022, we
developed a Paris-aligned scenario, referred to as the Aspirational
Leadership scenario, which helps us better understand the
pathways to meet the Paris Agreement goal, and what this could mean for our business.
Overall, the economic performance of our portfolio would be
stronger in scenarios with higher GDP growth and proactive climate action, and is resilient under pricing scenarios aligned with 1.5°C,
2.1-2.3°C and 2.5°C outcomes, respectively.
We also use scenarios in our bottom-up asset-level physical risk and resilience assessments. During the year, the assessment
performed under the physical resilience approach, together with our ongoing review processes, including impairment assessments, did not identify any material accounting impacts as a consequence of the physical risks associated with climate change.

For more information on climate change impact on our Group, see pages 53-86 and 161-164 in this report.
Contact with financial regulators during 2025
During the year, the Independent Consultant retained as part of the
2023 court-approved settlement with the SEC concerning the 2012
Rio Tinto Coal Mozambique impairment, delivered their report to the
SEC. Their recommendations largely relate to training,
documentation and information sharing. Rio Tinto expects to have completed its remediation activities by half-year 2026.
External auditors
Engagement of the external auditors
For the 2025 financial year, KPMG served as our auditors. Their appointment was approved by shareholders at our AGMs in 2025.
The UK entity of KPMG audits Rio Tinto plc, and the Australian entity audits Rio Tinto Limited. The UK audit engagement partner,
Jonathan Downer, was appointed in 2021 and the Australian partner,
Graham Hogg, was appointed in 2025. Jonathan Downer will rotate off the audit at the conclusion of the 2025 audit and Simon Haydn-
Jones has been selected as the UK audit engagement partner. This is a planned partner rotation, in line with the requirements of the
Financial Reporting Council’s (FRC) Ethical Standards and SEC
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
However, safeguarding the external auditors’ objectivity and independence is an overriding priority. For this reason, and in line with the FRC’s Ethical Standard and the SEC independence rules, the Committee ensures that the external auditors do not perform any functions of management, undertake any work that they may later need to audit or rely upon in the audit, or serve in an advocacy role for the Group.

Annual Report on Form 20-F 2025	118	riotinto.com
Directors’ report | Audit & Risk Committee report
We have a policy governing the use of the auditors to provide non-
audit services. The cap on the total fees that may be paid to the external auditors for non-audit services in any given year is 70% of the average of the audit fees for the preceding 3 years. This is in line with the FRC’s Ethical Standard. Non-audit assignments fall into
2 broad categories:
•Audit, audit-related or other “pre-approved” services where we believe there is no threat to auditors’ independence and
objectivity, other than through the fees payable.
•Other services approved under delegated authority.
We apply different approval regimes to these areas of work.
Approval of “pre-approved” services is as follows:
•Up to $50,000: subject to prior notification to management, this work can be awarded.
•From $50,001 to $100,000: requires the Chief Financial Officer’s approval.
•Over $100,000 and with a tender process: if the external auditors are successful in the tender, the appointment requires the Chief
Financial Officer’s approval.
•From $100,001 to $250,000 without a tender process: requires the Chief Financial Officer’s approval.
•Over $250,000 without a tender process: requires the
Committee’s or Committee Chair’s approval.
In each case, the nature of the assignment and the fees payable are reported to the Committee.
The Chief Financial Officer can approve permitted services that are not “pre-approved” up to the value of $50,000 and an aggregate value of no more than $100,000. Fees exceeding $100,000 in
aggregate require approval from the Committee or the
Committee Chair.
At the half-year and year-ends, the Chief Financial Officer and the external auditors report to the Committee on non-audit services performed and the fees payable. Individual services are also reported to the Committee at each meeting that have either been approved since the previous meeting, or that require approval for commencement following the meeting.
Non-audit services provided by KPMG in 2025 were either within the predetermined approval levels or approved by the Committee and were compatible with the general standard of independence for auditors and the other requirements of the relevant regulations in
Australia, the UK and the US.
Fees for audit and non-audit services
The amounts payable to the external auditors, in each of the past
2 years, were:

	2025 $m	2024 $m
Audit fees	29.1	28.1
Non-audit service fees:
Assurance services	5.3	5.2
All other fees	0.2	0.2
Total non-audit service fees	5.5	5.4
Non-audit: audit fees (in-year)	19%	19%
For further analysis of these fees, please see note 38 on page 227.
None of the individual non-audit assignments was significant in terms of either the work done or the fees payable. We have
reviewed the non-audit work in aggregate. We are satisfied that neither the work done, nor the fees payable, compromised the independence or objectivity of KPMG as our external auditors.
No person who served as an officer of Rio Tinto during 2025 was a
Director or partner of KPMG at a time when they conducted an audit of the Group.
Effectiveness of the external auditors
We review the effectiveness of the external auditors annually.
We consider the results of a survey containing questions on the auditors’ objectivity, quality and efficiency. The survey, conducted in the 2nd quarter of 2025, was completed by a range of operational and corporate executives across the business, and by Committee members.
We are satisfied with the quality and objectivity of KPMG’s 2024 audit.
Appointment of the auditors
The Committee has reviewed the independence, objectivity and effectiveness of KPMG as external auditors in 2025 and in the year to date. We have recommended to the Board that KPMG should be retained in this role for 2026, which the Board supports.
KPMG have indicated that they are willing to continue as auditors of
Rio Tinto. A resolution to reappoint them as auditors of Rio Tinto plc will be proposed as a joint resolution at the 2026 AGMs, together with a separate resolution seeking authority for the Committee to determine the external auditors’ remuneration.
Subject to the approval of the above resolution, KPMG will continue in office as auditors of Rio Tinto Limited.
Risk management and internal controls
We review Rio Tinto’s internal control and risk management framework.
We also monitor the risks and material controls falling within our remit, including financial, operational, reporting and compliance controls. A summary of the business’s internal control and risk management framework, and of the risk factors we face, is available in the Strategic report on pages 91-99.
Our risk management framework is structured to assign
accountability for risks to leaders who are in the best position to address them, while offering support via specialist capabilities and expertise along with independent review and oversight. Leaders of our businesses and functions are required to maintain adequate internal controls, to verify that these are operating effectively and are designed to identify any failings and weaknesses that may exist, and that any required actions are taken promptly.
The Audit & Risk Committee also regularly monitors our risk
management and internal control framework (including internal financial controls). We aim to have appropriate policies, standards and procedures in place, and ensure that they operate effectively.
As part of considering the risk management framework, the
Committee receives regular reports from the Group Financial
Controller, the Chief Legal, Governance & Corporate Affairs Officer,
the Head of Risk, the Head of Group Internal Audit and the Head of
Tax on material developments including with respect to the legal, regulatory and fiscal landscape in which the Group operates.
The Board, supported by the Audit & Risk Committee, has
completed its annual review of the effectiveness of our risk management and internal control framework. This review included consideration of our material financial, operational, reporting and compliance controls along with improvements made to the
framework during the year. During the year, management identified a material weakness in internal control over financial reporting for the purposes of compliance with the Sarbanes-Oxley Act. No corrected or uncorrected misstatement arose as a consequence of this material weakness. Having considered this matter in the context of the Group’s broader risk management and internal control
framework, the Board concluded that the Group has an effective risk management and internal control framework. See page 119 for more information on how we will meet the requirements of Provision 29 of the 2024 UK Corporate Governance Code.
Internal control over financial reporting
The main features of our internal control and risk management framework in relation to financial reporting are explained on page 155.

Annual Report on Form 20-F 2025	119	riotinto.com
Directors’ report | Audit & Risk Committee report
Internal audit program structure
GIA provides independent and objective assurance of the adequacy and effectiveness of risk management and internal control
framework. It may also recommend improvements.
While the Head of GIA reports administratively to the Chief Financial
Officer, appointment to, or removal from, this role requires the consent of the Audit & Risk Committee Chair. The Head of GIA is
accountable to the Chairs of the Audit & Risk and the Sustainability
Committees, and communicates regularly with both. The Head of
GIA meets regularly with the Chair of the Audit & Risk Committee.
Our GIA team therefore operates independently of management. Its mandate is set out in a written charter, approved by the Audit & Risk
Committee. GIA uses a formal internal audit methodology that is consistent with the Institute of Internal Auditors’ (IIA) internationally recognised standards.
GIA utilise an external service provider to support delivery of the program of work whose appointment is approved by the Audit & Risk
Committee. There is a clear policy to address any conflicts of interest, which complies with the IIA’s standards on independence.
This policy identifies a list of services that need prior approval from the Head of GIA.
Governance of the annual plan
Each year’s internal audit plan is approved by the Audit & Risk
Committee and the Sustainability Committee. The plan is focused on higher-risk areas and any specific areas or processes chosen by the committees. It is also aligned with any risks identified by the external auditors. Both committees are given regular updates on progress, including any material findings, and can refine the plans as needed. The Head of GIA also provides a thematic review of previous audit findings for discussion with the Audit & Risk
Committee to identify any areas of future focus.
Effectiveness of the internal audit program
The Audit & Risk Committee monitors the effectiveness of the GIA function throughout the year at its meetings.
We are satisfied that the quality, experience and expertise of GIA are appropriate for the business and that GIA was objective and performed its role effectively. We are satisfied that GIA is appropriately resourced. We also monitored management’s
response to internal audits during the year. We are satisfied that improvements are being implemented promptly in response to GIA findings, and believe that management supports the effective working of the GIA function. Initiatives such as the Guest Auditor
Program, where select Rio Tinto employees take the opportunity to step into the role of an internal auditor, allow for a broader understanding of the role of GIA and the development of valuable new skills.
Committee effectiveness
The Committee reviews its effectiveness annually. In 2025, this was accomplished through an internally-facilitated evaluation, with a deeper dive taking place for the committees.
The performance of the Committee continued to be highly rated, with no areas of concern raised and no significant changes
recommended. There was acknowledgement of the breadth of the remit of the Committee and the continued need to ensure papers focus on the key issues.

Rio Tinto is on schedule to meet the updated governance
requirements introduced by Provision 29 of the 2024 UK
Corporate Governance Code.
Identification of material controls
We have developed and implemented the Material Controls
Assurance Program (MCAP) to identify and assess Rio Tinto’s
material financial reporting, operational, compliance, and non-
financial reporting controls.
The MCAP adopts a top-down, risk-led methodology. The risk
taxonomy for MCAP begins with the Group’s material risks and the financial reporting risk, followed by the most significant underlying risks (including price sensitive disclosure and
reporting risks) that underpin them. The material controls were identified to align and mitigate the significant underlying risks.
The existing Sarbanes-Oxley Act program is the basis for
addressing financial reporting risk while our broader Three
Lines of Defence model provides bottom-up risk-based
assurance coverage for operational, compliance and non-
financial reporting controls. All MCAP controls have been
identified through collaboration between management, the risk owners and the control operators. These controls have been
documented, along with their associated design and operating effectiveness attributes. We have established a methodology
for assessing the severity of any deficiency identified. A
monitoring process is in place to ensure the control population remains accurate and complete as the organisation’s
operations and risk profile evolve. The MCAP is appropriately resourced and the implementation process was governed
through a dedicated Steering Committee.
Assurance and testing
A formal assurance plan has been developed to support internal evaluation of control effectiveness. Dry run design and operating effectiveness testing of material controls was performed during
2025. This assurance plan was completed using cross-function inputs into control design, assurance scope and the articulation of risk appetite. Testing outcomes performed by the accountable control owners and the second line testing team were documented.
Where enhancement opportunities were identified, these have
been implemented. No external assurance has been sought over material controls.
Governance
Regular updates on the methodology, timeline and controls are provided to the Board’s Audit & Risk Committee, with the Board maintaining visibility and support throughout the process.
Looking ahead
The 2025 program has been treated as a “dry run” year.
In 2026, the MCAP activities will transition into business-as-
usual, with continuous testing and monitoring.

Annual Report on Form 20-F 2025	120	riotinto.com
Directors’ report
Sustainability Committee report
The Sustainability Committee oversees our business’s sustainable development activities and the integrity of our sustainability reporting.
The Committee supports the Board in ensuring that Rio Tinto
continues to supply the materials the world needs in a way that prioritises the safety and wellbeing of our people and of the communities who host us, protects the environment, and contributes positively to the societies in which we operate.

Sustainability Committee members[1,2]
Dean Dalla Valle (Chair)
Dominic Barton
Susan Lloyd-Hurwitz[3]
Joc O’Rourke[4]
Ngaire Woods
1.Sam Laidlaw and Kaisa Hietala ceased to be members of the Committee when they stepped down from the Board on 1 May 2025.
2.Martina Merz ceased to be a member of the Committee when she stepped down from the Board on 23 October 2025.
3.Susan Lloyd-Hurwitz became a member of the Committee on 23 October 2025.
4.Joc O’Rourke became a member of the Committee on 1 June 2025.
The Committee’s priority is the safety, health and wellbeing of our people and host communities. We were devastated by the tragic death of our colleague Mohamed Camara, who suffered a fatal
injury while changing a haul truck tyre at the Simandou mine in
Guinea on 22 August 2025. We acknowledge the grief suffered by his family, friends and coworkers, and will strive to ensure that the critical lessons learned as a result of the detailed investigation prevent such an event occurring again.
We are also greatly saddened by the death of a colleague following an incident at the SimFer mine site on 14 February 2026. Our deepest condolences are with the family, friends and colleagues of our teammate who lost their life. We are determined to understand and learn the lessons from this tragedy.
These, and other potential fatal incidents, illustrate that we must continue to focus relentlessly on our fatality prevention measures, maintenance procedures and safety culture. Following January 2024’s fatal plane crash at Fort Smith involving Diavik employees, we have completed an aviation review in which we benchmarked our aviation activities against industry standards, closed identified gaps, and sought to embed a proactive approach to the management of aviation risks.
With every fatal incident in the wider industry, including 3 fatalities at our non-managed operations and one fatality on one of the non-
managed marine vessels, we take the time to reflect, learn critical lessons, and implement change so that we can work towards every colleague going home safe, every day. We continue to believe that all fatalities are preventable, and the job of keeping people safe rests with all of us.
The Committee has sought to re-emphasise this collective
responsibility in the past 12 months by:
•Overseeing the performance of the Group’s Safety Maturity
Model, our blueprint for safety, which enhances cultural and system maturity. Insights from the SMM complement trends
identified through safety performance data.
•Focusing on PFIs involving energy transfer, including falling objects and vehicle interactions.
•Reviewing our classification of work-associated injuries, ensuring adherence to industry best practice.
In 2025, the Committee maintained its approach of dedicating a meeting to each of the key themes in its scope: Health and Safety;
Environment and Closure; and Communities and Social
Performance (CSP). A 4th meeting included presentations
from each of our product group Chief Executives as well as the
Chief Commercial Officer and Chief Safety & Technical Officer, and
provided detailed insights into material sustainability and major hazard risks and controls across each Product Group, our major projects, exploration activities and our marine operations.
The Committee continues to oversee the Group’s progress towards conformance with GISTM across all tailings storage facilities.
Updates to the Committee from accountable executives confirmed substantial progress towards completion of verification activities and closing of outstanding actions for several facilities.
Over the course of 2025, the Committee has also reviewed:
•the Group’s model for Closure and legacy management
•a renewed Nature Strategy and approach to Biodiversity
Management, which integrates nature-based risk assessment
into decision-making
•the work underway to manage the Group’s permanent impact on water resources
•our relationships with Indigenous and land-connected Peoples
•progress on our Human Rights program and related disclosures including the Modern Slavery Statement
•outcome-based measurement of our community investment
•ongoing Security initiatives, including continued adherence to the
Voluntary Principles on Security and Human Rights.
On community engagement and transparency, we are proud of the
Local Voices program which provides on-the-ground data and insights into how communities experience and perceive our presence and activities. Over time, these insights can enhance asset decision-making and contribute to building and maintaining local trust and acceptance.
Since our Group-wide roll out in Q4 2023, more than 14,000 surveys have been completed, with the program currently spanning 7 countries.
The Group Internal Audit function continued to provide assurance across the Committee’s scope, including reviews of safety,
environment (including biodiversity), CSP management systems and human rights. The Committee also reviewed and approved the scope of the 2025 Sustainable Development External Assurance Plan.
Meeting the site teams and our local stakeholders is always
valuable for the Committee to further understand the context, their challenges, and how the policies and practices are managed day to day. Committee members were able to visit a number of sites in
2025, including in Canada, Mongolia, Argentina, Australia and
Guinea, to see progress on critical risk controls, environmental management and social engagement.
The Committee will continue its focus in 2026 on preventing
fatalities, improving safety culture, embedding environmental resilience, strengthening community partnerships and overseeing human rights performance.
Dean Dalla Valle
Sustainability Committee Chair
19 February 2026

Annual Report on Form 20-F 2025	121	riotinto.com
Directors’ report | Sustainability Committee report
The role of the Committee
The Committee’s scope and responsibilities are set out in its Terms of
Reference, which can be found at riotinto.com/corporategovernance.
Activities in 2025
The Committee met 4 times in 2025. During these meetings, the
Committee:
•received presentations from each of the product group Chief
Executives, our Chief Commercial Officer, and our Chief Safety &
Technical Officer on the key sustainability and social licence, and operational risks and trends for their respective product group or function.
Safety and health
•Reviewed the learnings from the tragic incident at the Simandou project in August 2025 that resulted in the death of Mr Mohamed
Camara, and received a briefing on the improvements that had been shared across the Group as a result of these learnings.
•Received regular updates on the Group’s performance across key safety and health metrics.
•Conducted regular reviews of PFIs occurring across the Group.
•Received regular updates on Major Hazard incidents across
the Group.
•Received an update on Aviation Safety, one year on from the Fort
Smith incident, which looked at key internal learnings, work completed to address identified gaps, the initiatives taken to build knowledge and capability across the Group, and the planned
initiatives to further strengthen and embed a proactive approach to the management of aviation risks across the Group.
•Received a presentation on the improvements to processes across the Group that had been adopted as a result of the learnings from the fatality in October 2024 at the SimFer port project.
•Conducted deep dives into key safety risks and controls, including process safety (focusing on the Sorel-Tracy furnace explosions in
June and July 2023).
Environment
•Conducted regular reviews of the Group’s performance across key environmental metrics.
•Reviewed our biodiversity management strategies at the
Simandou project, including an outline of the critical biodiversity risks across the project.
•Received updates on the Group’s implementation of GISTM,
and engaged with Accountable Executives in line with the
Standard’s requirements.
•Received an update on nature strategy and biodiversity
management which provided an update on Rio Tinto’s approach
to nature and the 2025 deliverables, and the short-, mid- and long-term nature target program.
Communities and social performance
•Received progress updates on the Group’s CSP strategy.
•Received presentations from each of the product group Chief
Executives, our Chief Commercial Officer, and our Chief Safety &
Technical Officer on their key CSP risks.
•Oversaw regular updates on the work being done to mitigate the economic and social risks as a result of the imminent
demobilisation of the Simandou construction workforce.
•Received a report from the Chair of the Australian Advisory
Group, an advisory forum, on implications for our Australian business from emerging developments, policies or initiatives.
•Reviewed progress on development of the Group’s 2024 Modern
Slavery Statement and our embedded human rights due diligence program.
Assurance, risk management and global sustainability trends
•Received a report from KPMG on their sustainability external assurance program for 2024.
•Approved the external assurance plan for the Group’s
sustainability reporting, and for the performance data supporting the safety and ESG performance outcomes under the short-term incentive plan.
•Received reports from GIA on their audits relating to matters within the Committee’s scope.
•Reviewed recommendations for the Group’s 2026 sustainable
development internal assurance plan.
Governance and disclosure
•Reviewed various sustainability disclosure materials.
•Reviewed an assessment of the Group’s most material sustainability topics to be reported on in the 2025 Annual Report.
Other (including closure and security)
•Received an update on the Group’s closure strategy
implementation following the Executive Committee’s recent
endorsement of a change to the closure operating model.
•Received regular updates on security issues across the Group and key insights on risk assessments and controls.
•Members of the Committee provided observations from recent
site visits they had attended.
The chart below represents the allocation of the Committee’s meeting time during 2025:

●	Safety and health: 28%
●	Communities and social performance (including cultural heritage and human rights): 28%
●	Environment, including tailings management, water and biodiversity: 24%
●	Assurance, risk management and global sustainability trends: 11%
●	Governance and disclosure: 7%
●	Other (including closure and remediation, and security): 2%
The Committee Chair reports to the Board after each meeting and our minutes are tabled before the Board. All Directors have access to the Committee’s papers.
Sustainability disclosures

Our sustainability framework and performance is described in detail on pages 32-88.
For more information and to access our 2025 Sustainability Fact Book see riotinto.com/sustainabilityreporting
Our 2024 Modern Slavery Statement can be found at riotinto.com/ modernslavery

Annual Report on Form 20-F 2025	122	riotinto.com
Directors’ report
Remuneration report
Annual statement by the People & Remuneration Committee Chair
The Committee’s overarching purpose is to ensure the people, culture and remuneration policies, frameworks and practices are aligned with the Group’s strategy, objectives and values.

Dear Shareholders,
On behalf of the Board, I am pleased to introduce my first Directors’
Remuneration report since being appointed the Chair of the People
& Remuneration Committee. I want to begin by acknowledging the 7 years my predecessor, Sam Laidlaw, served as Committee Chair.
While there is a change in Committee Chair, I want to emphasise that the Committee will continue to be mindful of its responsibilities in overseeing executive pay and alignment with your interests. To that end, we will maintain our engagement with shareholders in a transparent and collaborative manner.
Nothing is more important than the safety, health and wellbeing of our people.
Reflecting on the past year, I was greatly saddened that our colleague Mohamed Camara died following a work-related incident at the SimFer mine site in Guinea. This has been taken into
consideration in determining the 2025 STIP outcome.
I also feel a deep sense of loss after the death of the employee of a contracting company following an incident at the SimFer mine site on 14 February 2026.
Any death is devastating. Lessons have been, and continue to be, learnt, with changes being made to enable the return of a fatality-
free company. Among them are changes to our remuneration,
outlined in this letter to you and further detailed on page 136.
Executive changes
In 2025, Jakob Stausholm, Chief Executive since 2021, stepped down from his role. I want to extend my sincere gratitude to Jakob for his service to Rio Tinto since joining as Chief Financial Officer in
2018. Under Jakob’s leadership, we made significant progress in rebuilding relationships and our reputation following the events at
Juukan Gorge in 2020. Under his tenure as Chief Executive, we returned over $40 billion to shareholders and advanced key
projects, namely at Simandou and Oyu Tolgoi, that will support long-
term shareholder value and create opportunities and prosperity for local communities. Details of Jakob’s exit arrangements are included on page 140.
Simon Trott, formerly Chief Executive, Iron Ore and prior to that our
Chief Commercial Officer, was appointed as Jakob’s successor in
August. As Chief Executive, Simon brought his wealth of commercial and operational experience accumulated in his decades with Rio
Tinto to implement a stronger, sharper, simpler way of working which contributed to our 2025 results. Simon was appointed on terms consistent with our Remuneration Policy (Policy) and details are included on page 125.
The organisational changes, announced following Simon's
appointment, have been to simplify our structure, allowing us to focus on core assets to maximise value and shareholder returns.
As part of these changes, Matthew Holcz was appointed Chief
Executive, Iron Ore and Sinead Kaufman, Chief Executive, Minerals
and Kellie Parker, Chief Executive, Australia stepped down from their roles in 2025. Both Sinead and Kellie have made significant and valuable contributions to Rio Tinto over their combined 52 years of service. They leave with the best wishes from the Board and their colleagues at Rio Tinto.
Operational performance
Operational performance in 2025 showed solid improvements on
2024, allowing $6.5 billion to be returned to shareholders as dividends. During 2025, we achieved 2 significant milestones that have strengthened our portfolio and have the potential to generate significant value. In March, we completed the acquisition of
Arcadium Lithium plc which provided us with the platform to develop a world-class lithium business and deliver a critical material the world needs as it shifts towards electrification. In December, the first shipment of iron ore from Simandou left Guinea bound for
international markets. This is one of the biggest and most complex mining projects in the world and after many years of developing our infrastructure we have unlocked an exceptional new source of high-
grade iron ore that complements our world-class portfolio
of iron ore mines in Australia and Canada.
Our performance in 2025 was underpinned by the continuing
progress of our Safe Production System (SPS) which is now in place at all our operating sites. Since its launch in 2021, we have steadily integrated this across our assets and are seeing operational improvements flowing through to our financial performance.
We continued to progress against our ambitious decarbonisation goals to halve our emissions by 2030. In 2025, we delivered modest reductions in emissions, despite underlying growth increases in
CuEq production. Whilst our progress towards our 2030 ambition will not be linear, we are seeing the benefit of our focus and innovation in this area translate into tangible emission reductions year on year.
With decarbonisation-related targets incorporated in both our short-
term incentive plan (STIP) and long-term incentive plan (LTIP), we have incentives for building the pipeline of opportunities over the short term, and executing and delivering tangible environmental and commercial benefits over the longer term.
Overview of pay and performance in 2025
Looking at pay in the broader context, we give significant focus to fair and equitable pay as evidenced by our gender pay metrics.
Further details on our equal pay gap and gender pay gap, along with a wider discussion on talent, workplace culture, respect and inclusion, are provided in the sustainability section of this report on pages 38-39.
We are also proud to be accredited members of the Fair Wage
Network as a Living Wage Employer, which reinforces our pay
principles of fairness and equity, as well as competitiveness.

Annual Report on Form 20-F 2025	123	riotinto.com
Directors’ report | Remuneration report
Short-term incentive plan
For 2025, our STIP scorecard remained unchanged with half
assessed against financial targets and half measured against annual strategic measures. The financial measures include
underlying EBITDA and STIP free cash flow, assessed on a flexed and unflexed basis. The other half of the scorecard is linked to our performance around safety, carbon reduction, people and
culture, and progress on our objectives to excel in development and strengthen our licence to operate. Overlaying the scorecard is a fatality deduction as well as an individual performance multiplier.
STIP fatality deduction
A work-related incident at SimFer in 2025 resulted in a colleague's tragic loss of life. The Committee treats any workplace fatality with the utmost gravity and, accordingly, it was determined that the STIP fatality deduction should be applied for 2025 which reduced the final
STIP result by 10% of the overall scorecard outcome for all eligible employees.
 STIP scorecard performance
The Group’s financial performance in 2025 was underpinned by strong operational performance with an 8% uplift in CuEq
production, cost discipline, along with our diversifying portfolio. After applying the fatality deduction, the Committee’s assessment of the
Group’s performance against the STIP scorecard determined an overall scorecard outcome of 59.5% of maximum. Further details of the specific measures and targets and the calculation of the 2025 scorecard outcome are included on page 131 .
The outcome of the financial component of the STIP scorecard was at 64.4% of maximum, with adjusted STIP results for underlying
EBITDA of $25.9 billion and STIP free cash flow of $13.2 billion.
Further details can be found on page 131.
The strategic component of the STIP scorecard is underpinned by 4 strategic priorities - Impeccable ESG, Excel in Development, People
& Culture and Social Licence. Overall outcome against the strategic scorecard was assessed by the Committee as 67.5% of maximum
which comprised a range of performance outcomes as explained below.
Our Impeccable ESG measure was above target for the year, driven by strong delivery of decarbonisation projects with multiple projects continuing through the various approval stage-gates over the year.

Performance against the Excel in Development element, which
measures our progress in exploration, studies and project execution, was assessed as above target for the year, reflecting further strong delivery across a number of opportunities at different stages of development.
Our People & Culture measure assesses the effectiveness of our leadership, talent and engagement practices, including indicators such as workforce representation and employee engagement
survey results. While we continue to make progress, the overall outcome was assessed as below target with gender representation meeting threshold performance and culture change progress
meeting target performance.
The Social Licence measure assesses changes in how we are
perceived by the general public using RepTrak, and by communities that are local to operations through Voconiq’s Local Voices program.
Overall outcome for 2025 was above target.
Under the STIP operated since 2023, an individual multiplier can be applied to reflect exceptional performance. This structure applies to all participants in the plan and is used sparingly. The Committee considered the individual performance of each Executive Committee member, including the Executive Directors during 2025 and
determined that it would be applied to Simon Trott and Jérôme
Pécresse for their exceptional contributions over the financial year.
Further details on the individual performance and STIP outcomes can be found on pages 131 to 135 and page 142. In light of the strong financial and operating performance, progress on various strategic initiatives, and the substantial value returned to shareholders, the Committee considered the overall outcomes to be a fair reflection of performance during the year.
Long-term incentive plan
The performance period for the 2021 Performance Share Award
(PSA) concluded in December 2025. Despite a strong Total
Shareholder Return (TSR) of 66.4% over the 5-year performance period, this fell below the TSR of the S&P Global Mining Index
(91.2%). While this index includes a number of our key sector peers, many of which we outperformed over this period, there was
recognition that the performance of certain peers was driven by commodity prices, in particular with gold prices reaching record highs.
The outcome was also below the TSR of the MSCI World Index
(93.2%). The Committee noted that despite our TSR being higher than the majority of constituents of the MSCI, the performance of this index has been driven by some exceptionally high performing technology stocks rather than outperformance of the market as a whole. Despite this, the Company has again delivered substantial returns for our shareholders over the last 5 years, while also making substantial investment in future growth opportunities.
In addition to reviewing the formulaic TSR outcomes which resulted in a nil vesting result, the underlying business performance and the consequence management framework were also considered by the
Committee and no changes to the formulaic outcomes were deemed appropriate or necessary. In line with the new UK Corporate
Governance Code requirements, the Committee also confirms that there was no application of malus or clawback provisions in the reporting period.
2026 remuneration decisions
I met with a number of our major shareholders towards the end of
2025 to begin early dialogue on our Policy (due for renewal in 2027)
and how this may evolve given the fast pace at which the executive pay landscape is changing across sector peers and the broader market. In addition, the Committee believes our next Policy should sharpen management’s focus on safe and efficient production, strengthen mid‑term value creation by outperforming peers on TSR, support continued abatement of carbon emissions, and reinforce long‑term decision‑making that secures a strong legacy for the next generation of leadership. In this context, recent market examples of global companies seeking to structure long-term incentives as a combination of performance shares and time-vested stock
potentially provide a balance between a performance focus and longer-term stewardship.

Annual Report on Form 20-F 2025	124	riotinto.com
Directors’ report | Remuneration report
The Committee has decided against seeking an early shareholder vote on our next Policy, and will present this for approval at the usual triennial date in 2027, but it remains mindful that despite changes made as part of our 2024 Policy, our relative market positioning on pay has further weakened over time. Despite this, the
Committee will continue with the current approach to pay as I engage with major shareholders during 2026 on our next Policy proposal to ensure we have an executive pay framework that
attracts, retains and incentivises the best calibre of executive talent with shareholder support.
The Chief Executive’s 2026 salary will remain below that of his predecessor's salary even though he will receive a 5% increase to reflect the assessment of how well he has transitioned into the role.
For the 2026 STIP, the weighting of the safety metric within the scorecard will increase from 10% to 15%, with a corresponding reduction in the decarbonisation metric from 10% to 5%. This adjustment reflects the Board’s deep concern following two
consecutive years in which the Group experienced workplace
fatalities. Strengthening the weighting of safety reinforces the
Group’s unwavering commitment to ensuring that every employee returns home safe and further elevates safety as a priority within the
STIP scorecard.
For LTIP awards to be granted in 2026, the Committee identified the importance of aligning part of the incentive outcome to delivery against the strategic priorities of operational excellence, project execution and capital discipline, announced at our Capital Markets
Day in December 2025. The emphasis will be accommodated within the LTIP strategic scorecard that has been used initially to focus on decarbonisation. These new strategic priority measures will apply to
10% of the 2026 LTIP, with 10% assessed against decarbonisation measures. TSR measures will continue to be emphasised and will apply to 80% of the 2026 LTIP. Further details are provided on page
139.
The adjustments to the decarbonisation components of the STIP and LTIP do not represent a reduction in the Group’s commitment to its 2030 decarbonisation goals. Our climate strategy remains unchanged. The refinements for 2026 are intended to ensure that the Group’s incentive arrangements remain fully aligned with the overall strategic priorities and that they continue to support a balanced, long‑term performance framework while placing
enhanced focus on safety as our foremost priority.
I want to thank those investors whom I met and consulted with in
2025 and look forward to continued dialogue on these topics
in 2026.
I also want to reiterate our approach of engaging with shareholders in a transparent and collaborative manner and of course welcome shareholder feedback and comments on our 2025 Directors’
Remuneration report.
Yours sincerely,
Ben Wyatt
People & Remuneration Committee Chair
19 February 2026

Annual Report on Form 20-F 2025	125	riotinto.com
Directors’ report | Remuneration report
Remuneration Policy summary
Our Remuneration Policy applies to our Executive and Non-Executive Directors and to the Chair. In accordance with Australian law, it also sets out the Remuneration Policy principles that apply to key management personnel (KMP) who are not directors. Our Remuneration Policy, as approved at our 2024 annual general meetings (AGMs), can be found on our website. When developing the Remuneration Policy, the
Committee considered the pay arrangements from the perspective of clarity, simplicity, risk, predictability, proportionality and alignment to culture. Further detail is set out on pages 119-126 of the 2023 Annual Report. The Remuneration Policy applicable to our executives and its implementation in 2025 and 2026 is summarised below.
Fixed pay
Base salary
•Base salaries are set to reflect broad alignment with comparable roles in the global external market and the executive’s qualifications, responsibilities and experience.
•Base salaries are reviewed annually by the Committee. Any increase is normally aligned with the wider workforce, with no cap on individual salary increases to better align with market practice and to provide sufficient flexibility where appropriate.
•Above average increases may be made in specific circumstances, such as promotion, increased responsibilities or market competitiveness.
Pension or superannuation
•Rio Tinto may choose to offer participation in a pension plan, superannuation fund, or a cash allowance in lieu.
•The maximum annual benefit is set to reflect the pension
arrangements for the wider employee population and is currently capped at 14% of base salary.
Other benefits
•Executives are eligible to receive benefits which may include private healthcare cover, life and accident insurances, professional advice and other minor benefits.
•Secondment, relocation and localisation benefits may also be made to, and on behalf of, executives living outside their home country.

STIP
•Measures and weightings for the scorecard are selected by the
Committee for each financial year. At least 50% of the measures will relate to financial performance, and a significant component will relate to safety. Other strategic, environmental, social and governance (ESG)
and individual business outcomes may be included.
•Underlying EBITDA and STIP free cash flow are used for the financial measures, half of which are adjusted for commodity prices.
•For financial performance, threshold performance results in a nil award (25% of award pays out for threshold performance for
non-financial measures) and outstanding performance results in maximum payout. The payout for specific metrics may be varied to reflect the stretch of the underlying target.
•Maximum opportunity is capped at 200% of base salary for
each executive.
•An individual performance multiplier may be applied to the STIP outcome, but the final payout may not exceed 200% of salary.
•Normally, 50% of the STIP is delivered in cash and the balance is delivered in shares that are deferred for 3 years as a Bonus Deferral
Award (BDA).
•Dividends (or equivalents) may accrue in respect of any BDA that vest.
•The Committee retains the right to exercise discretion to ensure that the level of award payable is appropriate.
•Malus, clawback and suspension provisions apply to the STIP and BDA.

LTIP
•80% of the award is subject to performance measured against Total
Shareholder Return (TSR) relative to the constituents of the S&P
Global Mining Index and the MSCI World Index, and 20% is assessed against a strategic scorecard (for Performance Share Award (PSA)
grants made from 2024).
•The Committee will set performance conditions aligned with the
Group’s long-term strategic objectives for each PSA grant. Relative
TSR has been chosen as the predominant measure of long-term
performance. The Committee retains the discretion to adjust the performance measures and weightings as appropriate.
•Awards have a maximum face value of 500% of base salary.
Threshold vesting is 22.5% of face value. Target is 50% of face value.
•Dividends (or equivalents) may accrue in respect of any PSA that vest.
•The Committee retains the right to exercise discretion and seeks to ensure that outcomes are fair and reflective of the overall performance of the company during the performance period.
•Performance period of 3 years, followed by a holding period of 2 years
(for PSA grants made from 2024).
•Malus, clawback and suspension provisions apply to LTIP awards
(noting clawback provisions comply with SEC requirements).

Shareholding requirements
•Over a 5-year period, executives should reach a share ownership in
Rio Tinto shares (expressed as a fixed number of shares and subject to review every 2 years). The shareholding requirement for 2026 is:
•Chief Executive: 120,000 Rio Tinto plc shares or 105,000 Rio Tinto
Limited shares, or combination thereof
•Chief Financial Officer: 60,000 Rio Tinto plc shares
•Other executives (requirement varies by individual): 48,000-
54,000 Rio Tinto plc shares or 40,000-46,000 Rio Tinto Limited shares.
•Longer periods may be accepted for new appointments.
•Executive Directors are required to retain a holding for 2 years after leaving the Group, in line with the shareholding requirements.

Recruitment policy
•No form of “golden hello” will be provided upon recruitment. In the case of internal appointments, existing commitments will be honoured.
•Our approach concerning “buy-outs” is to determine a reasonable level of award, on a like-for-like basis, consisting primarily of share-
based awards, but also potentially cash, taking into consideration the quantum of forfeited awards, their performance conditions and their vesting schedules.
•Other elements of remuneration are to be consistent with the Policy applicable to other executives.

Termination policy
•An Executive Director’s notice period is normally 12 months, during which they will receive their base salary and other benefits.
•Ineligible leavers forfeit their unvested LTIP and STIP entitlements.
•An eligible leaver may receive the following:
•A discretionary STIP award on a pro-rata basis, payable on the normal STIP payment date in cash.
•Any unvested BDA from prior year awards will normally vest on the scheduled vesting date.
•Unvested LTIPs will normally be retained and vest on the scheduled vesting date, subject to performance conditions where applicable.
•PSA and Management Share Awards (MSA), where applicable, will be reduced if the executive leaves within 36 months of grant.
•STIP and LTIP awards are subject to malus, clawback and suspension following termination.

Annual Report on Form 20-F 2025	126	riotinto.com
Directors’ report | Remuneration report
Consequence management framework
•Under both the malus and clawback provisions, where the Committee determines that an exceptional circumstance has occurred, it may, at its discretion, reduce the number of shares to be received on vesting of an award, or, for a period of 2 years after the vesting, the end of any holding period or payment of a share or cash award, the
Committee can claw back value from a participant. This period is deemed appropriate in light of the risk profile of the business and standard market practice.
•The Committee will apply the consequence management framework, and the circumstances under which the Committee exercises such discretion may include, inter alia:
•fraud, misconduct or an exceptional event which has had, or may have, a material effect on the value, reputation, or social licence of any member of the Group
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
•Under the suspension provisions, the Committee may suspend the vesting of an award for up to 5 years until the outcome of any internal or external investigation is concluded, and may then reduce or lapse the participant’s award based on the outcome of that investigation. Where suspension applies, the 2 year clawback period will not extend beyond the period commencing from the original vesting date, or the end of any holding period.
•Remuneration delivered under the Policy is subject to SEC-compliant clawback policies for up to 3 financial years, requiring the clawback of erroneously awarded incentives as a result of material misstatements.

Discretion
•The Committee reserves the right to review all remuneration outcomes arising from mechanistic application of performance conditions, and to exercise discretion to make adjustments where such outcomes do not properly reflect underlying performance or
•the experience of shareholders or other stakeholders.
•The Committee may at its discretion adjust, or change performance measures, or both, if events occur which cause the Committee to determine that the measures are no longer appropriate or in the best interests of shareholders or other stakeholders, and that amendment is required so that the measures, as far as possible, achieve their original purpose. Such discretion will be exercised judiciously and clearly disclosed and explained in the Implementation report.

When remuneration is delivered
The following chart provides a timeline of when remuneration is delivered, using 2025 as an example.
Performance year
2025
+1
2026
+2
2027
+3
2028
+4
2029
+5
2030
Salary
Base
e.g. Health insurance,
Pension
Benefits
Performance period
STIP
LTIP
3-year performance period
JAN
25
MAR
25
MAR
26
How are performance
metrics for incentives
aligned with our strategy?
Approximately 27,000 employees
participate in the STIP through a single
Group scorecard. The metrics in the
STIP design remain aligned with the
implementation of our strategy and are
linked to our areas of strategic focus.
The PSA is targeted at our most senior
leaders, with consistent metrics applied for
all participants. The award is intended to
capture how we create sustainable value
for our shareholders over the longer term.
LTIP awards are based on relative TSR
performance plus a scorecard linked to the
Group’s long-term decarbonisation
ambitions and other strategic priorities.
50% deferred shares (BDA)
2-year holding period
DEC
27
DEC
28
DEC
29

Strategic priorities	Incentive	Reflection in scorecard
People and Safety	STIP
Focuses on how we do things as well as what we achieve, as a critical lever of accelerating our culture change and building an inclusive workplace environment. Safety in all its aspects remains a key priority.

Excel in Development	STIP	Measures progress in relation to exploration, studies and project execution.
Sustainability and Social Licence	STIP LTIP
Progressing the work on our decarbonisation pathways towards achieving our
2030 ambition.
The strategic scorecard in the LTIP includes measures linked to our multi-year and ambitious decarbonisation strategy, with a focus on a combination of offensive and defensive metrics to incentivise long-term competitive advantage.

	STIP	Measures our progress in building trust and meaningful relationships with our community of stakeholders.
Operational excellence	STIP	Focuses on achievement of financial plan commitments with financial measures that are assessed on both a flexed and unflexed basis.
Total Shareholder Return	LTIP	Measures relative share price and shareholder return performance.

Annual Report on Form 20-F 2025	127	riotinto.com
Directors’ report | Remuneration report
At a glance: 2025 remuneration outcomes
Executive Director remuneration (£’000)
The charts below set out the actual, threshold and maximum executive remuneration, as calculated under the UK regulations. As explained on page 129, there are differences in both the reporting of remuneration and the methodology for measuring remuneration under the
Australian regulations. Percentages shown in the charts below represent percentage of maximum.
Chief Executive (from 25 August 2025)
Simon Trott
2025 Actual remuneration

100%	74.4%	0%
2025 Threshold remuneration

100%	25%	22.5%
£237
2025 Maximum remuneration

100%	100%	100%

●	Fixed	●	STIP	●	LTIP
Chief Executive (to 24 August 2025)
Jakob Stausholm
2025 Actual remuneration

100%	59.5%	0%
2025 Threshold remuneration

100%	25%	22.5%
£456
2025 Maximum remuneration

100%	100%	100%
Chief Financial Officer
Peter Cunningham
2025 Actual remuneration

100%	59.5%	0%
2025 Threshold remuneration

100%	25%	22.5%
£158
2025 Maximum remuneration

100%	100%	100%
£1,125

2025 short-term incentive plan

Group financial scorecard
●	Weighting	50%
●	Weighted performance	32.2%
Group strategic scorecard
●	Weighting	50%
●	Weighted performance	33.8%

Group financial scorecard performance
In 2025, the Group financial STIP outcome was above target at
64.4% of maximum.
Underlying EBITDA target range (threshold to outstanding) – $bn

Target: 21.9	Actual: 25.94

30.1

Unflexed

Target: 25.1

34.5

Flexed
STIP free cash flow target range (threshold to outstanding) – $bn

Target: 11.0	Actual: 13.23

15.5

Unflexed

Target:12.9

18.0

Flexed
Group strategic scorecard performance

2024 shareholding	136%
In 2025, the Group strategic scorecard outcome was above target at
67.5% of maximum.

2025 shareholding	146%

Impeccable ESG (20%)

Excel in Development (10%)

People and Culture (10%)

Social Licence (10%)
The STIP scorecard outcome post fatality deduction was 59.5%
of maximum.
2021–2025 long-term incentive plan

TSR relative to EMIX/S&P Global Mining Index
●	Weighting	50%
●	Weighted performance	0%
TSR relative to MSCI World Index
●	Weighting	50%
●	Weighted performance	0%

LTIP
Our TSR over the 5-year performance period was 66.4%, which was below both the EMIX/S&P Global Mining Index and the MSCI World
Index, resulting in nil vesting of the 2021 PSA.
Share ownership requirements
The shareholding requirement for Executive Directors is expressed as a fixed number of Rio Tinto plc or Rio Tinto Limited shares, or a combination thereof. Simon Trott has only recently been appointed as Chief Executive and will continue to build up his shareholding towards his requirement over time.
Simon Trott
Appointed August 2025

2025 shareholding	43%

Requirement	120,000 plc / 105,000 Limited	100%
Peter Cunningham
Appointed June 2021

Requirement	60,000 plc	100%

Annual Report on Form 20-F 2025	128	riotinto.com
Directors’ report | Remuneration report
Wider employee remuneration
How is the Remuneration Policy applied to the wider employee population?
Our remuneration framework as it applies to the wider employee population is firmly anchored to our Remuneration Policy principles and directly informs how competitiveness, performance linkage, fairness, and cultural alignment are operationalised throughout our programs across the organisation. This ensures our reward philosophy and principles remain consistently embedded in all aspects of our remuneration design and decision-making.

Fairness	Competitiveness	Performance	Potential	Retention	Wellbeing

Consistency
•We set pay through a globally consistent, principles‑driven framework for all employees not covered by collective bargaining or local legislative requirements.
•Our STIP design uses one scorecard for around 27,000
employees, including executives. This consistent approach
supports the delivery of our strategy, and a mindset shift in how we win collectively.

Equity
•We are committed to providing fair and equitable pay for
equivalent roles and contribution. We review and monitor pay equity through multiple lenses, including gender, as part of our annual remuneration review process.
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

Ownership
•We promote material participation in our all-employee share plan
(myShare) to create stewardship and provide employees with
access to help build to longer-term financial security.
•As at 31 December 2025, approximately 37,000 (2024: 36,000) of our employees across more than 30 countries were shareholders in the company.
•Employees invest approximately $27 million (2024: $26 million) in
Rio Tinto shares every quarter through myShare.
•Employees eligible for LTIP awards receive these as either MSA, vesting over 3 years and not subject to performance conditions, or
PSA which are performance-tested over 3 years.

Recognition
•RockStars is our global recognition and service milestones
program, reaching over 50,000 employees.
•Recognition moments are aligned with our company values,
promoting the behaviours we want to see at Rio Tinto.
•The program is complemented by our annual RockStars of the
Year Awards, where we recognise individuals who show above-
and-beyond care, courage and curiosity, and teams driving high-
impact collaboration against our strategic objectives.

Wellbeing
•We provide industry and market leading benefit programs that focus on holistic and integrated support for physical, mental and financial wellbeing.
•The benefits we offer can be tailored to suit different needs and life stages, including: employee assistance; minimum standards for life, accident and disability insurances; medical plans and virtual care, health screening and prevention; and subsidised health and wellbeing services.

Numbers at a glance	<1.5% Equal pay gap in favour of men (2024: <1.5%)	37,000 Employee shareholders (2024: 36,000)	27,000 STIP participants (2024: 27,000)
	<1% Gender pay gap in favour of women (2024: <1%)	201,000 Recognition and service milestone moments (2024: 195,000)	2,300 LTIP participants (2024: 2,200)

Annual Report on Form 20-F 2025	129	riotinto.com
Directors’ report | Remuneration report
Implementation report
This Implementation report is presented to shareholders for approval at our AGMs. It outlines how our
Remuneration Policy was implemented in 2025, and the intended operation in 2026.
About our reporting
As our shares are listed on both the Australian Securities Exchange and the London Stock Exchange, the information provided within our
Remuneration report must comply with the reporting requirements of both countries.
Our regulatory responsibilities impact the volume of information we provide, as well as the complexity. In Australia, we need to report on a wider group of executives, as described in the following
paragraph. In addition, as set out in the summary table below, the 2 reporting regimes follow different methodologies
for calculating remuneration.
In the UK, disclosure is required for the Board, including the
Executive Directors. The Australian legislation requires disclosures in respect of key management personnel (KMP), being those
persons having authority and responsibility for planning, directing and controlling the activities of the Group. In 2025, our KMP comprise the Board, and all product group Chief Executives.
Executive KMP are listed on pages 140 and 141, with details of the positions held during the year and dates of appointment to those roles.
The single total figure of remuneration table on page 131 shows remuneration for our Executive Directors, gross of tax and in the relevant currency of award or payment.
In table 1a on page 145, we report information regarding executives in accordance with Australian statutory disclosure requirements. The information is shown gross of tax and in US dollars. The remuneration details in table 1a include accounting values relating to various parts of the remuneration package, most notably LTIP awards, and require a different methodology for calculating the pension value. The figures in the single total figure of remuneration table are therefore not directly comparable with those in table 1a. Where applicable, amounts have been converted using the relevant average exchange rates included in the notes to table 1a.
In table 1b on page 146, we report the remuneration of the Chair and the Non-Executive Directors.
Shareholder voting
As required under UK legislation, the current Remuneration Policy was subject to a binding vote and approved at our 2024 AGMs. The
Implementation report, together with the annual statement by the
People & Remuneration Committee Chair, is subject to an advisory vote each year as required by UK legislation. Under Australian legislation, the Remuneration report as a whole is subject to an advisory vote. All remuneration-related resolutions will be voted on at the AGMs as Joint Decision Matters by Rio Tinto plc and
Rio Tinto Limited shareholders.
The differing approaches explained
As well as the difference in methodology for measuring
remuneration, there are key differences in how remuneration is reported in the UK and Australia.
UK
•For reporting purposes, remuneration is divided into fixed and variable elements.
•We report remuneration in the currency it is paid. For example, where a UK executive is paid in pounds sterling, remuneration is reported in pounds sterling.
Australia
•For reporting purposes, remuneration is divided into short- and long-term elements.
•All remuneration is reported in US dollars, so using the previous example, the UK executives’ remuneration would be converted to
US dollars using the average exchange rate for the financial year
(except STIP, which is converted at the year-end exchange rate).
The table below summarises the elements of each component of remuneration, as well as the significant differences in the
approaches to measurement.

UK

Fixed Base salary

Benefits

Pension The value of the pension contribution and payment in lieu of pension paid during the year

Variable STIP – cash element

STIP – deferred share element

LTIP Valued at point of vesting

Total remuneration

Australia

Short-term Base salary

STIP – cash element

Cash benefits

Non-monetary benefits

Long-term STIP – deferred share element Based on the amortised IFRS fair value of deferred shares at the time of grant

LTIP Based on the amortised IFRS fair value of the award at time of grant

Pension and superannuation valued on an accounting basis

Total remuneration

Annual Report on Form 20-F 2025	130	riotinto.com
Directors’ report | Remuneration report | Implementation report
People & Remuneration Committee
Responsibilities
The Committee’s responsibilities are set out in our Terms of
Reference, which is reviewed annually, and published at
riotinto.com/corporategovernance.
Our responsibilities include:
People
•reviewing strategic workforce planning, including talent,
succession and development planning within the Group
•developing leaders’ skills
•overseeing and implementing the Board’s workforce engagement plan and implementation.
Culture
•progressing implementation of the 2022 Everyday Respect Report recommendations and the monitoring of broader cultural change
•developing strategies, initiatives and performance measures around organisational culture and desired behaviours
•assessing the effectiveness of respect and inclusion policies.
Remuneration
•determining the Group’s remuneration strategy, policy
and framework
•determining the remuneration of the Chair, Executive Directors and other members of the Executive Committee
•determining the mix and operation of the Group’s STIP and LTIP, ensuring alignment with the company’s strategic objectives
•overseeing the operation of the Group’s STIP and LTIP for
executives, including approving awards, setting performance
criteria, and determining any outcomes or vesting, and, where necessary, applying the consequence management framework to
current and prior awards
•determining contractual notice periods and termination
commitments, and setting retention and termination arrangements for executives
•overseeing awards under the Group’s all-employee share plans
•the annual Directors’ Remuneration report, shareholder
engagement on the Remuneration Policy, including its
implementation, and other related matters including gender pay
•reviewing workforce remuneration and related policies, and the alignment of incentives and rewards with culture and taking these into account when setting the Policy for Executive Director
remuneration
•engaging independent external remuneration advisers.
We consider the level of pay and conditions for all employees across the Group when determining executive remuneration.

Committee membership
The members of the Committee during the year and to the date of this report were:

Ben Wyatt (Committee Chair from 2 May 2025)	Sam Laidlaw (member and Committee Chair to 1 May 2025)
Dominic Barton	Susan Lloyd-Hurwitz
Dean Dalla Valle	Jennifer Nason
How we work
The Group Company Secretary (or their delegate) attends meetings as secretary to the Committee. The Chief Executive, Chief People
Officer, Head of Reward and Head of Talent attend appropriate parts of the meetings at the invitation of the Committee Chair. No individual is in attendance during discussions about their own remuneration.

How the Committee spent its time in 2025

During 2025, the Committee met 7 times. We fulfilled our
responsibilities as set out in our Terms of Reference.
Our work in 2025 included:
•reviewing culture maturity metrics
•reviewing people development and talent management
•determining any base salary adjustments and LTIP grants
for executives
•reviewing performance against the 2024 STIP and 2020 PSA
targets, including assessing applicable outcomes
•determining targets for the 2025 STIP and 2025 PSA
•reviewing the strategy and report on the Group’s global
benefit plans

•consulting with shareholders and proxy advisers on executive pay matters
•finalising terms for the departures of Jakob Stausholm, Chief
Executive, Sinead Kaufman, Chief Executive, Minerals and Kellie
Parker, Chief Executive, Australia
•setting terms of appointment of Simon Trott, Chief Executive and
Matthew Holcz, Chief Executive, Iron Ore
•reviewing executives’ progress towards the Group’s share
ownership requirements
•reviewing performance of the accountable executives for Global
Industry Standard on Tailings Management (GISTM) implementation.

Independent advisers
The Committee has a protocol for engaging and working with
remuneration consultants to ensure that “remuneration
recommendations” (being advice relating to the elements of
remuneration for KMP, as defined under the Australian Corporations Act
2001) are made free from undue influence by KMP to whom they may relate. We monitored compliance with these requirements throughout
2025. Deloitte, the appointed independent advisers to the Committee, gave declarations to the effect that any remuneration recommendations were made free from undue influence by KMP to whom they related.
The Board has received assurance from the Committee and is satisfied that this was the case.
Deloitte are members of the Remuneration Consultants’ Group, and voluntarily operate under its Code of Conduct (the Code) in relation to executive remuneration consulting in the UK. The Code is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality. Deloitte has confirmed that they adhered to the Code throughout 2025 for all remuneration services provided to Rio Tinto. The Code is available online at
remunerationconsultantsgroup.com.
The Committee is satisfied that the Deloitte team is independent. During
2025, Deloitte’s services also included attending Committee meetings, providing support on executive changes in the year and giving advice in relation to management proposals and shareholder consultations.
Deloitte was paid $520,856 for these services. Fees were charged on the basis of time and expenses incurred. We received other services and publications relating to remuneration data from a range of sources.
During the year, Deloitte also provided internal audit, tax compliance and other non-audit advisory services. These services were provided under separate engagement terms and the Committee is satisfied that there were no conflicts of interest.

Annual Report on Form 20-F 2025	131	riotinto.com
Directors’ report | Remuneration report | Implementation report
Executive Directors
Single total figure of remuneration - Realised pay (£’000)
The single total figure of remuneration reflects the value of remuneration actually realised in respect of the 2025 financial year. As described on page
129, this may differ from the statutory values shown in table 1a. Realised pay can vary significantly from both statutory and target remuneration because a substantial proportion of executive pay is performance based and influenced by share price movements.

						Incentive - STIP payment		Value of LTIP awards vesting[3]
Executive Director	Year	Base salary	Benefits	Pension	Total fixed	Cash	Deferred shares	Face value	Share price appreciation	Total variable	Single total figure
Simon Trott (Chief Executive)[1]	2025	472	636	66	1,174	352	352	–	–	704	1,878
Jakob Stausholm (former Chief Executive)[2]	2025	891	109	125	1,125	1,085	–	–	–	1,085	2,210
Jakob Stausholm (former Chief Executive)	2024	1,277	168	179	1,624	636	636	449	229	1,950	3,574
Peter Cunningham (Chief Financial Officer)	2025	780	30	109	919	466	466	–	–	932	1,851
Peter Cunningham (Chief Financial Officer)	2024	756	44	106	906	376	377	45	23	821	1,727
1.Values in the table and sections supporting the table reflect remuneration from appointment as Executive Director and Chief Executive on 25 August 2025.
2.Values in the table reflect remuneration to 24 August 2025 when he stepped down as Chief Executive and includes an apportionment of the 2025 STIP award for the period served as an
Executive Director. The STIP award for the full performance year is £1,678,733.
3.Dividend equivalent shares are applied on the vesting of the LTIP awards and, for the purposes of this table, are valued at the share price when the LTIP was awarded and included in the face-value figure. The impact of share price change for LTIP awards vesting is included under the heading “Share price appreciation”. The value of the LTIP awards reported in 2024 has been restated to reflect the actual vested value.
The 2021 PSA, which had a performance period that ended on 31 December 2025, vested at nil. No value is therefore shown under LTIP face value or share price appreciation for 2025.
Fixed remuneration
Base salary
The Chief Executive’s salary on appointment in August 2025 was set below that of his predecessor with the intention to make higher increases as he develops in the role. The Committee has assessed his performance and development since commencing as Chief Executive and feel it is appropriate to award him a salary increase of 5%, slightly above the average UK employee rate. The Chief Financial Officer’s 2026 base salary increase is in line with that to be awarded to the wider UK employee population of 2.7%. Base salaries are reviewed with a 1 March effective date.

Executive Director	Annual base salary 1 March 2025 £'000	Annual base salary 1 March 2026 £'000	% change
Simon Trott	1,340[1]	1,407	5%
Jakob Stausholm	1,411	–	–%
Peter Cunningham	784	805	2.7%
1.£1,340,000 represents his salary on appointment on 25 August 2025.
Benefits (2025)
Include healthcare, allowance for professional tax compliance services, occasional spouse travel in support of the business which is deemed to be taxable to the individual, and non-performance based awards under the all-employee share plans.
The benefits value for Simon Trott includes relocation benefits of circa £610,000 in connection with his transfer from Australia to the UK on becoming Chief Executive and in line with our international transfer policy that applies to executives across the business.
Pension (2025)
Pension benefits can be paid either as contributions to Rio Tinto’s company pension fund, as a cash allowance, or both.

Executive Director	Pension contributions paid to the Rio Tinto pension fund £'000	Cash in lieu of pension contributions paid £'000	Total £'000	Pension provision (% of base salary)
Simon Trott	10	56	66	14%
Jakob Stausholm	7	118	125	14%
Peter Cunningham	10	99	109	14%
Short-term incentive plan (2025)
2025 outcome
For an executive’s STIP outcome, the weighted STIP financial and strategic scorecard results are added to determine the total result.
For executives remaining in role, the resulting STIP is delivered equally in cash and deferred shares.

Executive Director	Weighted result (out of 100%)			Fatality deduction	Final scorecard result (%)	Individual performance multiplier	STIP outcome £’000	Delivered in		Percentage of
	Financial (50%)[1]	Strategic (50%)[2]	Group scorecard result					Cash £’000	Deferred shares £’000	Max awarded	Max forfeited	Target awarded
Simon Trott	32.2%	33.8%	66%	(10%)	59.5%	125%	704	352	352	74.4%	25.6%	149%
Jakob Stausholm	32.2%	33.8%	66%	(10%)	59.5%	100%	1,085	1,085	–	59.5%	40.5%	119%
Peter Cunningham	32.2%	33.8%	66%	(10%)	59.5%	100%	932	466	466	59.5%	40.5%	119%
1.The financial scorecard includes flexed financials (underlying EBITDA and STIP free cash flow), focusing on the achievement of financial plan commitments and unflexed financials
(underlying EBITDA and STIP free cash flow) aligned to market conditions for our commodities.
2.The strategic scorecard includes Excel in Development (exploration progression, studies progression and project execution metrics), Impeccable ESG (safety and decarbonisation metrics), People and Culture (gender diversity and culture change progress metrics) and Social Licence (reputation and Local Voices metric).
Maximum STIP award is capped at 200% of base salary. Target performance represents 50% of maximum, and outstanding performance represents 100% of maximum. The cash component of the STIP award will be paid in March 2026, and the remainder will be delivered in deferred shares as a BDA, vesting in December 2028. On cessation of employment, any unvested deferred shares will lapse unless the
Committee decides the executive is an eligible leaver.

Annual Report on Form 20-F 2025	132	riotinto.com
Directors’ report | Remuneration report | Implementation report
Under the STIP, an individual multiplier can be applied to reflect exceptional performance. This structure applies to all participants in the plan and is used sparingly. A multiplier was applied to reflect Simon Trott’s exceptional performance in the year to significantly advance our operational excellence, as summarised in the 2025 outcome table. In particular the Committee noted that in his previous role, the Iron Ore product group delivered exceptional performance including recovery from the impacts of cyclones in Q1 followed by record rates of production. There were notable uplifts in operational improvements allowing him to hand over a business that is in its best operational shape in many years. Since being appointed as
Chief Executive, Simon Trott has led and facilitated the Group’s most impactful transformation for many years. His revamped strategy was well received by investors and is already reaping rewards with exceptional production performance in which production guidance was met or exceeded on most commodities. The outcome following the application of the multiplier to his 2025 STIP is set out in the table on page 131 and on page 142.
Calculation of 2025 short-term incentive plan award
The following table summarises the calculation of the 2025 STIP award against the Group scorecard applicable to all STIP participants.
Group scorecard outcome

		Weighting (out of 100%)	2025 performance[1]			Outcome	Result (% of maximum)	Weighted result (out of 100%)
			Threshold	Target	Maximum
Underlying EBITDA	Unflexed	12.5%	$16.2 billion	$21.9 billion	$30.1 billion	$25.9 billion	75%	9.3%
	Flexed	12.5%	$18.6 billion	$25.1 billion	$34.5 billion		55%	6.8%
STIP free cash flow	Unflexed	12.5%	$8.3 billion	$11.0 billion	$15.5 billion	$13.2 billion	75%	9.4%
	Flexed	12.5%	$9.7 billion	$12.9 billion	$18.0 billion		54%	6.7%
Total Financial		50%					64.4%	32.2%
Impeccable ESG	AIFR[2]	2%	0.44	0.38	0.3	0.37	50%	1.0%
	SMM[3]	8%	5.2	5.7	6.7	5.7	50%	4.0%
	Decarbonisation[4]	10%	2.1 Mt CO2e	3 Mt CO2e	4 Mt CO2e	3.37 Mt CO2e	69%	6.9%
Excel in Development	Exploration progression[5]	2.5%	1 credit	2 credits	3 credits	2.5 credits	75%	1.9%
	Studies progression	2.5%	3 studies	4 studies	6 studies	7 studies	100%	2.5%
	Project execution	5%	25% of projects	50% of projects	75% of projects	85%	100%	5.0%
People and Culture	Gender diversity	5%	26.2%	26.7%	27.2%	26.3%	30%	1.5%
	Culture change	5%	70	71	72	71	50%	2.5%
Social Licence	Reputation	7%	57.8 or below	58.8 to 60.8	62.8 or above	64.1	100%	7.0%
	Local Voices	3%	80% in 6 months	80% in 4 months	90% in 4 months	80% in 4 months	50%	1.5%
Total Strategic		50%					67.5%	33.8%
Total Group		100%						66.0%
Fatality deduction						10% reduction to STIP outcome
Adjusted Group scorecard outcome								59.5%
1.No payout below threshold. Threshold payout is nil for financial measures and Social Licence and 25% of maximum for the other strategic measures. Payout for achieving target corresponds to 50% of maximum, going up in a straight line to outstanding, which represents 100% of maximum.
2.AIFR assesses the number of injuries per 200,000 hours worked by employees and contractors at managed operations. It includes medical treatment cases, restricted workday and lost-
day injuries. Outcome has been capped at target due to a permanent damage injury occurring in 2025.
3.The Safety Maturity Model (SMM) result is the average of the SMM scores achieved by the individual assets included in the safety maturity program.
4.For Decarbonisation, the progress of carbon abatement projects against incremental stages of development is calculated as the expected 2030 carbon reduction, measured in tonnes of
CO2e, contributed by each abatement project that passes a stage-gate during the calendar year. The scope is restricted to direct abatement initiatives under the Global Decarbonisation
Programs, including approved renewable energy, abatement and energy efficiency projects. Nature-based solution (NbS) offset projects are not in scope.
5.One Conceptual Study (CS) project was completed in 2025 and assigned a value of 1 credit. One project advanced to CS and is assigned a value of 0.5 credits. Also, 4 projects progressed from Target Testing to Project of Merit and each is assigned a value of 0.25 credits.
2025 STIP financial measures and Group scorecard commentary

Financial
For 2025, the financial measures were underlying EBITDA and STIP free cash flow. The first, underlying EBITDA, gives insight to cost management, production, performance efficiency and the market environment. This is further described on page 171 along with a reconciliation of Profit after Tax for the year to underlying EBITDA. STIP free cash flow demonstrates our efficiency in converting EBITDA and underlying earnings to cash and provides further insight into our working capital and sustaining capital efficiency. STIP free cash flow comprises free cash flow (as reported on page 273), adjusted to exclude dividends paid to holders of non-controlling interests in subsidiaries (of $0.3 billion) and development capital expenditure (of $7.8 billion), including development capital expenditure associated with decarbonisation. This adjusted metric excludes the impact of those components of free cash flow that are not directly related to performance in the year and therefore better represents underlying business performance.

Weighting 50%	Outcome	Above target (at 64.4% of maximum)
Unflexed performance was underpinned by tailwinds from higher than target prices and the stronger US dollar, and reflected delivery of target volumes with cost and working capital discipline. There was operational improvement delivered across our operations, underpinning the 8%
increase in CuEq production from 2024. Notably, the ramp-up of the
Oyu Tolgoi underground and our bauxite operations performed better than target.
These factors contributed to above target unflexed outcomes for
EBITDA of 75% and STIP free cash flow of 75%.
Flexed performance to remove the impact of commodity prices and foreign exchange rates gives us an indication of underlying business performance.

On removing the impact of prices and the stronger US dollar, the flexed component is above target for EBITDA at 55% and STIP free cash flow at
54%.
Financial outcomes were normalised to align to the basis on which the original targets were set and to ensure the outcomes fairly reflect underlying business performance in the period. In line with our standard STIP principles, adjustments were made to exclude the impact of the acquisition of Arcadium (which was not in the Group's target; including acquisition and integration costs), the impact of legislative changes and tax matters, along with the impact of exceptional weather events (cyclones) on our Pilbara operations in Q1
2025.

Annual Report on Form 20-F 2025	133	riotinto.com
Directors’ report | Remuneration report | Implementation report

Commentary on strategic measures
Impeccable ESG
Impeccable ESG aims to promote safety in all its aspects and progress decarbonisation efforts as we work towards achieving our ambitious Scope
1 and 2 emissions reduction targets by 2030.
Safety measures a combination of our Safety Maturity Model (SMM) and all-injury frequency rate (AIFR). The safety outcome is underpinned by an assessment of conformance with the GISTM for “high” and “very high” classification tailings facilities.
Decarbonisation measures progress of carbon abatement projects against incremental stages of development.

Weighting 20%	Outcome	Above target (at 59.3% of maximum)
Safety is our number one priority, and we are immensely saddened to have tragically lost a colleague during the year. In 2025, our AIFR performance was 0.37, exceeding the annual target of 0.38. However, we had a permanent damage injury in 2025 and as such AIFR
performance is capped at target.
As part of our continual improvement, we have also seen an uplift of
0.5 in our SMM assessments score, aligned to target improvement of
0.5, resulting in a SMM global score of 5.7.
The Safety underpin relating to GISTM implementation plans for all classifications of tailings facilities was met in 2025. We have had no significant incidents with tailings releases at any of our facilities.

Decarbonisation measures the progress of carbon abatement projects against incremental stages of development. Climate change and the low-carbon transition is at the heart of our strategy. We have set ambitious commitments to reduce carbon emissions (CO2e) from our business by 50% relative to 2018 levels by 2030, and achieve net zero
Scope 1 and 2 emissions by 2050.
Progress continued in 2025 with adjusted Scope 1 and 2 emissions reducing by 0.2 Mt CO2e during the year. A total of 21 projects representing
3.37 Mt CO2e of carbon abatement progressed through a development stage during the year, resulting in an outcome above the target of 3 Mt
CO2e.

Excel in Development
Excel in Development aims to incentivise a growth mindset by focusing on exploring new opportunities, prospecting new sites, technology, and innovation. It measures performance in exploration, studies and project execution.
Exploration progress focuses on the opportunities coming out of the exploration pipeline and moving into formal studies. Studies progression assesses the number of studies approved to progress through stage-gates. Project execution measures our execution progress in creating growth opportunities and closure projects across the Rio Tinto portfolio.

Weighting 10%	Outcome	Above target (at 94% of maximum)
Exploration progression develops a dynamic portfolio of projects that are rigorously prioritised and rapidly tested. Exploration progression focuses on the opportunities coming out of the
exploration pipeline and moving into formal studies, including conceptual studies completed with a decision to hold, divest or advance to Order of Magnitude (OoM), studies advancing from
Projects of Merit (PoM) to Conceptual Studies (CS) phase, and studies advancing from Target Testing (TT) to PoM.
One CS project was completed this year, one project advanced to CS and 4 projects progressed from TT to PoM, resulting in an above target weighted score of 2.5.

Studies progression of 7 studies in 2025, with 2 studies obtaining Notice to Proceed, feasibility studies completed for 4 projects and pre-feasibility studies completed for another. This result achieved maximum performance.
Project execution refers to the percentage of in-flight and completed projects on track against the Investment Committee plan. Throughout 2025, we made strong progress on a range of projects with 11 out of 13 projects (85%)
remaining on track with the approved Investment Committee plans achieving maximum performance.
A significant milestone was also achieved with the start of operations at
Simandou and first ore through Primary Crusher 2 at Oyu Tolgoi.

People and Culture
People and Culture aims to improve diversity, and create an inclusive work environment in which people can thrive, accelerate our culture change and reinforce our values. It encompasses gender diversity and culture change metrics. Gender diversity measures the year-on-year increase in representation of women in our organisation. Culture progress reflects the change in organisational culture as indicated by our employee engagement survey.

Weighting 10%	Outcome	Above threshold (at 40% of maximum)
Gender diversity in 2025 was focused on increasing the number of women across our business. While progress was made in 2025, there is further opportunity for improvement in 2026. We were able to increase the representation of women in 2025 from 25.2% to 26.3%, slightly above threshold of 26.2%.

Culture is measured using results from our biannual, externally benchmarked employee engagement survey. The result from the
second of our biannual employee engagement surveys at the end of
2025 was 71, which represented target performance.

Social Licence
Social Licence is included as an indicator of our ability to build trust and acceptance with external stakeholders. This measure assesses changes in general public perceptions using RepTrak, and community perceptions local to operations through Voconiq’s Local Voices program.

Weighting 10%	Outcome	Above target (at 85% of maximum)
Reputation provides an indication of Rio Tinto’s social licence within the communities where we operate. The general public perception in selected countries is reflected by a reputation score measured by
RepTrak. The 2025 result was 64.1, above the maximum range of
62.8 and a significant improvement on the score of 60.9 in the prior year. This score is a weighted, global aggregate made up of results from Australia, Canada, Mongolia, New Zealand, South Africa, the UK
and the US.

Local Voices was introduced as a standalone measure in the
scorecard in 2025, representing a significant step forward in how we evaluate and strengthen our social licence. The program provides asset teams with valuable insights to build trust-based relationships with communities by listening to their priorities and concerns and responding in meaningful ways. In 2025, 80% of assets deploying Local
Voices shared community summaries within 4 months of
survey completion, resulting in target performance.

Fatality deduction
A 10% deduction was applied to the overall STIP scorecard result, covering all components of the STIP scorecard, to reflect the tragic work-related fatality in 2025.

Annual Report on Form 20-F 2025	134	riotinto.com
Directors’ report | Remuneration report | Implementation report
Performance review process for executives
The Committee conducts annual performance reviews for all executives. The key objectives for the performance review process are to:
•improve organisational effectiveness by creating alignment between the executive’s objectives, Rio Tinto’s strategy, the individual’s leadership behaviours and the company’s values
•provide a consistent, transparent and balanced approach to measure, recognise and reward executive performance.
The Chief Executive conducts the review for members of the Executive Committee and recommends the performance outcomes to the Committee.
The Chief Executive’s performance is assessed by the Chair of the Board and is discussed and considered with the Committee and the Board.
Performance reviews for all executives took place in 2025 and early 2026.
Commentary on individual performance
Simon Trott
Individual STIP multiplier outcome: +25% multiplier applied.

Strategic objectives	Performance assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: Above target)
•Rolled out a transformative operating model and restructured the executive team to drive the company’s next chapter of growth.
•Simplified the product group structure to 3 world class businesses: Aluminium & Lithium, Copper and Iron Ore.
•Achieved record production in the Pilbara in the second half of 2025, demonstrating exceptional operational recovery and resilience following the significant disruptions from the cyclones in Q1.
•Copper production achieved strong full-year results, supported by a robust second-half performance.
•Exceeded full-year targets for bauxite production, driven by sustained performance above nameplate capacity at Amrun.

Impeccable ESG Maintain relentless focus on safety, and advance our decarbonisation strategy (Outcome: Above target)
•Progressed the pathway for achieving a 50% reduction in Scope 1 and 2 emissions by 2030 with strong progress in advancing viable solutions for our Pacific Aluminium smelters (Boyne Smelters Limited and Tomago), which will be critical for achieving our ambitions.
•Launched trial of battery swap electric haul truck technology at Oyu Tolgoi in Mongolia with China’s State Power Investment
Corporation.
•Successful start-up of ELYSISTM 450 kiloampere designed inert anode cell, a defining moment in the transition toward large-
scale, low-carbon aluminium production.
•First copper produced at Johnson Camp Mine in Arizona using Nuton technology, Rio Tinto’s proprietary bioleaching technology.

Excel in Development Grow and diversify our portfolio (Outcome: Above target)
•All necessary state and federal government approvals received to develop the West Angelas Sustaining Project.
•Implementation of Iron Ore product strategy.
•Feasibility study commenced at Rhodes Ridge, one of the world’s best undeveloped iron ore deposits.
•Integration of Rio Tinto Lithium progressed as planned.
•First ore shipped from Simandou operations in Guinea, Africa’s largest greenfield integrated mine and infrastructure project.

Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: Above target)
•Comprehensive external stakeholder engagement program undertaken in key jurisdictions.
•Maintained commitments to local communities, strong sustainability and social licence, including Indigenous and local procurement spend.
•First modernised Traditional Owner agreement signed with Karlka Nyiyaparli Aboriginal Corporation.
•Interim modernised agreement signed with Yinhawangka Aboriginal Corporation.
•Extensive collaboration with local stakeholders on futures of Tomago and Boyne Smelters in Australia.

Jakob Stausholm
Individual STIP multiplier outcome: Not applied

Strategic objectives	Performance assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: At target)
•Delivered progress towards stable operating performance in line with long-term strategy to deliver profitable growth and build a stronger, more diversified business.
•Achieved H1 record performance in bauxite production and from our Oyu Tolgoi copper mine in Mongolia.
•Officially opened Western Range in the year, enabling work to continue to progress at Brockman Syncline 1 and commencement of construction works at Hope Downs 2.
•Key contribution in enabling a seamless transition, providing thoughtful guidance and unwavering support which was instrumental in maintaining momentum through Q4.

Impeccable ESG Maintain relentless focus on safety, and advance our decarbonisation strategy (Outcome: At target)
•Delivered a 0.2 Mt CO₂e reduction in adjusted Scope 1 and 2 emissions in 2025, despite higher underlying emissions arising from increased production.
•Delivered 3rd tranche of our Gladstone operations energy solution, signing 2 new agreements on provision of solar and battery storage capacity.

Excel in Development Grow and diversify our portfolio (Outcome: Above target)
•Completed acquisition of Arcadium Lithium plc.
•Signed binding agreements with Codelco to form a joint venture to develop and operate a lithium project in Salar de Maricunga.
•Signed a binding agreement with Empresa Nacional de Minería to form a joint venture to develop the Salares Altoandinos
Lithium project in Chile.

Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: At target)
•Signed a Co-Management Agreement with the Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation to support a lasting and trusted partnership, and the overarching framework for Rio Tinto’s iron ore operations on PKKP Country.
•Supported targeted stakeholder engagement in the final quarter of the year, including with the US Business Council and the
European Roundtable.

Annual Report on Form 20-F 2025	135	riotinto.com
Directors’ report | Remuneration report | Implementation report
Peter Cunningham
Individual STIP multiplier outcome: Not applied

Strategic objectives	Performance assessment
Best Operator Strong financial performance and prioritisation of Best Operator to enhance competitiveness (Outcome: Above target)
•Led a detailed review of the Group’s financial performance to identify opportunities to materially improve financials.
•Successfully integrated the business improvement agenda into the planning process.
•Restructured parts of the Finance organisation to support improved performance.
•Led improvement work around the Group’s risk management framework and preparations for enhanced external risk management reporting.
•Ensured capital discipline around the Group’s overall level of capital expenditure.

Impeccable ESG Maintain relentless focus on safety, and advance our decarbonisation strategy (Outcome: At target)
•Financially strengthened the decarbonisation pathway by leveraging third-party investment without compromising on achieving the 2030 target for 50% reduction.
•Projects progressed, including phase 3 of repowering Boyne Smelter; progress towards execution of power purchase agreements (PPAs) in the Pilbara, Richards Bay Minerals and Kennecott; and commencement of execution at several major projects.

Excel in Development Grow and diversify our portfolio (Outcome: At target)
•Led a successful strategy review in 2025 and the development of the subsequent communications to the market at the Capital
Markets Day.
•Oversaw the financial evaluation and execution of the Arcadium Lithium plc acquisition, ensuring disciplined valuation and executing funding for the transaction.
•Played a key role in critical capital allocation decisions.
•Supported the Board’s response to the resolution at the 2025 AGMs with respect to an independent review of the Group’s dual-
listed structure.

Social Licence Improve our social licence to operate by strengthening engagement with key stakeholders (Outcome: At target)
•Enhanced enterprise-wide risk review systems to integrate social licence considerations into capital allocation and project planning.
•Active participation in CFO Roundtable events fostering dialogue with government representatives, financial institutions and local business owners on sustainable business practice and local economic development.
•Engagement with external government and regulatory leaders to uphold sustainable business practices and address complex financial matters.

Annual Report on Form 20-F 2025	136	riotinto.com
Directors’ report | Remuneration report | Implementation report
2026 short-term incentive plan
This section outlines the operation of the 2026 STIP. For 2026, the STIP scorecard has increased the weight of the safety measure and retained focus on key short-term decarbonisation elements.
2026 short-term incentive plan measures and weightings

Financial scorecard dimension	Weighting	What does it measure?	Commentary
Underlying EBITDA Unflexed	12.5%	Underlying EBITDA is an alternative performance measure and represents profit before tax, net finance items, depreciation and amortisation.
Underlying EBITDA is the prominent financial measure of underlying business performance on an income statement basis. The core
objectives of robust operational performance and disciplined cost management are well reflected in underlying EBITDA. The
underlying EBITDA target for STIP purposes is based on the
Group’s annual plan, calibrated to reflect production guidance communicated at the start of the year.

Underlying EBITDA Flexed	12.5%	Underlying EBITDA, adjusted for the impact of commodity prices and foreign exchange rates.
Removing the impact of commodity prices and foreign exchange rates gives us a stronger indication of the underlying EBITDA outcome of our underlying business performance, aligned to the core objective of operational excellence.

STIP free cash flow Unflexed	12.5%
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

STIP free cash flow Flexed	12.5%	STIP free cash flow, adjusted for the impact of commodity prices and foreign exchange rates.
Removing the impact of commodity prices and foreign exchange rates gives us a stronger indication of the free cash flow outcome of our underlying business performance, aligned to the core objective of operational excellence.

Total weighting	50%

Strategic scorecard dimension	Weighting	What does it measure?	Commentary
People and Safety (25%)
Gender representation	5%	Strengthening inclusive leadership and talent practices, as reflected in improved gender representation outcomes at Rio Tinto.
These remain an important contributor to advancing our culture-
change agenda. Using trends in responses and scores from our engagement survey, we also demonstrate to what extent our
culture is changing. Both of these are important factors as we continue to transform our culture.

Culture change	5%	Measuring progress in our culture-change journey.
Safety index	15%
AIFR as a lag indicator and a Safety Maturity
extract from the Integrated Maturity Model
which was introduced to reinforce the link
between strong safety performance,
well-maintained assets and operational
excellence. Conformance to GISTM is set
as an underpin.
			Safety is at the heart of everything we do. The safety index provides focus on the importance of continuing to embed and strengthen our safety culture.
Excel in Development (10%)
Exploration, studies and project execution	10%	Performance in exploration, studies and project delivery.
Exploration, studies and project execution identifies
opportunities for growth and enhancing orebody reserves across our portfolio, while keeping focus on the importance of executing to time and budget.

Sustainability and Social Licence (15%)
Decarbonisation	5%	Progress of moving carbon abatement projects through the various stages of development all the way to execution to meet our decarbonisation ambition.	Provides focus on progressing at pace and optimising the resource deployment of decarbonisation projects.
Reputation	5%	Indicators of Rio Tinto’s social licence across a broad set of stakeholders, including, but not only, communities, governments, customers, suppliers and civil society.
General public perception through a reputation score and local community perception, measured through the Voconiq Local
Voices program. These social licence measures continue to
form a key part of our strategy to build trust and meaningful relationships with our external stakeholders and communities neighbouring our operations.

Meaningful Engagement - Local Voices	5%	Community perception of meaningful engagement - how communities perceive our decision‑making processes, including whether they are respectful, transparent, inclusive and responsive to local values.
Total weighting	50%
A fatality deduction of at least 10% will be applied in the event of work-related fatalities. This deduction, combined with the higher 15%
weighting of the safety index, ensures the prominence of safety in the STIP structure. The specific targets for the 2026 STIP are considered by the Board to be commercially sensitive and will be disclosed alongside the outturn retrospectively in the 2026 Implementation report.

Annual Report on Form 20-F 2025	137	riotinto.com
Directors’ report | Remuneration report | Implementation report
Long-term incentive plan
PSA granted in 2021 were based on 2 performance conditions, both measured over a 5-year performance period:
•TSR relative to the EMIX Global Mining Index – 50%
•TSR relative to the MSCI World Index – 50%
Calculation of 2021 PSA vesting
The dual TSR measures recognise that the company competes in the global market for investors as well as within the mining sector, and rewards executives for returns over the long term that outperform both the broader market and the mining sector. Over the 5-year performance period to 31 December 2025, Rio Tinto’s TSR was 66.4%, which was below the TSR of both indices, resulting in a below threshold outcome and nil vesting.

Index	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Actual TSR performance	Weighting	Vesting outcome
S&P Global Mining Index[1]	Equal to Index	Above index by 6% p.a.	Below index by 5.5% p.a.	50%	0%
MSCI World Index	Equal to Index	Above index by 6% p.a.	Below index by 6.0% p.a.	50%	0%
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
For reference, the 2020 PSA vested at 12.75% on 20 February 2025 at Rio Tinto plc and Rio Tinto Limited share prices of £50.76 and
A$119.66 respectively (closing share price on the day prior to vesting). Dividend equivalents for the Executive Directors were equal to 40% of the vested awards.
Long-term incentive plan awards granted in 2025
These awards are subject to TSR performance relative to the constituents of the S&P Global Mining Index (53.3%) and MSCI World Index
(26.7%), and a decarbonisation scorecard (20%) as set out in the Performance measures section below.

Executive Director	Type of award	Grant date	Face value of award (% of base salary)	Face value of award (’000)	% of vesting at threshold performance	Grant price[1]	Conditional shares awarded	End of the period over which the performance conditions have to be fulfilled	End of holding period
Simon Trott	PSA	19 March 2025	500%	A$7,040	22.5%	A$121.69	57,851	31 December 2027	February 2030
Jakob Stausholm	PSA	19 March 2025	500%	£7,054	22.5%	£51.35	137,361	31 December 2027	February 2030
Peter Cunningham	PSA	19 March 2025	500%	£3,918	22.5%	£51.35	76,299	31 December 2027	February 2030
1.In line with the Policy, the grant price for PSA is determined by reference to the average share price for the financial year prior to the year of grant. The grant price of £51.35 and
A$121.69 represents the Rio Tinto plc and Rio Tinto Limited average share prices for 2024.
Long-term incentive plan awards due to be granted in 2026

Executive Director	Type of award	Face value of award (% of base salary)	Face value of award (’000)	% of vesting at threshold performance	Grant price[1]	Conditional shares to be awarded	End of the period over which the performance conditions have to be fulfilled	End of holding period
Simon Trott	PSA	500%	£7,035	22.5%	£48.18	146,011	31 December 2028	February 2031
Peter Cunningham	PSA	500%	£4,024	22.5%	£48.18	83,518	31 December 2028	February 2031
1.In line with Policy, and as we have done since 1998, awards are calculated using the average share price over the previous financial year to mitigate the impact of short-term volatility in the share price. The PSA granted in 2026 will therefore be calculated using the average share price for Rio Tinto plc over 2025, which was £48.18.
Performance measures
For PSA granted in 2025 and 2026, 80% of the award is based on relative TSR measured on a weighted ranked basis, with two-thirds of the
TSR element measured relative to sector peers (constituents of the S&P Global Mining Index) and one-third measured against a broader market reference point (constituents of the MSCI World Index). The remaining 20% of the awards will be based on strategic measures, which, for PSA granted in 2025, are linked to decarbonisation and, for PSA to be granted in 2026, will be assessed against both decarbonisation progress and achievement against broader strategic objectives.

Performance measures	Threshold (22.5% of maximum)	Maximum (100% of maximum)	Weighting for 2025 and 2026 awards
Relative TSR vs constituents of the S&P Global Mining Index	Median	Upper quartile	53.3%
Relative TSR vs constituents of the MSCI World Index	Median	Upper quartile	26.7%
Strategic scorecard	see page 139	see page 139	20.0%

Annual Report on Form 20-F 2025	138	riotinto.com
Directors’ report | Remuneration report | Implementation report
Decarbonisation (LTIP awards granted in 2024 and 2025)
Given the scale and complexity of our emissions portfolio, our decarbonisation ambitions, and the multi-year nature of this transition, performance and progress will be assessed through a balanced scorecard approach. This scorecard incorporates a combination of metrics designed to capture both opportunities and risks associated with the energy transition, with the aim of incentivising long-term competitive advantage. The balanced scorecard comprises equally weighted elements assessed over a 3-year performance period.
Measures and targets for the 2024 and 2025 awards, including an update on performance tracking, are summarised below.

Residual emissions				5% weighting
Measure and targets			Progress
Assesses reduction in Scope 1 and 2 emissions. Targets are aligned to the Group’s 2030 ambition of delivering a 50% reduction relative to our 2018 baseline, with the maximum outcome consistent with the linear trajectory required to meet this goal. When assessing performance, the relative contribution of nature-based offsets will be capped at 10% of the reduction. Any contribution from offsets will be disregarded for outcomes that exceed target.

2024-2026 - tracking around threshold
Projected net reduction of 4.1 Mt over the
performance period, including nature-based
offsets. Projected emissions reductions to
2030 are expected to be weighted to the end of
the decade.
2025-2027 - tracking below threshold
Projected net reduction of 1.8 Mt over the
performance period including nature-based
offsets. Projected emissions reductions to
2030 are expected to be weighted to the end of
the decade.

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
3.95 Mt CO2e	5.52 Mt CO2e	7.1 Mt CO2e

Project delivery				5% weighting
Measure and targets			Progress
Successful delivery of abatement projects that are fundamental to achieving our decarbonisation objectives. Each year capex-funded priority decarbonisation projects will be identified for which investment approval has or will be granted. At the end of the 3-year performance period, each project will be evaluated for conformance to its approved plan in terms of both spend and schedule. A score out of 10 will be assigned to each project based on a predetermined framework.

2024-2026 - tracking around threshold
4 projects have been included in the assessment of
this metric and 3 of these remain largely on track for
both cost and schedule, noting one project has been
paused to resolve technical and design challenges.
2025-2027 - tracking at maximum
One project is included in the assessment of this
metric which is on track from a budget and schedule
perspective.

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
Average score of at least 6 out of 10 being less than 25% deviation from planned cost and schedule	Average score of at least 8 out of 10 being less than 15% deviation from planned cost and schedule	Average score of at least 9 out of 10 being less than 10% deviation from planned cost and schedule

Technology development				5% weighting
Measure and targets			Progress
Assessing technology advancement and research and development breakthroughs by measuring Group research and development spend, and the successful implementation of projects that have a meaningful impact on the abatement of emissions (including spend associated with reducing Scope 3 emissions).

2024-2026 - tracking at target
Spend on research and development is tracking
within target range, with projects expected to
proceed into implementation later in the
performance period delivering annual abatement
over 500 kt.
2025-2027 - tracking at threshold
Projects expected to proceed into implementation
later in the performance period are delivering
annual abatement over 500 kt, however spend on
research and development is tracking below
target.

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
0.2% of Group revenue on decarbonisation research and development spend. At least 1 project into implementation totalling 250 kt annual abatement	0.4% of Group revenue on decarbonisation research and development spend. At least 1 project into implementation totalling 500 kt annual abatement	0.5% of Group revenue on decarbonisation research and development spend. At least 2 projects into implementation totalling 750 kt annual abatement

Transition strategy				5% weighting
Measure and targets			Progress
This measure aligns decarbonisation activity with our value creation strategy, focusing on building new capabilities and commitments towards future growth assets. During the 2024-2026 performance period, the focus areas include Pacific Operations (PacOps) decarbonisation, aluminium recycling and ELYSISTM implementation. For 2025-2027, the measures cover PacOps decarbonisation, aluminium recycling and lithium growth. Any initiative retained on the scorecard across multiple years will be assessed solely on performance achieved within the relevant performance period.

2024-2026 - tracking above threshold
Progress has been made on the PacOps repowering
strategy, with new power purchase agreements
signed in the year. Discussions on both Tomago and
BSL repowering solutions are continuing.
For ELYSIS™ implementation, our Arvida smelter in
Canada remains on track to achieve capacity to
produce up to 2,500 tonnes of commercial quality
aluminium without direct greenhouse gas emissions
from 2027. We are seeing lower recycling volumes
at Matalco, primarily due to external market factors.
2025-2027 - tracking around target
Progress for PacOps remains broadly aligned with
the 2024-2026 period. Matalco volumes remain
lower than plan. For Lithium growth, based on the
2025 volumes and assuming similar performance
trends, outcomes are expected to be at plan.

Threshold (22.5% of maximum)	Target (50% of maximum)	Maximum (100% of maximum)
Average score of at least 6 out of 10, representing more limited progress
Average score of at least 8 out of 10,
representing good progress towards
strategic goals, some areas of
outperformance, substantially
achieved or on track to deliver major
objectives, or progress with no major
failures or impacts on broader
performance of the Group
Average score of at least 9 out of 10, representing significant outperformance of expectations, implementation achieved or a major new advancement with scope for material benefits
The Committee will retain discretion in determining vesting outcomes and where required will adjust targets or baselines in relation to any material changes to the portfolio, such as following acquisitions, divestments or closure.

Annual Report on Form 20-F 2025	139	riotinto.com
Directors’ report | Remuneration report | Implementation report
Strategic scorecard (LTIP awards granted in 2026)
The December 2025 Capital Markets Day unveiled a refreshed strategy with the aim of delivering industry-leading returns by implementing a stronger, sharper and simpler way of working. The refreshed strategy has 3 strategic priorities focused on driving step change in performance and returns for shareholders. These priorities place strategic focus around operational excellence, project execution and capital discipline, with our ambitious decarbonisation goal of 50% emissions reductions remaining a key priority. For 2026, changes to the LTIP strategic scorecard will be made to incentivise for progress against the 3 strategic priorities, while retaining the most critical and relevant decarbonisation linked metrics.
The scorecard and scoring matrix that will apply to 20% of the 2026 LTIP awards and which will be assessed over a 3-year performance period is set out below. The remaining 80% of the 2026 LTIP awards will continue to be subject to TSR measures.

Strategic scorecard (20%)	Commentary
Decarbonisation - Residual emissions (5%)
This provides a measure of actual reduction in Scope 1 and 2 emissions with targets set taking into account the Group’s stated ambition of a 50% reduction by 2030 (relative to our 2018 baseline). Achieving the maximum outcome would be consistent with the linear trajectory required to meet this goal.
The Committee will take into account the relative contribution of nature-based offsets when assessing performance.
The contribution will be capped at 10% of the reduction. Any contribution from offsets will be disregarded for outcomes that exceed target.

Decarbonisation - Transition strategy (5%)
This measure aligns decarbonisation activity with our value creation strategy, specifically in building new capabilities or commitments towards new growth assets.
For the 2026-2028 performance period, transition strategy outcomes that are significant to Group value were selected, with
PacOps decarbonisation, aluminium recycling and lithium growth chosen. As these initiatives have been retained on the scorecard from prior years, they will be assessed solely on performance achieved within the relevant performance period.
At the end of the 3-year performance period, each transition strategy will be assigned a score out of 10 using a predetermined framework and vesting will be determined based on the average score of the transition objectives.

Delivering Industry Leading Value (10%)
This measure is directly linked to the objectives set out at the December 2025 Capital Markets Day. It will be based on goals linked to Operational Excellence, Project Execution and Capital Discipline. The targets are linked to 3-year goals which support delivery of long-term competitive advantage and shareholder value.
Operational Excellence objectives will be focused on achievement of enhanced production at lower cost. The specific factors taken into account in the assessment would include delivery of cost reductions (both absolute and on average unit cost basis)
and delivery of consistent and sustained delivery of production volumes across each of our product groups. The Committee would also consider more detailed aspects of performance, including relevant market context to capture the underlying improvement in competitive positioning relative to the market.
The Project Execution and Capital Discipline aspects of the strategy will be captured via production improvements at key growth initiatives (Oyu Tolgoi, Simandou and Rincon) that are critical to long-term growth, increases in return on capital employed and improvements in working capital ratio and sustaining capital intensity.
At the end of the 3-year performance period, progress under the various elements will be given a score out of 10 using a predetermined framework and vesting will be determined based on the overall score under this element. Although the detailed objectives under this element are commercially sensitive, the Committee intends to provide enhanced disclosure regarding the basis of vesting at the end of the performance period.

	Threshold	Target	Maximum
Decarbonisation - Residual emissions (5%) Reduction in residual emissions relative to 2018 baseline	3.95 Mt CO2e	5.52 Mt CO2e	7.1 Mt CO2e
Decarbonisation – Transition strategy (5%) Alignment of decarbonisation activity with value creation	Average score – 6 out of 10 •Good performance but with more limited progress
Average score – 8 out of 10
•Good progress towards
strategic goals
•Some areas of outperformance
•Substantially achieved or on
track to deliver major objectives
•Progress with no major failures or
impacts on broader performance
of the Group
Average score – at least 9 out of 10 •Implementation achieved or a major new advancement with scope for material benefits •Significant outperformance of expectations
Delivering Industry Leading Value (10%)
Operational Excellence elements - enhanced
production at lower cost
Project Execution and Capital Discipline –
disciplined capex to invest in growth and
return opportunities

Annual Report on Form 20-F 2025	140	riotinto.com
Directors’ report | Remuneration report | Implementation report
Executive Directors’ shareholding
In line with our share ownership policy, Executive Directors’ shareholdings are set based on owning a fixed number of Rio Tinto shares, which can be met through a holding of Rio Tinto plc shares, Rio Tinto Limited shares or a combination thereof.

Executive Director	Year requirement to be met	Effective holding of Rio Tinto plc ordinary shares			Effective holding of Rio Tinto Limited ordinary shares			% of requirement held
		Requirement	31 December 2025	31 December 2024	Requirement	31 December 2025	31 December 2024
Simon Trott	2030	120,000	7,671	441	105,000	38,735	35,354	43%
Jakob Stausholm	2025	120,000	218,410	193,740	105,000	–	–	182%
Peter Cunningham	2027	60,000	87,373	81,601	50,000	–	–	146%
The shareholdings shown above include 50% of the number of unvested BDA held by each executive. We operate a post-employment shareholding requirement for Executive Directors and Jakob Stausholm will be subject to this requirement for 2 years following his termination of employment.
Service contracts

Executive Director	Position held during 2025	Date of appointment to position	Notice period
Simon Trott	Chief Executive	25 August 2025	12 months
Jakob Stausholm	Chief Executive	1 January 2021	12 months
Peter Cunningham	Chief Financial Officer	17 June 2021	12 months
Either party can terminate their contract with notice in writing, or immediately in the case of the company by paying the base salary only in lieu of any unexpired notice.
Executives’ external and other appointments
None of the Executive Directors currently has an external directorship.
Loss of office payments
Jakob Stausholm stepped down from his role as an Executive Director and Chief Executive on 24 August 2025. His employment will cease at the end of his 12 month notice period on 23 May 2026, and he will continue to receive his base salary and contractual benefits up to his termination date, participating in the STIP for the 2025 performance period but not for 2026. He will also receive payment for any accrued and unused annual leave in line with relevant legislation and policy. Outstanding LTIP and all-employee share awards will be treated in accordance with eligible leaver provisions of each plan and in accordance with our Policy, with pro-rating for service where applicable. All
LTIP awards will vest on their normal vesting dates with the PSA remaining subject to achievement of applicable performance conditions. He will remain subject to a 2-year post-employment shareholding requirement.
Past director payments
There were no payments to past directors in excess of the de minimis threshold of £15,000.
Chief Executive’s remuneration over time

Year	Chief Executive	Single total figure of remuneration (’000)	Annual STIP award against maximum opportunity	Long-term incentive vesting against maximum opportunity (PSA)
2016	Sam Walsh[1]	A$5,772	68.2%	50.5%
2016	Jean-Sébastien Jacques	£3,116	82.4%	50.5%
2017	Jean-Sébastien Jacques	£3,821	73.4%	66.7%
2018	Jean-Sébastien Jacques	£4,551	70.1%	43.0%
2019	Jean-Sébastien Jacques	£5,999	74.8%	76.0%
2020	Jean-Sébastien Jacques	£8,670	0.0%	66.7%
2021	Jakob Stausholm[2]	£2,788	61.3%	0.0%
2022	Jakob Stausholm	£5,010	48.7%	100.0%
2023	Jakob Stausholm	£8,311	56.0%	94.1%
2024	Jakob Stausholm[3]	£3,574	49.5%	12.75%
2025	Jakob Stausholm[4]	£2,210	59.5%	0.0%
2025	Simon Trott[4]	£1,878	74.4%	0.0%
1.STIP award and PSA vesting percentages restated following release from the deed of deferral as described in prior Directors’ Remuneration reports.
2.Jakob Stausholm joined Rio Tinto in September 2018 and became Chief Executive on 1 January 2021. Therefore, he did not participate in the 2017 LTIP which vested at 66.7% of maximum.
3.The 2024 single total figure of remuneration for Jakob Stausholm reported in the 2024 Directors’ Remuneration report was £3.564 million, based on the estimated value of the 2020 PSA which vested at 12.75%. The single total figure of remuneration for 2024 shown above is restated and based on the actual vesting share price of £50.76.
4.Jakob Stausholm stepped down as Chief Executive on 24 August 2025 and Simon Trott became Chief Executive on 25 August 2025
The effect of performance on the value of shareholdings, as measured by TSR delivered over the past 5 years, based on the sum of dividends paid and share price movements during each calendar year, is detailed in the table below.

Year	Underlying earnings	Underlying EBITDA	Dividends paid per share	Share price – Rio Tinto plc pence		Share price – Rio Tinto Limited A$		TSR
	$ millions	$ millions	$ cents	1 Jan	31 Dec	1 Jan	31 Dec	Group %
2021	21,401	37,720	963	5,470	4,892	113.8	100.1	(3.8)%
2022	13,359	26,272	746	4,892	5,798	100.1	116.4	18.3%
2023	11,755	23,892	402	5,798	5,842	116.4	135.7	15.8%
2024	10,867	23,314	435	5,842	4,723	135.7	117.5	(15.4)%
2025	10,868	25,363	373	4,723	5,994	117.5	146.8	43.7%

Annual Report on Form 20-F 2025	141	riotinto.com
Directors’ report | Remuneration report | Implementation report
The data presented in this table reflects the dual corporate structure of Rio Tinto. We weight the 2 Rio Tinto listings to produce a Group TSR figure in line with the weighting methodology used for the 2021 PSA. The TSR figure has been calculated using spot Return Index data from
DataStream as at the last trading day for the year, which is a different methodology than used to calculate the PSA outcome.
Total shareholder return
The vesting of the PSA granted in 2021 was subject to a relative
TSR measure against the S&P Global Mining Index (transitioned from the EMIX Global Mining Index following its decommissioning in
July 2023) and the MSCI World Index.
The graph below shows Rio Tinto’s TSR performance for the 2021
PSA using the same methodology as that used to calculate the vesting for the PSA granted in 2021, with a performance period that ended on 31 December 2025.
Total shareholder return - 5 year
1.TSR for the MSCI and EMIX/S&P indices has been calculated using 12-month average
Return Index data for the year sourced from DataStream.
2.Rio Tinto's Group TSR has been calculated using a weighted average for Rio Tinto plc and Rio Tinto Limited. The weighting is based on the free-float market capitalisation of each entity as at the start of the period.
The following graph illustrates the TSR performance of the Group against the S&P Global Mining Index (and for periods to 31 July
2023 against the EMIX Global Mining Index) and the MSCI World
Index over the 10 years to the end of 2025.
The graph meets the requirements of Schedule 8 of the UK Large and Medium-sized Companies and Groups (Accounts and Reports)
Regulations 2008 (as amended) and is not an indication of the vesting of PSA granted in 2021.
Total shareholder return - 10 year
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
2025 remuneration mix
Maximum
Target

●	Fixed pay	●	STIP – Cash	●	STIP – BDA	●	LTIP
2025 assumptions
Fixed pay includes base salary, pension and benefits. The value of benefits is estimated at 7% of base salary.

Performance-related (at risk)
Target STIP and LTIP performance	•STIP award of 50% of the maximum award (equates to 100% of base salary) •PSA expected value of 50% of face value, calculated as 250% of base salary
Maximum STIP and LTIP performance	•Maximum STIP award of 200% of base salary •Maximum PSA face value of 500% of base salary
No assumption has been made for growth in share price and
payment of dividend equivalents.
The table below outlines the positions held by the other executive KMP and their respective dates of appointment:

Name	Position(s) held during 2025	Date of appointment
			2021	2022	2023	2024	2025
Matthew Holcz	Chief Executive, Iron Ore	27 August 2025
Katie Jackson	Chief Executive, Copper	1 September 2024
Sinead Kaufman[1]	Chief Executive, Minerals	1 March 2021
Jérôme Pécresse	Chief Executive, Aluminium	23 October 2023
Simon Trott[2]	Chief Executive, Iron Ore	1 March 2021
1.Sinead Kaufman was a KMP until 26 August 2025. 2.Simon Trott was appointed Chief Executive from 25 August 2025.

Annual Report on Form 20-F 2025	142	riotinto.com
Directors’ report | Remuneration report | Implementation report
Base salary
Base salaries for executive KMP members are reviewed annually by the Committee, with increases generally aligned with the wider employee population in the relevant jurisdiction. Variations may occur in instances in which an individual has changed position, or the position’s duties and responsibilities have been enlarged, for example as a result of a reorganisation or acquisition, or where an individual’s remuneration has fallen below comparable positions in the market.
Short-term incentive plan
Overview of 2025 short-term incentive plan weightings and measures
The measures and weightings used to determine STIP awards for executives in 2025 are set out on page 131.
The 2025 STIP awards are detailed in the table below. The amounts reflect the application of a 10% fatality deduction to the overall
STIP outcome.

		Percentage of:
	2025 STIP award ('000)	Maximum STIP awarded	Maximum STIP forfeited	Target STIP awarded
Matthew Holcz[1]	A$555	59.5%	40.5%	119%
Katie Jackson	£750	59.5%	40.5%	119%
Sinead Kaufman[2]	A$956	59.5%	40.5%	119%
Jérôme Pécresse	C$2,135	74.4%	25.6%	149%
Simon Trott[3]	A$1,354	74.4%	25.6%	149%
1.For the period from 27 August 2025 when Matthew Holcz became KMP.
2.For the period to 26 August 2025 during which Sinead Kaufman was KMP.
3.For the period to 24 August 2025 during which Simon Trott was Chief Executive, Iron Ore.
Share ownership
The following table shows the share ownership level for other executive KMP as a percentage of their overall requirement. Share ownership levels are set for each individual based on a fixed number of shares and range between 48,000 to 54,000 Rio Tinto plc shares or 40,000 to 46,000 Rio Tinto Limited shares.
Each executive KMP listed below is relatively new in role and will continue to build up to their requirement over time.

Share ownership level at 31 December 2025 as a percentage of requirement
Matthew Holcz	16%
Katie Jackson	21%
Jérôme Pécresse	19%
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
Executive departures
Sinead Kaufman ceased to be a KMP on 26 August 2025 and will leave the Group in 2026. She will continue to receive base salary, pension contributions and contractual benefits up until the cessation of her employment. Should her employment cease before the end of her 12 month notice period, she will be paid base salary in lieu of any remaining notice period. She will also receive payment for any accrued but unused annual leave and long service leave on
cessation of employment in line with relevant legislation and policy.
She will be treated as an eligible leaver for the purposes of STIP,
LTIP and all-employee share awards.
Broader employee disclosures
Chief Executive pay ratio
The ratio of the single total figure of remuneration for the
Chief Executive to the lower quartile, median and upper quartile of the Rio Tinto UK employee population for 2025 is set out in the table below.

	Method	Lower quartile	Median	Upper quartile
2025 [1]	A	31:1	23:1	15:1
2024 [2]	A	30:1	21:1	14:1
1.The 2025 data is based on a consolidation of the remuneration data of both Chief
Executives who served in 2025.
2.The 2024 pay ratio data has been restated based on actual pay outcomes for the Chief
Executive in 2024.
The ratios have been calculated using the option ‘A’ methodology for
UK employees at 31 December 2025. The median Chief Executive pay ratio of 23:1 is slightly higher than the prior year, primarily due to the benefits provided in relation to the relocation of the new Chief
Executive from Australia to the UK. The Committee continues to be mindful of the relationship between executive remuneration and that of our broader workforce, and the Committee’s decision-making will continue to be supported by regular and detailed reporting on these matters.
Relative spend on remuneration
The table below shows our relative spend on remuneration across our global employee population and distributions to shareholders in the year. We have also shown other significant disbursements of the company’s funds for comparison.

Stated in $m	2025	2024	Difference in spend
Remuneration paid[1]	7,605	7,055	550
Distributions to shareholders[2]	6,145	7,025	(880)
Purchase of property, plant and equipment, and intangible assets[3]	12,335	9,621	2,714
Corporate income tax paid[3]	4,215	4,165	50
1.Total employment costs for the financial year as per note 7 to the financial statements.
2.Distributions to shareholders include equity dividends paid to owners of Rio Tinto shares as per the consolidated cash flow statement.
3.Purchase of property, plant and equipment, and intangible assets, and corporate income tax paid during the financial year are as per the consolidated cash flow statement.

Annual Report on Form 20-F 2025	143	riotinto.com
Directors’ report | Remuneration report | Implementation report
Change in Director and employee pay
In the table below, we compare the annual changes in salary and annual incentives of the Directors for the past 5 years, to that of the
Australian employee population. Column “a” represents the percentage change in salary and fees; values in column “b” represent the percentage change in annual incentive outcomes for performance periods in respect of each financial year.

	2020 to 2021		2021 to 2022		2022 to 2023		2023 to 2024		2024 to 2025
	a1	b	a1	b	a1	b	a1	b	a1	b2
Executive Directors
Simon Trott[3]	–	–	–	–	–	–	–	–	–	–
Jakob Stausholm	46%	25%	2%	(18)%	4%	20%	4%	(8)%	9%	32%
Peter Cunningham	–	–	–	47%	4%	28%	4%	(8)%	3%	24%
Non-Executive Directors
Dominic Barton	–	–	–	–	50%	–	8%	–	1%	–
Simon Henry	–	–	(6)%	–	(7)%	–	18%	–	(4)%	–
Sam Laidlaw	–	–	–	–	–	–	15%	–	3%	–
Jennifer Nason	–	–	(6)%	–	(8)%	–	14%	–	20%	–
Ngaire Woods	–	–	–	–	–	–	8%	–	(3)%	–
Ben Wyatt	–	–	12%	–	–	–	21%	–	30%	–
Dean Dalla Valle	–	–	–	–	–	–	34%	–	9%	–
Kaisa Hietala	–	–	–	–	–	–	28%	–	9%	–
Susan Lloyd-Hurwitz	–	–	–	–	–	–	9%	–	9%	–
Joc O’Rourke	–	–	–	–	–	–	39%	–	14%	–
Martina Merz	–	–	–	–	–	–	–	–	0%	–
Sharon Thorne	–	–	–	–	–	–	–	–	32%	–
Australian workforce[4]	4%	(18)%	7%	15%	8%	16%	6%	(19)%	7%	22%
1.Change in salary and fees compared on an annualised basis to smooth the impact of part-year appointments or departures.
2.The percentage change in annual incentive compares the incentive outcomes for the 2024 performance year to those for the 2025 performance year.
3.No prior year data as appointed as an Executive Director in 2025.
4.Since Rio Tinto plc, the statutory entity for which this disclosure is required, does not have any employees, we have included voluntary disclosure of the change in employee salary and incentives for our Australian employees who make up more than 40% of our employee population. The disclosure does not include benefits as there have been no changes in the benefit entitlements.
“–” in the table signifies no reported change as a result of the absence of comparable data.
Non-Executive Directors
Annual fees payable
The table below shows the annual fee structure as at 1 March 2025 and 1 March 2026 for the Chair and Non-Executive Directors. This
reflects an increase to the fees for Nominations & Governance
Committee members effective 1 January 2026 in recognition of the increased scope of the Committee for governance.

	2026	2025
Director fees
Chair’s fee	£800,000	£800,000
Non-Executive Director base	£115,000	£115,000
Senior Independent Director	£45,000	£45,000
Committee fees
Audit & Risk Committee Chair	£50,000	£50,000
Audit & Risk Committee member	£30,000	£30,000
People & Remuneration Committee Chair	£45,000	£45,000
People & Remuneration Committee member	£25,000	£25,000
Sustainability Committee Chair	£45,000	£45,000
Sustainability Committee member	£25,000	£25,000
Nominations & Governance Committee member	£17,500	£8,000
Meeting allowances
Long distance (flights over 10 hours per journey)	£10,000	£10,000
Medium distance (flights of 5-10 hours per journey)	£5,000	£5,000
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
Positions held and share ownership
Rio Tinto has a policy that encourages Non-Executive Directors to build up a Rio Tinto shareholding. The shareholding target in 2025 is
1,800 Rio Tinto Limited shares or 2,200 Rio Tinto plc shares or
2,100 Rio Tinto ADRs (or a combination thereof), and will be reviewed every 2 years. A higher target of 12,700 Rio Tinto Limited shares applies to the Chair. Details of Non-Executive Directors’
shareholdings in the Group, are set out in table 2 on page 146.
We list in the table below the Non-Executive Directors who held office during 2025 and their shareholdings as a percentage of their
2025 requirement. Each held office for the whole of 2025 unless otherwise indicated. Their years of appointment are reported in
“Board of Directors” on pages 104-105.

		Shareholding vs requirement
Director	Title	31 December 2025	31 December 2024
Dominic Barton	Chair	100%	94%
Dean Dalla Valle	Non-Executive Director	105%	32%
Simon Henry	Non-Executive Director	100%	100%
Kaisa Hietala	Non-Executive Director	45%	45%
Sam Laidlaw	Non-Executive Director	341%	341%
Susan Lloyd-Hurwitz	Non-Executive Director	137%	79%
Martina Merz	Non-Executive Director	80%	–%
Jennifer Nason	Non-Executive Director	100%	89%
Joc O’Rourke	Non-Executive Director	136%	–%
Sharon Thorne	Non-Executive Director	118%	118%
Ngaire Woods	Non-Executive Director	100%	67%
Ben Wyatt	Non-Executive Director	50%	22%
1.Sam Laidlaw and Kaisa Hietala stepped down from the Board at the conclusion of the
2025 AGM on 1 May 2025.
2.Simon Henry and Martina Merz stepped down from the Board on 23 October 2025.

Annual Report on Form 20-F 2025	144	riotinto.com
Directors’ report | Remuneration report | Implementation report
We set out details of each element of remuneration, and the
single total figure of remuneration, paid to the Chair and Non-
Executive Directors during 2025 and 2024, in US dollars in table 1b on page 146. No termination or share-based payments were made in the year. Statutory minimum superannuation contributions for
Non-Executive Directors are deducted from the Director’s overall fee entitlements when these are required by Australian superannuation law.
The total fee and allowance payments made to the Chair and
Non-Executive Directors in 2025 were within the maximum
aggregate annual amount of £4 million set out in the Group’s constitutional documents, approved by shareholders at the
2024 AGMs.
Other statutory disclosures
Other share plans
All-employee share plans
The Committee believes that all employees should be given the opportunity to become shareholders in our business, and that share plans help engage, retain and motivate employees over the long term. Rio Tinto’s share plans are therefore part of its standard remuneration practice to encourage employee share ownership and create alignment with the shareholder experience. Executives may participate in broad-based share plans that are available to employees generally and to which performance conditions do not apply.
A global employee share purchase plan is normally offered to all eligible employees unless there are local jurisdictional restrictions.
Under the plan, employees may acquire shares up to the value of
$5,250 (or equivalent in other currencies) per year or capped at 15%
of their base salary, if lower. Each share purchased will be matched by the company, providing the participant holds the shares, and is still employed, at the end of the 3-year vesting period.
Approximately 37,000 of our employees (70% of those eligible) are shareholders as a result of participating in these plans. In the UK, these arrangements are partially delivered through the UK Share
Plan which is a UK tax-approved arrangement. Under this plan, eligible participants may also receive an annual award of Free
Shares up to the limits prescribed under UK tax legislation.
Management Share Awards
Management Share Awards (MSA) are designed to help the Group attract the best employees in a competitive labour market, and to retain key individuals as we deliver our long-term strategy. MSA are conditional share awards that are not subject to a performance condition. They typically vest at the end of 3 years, subject to continued employment. Shares to satisfy the awards are bought in the market, issued or reissued from Treasury.
Shareholder voting
In the table below, we set out the results of the remuneration-related resolutions voted on at the Group’s 2025 AGMs including the most recent voting outcomes of the Remuneration Policy.

Resolution	Votes for	Votes against	Votes withheld[1]
Approval of the Directors’ Remuneration report: Implementation report	98%	2%	26,622,923
Approval of the Remuneration Policy (2024)	97%	3%	3,469,190
Approval of the Directors’ Remuneration report	97%	3%	26,246,816
1.A vote “withheld” is not a vote in law and is not counted in the calculation of the proportion of votes for and against the resolution.

Annual Report on Form 20-F 2025	145	riotinto.com
Directors’ report | Remuneration report | Implementation report
Table 1a – Executive KMP remuneration
The table below reports remuneration in line with Australian statutory requirements. See page 129 for a description of how disclosure in this table differs from realised pay.

Stated in US$‘000[1]	Short-term benefits
		Base salary	Cash bonus[2]	Other cash- based benefits[3]	Non-monetary benefits[4]	Total short-term benefits
Executive Directors
Simon Trott[5]	2025	1,205	929	1,088	142	3,364
	2024	833	419	98	89	1,439
Jakob Stausholm[6]	2025	1,175	1,463	156	138	2,932
	2024	1,632	796	215	207	2,850
Peter Cunningham	2025	1,028	628	131	35	1,822
	2024	966	471	122	49	1,608
Other executives
Matthew Holcz[6]	2025	298	186	37	36	557
Katie Jackson	2025	831	505	101	58	1,495
	2024	268	130	222	50	670
Sinead Kaufman[6]	2025	512	640	57	29	1,238
	2024	753	356	86	113	1,308
Jérôme Pécresse	2025	948	780	179	87	1,994
	2024	876	516	167	63	1,622

Stated in US$’000[1]		Long-term benefits: Value of share-based awards[7]				Post-employment benefits[10]
		BDA[8]	PSA	MSA	Others[9]	Pension and superannuation	Other post- employment benefits	Termination benefits	Total remuneration[11]	Currency of actual payment
Executive Directors
Simon Trott[5]	2025	558	2,413	–	–	27	–	–	6,362	A$ & £
	2024	442	1,721	–	–	19	–	–	3,621	A$
Jakob Stausholm[6]	2025	547	4,122	–	8	9	–	–	7,618	£
	2024	843	3,281	–	8	13	–	–	6,995	£
Peter Cunningham	2025	519	2,363	–	7	13	–	–	4,724	£
	2024	445	1,315	19	7	13	–	–	3,407	£
Other executives
Matthew Holcz[6]	2025	42	248	122	–	5	–	–	974	A$
Katie Jackson	2025	150	734	532	1	16	–	–	2,928	£
	2024	31	69	333	–	7	–	–	1,110	£
Sinead Kaufman[6]	2025	181	1,400	–	2	15		–	2,836	A$
	2024	364	1,378	–	3	19		–	3,072	A$
Jérôme Pécresse	2025	339	1,400	–	1	24	–	–	3,758	C$
	2024	151	480	–	–	24	–	–	2,277	C$
Notes to table 1a – Executives’ remuneration
1.“Table 1a – Executives KMP remuneration” is reported in US$ using A$1 = US$0.64492; £1 = US$1.31854; C$1 = US$0.71574 which are average rates for 2025, except for the cash element of the STIP which use 31 December 2025 year-end rates of A$1 = US$0.67005; £1 = US$1.3474; C$1 = US$0.73086.
2.“Cash bonus” relates to the cash portion of the 2025 STIP award to be paid in March 2026.
3.“Other cash-based benefits” typically include cash in lieu of company pension or superannuation contributions. For Simon Trott this also includes benefits related to his relocation from
Australia to the UK following his appointment as Chief Executive, in line with the company’s international transfer policy.
4.“Non-monetary benefits” for executives typically include healthcare coverage, professional tax compliance services/advice, flexible perquisites and, where applicable, leave accruals and mobility-related benefits. For Simon Trott this also includes benefits related to his relocation from Australia to the UK.
5.The figures for Simon Trott reflect his remuneration for the full financial year covering both roles served in the year of Chief Executive, Iron Ore and Group Chief Executive.
6.The figures for Jakob Stausholm reflect his remuneration up until he ceased to be a KMP on 24 August 2025. His total remuneration up until 31 December 2025 was $9.17 million. The figures for Matthew Holcz reflect his remuneration from the date he commenced being a KMP on 27 August 2025. His total remuneration for the year ended 31 December 2025 was
$1.72 million. The figures for Sinead Kaufman reflect her remuneration up until she ceased to be a KMP on 26 August 2025. Her total remuneration up until 31 December 2025 was
$3.38 million.
7.The “Value of share-based awards” has been determined in accordance with the recognition and measurement requirements of IFRS 2 "Share-based Payment". The fair value of awards granted as BDA, PSA and MSA have been calculated at their dates of grant using valuation models provided by external consultants, Lane Clark and Peacock LLP, including an independent Monte Carlo valuation model, which take into account the constraints on vesting attached to these awards. Further details of the valuation methods and assumptions used for these awards are included in note 28 (Share-based Payments) in the financial statements. The fair value of other share-based awards is measured at the purchase cost of the shares from the market. The share-based values disclosed in this table do not reflect amounts actually paid in 2025 or the value of shares that will ultimately vest.
8.“BDA” represents the portion of the 2022–2025 STIP awards deferred into Rio Tinto shares.
9.“Others” includes the Global Employee Share Plan (myShare) and the UK Share Plan.
10.Any costs related to defined benefit pension plans and post-retirement medical benefits are the service costs attributable to the individual, calculated in accordance with IAS 19. The cost for defined contribution pension plans is the amount contributed in the year by the company.
11.“Total remuneration” represents the disclosure of total emoluments and compensation required under the Australian Corporations Act 2001 and applicable accounting standards.
Further details in relation to aggregate remuneration for executives, including Directors, are included in note 30 (Directors’ and key management remuneration).

Annual Report on Form 20-F 2025	146	riotinto.com
Directors’ report | Remuneration report | Implementation report
Table 1b – Non-Executive Directors’ remuneration

Stated in US$’000[1]		Fees and allowances[2]	Non-monetary benefits[3]	Post- employment benefits[4]	Single total figure of remuneration[5]	Currency of actual payment
Chair
Dominic Barton	2025	1,055	44	–	1,099	£
	2024	1,008	94	–	1,102	£
Non-Executive Directors
Dean Dalla Valle	2025	315	51	19	385	A$
	2024	285	13	19	317	A$
Simon Henry[6]	2025	194	13	–	207	£
	2024	253	8	–	261	£
Kaisa Hietala[7]	2025	82	14	–	96	£
	2024	226	8	–	234	£
Sam Laidlaw[8]	2025	156	13	–	169	£
	2024	335	5	–	340	£
Susan Lloyd-Hurwitz	2025	238	48	6	292	A$
	2024	225	8	5	238	A$
Martina Merz[6]	2025	169	21	–	190	£
	2024	164	8	–	172	£
Jennifer Nason	2025	259	47	–	306	£
	2024	235	13	–	248	£
Joc O'Rourke	2025	253	13	–	266	£
	2024	239	5	–	244	£
Sharon Thorne	2025	306	5	–	311	£
	2024	105	7	–	112	£
Ngaire Woods	2025	228	23	–	251	£
	2024	234	7	–	241	£
Ben Wyatt	2025	339	66	–	405	A$
	2024	268	12	–	280	A$
1.Remuneration is reported in US$. The amounts have been
converted using the 2025 annual average exchange rates
of £1 = US$1.31854 and A$1 = US$0.64492.
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
4.The statutory minimum superannuation contributions
required by the Australian superannuation law and paid for
the Australia-based NEDs are included in “Post-
employment benefits”.
5.Represents disclosure of the single total figure of
remuneration under Schedule 8 of the Large- and
Medium-sized Companies and Groups (Accounts and
Reports) Regulations 2008 (as amended) and total
remuneration under the Australian Corporations Act
2001 and applicable accounting standards.
6.The amounts reported for Simon Henry and Martina
Merz reflect the period of active Board membership from
1 January 2025 to 23 October 2025.
7.The amounts reported for Kaisa Hietala reflect
the period of active Board membership from
1 January 2025 to 1 May 2025.
8.The amounts reported for Sam Laidlaw reflect
the period of active Board membership from
1 January 2025 to 1 May 2025, as well as consulting fees
paid for the period from 2 May 2025 to 12 June 2025.

For more information, further details in relation to aggregate remuneration for executives, including Directors, are included in note 30 (Directors’ and key management remuneration).
Table 2 – Directors’ and executives’ beneficial interests in Rio Tinto shares

	Rio Tinto plc[1]			Rio Tinto Limited			Movements
	1 Jan 2025[2]	31 Dec 2025[3]	5 Feb 2026[4]	1 Jan 2025[2]	31 Dec 2025[3]	5 Feb 2026[4]	Compensation[5]	Other[6]
Directors
Dominic Barton	–	–	–	11,900	12,700	12,700	–	800
Peter Cunningham	74,480	79,211	79,217	–	–	–	8,089	(3,352)
Dean Dalla Valle	–	–	–	579	1,885	1,885	–	1,306
Simon Henry[7]	2,200	2,200	–	–	–	–	–	–
Kaisa Hietala[7]	1,000	1,000	–	–	–	–	–	–
Sam Laidlaw[7]	7,500	7,500	–	–	–	–	–	–
Susan Lloyd-Hurwitz	–	–	–	1,421	2,458	2,458	–	1,037
Martina Merz[7]	–	1,750	–	–	–	–	–	1,750
Jennifer Nason	1,877	2,100	2,100	–	–	–	–	223
Joc O'Rourke	–	3,000	3,000	–	–	–	–	3,000
Jakob Stausholm[7]	181,391	195,924	–	–	–	–	13,508	1,025
Sharon Thorne	2,593	2,593	2,593	–	–	–	–	–
Simon Trott	441	7,671	7,671	29,499	32,351	32,351	14,679	(4,597)
Ngaire Woods	1,482	2,199	2,199	–	–	–	–	717
Ben Wyatt	–	–	–	400	900	900	–	500
Executives
Katie Jackson	1,044	9,136	9,156	–	–	–	14,978	(6,866)
Sinead Kaufman[7]	–	–	–	36,564	37,436	37,436	1,480	(608)
Jérôme Pécresse	5,043	5,109	5,121	–	–	–	–	78
Matthew Holcz[7]	642	656	656	6,807	6,930	6,930	–	137
1.Rio Tinto plc ordinary shares or American Depositary Receipts.
2.Or date of appointment, if later.
3.Or date of retirement/date stepped down from the Board or Executive Committee, if earlier.
4.Latest practicable date prior to the publication of the 2025 Annual Report, in accordance with LR 9.8.6A.
5.Shares obtained through awards under the Rio Tinto UK Share Plan, the Global Employee Share Plan and/or vesting of the PSA, MSA and BDA granted under the Group’s LTIP arrangements.
6.Share movements due to the sale or purchase of shares, or shares received under dividend reinvestment plans.
7.Simon Henry and Martina Merz retired as Non-Executive Directors on 23 October 2025. Kaisa Hietala and Sam Laidlaw retired as Non-Executive Directors on 1 May 2025. Jakob
Stausholm stepped down from the Executive Committee on 24 August 2025. Matthew Holcz was appointed to the Executive Committee from 27 August 2025. Sinead Kaufman stepped down from the Executive Committee on 26 August 2025.
Interests in outstanding BDA, MSA and PSA, the UK Share Plan and the Global Employee Share Plan are set out in table 3 and 3a on pages
147-149.

Annual Report on Form 20-F 2025	147	riotinto.com
Directors’ report | Remuneration report | Implementation report
Table 3 – Plan interests (awards of shares under long-term incentive plans)

Name	Award/grant date	Market price at award[1,2]	1 January 2025	Awarded	Lapsed/ cancelled	Dividend units	Vested	31 December 2025	5 February 2026	Performance period concludes/ vesting date	Date of release	Market price on release	Monetary value of award at release US$[3]
Peter Cunningham
Bonus Deferral Award	22 Mar 2023	£53.19	5,827	–	–	820	(6,647)	–	–	1 Dec 2025	1 Dec 2025	£54.64	478,886
	20 Mar 2024	£49.41	8,415	–	–	–	–	8,415	8,415	1 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	7,907	–	–	–	7,907	7,907	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	£33.58	7,426	–	(6,480)	382	(1,328)	–	–	31 Dec 2024	20 Feb 2025	£50.76	88,882
	18 Mar 2021	£55.58	9,564	–	–	–	–	9,564	9,564	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	50,405	–	–	–	–	50,405	50,405	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	55,134	–	–	–	–	55,134	55,134	31 Dec 2027	–	–	–
	9 May 2024	£55.84	71,195	–	–	–	–	71,195	71,195	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	76,299	–	–	–	76,299	76,299	31 Dec 2027	–	–	–
Matthew Holcz[4]
Management Share Award	22 Mar 2023	A$115.45	3,772	–	–	–	–	3,772	3,772	20 Feb 2026	–	–	–
	19 Mar 2025	A$118.70	–	2,131	–	–	–	2,131	2,131	1 Mar 2026	–	–	–
	19 Mar 2025	A$118.70	–	2,131	–	–	–	2,131	2,131	1 Mar 2027	–	–	–
	19 Mar 2025	A$118.70	–	2,131	–	–	–	2,131	2,131	1 Mar 2028	–	–	–
Performance Share Award	18 Mar 2021	A$110.80	4,991	–	–	–	–	4,991	4,991	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	5,457	–	–	–	–	5,457	5,457	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	7,544	–	–	–	–	7,544	7,544	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	20,787	–	–	–	–	20,787	20,787	31 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	23,442	–	–	–	23,442	23,442	31 Dec 2027	–	–	–
Katie Jackson
Bonus Deferral Award	19 Mar 2025	£49.07	–	2,182	–	–	–	2,182	2,182	1 Dec 2027	–	–	–
Management Share Award	5 Sept 2024	£45.91	3,547	–	–	–	(3,547)	–	–	1 Mar 2025	3 Mar 2025	£48.70	227,765
	5 Sept 2024	£45.91	10,954	–	–	418	(11,372)	–	–	1 Sept 2025	1 Sept 2025	£45.78	686,449
Performance Share Award	5 Sept 2024	£45.91	18,883	–	–	–	–	18,883	18,883	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	61,343	–	–	–	61,343	61,343	31 Dec 2027	–	–	–
Sinead Kaufman[5]
Bonus Deferral Award	22 Mar 2023	A$115.45	4,278	–	–	488	(4,766)	–	–	1 Dec 2025	1 Dec 2025	A$132.87	408,401
	20 Mar 2024	A$121.30	5,060	–	–	–	–	5,060	5,060	1 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	4,879	–	–	–	4,879	4,879	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	A$77.65	8,579	–	(7,486)	341	(1,434)	–	–	31 Dec 2024	20 Feb 2025	A$119.66	110,663
	18 Mar 2021	A$110.80	41,207	–	–	–	–	41,207	41,207	31 Dec 2025	–	–	–
	23 Mar 2022	A$113.68	36,042	–	–	–	–	36,042	36,042	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	40,045	–	–	–	–	40,045	40,045	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	49,145	–	–	–	–	49,145	49,145	31 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	50,599	–	–	–	50,599	50,599	31 Dec 2027	–	–	–

Annual Report on Form 20-F 2025	148	riotinto.com
Directors’ report | Remuneration report | Implementation report

Name	Award/grant date	Market price at award[1,2]	1 January 2025	Awarded	Lapsed/ cancelled	Dividend units	Vested	31 December 2025	5 February 2026	Performance period concludes/ vesting date	Date of release	Market price on release	Monetary value of award at release US$[3]
Jérôme Pécresse
Bonus Deferral Award	20 Mar 2024	£49.41	1,533	–	–	–	–	1,533	1,533	1 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	8,384	–	–	–	8,384	8,384	1 Dec 2027	–	–	–
Performance Share Award	9 May 2024	£55.84	66,928	–	–	–	–	66,928	66,928	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	71,780	–	–	–	71,780	71,780	31 Dec 2027	–	–	–
Jakob Stausholm
Bonus Deferral Award	22 Mar 2023	£53.19	10,488	–	–	1,476	(11,964)	–	–	1 Dec 2025	1 Dec 2025	£54.71	863,056
	20 Mar 2024	£49.41	14,211	–	–	–	–	14,211	14,211	1 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	13,354	–	–	–	13,354	13,354	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	£33.58	74,711	–	(65,186)	3,854	(13,379)	–	–	31 Dec 2024	20 Feb 2025	£50.76	895,450
	18 Mar 2021	£55.58	103,510	–	–	–	–	103,510	103,510	31 Dec 2025	–	–	–
	23 Mar 2022	£58.00	85,126	–	–	–	–	85,126	85,126	31 Dec 2026	–	–	–
	22 Mar 2023	£53.19	93,114	–	–	–	–	93,114	93,114	31 Dec 2027	–	–	–
	9 May 2024	£55.84	120,232	–	–	–	–	120,232	120,232	31 Dec 2026	–	–	–
	19 Mar 2025	£49.07	–	137,361	–	–	–	137,361	137,361	31 Dec 2027	–	–	–
Simon Trott
Bonus Deferral Award	22 Mar 2023	A$115.45	4,683	–	–	534	(5,217)	–	–	1 Dec 2025	1 Dec 2025	A$132.87	447,047
	20 Mar 2024	A$121.30	7,027	–	–	–	–	7,027	7,027	1 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	5,741	–	–	–	5,741	5,741	1 Dec 2027	–	–	–
Performance Share Award	16 Mar 2020	£33.58	52,838	–	(46,102)	2,726	(9,462)	–	–	31 Dec 2024	20 Feb 2025	£50.76	633,287
	18 Mar 2021	£55.58	49,571	–	–	–	–	49,571	49,571	31 Dec 2025	–	–	–
	23 Mar 2022	£113.68	38,204	–	–	–	–	38,204	38,204	31 Dec 2026	–	–	–
	22 Mar 2023	A$115.45	44,488	–	–	–	–	44,488	44,488	31 Dec 2027	–	–	–
	9 May 2024	A$130.23	52,091	–	–	–	–	52,091	52,091	31 Dec 2026	–	–	–
	19 Mar 2025	A$118.70	–	57,851	–	–	–	57,851	57,851	31 Dec 2027	–	–	–
1.Awards denominated in pounds sterling were for Rio Tinto plc ordinary shares of 10 pence each and awards denominated in Australian dollars were for Rio Tinto Limited shares.
All awards are granted over ordinary shares.
2.The weighted fair value per share of Bonus Deferral Awards and Management Share Awards granted in March 2025 was £49.07 for Rio Tinto plc and A$119.53 for Rio Tinto Limited. For
Performance Share Awards granted in March 2025, the values were £30.45 for Rio Tinto plc and A$74.02 for Rio Tinto Limited. Conditional awards are awarded at no cost to the recipient and no amount remains unpaid on any shares awarded.
3.The amount in US dollars has been converted at the rate of US$1.32 = £1 and US$0.64 = A$1, being the average exchange rates for 2025.
4.Matthew Holcz was appointed as KMP on 27 August 2025.
5.Sinead Kaufman and Jakob Stausholm stepped down from the Executive Committee on 26 August 2025 and 24 August 2025 respectively.
6.For the Performance Share Awards granted on 18 March 2021 with a performance period that concluded on 31 December 2025, 0% of the award vested.
7.The closing price at 31 December 2025 was £59.94 for Rio Tinto plc ordinary shares and was A$146.82 for Rio Tinto Limited ordinary shares. The high and low prices during 2025 of Rio
Tinto plc and Rio Tinto Limited shares were £60.47 and £40.25 and A$148.80 and A$100.75 respectively.
8.As of 5 February 2026, the above members of the Executive Committee held 1,631,196 shares awarded and not vested under long-term incentive plans. No Executive Committee member held any options.

Annual Report on Form 20-F 2025	149	riotinto.com
Directors’ report | Remuneration report | Implementation report
Table 3a – Plan interests (award of shares under all-employee share arrangements)

		myShare		UK Share Plan				Total activity in 2025
	Plan interests at 1 January 2025[1]	Value of Matching shares awarded in year[2] ('000)	Value of Matching shares vested in year[3] ('000)	Value of Matching shares awarded in year[2] ('000)	Value of Matching shares vested in year[3] ('000)	Value of Free shares awarded in year[4] ('000)	Value of Free shares vested in year[4] ('000)	Grants in year ('000)	Vesting in year ('000)	Plan interests at 31 December 2025[1]
Peter Cunningham	284	2	1	0	0	5	4	7	5	303
Katie Jackson	0	2	0	2	0	2	0	6	0	81
Sinead Kaufman	147	4	3	0	0	0	0	4	3	143
Jérôme Pécresse	42	4	0	0	0	0	0	4	0	104
Jakob Stausholm	370	2	1	2	1	5	4	9	6	391
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
7.Both Matthew Holcz and Simon Trott hold no unvested awards across myShare and/or UK Share Plan and also have not received or had awards vest during 2025.
Directors’ approval statement
This Directors’ Remuneration report is delivered in accordance with a resolution of the Board, and has been signed on behalf of the Board by:
Ben Wyatt
People & Remuneration Committee Chair
19 February 2026

Annual Report on Form 20-F 2025	150	riotinto.com
Directors’ report
Additional statutory disclosure
The Directors present their report and audited consolidated financial statements for the year ended 31
December 2025.
Scope of this report
For the purposes of UK company law and the Australian
Corporations Act 2001:
•The additional disclosures under the heading “Shareholder
information” on pages 336-341 are hereby incorporated by
reference to, and form part of, this Directors’ report.
•The Strategic report on pages 1-101 provides a comprehensive review of Rio Tinto’s operations, its financial position and its business strategies and prospects, and is incorporated by
reference into, and forms part of, this Directors’ report.
•Certain items that would ordinarily need to be included in this
Directors’ report (including an indication of likely future
developments in the business of the company and the Group)
have, as permitted, instead been discussed in the Strategic
report, while details of the Group’s policy on addressing financial risks and details about financial instruments are shown in note 25 to the consolidated financial statements.
•Taken together, the Strategic report and this Directors’ report are intended to provide a fair, balanced and understandable
assessment of the development and performance of the Group’s business during the year and its position at the end of the year, its strategy, likely developments, and any principal or emerging risks and uncertainties associated with the Group’s business.
For the purposes of compliance with DTR 4.1.5R(2) and DTR
4.1.8R, the required content of the “Management report” can be found in the Strategic report or this Directors’ report, including the material incorporated by reference.
A full report on Director and executive remuneration and
shareholdings can be found in the Remuneration report on pages
122-149, which, for the purposes of the Australian Corporations Act
2001, forms part of this Directors’ report.
Dual-listed structure and constitutional documents
The dual-listed companies (DLC) structure of Rio Tinto plc and
Rio Tinto Limited, and their constitutional provisions and voting arrangements – including restrictions that may apply to the shares of either company under specified circumstances – are described on pages 336-337.
Operating and financial review
Rio Tinto’s principal activities during 2025 were mining minerals and metals throughout the lifecycle from exploration, development, mining and processing, to marketing, and repurposing and renewing our assets to create a positive legacy.
Subsidiaries with material non-controlling interests, joint operations and associated undertakings, principally affecting the profits or net assets of the Group in the year, are listed in notes 31-33 to the financial statements. For a full listing of related undertakings, refer to the Consolidated Entity Disclosure Statement on page 230.
The following significant changes and events affected the Group during 2025 and up to the date of this report:
•In February 2025, we announced that Sam Laidlaw would step down as a Non-Executive Director at the conclusion of the Rio Tinto
Limited annual general meeting on 1 May 2025.
•In February 2025, we announced that Kaisa Hietala would step down as a Non-Executive Director at the conclusion of the
Rio Tinto Limited annual general meeting on 1 May 2025.
•In February 2025, we announced that Simon Henry would step down as a Non-Executive Director in the second half of 2025.
•In March 2025, we announced investment of approximately
$1.8 billion to develop the Brockman Syncline 1 mine project extending the life of the Brockman region in the West Pilbara of
Western Australia and sustaining production from the company’s world class iron ore operation.
•In March 2025, we announced that we had completed the
acquisition of Arcadium Lithium plc for total consideration
of $6.7 billion, following the sanctioning of the Scheme of
Arrangement by the Royal Court of Jersey. The acquisition added a portfolio of lithium assets located primarily in Argentina and
Australia, increasing the Group’s exposure to battery materials.
•In March 2025, we announced that we priced US$9.0 billion of fixed and floating rate SEC-registered debt securities. The bonds would be issued by Rio Tinto Finance (USA) plc and would be fully and unconditionally guaranteed by Rio Tinto plc and Rio Tinto Limited.
•In May 2025, we announced that we had entered into an
agreement with Codelco to progress lithium development in Chile.
The partnership relates to the Salar de Maricunga, one of Chile’s highest-grade lithium resources, and establishes a framework for the joint development of lithium assets.
•In May 2025, we announced that Jakob Stausholm would step
down as Chief Executive following a transition period.
•In June 2025, we announced that Rio Tinto and Hancock
Prospecting would invest $1.6 billion (Rio Tinto share $0.8 billion)
to develop the Hope Downs 2 iron ore project in Western
Australia's Pilbara region.
•In July 2025, we announced the appointment of Simon Trott to succeed Jakob Stausholm as Chief Executive, with effect from 25
August 2025.
•In August 2025, we announced a new operating model and
executive leadership team to simplify and streamline the
organisation. The product group structure was reorganised into three core businesses — Iron Ore, led by Matthew Holcz; Aluminium &
Lithium, led by Jérôme Pécresse; and Copper, led by Katie Jackson
— with the Borates and Iron & Titanium businesses moved to the
Chief Commercial Officer’s portfolio. It was announced that Kellie
Parker would step down as Chief Executive, Australia after
transitional arrangements and Sinead Kaufman would step down as
Chief Executive, Minerals at the end of October 2025.
•In October 2025, we announced that Rio Tinto, Mitsui and Nippon
Steel will invest $733 million (Rio Tinto share $389 million) to develop the West Angelas Sustaining Project, part of the Robe
River Joint Venture in Western Australia's Pilbara region.
•In October 2025, we announced that Martina Merz would step down as a Non-Executive Director, effective 23 October 2025.
•In December 2025, we released our strategy to deliver industry leading returns at our Capital Markets Day.
•In December 2025, we hosted an investor site visit to Argentina to highlight its world-class integrated lithium business and growth pipeline.
•In January 2026, we announced that we had been engaging in
preliminary discussions with Glencore plc about a possible
combination with some, or all, of their business.
•In February 2026, we announced that we were no longer
considering a possible merger, or other business combination, with Glencore plc, as Rio Tinto had determined that it could not reach an agreement that would deliver value to its shareholders.

For more information visit riotinto.com/invest
In 2025 and 2024, the Group did not receive any public takeover offers from third parties in respect of Rio Tinto plc shares or
Rio Tinto Limited shares.
Details of events that took place after the balance sheet date are further described in note 39 to the financial statements.
Risk identification, assessment and management
The Group’s material risks and uncertainties are listed on pages
91-99. The Group’s approach to risk management is discussed on pages 89-90.

Annual Report on Form 20-F 2025	151	riotinto.com
Directors’ report | Additional statutory disclosure
Financial instruments
Details of the Group’s financial risk management objectives and policies, and exposure to risk, are described in note 25 to the financial statements.
Share capital
Details of the Group’s share capital as at 31 December 2025 are described in note 35 to the financial statements. Details of the rights and obligations attached to each class of shares are covered on page 336, under the heading “Voting arrangements”.
Details of certain restrictions on holding shares in Rio Tinto and certain consequences triggered by a change of control are
described on page 337 under the heading “Limitations on ownership of shares and merger obligations”. There are no other restrictions on the transfer of ordinary Rio Tinto shares, save for:
•Restrictions that may from time to time be imposed by laws, regulations or Rio Tinto policy (for example, relating to
market abuse, insider dealing, share trading or an Australian foreign investment).
•Restrictions on the transfer of shares that may be imposed following a failure to supply information required to be disclosed, or where registration of the transfer may breach a court order or a law, or in relation to unmarketable parcels of shares.
•Restrictions on the transfer of certain shares awarded under an employee share plan in accordance with the terms of
those awards.
At the AGMs held in 2025, shareholders authorised:
•The on-market purchase by Rio Tinto plc or Rio Tinto Limited or its subsidiaries of up to 125,141,768 Rio Tinto plc shares
(representing approximately 10% of Rio Tinto plc’s issued
share capital, excluding Rio Tinto plc shares held in Treasury at that time).
•The off-market purchase by Rio Tinto plc of up to 125,141,768
Rio Tinto plc shares acquired by Rio Tinto Limited or its subsidiaries under the above authority.
•The on-market buy-back by Rio Tinto Limited of up to 55.6 million
Rio Tinto Limited shares (representing approximately 15% of
Rio Tinto Limited’s issued share capital at that time).
Substantial shareholders
Details of substantial shareholders are included on page 337.
Dividends
Details of dividends paid and declared for payment, together with the company’s shareholder returns policy, can be found on page 20.
Waived dividends
The number of shares on which Rio Tinto plc dividends are based excludes those held as treasury shares and those held by employee share trusts that waived the right to dividends. Employee share trusts waived dividends on 721,783 Rio Tinto plc ordinary shares and 21,968 American Depositary Receipts (ADRs) for the 2024 final dividend, and on 625,738 Rio Tinto plc ordinary shares and 29,954
ADRs for the 2025 interim dividend. (2024: on 81,491 Rio Tinto plc ordinary shares and 35,066 ADRs for the 2023 final dividend, and on 151,144 Rio Tinto plc ordinary shares and 30,888 ADRs for the
2023 interim dividend; 2023: on 99,016 Rio Tinto plc ordinary shares and 35,132 ADRs for the 2022 final dividend, and on 110,774 Rio
Tinto plc ordinary shares and 31,831 ADRs for the 2023 interim dividend). In 2025, 2024 and 2023, no Rio Tinto Limited shares were held by Rio Tinto plc.
The number of shares on which Rio Tinto Limited dividends are based excludes those held by shareholders who have waived the rights to dividends. Employee share trusts waived dividends on
35,382 Rio Tinto Limited ordinary shares for the 2024 final dividend and on 34,426 shares for the 2025 interim dividend (2024: on
32,540 shares for the 2023 final dividend and on 35,713 shares for the 2024 interim dividend; 2023: on 35,010 shares for the 2022 final dividend and on 34,607 shares for the 2023 interim dividend).
Our disclosure on Board and executive management diversity in line with UK Listing Rules (UKLR 22.2.30R(2)) is set out below.
Gender reporting categories as at 31 December 2025

Gender	Number of Board members	% of Board	Number of senior positions on the board (eg CEO/CFO, SID & Chair)	Number in executive management	% of executive management
Men	6	60%	4	4	57%
Women	4	40%	1	3	43%¹
Not specified/prefer not to say	–	–	–	–	–
1.Sinead Kaufman stepped down as Chief Executive Officer, Minerals at the end of October 2025. Kellie Parker will leave Rio Tinto at the conclusion of her role – Chief Executive Officer,
Australia. She has remained during a transition period to ensure transfer of her responsibilities.
Ethnicity reporting categories as at 31 December 2025

ONS ethnicity category	Number of Board members	% of Board	Number of senior positions on the board (eg CEO/CFO, SID & Chair)	Number in executive management	% of executive management
White British or other White (including minority-white groups)	9	90%	4	2	22%
Mixed/Multiple Ethnic Groups	–	–	–	1	11%
Asian/Asian British	–	–	–	1	11%
Black/African/Caribbean/Black British	–	–	–	–	–
Other Ethnic Group	1	10%	–		–
Not specified/prefer not to say	–	–	–	5	56%
For the Executive Committee, gender data was collected via self disclosure in the HR system; data on ethnicity reporting categories was collected via a voluntary self identification survey and self disclosure in the HR system. For the Board, gender and ethnicity reporting categories were collected via a voluntary self identification survey.

Annual Report on Form 20-F 2025	152	riotinto.com
Directors’ report | Additional statutory disclosure
Purchases: Rio Tinto plc shares
Shares of 10p each and Rio Tinto plc American Depositary Receipts (ADRs)

	Total number of shares purchased[1]	Average price per share $[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2025
1 to 31 Jan	–	–	–	–	–	125,141,768[5]
1 to 28 Feb	–	–	–	–	–	125,141,768[5]
1 to 31 Mar	374,568	63.51	–	374,568	–	125,141,768[5]
1 to 30 Apr	2,148,041	60.15	2,092,446	55,595	–	125,305,168[6]
1 to 31 May	–	–	–	–	–	125,305,168[6]
1 to 30 Jun	–	–	–	–	–	125,305,168[6]
1 to 31 Jul	–	–	–	–	–	125,305,168[6]
1 to 31 Aug	–	–	–	–	–	125,305,168[6]
1 to 30 Sep	37,780	63.33	–	37,780	–	125,305,168[6]
1 to 31 Oct	1,339,413	65.45	1,339,413	–	–	125,305,168[6]
1 to 30 Nov	–	–	–	–	–	125,305,168[6]
1 to 31 Dec	–	–	–	–	–	125,305,168[6]
Total	3,899,802[4]	62.33	3,431,859	467,943	–	–
2026
1 to 31 Jan	–	–	–	–	–	125,305,168[6]
1 to 05 Feb	–	–	–	–	–	125,305,168[6]
Purchases: Rio Tinto Limited shares

	Total number of shares purchased[1]	Average price per share $[2]	Total number of shares purchased to satisfy company dividend reinvestment plans	Total number of shares purchased to satisfy employee share plans[7]	Total number of shares purchased as part of publicly announced plans or programs[3]	Maximum number of shares that may be purchased under plans or programs
2025
1 to 31 Jan	–	–	–	–	–	55,600,000[8]
1 to 28 Feb	–	–	–	–	–	55,600,000[8]
1 to 31 Mar	–	–	–	–	–	55,600,000[8]
1 to 30 Apr	983,139	70.78	733,086	250,053	–	55,600,000[8]
1 to 31 May	–	–	–	–	–	55,600,000[9]
1 to 30 Jun	–	–	–	–	–	55,600,000[9]
1 to 31 Jul	–	–	–	–	–	55,600,000[9]
1 to 31 Aug	–	–	–	–	–	55,600,000[9]
1 to 30 Sep	542,101	78.97	363,166	178,935	–	55,600,000[9]
1 to 31 Oct	–	–	–	–	–	55,600,000[9]
1 to 30 Nov	–	–	–	–	–	55,600,000[9]
1 to 31 Dec	–	–	–	–	–	55,600,000[9]
Total	1,525,240	73.69	1,096,252	428,988	–	–
2026
1 to 31 Jan	–	–	–	–	–	55,600,000[9]
1 to 05 Feb	–	–	–	–	–	55,600,000[9]
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
4.This figure represents 0.31% of Rio Tinto plc issued share capital at 31 December 2025.
5.At the Rio Tinto plc AGM held in 2024, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 125,141,768 Rio Tinto plc shares. This authorisation expired at the end of the Rio Tinto plc 2025 AGM.
6.At the Rio Tinto plc AGM held in 2025, shareholders authorised the on-market purchase by Rio Tinto plc, and Rio Tinto Limited and its subsidiaries of up to 125,305,168 Rio Tinto plc shares. This authorisation will expire at the end of the Rio Tinto plc 2026 AGM or, if earlier, at the close of business on 30 June 2026.
7.The average price of shares purchased on-market by the trustee of Rio Tinto Limited’s employee share trust during 2025 was $72.00
8.At the Rio Tinto Limited AGM held in 2024, shareholders authorised the on-market buy-back of up to 55.6 million Rio Tinto Limited shares.
9.At the Rio Tinto Limited AGM held in 2025, shareholders authorised the on-market buy-back of up to 55.6 million Rio Tinto Limited shares.

Annual Report on Form 20-F 2025	153	riotinto.com
Directors’ report | Additional statutory disclosure
AGM Disclosures
At Rio Tinto plc’s AGM on 3 April 2025, Resolution 22 (“Authority to
purchase Rio Tinto plc shares”) was passed with less than 80% of votes in favour, and Shining Prospect (a subsidiary of the Aluminium
Corporation of China (Chinalco)) voted against. Chinalco has not sold any Rio Tinto plc shares and now has a holding of over 14%, given its non-participation in Rio Tinto’s significant share buy-back programs. This places Chinalco close to the 14.99% holding
threshold agreed with the Australian Government at the time of
Chinalco’s original investment in 2008.
Directors and executives
The names of Directors and their periods of appointment are listed on pages 104-105, together with details of each Director’s qualifications, experience and responsibilities, and current directorships.
There are no family relationships between any of our Directors or executives. None of our Directors or Executive Committee members are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.
A table of Directors’ attendance at Board and committee meetings during 2025 is on page 112.
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
The notice of AGM provides all material information in Rio Tinto’s possession relevant to decisions on election and re-election of
Directors, including a statement from the Board that it considers all
Directors continue to perform effectively and demonstrate
appropriate levels of commitment. It also provides reasons why each Director is recommended for re-election, highlighting their relevant skills and experience. Further information on the skills and experience of each Director is set out on pages 104-105.
Previous listed directorships
Details of each Director’s previous directorships of other listed companies (where relevant) held in the past 3 years are set out below:
Martina Merz: thyssenkrupp AG (February 2019 - June 2023);
Siemens AG (February 2023 - February 2024)
Ben Wyatt: APM Human Services International Limited (September
2022 - October 2024)
Directors’ and executives’ beneficial interests
A table of Directors’ and executives’ beneficial interests in Rio Tinto shares is on page 146.
Directors’ service contracts
The company has written agreements setting out the terms of
appointment for each Director and senior executive. Non-Executive
Directors are appointed by letters of appointment. Executive Directors and other senior executives are employed through employment service contracts. Further information is set out on pages 140, 142 and 143 in the Remuneration report.
Secretaries
The Group Company Secretary is accountable to the Board and
advises the Chair, and through the Chair the Board, on all
governance matters. The appointment and removal of the Group
Company Secretary is a matter reserved for the Board. Andy
Hodges is Group Company Secretary and Company Secretary of
Rio Tinto plc. Tim Paine is the Company Secretary of Rio Tinto
Limited. Andy and Tim’s qualifications and experience are described on page 105.
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
Former Directors also received indemnities for the period in which they were Directors. These are qualifying third-party indemnity provisions for the purposes of the UK Companies Act 2006, in force during the financial year ended 31 December 2025 and up to the date of this report. During 2025, Rio Tinto paid legal costs under the terms of those indemnities for certain former Directors and officers totalling $96,059.
Qualifying pension scheme indemnity provisions as defined by section
236 of the UK Companies Act 2006 and other applicable legal
jurisdictions were in force during the course of the financial year ended
31 December 2025 and up to the date of this Directors’ report, for the benefit of trustees of the Rio Tinto Group pension and superannuation funds across various jurisdictions. No amount has been paid under any of these indemnities during the year.
The Group has agreed to pay a premium for Directors’ and officers’
insurance. Disclosure of the nature of the liability covered by the insurance and premium paid is subject to confidentiality
requirements under the contract of insurance.
Oversight of whistleblowing procedures
Our whistleblowing process is overseen by the Board. Every
member of the workforce has access to the whistleblowing program
(myVoice); details of the program are on page 88.
Labour and engagement policies
Labour relations
We also work together with our employees and their unions, and we seek constructive dialogue and fair solutions while maintaining the competitiveness of our managed operations. In 2025, we had a limited disruption due to industrial action in one of our RTIT Sorel facilities. It did not impact production and customer delivery.
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
We remain a member of the IncludeAbility Employer Network, which was set up by the Australian Human Rights Commission and aims to increase access to meaningful employment opportunities for people with a disability. We will continue to seek ways to improve how we provide meaningful opportunities for people with a disability and are also working to reduce these barriers as part of our response to the recommendations in the Everyday Respect Report and subsequent
Progress Review.
Engagement with UK employees
Our statement on engagement with UK employees is on page 107.

Annual Report on Form 20-F 2025	154	riotinto.com
Directors’ report | Additional statutory disclosure
Engagement with suppliers, customers and others in a
business relationship with the company
Our statement on engagement with suppliers, customers and others in a business relationship with the company is on pages 108-109.
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
The PAC is controlled by neither Rio Tinto nor any of its subsidiaries, but instead by a governing board of 3 employee members on a voluntary basis. In 2025, contributions to Rio Tinto America PAC by 11 employees amounted to $13,313.26 and Rio Tinto America PAC donated $20,000 in political contributions in 2025.
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
Incidents with a consequence rating of high or very high are of a severity that requires notification to the relevant product group head and the Rio Tinto Chief Executive immediately after the incident occurring. In 2025, there were no environmental incidents at managed operations with a high impact.
During 2025, 9 managed operations incurred fines amounting to
$1,639,274 (2024: $604,845). Details of these fines are reported in the Our approach to sustainability section on page 50.
Australian corporations that exceed specific greenhouse gas (GHG)
emissions or energy use thresholds have obligations under the
Australian The National Greenhouse and Energy Reporting Act 2007
(NGER). All Rio Tinto entities covered under this Act have submitted their annual NGER reports by the required 31 October 2025 deadline.
Further information on the Group’s environmental performance is included in the Our approach to sustainability section on pages
32-88, and at riotinto.com/sustainabilityreporting.
Energy efficiency action
Details of the measures taken to increase the company’s energy efficiency are reported on pages 32-86.
Energy consumption (equity basis)1, 2, 3

Energy consumption in PJ	2025	2024[5]
From activities including the combustion of fuel and the operation of facilities	386	369
From the net purchase of electricity, heat, steam or cooling[4]	131	123
Total energy consumed	517	492
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
4.Rio Tinto exports electricity and steam to others and exports are netted from our purchases.
5.Numbers restated from those originally published to ensure comparability over time.
Greenhouse gas (GHG) emissions (in million tonnes CO2e)6, 7, 8

	2025	2024[5]
Scope 1[9]	24.0	23.0
Scope 2[10]	7.5	6.9
Total gross Scope 1 and Scope 2 (market-based) GHG emissions (equity basis)	31.5	29.9
Carbon credits[11]	1.2	1.0
Total net Scope 1 and 2 emissions (with credits)[12]	30.3	28.8
Operational emissions intensity (t CO2e/t Cu-eq)(equity)[13]	6.1	6.3
Scope 2 (location based)	8.5	7.8
6.Rio Tinto’s GHG emissions for our operations (RT share: actual equity basis) are reported in accordance with the requirements under Part 7 of the UK Companies Act
2006 (Strategic report and Directors’ report) Regulations 2013. This GHG data represents Scope 1 and market-based Scope 2 data on equity basis. Our approach and methodology used for the determination of these emissions are available at riotinto.com/
sustainabilityreporting.
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
10.Scope 2 emissions are presented on equity share basis, for market based reporting
Scope 2 includes the use of Energy Attribution Certificates. Our approach and methodology used for the determination of these emissions are available at riotinto.com/
sustainabilityreporting.
11.Carbon credits used towards our 2025 net emissions calculations include Australian Carbon
Credit Units (ACCUs) that were retired for compliance for the period 1 January to 30 June
2025 plus a projection of the number of ACCUs we expect to retire for the period 1 July to 31
December 2025. This projection is based on our Scope 1 emissions for the period 1 July - 31
December 2025. For details, refer to the table “Carbon credits retired towards net emissions
(equity basis)” in the Rio Tinto Sustainability Fact Book.
12.Total emissions are the sum of Scope 1 and scope 2 emissions. Total emissions include scope 1 emissions resulting from production of electricity exported to third parties.
These emissions exclude indirect emissions associated with transportation and use of our products reported under Scope 3 emissions at riotinto.com/sustainabilityreporting.
13.Historical information for copper equivalent intensity has been restated inline with the
2025 review of commodity pricing to allow comparability over time.
Exploration, research and development
The Group carries out exploration, research and development as described in the product group on pages 26-31. Exploration and evaluation costs, net of any gains and losses on disposal, generated a net loss before tax of $577 million (2024: $936 million). Research and development costs were $524 million (2024: $398 million).
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
Financial reporting
Disclosure controls and procedures
We have a thorough and rigorous review process in place to ensure integrity of the periodic reports we release to the market. We communicate with the market through accurate, clear, concise and effective reporting, and contents of periodic reports are verified by the subject matter experts and reviewed by the relevant Group functions. Such reports are then reviewed and considered by the
Group Disclosure Committee for release to the market.
To ensure that trading in our securities takes place in an informed and orderly market, we have established a Disclosure Committee to oversee compliance with our continuous disclosure obligations. The
Group Disclosure and Communications Policy, and the terms of reference of our Disclosure Committee, together with our adopted procedures in relation to disclosure and management of relevant information, support compliance with our disclosure obligations.

Annual Report on Form 20-F 2025	155	riotinto.com
Directors’ report | Additional statutory disclosure
A copy of the Group Disclosure and Communications Policy is
available on the website.
The members of the Committee are the Chief Executive; the
Chief Financial Officer; the Group Company Secretary; the Chief
Legal, Governance & Corporate Affairs Officer; and the Head of
Investor Relations.
Consistent with the Group’s disclosure protocols, the Board is provided with copies of all material market announcements promptly after they are released to the market.
The Group maintains disclosure controls and procedures, as defined in
US Securities Exchange Act of 1934 (US Exchange Act) Rule
13a-15(e). Management, with the participation of the Chief Executive and Chief Financial Officer, has evaluated the effectiveness of the
Group’s disclosure controls and procedures in relation to US Exchange
Act Rule 13a-15(b), as of the end of the period covered by this report, and has concluded that the Group’s disclosure controls and procedures were ineffective at a reasonable assurance level because a material weakness in our internal control over financial reporting existed as described below.
Management’s report on internal control over financial
reporting
Management is responsible for establishing and maintaining
adequate internal control over financial reporting. These controls, designed under the supervision of the Chief Executive and Chief
Financial Officer, provide reasonable assurance regarding the reliability of the Group’s financial reporting and the preparation and presentation of financial statements for external reporting purposes, in accordance with International Financial Reporting Standards
(IFRS) as defined on page 158.
The Group’s internal control over financial reporting include policies and procedures designed to ensure the maintenance of records that:
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
Management, under the supervision of the Chief Executive and
Chief Financial Officer, conducted an assessment of the
effectiveness of the company’s internal control over financial reporting was based on criteria established in the Internal Control-
Integrated Framework (2013), issued by the Committee of
Sponsoring Organizations of the Treadway Commission.  Based on
its assessment, management has determined that the Group’s
internal control over financial reporting is ineffective as at 31
December 2025 due to the existence of the material weakness
described below.
Management’s assessment and conclusion on the effectiveness of internal control over financial reporting excludes Arcadium Lithium plc, since this entity was acquired on 6th March 2025. This entity is included in our 2025 consolidated financial statements, and
constituted 9% of our total assets as at 31 December 2025 and 2%
of consolidated sales revenue for the year ended 31 December
2025.
Due to inherent limitations, internal control over financial reporting cannot provide absolute assurance. Similarly, these controls may not prevent or detect all misstatements, whether caused by error or fraud, within the Group.
A material weakness is defined as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the
Company’s annual financial statements will not be prevented or detected on a timely basis.”
Management identified a material weakness in its internal control over financial reporting. This related specifically to inadequate risk assessment over certain information and assumptions, used in the calculation of fair value of a newly acquired business used in the purchase price allocation exercise and subsequent test of
associated goodwill for impairment, resulting in ineffective design and operation of certain related controls. No corrected or
uncorrected misstatement arose as a consequence of this
material weakness.
Attestation report of Independent Registered Public
Accounting Firms
KPMG, the Group’s auditors, has audited the company’s internal control over financial reporting as at 31 December 2025 and has issued an adverse report on the effectiveness of the internal control over financial reporting, as stated in their report of Independent
Registered Public Accounting Firms which is included in this
Form 20-F.
Changes to internal control over financial reporting
Other than the material weakness described above, there were no changes to our internal control over financial reporting during the relevant period that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting of the
Group.
In light of this material weakness, we performed additional analyses and other procedures to ensure that the Group’s financial reporting and the preparation and presentation of financial statements for external reporting purposes, is in accordance with IFRS.
Notwithstanding the existence of the material weakness in internal control over financial reporting, we believe that the consolidated financial statements fairly present, in all material respects, the
Group’s financial condition, results of operations and cash flows for the periods presented in this Form 20-F conformity with IFRS.
Remediation plan
Under the supervision and with the participation of management, including the Chief Executive and Chief Financial Officer,
management is committed to remediating the material weakness in a timely fashion, with appropriate oversight from the Audit & Risk
Committee. Management has started to build a remediation plan to address the root cause of the material weakness, including
enhanced risk assessment and design of controls. Progress against these remediation actions will be monitored through 2026.
Application of and compliance with governance codes
and standards
Our shares are listed on both the Australian Securities Exchange
(ASX) and the London Stock Exchange (LSE), We comply with the:
London Stock Exchange – UK Corporate Governance Code
(2024 version) (the UK Code) and the ASX Principles.
In addition, as a foreign private issuer (FPI) with American
Depositary Receipts (ADRs) listed on the New York Stock Exchange
(NYSE), we report any significant corporate governance differences from the NYSE listing standards (NYSE Standards) followed by US companies.

Annual Report on Form 20-F 2025	156	riotinto.com
Directors’ report | Additional statutory disclosure
Statement of compliance with the UK Code and ASX Principles
Throughout 2025, and as at the date of this report, the Group has complied with all the Principles of the UK Code and the ASX
Principles, and all the relevant provisions, as currently in force.
For the purposes of ASX Listing Rule 4.10.3 and the ASX Principles, pages 102-121 and 150-156 of this report form our “Corporate
Governance Statement”. This statement is current as at 5 February
2026, unless otherwise indicated, and has been approved by
the Board. Further information on our corporate governance
framework and practices is available at riotinto.com/
corporategovernance.
In accordance with UK Listing Rule 6.6.6 R(5), details of how we have complied with the Principles set out in the UK Code can be found by reference to the table below.

Principle	Page reference
Section 1 – Board leadership and company purpose
A.Role of the Board	103 - 105
B.Purpose, strategy and culture	6 - 9, 111
C.Board decisions and outcomes	110 - 111
D.Stakeholder engagement	107 - 109
E.Workforce policies	87 - 88, 107, 153
Section 2 – Division of responsibilities
F.Role of the Chair	102, 103
G.Composition of the Board	103 - 105, 114
H.Role of the Non-Executive Directors	104 - 105
I.Board effectiveness	103, 112
Section 3 – Composition, succession and evaluation
J.Board appointments and succession planning	113 - 114
K.Board skills, experience and knowledge	104 - 105, 114, 153
L.Board evaluation	112
Section 4 – Audit, risk and internal control
M.Effectiveness of internal and external audit	115- 119
N.Fair, balanced and understandable assessment	154 - 155
O.Risk management and internal control	89 - 100, 118
Section 5 – Remuneration
P.Remuneration policies and practices to support strategy	125 - 126
Q.Executive remuneration policy	125 - 126
R.Remuneration outcomes and independent judgement	127 - 149
Difference from NYSE Standards
We consider that our practices are broadly consistent with the NYSE
Standards, There are the following exceptions where the literal requirements of the NYSE Standards are not met due to differences in corporate governance between the US, UK and Australia:
•The NYSE Standards state that US companies must have a
nominating/corporate governance committee which, in addition to identifying individuals qualified to become board members,
develops and recommends to the Board a set of corporate
governance principles applicable to the company. Previously, the
Board itself developed the corporate governance principles.
Following a refresh of the responsibilities of the Nominations &
Governance Committee, the terms of reference were updated
with effect 1 January 2026. The Nominating & Governance
Committee oversees and monitors the corporate governance
framework and makes recommendations to the Board for
approval of the corporate governance practices.
•Under US securities law and the NYSE Standards, the company is required to have an audit committee that is directly responsible for the appointment, compensation, retention and oversight of the work of external auditors. While our Audit & Risk Committee
makes recommendations to the Board on these matters, and is
subject to legal and regulatory requirements on oversight of audit tenders, the ultimate responsibility for the appointment and retention of the external auditors of Rio Tinto rests with
the shareholders.
•Under US securities law and the NYSE Standards, an audit
committee is required to establish procedures for the receipt, retention and treatment of complaints regarding accounting,
internal accounting controls and audit matters. The whistleblowing program (myVoice) enables employees to raise any concerns
confidentially or anonymously. The Board has responsibility to ensure that the program is in place and to review the reports arising from its operations.
•The NYSE Standards require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions to those plans. We comply with the UK requirements, which are similar to the NYSE Standards. However, the Board
does not explicitly take into consideration the NYSE's detailed definition of what are considered 'material revisions.'
Non-audit services and auditor independence
Details of the non-audit services and a statement of independence regarding the provision of non-audit services undertaken by our external auditor, including the amounts paid for non-audit services, are set out on page 118 of the Directors’ report.
Going concern
The Directors, having made appropriate enquiries, have satisfied themselves that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. Additionally, the
Directors have considered longer-term viability, as described in their statement on page 100.
2026 annual general meetings
The 2026 Rio Tinto plc AGM will be held in parallel with, and at the same time as, the Rio Tinto Limited AGM on 6 May 2026 in London,
UK and in Perth, Australia respectively. Notices of the 2026 AGMs will be issued to shareholders of each company ahead of the
meetings.
Directors’ approval statement
The Directors’ report is delivered in accordance with a resolution of the Board.
Dominic Barton
Chair
19 February 2026

Annual Report on Form 20-F 2025	157	riotinto.com
2025 Financial statements

Image: Ports Dampier, Australia.

Annual Report on Form 20-F 2025	158	riotinto.com
2025 Financial statements
About Rio Tinto
In 1995, Rio Tinto plc, incorporated in the UK and listed on the London and New York stock exchanges, and Rio Tinto Limited, incorporated in
Australia and listed on the Australian Securities Exchange, formed a dual-listed companies structure (DLC). Under the DLC, Rio Tinto plc and
Rio Tinto Limited are viewed as a single economic enterprise, with common Boards of Directors, and the shareholders of both companies have a common economic interest in the DLC. International Financial
Reporting Standards-compliant consolidated financial statements of the
Rio Tinto Group are prepared on this basis, with the interests of shareholders of both companies presented as the equity interests of shareholders in the Rio Tinto Group. This is in accordance with the principles and requirements of International Financial Reporting
Standards (IFRS Accounting Standards).
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products includes iron ore, aluminium, copper and lithium. Activities span the world and are strongly represented in
Australia and North America, with significant businesses in Asia,
Europe, Africa and South America.
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
Our financial statements for the year ended 31 December 2025 were authorised for issue in accordance with a Directors’ resolution on 19 February 2026.
a.The basis of preparation
The financial information included in the financial statements for the year ended 31 December 2025, and for the related comparative periods, has been prepared:
•under the historical cost convention, as modified by the
revaluation of certain financial instruments, the impact of fair value hedge accounting on the hedged items and the accounting for post-employment assets and obligations
•on a going concern basis, management has prepared detailed
cash flow forecasts for at least 12 months and has updated
life-of-mine plan models with longer-term cash flow projections, which demonstrate that we will have sufficient cash, other liquid resources and undrawn credit facilities to enable us to meet our obligations as they fall due
•to meet IFRS Accounting Standards as issued by the International
Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC), which are mandatory at 31 December 2025.
The above accounting standards and interpretations are collectively referred to as “IFRS” in this report and contain the principles we use to create our accounting policies. Where necessary, adjustments are made to the locally reported assets, liabilities and results of subsidiaries, joint arrangements and associates to align their accounting policies with ours for consistent reporting.
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
A joint arrangement is an arrangement in which 2 or more parties have joint control. Joint control is the contractually agreed sharing of control such that decisions about the relevant activities of the arrangement (those that significantly affect the companies’ returns)
require the unanimous consent of the parties sharing control. We have 2 types of joint arrangements: joint operations (JOs) and joint ventures (JVs). A JO is a joint arrangement in which the parties that share joint control have rights to the assets and obligations for the liabilities relating to the arrangement. This includes situations where the parties benefit from the joint activity through a share of the output, rather than by receiving a share of the results of trading. For our JOs, we recognise: our share of assets and liabilities; revenue from the sale of our share of the output and our share of any revenue generated from the sale of the output by the JO; and its share of expenses. All such amounts are measured in accordance with the terms of the arrangement, which is usually in proportion to our interest in the JO. These amounts are recorded in our financial statements on the appropriate lines. Our principal JOs are shown in note 32. A JV is a joint arrangement in which the parties that share joint control have rights to the net assets of the arrangement. JVs are accounted for using the equity accounting method.
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
We use the term “equity accounted units” (EAUs) to refer to
associates and JVs collectively. Under the equity accounting method, the investment is recorded initially at cost to the Group, including any goodwill on acquisition. In subsequent periods, the carrying amount of the investment is adjusted to reflect the Group’s share of the EAUs’ retained post-acquisition profit or loss and other comprehensive income. Our principal JVs and associates are shown in note 33.
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
which is usually in proportion to our interest in the arrangement.
All intragroup transactions and balances are eliminated
on consolidation.

Annual Report on Form 20-F 2025	159	riotinto.com
2025 Financial statements
c.Materiality
Our Directors consider information to be material if correcting a misstatement, omission or obscuring could, in the light of surrounding circumstances, reasonably be expected to change the judgement of a reasonable person relying on the financial statements. The Group considers both quantitative and qualitative factors in determining whether information is material. The concept of materiality is therefore not driven purely by numerical values.
When considering the potential materiality of information, management makes an initial quantitative assessment using thresholds based on estimates of profit before taxation; for the year ended 31 December 2025 the quantitative threshold was US$700 million. However, other considerations can result in a determination that lower values are material or, occasionally, that higher values are immaterial. These considerations include whether a misstatement, omission or obscuring: masks a change or trend in key performance indicators; causes reported key metrics to change from a positive to a negative value or vice versa; affects compliance with regulatory requirements or other contractual requirements; could result in an increase to management’s compensation; or might conceal an unlawful transaction.
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
These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Areas of judgement in the application of accounting policies that have the most significant effect on the amounts recognised in the financial statements, and key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are noted below. Further information is contained in the notes to the financial statements.
Summarised below are the key judgements that we have taken in the application of the Group’s accounting policies for 2025 and how they compare to the prior year. Taking a different judgement over these matters could lead to a material impact on the 2025 financial statements.
More detail on the judgement can be found in the respective notes.

Key judgements	2025	2024	Context
Indicators of impairment and impairment reversals (note 4)	✓	✓
Various cash-generating units of the Group that have been impaired or tested for impairment in previous years, are at higher risk of impairment charge or reversal in the future due to carrying value and recoverable amounts being similar. While we monitor all assets for impairment, these assets, the largest being Oyu Tolgoi, are monitored more closely for indicators of further impairment or impairment reversal as such adjustments would likely be material to our results.

Purchase price allocation from business combination (note 5)	✓	0
The allocation of purchase consideration to the identifiable assets and liabilities of
Arcadium Lithium plc is a significant judgement. The fair value of assets has been determined based on discounted future cash flows. These are inherently uncertain as selling prices are relatively volatile and the majority of the value is attributable to mines either under construction or still at the evaluation stage of study. Alternative modelling assumptions would have resulted in a different allocation of value between intangible assets, and property, plant and equipment, and, consequently, deferred tax liabilities and goodwill.

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
available options and techniques to meet these obligations, associated costs and their likely timing and, crucially, determining when that estimate is sufficiently reliable to make or adjust a closure provision.

Annual Report on Form 20-F 2025	160	riotinto.com
2025 Financial statements
e.Key sources of estimation uncertainty
We define key sources of estimation uncertainty as accounting estimates that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year. We summarise below the most significant items and the rationale for their identification. Relevant sensitivities are included within the indicated financial statement notes.

Key accounting estimates	2025	2024	Context
Impairment test of goodwill (note 11)	✓	0
The acquisition of Arcadium Lithium plc in March 2025 resulted in the recognition of goodwill which means the associated cash-generating units need to be tested annually for impairment. The recoverable amount is determined based on discounted cash-flows using future-oriented estimates, including forward pricing, operating costs, construction and production profiles that are inherently uncertain.

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
to the associated provisions. During the year, the most significant closure provision updates related to a number of sites across the Pilbara. The provisions are based on reforecast cash flows; these are subject to further study which could result in material adjustment in the near term.

Power related commodity derivatives (note 25)	✓	✓
A discounted cash flow methodology is used to determine the fair value of the derivatives. Key inputs into the renewable energy valuation models include forward electricity price curves, which are used to forecast future floating cash flows, estimated electricity generation and credit-adjusted discount rates. Long-term forward electricity prices are a source of a significant estimation uncertainty as they are not readily available and may be impacted by renewable market developments, which are presently unknown.

Estimation of obligations for post-employment costs (note 29)	✓	✓
The value of the Group’s obligations for post-employment benefits is dependent on the amount of benefits that are expected to be paid out, discounted to the balance sheet date. There is significant estimation uncertainty pertaining to the most significant assumptions used in accounting for pension plans, namely the discount rate, the long-term inflation rate and mortality rates.

f.Currency

Other relevant judgements	Identification of functional currency
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
The determination of functional currency affects the measurement of non-current assets included in the balance sheet and, as a consequence, the depreciation and amortisation of those assets included in the income statement. It also impacts exchange gains and losses included in the income statement and in equity. We also apply judgement in determining whether settlement of certain intragroup loans is neither planned nor likely in the foreseeable future and, therefore, whether the associated exchange gains and losses can be taken to equity. During 2025, A$16,265 million (2024:
A$15,717 million) of intragroup loans continued to meet these criteria; associated exchange gains and losses are taken to equity.

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
The principal exchange rates used in the preparation of the financial statements were:

	Full-year average			Year-end
One unit of local currency buys the following number of USD	2025	2024	2023	2025	2024	2023
Pound sterling	1.32	1.28	1.24	1.35	1.25	1.28
Australian dollar	0.64	0.66	0.66	0.67	0.62	0.69
Canadian dollar	0.72	0.73	0.74	0.73	0.70	0.76
Euro	1.13	1.08	1.08	1.18	1.04	1.11
South African rand	0.056	0.055	0.054	0.060	0.053	0.054

Annual Report on Form 20-F 2025	161	riotinto.com
2025 Financial statements
g.Ore Reserves and Mineral Resources
A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. An Ore Reserve is the
economically mineable part of a measured or indicated Mineral
Resource.
The estimation of Ore Reserves and Mineral Resources requires judgement to interpret available geological data and subsequently to select an appropriate mining method and then to establish an extraction schedule. At least annually, the Competent Persons of the
Group (according to the Australasian Code for Reporting of
Exploration Results, Mineral Resources and Ore Reserves (the
“JORC Code”)), estimate Ore Reserves and Mineral Resources
using assumptions such as:
•available geological data
•expected future commodity prices and demand
•exchange rates
•production costs
•transport costs
•close-down and restoration costs
•recovery rates
•discount rates
•renewal of mining licences.
With regard to our future commodity price assumptions, to calculate our Mineral Reserves and Mineral Resources for our filing on the
Australian Securities Exchange and London Stock Exchange, we
use prices generated by our Strategy and Economics team..For this
Form 20-F, we use consensus price or historical pricing and comply with subpart 1300 of Regulation S-K (SK-1300), instead of with the
JORC Code.
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
•depreciation and amortisation rates
•carrying values of intangible assets and property, plant and equipment
•deferred stripping costs
•provisions for close-down and restoration costs
•recovery of deferred tax assets.
h.Climate change
The impacts on our financial statements from climate change and the execution of our climate change strategy are discussed below.
Global decarbonisation and the world’s energy transition continue to evolve, with the potential to materially impact our future financial results as our significant accounting judgements and key estimates are updated to reflect prevailing circumstances. The impacts from climate change, our current strategy and approach to decarbonise our operations are considered in our significant judgements and key estimates reflected in these financial statements.
Strategy and approach to climate change
Our Climate Action Plan continues to guide our strategy to
decarbonise our operations, grow responsibly producing
commodities the world needs for the global energy transition, manage climate-related risks and opportunities, and support our partners in reducing value chain emissions.
We remain committed to delivering a 50% reduction in our Scope 1 and 2 emissions by 2030, and to reach net zero emissions by 2050
(relative to 2018 levels). These targets were set in 2020 and were consistent at the time with the Paris Agreement goals to limit warming to 1.5°C. This pathway relies on commercially available solutions, such as renewable energy contracts, and is contingent on advancing repowering solutions for our Pacific Aluminium smelters.
Nature-based solutions (NbS) and carbon credits complement our decarbonisation activities. We have now reduced gross operational emissions by 14% below our 2018 baseline; and have a pipeline of projects and committed investments that support our 2030 target.
Our gross emissions reductions are expected to be at least 40% by
2030, and the use of carbon credits towards our target will be limited to 10% of our 2018 baseline. Although the climate change targets published in our 2025 Climate Action Plan remain unchanged, we have updated our capital expenditure guidance to principally reflect the slower pace of commercially viable technology development in hard-to-abate sectors and our commitment to financially disciplined capital allocation. Consequently, our updated decarbonisation capital expenditure forecast is US$1 billion to US$2 billion to 2030, revised from the prior year estimate of between US$5 billion to
US$6 billion.
Our approach to addressing Scope 3 emissions is to engage with our customers on climate change and work with them to develop and scale up the technologies to decarbonise steel and aluminium production.
Progressing our strategy to grow in materials needed for the low-carbon transition
Our forecast growth capital expenditure continues to capture new growth opportunities with a focus on materials that are expected to see strong demand growth from the low-carbon transition. This includes the recent acquisition of Arcadium Lithium plc completed in
2025 (note 5) and developing Rincon, Simandou and Kennecott
Integrated Skarns. Our budget for central greenfield exploration mainly focuses on copper and lithium projects. These projects follow our existing accounting policies on undeveloped properties and cost capitalisation.

Annual Report on Form 20-F 2025	162	riotinto.com
2025 Financial statements
h.  Climate change continued
Scenarios used to identify and assess climate risks and
opportunities
We use scenarios to identify and assess risks and opportunities, including climate, that may affect our business in the medium to long term. To assess transition risk, we use market analysis for our short-
term outlook, and our Conviction and Resilience scenarios for our medium- to long-term assessment. For physical risks, we use an intermediate and high emissions scenario. We review our scenarios every year as part of our Group strategy engagement with the
Board.
Our Conviction scenario continues to be our central case. It underlies strategic planning and portfolio investment decisions across the Group, is used in commodity price forecasts, valuation models, reserves and resources determination, and in determining estimates for assets and liabilities in our financial statements. In this scenario, countries will decarbonise at a moderate pace, real gross domestic product (GDP) will grow at 2.2% between 2023 and 2050, climate policies will become more ambitious and effective over time resulting in a temperature rise of between 2.1°C to 2.3°C (previously
2.1°C) by 2100.
Resilience scenario, which limits temperature rises to around 2.5°C by
2100, is a sensitivity analysis that is designed to test our annual plan and investment proposals. Weaker governance, declining global trade, and lower economic growth will lead to less effective climate action. Real
GDP growth will only average 1.6% between 2023 and 2050.
Neither of the Conviction or Resilience scenarios above are
consistent with the expectation of climate policies required to accelerate the global transition to meet the stretch goal of the Paris
Agreement. Despite agreements on climate change reached
globally in recent years in Glasgow, Dubai and Belem, emissions today continue to rise, making the 1.5°C goal of the Paris
Agreement unlikely to be achieved. In 2022, we developed a Paris-
aligned scenario, referred to as the Aspirational Leadership scenario. The Aspirational Leadership scenario reflects a world of high growth, significant social change and accelerated climate action. The Aspirational Leadership scenario is a commodity sales price and carbon cost sensitivity, with all other inputs remaining equal to our central case. It is built by design to reach net zero emissions globally by 2050 and helps us better understand the pathways to meet the Paris Agreement goal, and what this could mean for our business. We do not use the Aspirational Leadership scenario in our broader strategic or investment decision-making.
Importantly, none of the above scenarios are considered a definitive representation for our assessment of the future impact of climate change on the Group. Scenario modelling has inherent limitations and, by its nature, allows a range of possible outcomes to be considered where it is impossible to predict which outcome is likely.
In addition, as our macro-economic modelling involves a range of variables, isolating and measuring the impact of specific climate risks and opportunities is challenging. We do not publish the commodity price forecasts associated with these scenarios, as to do so would weaken our position in commercial negotiations and might give rise to concerns from other market participants.
Low-carbon transition risks and opportunities,
financial resilience of our portfolio
With higher GDP growth and a faster low-carbon transition, our economic performance is stronger in Conviction than in Resilience.
In Aspirational Leadership, higher carbon penalties and the potential impact on demand for mid- and lower-grade iron ore result in mixed economic performance for iron ore, but stronger demand for other metals than in Conviction. Overall, the economic performance of our portfolio would be stronger in scenarios with higher GDP growth and proactive climate action, and is resilient under scenarios aligned with 1.5°C, 2.1°C-2.3°C and 2.5°C outcomes, respectively.
We carefully monitor and manage transition risks linked to our operational Scope 1 and 2 emissions and value-chain Scope 3
emissions. In particular, we expect the decarbonisation of our assets to benefit from the implementation of new technologies. The pace of technological development is uncertain, which could delay or increase the cost of our decarbonisation efforts.
Physical risk impacts
Physical risks such as extreme weather events, rising sea levels and temperature fluctuations can disrupt production, affect supply chains, damage assets and infrastructure and impact the health and safety of our people. Our approach to addressing physical risks integrates continued measures to enhance resilience, applying advanced weather and climate data for operational planning,
emergency response and long-term risk management. Climate risk management is embedded across the asset life cycle, from project initiation to closure planning.
We have continued to progress our Value at Risk analysis by
advancing physical climate change risk assessments through
financial modelling top down at the product group level. This year, we completed assessments for our Aluminium & Lithium, Copper and Iron Ore product groups. These assessments, as well as our ongoing review processes, including impairment assessments, have not identified any material accounting impacts to date.
Building on our physical resilience approach, we implemented a number of measures to strengthen our resilience to physical climate risk. This includes the development of a seawater desalination plant in Dampier to provide a climate-resilient water source for our Pilbara operations and the communities it supplies, in collaboration with
Water Corporation.
In addition, we do not foresee the renewal of our contractual water rights in Canada that have been classified as indefinite-lived intangible assets to be at risk from climate change (note 12).
Further, closure planning considers future climate change
projections at each step of the process to support safe and
appropriate final landform design.
NbS and carbon credits
While prioritising emissions reductions at our operations, we are also investing in high-integrity NbS that can bring benefits to people, nature and climate in the regions where we operate. We will
voluntarily retire associated carbon credits to complement other decarbonisation investments, but, as discussed above, will limit the use of voluntary and compliance offsets towards our 2030 climate target to up to 10% of our 2018 baseline emissions. We source carbon credits in 3 ways: we develop new projects, invest in and scale up existing projects, and source high-quality carbon credits through spot carbon credit purchases and long-term offtake
agreements. This complements our abatement project portfolio and supports our compliance with carbon pricing regulation such as the
Safeguard Mechanism in Australia. In 2025, we made progress on
NbS, including advancing voluntary clean cooking, reforestation, grasslands management and sustainable landscape projects, and expanding our environmental planting ACCU pipeline in Australia.
In 2025, we purchased US$57 million (2024: US$50 million) of carbon credits. They have been acquired for our own use and are accounted for as intangible assets (note 12).

Annual Report on Form 20-F 2025	163	riotinto.com
2025 Financial statements
h.  Climate change continued
Decarbonisation expenditure
As part of our decarbonisation programs, we invested
US$182 million (2024: US$283 million) comprising capital projects, investments and carbon credits referred to above, capitalised on the balance sheet. Our operating expenditure on Scope 1, 2 and 3 energy efficient initiatives and research and development (R&D)
costs, inclusive of our equity share of R&D related to ELYSISTM, was
US$430 million (2024: US$306 million), recognised in the income statement (note 7). Our capital commitments at the end of 2025 relating to decarbonisation totalled US$142 million (2024:
US$114 million) and included Jinbi and Amrun renewable power purchase agreements (PPAs), both classified as leases not yet commenced (note 37).
We invested US$7 million (2024: US$89 million) in entities
specialising in decarbonisation and related technology, accounted for as financial assets at fair value.
Given advancements we are making to abate our carbon emissions, we have considered the potential for asset obsolescence, with a particular focus on our Pilbara operations where we are building our own renewable assets and are prioritising investment in renewables to switch away from natural gas power generation. No material changes to useful economic lives have been identified in the current year as the assets are expected to be required for the transition
(note 13). As the renewable projects progress, it is possible that such adjustments may be identified in the future.
Large-scale renewable PPAs require judgement to determine the appropriate accounting treatment and may result in a lease, a derivative or an executory contract depending on contractual terms
(refer to note 22 for further information on significant judgements in lease assessment). The renewable solar and wind PPAs at Richards
Bay Minerals (RBM) are accounted for on an accrual basis as
energy is produced. The renewable offtake arrangements at QIT
Madagascar Minerals (QMM) and Amrun are leases, while our own built renewable solar farms, Gudai-Darri and Karratha, follow usual policies on capitalisation of construction cost and depreciation when ready to use.
As part of the program to develop renewable energy solutions for our Queensland aluminium assets, we entered into a hybrid solar and battery arrangement with Edify Energy in 2025 and 2 long-term renewable 2.2 GW PPAs: the Upper Calliope solar farm and the
Bungaban wind farm, in prior years, to buy renewable electricity and associated green products to be generated in the future. These
PPAs are in the final feasibility stage and development remains subject to achieving financial close. In 2024, our New Zealand
Aluminium Smelters signed long-term PPAs with electricity
generators for a total of 572 MW of hydroelectricity. We have also signed 2 renewable PPAs in the US to date. These contracts are recorded as level 3 financial derivatives (note 25 (iv)) and require complex measurement over the contract’s term, with inputs such as unobservable long-term energy prices being key sources of
estimation of uncertainty (note e).
No adjustments to useful lives of the existing mining fleet have been identified to date as a result of planned electrification in the Pilbara. The solutions are still in development or pilot stages and the gradual fleet replacement is intended to be part of the normal life cycle renewal of trucks. Depending on technological development, which is highly uncertain, this could lead to accelerated depreciation in the future.
Similarly, our target to have net zero vessels in our portfolio by 2030 has not given rise to accounting adjustments to date, as the replacement is planned as part of the life cycle renewal. The expenditure on our own carbon abatement projects and technology advancements follows existing accounting policies on cost capitalisation, and research and development costs.
Use of Paris-aligned accounting
Forecast commodity prices, including carbon prices, incorporated into our Conviction scenario are used to inform critical accounting estimates included as inputs to impairment testing, estimation of remaining economic life for units of production depreciation, and discounting closure and rehabilitation provisions. These prices represent our best estimate of actual market outcomes based on the range of future economic conditions regarding matters largely outside our control, as required by IFRS. As the Conviction scenario does not represent the Group’s view of the goals of the Paris
Agreement, our commodity price assumptions used in accounting estimates are not consistent with the expectation of climate policies required to accelerate the global transition to meet the goals of the
Paris Agreement.
Impairment
In our impairment review process, we consider the risks and
sensitivities associated with climate change.
In 2025, we recognised an impairment charge at Rio Tinto Iron and
Titanium Quebec Operations and QIT Madagascar Minerals due to
challenging market conditions. To illustrate the sensitivity of the impairment outcome to the cost of carbon, the post-tax net present value of the cash generating unit would be US$250 million lower if the carbon tax per tonne was increased by 25% from 2040 with all other valuations input remaining the same (note 4).
The Gladstone alumina refineries are responsible for more than half of our Scope 1 carbon dioxide emissions in Australia and therefore have been a key focus as we evaluate options to decarbonise our assets. In prior years, we recorded an impairment of the Yarwun alumina refinery and of the Queensland Alumina Limited (QAL)
refinery and provided carbon cost sensitivities. We continue to progress lower-emission power solutions for the Boyne smelter that could extend its life to at least 2040.
Under the Aspirational Leadership scenario, which is not used in the preparation of these financial statements, nor for budgeting purposes, the economic performance of copper and aluminium is expected to be stronger under supply and demand forward-pricing curves, which we believe will be consistent with the Paris
Agreement. It is possible therefore, under certain conditions, that historical impairments associated with copper and aluminium assets could reverse.
In the Aspirational Leadership scenario, the prices for lower-grade iron ore are lower in the medium term due to higher recycling and lower value-in-use relative to high grade ores. In the longer term, we assume the pricing for lower-grade iron ore to be weaker than in our
Conviction scenario and will depend on the development of low-
carbon steel technology, the pace of which is uncertain, but is expected to be partially offset by higher prices for higher-grade iron ore. As was the case in the prior year, this is very unlikely to give rise to impairment triggers in the short to medium term, due to the high returns on capital employed in the Pilbara and the slow deployment of low-carbon steel technology.
Closure provisions
Closure dates and cost of closure are also sensitive to climate assumptions, including precipitation rates, but no material changes have been identified in the year specific to climate change that would require a material revision to the provisions in 2025. For those commodities with higher forward price curves under the Aspirational
Leadership scenario, it may be economical to mine lower mineral grades, which could result in the conversion of additional Mineral
Resources to Ore Reserves and therefore longer dated closure.
Additional commentary on the impact of climate change on our business is included in the following notes:

Annual Report on Form 20-F 2025	164	riotinto.com
2025 Financial statements
h.  Climate change continued
i.New standards issued and effective in the current year
Our financial statements have been prepared on the basis of accounting policies consistent with those applied in the financial statements for the year ended 31 December 2024, except for the accounting requirements set out below, effective as at 1 January 2025.
Lack of Exchangeability (Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”)
We adopted amendment to IAS 21 which requires an entity to apply a consistent approach in assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use. The amendment also requires disclosure of information that helps the users to understand the nature and financial impact of the lack of exchangeability, as well as the methods and assumptions used in estimating the exchange rate. The amendment does not have a material impact on the Group.

Annual Report on Form 20-F 2025	165	riotinto.com
2025 Financial statements | Consolidated primary statements
Consolidated income statement
Years ended 31 December

	Note	2025 US$m	2024 US$m	2023 US$m
Consolidated operations
Consolidated sales revenue	1, 6	57,638	53,658	54,041
Net operating costs (excluding items disclosed separately)	7	(41,784)	(37,745)	(37,052)
Net impairment charges	4	(341)	(538)	(936)
Gains on consolidation and disposal of interests in businesses	5	–	1,214	–
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	8	(577)	(936)	(1,230)
Operating profit		14,936	15,653	14,823
Share of profit after tax of equity accounted units	33	1,478	838	675
Profit before finance items and taxation		16,414	16,491	15,498
Finance items
Net exchange (losses)/gains on external net debt and intragroup balances		(493)	322	(251)
Gains/(losses) on derivatives not qualifying for hedge accounting		22	(92)	(54)
Finance income	9	465	514	536
Finance costs	9	(1,062)	(763)	(967)
Amortisation of discount on provisions	14, 19	(778)	(857)	(977)
		(1,846)	(876)	(1,713)
Profit before taxation		14,568	15,615	13,785
Taxation	10	(4,319)	(4,041)	(3,832)
Profit after tax for the year		10,249	11,574	9,953
– attributable to owners of Rio Tinto (net earnings)		9,966	11,552	10,058
– attributable to non-controlling interests		283	22	(105)

Basic earnings per share	2	613.7c	711.7c	620.3c
Diluted earnings per share	2	608.4c	707.2c	616.5c
The notes on pages 158 to 164 and pages 170 to 228 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2025	166	riotinto.com
2025 Financial statements | Consolidated primary statements
Consolidated statement of comprehensive income
Years ended 31 December

	Note	2025 US$m	2024 US$m	2023 US$m
Profit after tax for the year		10,249	11,574	9,953

Other comprehensive income/(loss)
Items that will not be reclassified to the income statement:
Remeasurement gains/(losses) on pension and post-retirement healthcare plans	29	165	83	(461)
Changes in the fair value of equity investments held at fair value through other comprehensive income (FVOCI)		(34)	–	(24)
Tax relating to these components of other comprehensive income	10	(41)	(22)	152
Share of other comprehensive gains/(losses) of equity accounted units, net of tax		1	4	(3)
		91	65	(336)

Items that have been/may be subsequently reclassified to the income statement:
Currency translation adjustment(a)		2,846	(3,391)	644
Currency translation on operations disposed of, transferred to the income statement		–	(27)	–
Fair value movements:
– Cash flow hedge gains		57	13	30
– Cash flow hedge (gains)/losses transferred to the income statement		(164)	17	(39)
Net change in costs of hedging reserve	36	3	4	5
Tax relating to these components of other comprehensive income	10	29	(10)	1
Share of other comprehensive income/(loss) of equity accounted units, net of tax		34	(45)	14
		2,805	(3,439)	655
Total other comprehensive income/(loss) for the year, net of tax		2,896	(3,374)	319
Total comprehensive income for the year		13,145	8,200	10,272
– attributable to owners of Rio Tinto		12,706	8,375	10,335
– attributable to non-controlling interests		439	(175)	(63)
(a)Excludes a currency translation gain of US$238 million (2024: charge of US$317 million; 2023: gain of US$47 million) arising on Rio Tinto Limited’s share capital for the year ended 31
December 2025, which is recognised in the consolidated statement of changes in equity. Refer to the consolidated statement of changes in equity on page 169.
The notes on pages 158 to 164 and pages 170 to 228 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2025	167	riotinto.com
2025 Financial statements | Consolidated primary statements
Consolidated cash flow statement
Years ended 31 December

	Note	2025 US$m	2024 US$m	2023 US$m
Cash flows from consolidated operations(a)		21,153	19,859	20,251
Dividends from equity accounted units		1,070	1,067	610
Cash flows from operations		22,223	20,926	20,861

Net interest paid		(862)	(685)	(612)
Dividends paid to holders of non-controlling interests in subsidiaries		(314)	(477)	(462)
Tax paid		(4,215)	(4,165)	(4,627)
Net cash generated from operating activities		16,832	15,599	15,160
Cash flows from investing activities
Purchases of property, plant and equipment and intangible assets(b)	1	(12,335)	(9,621)	(7,086)
Sales of property, plant and equipment and intangible assets		50	30	9
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	5	(6,022)	(346)	(834)
Disposals of subsidiaries, joint ventures, joint operations and associates	5	–	427	–
Purchases of financial assets		(385)	(113)	(39)
Sales of financial assets(c)		223	677	1,220
Net funding of equity accounted units(b)		(669)	(784)	(144)
Other investing cash flows		(197)	136	(88)
Net cash used in investing activities		(19,335)	(9,594)	(6,962)

Cash flows before financing activities		(2,503)	6,005	8,198

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	3	(6,145)	(7,025)	(6,470)
Proceeds from additional borrowings, net of issue costs	20, 21	16,019	261	1,833
Repayment of borrowings and associated derivatives	20, 21	(8,189)	(860)	(310)
Lease principal payments	20, 22	(522)	(455)	(426)
Proceeds from issue of equity to non-controlling interests(b)		1,628	1,574	127
Purchase of non-controlling interest		–	(591)	(33)
Other financing cash flows		(2)	2	2
Net cash from/(used in) financing activities		2,789	(7,094)	(5,277)
Effects of exchange rates on cash and cash equivalents		95	(99)	(23)
Net increase/(decrease) in cash and cash equivalents		381	(1,188)	2,898
Opening cash and cash equivalents less overdrafts		8,484	9,672	6,774
Closing cash and cash equivalents less overdrafts	23	8,865	8,484	9,672

(a) Cash flows from consolidated operations	Note	2025 US$m	2024 US$m	2023 US$m
Profit after tax for the year		10,249	11,574	9,953
Adjustments for:
– Taxation		4,319	4,041	3,832
– Finance items		1,846	876	1,713
– Share of profit after tax of equity accounted units		(1,478)	(838)	(675)
– Gains on consolidation and disposal of interests in businesses	5	–	(1,214)	–
– Net impairment charges	4	341	538	936
– Depreciation and amortisation		6,577	5,918	5,334
– Provisions (including exchange differences on provisions)		998	398	1,470
Utilisation of other provisions	19	(402)	(94)	(104)
Utilisation of provisions for close-down and restoration	14	(1,049)	(1,142)	(777)
Utilisation of provisions for post-retirement benefits and other employment costs	27	(183)	(133)	(277)
Change in inventories		(377)	205	(422)
Change in receivables and other assets		(460)	(202)	(418)
Change in trade and other payables		593	54	(86)
Other items(d)		179	(122)	(228)
		21,153	19,859	20,251

(b)
In 2025, our net cash outflow in relation to the Simandou iron ore project, excluding cash generated from operating activities, was US$1,455 million (2024: US$1,292 million). This includes cash outflows of US$2,219 million (2024: US$1,832 million) for purchases of property, plant and equipment, and US$557 million as net funding of equity accounted units for the funding of shared infrastructure in the WCS Rail and Port Holding Entities (2024: US$652 million, in addition to an initial US$313 million for the acquisition of the WCS Rail and
Port Holding Entities). We received related cash inflows of US$1,321 million from Chalco Iron Ore Holdings Ltd (CIOH) for cash calls by SimFer Jersey Limited (2024: US$1,505 million, of which US$411 million related to CIOH’s share of expenditure incurred up until the end of December 2023 to progress critical works).

(c)
In 2025, we received net proceeds of US$218 million (2024: US$675 million and 2023: US$1,157 million) from our sales and purchases of investments within a separately managed portfolio of fixed income instruments. Refer to note 20 for details. Purchases and sales of these securities are reported on a net cash flow basis within “Sales of financial assets” or
“Purchases of financial assets” depending on the overall net position at each reporting date.

(d)
In 2025, other items includes the recognition of realised gains of US$22 million on currency forwards not designated as hedges (2024: realised losses US$88 million, 2023: realised losses
US$57 million).

The notes on pages 158 to 164 and pages 170 to 228 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2025	168	riotinto.com
2025 Financial statements | Consolidated primary statements
Consolidated balance sheet
At 31 December

	Note	2025 US$m	2024 US$m
Non-current assets
Goodwill	11	2,949	727
Intangible assets	12	5,227	2,804
Property, plant and equipment	13	84,310	68,573
Investments in equity accounted units	33	5,881	4,837
Inventories	16	338	222
Deferred tax assets	15	4,288	4,016
Receivables and other assets	17	1,841	1,397
Other financial assets	24	1,699	1,090
		106,533	83,666
Current assets
Inventories	16	6,968	5,860
Receivables and other assets	17	4,996	4,241
Tax recoverable		159	105
Other financial assets	24	574	419
Cash and cash equivalents	23	8,872	8,495
		21,569	19,120
Total assets		128,102	102,786

Current liabilities
Borrowings	21	(733)	(180)
Leases	22	(524)	(354)
Other financial liabilities	24	(249)	(112)
Trade and other payables	18	(10,133)	(8,178)
Tax payable		(587)	(585)
Close-down, restoration and environmental provisions	14	(1,128)	(1,183)
Provisions for post-retirement benefits and other employment costs	27	(473)	(359)
Other provisions	19	(1,103)	(792)
		(14,930)	(11,743)
Non-current liabilities
Borrowings	21	(21,198)	(12,262)
Leases	22	(1,062)	(1,059)
Other financial liabilities	24	(555)	(591)
Trade and other payables	18	(982)	(543)
Tax payable		(39)	(28)
Deferred tax liabilities	15	(4,094)	(2,635)
Close-down, restoration and environmental provisions	14	(16,703)	(14,548)
Provisions for post-retirement benefits and other employment costs	27	(1,142)	(1,097)
Other provisions	19	(373)	(315)
		(46,148)	(33,078)
Total liabilities		(61,078)	(44,821)
Net assets		67,024	57,965

Capital and reserves
Share capital
– Rio Tinto plc	35	207	207
– Rio Tinto Limited	35	3,298	3,060
Share premium account		4,329	4,326
Other reserves	36	7,788	5,114
Retained earnings	36	46,581	42,539
Equity attributable to owners of Rio Tinto		62,203	55,246
Attributable to non-controlling interests		4,821	2,719
Total equity		67,024	57,965
The notes on pages 158 to 164 and pages 170 to 228 are an integral part of these consolidated financial statements.
The financial statements on pages 158 to 228 were approved by the Directors on 19 February 2026 and signed on their behalf by

Dominic Barton Chair	Simon Trott Chief Executive	Peter Cunningham Chief Financial Officer

Annual Report on Form 20-F 2025	169	riotinto.com
2025 Financial statements | Consolidated primary statements
Consolidated statement of changes in equity
Years ended 31 December

Year ended 31 December 2025	Attributable to owners of Rio Tinto
	Share capital (note 35) US$m	Share premium account US$m	Other reserves (note 36) US$m	Retained earnings (note 36) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,267	4,326	5,114	42,539	55,246	2,719	57,965
Total comprehensive income for the year(a)	–	–	2,617	10,089	12,706	439	13,145
Currency translation arising on Rio Tinto Limited’s share capital	238	–	–	–	238	–	238
Dividends (note 3)	–	–	–	(6,145)	(6,145)	(265)	(6,410)
Newly consolidated operations (note 5)	–	–	–	–	–	298	298
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(b)	–	–	(57)	(30)	(87)	–	(87)
Change in equity interest held by Rio Tinto	–	–	–	(7)	(7)	2	(5)
Treasury shares reissued and other movements	–	3	–	–	3	–	3
Equity issued to holders of non-controlling interests(c)	–	–	–	–	–	1,628	1,628
Employee share awards charged to the income statement	–	–	114	135	249	–	249
Closing balance	3,505	4,329	7,788	46,581	62,203	4,821	67,024

Year ended 31 December 2024	Attributable to owners of Rio Tinto
	Share capital (note 35) US$m	Share premium account US$m	Other reserves (note 36) US$m	Retained earnings (note 36) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341
Total comprehensive income for the year(a)	–	–	(3,242)	11,617	8,375	(175)	8,200
Currency translation arising on Rio Tinto Limited’s share capital	(317)	–	–	–	(317)	–	(317)
Dividends (note 3)	–	–	–	(7,025)	(7,025)	(528)	(7,553)
Newly consolidated operations (note 5)	–	–	–	–	–	5	5
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(b)	–	–	(44)	(13)	(57)	–	(57)
Change in equity interest held by Rio Tinto	–	–	–	(468)	(468)	88	(380)
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests(c)	–	–	–	–	–	1,574	1,574
Employee share awards charged to the income statement	–	–	72	78	150	–	150
Closing balance	3,267	4,326	5,114	42,539	55,246	2,719	57,965

Year ended 31 December 2023	Attributable to owners of Rio Tinto
	Share capital (note 35) US$m	Share premium account US$m	Other reserves (note 36) US$m	Retained earnings (note 36) US$m	Total US$m	Non- controlling interests US$m	Total equity US$m
Opening balance	3,537	4,322	7,755	35,020	50,634	2,107	52,741
Total comprehensive income for the year(a)	–	–	585	9,750	10,335	(63)	10,272
Currency translation arising on Rio Tinto Limited's share capital	47	–	–	–	47	–	47
Dividends (note 3)	–	–	–	(6,466)	(6,466)	(462)	(6,928)
Newly consolidated operations	–	–	–	–	–	33	33
Own shares purchased from Rio Tinto shareholders to satisfy share awards to employees(b)	–	–	(78)	(17)	(95)	–	(95)
Change in equity interest held by Rio Tinto	–	–	–	(13)	(13)	13	–
Treasury shares reissued and other movements	–	2	–	–	2	–	2
Equity issued to holders of non-controlling interests	–	–	–	–	–	127	127
Employee share awards charged to the income statement	–	–	66	76	142	–	142
Closing balance	3,584	4,324	8,328	38,350	54,586	1,755	56,341
(a)Refer to the consolidated statement of comprehensive income for further details. Adjustments to other reserves include currency translation attributable to owners of Rio Tinto, other than that arising on Rio Tinto Limited’s share capital.
(b)Net of contributions received from employees for share awards.
(c)Refer to the consolidated cash flow statement for further details.
The notes on pages 158 to 164 and pages 170 to 228 are an integral part of these consolidated financial statements.

Annual Report on Form 20-F 2025	170	riotinto.com
2025 Financial statements
Notes to the consolidated financial statements
Our financial performance
We use a number of measures, including segmental revenue, underlying EBITDA, and capital expenditure to provide us with a greater understanding of our operations’ underlying business performance, including revenue generation, productivity and cost management, on a comparable basis between reporting years.
1 Financial performance by segment
Our reportable segmental structure is principally based on product groups (PG) - which we have determined to be our operating segments - whose leaders, together with global support functions leaders, make up the Executive Committee. The Executive Committee members each report directly to our Chief Executive who is the chief operating decision maker (CODM) and is responsible for allocating resources and assessing performance of the operating segments. The CODM’s primary measure of performance is underlying EBITDA (as defined on page 171).
Our reportable segments are as follows.

Reportable segment	Principal activities
Aluminium & Lithium	Bauxite mining; alumina refining; aluminium smelting and recycling; mining and processing of lithium.
Copper	Mining and refining of copper, gold, silver, molybdenum, other by-products and exploration activities.
Iron Ore	Iron ore mining and salt and gypsum production in Western Australia; iron concentrate and pellets from the Iron Ore Company of Canada.
The Group’s reportable segments have been updated to reflect the organisational restructure announced on 27 August 2025 which simplified our product group structure to 3 businesses: Aluminium & Lithium, Copper and Iron Ore. The unified Iron Ore portfolio integrates Rio Tinto’s
Western Australian Iron Ore operations with the Iron Ore Company of Canada and will include the Simandou project in Guinea upon its completion. Management responsibility during the build phase of the Simandou iron ore project remains under the Chief Safety & Technical
Officer. While this sits outside of reportable segments until completion of the project, we continue to show this separately due to the significance of funding and spend on the project. Accordingly comparative information has been restated.
During the year, we acquired Arcadium Lithium plc, and its results are included in the new Aluminium & Lithium reportable segment from 6
March 2025. Rio Tinto’s Lithium business, comprising Arcadium and Rincon (previously included within the Minerals product group), has been combined with the previous Aluminium product group to form the Aluminium & Lithium product group.
The Borates and Iron & Titanium businesses were placed under strategic review during the year and have moved to the Chief Commercial
Officer's portfolio. Along with Diamonds, which is pending mine closure, these businesses are now presented below reportable segments, as part of “Other Operations”.

	Segmental revenue US$m			Underlying EBITDA US$m			Capital expenditure(b) US$m
	2025	2024 Restated(a)	2023 Restated(a)	2025	2024 Restated(a)	2023 Restated(a)	2025	2024 Restated(a)	2023 Restated(a)
Aluminium & Lithium	17,056	13,650	12,285	4,574	3,552	2,136	3,346	1,848	1,357
Copper	13,729	9,275	6,678	7,369	3,437	1,960	1,872	2,055	1,976
Iron Ore	28,989	31,601	34,539	15,194	16,985	20,915	4,422	3,303	2,952
Reportable segments total	59,774	54,526	53,502	27,137	23,974	25,011	9,640	7,206	6,285
Simandou iron ore project	–	–	–	(96)	(22)	(539)	2,219	1,832	266
Other operations	3,114	3,201	3,576	50	517	532	334	419	413
Inter-segment transactions	(13)	(21)	(21)	–	–	–
Share of equity accounted units(c)	(5,237)	(4,048)	(3,016)
Central pension costs, share-based payments, insurance and derivatives				(74)	153	168
Restructuring, project and one-off costs				(606)	(254)	(190)
Central costs				(818)	(816)	(990)
Central exploration and evaluation expenditures				(230)	(238)	(100)
Proceeds from disposal of property, plant and equipment							50	30	9
Other items							92	134	113
Consolidated sales revenue	57,638	53,658	54,041
Purchases of property, plant and equipment and intangible assets							12,335	9,621	7,086
Underlying EBITDA(d)				25,363	23,314	23,892

(a)	During the year, we simplified our product group structure to 3 product groups: Iron Ore, Aluminium & Lithium and Copper. Accordingly, prior year amounts have been restated for comparability.
(b)
Capital expenditure for reportable segments includes the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100% of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations.

(c)
Consolidated sales revenue includes subsidiary sales of US$311 million (2024: US$213 million; 2023: US$20 million) to equity accounted units which are not included in segmental revenue. Segmental revenue includes the Group’s proportionate share of product sales by equity accounted units (after adjusting for sales to subsidiaries) of US$5,548 million
(2024: US$4,261 million; 2023: US$3,036 million) which are not included in consolidated sales revenue.

(d)
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2025 was US$795 million (2024: US$935 million; 2023: US$855 million -
excluding Simandou). Approximately 40% of the spend was by copper, 32% by central exploration, 19% by Iron Ore (which includes Iron Ore Company of Canada), 8% by other operations and 1% by Aluminium & Lithium. All qualifying expenditure relating to Simandou has been capitalised since October 2023, while qualifying expenditure on the Rincon lithium project has been capitalised since 1 July 2024.

Annual Report on Form 20-F 2025	171	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
1 Financial performance by segment continued
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries).
Segmental revenue measures revenue on a basis that is comparable to our underlying EBITDA metric.
Other segmental reporting
For further information relating to Revenue by destination and product and Non-operating assets by geography, refer to note 6 on page 180 and Our operating assets section on page 184, respectively.
Underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items which do not reflect the underlying performance of our reportable segments.

Other relevant judgements	Exclusions from underlying EBITDA
Items excluded from profit after tax are those gains and losses that, individually or in aggregate with similar items, are of a nature and size to require exclusion in order to provide additional insight into the underlying business performance. The following items are excluded from profit after tax in arriving at underlying EBITDA in each year irrespective of materiality:
•all depreciation and amortisation in subsidiaries and the corresponding share of profit in EAUs
•all taxation and finance items in subsidiaries and the corresponding share of profit in EAUs
•unrealised gains and losses on embedded derivatives not qualifying for hedge accounting (including foreign exchange)
•net gains and losses on consolidation or disposal of interests in businesses
•impairment charges net of reversals including corresponding amounts in share of profit in EAUs
•the underlying EBITDA of discontinued operations
•adjustments to closure provisions where the adjustment is associated with an impairment charge and for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In 2025 and 2024, there were no items in this category. In 2023, this included all re-estimates of the closure provisions for fully impaired sites identified in the second half of the year due to the materiality of the adjustment in aggregate.

	2025 US$m	2024 US$m	2023 US$m
Profit after tax for the year	10,249	11,574	9,953
Taxation	4,319	4,041	3,832
Profit before taxation	14,568	15,615	13,785
Depreciation and amortisation in subsidiaries, excluding capitalised depreciation(a)	6,271	5,744	4,976
Depreciation and amortisation in equity accounted units	594	559	484
Finance items in subsidiaries	1,846	876	1,713
Taxation and finance items in equity accounted units	1,514	1,002	741
Unrealised (gains)/losses on embedded commodity and currency derivatives not qualifying for hedge accounting (including foreign exchange)	(64)	73	(15)
Gains on consolidation and disposal of interests in businesses(b)	–	(1,214)	–
Impairment charges net of reversals (note 4)	341	573	936
Change in closure estimates (non-operating and fully impaired sites)(c)	293	86	1,272
Underlying EBITDA	25,363	23,314	23,892
(a)Depreciation and amortisation in subsidiaries for the year ended 31 December is net of capitalised depreciation of US$306 million (2024: US$174 million; 2023: US$358 million).
(b)In 2024, gains on consolidation of businesses include the revaluation of our previously held interest in the NZAS joint operation as we acquired the remaining shares during the year and this became a subsidiary. Disposals include the sale of Wyoming Uranium and Lake MacLeod, as described in note 5.
(c)In 2025, the change in closure estimate charge includes US$233 million related to the Yarwun alumina refinery, due to an acceleration of its forecast closure date as studies had not identified an economically viable solution for the construction of a second tailings storage facility. This qualified under our accounting policy for exclusion from underlying earnings as it also resulted in an impairment charge during the year (refer to note 4 for further details). In 2024, the charge to the income statement related to the change in estimates of underlying closure cash flows, net of the impact of a change in discount rate, expressed in real-terms, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2023, the charge includes US$873 million related to the closure provision update announced by Energy Resources of Australia (ERA) on 12 December 2023, together with the update included in their half year results for the period ended 30 June 2023, published in
August 2023. This update was considered material and therefore it was aggregated with other closure study updates which were similar in nature and have been excluded from underlying EBITDA.

Annual Report on Form 20-F 2025	172	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
2 Earnings per ordinary share
Basic earnings per share

	2025	2024	2023
Net earnings attributable to owners of Rio Tinto (US$ million)	9,966	11,552	10,058
Weighted average number of shares (millions)(a)	1,624.0	1,623.1	1,621.4
Basic earnings per ordinary share (cents)	613.7	711.7	620.3
Diluted earnings per share
For the purposes of calculating diluted earnings per share, the effect of dilutive securities of 14.0 million shares in 2025 (2024: 10.3 million;
2023: 10.1 million) is added to the weighted average number of shares described in footnote (a) below. This effect is calculated under the treasury stock method, in accordance with IAS 33 “Earnings per Share”. Our only potential dilutive ordinary shares are share awards for which terms and conditions are described in note 28.

	2025	2024	2023
Net earnings attributable to owners of Rio Tinto (US$ million)	9,966	11,552	10,058
Weighted average number of shares (millions)(a)	1,638.0	1,633.4	1,631.5
Diluted earnings per share attributable to ordinary shareholders of Rio Tinto (cents)	608.4	707.2	616.5
(a)The weighted average number of shares is calculated as the average number of Rio Tinto plc shares outstanding not held as treasury shares of 1,253.0 million (2024: 1,252.1 million;
2023: 1,250.5 million) plus the average number of Rio Tinto Limited shares outstanding of 371.0 million (2024: 371.0 million; 2023: 370.9 million) over the relevant period. There were no cross holdings of shares between Rio Tinto Limited and Rio Tinto plc at 31 December 2025 (2024: nil; 2023: nil).
3 Dividends
Our Directors have announced a final dividend of 254.0 cents per share on 19 February 2026. This is expected to result in payments of
US$4,125 million. The dividend will be paid on 16 April 2026 to Rio Tinto plc and Rio Tinto Limited shareholders on the register at the close of business on 6 March 2026. Dividends per share announced for the year ended 31 December are as follows.

	2025 US cents	2024 US cents	2023 US cents
Ordinary dividends per share: announced with the results for the year	254.0	225.0	258.0
Total dividends per share paid in the year

	2025 US cents	2024 US cents	2023 US cents
Previous year final - paid during the year	225.0	258.0	225.0
Interim - paid during the year	148.0	177.0	177.0
Total paid during the year	373.0	435.0	402.0
The franking credits available to the Group as at 31 December 2025, after allowing for Australian tax payable in respect of the current and prior reporting period’s profit, are estimated to be US$10,297 million (2024: US$9,177 million; 2023: US$8,734 million).
The proposed Rio Tinto Limited dividend will be fully franked based on a tax rate of 30%, and reduce the franking account balance by
US$405 million.
Reconciliation of dividend declared to dividend paid

	2025 US$m	2024 US$m	2023 US$m
Rio Tinto plc previous year final dividend payable	2,885	3,185	2,875
Rio Tinto plc interim dividend payable	1,839	2,238	2,147
Rio Tinto Limited previous year final dividend payable	878	936	815
Rio Tinto Limited interim dividend payable	543	666	629
Dividends payable during the year	6,145	7,025	6,466
Net movement of unclaimed dividends in the year	–	–	4
Dividends paid during the year	6,145	7,025	6,470

Annual Report on Form 20-F 2025	173	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
4 Impairment charges net of reversals
Recognition and measurement
Impairment charges and reversals are assessed at the level of cash-generating units (CGUs) which, in accordance with IAS 36 “Impairment of Assets”, are identified as the smallest identifiable asset or group of assets that generate cash inflows, which are largely independent of the cash inflows from other assets. Separate CGUs are identified where an active market exists for intermediate products, even if the majority of those products are further processed internally. In some cases, individual business units consist of several operations with independent cash-generating streams which constitute separate CGUs.
Goodwill acquired through business combinations is allocated to the CGU or groups of CGUs that are expected to benefit from the related business combination, and tested for impairment at the lowest level within the Group at which goodwill is monitored for internal management purposes.

Other relevant judgements	Determination of CGUs
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
The most relevant judgement for disaggregation continues to relate to our bauxite and alumina refining operations in Australia, whereby we treat the Weipa bauxite mine as a separate CGU from the downstream assets at Gladstone. Currently, Weipa sells the majority of its bauxite to third-party customers, whereas the alumina refineries are supplied with all of their bauxite internally.

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

Key judgement	Indicators of impairment and impairment reversals
Our mining operations require large upfront investment with long periods of construction and management of geotechnical stability risks from large-scale excavation of open pits or underground tunnelling. During operation and towards the end of mine life, the economic performance of assets is subject to greater influence by short-term market dynamics, which can impact the economic feasibility of operations and life extension options. Together these represent our most significant sources of uncertainty relating to the identification of indicators of impairment and impairment reversal.
The underground expansion of our Oyu Tolgoi copper and gold mine in Mongolia is closely monitored for indicators of impairment and impairment reversal, as it was previously impaired, meaning that carrying value and fair value were equal at that date. During 2025, development of infrastructure to support the underground mine was completed, however the production ramp up still requires several years of construction. The complexity and inherent uncertainty of ramping up block caving means we have not identified an indicator for impairment reversal.

Where indication of impairment or impairment reversal exists, an impairment review is undertaken. The recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant CGU in its current condition)
and fair value less costs of disposal (FVLCD). When the recoverable amount of the CGU is measured by reference to FVLCD, this amount is further classified in accordance with the fair value hierarchy for observable market data that is consistent with the unit of account for the CGU being tested. FVLCD is based on the best information available to reflect the amount the Group could receive for the CGU in an orderly transaction between market participants at the measurement date. This is often estimated using discounted cash flow techniques and is classified as level 3 in the fair value hierarchy. The resulting estimates are based on detailed life-of-mine and long-term production plans;
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

Annual Report on Form 20-F 2025	174	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
4 Impairment charges net of reversals continued
Where the recoverable amount of a CGU is dependent on the life of its associated orebody, expected future cash flows reflect the current life-of-mine and long-term production plans; these are based on detailed research, analysis and iterative modelling to optimise the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting process recoveries, and capacities of processing equipment that can be used. The life-of-mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.
Forecast cash flows for Ore Reserve estimation for JORC purposes are generally based on Rio Tinto’s commodity price forecasts, which assume short-term market prices will revert to the Group’s assessment of the long-term price, generally over a period of 3 to 5 years. For most commodities, these forecast commodity prices are derived from a combination of analyses of the marginal costs of the producers and the incentive price of these commodities. These assessments often differ from current price levels and are updated periodically. The Group does not believe that published medium- and long-term forward prices necessarily provide a good indication of future levels because they tend to be strongly influenced by spot prices. The price forecasts used for Ore Reserve estimation are generally consistent with those used for impairment testing, unless management deems that in certain economic environments a market participant would not assume Rio Tinto’s view on prices. In which case, in preparing FVLCD impairment calculations, management estimates the assumptions that a market participant would be expected to use.
Forecast future cash flows of a CGU take into account the sales prices under existing sales contracts, where appropriate.
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
estimates; closure costs; discount rates; allocation of long-term contract revenues between CGUs; and, in some instances, the renewal of mining licences. Some of these variables are unique to an individual CGU. Future changes in these variables may differ from management’s expectations and may materially alter the recoverable amounts of the CGUs.

Annual Report on Form 20-F 2025	175	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
4 Impairment charges net of reversals continued

		2025				2024	2023
	Note	Pre-tax amount US$m	Taxation US$m	Non- controlling interests US$m	Net amount US$m	Pre-tax amount US$m	Pre-tax amount US$m
Other operations - RTITQO		(122)	36	–	(86)	–	–
Aluminium & Lithium - Alumina refineries		(219)	64	–	(155)	(461)	(1,175)
Aluminium & Lithium - Tiwai Point		–	–	–	–	41	–
Aluminium & Lithium - MRN		–	–	–	–	(23)	–
Other operations - Diavik		–	–	–	–	(118)	–
Other operations - Simandou		–	–	–	–	–	239
Net impairment charges		(341)	100	–	(241)	(561)	(936)

Allocated as:
Intangible assets	12	–				–	231
Property, plant and equipment	13	(341)				(538)	(1,167)
Share of profit after tax in EAUs		–				(23)	–
Net impairment charges		(341)				(561)	(936)

Comprising:
Impairment charges of consolidated balances					(341)	(538)	(936)
Impairment charges related to EAUs (pre-tax)					–	(35)	–
Net impairment charges					(341)	(573)	(936)
Taxation (including related to EAUs)					100	39	499
Non-controlling interests					–	–	(215)
Net impairment charges in the income statement					(241)	(534)	(652)
2025
Other operations - Rio Tinto Iron and Titanium Quebec Operations (RTITQO) and QIT Madagascar Minerals (QMM)
We progressed a business transformation at RTITQO during the period in response to challenging market conditions for our products at the Sorel site, including TiO2 and metallics. This transformation, which includes the adjustment of the business footprint to projected demand, is underway and is expected to take up to 24 months to complete its core components. During the 6 months ended 30 June 2025, we identified these conditions as an impairment trigger and have therefore performed an impairment test for the cash-generating unit which comprises the mines and processing facilities at RTITQO (in Canada) and QMM (in Madagascar).
We expect the transformation program to result in significant improvements in operating costs, including opportunities to reduce carbon emissions and therefore carbon costs. However, for the purposes of this test, a risk adjustment has been applied to reduce the forecast cash flows to reflect a market participant perspective that the value of the projected initiatives may not fully deliver the expected benefit.
Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at an effective rate of 7.6% we have determined the recoverable amount to be US$1,780 million. This has resulted in a pre-tax impairment charge of US$122 million (post-tax
US$86 million) and has been allocated to property, plant and equipment in Canada.
During the second half of 2025, market conditions remained challenging, albeit within the parameters assumed for the impairment test at 30
June 2025 and therefore no subsequent impairment trigger was identified.

Impact of climate change on our business	Carbon tax sensitivity on RTITQO impairment charge
To further illustrate the sensitivity of the impairment outcome to the cost of carbon, which we consider the most judgmental input, the post-
tax net present value of the cash-generating unit would be US$250 million lower if the carbon tax per tonne was increased by 25% from
2040 with all other valuation inputs remaining unchanged. To mitigate this risk, management has identified programs which we expect to reduce the carbon emissions of these operations and therefore reduce the forecast carbon cost to the RTITQO business.

Aluminium & Lithium - Alumina refineries, Australia
On 18 November 2025, we announced that our capital studies for a second tailings facility at Yarwun had not identified an economically viable solution in the current market conditions. At current production rates, the existing tailings storage facility was expected to reach capacity by 2031 and therefore we will curtail production of alumina by 40% from October 2026 to allow another 4 years to explore and develop technical solutions that could extend the refinery’s life. These circumstances have been identified as an indicator of impairment and therefore we have assessed the recoverability of the carrying value of the cash-generating unit.
Using a fair value less cost of disposal methodology and discounting real-terms post-tax cash flows at an effective rate of 6.6%, we have recognised a pre-tax impairment charge of US$219 million (post-tax US$155 million). This represents a full impairment of the property, plant and equipment at the Yarwun alumina refinery, being the capital invested since the previous impairment in 2023, see below.

Annual Report on Form 20-F 2025	176	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
4 Impairment charges net of reversals continued
2024 and 2023
Copper - Rio Tinto Kennecott, US
In 2024, further studies on the geotechnical risks relating to a zone of pit wall geotechnical instability were completed, indicating the need to change our mine plan to stabilise pit wall movement and mitigate the risk of a significant geotechnical failure. This was expected to restrict ore deliveries from the primary ore face in 2025 and 2026, with the new information representing a material deviation from the previous mine plan and was therefore identified as an impairment indicator. An impairment test was performed using a fair value less cost of disposal methodology, based on our Conviction price series, with real-terms post-tax cash flows discounted over the expected life of mine at 6.3%. The calculated recoverable amount exceeded the US$2.2 billion carrying value of the CGU by US$0.5 billion and, therefore, no impairment charge was recorded.
Aluminium & Lithium - Alumina refineries, Australia
In 2023, we recognised a pre-tax impairment charge of US$1,175 million (post-tax US$828 million). This represented a full impairment of the property, plant and equipment at the Yarwun alumina refinery (US$948 million) and an impairment of US$227 million for the property, plant and equipment of QAL.
In 2024, we further recognised a pre-tax impairment charge of US$461 million (post-tax US$503 million). This charge was all allocated against the property, plant and equipment of QAL leaving them with a residual carrying value of US$151 million. The post-tax impairment charge also included a consequential adjustment to deferred tax asset recognition within the same tax group.
Other operations - Simandou, Guinea
The Simandou project in Guinea was fully impaired in 2015 as uncertainty over infrastructure ownership and funding had resulted in further spend on exploration and evaluation being neither budgeted nor planned. In 2023, following the conclusion of key agreements on the development of the Simandou project, we recognised a pre-tax impairment reversal of US$239 million, which was allocated as
US$231 million to intangible assets (exploration and evaluation) and US$8 million to property, plant and equipment. A deferred tax asset of
US$152 million was recorded to account for the difference between the asset values included in the Group accounts and the carrying value of in-country depreciable assets. All spend on the Simandou project between the impairment in 2015 and 30 September 2023 was expensed as incurred. From 1 October 2023, qualifying spend has been capitalised.
5 Acquisitions and disposals
Acquisitions
Recognition and measurement
In determining whether a particular set of activities is a business, an acquired arrangement has to have an input and substantive process, which together significantly contribute to the ability to create outputs. Where an acquisition does not meet the definition of a business as defined by IFRS 3 “Business Combinations”, each asset is recognised on the balance sheet at fair value. In the consolidated cash flow statement we assess, based on the substance of the transaction, whether to allocate the cash consideration for these transactions either to
“Purchases of property, plant and equipment, and intangible assets” or to “Acquisitions of subsidiaries, joint ventures and associates”, depending on the type of assets purchased.
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
2025
Acquisition of Arcadium Lithium
On 9 October 2024, Rio Tinto and Arcadium Lithium plc (Arcadium Lithium) announced a definitive agreement under which Rio Tinto would acquire 100% of Arcadium Lithium in an all-cash transaction for $5.85 per share (the “transaction”). On 6 March 2025, the transaction was completed following the sanctioning of the Scheme of Arrangement by the Royal Court of Jersey and receipt of final regulatory approvals. On completion, the acquisition established Rio Tinto as a leader in supplying energy transition materials, with one of the world's largest lithium resource bases.
The transaction has been accounted for as business combination under IFRS 3 “Business Combinations” using the acquisition method of accounting.
For the 10 months post-acquisition, Arcadium Lithium contributed US$944 million of revenue and US$94 million (loss) to profit before tax, inclusive of a US$147 million amortisation charge for favourably priced customer contracts. Had the acquisition taken place at the beginning of the 2025 financial year, the revenue and profit before tax would not be materially different to a proportionate increment of an additional 2 months.

Annual Report on Form 20-F 2025	177	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
5 Acquisitions and disposals continued
Acquisitions (continued)
During the year, we finalised the analysis to allocate the purchase price to the fair value of acquired assets and liabilities, which were provisionally reported at 30 June 2025. The following table summarises the final purchase price allocation for the Arcadium transaction:

Fair value of identifiable assets acquired and liabilities assumed	Final fair value at 6 March 2025 US$m
Intangible assets	2,301
Property, plant and equipment	4,814
Cash and cash equivalents	293
Borrowings(a)	(1,599)
Close-down, restoration and environmental provisions	(319)
Other provisions	(375)
Other assets and liabilities	155
Deferred tax liabilities (net of deferred tax assets)	(817)
Net assets	4,453
Non-controlling interests (NCI)(b)	(298)
Goodwill (refer note 11)	2,146
Net attributable assets (including Goodwill)	6,301
(a)Borrowings includes a US$200 million loan advanced by Rio Tinto to Arcadium Lithium in January 2025, prior to the transaction completing.
(b)NCI relates to the Olaroz lithium carbonate mine in Argentina and the Nemaska Lithium development project in Canada, of which Arcadium Lithium holds interests of 66.5% and 50%, respectively. It has been valued at the pro rata share of the net identifiable assets.

Presentation in cash flow statement	2025 US$m
Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6,301
less: cash and cash equivalents balance acquired	(293)
Acquisitions of subsidiaries, joint ventures and associates, net of cash acquired	6,008
Total cash paid on 6 March 2025 was US$6,701 million, including US$6,301 million paid in consideration of equity to the shareholders of
Arcadium Lithium plc and US$400 million paid to holders of convertible loan notes. As a result of the acquisition, the Group's net debt increased by US$7,607 million. This comprises US$7,407 million change in net debt on acquisition plus US$200 million advanced to
Arcadium Lithium prior to acquisition.

Impact of the acquisition on net debt	2025 US$m
Borrowings of Arcadium Lithium	1,599
less: convertible loan notes settled on change of control	(400)
less: cash and cash equivalents acquired	(293)
less: loan advanced to Arcadium prior to acquisition	(200)
Acquired net debt	706
Cash payment in consideration of equity to shareholders of Arcadium Lithium plc	6,301
Cash payment to settle convertible loan notes	400
Change in net debt on acquisition	7,407
Transaction costs of US$77 million have been expensed and are included in operating expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

Key judgement	Purchase price allocation from business combination
The allocation of the US$6,301 million purchase consideration to the identifiable assets and liabilities of Arcadium Lithium plc is a significant judgement as the majority of the acquired business value is dependent on the development of mines and processing facilities and the profitable extraction and sale of lithium products. The fair value of assets acquired has been determined based on discounted forecast future cash-flows, adjusted for a country risk premium depending on the location of the assets. At 6 March 2025, this resulted in a weighted post-tax real-terms discount rate of 8.3%.
The forecast future cash flows have been estimated using a long-run lithium carbonate price towards the upper end of a consensus range outlook at 6 March 2025, applied to projected production and cost data from reserves and resource life of mine plan modelling. Alternative inputs to the discounted cash flow models would have resulted in a different weighting of the purchase price allocation principally between intangible assets, property, plant and equipment and, consequently, deferred tax liabilities and goodwill.

Annual Report on Form 20-F 2025	178	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
5 Acquisitions and disposals continued
Acquisitions (continued)
Proposed acquisition of Salar de Maricunga SpA
On 19 May 2025, Rio Tinto and Corporación Nacional Del Cobre de
Chile (Codelco) signed binding agreements to form a joint venture to develop and operate a high-grade lithium project in the Salar de
Maricunga SpA (the “Company”) in Chile.
Under the agreement, Rio Tinto will acquire a 49.99% interest in Salar de Maricunga SpA, through which Codelco (with its 50.01% interest)
holds its licences and mining concessions in the Salar de Maricunga.
Rio Tinto will initially fund US$350 million towards additional studies and resource analysis to progress the project through to a final investment decision. A further US$500 million will be invested once a decision is made to proceed with the project, towards construction costs, and an additional
US$50 million if the joint venture achieves its aim of delivering first lithium by the end of 2030. The partners will fund further capital requirements in line with their share of ownership of the joint venture.
The transaction is expected to close in the first half of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.
2024 and 2023
Boyne Smelters Limited (BSL)
In 2024, we increased our total interest in BSL, which owns and operates the Boyne Island aluminium smelter in Gladstone Australia, to 73.5% following our acquisition of Mitsubishi Corporation’s 11.65%
interest in BSL, and Sumitomo Chemical Company Limited’s (SCC)
2.46% interest in BSL.
New Zealand Aluminium Smelters Limited (NZAS)
In 2024, NZAS, which owns and operates the Tiwai Point aluminium smelter in New Zealand, become a wholly owned subsidiary after we acquired SCC’s 20.64% interest in NZAS. A gain of US$638 million
(post-tax US$467 million) was recorded within “Gains/(losses) on consolidation and disposal of interests in businesses” in the consolidated income statement. This also resulted in an increase to the carrying value of property, plant and equipment of
US$650 million and deferred tax liabilities of US$171 million.
WCS Rail and Port Holding Entities
In 2024, we acquired a 34% equity interest in Winning Consortium
Simandou Railway Pte. Ltd and Winning Consortium Simandou Ports
Pte. Ltd (together referred to as “WCS Rail and Port Holding Entities”), through our partially owned subsidiary SimFer Jersey, for
US$313 million. The Rio Tinto share of this consideration was
US$166 million and US$147 million was funded by Chalco Iron Ore
Holdings Ltd (CIOH). Further shareholder loan funding to the WCS Rail and Port Holding Entities was also made directly by Rio Tinto and CIOH, in proportion to their respective 53% and 47% ownership interest of
SimFer Jersey, to these equity accounted units.
Matalco
In 2023, Rio Tinto and Giampaolo Group completed a transaction to form the Matalco joint venture. We acquired a 50% equity interest in
Matalco Canada Inc. which owns one Canadian aluminium recycling facility, and a 50% equity interest in Matalco USA LLC which owns 6 aluminium recycling facilities in the US, for combined consideration of US$738 million, inclusive of accrued transaction costs and working capital adjustments.
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
2025
Divestment of 30% of Winu copper-gold project
On 8 May 2025, Rio Tinto entered into a binding joint venture agreement with Sumitomo Metal Mining Co (SMM) to deliver the
Winu copper-gold project (Winu), located in the Great Sandy Desert region of Western Australia. Under the agreements, Rio Tinto will continue to develop and operate Winu, and SMM
will pay Rio Tinto up to US$430 million for a 30% share of the project's assets and liabilities. On 31 October 2025, we completed the sale, forming the Winu Joint Venture, and received an initial
US$195 million in cash consideration. As Winu is an undeveloped property, the consideration received has, therefore, been recorded in the cash flow statement within “net cash generated from operating activities”. We recognised a pre-tax gain of US$196 million in the income statement. A further US$235 million in deferred
consideration to be received is contingent on future milestones;
as at 31 December 2025, we have not recognised any additional consideration and this will be reassessed at each reporting period.
Rio Tinto Winu Pty Limited (RT Winu) is the legal entity that owns the Group’s 70% interest in the Winu Joint Venture, an
unincorporated arrangement. From 1 November 2025, the Group
recognises its share of assets, revenue, and expenses relating to this arrangement. The Group also recognises its share of all liabilities, except for employment provisions which are recognised according to RT Winu’s contactual obligations, with a corresponding
30% receivable representing SMM’s share where applicable.
2024 and 2023
Wyoming Uranium
In 2024, we completed our sale of the Sweetwater uranium mill facility together with mining projects (collectively known as “Wyoming
Uranium”) to Uranium Energy Corp. (UEC) for cash consideration of US$175 million.
Lake MacLeod
In 2024, we completed our sale of Dampier Salt Limited’s Lake
MacLeod salt and gypsum operation in Carnarvon to Leichhardt
Industrials Group (Leichhardt) for cash consideration of
US$247 million.
La Granja
In 2023, we completed the sale of a 55% interest in the undeveloped La
Granja project in Peru for US$105 million to First Quantum Minerals
(FQM). As a result of the sale, our retained interest in La Granja represents a 45% owned associate (equity accounted) over which
RioTinto has significant influence during the evaluation phase. In total, we recognised a pre-tax gain of US$154 million in the income statement, primarily representing the consideration transferred by
First Quantum, plus the fair value of the retained interest in the project.

Annual Report on Form 20-F 2025	179	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
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
•The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service.
•The customer has a present obligation to pay in accordance with the terms of the sales contract. For shipments under the
Incoterms cost, insurance and freight (CIF)/carriage paid to
(CPT)/cost and freight (CFR), this is generally when the ship is loaded, at which time the obligation for payment is for both product and freight.
•The customer has accepted the asset. Sales revenue may be
subject to adjustment if the product specification does not
conform to the terms specified in the sales contract but this does not impact the passing of control. Assay and specification
adjustments have historically been immaterial.
•The customer has legal title to the asset. The Group usually retains legal title until payment is received for credit risk purposes only.
•The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.
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
however, substantially all iron ore and aluminium sales are reflected at final prices in the results for the period. Provisionally priced receivables are subsequently measured at fair value through the income statement under IFRS 9 “Financial Instruments” as
described in note 25. The final selling price for all provisionally priced products is based on the price for the quotational period stipulated in the contract. Final prices for copper concentrate are normally determined between 30 and 120 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. Refer to “Other revenue” within the sales by product disclosure below.
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
sources of revenue in order to evaluate the performance of business segments and Group information on these sources of revenue is not provided externally.

Annual Report on Form 20-F 2025	180	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
6 Revenue by destination and product continued
Consolidated sales revenue by destination(a)

	2025%	2024%	2023%	2025 US$m	2024 US$m	2023 US$m
Greater China	57.3	57.4	59.6	33,038	30,814	32,193
US	16.7	16.8	13.9	9,657	9,007	7,516
Japan	5.7	6.5	6.9	3,266	3,470	3,727
Europe (excluding UK)	5.8	4.8	5.3	3,364	2,580	2,859
South Korea	3.4	3.6	4.3	1,958	1,940	2,300
Asia (excluding Greater China, Japan and South Korea)	3.5	3.3	2.9	2,007	1,778	1,581
Canada	3.0	2.9	2.9	1,722	1,562	1,588
Australia	1.6	2.0	1.7	909	1,076	923
UK	0.2	0.3	0.1	92	143	81
Other countries	2.8	2.4	2.4	1,625	1,288	1,273
Consolidated sales revenue	100	100	100	57,638	53,658	54,041
(a)Consolidated sales revenue by geographical destination is based on the ultimate country of the product’s destination, if known. Where the ultimate destination is not known, we have defaulted to the shipping address of the customer. Rio Tinto is domiciled in both the UK and Australia.
Consolidated sales revenue by product
We have sold the following products to external customers during the year:

	2025			2024			2023
	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m	Revenue from contracts with customers US$m	Other revenue(a) US$m	Consolidated sales revenue US$m
Iron ore	28,529	(153)	28,376	31,334	(530)	30,804	33,383	389	33,772
Aluminium, alumina and bauxite	15,245	150	15,395	12,947	48	12,995	12,039	(63)	11,976
Copper	6,303	361	6,664	4,791	(63)	4,728	3,219	(1)	3,218
Industrial minerals (comprising titanium dioxide slag, borates and salt)	2,373	(3)	2,370	2,678	(3)	2,675	2,806	(8)	2,798
Gold	1,883	39	1,922	788	9	797	470	6	476
Lithium	944	–	944	–	–	–	–	–	–
Other products and freight services(b)	1,963	4	1,967	1,664	(5)	1,659	1,804	(3)	1,801
Consolidated sales revenue	57,240	398	57,638	54,202	(544)	53,658	53,721	320	54,041
(a)Consolidated sales revenue includes both revenue from contracts with customers, accounted for under IFRS 15 “Revenue from Contracts with Customers”, and subsequent movements in provisionally priced receivables, accounted for under IFRS 9, and included in “Other revenue” above.
(b)“Other products and freight services” includes metallic co-products, diamonds, molybdenum, silver and other commodities.
7 Net operating costs (excluding items disclosed separately)

	Note	2025 US$m	2024 US$m	2023 US$m
Raw materials, consumables, repairs and maintenance		13,201	12,115	12,019
Amortisation of intangible assets	12	312	138	124
Depreciation of property, plant and equipment	13	6,265	5,780	5,210
Employment costs	27	7,605	7,055	6,636
Shipping and other freight costs		2,751	2,942	2,781
Decrease in finished goods and work in progress(a)		1,807	2,407	1,152
Royalties		2,952	2,938	3,135
Amounts charged by equity accounted units(b)		1,029	875	1,163
Net foreign exchange losses/(gains)		171	(193)	(47)
Provisions (including exchange differences on provisions)		998	398	1,491
Research and development		524	398	245
Other external costs(c)		6,441	5,037	5,295
Costs included above capitalised or shown on a separate line item(d)		(1,312)	(1,203)	(1,331)
Other operating income(e)		(960)	(942)	(821)
Net operating costs (excluding items disclosed separately)(f)		41,784	37,745	37,052
(a)Includes purchases of third-party material to satisfy sales contracts.
(b)Amounts charged by equity accounted units relate to toll processing fees and also include purchases from equity accounted units of bauxite, aluminium and copper concentrate which are then processed by the product group or sold to third parties.
(c)In 2025, other external costs includes US$1,059 million (2024: nil) of costs due to the impact of tariffs imposed on sales to the US, US$269 million (2024: US$217 million, 2023: US$269 million) of short-
term lease costs and US$84 million (2024: US$46 million, 2023: US$40 million) of variable lease costs recognised in the income statement in accordance with IFRS 16 “Leases”. Refer to note 22.
(d)In 2025, US$1,036 million (2024: US$923 million; 2023: US$1,007 million) of operating costs were capitalised, US$192 million (2024: US$220 million; 2023: US$247 million) of costs were shown separately within “Exploration and evaluation costs” in the consolidated income statement, and US$84 million (2024: US$60 million; 2023: US$77 million) of costs were shown within operating costs as “Research and development”.
(e)Other operating income includes sundry revenue incidental to the main revenue-generating activities of the operations.
(f)Operating decarbonisation spend of US$430 million (2024: US$306 million; 2023: US$234 million) is allocated as US$374 million (2024: US$253 million; 2023: US$182 million) within
“Net operating costs (excluding items disclosed separately)”, with the remainder included in our share of profit or loss of equity accounted units.

Annual Report on Form 20-F 2025	181	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
8 Exploration and evaluation expenditure
Exploration and evaluation expenditure includes costs that are directly attributable to:
•researching and analysing existing exploration data
•conducting geological studies, exploratory drilling and sampling
•examining and testing extraction and treatment methods
•compiling various studies (order of magnitude, pre-feasibility and feasibility) and/or
•early works at mine sites prior to full notice to proceed.
Exploration expenditure relates to the initial search for deposits with economic potential. Expenditure on exploration activity undertaken by the Group is not capitalised.
Evaluation expenditure relates to a detailed assessment of deposits or other projects (including smelter and refinery projects) that have been identified as having economic potential. These costs are also expensed until the business case for the project is sufficiently advanced. For greenfield projects, expensing typically continues to a later phase of study compared with brownfield expansions.
The charge for the year and the net amount of intangible assets capitalised during the year are as follows.

	2025 US$m	2024 US$m	2023 US$m
Expenditure in the year (inclusive of net cash proceeds of US$213 million (2024: nil; 2023: US$88 million) on disposal of undeveloped projects)(a)	(698)	(1,337)	(1,684)
Non-cash movements and non-cash proceeds on disposal of undeveloped projects	(20)	(15)	(17)
Amount capitalised during the year	141	416	471
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects) per income statement	(577)	(936)	(1,230)
Comprising:
–exploration and evaluation expenditures	(795)	(935)	(1,384)
–profit/(loss) from disposal of interests in undeveloped projects(a)	218	(1)	154
(a)In 2025, net cash proceeds of US$213 million includes US$195 million received in relation to the sale of a 30% interest in the Winu copper-gold project in Western Australia, for which we recognised a gain on disposal of US$196 million. This profit is recorded within underlying EBITDA as it represents recovery of past exploration and evaluation expenditures that were also included within underlying EBITDA. Refer to note 5 for details of the transaction. In 2023, net cash proceeds of US$88 million were received in relation to the sale of a 55% interest in the undeveloped La Granja project in Peru, for which we recognised a gain on disposal of US$154 million.
9 Finance income and finance costs

	Note	2025 US$m	2024 US$m	2023 US$m
Finance income from loans to equity accounted units		72	24	4
Other finance income (including bank deposits, net investment in leases, and other financial assets)		393	490	532
Total finance income		465	514	536
Interest on:
–financial liabilities at amortised cost (excluding lease liabilities) and associated derivatives		(1,388)	(1,126)	(1,209)
–lease liabilities		(74)	(70)	(50)
Fair value movements:
–bonds designated as hedged items in fair value hedges(a)		(234)	(9)	(190)
–derivatives designated as hedging instruments in fair value hedges(a)		223	18	203
Amounts capitalised(b)	13	411	424	279
Total finance costs		(1,062)	(763)	(967)
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

Annual Report on Form 20-F 2025	182	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
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
The mandatory exception to recognising and disclosing information related to deferred tax assets and liabilities related to Pillar Two income taxes has been applied since 1 January 2024, as required by IAS 12.
Current and deferred tax assets and liabilities are offset when the balances are related to taxes levied by the same taxing authority, there is a legally enforceable right to offset, and it is intended that they be settled on a net basis or realised simultaneously.

Other relevant judgements	Uncertain tax positions
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
The Mongolian Tax Authority has issued a number of tax assessments dating back to 2013, which are inconsistent with the Oyu Tolgoi
Investment Agreement and Mongolian legislation. As required by Mongolian law, we have paid all amounts due in respect of the assessments, totalling US$438 million (2024: US$438 million), pending resolution of the disputes through arbitration. The assessments also seek to disallow tax deductions, including future tax deductions in respect of amounts accrued and payable in the future.
The International Arbitration hearings were held in September 2025. The parties are now awaiting the arbitration Tribunal to provide a final decision.
Management regularly re-evaluates the likely outcomes from the dispute based on the progress of the arbitration proceedings, legal advice, and discussions with the Government of Mongolia. In 2024, a provision of US$295 million for uncertain tax positions was recorded, which continues to reflect our best estimate of the likely outcome from the dispute. It is possible that the outcome of these proceedings could result in a change in our estimated exposure in respect of the matters under dispute.
Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the recovery of certain deferred tax assets, further details of which are provided in note 15.

Annual Report on Form 20-F 2025	183	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
10 Taxation continued
Taxation charge

	Note	2025 US$m	2024 US$m	2023 US$m
–Current		4,017	4,434	5,092
–Deferred	15	302	(393)	(1,260)
Total taxation charge		4,319	4,041	3,832
Prima facie tax reconciliation

	2025 US$m	2024 US$m	2023 US$m
Profit before taxation(a)	14,568	15,615	13,785
Prima facie tax payable at UK rate of 25.0% (2024: 25.0%; 2023: 23.5%)(b)	3,642	3,904	3,239
Higher rate of taxation of 30% on Australian earnings(b)	566	613	835
Other tax rates applicable outside the UK and Australia	(164)	(303)	(2)
Tax effect of profit from equity accounted units, related impairments and expenses(a)	(370)	(210)	(159)
Impact of changes in tax rates	21	(15)	(173)
Resource depletion allowances	(10)	(10)	(11)
Recognition of previously unrecognised deferred tax assets(c)	(284)	(640)	(157)
Write-down of previously recognised deferred tax assets	175	203	–
Utilisation of previously unrecognised deferred tax assets	(91)	(42)	(10)
Current year unrecognised deferred tax assets(d)	346	185	567
Uncertain tax provision(e)	–	295	–
Deferred tax arising on internal sale of assets in Canadian operations(f)	–	–	(364)
Adjustments in respect of prior periods	93	(13)	31
Other items(g)	395	74	36
Total taxation charge	4,319	4,041	3,832
(a)The Group profit before tax includes profit after tax of equity accounted units. Consequently, the tax effect on the profit from equity accounted units is included as a separate reconciling item in this prima facie tax reconciliation.
(b)As a UK headquartered and listed Group, the reconciliation of expected tax on accounting profit to tax charge uses the UK corporate tax rate to calculate the prima facie tax payable. Rio
Tinto is also listed in Australia, and the reconciliation includes the impact of the higher tax rate in Australia where a significant proportion of the Group's profits are currently earned. The impact of other tax rates applicable outside the UK and Australia is also included. The weighted average statutory corporate tax rate on profit before tax is approximately 30% (2024:
29%; 2023: 31%).
(c)The recognition of previously unrecognised deferred tax assets in 2025 includes re-recognition in Australia following announcements in December 2025 relating to the Tomago
Aluminium smelter, supporting an operating life extension beyond 2028, and in the US following amended US Treasury guidance on Corporate Alternative Minimum Tax regulations. In
2024, this includes US$443 million in respect of Energy Resources of Australia (ERA) and relates to rehabilitation provisions which are tax deductible when paid in the future. In
November 2024, our interest in ERA increased from 86.3% to 98.43% and in 2025 we commenced the process to compulsorily acquire the remaining shares. This proposed acquisition remains subject to court approval. Tax deductions for rehabilitation payments made after completion of the compulsory acquisition process will be applied against taxable profits from other Australian operations, including our iron ore business. In 2023, this relates primarily to Oyu Tolgoi where reaching sustainable underground production reduced the risk of tax losses expiring if not recovered against taxable profits within 8 years.
(d)Current-year unrecognised deferred tax assets include operating losses and other costs incurred by the Group for which no tax benefit is currently recognised due to uncertainty regarding the availability of suitable taxable profits in future periods.
(e)The uncertain tax provision of US$295 million in 2024 represents amounts provided in relation to disputes with the Mongolian Tax Authority for which the timing of resolution and potential economic outflow are uncertain. Further information is included above, in the “Other relevant judgements - uncertain tax positions” section of this note.
(f)In 2023, the Canadian aluminium business completed an internal sale of assets which resulted in the utilisation of previously unrecognised capital losses and an uplift in the tax depreciable value of assets on which a deferred tax asset of US$364 million was recognised.
(g)Other items includes less than US$1 million (2024: US$1 million) current tax expense related to Pillar Two measures; the global minimum tax of 15% formulated by the Organisation for
Economic Co-operation and Development (OECD).
Tax related to components of other comprehensive income

	2025 US$m	2024 US$m	2023 US$m
Tax credit/(charge) on fair value movements	29	(10)	1
Tax (charge)/credit on remeasurement gains/(losses) on pension and post-retirement healthcare plans	(41)	(22)	152
Deferred tax relating to components of other comprehensive income for the year (note 15)	(12)	(32)	153

Annual Report on Form 20-F 2025	184	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
Our operating assets
We are a diversified mining operation with the majority of our assets being located in OECD countries.
Non-current assets other than excluded items
The total of non-current assets other than excluded items is shown by location below(a).

	2025 US$m	2024 US$m
Australia	33,560	29,177
Canada	18,890	14,444
Mongolia	15,485	15,244
US	7,557	7,111
Africa	8,996	5,597
South America	10,024	3,704
Europe (excluding UK)	291	216
UK	142	109
Other countries(b)	3,953	1,739
Total non-current assets other than excluded items	98,898	77,341

Non-current assets excluded from analysis above:
Deferred tax assets	4,288	4,016
Other financial assets	1,699	1,090
Quasi-equity loans to equity accounted units(a)	5	5
Receivables and other assets	1,643	1,214
Total non-current assets per balance sheet	106,533	83,666
(a)Allocation of non-current assets by country is based on the location of the business units holding the assets. It includes investments in equity accounted units totalling US$5,876 million
(2024: US$4,832 million) which represents the Group’s share of net assets excluding quasi-equity loans shown separately above.
(b)This includes US$2,146 million of goodwill relating to the acquisition of Arcadium Lithium plc which is not geographically allocated. Refer to note 5 for further details.
11 Goodwill
Recognition and measurement
Goodwill is not amortised; it is tested annually as at 30 September for impairment, regardless of whether there has been an impairment trigger, or more frequently if events or changes in circumstances indicate a potential impairment. Refer to note 4 for further information.

	2025 US$m	2024 US$m
Net book value
At 1 January	727	797
Adjustment on currency translation	76	(45)
Company no longer consolidated	–	(25)
Newly consolidated operations(a)	2,146	–
At 31 December	2,949	727
–cost	17,930	14,959
–accumulated impairment	(14,981)	(14,232)

At 1 January
–cost	14,959	16,237
–accumulated impairment	(14,232)	(15,440)
At 31 December, goodwill has been allocated as follows.

	2025 US$m	2024 US$m
Net book value
Lithium(a)	2,146	–
Richards Bay Minerals	412	364
Pilbara	334	310
Dampier Salt	57	53
Total	2,949	727
(a)Goodwill relates to the acquisition of Arcadium Lithium plc and has been allocated to the acquired business and our Rincon operation in Argentina. Refer to note 5 for further details.

Annual Report on Form 20-F 2025	185	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
11 Goodwill continued
Impairment tests for goodwill
Lithium
We acquired Arcadium Lithium plc on 6 March 2025. The purchase price allocation was completed during the final quarter of 2025, resulting in the recognition of goodwill of US$2.1 billion which has therefore been tested for impairment as at 31 December 2025. Goodwill has been allocated to the Lithium cash-generating units (including Rincon) which have a combined carrying value of US$10.3 billion including goodwill.
The goodwill balance principally relates to deferred tax liabilities on non-tax deductible fair value adjustments and also represents synergies from complementary technologies and geographies, and Rio Tinto’s financial strength and project development experience that can accelerate volume growth when supported by markets and returns.

Key accounting estimate	Impairment test of goodwill
The recoverable amount has been assessed by reference to the FVLCD methodology described in note 4, utilising post-tax cash flows expressed in real terms discounted at a weighted discount rate of 8.3% and classified as level 3 in the fair value hierarchy. The underlying cash flows are based on operating assumptions that focus on delivering the committed projects to reach capacity of 200 ktpa by 2028, accounting for 82% of the recoverable amount. Further expansions that bring our total capacity to 370 ktpa by 2035 represent 18% of the recoverable amount, with expansions having been risk adjusted for project specific factors, including in Argentina for the benefit of the
Regime for Large Investments (“RIGI”) potentially not being available.
The recoverable amount exceeds the carrying value by US$1.3 billion and accordingly no impairment has been recorded. The key assumption to which the determination is most sensitive is the long-run price for lithium carbonate. At 31 December 2025, market commentators used in our determination of consensus pricing have published forecast prices (adjusted to 2025 real-terms) in range $13.3/
kg lithium carbonate equivalent (LCE) to $22.0/kg LCE. For our impairment test we have used a long-run lithium carbonate price in the upper half of that range in recognition of positive market sentiment at the balance sheet date. With all other modelling inputs remaining constant, a reduction in the long-run price for lithium carbonate by 4.5% would reduce the net present value of cash-flows to equal the carrying value. To further illustrate the sensitivity of the recoverable amount, with all other inputs remaining constant, an increase in the weighted average discount rate to 9% would also result in the recoverable amount and carrying value being equal.

Richards Bay Minerals
Richards Bay Minerals’ annual impairment review resulted in no impairment charge for 2025 (2024: no impairment charge). The recoverable amount has been assessed by reference to the CGU’s FVLCD, in line with the policy set out in note 4 and classified as level 3 under the fair value hierarchy.
FVLCD was determined by estimating cash flows until the end of the life-of-mine plan including anticipated expansions. In arriving at FVLCD, a post-
tax discount rate of 8.6% (2024: 8.6%) has been applied to the post-tax cash flows expressed in real terms.
The key assumptions to which the calculation of FVLCD for Richards Bay Minerals is most sensitive and the corresponding change in
FVLCD are set out below:

	2025 US$m	2024 US$m
5% increase in the titanium slag price	164	144
1% increase in the discount rate applied to post-tax cash flows	(147)	(135)
10% strengthening of the South African rand	201	232
Future selling prices and operating costs have been estimated in line with the policy set out in note 4. The recoverable amount of the CGU exceeds the carrying value when each of these sensitivities is applied while keeping all other assumptions constant.
12 Intangible assets
Recognition and measurement
Purchased intangible assets are initially recorded at cost. Finite-life intangible assets are amortised over their useful economic lives on a straight line or units of production basis, as appropriate. Intangible assets that are deemed to have indefinite lives and intangible assets that are not yet ready for use are not amortised; they are reviewed annually as at 30 September for impairment, regardless of whether there has been an impairment trigger, or more frequently if events or changes in circumstances indicate a potential impairment. The majority of our intangible assets relate to capitalised exploration and evaluation spend on undeveloped properties and contract-based water rights.
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
amount in full. When such impairment indicators have been identified, the recoverable amount and impairment charge are measured under
IAS 36. Impairment reversals for undeveloped properties are not subject to special conditions within IFRS 6 and are therefore subject to the same monitoring for indicators of impairment reversal as other CGUs.

Annual Report on Form 20-F 2025	186	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
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
Carbon credits and Renewable Energy Certificates
Carbon credits and Renewable Energy Certificates (RECs) acquired for our own use are accounted for as intangible assets (included within
“Other intangible assets”), initially recorded at cost. They are amortised through the income statement when surrendered.
Contract-based intangible assets
The majority of the carrying value of our contract-based intangible assets relate to water rights in the Quebec region, which were acquired with Alcan. These contribute to the efficiency and cost effectiveness of our aluminium operations as they enable us to generate electricity from hydropower stations.

Other relevant judgements	Assessment of indefinite-lived water rights in Quebec, Canada
We continue to judge the water rights in Quebec to have an indefinite life because we expect the contractual rights to contribute to the efficiency and cost effectiveness of our operations for the foreseeable future. Accordingly, the rights are not subject to amortisation but are tested annually for impairment. We have no other indefinite-lived assets.
As at 31 December 2025, the remaining carrying value of the water rights (included in contract-based assets) of US$1,711 million
(2024: US$1,631 million) relates wholly to the Quebec smelters CGU. The Quebec smelters CGU was tested for impairment by reference to FVLCD using discounted cash flows. The recoverable amount of the Quebec smelters is classified as level 3 under the fair value hierarchy. In arriving at its FVLCD, post-tax cash flows expressed in real terms have been estimated over the expected useful economic lives of the underlying smelting assets and discounted using a real post-tax discount rate of 6.6% (2024: 6.6%).
The recoverable amounts were determined to be significantly in excess of carrying value, and there are no reasonably possible changes in key assumptions that would cause the remaining water rights to be impaired.

Impact of climate change on our business	Water rights
To manage the uncertainties of climate change and our impact on the area, our team of hydrologists in Quebec analyse different weather scenarios on a daily basis. We monitor the water resource available to us along with the impact that our operation is having on the water quality and quantity, and on the environment when we return the water following use. Based on our analysis to date, we do not consider the renewal of our contractual water rights to be at risk from climate change for the foreseeable future.

Annual Report on Form 20-F 2025	187	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
12 Intangible assets continued

	2025
	Exploration and evaluation US$m	Contract-based intangible assets US$m	Other intangible assets(a) US$m	Total US$m
Net book value
At 1 January 2025	562	1,787	455	2,804
Adjustment on currency translation	39	92	32	163
Additions(a)	141	–	98	239
Amortisation for the year	–	(153)	(159)	(312)
Newly consolidated operations(b)	2,054	183	64	2,301
Transfers and other movements(c)	(71)	–	103	32
At 31 December 2025	2,725	1,909	593	5,227
–cost	2,727	3,078	2,547	8,352
–accumulated amortisation and impairment	(2)	(1,169)	(1,954)	(3,125)
Total	2,725	1,909	593	5,227

	2024
	Exploration and evaluation US$m	Contract-based intangible assets US$m	Other intangible assets(a) US$m	Total US$m
Net book value
At 1 January 2024	1,979	1,953	457	4,389
Adjustment on currency translation	(44)	(159)	(40)	(243)
Additions(a)	416	–	116	532
Amortisation for the year	–	(7)	(131)	(138)
Transfers and other movements(c)	(1,789)	–	53	(1,736)
At 31 December 2024	562	1,787	455	2,804
–cost	564	2,758	2,129	5,451
–accumulated amortisation and impairment	(2)	(971)	(1,674)	(2,647)
Total	562	1,787	455	2,804

(a)
Additions to Other intangible assets include US$57 million (2024: US$50 million) of carbon abatement spend. This relates to procurement of carbon units and RECs, from which we will generate future economic benefit. At 31 December 2025, the balance of carbon units and RECs was US$84 million (2024: US$73 million)

(b)
Newly consolidated operations principally relate to undeveloped projects acquired through Arcadium Lithium plc and classified as exploration and evaluation, together with other identifiable intangible assets including favourably priced customer contracts. Refer to note 5 for details.

(c)
Transfers and other movements includes reclassification between categories. In 2024, following approvals by the Board of notice to proceed, exploration and evaluation assets relating to Simandou (US$732 million) and Rincon (US$1,013 million) were transferred in full to Property, plant and equipment after being assessed for indicators of impairment.

Where amortisation is calculated on a straight line basis, the following useful lives have been determined:

	Contract-based intangible assets		Other intangible assets
Type of intangible	Power contracts/ water rights	Other purchase and customer contracts	Internally generated intangible assets and computer software	Other intangible assets	Patented and non-patented technology	Trademarks
Amortisation profile	2 to 45 years	5 to 15 years	2 to 5 years	2 to 20 years	10 to 20 years	14 to 20 years

Annual Report on Form 20-F 2025	188	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
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
Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis as follows.

Type of Property, plant and equipment	Land and buildings		Plant and equipment
	Land	Buildings	Power-generating assets	Other plant and equipment
Depreciation profile	Not depreciated	5 to 50 years	See Power note below on page 191	3 to 50 years
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
or to mines where there is a high degree of confidence that they will be brought into production in the future. The quantum of Mineral Resources is determined taking into account future capital costs as required by the JORC Code. The depreciation calculation, however, applies to current mines only and does not take into account future development costs for mines which are not yet in production.

Key judgement	Estimation of asset lives
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
on the life of a related orebody, management applies judgement in estimating the remaining service potential of long-lived assets. Factors affecting the remaining service potential of smelters include, for example, smelter technology and electricity purchase contracts when power is not sourced from the Group, or in some cases from local governments permitting electricity generation from hydropower stations.

Impact of climate change on our business	Estimation of asset lives
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
is expected to be lower; in effect we would mine a greater volume of material before the mines are depleted. We cannot quantify the difference this would make without undue cost as it would require revised mine plans, but for property, plant and equipment this increased volume of material would reduce the depreciation charge during any given period for assets that use the “Units of production” depreciation basis.

Annual Report on Form 20-F 2025	189	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
13 Property, plant and equipment continued
Deferred stripping
In open pit mining operations, overburden and other waste materials must be removed to access ore from which minerals can be extracted economically. The process of removing overburden and other waste materials is referred to as stripping. During the development of a mine (or, in some instances, pit; see below), before production commences, stripping costs related to a “component” of an orebody are capitalised as part of the cost of construction of the mine (or pit). A “component” is a specific section of the orebody that is made more accessible by the stripping activity. It will typically be a subset of the larger orebody that is distinguished by a separate useful economic life (for example, a pushback).
These are then amortised over the life of the mine (or pit) on a units of production basis.
Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, initial stripping costs are accounted for separately by reference to the ore from each separate pit. If, however, the pits are highly integrated for the purpose of mine planning, the second and subsequent pits are regarded as extensions of the first pit in accounting for stripping costs. In such cases, the initial stripping of the second and subsequent pits is considered to be production phase stripping (see below).

Key judgement	Deferral of stripping costs
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
In order for production phase stripping costs to qualify for capitalisation as a stripping activity asset, 3 criteria must be met:
•it must be probable that there will be an economic benefit in a future accounting period because the stripping activity has improved access to the orebody
•it must be possible to identify the “component” of the orebody for which access has been improved
•it must be possible to reliably measure the costs that relate to the stripping activity.

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
of calculating the life-of-component ratio is the ore to be extracted from the originally identified component.
Stripping costs for the component are deferred to the extent that the current period ratio exceeds the life-of-component ratio.
Allocation to inventory	Not applicable	Not applicable	Stripping costs are allocated to inventory based on a relevant production measure using a life- of-component strip ratio.
Life-of-component ratio
The life-of-component ratios are based on the Ore Reserves of the mine (and for some mines, other Mineral Resources) and the annual mine plan. They are a function of the mine design and, therefore, changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact the Ore Reserves (and for some mines, other Mineral Resources) may also have an impact on the life-of-component ratios even if they do not affect the mine design. Changes to the ratios are accounted for prospectively.

Depreciation basis	Depreciated on a “units of production” basis based on expected production of either ore or minerals contained in the ore over the life of the component unless another method is more appropriate.
Property, plant and equipment - owned and leased assets

	2025 US$m	2024 US$m
Property, plant and equipment – owned	82,889	67,345
Right-of-use assets – leased	1,421	1,228
Net book value	84,310	68,573

Annual Report on Form 20-F 2025	190	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
13 Property, plant and equipment continued
Property, plant and equipment – owned

		2025
	Note	Mining properties and leases(a) US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2025		14,196	8,220	34,373	10,556	67,345
Adjustment on currency translation(b)		491	362	1,851	362	3,066
Adjustments to capitalised closure costs	14	811	–	–	–	811
Interest capitalised(c)	9	–	–	–	411	411
Additions(d)		627	133	1,749	10,415	12,924
Depreciation for the year(a)		(1,294)	(608)	(3,853)	–	(5,755)
Impairment charges net of reversals(e)		–	(35)	(233)	(69)	(337)
Disposals		–	(4)	(54)	(139)	(197)
Newly consolidated operations(f)		352	1,808	659	1,947	4,766
Transfers and other movements(g)		1,956	66	4,662	(6,829)	(145)
At 31 December 2025		17,139	9,942	39,154	16,654	82,889
Comprising:
– cost		35,329	17,521	89,037	16,764	158,651
– accumulated depreciation and impairment		(18,190)	(7,579)	(49,883)	(110)	(75,762)
Total		17,139	9,942	39,154	16,654	82,889

Non-current assets pledged as security(h)		5,509	2,248	9,304	2,070	19,131

		2024
	Note	Mining properties and leases(a) US$m	Land and buildings US$m	Plant and equipment US$m	Capital works in progress US$m	Total US$m
Net book value
At 1 January 2024		13,555	8,022	36,345	7,368	65,290
Adjustment on currency translation(b)		(500)	(548)	(2,634)	(396)	(4,078)
Adjustments to capitalised closure costs	14	64	–	–	–	64
Interest capitalised(c)	9	–	–	–	424	424
Additions(d)		350	246	1,226	7,551	9,373
Depreciation for the year(a)		(1,217)	(531)	(3,554)	–	(5,302)
Impairment charges net of reversals(e)		(38)	(39)	(457)	(9)	(543)
Disposals		(1)	(5)	(75)	(17)	(98)
Newly consolidated operations(f)		150	64	429	7	650
Operations divested		–	(2)	(34)	–	(36)
Transfers and other movements(g)		1,833	1,013	3,127	(4,372)	1,601
At 31 December 2024		14,196	8,220	34,373	10,556	67,345
Comprising
–cost		30,762	14,822	78,295	10,925	134,804
–accumulated depreciation and impairment		(16,566)	(6,602)	(43,922)	(369)	(67,459)
Total		14,196	8,220	34,373	10,556	67,345

Non-current assets pledged as security(h)		5,676	2,257	7,058	3,397	18,388
(a)At 31 December 2025, the net book value of capitalised production phase stripping costs totalled US$2,506 million, with US$2,057 million within “Property, plant and equipment” and a further US$449 million within “Investments in equity accounted units” (2024: total of US$2,326 million, with US$1,947 million in “Property, plant and equipment” and a further US$379 million within “Investments in equity accounted units”). During the year, capitalisation of US$622 million was offset by depreciation of US$460 million, inclusive of amounts recorded within equity accounted units (2024: US$423 million offset by depreciation of US$580 million). Depreciation of deferred stripping costs in respect of subsidiaries of US$303 million (2024:
US$411 million; 2023: US$216 million) is included within “Depreciation for the year”.
(b)Adjustment on currency translation represents the impact of exchange differences arising on the translation of the assets of entities with functional currencies other than the US dollar, recognised directly in the currency translation reserve. The adjustment in 2025 arose primarily from the strengthening of the Australian and Canadian dollars against the US dollar.
(c)Our average borrowing rate, excluding any project finance, used for capitalisation of interest is 5.40% (2024: 7.20%).
(d)Additions to “Property, plant and equipment” includes US$116 million of spend on carbon abatement (2024: US$144 million).
(e)Refer to note 4 for details.
(f)In 2025, newly consolidated operations primarily relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details. In 2024, this primarily related to the acquisition of the remaining 20.64% interest in New Zealand Aluminium Smelters (NZAS), including fair value adjustments for contributed assets.
(g)“Transfers and other movements” includes reclassification between categories. In 2025, this primarily related to amounts reclassed from Capital works in progress to other property, plant and equipment categories for assets at Oyu Tolgoi and Pilbara. In 2024, this included amounts reclassified from Intangible Assets relating to exploration and evaluation at Simandou
(US$732 million) and Rincon (US$1,013 million) following Board approval of “notice to proceed” in February 2024 and December 2024, respectively.
(h)Excludes assets held under capitalised lease arrangements. Non-current assets pledged as security represent amounts pledged as collateral against US$3,794 million (2024: US$4,011 million) of loans, which are included in note 21.

Annual Report on Form 20-F 2025	191	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
13 Property, plant and equipment continued

Impact of climate change on our business	Useful economic lives of our power generating assets
The Group has committed to reducing Scope 1 and Scope 2 carbon emissions by 50% relative to our 2018 baseline by 2030 and achieving net zero emission across our operations by 2050. We expect to invest US$1 billion to US$2 billion on carbon abatement projects between
2022 and 2030. Transitioning electricity from principally fossil fuel-based power generating assets to principally renewables is critical to achieving that goal. The carrying value of power generating assets is set out in the table below. The weighted average remaining useful economic life of plant and equipment for fossil fuel-based power generating assets is 8 years (2024: 10 years). Given the technical limitations of intermittent renewable energy generation and energy storage systems, and our need for reliable baseload electricity, we expect our current generation assets will be integral to those needs for the foreseeable future. We are investing in research and development and evaluating new market options that may overcome these technical challenges. Should pathways for eliminating fossil fuel power generating assets be identified we may need to accelerate depreciation or impair the assets; however, at this present moment the requirement for fossil fuel powered back-up means that early retirement of the assets is not expected and no change to depreciation rates is required.

	2025		2024
Net book value of power generating assets powered by	Land and buildings US$m	Plant and equipment US$m	Land and buildings US$m	Plant and equipment US$m
–Fossil fuels	100	809	59	840
–Renewables	190	2,518	177	2,375
Right-of-use assets – leased

	2025			2024
	Land and buildings US$m	Plant and equipment US$m	Total US$m	Land and buildings US$m	Plant and equipment US$m	Total US$m
Net book value
At 1 January	524	704	1,228	543	635	1,178
Adjustment on currency translation	28	21	49	(37)	(24)	(61)
Additions	61	576	637	150	420	570
Depreciation for the year	(110)	(400)	(510)	(125)	(353)	(478)
Net impairment (charges)/reversals(a)	–	(4)	(4)	–	5	5
Newly consolidated operations	–	48	48	–	–	–
Disposals	(10)	(3)	(13)	–	–	–
Transfers and other movements	(24)	10	(14)	(7)	21	14
At 31 December	469	952	1,421	524	704	1,228
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
14 Close-down, restoration and environmental provisions
Recognition and measurement
The Group has provisions for close-down and restoration costs, which include the dismantling and demolition of infrastructure, the removal of residual materials, and the remediation of disturbed areas for mines and certain refineries and smelters. The obligation may arise during development or during the production phase of a facility. These provisions are based on all regulatory requirements and any other commitments made to stakeholders. The provision excludes the impact of future disturbance that is planned to occur during the life of mine, so that it represents only existing disturbance as at the balance sheet date.
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
The timing of closure and the rehabilitation plans for the site can be uncertain and dependent upon future capital allocation decisions, which involve estimation of future economic circumstances and business cases. In such circumstances, the closure provision is estimated using probability weighting of the different remediation and closure scenarios.

Annual Report on Form 20-F 2025	192	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
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
Changes in closure provisions relating to closed and fully impaired operations are charged/(credited) to “Net operating costs” in the income statement.
Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the estimated outstanding continuous rehabilitation work at each balance sheet date and the cost is charged to the income statement.
The closure provision is represented by forecast future underlying cash flows expressed in real terms at the balance sheet date. These are discounted for the time value of money based on a long-term view of low-risk market yields which includes a review of historic trends plus risks and opportunities for which future cash flows have not been adjusted, namely potential improvements in closure practices between the reporting date and the point at which rehabilitation spend takes place. The real-terms discount rate used is 2.5% (2024: 2.5%) which is applied to all locations since we expect to meet closure cash flows principally from US dollar revenues and financing, with activities coordinated by the Group’s central closure team.
To roll forward those real-terms cash flows between periods, we identify local rates of inflation based on Producer Price Inflation (PPI) indices and, together with the real-terms discount rate, unwind the discount through the line “Amortisation of discount on provisions”, shown within
“Finance items” in the income statement. This nominal rate for cost escalation in the current financial year is estimated at the start of each half-year and applied systematically for 6 months. At the end of each half year we update the underlying cash flows for the latest estimate of experienced inflation, if it differs materially from our forecast, for the current financial year and record this as “changes to existing provisions”.
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
charged to “Net operating costs”, except for the unwinding of the discount which is shown within “Amortisation of discount on provisions”.
Remediation procedures may commence soon after the time the disturbance, remediation process and estimated remediation costs become known, but can continue for many years depending on the nature of the disturbance and the remediation techniques used.

	Note	2025 US$m	2024 US$m
At 1 January		15,731	17,150
Adjustment on currency translation		907	(1,128)
Adjustments to mining properties/right-of-use assets:	13
–increases to existing and new provisions		811	851
–change in discount rate		–	(787)
Charged/(credited) to profit:
–increases to existing and new provisions		518	435
–change in discount rate		–	(235)
–unused amounts reversed		(126)	(88)
–exchange (gains)/losses on provisions		(48)	26
–amortisation of discount		768	843
Utilised in year		(1,049)	(1,142)
Newly consolidated operations(a)		319	61
Transfers and other movements		—	(255)
At 31 December(b)		17,831	15,731
Balance sheet analysis:
Current		1,128	1,183
Non-current		16,703	14,548
Total		17,831	15,731
(a)In 2025, this relates to our acquisition of Arcadium Lithium plc. Refer to note 5 for details. In 2024, this relates to our acquisition of an additional 20.64% interest in NZAS.
(b)Close-down, restoration and environmental provisions at 31 December 2025 have not been adjusted for closure-related receivables amounting to US$394 million (2024: US$350 million)
due from the ERA trust fund and other financial assets held for the purposes of meeting closure obligations. These are included within “Receivables and other assets” on the balance sheet.

Annual Report on Form 20-F 2025	193	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
14 Close-down, restoration and environmental provisions continued

Key judgement	Close-down, restoration and environmental obligations
We use our judgement and experience to determine the potential scope of closure rehabilitation work required to meet the Group’s legal, statutory and constructive obligations, and any other commitments made to stakeholders, and the options and techniques available to meet those obligations in order to estimate the associated costs and the likely timing of those costs. Significant judgement is also required to then determine both the costs associated with that work and the other assumptions used to calculate the provision. External experts support the cost estimation process where appropriate, but there remains significant estimation uncertainty.
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
reliably estimated, which on average is around 30 years. Where an alternative commercial arrangement to meet our obligations can be predicted with confidence, this period may be shorter.

Analysis of close-down, restoration and environmental provisions

	2025 US$m	2024 US$m
Undiscounted close-down, restoration and environmental obligations	25,900	23,038
Impact of discounting	(8,069)	(7,307)
Present value of close-down, restoration and environmental provisions	17,831	15,731
Attributable to:
Operating sites	13,710	11,715
Non-operating sites	4,121	4,016
Total close-down, restoration and environmental provisions	17,831	15,731

Closure cost composition as at 31 December	2025 US$m	2024 US$m
Decommissioning, decontamination and demolition	3,675	3,065
Closure and rehabilitation earthworks(a)	5,330	4,628
Long-term water management costs(b)	1,440	1,316
Post-closure monitoring and maintenance	1,668	1,581
Indirect costs, owners’ costs and contingency(c)	5,718	5,141
Total	17,831	15,731
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
quantitative estimation uncertainties, which are allocated to the underlying cost driver and presented within the respective cost categories above.

Geographic composition as at 31 December	2025 US$m	2024 US$m
Australia	10,056	8,546
US	4,581	4,419
Canada	1,558	1,517
Other countries	1,636	1,249
Total	17,831	15,731
The geographic composition of the closure provision shows that our closure obligations are largely in countries with established levels of regulation in respect of mine and site closure.

Annual Report on Form 20-F 2025	194	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
14 Close-down, restoration and environmental provisions continued
Projected cash flows (undiscounted) for close-down, restoration and environmental provisions

	<1 year US$m	1-3 years US$m	3-5 years US$m	>5 years US$m	Total US$m
At 31 December 2025	1,128	2,821	2,138	19,813	25,900
At 31 December 2024	1,183	2,497	1,880	17,478	23,038
Remaining lives of operations and infrastructure range from 1 to over 50 years with an average for all sites, weighted by undiscounted present closure obligation, of around 15 years. Although the ultimate cost to be incurred is uncertain, the Group’s businesses estimate their respective costs based on current restoration standards, techniques and expected climate conditions.

Key accounting estimate	Close-down, restoration and environmental obligations
The most significant assumptions and estimates used in calculating the provision are:
•Closure timeframes. The weighted average remaining lives of operations is shown above. Some expenditure may be incurred before closure while the operation as a whole is in production.
•The length of any post-closure monitoring period. This will depend on the specific site requirements and the availability of alternative commercial arrangements; some expenditure can continue into perpetuity. The Rio Tinto Kennecott closure and environmental remediation provision includes an allowance for ongoing monitoring and remediation costs, including groundwater treatment, of approximately US$0.7 billion.
•The probability weighting of possible closure scenarios. The most significant impact of probability weighting is at the Pilbara operations (Iron Ore)
relating to infrastructure, and incorporates the expectation that some infrastructure will be retained by the relevant State authorities post closure.
The assignment of probabilities to this scenario reduces the closure provision by US$0.5 billion.
•Appropriate sources on which to base the calculation of the discount rate. The discount rate, by nature, is subjective and therefore sensitivities are shown below for how the provision balance would change if discounted at alternative discount rates.
There is significant estimation uncertainty in the calculation of the provision and cost estimates can vary in response to many factors including:
•changes to the relevant legal or local/national government requirements and any other commitments made to stakeholders
•review of remediation and relinquishment options
•additional remediation requirements identified during the rehabilitation
•the emergence of new restoration techniques
•precipitation rates and climate change
•change in foreign exchange rates
•change in the expected closure date
•change in the discount rate.
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
Project-specific risks are embedded within the cash flows which are based on a central case estimate of closure activities assuming that the obligation is fulfilled by the Group. These cash flows are then discounted, as mentioned above, using a consistent discount rate applied to all locations.

Impact of climate change on our business	Close-down, restoration and environmental costs
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
closure conditions are an important part of the approval process. For longer-lived assets, closure provisions are typically based on conceptual level studies that are refreshed at least every 5 years; these are evolving to incorporate greater consideration of forecast climate conditions at closure.

Annual Report on Form 20-F 2025	195	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
14 Close-down, restoration and environmental provisions continued
Sensitivity analysis
Close-down, restoration and environmental provisions are based on risk-adjusted cash flows expressed in real terms. On 30 June 2024, we revised the closure discount rate from 2.0% to 2.5%, applied prospectively from that date. We reassessed the closure discount rate in the current year and continue to consider the real rate of 2.5% is the most appropriate rate to use.
The impact of discounting on the provision is illustrated below:

	At 31 December 2025			At 31 December 2024
	Capitalised within “Property, plant and equipment” US$m	Charged/(credited) to the income statement US$m	Total increase/ (decrease) in provision US$m	Capitalised within “Property, plant and equipment” US$m	Charged/(credited) to the income statement US$m	Total increase/ (decrease) in provision US$m
Discount rate decreased to 1.0%	3,700	400	4,100	3,300	400	3,700
Discount rate increased to 3.0%	(1,000)	(100)	(1,100)	(900)	(100)	(1,000)
15 Deferred taxation
Recognition and measurement
The Group’s accounting policy in relation to deferred taxation is outlined within note 10.
Analysis of deferred tax
The movement in deferred tax (liabilities)/assets during the year is as follows.

	2025 US$m	2024 US$m
At 1 January	1,381	1,040
Adjustment on currency translation	1	(10)
(Charged)/credited to the income statement	(302)	393
(Charged) to the statement of comprehensive income(a)	(12)	(32)
Newly consolidated operations(b)	(817)	–
Other movements(c)	(57)	(10)
At 31 December	194	1,381
Comprising:
– deferred tax assets(d)(e)	4,288	4,016
– deferred tax liabilities(f)	(4,094)	(2,635)
Deferred tax balances for which there is a right of offset within the same tax jurisdiction are presented net on the face of the balance sheet as required by IAS 12. The closing deferred tax assets and liabilities, prior to this offsetting of balances, are shown below.

	Deferred tax assets		Deferred tax liabilities		Credited/(charged) to the income statement
	2025 US$m	2024 US$m	2025 US$m	2024 US$m	2025 US$m	2024 US$m
Tax losses(d)	1,290	1,461	–	–	(220)	98
Tax credits(d)	627	540	–	–	87	(43)
Provisions and other liabilities	5,562	4,710	–	–	542	785
Capital allowances	1,084	1,024	(7,106)	(5,378)	(364)	(323)
Post-retirement benefits	191	187	(49)	(50)	46	28
Unrealised exchange losses	170	157	(22)	(13)	(9)	(11)
Unremitted earnings(f)	–	–	(471)	(391)	(6)	–
Capitalised and accrued interest	–	–	(1,013)	(766)	(225)	(217)
Other temporary differences	604	371	(673)	(471)	(153)	76
Total	9,528	8,450	(9,334)	(7,069)	(302)	393
(a)The amounts (charged) directly to the statement of comprehensive income include provisions for tax on cash flow hedges and on remeasurement gains/(losses) on pension schemes and on post-retirement healthcare plans.
(b)Newly consolidated operations relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details.
(c)Other movements includes deferred tax relating to unremitted earnings of equity accounted units.
(d)Recognised deferred tax assets of US$1,133 million (2024: US$1,293 million) are subject to expiry if not recovered within certain time limits as specified in local tax legislation and investment agreements. Of those recognised assets, US$16 million (2024: US$66 million) would expire within one year if not used, US$285 million (2024: US$93 million) would expire within one to 5 years, and US$832 million (2024: US$1,134 million) would expire in more than 5 years.
(e)Recognised and unrecognised deferred tax assets are shown in the table on page 196 and totalled US$11,271 million at 31 December 2025 (2024: US$9,994 million). Of this total,
US$4,288 million has been recognised as deferred tax assets (2024: US$4,016 million), leaving US$6,983 million (2024: US$5,978 million) unrecognised, as recovery is not considered probable.
(f)Deferred tax liabilities are not recognised on the unremitted earnings of subsidiaries and joint ventures totalling US$2,790 million (2024: US$2,152 million) where the Group is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. If these earnings were remitted, tax of US$146 million (2024: US$99 million) would be payable.

Annual Report on Form 20-F 2025	196	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
15 Deferred taxation continued

Other relevant judgements	Recoverability of deferred tax assets
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
The Mongolian Tax Authority has issued a number of tax assessments dating back to 2013, which are inconsistent with the Oyu Tolgoi
Investment Agreement and Mongolian legislation. The matters under dispute have been referred to international arbitration. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and/or recovery of recognised deferred tax items, including those in respect of amounts accrued and payable in the future. The issuance of the arbitration award on matters of this complexity can typically take longer than 12 months to conclude following the International Arbitration hearings, which occurred in September 2025.

Analysis of deferred tax assets
The recognised amounts in the table below do not include deferred tax assets that have been netted off against deferred tax liabilities.

	Recognised		Unrecognised
At 31 December	2025 US$m	2024 US$m	2025 US$m	2024 US$m
Australia	1,416	1,132	505	563
Mongolia(a)	1,366	1,780	255	68
Canada	519	331	764	511
US(b)	377	262	841	926
UK	34	66	2,907	2,343
France	–	–	1,408	1,233
Other countries	576	445	303	334
Total(c)(d)	4,288	4,016	6,983	5,978
(a)Deferred tax assets recognised in Mongolia are in relation to anticipated future deductions and, in 2024, also included US$419 million from tax losses that expire if not recovered against taxable profits within 8 years. Deferred tax assets have been calculated in accordance with the Oyu Tolgoi Investment Agreement and Mongolian legislation. The interpretation of the Investment Agreement by the Mongolian Tax Authority is under dispute and has been referred to international arbitration. Differences in interpretation of the Investment Agreement and Mongolian legislation could have a material impact on the amount and/or period of recovery of deferred tax assets.
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
(c)US$2,892 million (2024: US$2,561 million) of the unrecognised assets relate to realised or unrealised capital losses, the recovery of which depends on the existence of capital gains in future years. There are time limits, the shortest of which is one year, for the recovery of US$375 million of the unrecognised assets (2024: US$249 million).
(d)In addition to the unrecognised deferred tax assets in this table, the Group has accumulated UK foreign tax credits of US$1.5 billion (2024: US$1.4 billion). The credits are not refundable but would be available, if needed, to shelter any UK tax in respect of profits arising in the Escondida business.
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
The cost of raw materials and purchased components, and consumable stores, is the purchase price. The cost of work in progress, and finished goods and goods for resale, is generally the cost of production, including directly attributable labour costs, materials and contractor expenses, the depreciation of assets used in production and production overheads.
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
and net realisable value is calculated on a discounted cash flow basis. Quantities of stockpiled ore are assessed primarily through surveys and assays. Certain estimates, including expected metal recoveries, are calculated using available industry, engineering and scientific data, and are periodically reassessed, taking into account technical analysis and historical performance.

Annual Report on Form 20-F 2025	197	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
16 Inventories continued

	2025 US$m	2024 US$m
Raw materials and purchased components	959	971
Consumable stores	1,776	1,560
Work in progress	2,506	1,931
Finished goods and goods for resale	2,065	1,620
Total inventories	7,306	6,082
Comprising:
Expected to be used within one year	6,968	5,860
Expected to be used after more than one year	338	222
Total inventories	7,306	6,082
During 2025, the Group recognised a net inventory write-off of US$28 million (2024: US$49 million write-off). This included inventory write-
offs of US$82 million (2024: US$77 million) partly offset by a write-back of previously written down inventory due to an increase in realisable values amounting to US$54 million (2024: US$28 million).
At 31 December 2025, US$1,072 million (2024: US$947 million) of inventories were pledged as security for liabilities.
17 Receivables and other assets
Recognition and measurement
Financial assets (except provisionally priced receivables) which are held under a hold to collect business model and have cash flows that meet the “solely payments of principal and interest” (SPPI) criteria are recognised at amortised cost. Provisionally priced receivables are measured at fair value through profit or loss with subsequent fair value gains or losses taken to the income statement.
As a part of our working capital management, we offer receivables factoring and letter of credit programs for our customers/receivables. For our receivables under letter of credit programs, the business model of “hold to collect” has not changed and these continue to be recognised at amortised cost, as the sale of the letter of credit is made close to maturity of receivables and discounting costs are immaterial. The receivables under our global factoring program do not meet the “hold to collect” model and therefore are recognised at fair value through profit or loss and continue to be classified as trade receivables within operating cash flows. US$697 million of receivables (2024: US$588 million) are subject to our factoring program and
US$965 million (2024: US$510 million) of receivables subject to a letter of credit discounting program have been transferred to the participating banks and derecognised at the reporting date.

	2025			2024
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Trade receivables(a)	–	2,658	2,658	–	2,344	2,344
Other financial receivables(a)	526	729	1,255	355	643	998
Other receivables(b)	601	718	1,319	380	429	809
Prepayment of tolling charges to jointly controlled entities(c)	71	–	71	94	–	94
Pension surpluses (note 29)	505	–	505	405	–	405
Other prepayments	138	891	1,029	163	825	988
Total(d)	1,841	4,996	6,837	1,397	4,241	5,638
(a)At 31 December 2025, trade receivables and other financial receivables are stated net of allowances for expected credit losses of US$73 million (2024: US$72 million). We apply the
“simplified approach” to trade receivables and receivables relating to net investment in finance leases and a “general approach” to all other financial assets.
(b)At 31 December 2025, other receivables include US$376 million (2024: US$333 million) related to Energy Resources of Australia Ltd’s (ERA) deposit held in a trust fund which is controlled by the
Government of Australia. ERA are entitled to reimbursement from the fund once specific phases of rehabilitation relating to the Ranger Project are completed. The fund is outside the scope of IFRS 9.
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
limits. The Commercial team monitors outstanding customer receivables regularly and highlights any credit concerns to senior management.
Receivables to high-risk customers are often secured by letters of credit or other forms of credit enhancement.
The expected credit loss on our trade receivable portfolio is insignificant.

Annual Report on Form 20-F 2025	198	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
18 Trade and other payables
Recognition and measurement
Trade payables are measured at amortised cost, with the exception of provisionally priced contracts which are held at fair value as per IFRS 9.

	2025			2024
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Trade payables	–	3,596	3,596	–	3,196	3,196
Other financial payables	177	1,261	1,438	188	1,192	1,380
Other payables	84	145	229	42	143	185
Deferred income(a)	428	493	921	118	338	456
Accruals	53	2,773	2,826	–	1,751	1,751
Employee entitlements	–	1,136	1,136	–	920	920
Royalties and mining taxes	3	713	716	2	622	624
Amounts owed to equity accounted units	237	16	253	193	16	209
Total	982	10,133	11,115	543	8,178	8,721
(a)Deferred income includes contract liabilities of US$414 million (2024: US$358 million).
The fair value of trade payables and financial instruments within other financial payables approximates their carrying value.
Supplier finance arrangements
The Group participates in supplier finance arrangements with designated banks whereby suppliers may elect to receive early payment of their invoice from a third-party bank by factoring their receivable from Rio Tinto. These arrangements do not modify the terms of the original liability with respect to either counterparty terms, settlement date or amount due. Although they are open to a wide range of suppliers, we typically see a take-up for suppliers with payment terms ranging from 60 to 105 days, similar to the prior year. For comparable trade payables that are not part of supplier finance arrangements, the range of payment terms are similar. Use of the early settlement facility is voluntary and at the suppliers' discretion on an invoice-by-invoice basis. Financial liabilities subject to supplier finance arrangements, therefore, continue to be classified as trade payables with cash outflows showing within operating cash flows. There were no significant non-cash changes in the carrying amount of the trade payables included in the Group's supplier finance arrangements.
As at 31 December 2025, the carrying value of the financial liabilities that are part of supplier finance arrangements presented within trade payables amounts to US$622 million (2024: US$714 million), of which US$574 million (2024: US$603 million) relates to amounts that suppliers have already received as payment from the banks on the reporting date.
19 Other provisions
Recognition and measurement
Other provisions are recognised when it is more likely than not that we will become obliged, legally or constructively, to future expenditure because of a past event. The provision reflects the best estimate of the expenditure needed to settle the obligation which existed at the balance sheet date. Where there is sufficient objective evidence of reasonably expected future events (such as changes in technology and new legislation) we reflect this in the amounts recognised. Other provisions includes provision for legal claims, onerous contracts and claims for past royalties.

	2025 US$m	2024 US$m
Opening balance at 1 January	1,107	1,371
Adjustment on currency translation	54	(69)
Adjustments to mining properties/right-of-use assets:
– increases to existing and new provisions	24	17
– change in discount rate	–	(2)
Charged/(credited) to profit:
– increases to existing and new provisions	418	184
– change in discount rate	–	(7)
– unused amounts reversed	(45)	(104)
– exchange gain on provisions	(6)	–
– amortisation of discount	10	14
Utilised in year	(402)	(94)
Newly consolidated operations(a)	375	—
Transfers and other movements	(59)	(203)
Closing balance at 31 December	1,476	1,107
Balance sheet analysis:
Current	1,103	792
Non-current	373	315
Total	1,476	1,107
(a)Newly consolidated operations relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details.

Annual Report on Form 20-F 2025	199	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
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
Our Board and senior management regularly review the capital structure and liquidity of the Group. They take into account our strategic priorities, the economic and business conditions, and any identified investment opportunities, along with the expected returns to shareholders. We expect total cash returns to shareholders over the longer term to be in a range of 40–60% of underlying earnings in aggregate through the cycle.
We consider various financial metrics when managing our capital structure and liquidity risk, including total capital, net debt, gearing, the overall level of borrowings and their maturity profile, liquidity levels, future cash flows, underlying EBITDA and interest cover ratios.
Our total capital as at 31 December is shown in the table below.

	Note	2025 US$m	2024 US$m
Equity attributable to owners of Rio Tinto (see consolidated balance sheet)		62,203	55,246
Equity attributable to non-controlling interests (see consolidated balance sheet)		4,821	2,719
Net debt	20	14,362	5,491
Total capital		81,386	63,456
We have access to various forms of financing including corporate bonds issued in debt capital markets through our US Shelf and Euro
Medium Term Note Programmes, commercial paper, project finance, bank loans and credit facilities.
On 6 March 2025, we drew the US$7 billion bridge loan facility to fund the acquisition of Arcadium Lithium plc. Refer to note 5 for further details. The facility was subsequently repaid on 19 March 2025 following our US$9 billion bond issuance of fixed and floating rate SEC-registered debt securities on 14 March 2025. The Group also has an existing US$7.5 billion multi-currency revolving credit facility which matures in November 2028. This facility remained undrawn throughout the year. At 31 December 2025, the Group’s subsidiaries had aggregate committed borrowing facilities of
US$742 million (2024: US$738 million) available. These amounts are available for use by the respective holders of each facility only and are not available for use across the Group.
Our credit ratings as at 31 December, as provided by Standard & Poor’s, Fitch Ratings Limited(a) and Moody’s Investor Services, were:

	2025	2024
Long-term rating	A/A/A1	A/NR/A1
Short-term rating	A-1/F1/P-1	A-1/NR/P-1
Outlook	Stable/Stable/Stable	Stable/NR/Stable
(a)The Group did not have a solicited credit rating (NR) from Fitch Ratings Limited as at 31 December 2024.
Our unified credit status is maintained through cross guarantees, which means the contractual obligations of each of Rio Tinto plc and Rio
Tinto Limited are automatically guaranteed by the other.
Financial liability analysis
In the table below, we summarise the maturity profile of our financial liabilities on our balance sheet based on contractual undiscounted payments as at 31 December. When the amount payable is not fixed, the amount disclosed is determined by reference to the conditions existing at the end of the reporting period. This will, therefore, not necessarily agree with the amounts disclosed as the carrying value.

	2025					2024
(Outflows)/Inflows	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	After 5 years US$m	Total US$m	Within 1 year or on demand US$m	Between 1 and 2 years US$m	Between 2 and 5 years US$m	After 5 years US$m	Total US$m
Non-derivative financial liabilities
Trade and other financial payables(a)	(7,374)	(82)	(31)	(354)	(7,841)	(6,032)	(30)	(43)	(307)	(6,412)
Expected lease liability payments	(581)	(376)	(489)	(428)	(1,874)	(398)	(306)	(488)	(551)	(1,743)
Borrowings before swaps	(738)	(1,158)	(6,298)	(13,906)	(22,100)	(185)	(630)	(3,007)	(8,854)	(12,676)
Expected future interest payments(a)	(1,182)	(1,188)	(2,911)	(8,256)	(13,537)	(748)	(729)	(1,873)	(4,260)	(7,610)
Other financial liabilities	(66)	–	–	–	(66)	–	–	–	–	–
Derivative financial liabilities(b)
Derivatives related to net debt – net settled	(34)	(34)	(35)	1	(102)	(78)	(50)	(86)	(17)	(231)
Derivatives related to net debt – gross settled(a)
–gross inflows	27	27	728	–	782	13	25	701	–	739
–gross outflows	(34)	(34)	(875)	–	(943)	(34)	(34)	(909)	–	(977)
Derivatives not related to net debt – net settled	(176)	(105)	(219)	(59)	(559)	(81)	(33)	(117)	(149)	(380)
Derivatives not related to net debt – gross settled
–gross inflows	136	–	–	–	136	240	–	–	–	240
–gross outflows	(137)	–	–	–	(137)	(240)	–	–	–	(240)
Total	(10,159)	(2,950)	(10,130)	(23,002)	(46,241)	(7,543)	(1,787)	(5,822)	(14,138)	(29,290)
(a)The interest payable at the year end is removed from trade and other financial payables and shown within expected future interest payments and derivatives related to net debt. Interest payments have been projected using interest rates applicable at the end of the applicable financial year. Where debt is subject to variable interest rates, future interest payments are subject to change in line with market rates.
(b)The maturity grouping is based on the earliest payment date.
Our weighted average debt maturity including leases and derivatives related to debt was approximately 11 years (2024: 11 years).

Annual Report on Form 20-F 2025	200	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
20 Net debt
Analysis of changes in net debt

	2025
	Financial liabilities
	Borrowings excluding overdrafts (note 21)(a) US$m	Lease liabilities (note 22)(b) US$m	Derivatives related to net debt (note 24)(c) US$m	Cash and cash equivalents including overdrafts (note 23)(a) US$m	Other investments (note 24)(d) US$m	Net debt US$m

At 1 January	(12,431)	(1,413)	(343)	8,484	212	(5,491)
Foreign exchange adjustment	(53)	(60)	46	95	14	42
Net cash movements excluding exchange movements	(7,816)	522	(14)	(7)	131	(7,184)
Newly consolidated operations(e)	(1,553)	(46)	–	293	–	(1,306)
Other non-cash movements	(71)	(589)	231	–	6	(423)
At 31 December	(21,924)	(1,586)	(80)	8,865	363	(14,362)

	2024
	Financial liabilities			Other assets
	Borrowings excluding overdrafts (note 21)(a) US$m	Lease liabilities (note 22)(b) US$m	Derivatives related to net debt (note 24)(c) US$m	Cash and cash equivalents including overdrafts (note 23)(a) US$m	Other investments (note 24)(d) US$m	Net debt US$m
At 1 January	(13,000)	(1,351)	(429)	9,672	877	(4,231)
Foreign exchange adjustment	57	69	(30)	(99)	(1)	(4)
Cash movements excluding exchange movements	494	455	104	(1,089)	(675)	(711)
Other non-cash movements	18	(586)	12	–	11	(545)
At 31 December	(12,431)	(1,413)	(343)	8,484	212	(5,491)
(a)Borrowings excluding overdrafts of US$21,924 million (2024:US$12,431 million) differs from Borrowings on the balance sheet as it excludes bank overdrafts of US$7 million
(2024: US$11 million) which has been included in cash and cash equivalents for the net debt reconciliation.
(b)Other non-cash movements in lease liabilities include the net impact of additions, modifications and terminations during the year.
(c)Included within derivatives related to net debt are interest rate and cross-currency interest rate swaps that are in hedge relationships with the Group’s debt.
(d)Other investments includes US$363 million of term deposits with a maturity greater than 3 months. In 2024, the entire balance of US$212 million comprised highly liquid financial assets held in a separately managed portfolio of fixed income instruments, classified as held for trading.
(e)This relates to our acquisition of Arcadium Lithium plc. Refer to note 5 for details.
The table below summarises, by currency, our net debt, after taking into account relevant cross-currency interest rate swaps and foreign exchange contracts:

	2025						2024
Net debt by currency	Borrowings excluding overdrafts US$m	Lease liabilities US$m	Derivatives related to net debt US$m	Cash and cash equivalents US$m	Other investments US$m	Net debt US$m	Net debt US$m
US dollar	(21,674)	(707)	(80)	7,921	–	(14,540)	(5,743)
Australian dollar	(64)	(495)	–	310	363	114	128
Canadian dollar	(186)	(167)	–	97	–	(256)	(235)
South African rand	–	(2)	–	147	–	145	165
Other	–	(215)	–	390	–	175	194
Total	(21,924)	(1,586)	(80)	8,865	363	(14,362)	(5,491)
21 Borrowings
Recognition and measurement
Borrowings are recognised initially at fair value, net of transaction costs incurred, and are subsequently measured at amortised cost.
Our policy is to predominantly borrow in US dollars (USD) at floating interest rates, either directly or through the use of derivatives, as:
•the majority of our sales are in USD
•historically a lower cost of borrowing has been observed from maintaining a floating rate exposure
•historically there has been a correlation between interest rates and commodity prices.
For bonds with fixed interest rates, we generally enter into interest rate swaps to convert them to floating rates. The tenor of the interest rate swaps is sometimes shorter than the tenor of the bond which means we remain exposed to long-term fixed-rate funding. As interest rate swaps mature, new medium-dated swaps are generally transacted to maintain this floating rate exposure; however, we may elect to maintain a proportion of fixed-rate funding after considering market conditions, the cost and form of funding, and other related factors.
We have designated the swaps to be in fair value hedge relationships with the corresponding period of future interest payments of the respective debt.
Where we borrow non-US denominated debt, we generally enter into cross-currency interest rate swaps to convert the principal and fixed interest coupon to a USD nominal with a USD interest coupon.

Annual Report on Form 20-F 2025	201	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
21 Borrowings continued
Borrowings
The characteristics and carrying value of the Group’s borrowings at 31 December are summarised below.

	Carrying value 2025 US$m	Carrying value 2024 US$m	Nominal value of hedged item 2025 US$m	Nominal value of hedged item 2024 US$m	Weighted average interest rate after swaps (where applicable)	Swap maturity (where applicable)

Rio Tinto Finance (USA) plc Bonds 4.375% due 2027(a)(b)	499	–	–	–
Rio Tinto Finance (USA) plc Bonds SOFR plus 0.84% due 2028(a)(b)	500	–	–	–
Rio Tinto Finance (USA) plc Bonds 4.5% due 2028(a)(b)	748	–	–	–
Rio Tinto Finance (USA) Limited Bonds 7.125% due 2028(a)	786	780	750	750	3 month SOFR +3.54%	2028
Alcan Inc. Debentures 7.25% due 2028(a)	102	101	100	100	6 month SOFR +3.33%	2028
Rio Tinto Finance plc Sterling Bonds 4.0% due 2029(a)(c)	672	624	–	–
Rio Tinto Finance (USA) plc Bonds 4.875% due 2030(a)(b)	1,754	–	1,250	–	6 month SOFR + 1.30%	2030
Alcan Inc. Debentures 7.25% due 2031(a)	415	402	400	400	6 month SOFR +3.46%	2031
Rio Tinto Finance (USA) plc Bonds 5.0% due 2032(a)(b)	1,258	–	1,250	–	6 month SOFR + 1.18%	2032
Rio Tinto Finance (USA) plc Bonds 5.0% due 2033(a)	658	646	650	650	6 month SOFR + 0.96%	2026/2033
Alcan Inc. Global Notes 6.125% due 2033(a)	754	731	750	750	6 month SOFR +2.26%	2033
Alcan Inc. Global Notes 5.75% due 2035(a)	296	287	300	300	6 month SOFR +1.83%	2035
Rio Tinto Finance (USA) plc Bonds 5.25% due 2035(a)(b)	1,737	–	1,750	–	6 month SOFR + 1.48%	2035
Rio Tinto Finance (USA) Limited Bonds 5.2% due 2040(a)	1,174	1,142	1,150	1,150	6 month SOFR +1.18%	2033
Rio Tinto Finance (USA) plc Bonds 4.75% due 2042(a)	494	492	500	500	6 month SOFR + 0.65%	2026
Rio Tinto Finance (USA) plc Bonds 4.125% due 2042	732	732	–	–
Rio Tinto Finance (USA) Limited Bonds 2.75% due 2051(a)	1,157	1,103	1,250	1,250	6 month SOFR +1.57%	2028
Rio Tinto Finance (USA) plc Bonds 5.125% due 2053(a)	1,127	1,097	1,100	1,100	6 month SOFR +0.76%	2033
Rio Tinto Finance (USA) plc Bonds 5.75% due 2055(a)(b)	1,729	–	1,750	–	6 month SOFR + 1.95%	2034
Rio Tinto Finance (USA) plc Bonds 5.875% due 2065(a)(b)	744	–	750	–	6 month SOFR + 2.07%	2035
Listed bonds(d)	17,336	8,137
Oyu Tolgoi LLC MIGA Insured Loan SOFR plus 2.65% due 2032(e)(f)	588	603
Oyu Tolgoi LLC Commercial Banks “B Loan” SOFR plus 3.4% due 2032(e)(f)	1,355	1,392
Oyu Tolgoi LLC Export Credit Agencies Loan 4.72% due 2033(e)(f)	244	249
Oyu Tolgoi LLC Export Credit Agencies Loan SOFR plus 3.65% due 2034(e)(f)	796	816
Oyu Tolgoi LLC International Financial Institutions “A Loan” SOFR plus 3.78% due 2035(e)(f)	772	792
Oyu Tolgoi project finance(d)	3,755	3,852
Other secured loans	39	93
Other unsecured loans	794	349
Bank overdrafts	7	11
Other borrowings(d)	840	453
Total borrowings(g)	21,931	12,442
Comprising:
Current borrowings	733	180
Non-current borrowings	21,198	12,262
Total borrowings(g)	21,931	12,442

(a)	The fair value movements of our borrowings and interest rate swaps that are in fair value hedge relationships are included in note 9.
(b)
On 14 March 2025, we issued US$9 billion of fixed and floating rate SEC-registered debt securities. The proceeds from the bond issuance, net of issuance costs and discount, were partly used to repay our US$7 billion bridge loan facility which was drawn on 6 March 2025 to fund the acquisition of Arcadium Lithium plc. Refer to note 5 for further details.

(c)
Rio Tinto has a US$10 billion (2024: US$10 billion) Euro Medium Term Note Programme against which the cumulative amount utilised was US$674 million equivalent at 31 December 2025
(2024: US$626 million). The carrying value of these bonds after hedge accounting adjustments amounted to US$672 million (2024: US$624 million) in aggregate.

(d)
Our listed bonds have a fair value of US$17,148 million (2024: US$7,702 million) and are categorised as level 1 in the fair value hierarchy, while those relating to project finance drawn down by Oyu Tolgoi (fair value of US$3,990 million 2024: US$4,103 million) use a number of level 3 valuation inputs. Our remaining borrowings have a fair value of US$795 million (2024: US$416 million), and are categorised as level 2 in the fair value hierarchy. The fair values of some of our financial instruments approximate their carrying values because of their short maturity, or because they carry floating rates of interest.

(e)
These borrowings relate to the Oyu Tolgoi LLC project finance facility and the due dates stated represent the final repayment date. The interest rates stated are pre-completion and will increase by 1.2% post-completion, which is expected to take place in 2029, subject to meeting certain conditions.

(f)
Our bank borrowings in Oyu Tolgoi (OT) are subject to financial covenants which require that OT maintains a certain level of debt-equity ratio and a debt service coverage ratio.
These covenants are tested at the end of each month. Based on our forecasting, we consider this risk of non-compliance with these covenants to be remote.

(g)
The Group’s borrowings of US$21,931 million (2024: US$12,442 million) include US$3,795 million (2024: US$3,945 million) of subsidiary entity borrowings that are subject to various financial and general covenants with which the respective borrowers were in compliance as at 31 December 2025 and are expected to be in compliance within 12 months after the reporting date. The non-compliance with these covenants, if not remediated, could permit the lender to immediately call the loan and borrowings.

Annual Report on Form 20-F 2025	202	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
22 Leases
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
Where a lease contains an extension option that we can exercise without negotiation, lease payments for the extension period are included in the liability if we are reasonably certain that we will exercise the option. Variable lease payments not dependent on an index or rate are excluded from the calculation of lease liabilities at initial recognition. Payments are discounted at the incremental borrowing rate of the lessee, unless the interest rate implicit in the lease can be readily determined. For lease agreements relating to vessels, ports and properties, non-lease components are excluded from the future lease payments and recorded separately within operating costs as services are being provided. The lease liability is measured at amortised cost using the effective interest method. The right-of-use asset arising from a lease arrangement at initial recognition reflects the lease liability, initial direct costs, lease payments made before the commencement date of the lease, and capitalised provision for dismantling and restoration of the underlying asset, less any lease incentives.
We recognise depreciation on right-of-use assets and interest on lease liabilities in the income statement over the lease term. Repayments of lease liabilities are separated into a principal portion (presented within financing activities) and an interest portion (which the Group presents in operating activities) in the cash flow statement. Payments made before the commencement date are included within financing activities unless they in substance represent investing cash flows, for example where pre-commencement cash flows are significant relative to aggregate cash flows of the leasing arrangement.

Other relevant judgements	Accounting for renewable power purchase agreements
We have to apply judgement for certain contractual arrangements, such as renewable energy power purchase agreements (PPAs), in evaluating whether we have the right to obtain substantially all of the economic benefits from the use of the renewable energy assets, including the right to obtain physical energy these assets generate. Based on our evaluation, we determine whether an arrangement is a lease, an executory contract or a derivative. An immaterial amount was recognised as a lease at both 31 December 2025 and
31 December 2024 for a fixed component of the QMM renewable PPA. The Amrun and Jinbi renewable PPAs are leases which have not yet commenced, and are included in our decarbonisation capital commitments (note 37).

Lessee arrangements
We have made the following payments during the year associated with leases:

Description of payment	Included within	2025 US$m	2024 US$m
Principal lease payments	Cash flows from financing activities	522	455
Interest payments on leases	Cash flows from operating activities	67	67
Short life leases	Net operating costs	269	217
Variable lease components	Net operating costs	84	46
Low value leases (>12 months in duration)	Net operating costs	3	3
Total lease payments		945	788
Lease liabilities
The maturity profile of lease liabilities recognised at 31 December is:

	2025 US$m	2024 US$m
Lease liabilities
Due within 1 year	581	398
Between 1 and 3 years	614	513
Between 3 and 5 years	251	281
More than 5 years	428	551
Total undiscounted cash payments expected to be made	1,874	1,743
Effect of discounting	(288)	(330)
Present value of minimum lease payments	1,586	1,413
Comprising:
Current lease liabilities per the balance sheet	524	354
Non-current lease liabilities per the balance sheet	1,062	1,059
Total lease liabilities	1,586	1,413
At 31 December 2025, commitments for leases not yet commenced were US$785 million (2024: US$405 million) and commitments relating to short-term leases which had already commenced were US$217 million (2024: US$182 million). These commitments are not included in the maturity profile table above.

Annual Report on Form 20-F 2025	203	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
23 Cash and cash equivalents
Recognition and measurement
For the purpose of the balance sheet, cash and cash equivalents covers cash on hand, deposits held with banks for less than 3 months, and short-term, highly liquid investments (mainly money market funds and reverse repurchase agreements) that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value. Bank overdrafts are shown as current liabilities on the balance sheet. For the purposes of the cash flow statement, cash and cash equivalents are shown net of overdrafts.

	Note	2025 US$m	2024 US$m
Cash at bank and in hand		2,546	2,330
Money market funds, reverse repurchase agreements and other cash equivalents		6,326	6,165
Total cash and cash equivalents per consolidated balance sheet		8,872	8,495
Bank overdrafts repayable on demand (unsecured)	21	(7)	(11)
Total cash and cash equivalents per consolidated cash flow statement		8,865	8,484
Restricted cash and cash equivalent analysis
Cash and cash equivalents of US$515 million (2024: US$515 million) are held in countries where there are restrictions on remittances. Of this balance, US$70 million (2024: US$194 million) could be used to repay subsidiaries’ third-party borrowings.
There are also restrictions on a further US$1,453 million (2024: US$1,150 million) of cash and cash equivalents, the majority of which is held by partially owned subsidiaries and is not available for use in the wider Group due to legal and contractual restrictions currently in place. Of this balance, US$969 million (2024: US$157 million) could be used to repay these subsidiaries’ third-party borrowings.
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
At 31 December 2025, we held US$1,114 million (2024: nil) of reverse repurchase agreements, measured at amortised cost and reported within cash and cash equivalents as they are highly liquid products maturing within 3 months. As at 31 December 2025, we accepted collateral of investment-grade quality in respect of these reverse repurchase agreements, with a fair value of US$1,165 million (2024: nil).
Collateral is not recognised on our balance sheet and if the counterparty were to default we would be able to sell it.
24 Other financial assets and liabilities
Recognition and measurement
Derivatives are measured at fair value through profit or loss unless they are designated as hedging instruments. For details about our hedging strategy and risks, refer to note 25. The Group has made an irrevocable choice to measure investments in equity shares at fair value through other comprehensive income (FVOCI) except for those held for trading purposes.
Other financial assets

	2025			2024
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	148	23	171	39	49	88
Derivatives related to net debt	148	3	151	24	–	24
Equity shares and quoted funds	317	1	318	255	24	279
Other investments, including loans(a)	286	547	833	263	346	609
Loans to equity accounted units(b)	800	–	800	509	–	509
Total other financial assets	1,699	574	2,273	1,090	419	1,509
(a)Current “Other investments, including loans” include US$363 million of term deposits with a maturity greater than 3 months. In 2024, this balance included US$212 million of highly liquid financial assets held in a separately managed portfolio of fixed income instruments, classified as held for trading. Both of these investments are included within our net debt definition.
(b)This relates to loans of US$842 million due from WCS Rail and Port Holding Entities, net of expected credit loss.
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
Group’s Financial Risk Management Committee. Our investments are dictated by the Group’s investment policy which sets out a number of criteria for eligible investments, including credit quality, duration, maturity and concentration limits.
Other financial liabilities

	2025			2024
	Non-current US$m	Current US$m	Total US$m	Non-current US$m	Current US$m	Total US$m
Derivatives not related to net debt	324	183	507	252	84	336
Derivatives related to net debt	231	–	231	339	28	367
Other financial liabilities	–	66	66	–	–	–
Total other financial liabilities	555	249	804	591	112	703

Annual Report on Form 20-F 2025	204	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
24 Other financial assets and liabilities continued
Offsetting and enforceable master netting agreements
When we have a legally enforceable right to set-off our financial assets and liabilities and an intention to settle on a net basis, or realise the asset and settle the liability simultaneously, we report the net amount in the consolidated balance sheet. Agreements with derivative counterparties are based on the International Swaps and Derivatives Association master netting agreements that do not meet the criteria for offsetting, but allow for the related amounts to be set-off in certain circumstances. During the year, there were no material amounts offset in the balance sheet.
25 Financial instruments and risk management
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
•to have in place a robust capital structure to manage the organisation through the cycle
•to allow our financial exposures, mainly commodity price, foreign exchange and interest rates to, in general, float with the market.
Our Treasury and Commercial teams manage the following key economic risks generated from our operations:
•capital and liquidity risk
•credit risk
•interest rate risk
•commodity price risk
•foreign exchange risk.
These teams operate under a strong control environment, within approved limits.
(i) Capital and liquidity risk
Our capital and liquidity risk arises from the possibility that we may not be able to settle or meet our obligations as they fall due. Refer to our capital and liquidity section on page 199.
As disclosed in note 18, under the supplier finance arrangements, the Group makes payments to participating banks on the same date as stated on the vendor’s invoice, and as such these arrangements do not give rise to additional liquidity risk.
(ii) Credit risk
Credit risk is the risk that our customers, or institutions that we hold investments with, are unable to meet their contractual obligations. We are exposed to credit risk in our operating activities (primarily from customer trade receivables); and from our investing activities that include government securities (primarily US Government), corporate and asset-backed securities, reverse repurchase agreements, money market funds, and balances with banks and financial institutions. Refer to note 17, note 23 and note 24 for an understanding of the size of, and the credit risk related to, each balance.
(iii) Interest rate risk
Our interest rate management policy is generally to borrow and invest at floating interest rates. However, we may elect to maintain a proportion of fixed-rate funding after considering market conditions, the cost and form of funding, and other related factors. After the impact of hedging, 76% (2024: 76%) of our borrowings (including leases) were at floating rates. To understand how we manage interest rate risk, refer to note 21.

Annual Report on Form 20-F 2025	205	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
25 Financial instruments and risk management continued
Sensitivity to interest rate changes
Based on our floating rate financial instruments outstanding at 31 December 2025, the effect on our net earnings of a 100 basis point increase in US dollar Secured Overnight Financing Rate (SOFR) interest rates, with all other variables held constant, would be an expense of US$72 million (2024: US$23 million). This reflects the net debt position in 2025 and 2024.
We are also exposed to interest rate volatility within shareholders’ equity. This is because we have designated some cross-currency interest rate swaps to be in a cash flow hedge relationship with our 2029 British pound sterling (GBP) bond. As we receive fixed GBP interest and pay fixed USD interest, any change in the GBP interest rate or the USD interest rate will have an impact on the fair value of the derivative within shareholders’ equity. With all factors remaining constant, a 100 basis point increase in interest rates in each of the currencies in isolation would impact equity, before tax, by a charge of US$24 million (2024: US$27 million) for GBP and a credit of US$29 million (2024:
US$35 million) for USD. A 100 basis point decrease would have broadly the same impact in the opposite direction.
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
At 31 December 2025, we had 200 million pounds of copper sales (31 December 2024: 186 million pounds) which were provisionally priced at US 566 cents per pound (2024: US 397 cents per pound). The final price of these sales will be determined during the first half of 2026. A
10% change in the price of copper realised on the provisionally priced sales, with all other factors held constant, would increase or reduce net earnings by US$63 million (2024: US$46 million).
Power costs represent a significant portion of costs in our aluminium business and, therefore, we are exposed to fluctuations in power prices.
To mitigate our exposure to changes in the relationship between aluminium prices and power prices, we have a number of power purchase contracts that are directly linked to the daily official LME cash ask price for high-grade aluminium (LME price) and to the US Midwest
Transaction Premium (Midwest premium). We have also entered into renewable power purchase agreements (PPAs), which are contract for differences (CfD) and are accounted for as derivatives.
In accordance with IFRS 9, we apply hedge accounting to embedded derivatives (forward contract and options) within some of our power contracts and renewable power purchase agreements. The following table summarises these hedging relationships.

	Embedded derivatives separated from aluminium power contracts	Renewable power purchase agreements
Hedging instrument	Nominal aluminium forward sales	Power purchase agreement
Hedged item	Highly probably forecast aluminium sales priced using LME price and Midwest premium	Highly probable future energy purchases at spot electricity prices
Hedging ratio	1:1
Accounting treatment of ineffective portion and source of ineffectiveness
Differences in the timing of the cash flows between the hedged item and the hedging instrument, non-zero initial fair value of the hedging instrument, the existence of a cap on the Midwest
premium in the hedging instrument and counterparty credit risk.
Credit risk of supplier/Rio Tinto, unexpected escalation in CPI/ aluminium prices.
Hedge ineffectiveness is included in “net operating costs” (within “other external costs” - refer to note 7) in the income statement.
Accounting treatment of effective portion
The effective portion of the change in the fair value of the hedging instrument is included in other comprehensive income, and is accumulated in the cash flow hedge reserve.
The amount that is recognised in other comprehensive income is limited to the lesser of the cumulative change in the fair value of the hedging instrument and the cumulative change in the fair value of the hedged item, in absolute terms.

	On realisation of the hedges, realised amounts are reclassified from reserves to consolidated sales revenue in the income statement.	On realisation of the hedges, realised amounts are reclassified from reserves to power cost in the income statement.
We held the following nominal volumes in embedded derivatives in aluminium power contracts and renewable power purchase agreements as at 31 December:

	2025					2024
Nominal aluminium forward sales embedded in power contracts	Within 1 year	Between 1 and 5 years	Between 5 and 10 years	After 10 years	Total	Within 1 year	Between 1 and 5 years	Between 5 and 10 years	After 10 years	Total
Nominal amount (tonnes)	71,509	208,208	–	–	279,717	73,117	286,455	–	–	359,572
Nominal amount (US$m)	174	524	–	–	698	174	716	–	–	890

Nominal future energy purchase in power purchase agreements
Nominal amount (GW)	5	20	25	44	94	5	20	25	49	99
Nominal amount (US$m)	197	818	1,134	2,294	4,443	191	774	1,045	2,422	4,432

Annual Report on Form 20-F 2025	206	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
25 Financial instruments and risk management continued
The impact on our financial statements of these hedging instruments and hedging items are:

	Hedging instrument			Hedged item
	Nominal US$m	Carrying amount(a) US$m	Change in fair value in the period US$m	Cash flow hedge reserve(b) US$m	Change in fair value in the period US$m	Total hedging gains/ (losses) recognised in reserves US$m	Hedge ineffectiveness in the period gains US$m	(Gains)/losses reclassified from reserves to income statement US$m
	Nominal aluminium forward sales			Highly probable forecast aluminium sales
2025	698	(216)	(135)	(159)	406	(135)	–	20
2024	890	(113)	42	(39)	(26)	42	–	5

	Power purchase agreements			Highly probable future energy purchases
2025	4,443	(2)	39	(2)	5	139	93	(133)
2024	4,432	(41)	(41)	(7)	(7)	(7)	36	–
(a) The carrying amount of US$218 million (2024: US$154 million) is shown within “Other financial assets and liabilities”.
(b)The difference between this amount and the total cash flow hedge reserve of the Group (shown in note 36) relates to our cash flow hedge on the sterling bond (refer to interest rate risk section).
There was no cost of hedging recognised in 2025 (2024: no cost) relating to this hedging relationship.

Key accounting estimate	Power related commodity derivatives
The table below summarises the impact that changes in aluminium market prices have on aluminium forward and option contracts embedded in power supply agreements, and changes in forward electricity price curves have on renewable PPAs outstanding at
31 December 2025. Any change in price will result in an offsetting change in our future earnings.

		Embedded derivatives in aluminium power contracts		Renewable power purchase agreements
	Change in market prices	2025 US$m	2024 US$m	2025 US$m	2024 US$m
Effect on net earnings	+10%	(42)	(42)	–	42
	(10)%	31	69	(87)	11
Effect on equity	+10%	(64)	(68)	262	205
	(10)%	65	42	(175)	(258)
We exclude our “own use contracts” from this sensitivity analysis as they are outside the scope of IFRS 9. Our business units continue to hold these types of contracts to satisfy their expected purchase, sale or usage requirements.

Impact of climate change on our business	Renewable power purchase agreements
As part of the program to develop renewable energy solutions for our Queensland aluminium assets, we entered into long-term renewable 2.2 GW
PPAs to buy renewable electricity and associated carbon credits to be generated in the future from the Upper Calliope solar farm and the Bungaban wind farm. In 2025, we entered into 2 long term hybrid services agreements with Edify Energy for a total combined capacity of 574 MW solar farm paired with battery energy storage systems. In 2024, our New Zealand Aluminium Smelters signed long term PPAs with electricity generators for a total of 572 MW of a diversified mix of renewable electricity. We also signed PPAs with the Monte Cristo and Monarch Creek wind farm in the US.
Renewable power purchase agreements are recorded as derivatives, with net fair value of US$29 million (asset) recognised in the current year
(2024: US$111 million (liability)) and require complex derivative measurement over the contract’s term categorised under level 3 with significant unobservable inputs related to future energy prices.

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

Annual Report on Form 20-F 2025	207	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
25 Financial instruments and risk management continued
Sensitivity analysis
The table below shows the estimated retranslation effect on financial assets and financial liabilities at 31 December, including intragroup balances, of a 10% strengthening in the closing exchange rate of the USD against significant currencies. We deem 10% to be the annual exchange rate movement that is reasonably probable (on an annual basis over the long run) for any of our significant currencies and therefore an appropriate representation for the sensitivity analysis.

	2025			2024
Currency exposure	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m	Closing exchange rate US cents	Effect on net earnings US$m	Impact directly on equity US$m
Australian dollar	67	376	(1,090)	62	391	(977)
Canadian dollar	73	(487)	–	70	(362)	–
We calculate sensitivities in relation to the functional currencies of our individual entities. We translate the impact of these on net earnings into USD at the exchange rates on which the sensitivities are based. The impact to net earnings associated with a 10% weakening of a particular currency, shown above, is broadly offset within equity through movements in the currency translation reserve and therefore generally has no impact on our net assets. The offsetting currency translation movement is not shown in the table above. The impact is expressed in terms of the effect on net earnings and equity, assuming that each exchange rate moves in isolation. The sensitivities are based on financial assets and financial liabilities held at 31 December, where balances are not denominated in the functional currency of the subsidiary or joint operation, and exclude financial assets and liabilities held by equity accounted units. These balances will not remain constant throughout 2026 and, therefore, this illustrative information should be used with caution.
Valuation hierarchy of financial instruments carried at fair value on a recurring basis
The table below shows the classifications of our financial instruments by valuation method in accordance with IFRS 13 “Fair Value
Measurement” at 31 December.
All instruments shown as being held at fair value have been classified as fair value through the profit and loss unless specifically footnoted.

		2025					2024
		Held at fair value			Held at amortised cost US$m	Total US$m	Held at fair value			Held at amortised cost US$m	Total US$m
	Note	Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m			Level 1(a) US$m	Level 2(b) US$m	Level 3(c) US$m
Assets
Cash and cash equivalents(d)	23	3,725	–	–	5,147	8,872	4,893	–	–	3,602	8,495
Investments in equity shares and funds(e)	24	179	–	139	–	318	96	–	183	–	279
Other investments, including loans(f)	24	25	3	324	481	833	230	–	275	104	609
Trade and other financial receivables(g)	17	4	1,440	–	2,469	3,913	15	1,379	–	1,948	3,342
Loans to equity accounted units	24	–	–	–	800	800	–	–	–	509	509
Forward, option and embedded derivative contracts: designated as hedges(h)	24	–	–	59	–	59	–	–	27	–	27
Forward, option and embedded derivative contracts, not designated as hedges(h)	24	–	23	89	–	112	–	42	19	–	61
Derivatives related to net debt(i)	24	–	151	–	–	151	–	24	–	–	24

Liabilities
Trade and other financial payables(j)	18	–	(190)	–	(7,923)	(8,113)	–	(144)	–	(6,392)	(6,536)
Forward, option and embedded derivatives contracts, designated as hedges(h)	24	–	–	(277)	–	(277)	–	–	(180)	–	(180)
Forward, option and embedded derivatives contracts, not designated as hedges(h)	24	–	(68)	(162)	–	(230)	–	(48)	(108)	–	(156)
Derivatives related to net debt(i)	24	–	(231)	–	–	(231)	–	(367)	–	–	(367)
Other financial liabilities	24	–	–	–	(66)	(66)	–	–	–	–	–
(a)Valuation is based on unadjusted quoted prices in active markets for identical financial instruments.
(b)Valuation is based on inputs that are observable for the financial instruments, which include market quoted FX rates, credit default spread, quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data. Valuation techniques include discounted cash flows or closely related listed product, as appropriate.
(c)Valuation is based on inputs that cannot be observed using market data (unobservable inputs), including forward electricity or commodity prices, energy volume or mine production, using valuation techniques such as discounted cash flows or option pricing models, as appropriate. The change in valuation of our level 3 instruments for the year to 31 December is as follows.

Annual Report on Form 20-F 2025	208	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
25 Financial instruments and risk management continued

	2025	2024
Level 3 financial assets and liabilities	US$m	US$m
Opening balance	216	147
Currency translation adjustments	16	(12)
Total realised gains/(losses) included in:
–net operating costs	31	(32)
Total unrealised gains included in:
–net operating costs	136	22
Total unrealised (losses)/gains transferred into other comprehensive income through cash flow hedges	(105)	34
Additions/acquisition of financial assets	85	88
Disposals/maturity of financial instruments	(207)	(31)
Closing balance	172	216
Net gains included in the income statement for assets and liabilities held at year end	113	3
(d)Our Cash and cash equivalents of US$8,872 million (2024: US$8,495 million) includes US$3,725 million (2024: US$4,893 million) relating to money market funds which are treated as
FVTPL under IFRS 9 with the fair value movements reported as finance income.
(e)Investments in equity shares and funds include US$240 million (2024: US$221 million) of equity shares, not held for trading, where we have irrevocably elected to present fair value gains and losses on revaluation in other comprehensive income. The election is made at an individual investment level.
(f)Other investments, including loans, covers cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty receivables. Royalty receivables include amounts arising from our previously divested coal businesses with a fair value of US$275 million (2024: US$252 million).
(g)Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotation periods stipulated in the contracts with changes between the provisional price and the final price recorded separately within “Other revenue”. The selling price can be measured reliably for the Group's products, as it operates in active and freely traded commodity markets. At 31 December 2025, US$1,431 million (2024: US$1,374 million) of provisionally priced receivables were recognised.
(h)Level 3 derivatives mainly consist of derivatives embedded in electricity purchase contracts linked to the LME, Midwest premium and billet premium with terms expiring between 2026 and 2036 (2024: 2025 and 2036). Derivatives related to renewable power purchase agreements are linked to forward electricity prices with terms expiring between 2026 and 2054
(31 December 2024: 2026 and 2054).
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
Net derivative assets related to our renewable power purchase agreements have a fair value of US$29 million at 31 December 2025 (2024:
net liabilities of US$111 million). The fair value is calculated as the present value of the future contracted cash flows using risk-adjusted forecast prices including credit adjustments. A 10% increase in forecast electricity prices over the remaining term of the contracts would result in a US$520 million (2024: US$499 million) increase in fair value, and a 10% decrease in forecast electricity prices would result in a
US$521 million (2024: US$500 million) decrease in fair value.
To value long-term aluminium embedded power derivatives, we use unobservable inputs when the term of the derivative extends beyond observable market prices. Changing the level 3 inputs to reasonably possible alternative assumptions does not change the fair value significantly, taking into account the expected remaining term of contracts for either reported period. The fair value of these derivatives is a net liability of US$320 million at 31 December 2025 (2024: US$132 million).

Annual Report on Form 20-F 2025	209	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
Our people
Summarised below are the key financial metrics relating to our people.
26 Average number of employees

	Subsidiaries and joint operations			Equity accounted units (Rio Tinto share)
	2025	2024	2023	2025	2024	2023
Principal locations of employment:
Australia and New Zealand	24,857	25,098	25,045	929	858	725
Canada	13,899	14,157	13,864	148	50	5
UK	417	366	323	–	–	–
Europe (excluding UK)	896	875	912	24	24	25
Africa	3,531	3,567	3,180	1,369	1,293	1,176
US	4,137	4,113	3,973	273	311	58
Mongolia	5,128	4,962	4,700	–	–	–
Argentina	1,715	226	171	18	—	–
South America (excluding Argentina)	240	223	218	1,574	1,497	1,414
India	1,181	1,183	611	–	–	–
Singapore	488	486	469	–	–	–
Other countries(a)	376	305	305	30	–	–
Total	56,865	55,561	53,771	4,365	4,033	3,403
(a)“Other countries” primarily includes employees in the Middle East (excluding Oman, which is included in Africa), and other countries in Asia which are not shown separately in the table above.
Employee numbers, which represent the average for the year, include 100% of employees of subsidiary companies. Employee numbers for joint operations and equity accounted units are proportional to the Group’s interest under contractual agreements. Average employee numbers include a part-year effect for companies acquired or disposed of during the year.
Part-time employees are included on a full-time-equivalent basis. Temporary employees are included in employee numbers.
People employed by contractors are not included.
27 Employment costs and provisions

	Note	2025 US$m	2024 US$m	2023 US$m
Employment costs
– Wages and salaries		6,549	6,004	5,625
– Social security costs		480	461	470
– Net post-retirement charge	29	626	605	449
– Share-based payment charge	28	237	172	144
		7,892	7,242	6,688
Less: charged within movement in provisions (see below)		(287)	(187)	(52)
Total employment costs	7	7,605	7,055	6,636

	2025			2024
Employment provisions	Pensions and post-retirement healthcare(a) US$m	Other employee entitlements(b) US$m	Total US$m	Total US$m
At 1 January	1,063	393	1,456	1,558
Adjustment on currency translation	37	31	68	(83)
Charged/(credited) to profit:
–increases to existing and new provisions	96	213	309	199
–unused amounts reversed	–	(22)	(22)	(12)
Utilised in year	(75)	(108)	(183)	(133)
Remeasurement gains recognised in other comprehensive income	(65)	–	(65)	(94)
Newly consolidated operations(c)	–	23	23	–
Transfers and other movements	–	29	29	21
At 31 December	1,056	559	1,615	1,456
Balance sheet analysis:
Current	66	407	473	359
Non-current	990	152	1,142	1,097
Total employment provisions	1,056	559	1,615	1,456
(a)The main assumptions used to determine the provision for pensions and post-retirement healthcare, and other information, including the expected level of future funding payments in respect of those arrangements, are given in note 29.
(b)The provision for other employee entitlements includes a provision for long-service leave of US$376 million (2024: US$313 million), based on the relevant entitlements in certain Group operations, and includes US$82 million (2024: US$24 million) of provision for redundancy and severance payments.
(c)Newly consolidated operations relates to the acquisition of Arcadium Lithium plc. Refer to note 5 for details.

Annual Report on Form 20-F 2025	210	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
28 Share-based payments
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
Awards granted in previous years (since 2018) are subject to a Total Shareholder Return (TSR) performance condition. Awards granted since
2024 are subject to both a TSR performance condition (80% weighting), and a decarbonisation measure (20% weighting). The fair value of the awards subject to a TSR performance condition is calculated using a Monte Carlo simulation model. For the part of the awards subject to a decarbonisation target, as this is a non-market related performance condition, the number of awards assumed to vest is reviewed at each accounting date, based on the prevailing projected outcome. Forfeitures prior to vesting are assumed at 5% per annum of outstanding awards (2024: 5% per annum).
Management Share Awards
The vesting of these awards is dependent on service conditions being met; no performance conditions apply.
The fair value of each award on the day of grant is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at
7% per annum of outstanding awards (2024: 7% per annum).
Bonus Deferral Awards
Bonus Deferral Awards represent the deferral of 50% of the Short Term Incentive Plan (STIP) award for Executive Directors and Executive
Committee members.
The vesting of these awards is dependent only on service conditions being met. The fair value of each award is based on the share price on the day of grant. Forfeitures prior to vesting are assumed at 3% per annum of outstanding awards (2024: 3% per annum).
Global Employee Share Plans
The Global Employee Share Plans were re-approved by shareholders in 2021. Under these plans, the companies provide a Matching share award for each Investment share purchased by a participant. The vesting of Matching awards is dependent on service conditions being met and the continued holding of Investment shares by the participant until vesting. These awards are settled in equity including the dividends accumulated from date of award to vesting. The fair value of each Matching share on the day of grant is equal to the share price on the date of purchase less a deduction of 15% (5% per annum) for estimated cancellations (caused by employees withdrawing their Investment shares prior to vesting). In addition, the number of awards expected to vest includes a deduction for expected forfeitures prior to vesting which are assumed at 5% per annum of outstanding awards (2024: 5% per annum).
Legacy Arcadium share plans
Under the terms of the acquisition of Arcadium Lithium plc in March 2025, there was a rollover of share awards under the Arcadium Lithium plc Omnibus Incentive Plan and the Livent Corporation Incentive Compensation and Stock Plan (the Arcadium Plans) into Rio Tinto plc denominated awards.
The Arcadium Plans provided for the grant of a variety of cash and equity awards, including share options, restricted share units and restricted share rights.
Unvested and unexercised share awards were rolled over into Rio Tinto plc denominated share awards using the conversion ratio set out in the Arcadium transaction agreement.
Share options vest on the first, second and third anniversaries of the original date of grant, subject to continued employment and the exercise price may not be less than the fair market value of the share at the original date of grant. Options expire no later than 10 years from the original grant date.
Awards of restricted share units and restricted share rights typically vest equally on the first, second and third anniversaries of the grant date, subject to continued employment.
The cost for share options, restricted share units and restricted share rights is recognised over the vesting period since the acquisition less any charge previously recognised by Arcadium Lithium plc. Share options are valued using a Black-Scholes valuation model, restricted share units and restricted share rights are valued using the market price of the shares on the acquisition date.
All Arcadium awards will be settled with Rio Tinto plc shares.

Annual Report on Form 20-F 2025	211	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
28 Share-based payments continued
Recognition and measurement
These plans are accounted for in accordance with the fair value recognition provisions of IFRS 2.
The fair value of the Group’s share plans is recognised as an expense over the expected vesting period with an offset to retained earnings for Rio Tinto plc plans and to other reserves for Rio Tinto Limited plans.
The Group uses fair values provided by independent actuaries calculated using a Monte Carlo simulation model and Black-Scholes valuation option model where required.
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
The Group’s equity-settled share plans are settled by the issuance of shares by the relevant parent company, the purchase of shares on market, or the use of shares held in treasury. If the cost of shares acquired to satisfy the plans differs from the expense charged, the difference is taken to retained earnings or other reserves, as appropriate.
The charge that has been recognised in the income statement for Rio Tinto’s share-based incentive plans, and the related liability (for cash-
settled awards), is set out in the table below.

	Charge recognised for the year			Liability at the end of the year
	2025 US$m	2024 US$m	2023 US$m	2025 US$m	2024 US$m
Equity-settled awards	232	170	140	–	–
Cash-settled awards	5	2	4	7	5
Total	237	172	144	7	5
Performance Share Awards (granted under the Equity Incentive Plans)

	Rio Tinto plc awards				Rio Tinto Limited awards
	2025 number	Weighted average fair value at grant date 2025 £	2024 number	Weighted average fair value at grant date 2024 £	2025 number	Weighted average fair value at grant date 2025 A$	2024 number	Weighted average fair value at grant date 2024 A$
Unvested awards at 1 January	2,756,594	25.71	2,596,811	24.34	1,368,779	59.97	1,011,192	54.74
Awarded	1,837,822	27.77	1,077,110	28.22	1,202,284	68.09	579,982	67.34
Forfeited	(229,880)	28.27	(77,417)	27.33	(89,521)	69.81	(35,737)	60.05
Failed performance conditions	(395,425)	13.55	(38,101)	24.68	(88,804)	33.56	(11,058)	54.55
Vested	(193,418)	23.86	(801,809)	24.52	(12,958)	33.56	(175,600)	54.55
Unvested awards at 31 December	3,775,693	27.93	2,756,594	25.71	2,379,780	64.83	1,368,779	59.97

	Rio Tinto plc awards				Rio Tinto Limited awards
	2025 number	Weighted average share price at vesting 2025 £	2024 number	Weighted average share price at vesting 2024 £	2025 number	Weighted average share price at vesting 2025 A$	2024 number	Weighted average share price at vesting 2024 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting)	83,477	50.76	924,836	51.12	13,321	119.66	143,996	124.24
Vested awards settled in cash during the year (including dividend shares applied on vesting)	7,168	50.62	111,446	51.70	3,672	120.09	83,388	124.36
In addition to the equity-settled awards shown above, there were 117,416 Rio Tinto plc and 14,855 Rio Tinto Limited cash-settled awards outstanding at 31 December 2025 (2024: 41,164 Rio Tinto plc and 25,792 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2025 was US$3 million (2024: US$1 million).

Annual Report on Form 20-F 2025	212	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
28 Share-based payments continued
Management Share Awards, Bonus Deferral Awards (granted under the Equity Incentive Plans), Global
Employee Share Plans, UK Share Plan and Arcadium Plans (combined)

	Rio Tinto plc awards(a)				Rio Tinto Limited awards
	2025 number	Weighted average fair value at grant date 2025 £	2024 number	Weighted average fair value at grant date 2024 £	2025 number	Weighted average fair value at grant date 2025 A$	2024 number	Weighted average fair value at grant date 2024 A$
Unvested awards at 1 January(b)	3,050,734	48.43	2,810,128	50.36	2,780,478	105.64	2,580,993	103.11
Awarded	1,909,950	45.03	1,360,676	46.54	1,063,340	105.25	1,189,754	110.96
Forfeited	(139,906)	44.00	(115,973)	47.67	(142,690)	108.76	(152,069)	106.75
Cancelled	(122,571)	41.69	(94,111)	44.97	(86,496)	99.81	(70,514)	98.85
Vested	(1,161,286)	50.63	(909,986)	52.00	(869,181)	97.82	(767,686)	105.79
Unvested awards at 31 December(b)	3,536,921	46.28	3,050,734	48.43	2,745,451	107.98	2,780,478	105.64
Comprising:
–Management Share Awards	1,148,442	50.27	1,337,860	52.10	1,033,442	117.33	1,228,291	115.71
–Bonus Deferral Awards	84,650	49.21	74,844	50.75	45,181	119.97	39,652	117.82
–Global Employee Share Plan	1,748,910	42.62	1,593,851	45.11	1,666,828	101.87	1,512,535	97.14
–UK Share Plan	52,940	49.67	44,179	53.25	–	–	–	–
– Arcadium Plans (Restricted Share Rights)	14,922	49.04	–	–	–	–	–	–
– Arcadium Plans (Restricted Share Units)	487,057	49.04	–	–	–	–	–	–
Unvested awards at 31 December(b)	3,536,921	46.28	3,050,734	48.43	2,745,451	107.98	2,780,478	105.64
(a)Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.
(b)These numbers are presented and calculated in accordance with IFRS 2 and represent awards for which an IFRS 2 charge continues to be accrued for.

	Rio Tinto plc awards(a)				Rio Tinto Limited awards
	2025 number	Weighted average share price at vesting 2025 £	2024 number	Weighted average share price at vesting 2024 £	2025 number	Weighted average share price at vesting 2025 A$	2024 number	Weighted average share price at vesting 2024 A$
Vested awards settled in shares during the year (including dividend shares applied on vesting):
–Management Share Awards	507,657	49.80	569,907	51.97	459,133	119.77	458,429	123.92
–Bonus Deferral Awards	40,067	54.70	90,422	50.18	18,570	132.87	44,477	119.53
–Global Employee Share Plan	592,326	48.12	431,973	51.59	513,754	118.22	401,915	120.73
–UK Share Plan	11,771	48.32	7,403	51.56	–	–	–	–
– Arcadium Plans (Restricted Share Rights)	2,038	44.17	–	–	–	–	–	–
– Arcadium Plans (Restricted Share Units)	81,336	47.47	–	–	–	–	–	–
Vested awards settled in cash during the year (including dividend shares applied on vesting):
–Bonus Deferral Awards	–	–	–	–	–	–	–	–
(a)Awards of Rio Tinto American Depositary Receipts (ADRs) under the Global Employee Share Plan are included within the totals for Rio Tinto plc awards for the purpose of these tables.
In addition to the equity-settled awards shown above, there were 76,737 Rio Tinto plc and 1,837 Rio Tinto Limited cash-settled awards outstanding at 31 December 2025 (2024: 88,637 Rio Tinto plc and 5,232 Rio Tinto Limited cash-settled awards outstanding). The total liability for these awards at 31 December 2025 was US$4 million (2024: US$4 million).
Summary of options outstanding
A summary of the status of the Companies’ equity-settled share option plans at 31 December 2025 is presented below.

Outstanding unvested options	Number	Weighted average exercise price per option £	Weighted average remaining contractual life Years	Aggregate intrinsic value £m 2025
Arcadium Plans (Options) (exercise price £22.89 - £81.92)	206,778	46.61	0.68	3
As at 31 December 2024, there were no unvested options. Following the acquisition of Arcadium Lithium plc in March 2025, there was a rollover of options under the Arcadium Plans into Rio Tinto plc denominated awards.

Outstanding vested options	Number	Weighted average exercise price per option £	Weighted average remaining contractual life Years	Aggregate intrinsic value £m 2025
Arcadium Plans (Options) (exercise price £22.89 - £81.92)	373,753	58.93	–	2
As at 31 December 2024, there were no vested options. Following the acquisition of Arcadium Lithium plc in March 2025, there was a rollover of options under the Arcadium Plans into Rio Tinto plc denominated awards.

Annual Report on Form 20-F 2025	213	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
29 Post-retirement benefits
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
This, in turn, will depend on the level of future pay increases, the level of inflation (for those benefits that are subject to some form of inflation protection) and how long individuals live.

Volatility in asset values	The Group is exposed to future movements in the values of assets held in pension plans to meet future benefit payments.
Uncertainty in cash funding
Movements in the values of the obligations or assets may result in the Group being required to provide higher levels of cash funding, although changes in the level of cash required can often be spread over a number of years. In some countries, control over the rate of cash funding or over the investment policy for pension assets might rest to some extent with a trustee body or other body that is not under the Group’s direct control. In addition, the Group is also exposed to adverse changes in pension regulation.

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
Pension plans
The majority of the Group’s defined benefit pension obligations are in Canada, the UK, the US and Switzerland. In Australia, the main arrangements are principally defined contribution in nature, but there are sections providing defined benefits linked to final pay. The features of the Group’s defined benefit pension obligations are summarised as follows.

	Calculation of benefit	Regulatory requirements	Governing body
Canada	Linked to final average pay for non-unionised employees. For unionised employees, linked to final average pay or to a flat monetary amount per year of service.	Regulatory requirements in the relevant provinces and territories (predominantly Quebec).	Pension committee, a number of members are appointed by the sponsor and a number appointed by plan participants. In some cases, independent committee members are also appointed.
UK	Linked to final pay, subject to an earnings cap.	Regulatory requirements that apply to UK pension plans.	Trustee board, a number of directors appointed by the sponsor and a number appointed by plan participants and an independent trustee director.
US	Linked to final average pay for non-unionised employees and to a flat monetary amount per year of service for unionised employees.	US regulations.	Benefit Governance Committee. Members are appointed by the sponsor.
Switzerland	Linked to final average pay.	Swiss regulations.	Trustee board. Members are appointed by the plan sponsor, by employees and by retirees.
Australia	Linked to final pay and typically paid in lump sum form.	Local regulations in Australia.	An independent financial institution. One-third of the board positions are nominated by employers. Remaining positions are filled by independent directors and directors nominated by participants.
The Group also operates a number of unfunded defined benefit plans, which are included in the reported defined benefit obligations.
Post-retirement healthcare plans
Certain subsidiaries of the Group, mainly in the US and Canada, provide healthcare and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. Eligibility for coverage is dependent upon certain age and service criteria. These arrangements are unfunded, and are included in the reported defined benefit obligations.
Recognition and measurement
For post-employment defined benefit schemes, in accordance with IAS 19 “Employee Benefits”, local actuaries calculate the fair value of the plan assets and the present value of the plan obligations using a variety of valuation techniques dependent on the type of asset or liability.
The difference is recognised as an asset or liability in the balance sheet.
Where appropriate, the recognition of assets may be restricted to the present value of any amounts the Group expects to recover by way of refunds from the plan or reductions in future contributions. In determining the extent to which a refund will be available, the Group considers whether any third party, such as a trustee or pension committee, has the power to enhance benefits or to wind up a pension plan without the Group’s consent.
The current service cost, any past service cost and the effect of any curtailment or settlements and the interest cost less interest income on assets held in the plans are recognised in the income statement. Actuarial gains/(losses) and returns from assets are recognised in other comprehensive income.
The Group’s contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.
All amounts charged to the income statement in respect of these plans are included within “Net operating costs” or in “Share of profit after tax of equity accounted units”, as appropriate.

Annual Report on Form 20-F 2025	214	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
29 Post-retirement benefits continued
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
In Canada, the UK and Switzerland, the Group works with the governing bodies to ensure that the investment policy adopted is consistent with the Group’s tolerance for risk. In the US, the Group has direct control over the investment policy, subject to local investment regulations.
The proportions of the total fair value of assets in the pension plans for each asset class at 31 December were as follows.

	2025		2024
Equities	16.2%		17.6%
–Quoted(a)		10.0%		11.1%
–Private(b)		6.2%		6.5%
Bonds(c)	48.6%		47.7%
–Government fixed income		20.7%		21.0%
–Government inflation-linked		1.9%		1.6%
–Corporate and other publicly quoted		18.7%		17.5%
–Private		7.3%		7.6%
Property(d)	6.8%		6.9%
–Quoted property funds		2.0%		2.2%
–Unquoted property funds		4.8%		4.7%
Qualifying insurance policies(e)	24.0%		24.3%
Cash and other(f)(g)	4.4%		3.5%
Total	100.0%		100.0%
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
The approximate total holding of Group securities within the plans is US$1 million (2024: US$1 million).
Maturity of defined benefit obligations
An approximate analysis of the maturity of the obligations is given in the table below.

	Pension benefits	Other benefits	2025 Total	2024 Total
Proportion relating to current employees	18%	15%	18%	18%
Proportion relating to former employees not yet retired	9%	–	8%	9%
Proportion relating to retirees	73%	85%	74%	73%
Total	100%	100%	100%	100%
Average duration of obligations (years)	11.1	11.2	11.1	11.5

Annual Report on Form 20-F 2025	215	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
29 Post-retirement benefits continued
Total expense recognised in the income statement

	Pension benefits US$m	Other benefits US$m	2025 Total US$m	2024 Total US$m	2023 Total US$m
Current employer service cost for defined benefit plans	(77)	(3)	(80)	(83)	(79)
Past service (cost)/credit	(19)	–	(19)	(12)	87
Curtailment gains	3	1	4	—	—
Net interest on net defined benefit liability	4	(30)	(26)	(32)	(21)
Non-investment expenses paid from the plans	(21)	–	(21)	(20)	(20)
Total defined benefit expense	(110)	(32)	(142)	(147)	(33)
Current employer service cost for defined contribution and industry-wide plans	(481)	(3)	(484)	(458)	(416)
Total expense recognised in the income statement	(591)	(35)	(626)	(605)	(449)
These expense amounts are included as an employee cost within net operating costs.
Total amount recognised in other comprehensive income before tax

	2025 US$m	2024 US$m	2023 US$m
Actuarial gains/(losses)	155	201	(407)
Impact of buy-in	–	–	(216)
Return on assets, net of interest on assets	18	(130)	222
(Losses)/gains on application of asset ceiling	(8)	12	(60)
Remeasurement gains/(losses) on pension and post-retirement healthcare plans	165	83	(461)
Amounts recognised in the balance sheet
The following amounts were measured in accordance with IAS 19 at 31 December.

	2025			2024
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Total fair value of plan assets	10,572	–	10,572	10,155
Present value of obligations – funded	(10,143)	–	(10,143)	(9,840)
Present value of obligations – unfunded	(342)	(572)	(914)	(923)
Present value of obligations – total	(10,485)	(572)	(11,057)	(10,763)
Effect of asset ceiling	(66)	–	(66)	(50)
Net surplus/(deficit) to be shown in the balance sheet	21	(572)	(551)	(658)
Comprising:
–Deficits	(484)	(572)	(1,056)	(1,063)
–Surpluses	505	–	505	405
Net surplus/(deficit) on pension plans	21	–	21	(82)
Unfunded post-retirement healthcare obligation	–	(572)	(572)	(576)
The surplus amounts shown above are included in the balance sheet as “Receivables and other assets”. See note 17.
Deficits are shown in the balance sheet within “Provisions (including post-retirement benefits)”. See note 27.
Funding policy and contributions to plans
The Group reviews the funding position of its pension plans on a regular basis and considers whether to provide funding above the minimum level required in each country. In Canada and the US, the minimum level is prescribed by legislation. In the UK and Switzerland, the minimum level is negotiated with the local trustee in accordance with the funding guidance issued by the local regulators. In deciding whether to provide funding above the minimum level, we consider other possible uses of cash elsewhere, the local sponsoring entity’s tax situation and any strategic advantage we might obtain. The Group does not generally pre-fund post-retirement healthcare arrangements.

	2025			2024	2023
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m	Total US$m
Contributions to defined benefit plans	65	33	98	107	237
Contributions to defined contribution plans	473	3	476	451	410
Total	538	36	574	558	647

Annual Report on Form 20-F 2025	216	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
29 Post-retirement benefits continued
The level of surplus in the Rio Tinto Pension Fund in the UK is such that it may be used to pay for the employer contributions to the defined contribution section of that Fund, in accordance with the funding arrangements agreed with the trustee of that Fund. Consequently, the cash paid to defined contribution plans is lower than the defined contribution service cost by US$8 million. Contributions to defined benefit pension plans are kept under regular review and actual contributions will be determined in line with the Group’s wider financing strategy, taking into account relevant minimum funding requirements.
As contributions to many plans are reviewed on at least an annual basis, the contributions for 2026 and subsequent years cannot be determined precisely in advance. Most of the Group’s largest pension funds are fully funded on their local funding basis and at present do not require long-term funding commitments. Contributions to defined benefit pension plans for 2026 are estimated to be around US$100 million but may be higher or lower than this depending on the evolution of financial markets and voluntary funding decisions taken by the Group. Contributions for subsequent years are expected to be at similar levels. Healthcare plans are generally unfunded and contributions for future years will be equal to benefit payments net of participant contributions. The Group’s contributions for healthcare plans in 2026 are expected to be similar to the amounts paid in 2025.
Movements in the net defined benefit liability
A summary of the movement in the net defined benefit liability is shown in the first table below. The subsequent tables provide a more detailed analysis of the movements in the present value of the obligations and the fair value of assets.

	2025			2024
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in the net defined benefit liability
Net defined benefit liability at the start of the year	(82)	(576)	(658)	(723)
Amounts recognised in income statement	(110)	(32)	(142)	(147)
Amounts recognised in other comprehensive income	144	21	165	83
Employer contributions	65	33	98	107
Assets transferred to defined contribution section	(8)	–	(8)	(7)
Currency exchange rate gains/(losses)	12	(18)	(6)	29
Net defined benefit surplus/liability at the end of the year	21	(572)	(551)	(658)

	2025			2024
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in present value of obligation
Present value of obligation at the start of the year	(10,187)	(576)	(10,763)	(11,795)
Current employer service costs	(77)	(3)	(80)	(83)
Past service (cost)/credit	(19)	–	(19)	(12)
Curtailments	3	1	4	—
Interest on obligation	(471)	(30)	(501)	(497)
Contributions by plan participants	(17)	–	(17)	(18)
Benefits paid	750	33	783	752
Experience (losses)/gains	(21)	17	(4)	2
Changes in financial assumptions gains/(losses)	149	(1)	148	256
Changes in demographic assumptions gains	6	5	11	(57)
Currency exchange rate losses	(601)	(18)	(619)	689
Present value of obligation at the end of the year	(10,485)	(572)	(11,057)	(10,763)

	2025			2024
	Pension benefits US$m	Other benefits US$m	Total US$m	Total US$m
Change in plan assets
Fair value of plan assets at the start of the year	10,155	–	10,155	11,138
Interest on assets	476	–	476	465
Contributions by plan participants	17	–	17	18
Contributions by employer	65	33	98	107
Benefits paid	(750)	(33)	(783)	(752)
Non-investment expenses	(21)	–	(21)	(20)
Return on plan assets, net of interest on assets	18	–	18	(130)
Assets transferred to defined contribution section	(8)	–	(8)	(7)
Currency exchange rate gains	620	–	620	(664)
Fair value of plan assets at the end of the year	10,572	–	10,572	10,155

Annual Report on Form 20-F 2025	217	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
29 Post-retirement benefits continued
The impact of higher interest rates on bonds and qualifying insurance policies explains most of the return on plan assets, net of interest on assets in 2025.
The resulting effect of applying an asset ceiling is a loss of US$8 million and a loss of US$7 million for the change in currency exchange rate during the year. In determining the extent to which the asset ceiling has an effect, the Group considers the funding legislation in each country and the rules specific to each pension plan. The calculation takes into account any minimum funding requirements that may be applicable to the plan, whether any reduction in future Group contributions is available, and whether a refund of surplus may be available. In considering whether any refund of surplus is available, the Group considers the powers of trustee boards and similar bodies to augment benefits or wind up a plan. Where such powers are unilateral, the Group does not consider a refund to be available at the end of the life of a plan. Where the plan rules and legislation both permit the employer to take a refund of surplus, the asset ceiling may have no effect, although it may be the case that a refund will only be available many years in the future.
Main assumptions (rates per annum)

Key estimate	Estimation of obligations for post-employment costs
The value of the Group’s obligations for post-employment benefits is dependent on the amount of benefits that are expected to be paid out, discounted to the balance sheet date. The most significant assumptions used in accounting for pension plans are:
•The discount rate used to determine the net present value of the obligations, the interest cost on the obligations and the interest income on plan assets. We use the yield from high-quality corporate bonds with maturities and terms that match those of the post-employment obligations as closely as possible. Where there is no developed corporate bond market in a currency, the rate on government bonds is used.
•The long-term inflation rate used to project increases in future benefit payments for those plans that have benefits linked to inflation. The assumption regarding future inflation is based on market yields on inflation-linked instruments, where possible, combined with consensus views.
•The mortality rates used to project the period over which benefits will be paid, which is then discounted to arrive at the net present value of the obligations. The Group reviews the actual mortality rates of retirees in its major pension plans on a regular basis and uses these rates to set its current mortality assumptions. It also uses its judgement with respect to allowances for future improvements in longevity having regard to standard improvement scales in each relevant country and after taking external actuarial advice.
The weighted-average assumptions used for the valuation at year-end are summarised below:

	At 31 December 2025			At 31 December 2024
	Discount rate	Long-term inflation(a)	Rate of increase in pensions	Discount rate	Long-term inflation(a)	Rate of increase in pensions
Canada	4.8%	2.0%	0.3%	4.6%	2.0%	0.2%
UK	5.4%	2.8%	2.3%	5.4%	3.1%	2.7%
US	5.3%	2.3%	–%	5.5%	2.3%	–%
Switzerland	1.2%	1.0%	2.5%	0.9%	1.0%	2.2%
(a)The long-term inflation assumption shown for the UK is for the Retail Price Index. The assumption for the Consumer Price Index at 31 December 2025 was 2.4% (2024: 2.7%).
The main financial assumptions used for the healthcare plans, which are predominantly in the US and Canada, were: discount rate: 5.2%
(2024: 5.3%); medical trend rate: 9.5% reducing to 4.6% by the year 2035, broadly on a straight line basis (2024: 9.7%, reducing to 4.7% by the year 2034); claims costs based on individual company experience.
For both the pension and healthcare arrangements, the post-retirement mortality assumptions allow for future improvements in longevity. The mortality tables used imply that a man aged 60 at the balance sheet date has a weighted average expected future lifetime of 27 years (2024:
27 years) and that a man aged 60 in 2045 would have a weighted average expected future lifetime of 28 years (2024: 28 years). The mortality tables are generally based upon the latest standard tables published in each country, adjusted appropriately to reflect the actual mortality experience of the plan participants where credible data is available.
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
results of this sensitivity analysis are summarised in the table below. Note that this approach is valid for small changes in the assumptions but will be less accurate for larger changes in the assumptions. The sensitivity to inflation includes the impact on pension increases, which are generally linked to inflation where they are granted.

Annual Report on Form 20-F 2025	218	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
29 Post-retirement benefits continued

		2025		2024
		Approximate (increase)/ decrease in obligations		Approximate (increase)/ decrease in obligations
Assumption	Change in assumption	Pensions US$m	Other US$m	Pensions US$m	Other US$m
Discount rate	Increase of 0.5 percentage points	409	30	419	31
	Decrease of 0.5 percentage points	(442)	(31)	(487)	(33)
Long-term inflation	Increase of 0.5 percentage points	(155)	(8)	(167)	(9)
	Decrease of 0.5 percentage points	149	7	160	8
Demographic – allowance for future improvements in longevity	Participants assumed to have the mortality rates of individuals who are one year older	228	6	221	8
	Participants assumed to have the mortality rates of individuals who are one year younger	(228)	(6)	(232)	(8)
As most of the Group’s defined benefit pension plans are closed to new entrants, the carrying value of the Group’s post-employment obligations is less sensitive to assumptions about future salary increases than to other assumptions such as future inflation.
30 Directors’ and key management personnel remuneration
Directors
Aggregate remuneration, calculated in accordance with the UK Companies Act 2006, of the Directors of the parent companies was as follows.

	2025 US$’000	2024 US$’000	2023 US$’000
Emoluments	10,740	8,369	7,461
Long-term incentive plans	1,717	8,746	8,746
	12,457	17,115	16,207
Pension contributions to defined contribution plans by Rio Tinto plc	30	26	20
Pension contributions to defined contribution plans by Rio Tinto Limited	–	–	–
Aggregate remuneration, including pension contributions	12,487	17,141	16,227

Incurred by:
Rio Tinto plc	11,406	16,185	15,184
Rio Tinto Limited	1,081	956	1,043
	12,487	17,141	16,227
(a)Emoluments have been translated from local currency at the average exchange rate for the year with the exception of bonus payments, which have been translated at the year-end rate.
Key management personnel
The Group defines key management personnel as the Directors and certain members of the Executive Committee, specifically the Executive
Directors and product group Chief Executive Officers.
During 2025, no Directors (2024: nil; 2023: nil) accrued retirement benefits under defined benefit arrangements, and 3 Directors (2024: 2;
2023: 2) accrued retirement benefits under defined contribution arrangements.
Aggregate compensation, representing the expense recognised under IFRS as defined in the “Basis of preparation” section, of the Group’s key management, including Directors, was as follows.

	2025 US$'000	2024 US$'000	2023 US$'000
Short-term employee benefits and costs	19,347	19,928	16,159
Post-employment benefits	109	186	155
Employment termination benefits	—	–	155
Share-based payments	15,689	14,724	10,305
Total(a)	35,145	34,838	26,774
(a)The figures shown above include employment costs which cover social security and accident premiums in Canada, the UK and payroll taxes in Australia paid by the employer as a direct additional cost of hire. In total, they amount to US$1,968,000 (2024: US$2,316,000; 2023: US$1,321,000).

Annual Report on Form 20-F 2025	219	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
Our Group structure
The Group’s subsidiaries that have non-controlling interests that are material to the Group, principal joint operations, as well as principal joint ventures and associates are included in notes 31 to 33 below. These notes only includes those entities that have a more significant impact on the profit or operating assets of the Group.
31 Subsidiaries with material non-controlling interests
The Group’s subsidiaries that have non-controlling interests that are material to the Group at 31 December 2025 are summarised in the table below.

Company	Country of incorporation/operation	Principal activities	Economic interest (%)
Robe River Mining Co. Pty. Ltd.(a)	Australia	Iron ore mining	60
Iron Ore Company of Canada(b)	US/Canada	Iron ore mining; iron ore pellets production	58.72
SimFer Jersey Limited(c)	Jersey/Guinea	Iron ore project	53
Oyu Tolgoi LLC	Mongolia	Copper and gold mining	66
(a)Robe River Mining Co. Pty. Ltd. (which is 60% owned by the Group) holds a 30% economic interest in Robe River Iron Associates (Robe River). North Mining Ltd (which is wholly owned by the Group) holds a 35% economic interest in Robe River. Through these companies the Group recognises a 65% share of the assets, liabilities, revenues and expenses of Robe
River, with a 12% non-controlling interest. The Group therefore has a 53% economic interest in Robe River.
(b)Iron Ore Company of Canada is incorporated in the US, but operates in Canada.
(c)Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey), a company incorporated in Jersey. SimFer Jersey, in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in Guinea and an 85% interest in the company which is delivering SimFer
Jersey’s scope of the co-developed rail and port infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment vessels, however this is anticipated to reduce to 85% with the Government of Guinea taking a 15% interest before transhipment operations commence. These entities, together with the equity accounted WCS Rail and Port Holding Entities described in note 33, are referred to as the Simandou iron ore project.
Summary financial information
This summarised financial information is shown on a 100% basis. It represents the amounts shown in the subsidiaries’ financial statements prepared in accordance with IFRS in line with the Group’s accounting policies, including fair value adjustments, and before intercompany eliminations.

Income statement summary for the year ended 31 December	Iron Ore Company of Canada 2025 US$m	Iron Ore Company of Canada 2024 US$m	SimFer Jersey 2025 US$m	SimFer Jersey 2024 US$m	Oyu Tolgoi LLC(a) 2025 US$m	Oyu Tolgoi LLC(a) 2024 US$m	Robe River Mining Co. Pty. Ltd. 2025 US$m	Robe River Mining Co. Pty. Ltd. 2024 US$m
Revenue	1,903	2,255	–	–	4,992	2,184	1,594	1,746
Profit/(loss) after tax	99	321	(49)	(25)	526	(1,077)	659	782
–attributable to non-controlling interests	41	133	(70)	(18)	140	(436)	264	313
–attributable to Rio Tinto	58	188	21	(7)	386	(641)	395	469
Other comprehensive income/(loss)	125	(205)	–	–	–	–	213	(279)
Total comprehensive income/(loss)	224	116	(49)	(25)	526	(1,077)	872	503

Balance sheet summary as at 31 December	2025 US$m	2024 US$m	2025 US$m	2024 US$m	2025 US$m	2024 US$m	2025 US$m	2024 US$m
Non-current assets	3,236	2,987	6,163	2,908	16,860	16,535	2,969	2,695
Current assets	681	711	577	545	1,713	581	767	743
Current liabilities	(449)	(541)	(852)	(402)	(2,644)	(672)	(170)	(124)
Non-current liabilities	(1,029)	(937)	(121)	(45)	(17,896)	(18,860)	(440)	(422)
Net assets/(liabilities)	2,439	2,220	5,767	3,006	(1,967)	(2,416)	3,126	2,892
–attributable to non-controlling interests	1,027	934	2,607	1,335	(854)	(994)	1,248	1,153
–attributable to Rio Tinto	1,412	1,286	3,160	1,671	(1,113)	(1,422)	1,878	1,739

Cash flow statement summary for the year ended 31 December	2025 US$m	2024 US$m	2025 US$m	2024 US$m	2025 US$m	2024 US$m	2025 US$m	2024 US$m
Cash flows from operations	427	735	(143)	(850)	3,215	1,039	1,194	1,274
Dividends paid to non-controlling interests	–	(165)	–	–	–	–	(258)	(282)
(a)Under the terms of the project finance facility held by Oyu Tolgoi LLC, there are certain restrictions on the ability of Oyu Tolgoi LLC to make shareholder distributions.

Annual Report on Form 20-F 2025	220	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
32 Principal joint operations
The Group’s principal joint operations at 31 December 2025 are summarised in the table below.

Company and country of incorporation/operation	Principal activities	Group interest (%)
Australia
Tomago Aluminium Joint Venture	Aluminium smelting	51.55
Gladstone Power Station Joint Venture	Power generation	42.13
Hope Downs Joint Venture	Iron ore mining	50
Western Range Joint Venture(a)	Iron ore mining	54
Queensland Alumina Limited(b)(c)	Alumina production	80
Pilbara Iron Arrangements	Infrastructure, corporate and mining services	See other relevant judgements call out box below
Canada
Aluminerie Alouette Inc.	Aluminium production	40
Pechiney Reynolds Quebec, Inc.(c)(d)	Aluminium smelting	50.2
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
(b)Although the Group has an 80% interest in Queensland Alumina Limited (QAL), decisions about activities that significantly affect the returns that are generated require agreement of both parties to the joint arrangement, giving rise to joint control. Rio Tinto has entered into a tolling arrangement with QAL that enables it to utilise additional available capacity at the refinery.
These revenues and costs are included within the income statement.
(c)QAL and Pechiney Reynolds Quebec Inc. are joint arrangements that are primarily designed for the provision of output to the parties sharing joint control. This indicates that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties. This dependence indicates that the parties in effect have obligations for the liabilities. It is these facts and circumstances that give rise to the classification of these entities as joint operations.
(d)Pechiney Reynolds Quebec Inc., an entity incorporated in the United States, has a 50.1% interest in the Aluminerie de Bécancour, Inc. aluminium smelter, which is located in Canada. As
Rio Tinto owns 50.2% of Pechiney Reynolds Quebec Inc, our effective ownership of the Bécancour smelter is 25.1%.

Other relevant judgements	Accounting for the Pilbara Iron Arrangements
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
Each of the partners in the joint operation is able to request the other to construct assets on their tenure to increase the capacity of the rail and port infrastructure network. The requesting partner’s (Asset User’s) share of the capacity of the network will increase by the capacity of the newly constructed asset, but generally that capacity may be provided from any of the network assets. The Asset User will pay an annual charge - Committed Use Charge (CUC) - over a contractually specified period irrespective of network usage. The constructing partner
(Asset Owner) has an ongoing obligation to make available capacity from those assets and to maintain the assets in good working order as required under relevant State Agreements and associated tenure. The arrangements are managed through two wholly-owned subsidiaries:
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
the CUC payments. The Asset User is a wholly-owned subsidiary of Rio Tinto, whereas the Asset Owner is a joint operation. This impact would be some US$824 million (calculated on the basis of grossing up the tax written down value of the CUC assets). Other methods of calculating the gross-up might give rise to different numbers.

Annual Report on Form 20-F 2025	221	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
33 Entities accounted under the equity method
Principal joint ventures
The Group’s principal joint ventures at 31 December 2025 are summarised in the table below.

Company	Country of incorporation/operation	Principal activities	Group interest (%)
Matalco Canada Inc.	Canada	Aluminium recycling	50
Minera Escondida Ltda(a)	Chile	Copper mining and refining	30
Sohar Aluminium Co. L.L.C.(b)	Oman	Aluminium smelting, power generation	20
Matalco USA, LLC	US	Aluminium recycling	50
(a)The year end of Minera Escondida Ltda is 30 June. The amounts included in the consolidated financial statements of Rio Tinto are, however, based on financial statements of Minera
Escondida Ltda that are coterminous with those of the Group.
(b)Although the Group holds a 20% interest in Sohar Aluminium Co. L.L.C, decisions about relevant activities that significantly affect the returns that are generated require agreement of all parties to the arrangement. It is therefore determined that Rio Tinto has joint control.

Other relevant judgements	Accounting for Minera Escondida Ltda (Escondida)
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

	Minera Escondida Ltda 2025 US$m	Minera Escondida Ltda 2024 US$m
Revenue	15,273	11,413
Depreciation and amortisation	(1,497)	(1,417)
Other operating costs	(4,010)	(4,123)
Operating profit	9,766	5,873
Finance expense	(193)	(233)
Income tax	(4,463)	(2,707)
Profit after tax	5,110	2,933
Other comprehensive income	–	14
Total comprehensive income	5,110	2,947
Non-current assets	14,827	12,991
Current assets	4,540	3,230
Current liabilities	(2,727)	(2,351)
Non-current liabilities	(6,010)	(5,585)
Net assets	10,630	8,285
Assets and liabilities above include:
–cash and cash equivalents	1,060	677
–current financial liabilities	(553)	(170)
–non-current financial liabilities	(3,110)	(3,333)
Dividends received from joint venture (Rio Tinto share)	1,014	1,035

Annual Report on Form 20-F 2025	222	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
33 Entities accounted under the equity method continued
Principal associates
The Group’s principal associates at 31 December 2025 are summarised in the table below.

Company	Country of incorporation/operation	Principal activities	Group interest (%)
Boyne Smelters Limited(a)	Australia	Aluminium smelting	73.5
Mineração Rio do Norte S.A.	Brazil	Bauxite mining	22
Winning Consortium Simandou Railway Pte. Ltd.(b)	Singapore/Guinea	Rail and port infrastructure including trans-Guinean heavy haul rail system	18.02
Winning Consortium Simandou Ports Pte. Ltd.(b)	Singapore/Guinea		18.02
Halco (Mining) Inc.(c)	US	Bauxite mining	45
(a)The parties that collectively control Boyne Smelters Limited (BSL) do so through decisions that are determined on an aggregate voting interest that can be achieved by several combinations of the parties. Although each combination requires Rio Tinto’s approval, this is not joint control as defined under IFRS 11 “Joint Arrangements”. Rio Tinto is, therefore, determined to have significant influence over this company.
(b)Rio Tinto SimFer UK Limited (which is wholly owned by the Group) holds a 53% interest in SimFer Jersey Limited (SimFer Jersey), a company incorporated in Jersey. Refer to note 31 for further details. SimFer Jersey, through its wholly owned subsidiary, SimFer InfraCo Ltd., a company incorporated in the United Kingdom, holds a 34% interest in Winning Consortium Simandou Railway
Pte. Ltd and Winning Consortium Simandou Ports Pte. Ltd (together referred to as “WCS Rail and Port Holding Entities”). As at 31 December 2025, the Group has an effective 18.02% indirect interest in the WCS Rail and Port Holding Entities. The WCS Rail and Port Holding Entities, in turn, hold an 85% interest in Winning Consortium Simandou Ports SA and Winning Consortium
Simandou Rail SA (together referred to as “WCS Project Companies”), with the remaining 15% held by the Government of Guinea. As a result, the Group has an effective 15.32% indirect interest in the WCS Project Companies. The WCS Rail and Port Holding Entities are incorporated in Singapore; however, the operations of the WCS Project Companies are in Guinea.
(c)The Group holds a 45% interest in Halco (Mining) Inc., a non-managed associate. Halco (Mining) Inc., in turn, has a 51% indirect interest in Compagnie des Bauxites de Guinée, a bauxite mine, the core assets of which are located in Guinea.
Summary information for equity accounted units and reconciliation to amounts included within the Consolidated
Financial Statements

	Minera Escondida Ltda(a) 30% 2025 US$m	Individually immaterial EAUs 2025 US$m	Total 2025 US$m	Minera Escondida Ltda(a) 30% 2024 US$m	Individually immaterial EAUs 2024 US$m	Total 2024 US$m
Net assets (100%)	10,630			8,285
Group ownership interest	3,189			2,486
Carrying value of Group’s interest	3,189	2,692	5,881	2,486	2,351	4,837
Share of profit/(loss) after tax	1,533	(55)	1,478	880	(42)	838
Share of other comprehensive income/(loss)	–	35	35	3	(44)	(41)
Share of total comprehensive profit/(loss)	1,533	(20)	1,513	883	(86)	797
(a)In addition to its “Investment in equity accounted units”, the Group recognises deferred tax liabilities of US$421 million (2024: US$349 million) relating to tax on unremitted earnings of equity accounted units.
34 Related-party transactions
Information about material related-party transactions of the Rio Tinto Group is set out below.
Subsidiary companies and joint operations
Transactions and balances with subsidiaries are fully eliminated on consolidation, while transactions and balances with joint operations are eliminated to the extent of our interest in the entity. Details of all subsidiary companies are disclosed in the consolidated entity disclosure statement, and information relating to principal joint operations can be found in note 32.
Equity accounted units
Transactions and balances with equity accounted units are summarised below. Purchases, trade and other receivables, and trade and other payables, relate largely to amounts charged by equity accounted units for toll processing of alumina and purchasing of bauxite and aluminium. Sales relate largely to sales of alumina to equity accounted units for smelting into aluminium.

	2025 US$m	2024 US$m	2023 US$m
Income statement items
Purchases from equity accounted units	(1,029)	(874)	(1,163)
Sales to equity accounted units	1,062	684	349
Cash flow statement items
Dividends from equity accounted units	1,070	1,067	610
Net funding of equity accounted units	(669)	(784)	(144)
Balance sheet items
Investments in equity accounted units(a)	5,881	4,837	4,407
Loans to equity accounted units(b)	842	534	–
Loans related to equity accounted units	–	–	100
Trade and other receivables: related to equity accounted units(c)	318	221	189
Trade and other payables: related to equity accounted units	(266)	(209)	(206)
(a)Investments in equity accounted units include quasi-equity loans. Further information about investments in equity accounted units is set out in note 33.
(b)Relates to funding of WCS Rail and Port Holding Entities. In 2024, this also includes the initial amounts advanced as part of the acquisition of these EAUs.
(c)This includes prepayments of tolling charges.
Pension funds
Information relating to pension fund arrangements is set out in note 29.
Directors and key management
Details of Directors’ and key management’s remuneration are set out in note 30.

Annual Report on Form 20-F 2025	223	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
Our equity
35 Share capital
Recognition and measurement
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction, net of tax, from the proceeds.
Where any Group company purchases the Group’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to owners of Rio Tinto. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental costs and the related income tax effects, is included in equity attributable to owners of Rio Tinto. If purchased Rio Tinto plc shares are cancelled, an amount equal to the nominal value of the cancelled share is credited to the capital redemption reserve.
Rio Tinto plc

	2025 Number (million)	2024 Number (million)	2023 Number (million)	2025 US$m	2024 US$m	2023 US$m
Issued and fully paid up share capital of 10p each
At 1 January	1,255.945	1,255.892	1,255.845	207	207	207
Ordinary shares issued under the Global Employee Share plan (GESP)	0.065	0.053	0.047	–	–	–
Shares purchased and cancelled(a)	–	–	–	–	–	–
At 31 December	1,256.010	1,255.945	1,255.892	207	207	207
Shares held by public
At 1 January	1,252.922	1,251.321	1,249.655
Shares reissued from treasury under the GESP(b)	1.305	1.548	1.619
Ordinary shares issued under the GESP(b)	0.065	0.053	0.047
Shares purchased and cancelled(a)	–	–	–
At 31 December	1,254.292	1,252.922	1,251.321
Shares held in treasury	1.718	3.023	4.571
Shares held by public	1,254.292	1,252.922	1,251.321
Total share capital	1,256.010	1,255.945	1,255.892
Other share classes
Special Voting Share of 10p each(c)	1 only	1 only	1 only
DLC Dividend Share of 10p each(c)	1 only	1 only	1 only
(a)The authority for the company to buy back its ordinary shares was renewed at the 2021 annual general meeting. No shares were bought back and cancelled in 2025, 2024 or 2023 under the on-market buy-back program.
(b)New shares issued and reissued from Treasury during the year resulting from the vesting of awards and the exercise of options under Rio Tinto plc employee share-based payment plans had exercise prices and market values between £41.17 and £60.26 per share.
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
During 2025, US$30 million of shares and ADRs (2024: US$13 million; 2023: US$17 million) were purchased by employee share ownership trusts on behalf of Rio Tinto plc to satisfy employee share awards on vesting. At 31 December 2025, 512,911 shares (2024: 229,749; 2023:
253,371) and 31,371 ADRs (2024: 48,990; 2023: 45,694) shares were held in the employee share ownership trusts on behalf of Rio Tinto plc.
Rio Tinto Limited

	2025 Number (million)	2024 Number (million)	2023 Number (million)	2025 US$m	2024 US$m	2023 US$m
Issued and fully paid up share capital
At 1 January	371.21	371.21	371.21	3,060	3,377	3,330
Adjustment on currency translation				238	(317)	47
At 31 December	371.21	371.21	371.21	3,298	3,060	3,377
– Special Voting Share(a)	1 only	1 only	1 only
– DLC Dividend Share(a)	1 only	1 only	1 only
Total share capital	371.21	371.21	371.21
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
During 2025, US$57 million of shares (2024: US$44 million; 2023: US$78 million) were purchased by employee share ownership trusts on behalf of Rio Tinto Limited to satisfy employee share awards on vesting. At 31 December 2025, 70,976 shares (2024: 303,327; 2023:
794,282) were held in the employee share ownership trusts on behalf of Rio Tinto Limited.
Information relating to share-based incentive schemes is in note 28.

Annual Report on Form 20-F 2025	224	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
36 Other reserves and retained earnings

	2025 US$m	2024 US$m	2023 US$m
Capital redemption reserve(a)
At 1 January and 31 December	51	51	51
Cash flow hedge reserve
At 1 January	(39)	(59)	(51)
Cash flow hedge gains	57	13	30
Cash flow hedge (gains)/losses transferred to the income statement	(164)	17	(39)
Tax on the above	29	(10)	1
At 31 December	(117)	(39)	(59)
Fair value through other comprehensive income reserve
At 1 January	(22)	(22)	2
Losses on equity investments	(34)	–	(24)
At 31 December	(56)	(22)	(22)
Cost of hedging reserve
At 1 January	(8)	(12)	(17)
Cost of hedging deferred to reserves during the year	2	3	4
Transfer of cost of hedging to the income statement	1	1	1
At 31 December	(5)	(8)	(12)
Other reserves(b)
At 1 January	11,570	11,542	11,554
Own shares purchased from Rio Tinto Limited shareholders to satisfy share awards	(57)	(44)	(78)
Employee share options: value of services	98	76	62
Deferred tax on share options	16	(4)	4
At 31 December	11,627	11,570	11,542
Foreign currency translation reserve(c)
At 1 January	(6,438)	(3,172)	(3,784)
Parent and subsidiaries’ currency translation and exchange adjustments	2,692	(3,194)	598
Equity accounted units currency translation adjustments	34	(45)	14
Currency translation reclassified on disposal	–	(27)	–
At 31 December	(3,712)	(6,438)	(3,172)
Total other reserves per balance sheet	7,788	5,114	8,328

Retained earnings(d)
At 1 January	42,539	38,350	35,020
Parent and subsidiaries’ profit for the year	8,397	10,697	9,385
Equity accounted units’ profit after tax for the year	1,569	855	673
Remeasurement gains/(losses) on pension and post-retirement healthcare plans(e)	161	88	(459)
Tax relating to components of other comprehensive income	(38)	(23)	151
Total comprehensive income for the year	10,089	11,617	9,750
Dividends paid	(6,145)	(7,025)	(6,466)
Change in equity interest held by Rio Tinto(f)	(7)	(468)	(13)
Own shares purchased/treasury shares reissued for share awards and other movements	(30)	(13)	(17)
Employee share options and other IFRS 2 charges taken to the income statement	135	78	76
At 31 December	46,581	42,539	38,350
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
(e)In 2025, there were US$1 million of remeasurement losses relating to equity accounted units (2024: losses of US$6 million, 2023: gains of US$3 million).
(f)In 2024, this relates to the additional interest acquired in ERA which increased from 86.3% to 98.43% as a result of new shares issued to Rio Tinto under ERA’s entitlement offer to raise funds for the rehabilitation of the Ranger Project Area, as well as the settlement of deferred consideration payable to Turquoise Hill Resources Ltd dissenting shareholders.

Annual Report on Form 20-F 2025	225	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
Other notes
37 Contingencies and commitments
Recognition and measurement
Contingent liabilities, indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations, including those under contractual arrangements (eg undertakings related to supplier agreements) not provided for on the balance sheet, where the likelihood of the contingent liabilities, guarantees or indemnities being called is assessed as possible rather than probable or remote.

Other relevant judgements	Contingencies
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
business, financial position and reputation. Litigation is inherently unpredictable and large judgements may at times occur. The Group may in the future incur judgements or enter into settlements of claims that could lead to material cash outflows.

Contingent liabilities - subsidiaries, joint operations, joint ventures and associates

	2025 US$m	2024 US$m
Contingent liabilities, indemnities and other performance guarantees(a)	322	192
(a)There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.
Contingent liabilities - not quantifiable
The current status of contingent liabilities where it is not practicable to provide a reliable estimate of possible financial exposure is:
Litigation disputes

Litigation matter	Latest update
2011 Contractual payments in Guinea
In 2023, we resolved a previously self-disclosed investigation by the SEC into certain contractual payments totalling US$10.5 million made to a consultant who had provided advisory services in 2011, relating to the
Simandou project in the Republic of Guinea. In August 2023, the UK Serious Fraud Office closed its case and announced that the Australian Federal Police maintains a live investigation into the matter. Rio Tinto continues to cooperate fully with relevant authorities.
At 31 December 2025, the outcome of this investigation remains uncertain, but it could ultimately expose the Group to material financial cost. No provision has been recognised for the investigation. We believe this case is unwarranted and will defend the allegation vigorously.

Other contingent liabilities
We continue to modernise agreements with Traditional Owner groups in response to the Juukan Gorge incident. We have created provisions, within “Other provisions”, based on our best estimate of historical claims. However, the process is incomplete and it is possible that further claims could arise relating to past events.
Close-down, restoration and environmental provisions are not recognised for those operations that have no known restrictions on their lives as the date of closure cannot be reliably estimated. This applies primarily to our Canadian aluminium smelters, which are not dependent upon a specific orebody and have access to indefinite-lived power from owned hydropower stations with water rights permitted by local governments. In these instances, a closure obligation may exist at the reporting date. However, due to the indefinite nature of asset lives, it is not possible to arrive at a sufficiently reliable estimate for the purposes of recognising a provision. Close-down, restoration and environmental provisions are recognised at these operations for separately identifiable closure activities which can be reasonably estimated, such as the demolition and removal of fixed structures after a predetermined period. Any contingent liability for these assets will crystallise into a closure provision if and when a decision is taken to cease operations.
Contingent assets
The Group has, from time to time, various insurance claims outstanding with reinsurers. Recognition of any assets arising takes place once the insurance company has agreed to refund the claims and the amount is quantifiable. This is usually in the same period as payment is received.

Annual Report on Form 20-F 2025	226	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
37 Contingencies and commitments continued
Capital commitments
Our capital commitments include:
•open purchase orders for managed operations and non-managed tolling entities
•expenditure on major projects already authorised by our Investment Committee for non-managed operations.
Our capital commitments do not include those relating to lease obligations, which are disclosed separately in note 22.
The capital commitments for Simandou are reported on a 100% basis for the SimFer mine and the SimFer scope of infrastructure as managed operations. The Group’s share of EAU capital commitments reported in relation to WCS Rail and Port Holding Entities represents
SimFer Jersey Limited’s 34% investment in those EAUs, inclusive of funding due from non-controlling interests.

	2025 US$m	2024 US$m
Capital commitments excluding the Group's share of EAU capital commitments
Within 1 year	5,952	4,559
Between 1 and 3 years	1,720	602
Between 3 and 5 years	124	313
After 5 years	377	82
Total	8,173	5,556

Group's share of EAU capital commitments
Within 1 year	684	1,280
Between 1 and 3 years	53	271
Total	737	1,551

Impact of climate change on our business	Decarbonisation capital commitments
Capital commitments do not include the estimated incremental capital expenditure relating to decarbonisation projects unless otherwise contractually committed. In 2025, we adjusted our capital guidance to spend of US$1 billion to US$2 billion through to 2030. Included in capital commitments at 31 December 2025 are contractually committed decarbonisation capital commitments of US$142 million
(2024: US$114 million), inclusive of the Amrun and Jinbi renewable PPAs, which are treated as leases that have not yet commenced
(disclosed in note 22).

Other commitments
The Group has also made other commitments to incur a minimum amount of expenditure on community development initiatives as part of its agreements with various stakeholders. As of 31 December 2025, a total of US$215 million (2024: US$154 million) of such expenditure is estimated to be incurred over the next 25 years, out of which US$26 million (2024: US$27 million) is expected to be incurred within the next year.
Unrecognised commitments to contribute funding or resources to joint ventures
Along with the other joint venture partners, we have commitments to provide emergency funding (such as funding required to preserve the life of assets of the company or to comply with applicable laws) if required by Sohar Aluminium Company L.L.C., subject to approved thresholds.
At 31 December 2025, Minera Escondida Ltda held an undrawn shareholder line of credit, of which Rio Tinto’s share was US$225 million
(2024: US$225 million). The current facility will mature in September 2026.
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

Annual Report on Form 20-F 2025	227	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
37 Contingencies and commitments continued
The aggregate amount of future payment commitments under purchase obligations outstanding at 31 December is shown in the table below.

	2025 US$m	2024 US$m
Within 1 year	3,573	3,160
Between 1 and 2 years	1,599	1,461
Between 2 and 3 years	1,479	1,364
Between 3 and 4 years	803	851
Between 4 and 5 years	621	614
After 5 years	4,800	4,905
Total	12,875	12,355
Guarantees by parent companies
Rio Tinto plc and Rio Tinto Limited have, jointly and severally, fully and unconditionally guaranteed the following securities issued by the following 100% owned finance subsidiaries: US$15.2 billion (2024: US$6.2 billion) Rio Tinto Finance (USA) Limited and Rio Tinto Finance
(USA) plc bonds with maturity dates up to 2065; and US$0.7 billion (2024: US$0.6 billion) on the European Debt Issuance Programme. In addition, Rio Tinto Finance plc and Rio Tinto Finance Limited have entered into undrawn facility arrangements for an aggregate amount of
US$7.5 billion (2024: US$7.5 billion). The facilities are guaranteed by Rio Tinto plc and Rio Tinto Limited.
Rio Tinto plc has provided a guarantee, known as the completion support undertaking (CSU), in favour of the Oyu Tolgoi LLC project finance lenders.
At 31 December 2025, a total of US$5.4 billion (2024: US$5.5 billion) of project finance debt was outstanding under this facility of which
US$3.8 billion (2024: US$3.9 billion) is owed to external third party lenders. Rio Tinto plc, through its subsidiaries, owns 66% of Oyu Tolgoi
LLC, with the remaining share owned by Erdenes Oyu Tolgoi LLC (34%), which is controlled by the Government of Mongolia. The project finance was raised for development of the underground mine and the CSU will terminate on the completion of the underground mine according to a set of completion tests set out in the project finance facility. The CSU contains a carve-out for certain political risk events.
38 Auditors’ remuneration
Group auditors’ remuneration(a)

	2025 US$m	2024 US$m	2023 US$m
Audit of the Group	20.6	20.7	19.1
Audit of subsidiaries	8.5	7.4	7.5
Total audit	29.1	28.1	26.6
Audit-related assurance service	2.4	1.7	1.1
Other assurance services(b)	2.9	3.5	3.0
Total assurance services	5.3	5.2	4.1
Tax compliance	–	–	–
Other non-audit services not covered above	0.2	0.2	0.1
Total non-audit services	5.5	5.4	4.2
Total Group auditors’ remuneration	34.6	33.5	30.8

Group auditors’ remuneration as required to be categorised under SEC regulations
Audit fees	31.5	30.0	27.7
Audit-related fees	2.9	3.3	3.0
Tax fees	–	–	–
All other fees	0.2	0.2	0.1
Total Group auditors’ remuneration	34.6	33.5	30.8

Audit fees payable to other accounting firms
Audit of the financial statements of the Group’s subsidiaries	0.3	0.3	0.3
Fees in respect of pension scheme audits	0.1	0.1	0.1
Total audit fees payable to other accounting firms	0.4	0.4	0.4
(a)The remuneration payable to KPMG, the Group auditors, is approved by the Audit & Risk Committee (the ‘Committee’). The Committee sets the policy for the award of non-audit work to the auditors and approves the nature and extent of such work, and the amount of the related fees, to ensure that independence is maintained. The fees disclosed above consolidate all payments, including overruns, made to member firms of KPMG by the companies and their subsidiaries, along with fees in respect of joint operations paid for by the Group. Non-audit services arise largely from assurance and regulation related work.
(b)In 2025, other assurance services include regulatory sustainability assurance services which amount to US$2.2 million, and the review of non-statutory financial information.

Annual Report on Form 20-F 2025	228	riotinto.com
2025 Financial statements | Notes to the consolidated financial statements
39 Events after the balance sheet date
On 11 February 2026, Oyu Tolgoi LLC received tax assessments amounting to MNT 1.6 trillion (approximately US$440 million) from the
Mongolian Tax Authority in relation to the years ended 31 December 2021 and 31 December 2022.
These assessments are inconsistent with the Oyu Tolgoi Investment Agreement and applicable Mongolian legislation, and no adjustment has been made to the financial statements for the year ended 31 December 2025 in respect of these tax assessments. We will take relevant steps including engaging in discussions with the Government of Mongolia to resolve this matter.
There were no other significant events after the balance sheet date requiring disclosure.
40 New standards issued but not yet effective
We have not early adopted any new accounting standards or amendments that have been issued but are not yet effective.
IFRS 18 “Presentation and Disclosure in Financial Statements” (mandatory in 2027) will replace IAS 1. The new standard requires that companies classify all income and expenses into 5 categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Management-defined performance measures (MPMs), which are subtotals of income and expenses not specified by IFRS Accounting Standards and used in public communications, must be disclosed in a single note within the financial statements. The standard also provides enhanced guidance on grouping and organising information for better clarity. Additionally, the operating profit subtotal will be the starting point for the statement of cash flows under the indirect method. These changes aim to improve transparency and comparability across entities. We expect that certain of the Group’s income and expense items will be reclassified among operating, investing, and financing categories, resulting in changes to the operating profit subtotal. Alternative performance measures meeting the definition of MPMs will be disclosed in a separate note with the reconciliation between these MPMs and profit after tax. This reconciliation will also account for income tax effects and the impact on non-controlling interests for each reconciling item as required by the standard. Our interest received and interest paid will be classified in investing activities and financing activities, respectively, in the statement of cash flows. Dividends received from equity accounted units and dividends paid to non-controlling interest holders will be classified in the investing activities and financing activities respectively under the new standard.
Foreign exchange differences will be classified in the category where the related income and expense form the item giving rise to the foreign exchange difference. We continue to assess the detailed implications of applying the new standard and expect that changes will be required to the presentation and disclosures in our financial statements.
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures on Contracts Referencing Nature-dependent
Electricity” (mandatory in 2026) will help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs). The amendments include: clarifying the application of the “own-use” requirements, permitting hedge accounting if these contracts are used as hedging instruments; and adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The assessments performed to date have not identified a material impact on our financial statements as a result of these amendments.
The assessment is ongoing in relation to the amendments listed below, but no material impact has been identified to date:
•Annual Improvements to IFRS Accounting Standards (Amendments to IAS 7 “Statement of Cash Flows” and IFRS 10 “Consolidated
Financial Statements” (mandatory in 2026)
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial Instruments” and IFRS 7
“Financial Instruments: Disclosures” (mandatory in 2026)
•IFRS 19 “Subsidiaries without Public Accountability: Disclosures” (mandatory in 2027).
Page 229 has been intentionally omitted.

Annual Report on Form 20-F 2025	230	riotinto.com
2025 Financial statements | Other information
Consolidated entity disclosure statement

Basis of preparation
This consolidated entity disclosure statement (CEDS) has been prepared as at 31 December 2025.
For all entities within this CEDS, place (country) of incorporation, classes of shares, the registered office address, the percentage of the share class held by Group entities, and the effective percentage of equity owned by the Group calculated by reference to voting rights, are disclosed. The share class held by the Group are ordinary (voting) shares (also referred to as common stock in certain countries), unless identified with one of the following annotations against the entity name:
(1) ordinary/common; (2) preference; (3) redeemable preference; (4) unit; (5) redeemable preference B; (6) registered; (7) special voting; (8) DLC dividend; (9) founder’s; (10) non-cumulative redeemable preference; (11) non-redeemable preference; (12) deferred; (13) Class A; (14) Class B; (15)
Class/Series C; (16) Class/Series D; (17) Class/Series E; (18) Series F; (19) Series G; (20) Class H; (21) Class J; (22) Class S; (23) Class Z; (24) E1
Class; (25) E2 Class; (26) F1 Class; (27) F2 Class; (28) G1 Class; (29) Stock Unit A; (30) Stock Unit B; (31) Stock Unit C; (32) C1 Class; (33) C2
Class.
Additionally, for subsidiaries and other consolidated entities, the entity’s tax residency; whether the entity was a body corporate, partnership or trust; and whether the entity was a partner in a partnership, a trustee of a trust or a participant in a joint venture within the consolidated
Group, are also disclosed. Unless otherwise disclosed, each entity in this CEDS is a body corporate.
Unless otherwise disclosed, the tax residency of subsidiaries and other consolidated entities is the same as the country of incorporation. The determination of tax residency involves judgement as the determination of tax residency is highly fact dependent and requires interpretation of relevant legislation, guidance and judicial precedent. Different interpretations could be adopted which could give rise to a different conclusion on residency. In determining tax residency, the Group has applied current legislation, judicial precedent and other available guidance.
Refer to the “Basis of consolidation” on page 158 for further information on accounting policies, basis of consolidation, subsidiaries with material non-controlling interests, joint operations, joint ventures and associates.
An explanation of the dual-listed companies structure of Rio Tinto plc and Rio Tinto Limited can be found on pages 336 to 337.
For completeness, the effective ownership by the Group relates to effective holdings by both entities either together or individually.
Entities are listed by place (country) of incorporation and under their registered office address.
Parent entities

Australia	United Kingdom
Level 43, 120 Collins Street, Melbourne VIC 3000	6 St James’s Square, London, SW1Y 4AD
Rio Tinto Limited	Rio Tinto plc
Wholly-owned subsidiaries

Angola
Edificio Kilamba, 20th Floor, Avenida 4 de Fevereiro, Marginal de Luanda, Luanda
Rio Tinto Angola (SU), LDA.
Rio Tinto Exploration Angola (SU), Limitada
Escritorio B01 401, 4th Andar, Edf 1, Bloco 1, Via S8, Talatona, Luanda
Rio Tinto Metais Básicos Angola (SU), Lda

Argentina
Carlos Pellegrini, 1427, 4th Floor Ciudad, Autónoma de Buenos Aires, 1011
Olaroz Lithium SA
Intendente Lascano 2100, San Fernando del Valle de Catamarca, Catamarca, 4700
Galaxy Lithium (SAL DE VIDA) S.A.
Mza.5 Lote 6, Ciudad Oeste, San Lorenzo Chico – 4401, Salta, 4400
Advantage Lithium Argentina SAU
El Trigal SAU
La Frontera Minerals SAU
South American Salars SA

Australia
155 Charlotte Street, Brisbane QLD 4000
Alcan Gove Development Pty Limited
Alcan Holdings Australia Pty Limited
Alcan Northern Territory Alumina Pty Limited
Alcan Primary Metal Australia Pty Ltd(bb)
Alcan South Pacific Pty Ltd
Australian Coal Holdings Pty. Limited(a)
Cathjoh Holdings Pty Limited(bb)
Gladstone Infrastructure Pty Ltd
Gove Aluminium Ltd
GPS Energy Pty Limited(w)
GPS Nominee Pty Limited
GPS Power Pty. Limited(w)
Hunter Valley Resources Pty Ltd
Johcath Holdings Pty Limited
Kembla Coal & Coke Pty. Limited
Mitchell Plateau Bauxite Co. Pty. Limited(y)
Pacific Aluminium Pty. Limited(a)
Pechiney Consolidated Australia Pty Limited

Annual Report on Form 20-F 2025	231	riotinto.com
2025 Financial statements | Other information

Australia (continued)
Queensland Coal Pty. Limited
Rio Tinto Alcan Technology Pty Ltd
Rio Tinto Aluminium (Bell Bay) Limited
Rio Tinto Aluminium (Holdings) Limited
Rio Tinto Aluminium Bell Bay Sales Pty Limited
Rio Tinto Aluminium Limited
Rio Tinto Aluminium Services Pty Limited
Rio Tinto Coal (Clermont) Pty Ltd
Rio Tinto Coal Australia Pty Limited
Rio Tinto Coal NSW Holdings Pty Ltd(a)
RTA AAL Australia Limited
RTA Boyne Limited
RTA Gove Pty Limited
RTA Holdco Australia 1 Pty Ltd
RTA Holdco Australia 3 Pty Ltd
RTA Holdco Australia 5 Pty Ltd
RTA Holdco Australia 6 Pty Ltd
RTA Pacific Pty Limited
RTA Sales Pty Ltd
RTA Smelter Development Pty Limited
RTA Weipa Pty Ltd
RTA Yarwun Pty Ltd
Swiss Aluminium Australia Limited
Trans Territory Pipeline Pty Limited
Winchester South Development Company Proprietary Limited
19 Westal Street, Nhulunbuy NT 0880
Nhulunbuy Corporation Limited(c)
37 Belmont Avenue, Belmont WA 6104
Peko Exploration Pty Ltd.
Rio Tinto Exploration Pty Limited(a)
Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000
A.C.N. 646 148 754 Pty. Ltd.
Allkem Corporate Services Pty. Ltd.
Allkem Financial Services Pty. Ltd.
Allkem Pty. Ltd.
AML Properties Pty Ltd
Argyle Diamond Mines Pty Limited
Argyle Diamonds Pty Limited(a)
Ashton Mining Pty Ltd
Ashton Nominees Pty Limited
Capricorn Diamonds Investments Pty Limited
Channar Management Services Pty Limited
Channar Mining Pty Ltd
Dampier Desalination Proprietary Limited
Galaxy Lithium Australia Pty. Ltd.
Galaxy Resources Pty. Ltd.
Hamersley Exploration Pty Limited
Hamersley HMS Pty Ltd
Hamersley Holdings Limited(a)
Hamersley Iron - Yandi Pty Limited(a)
Hamersley Iron Pty. Limited(dd)
Hamersley Resources Limited(z)
Hamersley WA Pty Ltd(x)
HIsmelt Corporation Pty Limited(a)
Juna Station Pty Ltd
Lithium Extraction Technologies (Australia) Pty Ltd
Mount Bruce Mining Pty Limited
NBH Pty Ltd
Norgold Pty Limited
North Gold (W.A.) Pty Ltd

North IOC Holdings Pty Ltd
North Limited
North Mining Limited(aa)
Peko-Wallsend Pty Ltd
Pilbara Iron Company (Services) Pty Ltd
Pilbara Iron Pty Ltd
Ranges Management Company Pty Ltd
Ranges Mining Pty Ltd(u)
Rhodes Ridge Account Manager Pty Ltd
Rhodes Ridge Management Services Pty Ltd
Rincon Mining Pty Limited
Rio Tinto EN21 Australia Pty Ltd(a)
Rio Tinto EN21 Op Co Pty Ltd
Rio Tinto Investments One Pty Limited
Rio Tinto Investments Two Pty Limited
Rio Tinto Iron Ore (Pilbara) Sales Pty Ltd
Rio Tinto PACE Australia Pty Limited(a)
Rio Tinto Winu Pty Limited(a)(t)
Robe River Limited
Rocklea Station Pty Ltd
South American Salar Minerals Pty. Ltd.
Winu Services Pty Ltd(a)
Level 43, 120 Collins Street, Melbourne VIC 3000
Australian Mining & Smelting Pty Ltd(a)
Canning Resources Pty Limited(a)
CRA Investments Pty. Limited(a)
CRA Pty Ltd(a)
Fundsprops Pty. Limited(a)
Kalimantan Gold Pty Limited
Kelian Pty. Limited(a)
Kutaibar Holdings Pty Ltd(a)
MineSmith Australasia Pty Ltd(d)
North Insurances Pty. Ltd.
Project Generation Group Pty Ltd(a)
Rio Tinto (Commercial Paper) Limited(a)
Rio Tinto Advisory Services Pty Limited
Rio Tinto Asia Pty. Limited(a)
Rio Tinto Biofuels Pty Ltd
Rio Tinto Closure Pty Limited(a)
Rio Tinto Energy and Climate Investments Australia Pty Ltd(a)
Rio Tinto Energy Services Pty Ltd
Rio Tinto Finance (Rhodes Ridge) Pty Ltd
Rio Tinto Finance (USA) Limited(a)
Rio Tinto Finance Limited(a)
Rio Tinto Leaching Technologies Pty Limited(a)
Rio Tinto Services Limited(a)
Rio Tinto Shared Services Pty Limited
Rio Tinto Shipping Pty. Limited.(a)
Rio Tinto Staff Fund (Retired) Pty Limited(a)
RTLDS Aus Pty Ltd(a)
RTPDS Aus Pty Ltd
Southern Copper Pty. Limited
Technological Resources Pty. Limited(a)
The Zinc Corporation Pty Ltd
Tinto Holdings Australia Pty. Limited
Wimmera Industrial Minerals Pty. Limited(a)

Belgium
Hoveniersstraat 53, 2018, Antwerp
Rio Tinto Diamonds NV
Rond-point Robert Schuman 2/4, 1040, Bruxelles
Rio Tinto Belgium SA

Annual Report on Form 20-F 2025	232	riotinto.com
2025 Financial statements | Other information

Bermuda
Clarendon House, 2 Church Street, Hamilton, HM 11
North IOC (Bermuda) Holdings Limited
North IOC (Bermuda) Limited
QIT Madagascar Minerals Ltd(f)
Rio Tinto Escondida Limited(f)

Brazil
Avenida das Nações Unidas, 12.551 - 19th floor - Suite 1.911, São Paulo, SP, 04578-00
Alcan Composites Brasil Ltda
Avenida Engenheiro Emiliano Macieira, 1 - km 18, Pedrinhas, Sao Luis, MA, 65095-603
Rio Tinto do Brasil Ltda.
Avenida Benedito Lessa 240, Bairro Conceição, Município de Ipaiú, Estado de Bahia, CEP, 45.570-000
Rio de Contas Desenvolvimentos Minerais Ltda
SIG Quadra 04, Lote 175, Torre A, Salas 106 a 109, Edificio Capital Financial Center, Brasilia, CEP 70610-440
Rio Tinto Desenvolvimentos Minerais Ltda.
SIG Quadra 04, Lote 75, Torre A Sala, 109 Parte B, Edificio Capital Financial Center, Brasilia, CEP, 70610-440
Rio Tinto Mineracao do Brasil Ltda
SIG, QUADRA 04, Lote 75, Sala 109 Parte C, Edificio Capital Financial Center, Brasilia DF, CEP, 71.610-440
Empresa de Mineracao Finesa Ltda.
SIG, QUADRA 04, Lote 75, Sala 109 Parte D, Edificio Capital Financial Center, Brasilia DF, CEP, 71.610-440
Mineracao Tabuleiro Ltda
SIG, QUADRA 04, Lote 75, Sala 109 Parte E, Edificio Capital Financial Center, Brasilia DF, CEP, 71.610-440
Rio Santa Rita Empreenimentos e-Particiacoes Ltda

Canada
1212-1175 Douglas Street, Victoria BC V8W 2E1
Rio Tinto Exploration Canada Inc.
1625 Route Marie-Victorin, Sorel-Tracy QC J3R 1M6
Rio Tinto Fer et Titane inc.
Rio Tinto Iron and Titanium Canada Inc. / Rio Tinto Fer et Titane Canada Inc.
200-204 Lambert Street, Whitehorse YT Y1A 1Z4
Turquoise Hill Resources Ltd.
300-5201 50th Avenue, Yellowknife NT X1A 2P8
Diavik Diamond Mines (2012) Inc.(cc)
300-815 West Hastings Street, Vancouver BC V6C 1B4
Rio Tinto Potash Management Inc. / Rio Tinto Potasse Management Inc.(s)
400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3
10676276 Canada Inc.
16140467 Canada Inc.
16992269 Canada Inc.
9519-2845 Quebec inc.(r)
Alcan Management Services Canada Limited / Societe de Services de Gestion Alcan Canada Limitee
Alcan Realty Limited / Societe Immobiliere Alcan Limitee
Galaxy Lithium (Canada) Inc.
Galaxy Lithium One Inc.
Livent Lithium Quebec Inc.
Rio Tinto Alcan Fund Inc.
Rio Tinto Alcan Inc.(r)
Rio Tinto Alcan International Ltd. / Rio Tinto Alcan International Ltee
Rio Tinto Canada Inc
Rio Tinto Canada Management Inc. / Rio Tinto Gestion Canada Inc.
Rio Tinto Energy and Climate Investments Canada Inc./Rio Tinto Investissements Énergie et Climat Canada Inc.

Rio Tinto PACE Canada Inc. / Gestion Rio Tinto PACE Canada Inc.
The Roberval and Saguenay Railway Company/ La Compagnie du Chemin de Fer Roberval Saguenay
5300-66 Wellington Street West, Toronto ON M5K 1E6
1043802 Ontario Ltd
Rio Tinto Saskatchewan Potash Holdings General Partner Inc.(s)
Rio Tinto Saskatchewan Potash Holdings Limited Partnership(c)(p)
745 Thurlow Street, Suite 2400, Vancouver BC V6E 0C5
1508137 B.C. Ltd.
90 Riviera Drive, Markham ON L3R 5M12
Rio Tinto Lithium Canada Inc.

Cayman Islands
One Nexus Way, Camana Bay, c/o Intertrust Corp Services, Grand Cayman, KY1-9005
Lithium Cayman LLP(m)

Chile
Av. Presidente Riesco 5435, Of. 1302, Las Condes, Santiago
Rio Tinto Chile Dos SpA
Rio Tinto Chile SpA
Rio Tinto Chile Tres SpA

China
41/F Wheelock Square, No. 1717 West Nanjing Road, Jing’ an District, Shanghai, 200040
Rio Tinto Trading (Shanghai) Co., Ltd.
418 Nanshi Street, Suzhou Industrial Park, Suzhou, 215021
Rio Tinto Iron & Titanium (Suzhou) Co., Ltd
No. 32, North Beijing Road, Yangtse River Chemical Park, Free Trade Zone, Zhangijiagang, Jiangsu, 215635
Livent Lithium (Zhangjiagang) Co. Ltd.
Room 328, 3rd Floor, Unit 2, 231 Shibocun Road, Shanghai, Pilot Free Trade Zone, 200125
Rio Tinto Mining Commercial (Shanghai) Co., Ltd.
Units 15-16, 18/F, China World Office Building 2, No. 1 Jianguomenwai Dajie, Chaoyang District, Beijing
Rio Tinto Minerals Exploration (Beijing) Co., Ltd

Colombia
Calle 2, No. 20, 50 Edificio Q Office, Medellin, Antioquia, 503
ACO Colombia S.A.S.
RT Colombia S.A.S.

Finland
PL 18, Helsinki, 00271
Rio Tinto Exploration Finland OY

France
60 Avenue Charles de Gaulle, 92200, Neuilly-Sur-Seine
Pechiney Bâtiment
Rio Tinto France S.A.S.
RTA HOLDCO FRANCE 1 S.A.S.
RTA HOLDCO FRANCE 2 S.A.S.
725 rue Aristide Bergès, 38340, Voreppe
AP Service
Rio Tinto Aluminium Pechiney
89 Route de Bourbourg, 59210, Coudekerque-Branche
Borax Français

Annual Report on Form 20-F 2025	233	riotinto.com
2025 Financial statements | Other information

Germany
Alfred-Herrhausen-Allee 3-5, 65760, Eschborn
Rio Tinto Commercial GmbH
Rio Tinto Iron & Titanium GmbH(c)
Rio Tinto Iron & Titanium Holdings GmbH(c)
Alusingenplatz 1, D-78221, Singen
Alcan Betriebs- und Verwaltungsgesellschaft GmbH
Alcan Lebensmittelverpackungen GmbH
Alcan Packaging Mühltal Gmbh & Co. KG
Scheuch Unterstuetzungskasse GmbH

Guernsey
Plaza House, Third Floor, Elizabeth Avenue, St. Peter Port, GY1 2HU
Livent Lithium (GY) Limited

Guinea
Immeuble Camayenne Corniche Nord, Commune de Dixinn, BP 848, Conakry
Rio Tinto Guinée S.A.
Manquépas - Commune de Kaloum
Fondation Rio Tinto(c)

Hong Kong
10/F, Guangdong Investment Tower, 148 Connaught Road Central
Galaxy Resources International Ltd.
6/F, Luk Kwok Centre, 72 Gloucester Road, Wan Chai
Alcan Asia Limited(e)
Rio Tinto Asia Ltd(e)(h)

Iceland
P.O. Box 244, IS-222, Hafnarfjördur
Rio Tinto Iceland Ltd.

India
Ground, 1st & 2nd Floor, DLF Building No. 7, Tower B, DLF Cyber City, Phase III, Gurgaon, Haryana, 122002
Rio Tinto Exploration India Private Limited(d)
Rio Tinto India Private Limited

Ireland
8-34 Percy Place, Dublin 4, D04 P5K3
Arcadium Lithium Financing IRL DAC
Arcadium Lithium Intermediate IRL Limited(f)

Japan
Kojimachi Diamond Building, 8th Floor, 1 Kojimachi 4-chome, Chiyoda-ku, Tokyo, 102-0083
Rio Tinto Japan Limited
Marunouchi Eiraku Building 15F, 1-4-1, Marunouchi, Chiyoda-Ku, Tokyo
Livent Japan G.K.

Jersey
3rd Floor, IFC 5, Castle Street, St Helier, JE2 3BY
Rio Tinto Jersey Holdings 2010 Limited(f)
3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Arcadium Lithium plc(f)

Kazakhstan
Dostyk 310/G, Almaty, 050020
Korgantas LLP(c)(d)(o)
Rio Tinto Exploration Kazakhstan LLP(c)(o)

Korea, Republic of
16th Floor, Aju Building, 201, Teheran-ro, Gangnam-gu, Seoul, 06141
Rio Tinto Korea Ltd
Livent Korea LLC

Lao People's Democratic Republic
5th Floor, AGL Building, 33 Lane Xang Avenue, Hatsady Village, Chanthaboury District, Vientiane Capital
Rio Tinto Minerals Development (Lao) Sole Co., Ltd.(i)

Malaysia
Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400, Kuala Lumpur
Borax Malaysia Sdn Bhd

Mexico
Florencia 57, Piso 3, Col. Juarez, Delegacion Cuauhtemoc, Mexico, D.F., 06600
Minera Kennecott, S.A. de C.V.(d)(g)

Mongolia
Level 17, Shangri-La Center, Olympic Street 19A, Sukhbaatar District, Ulaanbaatar, 14214
Heruga Exploration LLC
Rio Tinto Holdings LLC
Rio Tinto Mongolia LLC

Mozambique
Av. da Marginal Nº 4985, 1º andar – Prédio ZEN, Maputo
Mutamba Mineral Sands S.A.

Netherlands
6 St James's Square, London, SW1Y 4AD, United Kingdom
Rio Tinto Eastern Investments B.V.(f)
Basisweg 10, 1043 AP, Amsterdam
Livent Foreign HoldCo B.V.
Bolder Corporate Services (Netherlands) B.V., De Boelelaan 7, 7th Floor, 1083, Amsterdam, HJ
Galaxy Lithium Holdings B.V.
Welplaatweg 104, 3197 KS Botlek-Rotterdam
Oyu Tolgoi Netherlands BV
Alcan Holdings Europe B.V.
Alcan Holdings Nederland B.V.
Borax Rotterdam BV
Rio Tinto Diamonds Netherlands B.V.
Saryarka B.V.(d)

New Zealand
1530 Tiwai Road, Tiwai Point, Invercargill, 9877
Electric Power Generation Limited(a)
New Zealand Aluminium Smelters Ltd
Pacific Aluminium (New Zealand) Limited
Level 2, 20 Customhouse Quay, Wellington, 6011
NZAS Retirement Fund Trustee Limited

Papua New Guinea
C/- Guinn Accountants, Section 15, Lot 15, Bernal Street, Port Moresby, National Capital District
Rio Tinto Holding PNG Limited
Section 15, Lot 15, Bernal Street, National Capital District, Port Moresby
Rio Tinto Exploration (PNG) Limited(a)(l)

Annual Report on Form 20-F 2025	234	riotinto.com
2025 Financial statements | Other information

Peru
Av. La Paz 1049, Oficina 503, Miraflores, Lima, 18
Rio Tinto Mining and Exploration S.A.C.

Rwanda
9 (Plot 526), KG 668 St, Kimihurura, Gasabo, Kigali
Rio Tinto Exploration Rwanda Limited

Serbia
Bulevar Milutina Milankovica 1i, 5th Floor, Novi Beograd, 11070
Jadar Free Zone Management Company DOO Beograd - Novi Beograd
Rio Sava Exploration DOO
Rio Tinto Exploration Dunav d.o.o. Beograd - Novi Beograd(c)

Singapore
12 Marina Boulevard, #10-01 MBFC Tower 3, 018982
Cuprum Metals Pte. Ltd.
Sharp Investment Holding Company Pte. Ltd.
12 Marina Boulevard, #20-01 MBFC Tower 3, 018982
Rio Tinto Commercial Pte. Ltd.
Rio Tinto Global Employment Company Pte. Ltd.
Rio Tinto Marketing Pte. Ltd.
Rio Tinto Minerals Asia Pte Ltd
Rio Tinto Procurement (Singapore) Pte Ltd
Rio Tinto Shipping (Asia) Pte. Ltd.
Rio Tinto Singapore Holdings Pte Ltd
2 Shenton Way #26-01, SGX Centre I, 068804
Metals and Minerals Insurance Pte Limited
2 Venture Drive, #24-01, Vision Exchange, 608526
Turquoise Hill Resources Singapore Pte Ltd.(d)(k)
77 Robinson Road #13-00, 068896
AGM Holding Company Pte. Ltd.(d)(k)
Singapore Metals Pte. Ltd.(d)(j)
77 Robinson Road #20-01, 068896
Livent Singapore Pte. Ltd.

South Africa
1 Harries Road, Illovo, Sandton, 2196
Rio Tinto Management Services South Africa (Proprietary) Ltd
Ground Floor-Cypress Place North, Woodmead Business Park, 140/142 Western Service Road, Woodmead, 2191
Riversdale Connections (Proprietary) Ltd
The Farm RBM, Number 16317, KwaZulu-Natal, 3900
Richards Bay Mining Holdings (Proprietary) Limited
Richards Bay Titanium Holdings (Proprietary) Limited

Spain
CN 340, Km 954, 12520 NULES, Castellon
Borax España, S.A.

Switzerland
Badenerstrasse 549, CH-8048, Zürich
Metallwerke Refonda AG
Rio Tinto Switzerland AG (SA/Ltd.)
Zahlerweg 6, 6300, Zug
Livent Switzerland GmbH

United Kingdom
5 Churchill Place, 10th Floor, London, E14 5HU
Livent Lithium UK Holdings Limited
Quebec Lithium Partners (UK) Limited
Livent UK Pension Plan Limited

6 St James's Square, London, SW1Y 4AD
Alcan Chemicals Limited
Alcan Farms Limited
Anglesey Aluminium Metal Limited
Borax Europe Limited
British Alcan Aluminium Limited
IOC Sales Limited
Lawson Mardon Flexible Limited
Lawson Mardon Smith Brothers Ltd.
Nuton Holdings Limited
Pechiney Aviatube Limited
Rio Tinto Australian Holdings Limited
Rio Tinto Bahia Holdings Limited
Rio Tinto BM Limited
Rio Tinto BM Subsidiary Limited
Rio Tinto Canada Finance Limited
Rio Tinto Copper Holdings Limited
Rio Tinto Copper Limited
Rio Tinto Energy Limited
Rio Tinto European Holdings Limited(b)
Rio Tinto Finance (USA) plc
Rio Tinto Finance plc
Rio Tinto Indonesian Holdings Limited
Rio Tinto International Holdings Limited(b)
Rio Tinto Iron Ore Atlantic Limited
Rio Tinto Iron Ore Trading China Limited
Rio Tinto London Limited
Rio Tinto Medical Plan Trustees Limited
Rio Tinto Metals Limited
Rio Tinto Minerals Development Limited
Rio Tinto Minerals Investments Africa Limited
Rio Tinto Minerals Limited
Rio Tinto Mining and Exploration Limited
Rio Tinto Nominees Limited
Rio Tinto OT Management Limited
Rio Tinto Overseas Holdings Limited
Rio Tinto Pension Fund Trustees Limited
Rio Tinto Secretariat Limited
Rio Tinto SimFer UK Limited
Rio Tinto South East Asia Limited
Rio Tinto Sulawesi Holdings Limited
Rio Tinto Technological Resources UK Limited
Rio Tinto Western Holdings Limited
RTA Holdco 1 Limited
RTA Holdco 4 Limited
RTLDS UK Limited
TBAC Limited
Thos. W. Ward Limited
THR Copper Limited
Commercial Road, Bromborough, Wirral, Merseyside, CH62 3NL
Lithium Corporation of Europe Limited
Livent Lithium UK Limited
International Centre for Sustainable Carbon, 27 Old Gloucester Street, London, England, WC1N 3AX
IEA Coal Research Limited
Pure Offices Cheltenham Office Park, Hatherley Lane, Cheltenham, GL51 6SH
IEA Environmental Projects Limited

Annual Report on Form 20-F 2025	235	riotinto.com
2025 Financial statements | Other information

United States
1108 E. South Union Avenue, Midvale UT 84047
Three Crowns Insurance Company
15 West South Temple, Suite 600, Salt Lake City UT 84101
Daybreak Property Holdings LLC(c)
DB Medical I LLC
DBVC1 LLC(c)
Kennecott Utah Copper LLC
Rio Tinto Minerals Inc.
211 East 7th Street, Suite 620, Austin TX 78701-3218
Alcan Corporation
Alcan Primary Products Corporation
251 Little Falls Drive, Wilmington DE 19808
Alcan Primary Products Company LLC
BetterIron - Texas Inc.
CuTerra Holdings LLC
Daybreak Development LLC
Daybreak Secondary Water Distribution Company
Daybreak Water Holding LLC
Eastland Management Inc.
Flambeau Mining Company
High Purity Iron Inc.
Iron Company of Texas LLC
Kennecott Barneys Canyon Mining Company
Kennecott Exploration Company
Kennecott Holdings Corporation
Kennecott Land Company
Kennecott Land Investment Company LLC(c)
Kennecott Nevada Copper Company
Kennecott Ridgeway Mining Company
Kennecott Royalty Company
Kennecott Services Company
Kennecott Water Distribution LLC
KUC NWQ JV LLC
Lithium USA Holding LLC
Livent Asia-Pacific, Inc.
Livent Corporation
Livent Lithium LLC
Livent Overseas Ltd.
Livent Quebec Holdings LLC
Livent USA Corp.
MDA Lithium Holdings LLC
Nuton LLC(v)
Pacific Coast Mines, Inc.

Pechiney Bécancour, Inc.
Pechiney Cast Plate, Inc.
Pechiney Holdings, Inc.
Pechiney Metals LLC(c)
Pechiney Plastic Packaging, Inc.
Pechiney Sales Corporation
Resolution Copper Company
Rio Tinto America Holdings Inc.
Rio Tinto America Inc.
Rio Tinto AuM Company
Rio Tinto Commercial Americas Inc.
Rio Tinto Energy America Inc.
Rio Tinto Energy Development LLC
Rio Tinto Energy Services Inc.
Rio Tinto Finance (USA) Inc.
Rio Tinto Hydrogen Energy LLC(c)
Rio Tinto Leaching Technologies LLC
Rio Tinto Mining and Exploration Inc.
Rio Tinto Services Inc.
Rio Tinto Technological Resources Inc.
Rio Tinto Technology Holdings Corporation
Skymont Corporation
Sohio Western Mining Company
The Pyrites Company, Inc.
U.S. Borax Inc.
Victoria Technology Inc.(a)
Waste Solutions and Recycling LLC
80 State Street, Albany NY 12207-2543
Alcan International Network U.S.A. Inc.
Henlopen Manufacturing Co., Inc.
8825 N. 23rd Avenue, Suite 100, Phoenix AZ 85021
Integrity Land and Cattle LLC
Swift Current Land & Cattle LLC(c)

British Virgin Islands
Craigmuir Chambers, PO Box 71, Road Town, Tortolla, VG1110
THR Oyu Tolgoi Ltd.(f)

Zambia
Block A, Suites GF05-GF08, Bishops Office Park, 4 Bishops Road, Kabulonga, Lusaka
Solwezi Metals Exploration Limited
Rio Tinto Exploration Zambia Limited
Subsidiaries where the effective ownership is less than 100%

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Argentina
Los Andes Compania Minera SA	Curupaytí 151, San Salvador de Jujuy, Jujuy, 4600	(1)	100	66.8
Sales de Jujuy S.A.	Curupaytí 151, San Salvador de Jujuy, Jujuy, 4600	(13)	100	66.5
Minera del Altiplano S.A.	Intendente Lascano 2100, San Fernando del Valle de Catamarca, Catamarca, 4700	(c)	–	99.99
Australia
Dampier Salt Limited	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(1)	68.36	68.36
Energy Resources of Australia Ltd	TIO Building, Level 8, 24 Mitchell Street, Darwin, NT 0800	(1)	98.43	98.43
Hope Downs Marketing Company Pty Ltd	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(13)	100	50
Robe River Mining Co. Pty. Ltd.(aa)	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(13)	40	73.61
		(14)	76.36

Annual Report on Form 20-F 2025	236	riotinto.com
2025 Financial statements | Other information

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Canada
Electrode Manufacturing Demonstration Plant, L.P. / Usine de démonstration de fabrication d'électrodes, Société en commandite(p)	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(4)	100	99.9
Évolys Québec Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(1)	79.42	79.42
Gulf Power Company / La Compagnie Gulf Power	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(1)	100	58.72
Quebec North Shore and Labrador Railway Company Inc. / Compagnie de Chemin de Fer du Littoral Nord de Quebec et du Labrador Inc.	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(1)	100	58.72
Nemaska Lithium Inc.	750-600 boul. De Maisonneuve O Montreal QC H3A3J2	(1)	50	50
Chile
Nuevo Cobre S.A.	Av. Ricardo Lyon #222, Office 1403, Providencia, Santiago, Metropolitan Region	(1)	100	57.74
Guinea
SimFer InfraCo Guinée S.A.	Tours Cocotiers, Coléah Route du Niger, Matam, Conakry, BP848	(2)	100	45.05
SimFer S.A.	Tours Cocotiers, Coléah Route du Niger, Matam, Conakry, BP848	(1)	85	45.05
SimFer Marine Guinée S.A.	Tours Cocotiers, Coléah Route du Niger, Matam, Conakry, BP848	(1)	100	53
Société Minière Et De Participations Guinée-Alusuisse	Tougue, Guinea	(c)	–	50
India
Rio Tinto Orissa Mining Private Ltd	220, 2nd Floor, DLF Cyber City, Chandaka Industrial Area, Patia, Bhubneshwar, Odisha, 751024	(1)	51	51
Indonesia
PT Kelian Equatorial Mining	Sampoerna Strategic Square, South Tower, Level 30, Jl. Jenderal Sudirman Kav. 45-46, Jakarta, 12930	(1)	90	90
Jersey
SimFer Jersey Limited(f)	PO Box 536, 13-14 Esplanade, St Helier, JE4 5UR	(1)	53	53
Madagascar
Port d'Ehoala S.A.	Immeuble ASSIST, Ivandry, Lot N°35, 5ème étage, Antananarivo, 101	(1)	100	80
QIT Madagascar Minerals SA(q)	Immeuble ASSIST, Ivandry, Lot N°35, 5ème étage, Antananarivo, 101	(1)	85	80
Mongolia
Gobi Oyu Development Support Fund	8th Bagh of Tsagaan Bulag, Umnugobi Provice, 46801	(c)	–	66
Oyu Tolgoi Catalyst Fund for Khanbogd Development	3rd Bagh, Dalanzadgad Soum, Umnugobi Aimag	(c)	–	66
Oyu Tolgoi LLC	Level 12 Monnis Tower, Chinggis Avenue-15, 1st khoroo, Sukhbaatar District, Ulaanbaatar, 14240	(1)	66	66
Rwanda
Nyabarongo Mining and Exploration Limited	Kimihurura, Gasabo, Umujyi wa, Kigali	(1)	75	75
Singapore
Chlor Alkali Unit Pte Ltd	12 Marina Boulevard, #20-01 MBFC Tower 3, 018982	(1)	68.36	68.36
Simfer Marketing Private Limited	12 Marina Boulevard, #20-01 MBFC Tower 3, 018982	(1)	53	53
SimFer Marine Singapore Pte. Ltd.	9 Raffles Place, #26-01, Republic Plaza, 048619	(1)	100	53
Sales de Jujuy Pte. Ltd.	77 Robinson Road #20-01, 068896	(1)	100	72.68
South Africa
Richards Bay Mining (Proprietary) Limited	The Farm RBM, Number 16317, KwaZulu-Natal, 3900	(1)	100	74
		(2)	100
Richards Bay Titanium (Proprietary) Limited	The Farm RBM, Number 16317, KwaZulu-Natal, 3900	(1)	100	74
		(2)	100
RBM EnergyCo	The Farm RBM, Number 16317, KwaZulu-Natal, 3900	(c)	–	74
United Kingdom
SimFer InfraCo Ltd	6 St James's Square, London, SW1Y 4AD	(1)	100	53
SimFer Jersey Nominee Limited	6 St James's Square, London, SW1Y 4AD	(1)	100	53
United States
Iron Ore Company of Canada	1209 Orange Street, Wilmington DE 19801	(13)	91.41	58.72
		(17)	100
		(18)	100
Magma Arizona Railroad Company	8825 N. 23rd Avenue, Suite 100, Phoenix AZ 85021	(1)	99.97	54.97
Resolution Copper Mining LLC	251 Little Falls Drive, Wilmington DE 19808	(c)	–	55

Annual Report on Form 20-F 2025	237	riotinto.com
2025 Financial statements | Other information
Associated undertakings and significant holdings in related undertakings other than subsidiaries

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Australia
Australian Integrated Carbon Pty Ltd	Level 4, 191 Pulteney Street, Adelaide SA 5000	(1)	14.15	14.15
Boyne Smelters Limited	155 Charlotte Street, Brisbane QLD 4000	(13)	100	73.5
		(24)	100
		(25)	100
		(28)	100
		(14)	100
Tomago Aluminium Company Pty Limited	638 Tomago Road, Tomago NSW 2322	(1)	36.05	51.55
		(1)	15.5
Electralith Pty Ltd	IP Group Australia, Level 35, 360 Elizabeth Street, Melbourne VIC 3000	(1)	28.17	23.43
		(2)	18.06
FF RT JV Pty Ltd	Level 20, 1 William Street, Perth WA 6000	(2)	16.67	70
		(2)	100
Australia-Japan Innovation Fund	25 St James Park Drive, Brighton VIC 3186	(c)	–	25
Panguna Legacy Assessment Company Limited	Level 10, 12 Creek Street, Brisbane QLD 4000	(c)	–	33.33
Queensland Alumina Limited	Plant Operations Building, Parsons Point, Gladstone QLD 4680	(16)	100	80
		(14)	100
		(15)	100
Robe River Ore Sales Pty. Ltd.	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(1)	65	57.08
Sovereign Metals Limited	Level 9, 28 The Esplanade, Perth WA 6000	(1)	18.45	18.45
Yalleen Pastoral Co. Pty. Ltd.	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	(1)	63.73	55.97
Brazil
Mineração Rio do Norte S.A.	Rua Jari, S/N Porto Tombetas, Municipio de Oriximina, Para, CEP 68275-000	(1)	25	22
		(2)	20.5
Consórcio de Alumínio do Maranhão	Av. Engenheiro Emiliano Macieira 01, KM18, Pedrinhas, 65095-604, Sao Luis, Maranhao	(c)	–	10
Canada
Aluminerie Alouette Inc.	400, Chemin de la Pointe-Noire, C.P. 1650, Sept-Îles Québec G4R 5M9	(1)	40	40
Aluminerie De Bécancour, Inc.	5555 Pierre Thibault Street, PO 30, Becancour, Quebec G0X 1B	(1)	50.1	25.1
CanPacific Potash Inc.	500-211 19th Street East, Saskatoon SK S7K 5R6,	(c)	–	32
Elysis Limited Partnership / Elysis Société en Commandite	2323-1, Place Ville Marie, Montréal QC H3B 5M5	(14)	100	48.24
Matalco Canada Inc.	301-1 Kenview Boulevard, Brampton ON L6T 5E6	(1)	100	50
McEwen Copper Inc.	2800-150 King Street West Toronto ON M5H 1J9	(1)	17.18	17.18
Regulus Resources Inc.	Suite 2300, 1177 West Hastings Street, Vancouver BC V6E 2K3	(1)	15.99	15.99
Usine de démonstration de la Technologie ELYSIS S.E.C / ELYSIS Technology Demonstration Plant L.P.(p)	400-1190 Avenue des Canadiens-de-Montréal, Montréal QC H3B 0E3	(4)	100	74.3
Chile
Minera Escondida Ltda	Cerro el Plomo 6000, Piso 15, Santiago, 7560623	(c)	–	30
China
Minmetals Rio Tinto Exploration Company Limited	422-2, 4th Floor, Building #1 of Yongyou Industrial Park, Yazhou Bay Science & Technology City, Yazhou District, Sanya City, Hainan Province	(1)	50	50
Finland
Arctial Group Oy	Fabianinkatu 9, c/o Asianajotoimisto Krogerus Oy, Helsinki, 00130	(1)	31.04	31.04
France
Procivis Savoie	116 Quai Charles Roissard, 73000, Chambéry	(1)	22.06	22.06
Guinea
La Compagnie du Transguinéen S.A.	5D Bloc A, Résidence Hamade, Cité Ministérielle Fondis, Commune de Dixinn, Conakry	(1)	42.5	22.53
Indonesia
PT Hutan Lindung Kelian Lestari	Kelian Mine Site, West Kutai, East Kalimantan	(1)	99	99
Japan
Toyotsu Lithium Corporation	1-40, Aza Nakamaru Oaza Yamadaoka, Naraha-machi, Futaba-gun, Fukushima	(13)	49	49
Netherlands
Aluminium & Chemie Rotterdam B.V.	Oude Maasweg 80, NL-3197 KJ, Botlek, Rotterdam	(1)	65.82	65.82
Global Hubco BV	Luna Arena, Herikerbergweg 238, 1101, CM, Amsterdam Zuidoost	(1)	33.33	33.33
Oman
Sohar Aluminium Co. L.L.C.	Sohar Industrial Estate, P.O. Box 80, PC 327, Sohar	(1)	20	20

Annual Report on Form 20-F 2025	238	riotinto.com
2025 Financial statements | Other information

Name of entity and place (country) of incorporation	Registered address	Share class note	% of share class held by Group companies	Effective Group % ownership
Singapore
Rightship Group Pte. Ltd.	10 Anson Road #29-07, International Plaza, 079903	(1)	33.33	33.33
Winning Consortium Simandou Ports Pte. Ltd.	5 Shenton Way, #19-01, UIC Building, 068808	(1)	34	18.02
		(2)	34
Winning Consortium Simandou Railway Pte. Ltd.	5 Shenton Way, #19-01, UIC Building, 068808	(1)	34	18.02
		(2)	34
West Kutai Foundation Limited	10 Collyer Quay, #10-01 Ocean Financial Centre, 049315	(c)	–	100
The Kelian Community and Forest Protection Trust(n)	10 Collyer Quay, #10-01 Ocean Financial Centre, 049315	(c)	–	100
Sweden
Alufluor AB	Industrigatan 70, Box 902, S-25109, Helsingborg	(1)	50	50
United Kingdom
La Granja UK Holdings Limited	The Heal's Building 1 Alfred Mews, 2nd floor, London, W1T 7AA	(1)	45	45
United States
201 Logistics Center, LLC	1209 Orange Street, Wilmington DE 19801	(c)	–	50
7600 West Center, LLC	9090 S. Sandy Parkway, Sandy UT 84070	(c)	–	50
E.T. Irrigating Canal Company	4700 Daybreak Parkway, South Jordan UT 84009	(1)	54.17	54.17
GLC Phase 4 JV, LLC	800 N State Street, Suite 402, Dover DE 19901	(4)	74.07	74.07
Halco (Mining) Inc.	251 Little Falls Drive, Wilmington DE 19808	(1)	45	45
Matalco USA, LLC	1209 Orange Street, Wilmington DE 19801	(4)	50	50
North Jordan Irrigation Company	5189 South 1130 West, Taylorsville UT 84123	(1)	24.21	24.21
Pechiney Reynolds Quebec, Inc.	233 South 13th Street, Suite 1900, Lincoln NE 68508	(1)	50	50.2
		(2)	100
Regeneration Enterprises, Inc.	2657 Windmill Parkway #302, Henderson NV 89074	(13)	25	25
Venezuela, Bolivarian Republic of
Fabrica De Plasticos Mycsa, S.A.(d)	Urbanización Industrial San Ignacio, parcela 2-A, vía San Pedro, Los Teques, Estado Miranda	(1)	49	49
In addition, the Group participates in the following unincorporated arrangements:

Place (country) of operation	Name of entity	Address or principal place of business	Interest % owned by the Group
Australia	Dampier Seawater Desalination Plant Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	50
Australia	Gladstone Power Station Joint Venture	NRG Gladstone Operating Service, Power Station, Gladstone QLD 4680	42.13
Australia	Hope Downs Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	50
Australia	Mitchell Plateau Joint Venture	155 Charlotte Street, Brisbane QLD 4000	65.62
Australia	Rhodes Ridge Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	50
Australia	Robe River Iron Associates Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	57.08
Australia	Tomago Aluminium Joint Venture	638 Tomago Road, Tomago NSW 2322	51.55
Australia	Western Range Joint Venture	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	54
Australia	Winu Joint Venture	155 Charlotte Street, Brisbane QLD 4000, Australia	70
Australia	Yarraloola Pastoral Co	Level 18, Central Park, 152-158 St Georges Terrace, Perth WA 6000	57.08
Canada	Winter Road Joint Venture	300-5201 50th Avenue, Yellowknife NT X1A 2P9	33.33
United States	Gunnison-Nuton Tax Partnership	4700 Daybreak Parkway, South Jordan UT 84009	49
(a)Directly held by Rio Tinto Limited.
(b)Directly held by Rio Tinto plc.
(c)Group ownership is held through an interest in
capital. The entity has no classes of shares.
(d)Entity in liquidation or application for dissolution filed.
(e)Entity liquidated or dissolved subsequent to
31 December 2025.
(f)Entity is a tax resident of the United Kingdom.
(g)Entity is a tax resident of the United States.
(h)Entity is a tax resident of Hong Kong and Australia.
(i)Entity is a tax resident of Laos and Australia.
(j)Entity is a tax resident of Singapore and Australia.
(k)Entity is a tax resident of Singapore and Canada.
(l)Entity is a tax resident of Australia.
(m)Entity is a limited liability partnership registered in Cayman
Islands. There is no corporate tax regime in the Cayman
Islands. Therefore, this partnership does not have a tax
residency.
(n)This entity is a trust.
(o)This entity is a partnership.
(p)This entity is a partnership but not a taxable entity.
The partnership’s income and losses flow through to the
partners for tax purposes. As such, this partnership does
not have a tax residency. The partners of this partnership
are incorporated in Canada.
(q)The Group’s shareholding in QIT Madagascar Minerals
SA (QMM) carries an 80% economic interest and 80% of
the total voting rights; a further 5% economic interest is
held through non-voting investment certificates to give
an economic interest of 85%.
(r)Entity is a partner in the ELYSIS Technology
Demonstration Plant Limited Partnership and
Electrode Manufacturing Demonstration Plant, L.P.
(s)Entity is a partner in the Rio Tinto Saskatchewan
Potash Holdings Limited Partnership.
(t)Entity is a participant in the Winu Joint Venture.
(u)Entity is a participant in the Western Range Joint
Venture.
(v)Entity is a participant in the Gunnison-Nuton Tax
Partnership (formerly known as Excelsior-Nuton).
(w)Entity is a participant in the Gladstone Power Station
Joint Venture.
(x)Entity is a participant in the Hope Downs Joint Venture.
(y)Entity is a participant in the Mitchell Plateau
Joint Venture.
(z)Entity is a participant in the Rhodes Ridge Joint Venture.
(aa)Entity is a participant in the Robe River Iron Associates
Joint Venture and Yarraloola Pastoral Co.
(bb)Entity is a participant in the Tomago Aluminium
Joint Venture.
(cc)Entity is a participant in the Winter Road Joint Venture.
(dd)Entity is a participant in the Dampier Seawater
Desalination Plant Joint Venture.
Pages 239 to 245 have been intentionally omitted.

Annual Report on Form 20-F 2025	246	riotinto.com
2025 Financial statements | Report of Independent Registered Public Accounting Firms
Report of Independent Registered
Public Accounting Firms
To the Shareholders and Board of Directors of Rio Tinto plc and Rio Tinto Limited:
Opinions on the Consolidated Financial Statements
We have audited the accompanying Consolidated Balance Sheet of Rio Tinto Group (‘the Group’), comprising of Rio Tinto plc and Rio Tinto
Limited, together with their subsidiaries as of December 31, 2025 and 2024, the related Consolidated Income Statement, Consolidated
Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement for each of the years in the three‑year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31,
2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards
Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19,
2026, expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Evaluation of lithium goodwill
As discussed in Note 11, the goodwill balance as of 31 December 2025 was US$2,949m, of which US$2,146m related to Rio Tinto Lithium, which includes Arcadium Lithium and Rincon. The Group performs goodwill impairment testing annually regardless of whether there has been an impairment indicator or more frequently if events or changes in circumstances indicate a potential impairment.
We identified the Group’s evaluation of lithium goodwill as a critical audit matter. Significant auditor judgment was required to evaluate key assumptions, including the long-run lithium carbonate price and the discount rate used in the assessment.  Minor changes in these assumptions could have a significant impact on the recoverable amount.  We performed a sensitivity analysis to determine the significant assumptions used to value the assets as at the balance sheet date, individually and in the aggregate, which required challenging auditor judgement.  Additionally, the evaluation of the key assumptions required specialised skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter:
•We involved our valuation professionals with specialised skills and knowledge who assisted us in assessing the long-run lithium carbonate price used in the Group’s goodwill assessment against market observable price forecasts.
•We assessed the long-run lithium carbonate price selected in the goodwill impairment assessment based on current macroeconomic factors and industry trends.
•We involved our valuation professionals with specialised skills and knowledge who assisted us in challenging the Group’s discount rate by comparing it to a range of discount rates that we independently developed using publicly available market data for comparable companies and adjusted for certain risk factors specific to the assets.
Evaluation of Iron Ore (‘Pilbara’) provision for close-down and restoration
As discussed in Note 14 to the consolidated financial statements, the Group has a provision for close-down, restoration and environmental activities (‘closure provisions’) of US$17,831m as of December 31, 2025, a portion of which relates to Pilbara Iron Ore (‘Pilbara’).
We identified the evaluation of provisions for close-down and restoration related to Pilbara as a critical audit matter. Significant auditor judgement was required to evaluate the Group’s assumptions related to the life of operation and the probability, nature and timing of possible closure and rehabilitation activities, and future close-down and restoration costs including costs associated with post-closure monitoring
(‘closure costs’).

Annual Report on Form 20-F 2025	247	riotinto.com
2025 Financial statements | Report of Independent Registered Public Accounting Firms
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
•We inspected the most recent closure studies and other technical material prepared by the Group relating to changes in the closure provision to assess the nature and scope of restoration work planned to be undertaken. This included assumptions relating to the life of the operation and the nature and timing of closure and rehabilitation activities.
•We evaluated the completeness of the provisions against the Group’s analysis of where disturbance requires rehabilitation and our understanding of the Pilbara sites, including the probability, nature and timing of possible closure and rehabilitation activities.
•In addition, for certain sites, we involved mine closure professionals with specialised skills and knowledge who assisted in evaluating the methodology applied by the Group’s third-party experts and assisted us in assessing certain assumptions regarding the nature and costs of future rehabilitation activities based on their experience and familiarity with applicable legislative requirements and industry practice and the Group’s closure commitments.
Evaluation of the property, plant and equipment and exploration and evaluation of assets acquired
As discussed in Note 5, on March 6, 2025, the Group completed the acquisition of Arcadium Lithium. This transaction was accounted for as a business combination using the acquisition method of accounting. As a result of the transaction, the Group recognised certain tangible and intangible assets and liabilities at their acquisition-date fair value, including US$2,054m of exploration and evaluation assets as described in
Note 12 and acquired property, plant and equipment of US$4,814m described in Note 5.
We identified the valuation of the property, plant and equipment and exploration and evaluation assets acquired as a critical audit matter.
Significant auditor judgment was required to evaluate key assumptions, including the long-run lithium carbonate price and the discount rate used in the valuation of the property, plant and equipment and exploration and evaluations assets acquired.  Minor changes in these assumptions could have a significant impact on the fair value.  We performed a sensitivity analysis to determine the significant assumptions used to value the assets acquired, individually and in the aggregate, which required challenging auditor judgement.  Additionally, the evaluation of the key assumptions required specialised skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the design and tested the operating effectiveness of certain internal controls related to the development and review of the long-run lithium carbonate price and discount rate as part of the Group’s acquisition-date valuation process.
•We involved our valuation professionals with specialised skills and knowledge who assisted us in assessing and challenging the long-run lithium carbonate price used in the Group’s valuation of property, plant and equipment and exploration and evaluation assets by comparing them to market observable price forecasts.
•We assessed the long-run lithium carbonate price selected in the valuation of property, plant and equipment and exploration and evaluation assets acquired based on current macroeconomic factors and industry trends.
•We involved our valuation professionals with specialised skills and knowledge who assisted us in challenging the Group’s discount rate by comparing it to a range of discount rates that we independently developed using publicly available market data for comparable companies and adjusted for certain risk factors specific to the assets.
Evaluation of indicators of impairment or impairment reversals of property, plant and equipment for the Oyu Tolgoi copper-
gold mine cash generating unit (Oyu Tolgoi CGU)
As discussed, in Note 13 to the consolidated financial statements, as at December 31, 2025, the Group has US$82,889m of property, plant and equipment, a portion of which relates to the Oyu Tolgoi copper-gold mine (Oyu Tolgoi CGU). As discussed in Note 4, external and internal factors are monitored for indicators of impairment or impairment reversal and judgment is required to determine whether the impacts of these factors are significant.
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
•We involved valuation professionals with specialised skills and knowledge who assisted in assessing the forecast commodity prices used in the Group’s assessment, by comparing them to, and considering changes in, market observable price forecasts.
•We assessed the impact of the underground progress in the period by comparing the actual ramp up of underground mine production to the Group's plans, to assess whether any deviation from these plans could represent an indicator of impairment or impairment reversal.
We also inquired of operational management to corroborate certain changes in assumptions.
We have served as the Company’s auditor since 2020.

/s/ KPMG LLP London, United Kingdom February 19, 2026 In respect of the Board of directors and shareholders of Rio Tinto plc	/s/ KPMG Perth, Australia February 19, 2026 In respect of the Board of directors and shareholders for Rio Tinto Limited

Annual Report on Form 20-F 2025	248	riotinto.com
2025 Financial statements | Report of Independent Registered Public Accounting Firms
Report of Independent Registered
Public Accounting Firms
To the Shareholders and Board of Directors of Rio Tinto plc and Rio Tinto Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Rio Tinto Group (‘the Group’), comprising of Rio Tinto plc and Rio Tinto Limited, internal control over financial reporting as of December
31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the
Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal
Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated
Balance Sheet of the Group as of December 31, 2025 and 2024, the related Consolidated Income Statement, Consolidated Statement of Comprehensive
Income, Consolidated Statement of Changes in Equity and Consolidated Cash Flow Statement for each of the years in the three-year period ended
December 31, 2025, and the related notes (collectively, the consolidated financial statements) and our report dated February 19, 2026 expressed an unqualified opinion on those consolidated financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to inadequate risk assessment over certain input assumptions, including information used in the calculation of fair value of a newly acquired business used in the purchase price allocation exercise and subsequent test of associated goodwill for impairment, resulting in ineffective design and operation of certain related controls has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.
The Group acquired Arcadium Lithium plc during 2025, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of 31 December 31 2025, Arcadium Lithium plc’s internal control over financial reporting associated with 9% of total assets and
2% of total sales revenue included in the consolidated financial statements of the Group as of and for the year ended 31 December 2025. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of Arcadium Lithium plc.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the
PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP London, United Kingdom February 19, 2026 In respect of the Board of directors and shareholders of Rio Tinto plc	/s/ KPMG Perth, Australia February 19, 2026 In respect of the Board of directors and shareholders for Rio Tinto Limited
Pages 249 to 266 have been intentionally omitted.

Annual Report on Form 20-F 2025	267	riotinto.com
2025 Financial statements | Additional financial information
Financial information by business unit

		Segmental revenue(a) for the year ended 31 December			Underlying EBITDA(a) for the year ended 31 December			Depreciation and amortisation for the year ended 31 December
	Rio Tinto interest %	2025 US$m	2024 US$m Restated	2023 US$m Restated	2025 US$m	2024 US$m Restated	2023 US$m Restated	2025 US$m	2024 US$m Restated	2023 US$m Restated
Aluminium & Lithium
Bauxite	(b)	3,887	3,061	2,390	1,847	1,250	662	309	365	373
Alumina	(c)	3,926	3,612	2,882	1,003	799	136	126	142	170
North American Aluminium	(d)	8,443	7,030	6,581	1,367	1,639	1,480	864	785	710
Pacific Aluminium	(e)	3,391	2,844	2,613	375	363	169	204	154	165
Evaluation projects/other		565	754	772	(266)	(203)	(172)	–	–	–
Intra-segment		(4,100)	(3,651)	(2,953)	72	(175)	7	–	–	–
Aluminium		16,112	13,650	12,285	4,398	3,673	2,282	1,503	1,446	1,418
Lithium	(f)	944	–	–	176	(121)	(146)	288	–	–
Total Aluminium & Lithium segment		17,056	13,650	12,285	4,574	3,552	2,136	1,791	1,446	1,418

Copper
Kennecott	100%	2,766	2,599	1,430	870	720	178	600	718	500
Escondida	30%	4,582	3,424	2,756	3,379	2,221	1,619	449	426	355
Oyu Tolgoi	66%	4,992	2,184	1,625	3,545	1,105	639	846	473	476
Evaluation projects/other		1,389	1,068	867	(425)	(609)	(476)	3	3	5
Total Copper segment		13,729	9,275	6,678	7,369	3,437	1,960	1,898	1,620	1,336

Iron Ore
Pilbara	(g)	25,847	27,849	30,867	14,786	16,543	19,828	2,398	2,390	2,128
Iron Ore Company of Canada	58.7%	2,060	2,450	2,500	469	746	942	268	229	214
Dampier Salt	68.4%	304	412	422	76	117	120	14	23	21
Evaluation projects/other	(h)	2,318	3,197	2,701	(232)	(497)	48	2	–	–
Intra-segment	(h)	(1,540)	(2,307)	(1,951)	95	76	(23)	–	–	–
Total Iron Ore segment		28,989	31,601	34,539	15,194	16,985	20,915	2,682	2,642	2,363

Reportable segments total		59,774	54,526	53,502	27,137	23,974	25,011	6,371	5,708	5,117
Simandou iron ore project	(i)	–	–	–	(96)	(22)	(539)	19	7	–
Rio Tinto Iron & Titanium	(j)	1,729	1,993	2,172	148	609	582	249	226	222
Rio Tinto Borates	100%	814	763	802	210	183	212	64	65	58
Diamonds	(k)	332	279	444	(79)	(115)	44	8	29	35
Other operations	(l)	239	166	158	(229)	(160)	(306)	339	321	291
Inter-segment transactions		(13)	(21)	(21)	–	–	–
Central pension costs, share-based payments, insurance and derivatives					(74)	153	168
Restructuring, project and one-off costs					(606)	(254)	(190)
Central costs					(818)	(816)	(990)	121	121	95
Central exploration and evaluation					(230)	(238)	(100)
Net interest
Underlying EBITDA/earnings					25,363	23,314	23,892
Items excluded from underlying EBITDA/earnings					(229)	1,055	(1,257)
Reconciliation to consolidated income statement
Share of EAUs sales and inter-subsidiary/EAUs sales		(5,237)	(4,048)	(3,016)
Impairment charges net of reversals	(m)				(341)	(573)	(936)
Depreciation and amortisation in subsidiaries excluding capitalised depreciation					(6,271)	(5,744)	(4,976)
Depreciation and amortisation in EAUs					(594)	(559)	(484)	(594)	(559)	(484)
Taxation and finance items in EAUs					(1,514)	(1,002)	(741)
Finance items					(1,846)	(876)	(1,713)
Consolidated sales revenue/profit before taxation/ depreciation and amortisation		57,638	53,658	54,041	14,568	15,615	13,785	6,577	5,918	5,334

Annual Report on Form 20-F 2025	268	riotinto.com
2025 Financial statements | Additional financial information

		Capital expenditure(a)(n) for the year ended 31 December			Operating assets(o) as at 31 December			Employees for the year ended 31 December
	Rio Tinto interest %	2025 US$m	2024 US$m Restated	2023 US$m Restated	2025 US$m	2024 US$m Restated	2023 US$m Restated	2025	2024 Restated	2023 Restated
Aluminium & Lithium
Bauxite	(b)	231	159	159	2,105	2,289	2,649	3,182	3,188	3,008
Alumina	(c)	289	279	325	689	804	1,315	2,230	2,502	2,600
North American Aluminium	(d)	1,344	1,153	748	11,411	10,516	10,582	7,494	7,497	6,886
Pacific Aluminium	(e)	117	102	99	736	706	340	3,351	2,728	2,563
Evaluation projects/other		–	–	–	814	810	899	234	243	256
Intra-segment		–	1	–	78	(15)	98	–	–	–
Aluminium		1,981	1,694	1,331	15,833	15,110	15,883	16,491	16,158	15,313
Lithium	(f)	1,365	154	26	9,783	1,088	816	2,446	226	171
Total Aluminium & Lithium segment		3,346	1,848	1,357	25,616	16,198	16,699	18,937	16,384	15,484

Copper
Kennecott	100%	593	774	735	2,589	2,391	2,606	2,234	2,502	2,411
Escondida	30%	–	–	–	3,316	2,779	2,844	1,203	1,135	1,203
Oyu Tolgoi	66%	1,278	1,277	1,230	16,857	16,692	15,334	4,876	4,734	4,515
Evaluation projects/other		1	4	11	230	262	266	289	317	295
Total Copper segment		1,872	2,055	1,976	22,992	22,124	21,050	8,602	8,688	8,424

Iron Ore
Pilbara	(g)	4,063	2,985	2,563	20,427	17,016	17,959	14,515	15,152	15,181
Iron Ore Company of Canada	58.7%	330	291	364	1,394	1,240	1,347	3,123	3,214	3,206
Dampier Salt	68.4%	29	27	25	94	5	146	286	422	430
Evaluation projects/other	(h)	–	–	–	804	718	780	21	22	22
Intra-segment	(h)	–	–	–	(105)	(177)	(230)	–	–	–
Total Iron Ore segment		4,422	3,303	2,952	22,614	18,802	20,002	17,945	18,810	18,839

Reportable segments total		9,640	7,206	6,285	71,222	57,124	57,751	45,484	43,882	42,747

Simandou iron ore project	(i)	2,219	1,832	266	4,158	2,106	738	1,216	989	571
Rio Tinto Iron & Titanium	(j)	229	244	240	3,270	3,215	3,386	4,123	4,397	4,415
Rio Tinto Borates	100%	64	57	49	438	475	502	981	989	1,013
Diamonds	(k)	3	48	66	(106)	(38)	29	758	864	871
Other operations	(l)	38	70	58	(1,251)	(1,396)	(2,581)	937	835	860
Inter-segment transactions					(3)	6	7
Other items		92	134	113	(1,163)	(755)	(1,015)	7,731	7,638	6,697
Total		12,285	9,591	7,077	76,565	60,737	58,817	61,230	59,594	57,174
Add back: Proceeds from disposal of property, plant and equipment		50	30	9
Total purchases of property, plant & equipment and intangibles as per cash flow statement		12,335	9,621	7,086
Add: Net debt					(14,362)	(5,491)	(4,231)
Equity attributable to owners of Rio Tinto					62,203	55,246	54,586
Total employees								61,230	59,594	57,174

Annual Report on Form 20-F 2025	269	riotinto.com
2025 Financial statements | Additional financial information
Business units are classified according to the Group’s management structure. Our management structure is based on product groups together with global support functions whose leaders make up the
Executive Committee. The Executive Committee members each
report directly to our Chief Executive who is the chief operating decision maker and is responsible for allocating resources and assessing performance of the operating segments. Finance costs and net debt are managed on a Group-wide basis and are therefore excluded from the segmental results
The financial information by business unit has been recast in accordance with the organisational restructure announced on 27
August 2025 which simplified our product group structure from 4 to 3 segments. The main impacts are: Iron Ore Company of Canada
(IOC) has moved from the previous Minerals product group to the
Iron Ore product group and Rincon has moved from “evaluation projects/other” in the previous Minerals product group to the new
Aluminium & Lithium product group; the other business activities formerly in the Minerals product group are now classified outside of the reportable segments. Rio Tinto Iron & Titanium and Rio Tinto
Borates were placed under strategic review during 2025, with
Diamonds now presented outside of our product group structure as it managed by the Chief Commercial Officer.
On 6 March 2025, we acquired Arcadium Lithium plc, and its results are included in the new Aluminium & Lithium product group as part of "Lithium", together with Rincon.
The disclosures in this note include certain alternative performance measures (non-IFRS measures). For more information on the non-
IFRS measures used by the Group, including definitions and
calculations, refer to the section titled alternative performance measures (pages 270 to 274). Ownership interests are 100% unless otherwise shown.

(a)	Segmental revenue, Underlying EBITDA and Capital expenditure are defined and calculated in note 1 from pages 170 to 171.
(b)	Bauxite represents the Group’s interest in Gove and Weipa, Porto Trombetas (22%) and Sangaredi (22.9%).
(c)	Alumina represents the Group’s interest in Jonquière (Vaudreuil), Yarwun, Queensland Alumina (80% equity and 20% additional tolling capacity in the income statement) and São Luis (Alumar) (10%).
(d)	North American Aluminium represents the Group’s interest in Alma, Arvida, Arvida AP60, Grande-Baie, ISAL, Kitimat, Laterrière, Alouette (40%), Bécancour (25.1%), Sohar (20%) and Matalco (50%).
(e)
Pacific Aluminium represents the Group’s interest in Bell Bay,
Boyne Island (73.5%), Tiwai Point and Tomago (51.6%). On 30
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

(f)
Lithium represents the Group’s interest in Rincon and, following the acquisition of Arcadium Lithium on 6 March 2025, the following operating mines: Olaroz (67%), Hombre Muerto, assets under
construction in Argentina and Canada (50%), undeveloped
properties and downstream processing facilities in Argentina,
Canada, US, UK, China, and Japan (75%).

(g)
Pilbara represents the Group’s holding in Hamersley, Hope
Downs Joint Venture (50%), Western Range Joint Venture
(54%) and Robe River Iron Associates (65%). The Group’s net
beneficial interest in Robe River Iron Associates is 53%, as
30% is held through a 60% owned subsidiary and 35% is held
through a 100% owned subsidiary.

(h)
Segmental revenue, Underlying EBITDA, and Operating
assets within Evaluation projects/other include activities
relating to the shipment and blending of Pilbara and IOC iron ore inventories held portside in China and sold to domestic
customers. Transactions between Pilbara or IOC and our
portside trading business are eliminated through the Iron Ore
“intra-segment” line.

(i)
Rio Tinto SimFer UK Limited (which is wholly owned by the
Group) holds a 53% interest in SimFer Jersey Limited (SimFer
Jersey) which in turn, has an 85% interest in SimFer S.A., the company that will carry out the Simandou mining operations in
Guinea, and an 85% interest in the company which is delivering
SimFer Jersey’s scope of the co-developed rail and port
infrastructure. SimFer Jersey at present has a 100% interest in the companies that will own and operate the transhipment vessels, however this is anticipated to reduce to 85% with the Government of Guinea taking a 15% interest before transhipment operations commence. These entities, together with the equity accounted
WCS Rail and Port entities described in note 33 and La
Compagnie du Transguinéen S.A., eventual owner and operator
of the co-developed infrastructure, are referred to as the
Simandou iron ore project.

(j)	Includes our interests in Rio Tinto Iron and Titanium Quebec Operations, QIT Madagascar Minerals (QMM, economic interest of 85%) and Richards Bay Minerals (attributable interest of 74%).
(k)	Relates to our 100% interest in the Diavik diamond mine and diamond marketing operations.
(l)
Other operations includes our 98.43% interest in Energy
Resources of Australia, sites being rehabilitated under the
management of Rio Tinto Closure, Rio Tinto Marine, and the
remaining legacy liabilities of Rio Tinto Coal Australia. These include provisions for onerous contracts, in relation to rail infrastructure capacity, partly offset by financial assets and receivables relating to contingent royalties and disposal proceeds.

(m)	Refer to note 4 for allocation of impairment charges net of reversals between consolidated amounts and share of profit in EAUs.
(n)
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

(o)
Operating assets of the Group represents equity attributable to Rio
Tinto adjusted for net debt. Operating assets of subsidiaries, joint operations and the Group’s share relating to equity accounted units are made up of net assets adjusted for net debt and post-
retirement assets and liabilities, net of tax. Operating assets are stated after the deduction of non-controlling interests; these are calculated by reference to the net assets of the relevant
companies (ie inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies).

Annual Report on Form 20-F 2025	270	riotinto.com
2025 Financial statements | Additional financial information
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
Reconciliation of APMs to the nearest comparable IFRS financial measures for the year 2022 and 2021 can be found in the section APM of our 2022 Annual Report on Form 20-F. Reconciliation of underlying return on capital employed and Net (debt)/cash for the year 2023 can be found in our 2023 Annual Report on Form 20-F.
APMs derived from the income statement
The following income statement measures are used by the Group to provide greater understanding of the underlying business performance of its operations and to enhance comparability of reporting periods. They indicate the underlying commercial and operating performance of our assets including revenue generation, productivity and cost management.
Segmental revenue
Segmental revenue includes consolidated sales revenue plus the equivalent sales revenue of equity accounted units (EAUs) in proportion to our equity interest (after adjusting for sales to/from subsidiaries). The reconciliation can be found in “Our financial performance” on page 170.
Underlying EBITDA
Underlying EBITDA represents profit before taxation, net finance items, depreciation and amortisation adjusted to exclude the EBITDA impact of items that do not reflect the underlying performance of our reportable segments. The reconciliation of profit after tax to underlying
EBITDA can be found in “Our financial performance” on page 171.
Underlying EBITDA margin
Underlying EBITDA margin is defined as underlying EBITDA divided by the aggregate of consolidated sales revenue and our share of equity account unit sales after eliminations.

	2025 US$m	2024 US$m	2023 US$m
Underlying EBITDA	25,363	23,314	23,892
Consolidated sales revenue	57,638	53,658	54,041
Share of equity accounted unit sales and inter-subsidiary/equity accounted unit sales eliminations	5,237	4,048	3,016
	62,875	57,706	57,057
Underlying EBITDA margin	40%	40%	42%

Annual Report on Form 20-F 2025	271	riotinto.com
2025 Financial statements | Additional financial information
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
The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:
•net (gains)/losses on consolidation or disposal of interests in businesses
•net impairment charges and reversals
•(profit)/loss after tax from discontinued operations
•exchange and derivative gains and losses. This adjustment includes exchange (gains)/losses on external net debt and intragroup balances, unrealised
(gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting, unrealised (gains)/losses on certain commodity derivatives not qualifying for hedge accounting, and unrealised (gains)/losses on embedded derivatives not qualifying for hedge accounting
•adjustments to closure provisions where the adjustment is associated with an impairment charge, or for legacy sites where the disturbance or environmental contamination relates to the pre-acquisition period.
In addition, there is a final judgemental category which includes, where applicable, other credits and charges that, individually or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. In
2025, there were no items in this category. In 2024 this includes provision for uncertain tax positions in relation to disputes with the
Mongolian Tax Authority and the recognition of deferred tax assets at Energy Resources of Australia.
Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column “Pre-tax”.

	Pre-tax 2025 US$m	Taxation 2025 US$m	Non- controlling interests 2025 US$m	Net amount 2025 US$m	Net amount 2024 US$m	Net amount 2023 US$m
Net earnings	14,568	(4,319)	(283)	9,966	11,552	10,058
Items excluded from underlying earnings
Impairment charges net of reversals (note 4)	341	(100)	–	241	534	652
Gains on consolidation and disposal of interests in businesses	–	–	–	–	(897)	–
Foreign exchange and derivative losses/(gains):
– Exchange losses/(gains) on external net debt, intragroup balances and derivatives(a)	471	14	1	486	(293)	243
– (Gains)/losses on currency and interest rate derivatives not qualifying for hedge accounting(b)	(8)	1	(4)	(11)	74	87
– (Gains)/losses on embedded commodity derivatives not qualifying for hedge accounting(c)	(63)	27	–	(36)	65	(23)
Change in closure estimates (non-operating and fully impaired sites)(d)	293	(71)	–	222	73	1,102
Uncertain Tax Provisions	–	–	–	–	195	–
Recognition of deferred tax assets at Energy Resources of Australia	–	–	–	–	(436)	–
Deferred tax arising on internal sale of assets in Canadian operations	–	–	–	–	–	(364)
Total excluded from underlying earnings	1,034	(129)	(3)	902	(685)	1,697
Underlying earnings	15,602	(4,448)	(286)	10,868	10,867	11,755
(a)Exchange losses/(gains) on external net debt, intragroup balances and derivatives includes post-tax losses on intragroup balances of US$761 million (2024: US$647 million gain; 2023:
US$316 million loss) offset by post-tax gains on external net debt of US$275 million (2024: US$354 million loss; 2023: US$73 million gain), primarily as a result of the Australian dollar strengthening against the US dollar compared to the 31 December 2024 spot rate.
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
Mark-to-Market (MTM) movements on commodity derivatives entered into with the commercial objective of achieving spot pricing for the underlying transaction at the date of settlement are included in underlying earnings. In 2025, this includes unrealised gains (2024: losses) recognised in relation to our renewable PPAs.
(d)In 2025, the change in closure estimate charge includes US$233 million related to the Yarwun alumina refinery, due to an acceleration of its forecast closure date as studies had not identified an economically viable solution for the construction of a second tailings storage facility. This qualified under our accounting policy for exclusion from underlying earnings as it also resulted in an impairment charge during the year (refer to note 4 for further details). In 2024, the charge to the income statement related to the change in estimates of underlying closure cash flows, net of impact of a change in discount rate, expressed in real-terms, from 2.0% to 2.5% as applied to provisions for close-down, restoration and environmental liabilities at legacy sites where the environmental damage preceded ownership by Rio Tinto. In 2023, the charge includes US$873 million related to the closure provision update announced by ERA on 12 December 2023, together with the update included in their half year results for the period ended 30 June 2023, published in August 2023. This update was considered material and therefore it was aggregated with other closure study updates which were similar in nature and have been excluded from underlying earnings.

Annual Report on Form 20-F 2025	272	riotinto.com
2025 Financial statements | Additional financial information
Basic underlying earnings per share
Basic underlying earnings per share is calculated as underlying earnings divided by the weighted average number of shares outstanding during the year.

	2025 (cents)	2024 (cents)	2023 (cents)
Basic earnings per ordinary share	613.7	711.7	620.3
Items excluded from underlying earnings per share(a)	55.5	(42.2)	104.7
Basic underlying earnings per ordinary share	669.2	669.5	725.0
(a)Calculation of items excluded from underlying earnings per share.

	2025	2024	2023
Items excluded from underlying earnings (US$m) (refer to page 271)	902.0	(685.0)	1,697.0
Weighted average number of shares (millions)	1,624.0	1,623.1	1,621.4
Items excluded from underlying earnings per share (cents)	55.5	(42.2)	104.7
We have provided basic underlying earnings per share as this allows the comparability of financial performance adjusted to exclude items which do not reflect the underlying performance of the Group's operations.
Interest cover
Interest cover is a financial metric used to monitor our ability to service debt. It represents the number of times finance income and finance costs (including amounts capitalised) are covered by profit before taxation, before finance income, finance costs, share of profit after tax of equity accounted units and items excluded from underlying earnings, plus dividends from equity accounted units.

	2025 US$m	2024 US$m
Profit before taxation	14,568	15,615
Add back
Finance income	(465)	(514)
Finance costs	1,062	763
Share of profit after tax of equity accounted units	(1,478)	(838)
Items excluded from underlying earnings	1,034	(715)
Add: Dividends from equity accounted units	1,070	1,067
Calculated earnings	15,791	15,378

Finance income	465	514
Finance costs	(1,062)	(763)
Add: Amounts capitalised	(411)	(424)
Total net finance costs before capitalisation	(1,008)	(673)

Interest cover	16	23
Payout ratio
The payout ratio is used by us to guide the dividend policy we implemented in 2016, under which we have sought to return 40-60% of underlying earnings, on average through the cycle, to shareholders as dividends. It is calculated as total equity dividends per share to owners of Rio Tinto declared in respect of the financial year divided by underlying earnings per share (as defined above). Dividends declared usually include an interim dividend paid in the year, and a final dividend paid after the end of the year. Any special dividends declared in respect of the financial year are also included.

	2025 (cents)	2024 (cents)
Interim dividend declared per share	148.0	177.0
Final dividend declared per share	254.0	225.0
Total dividend declared per share for the year	402.0	402.0
Underlying earnings per share	669.2	669.5

Payout ratio	60%	60%

Annual Report on Form 20-F 2025	273	riotinto.com
2025 Financial statements | Additional financial information
APMs derived from cash flow statement
Capital expenditure
Capital expenditure includes the net sustaining and development expenditure on property, plant and equipment, and on intangible assets.
This is equivalent to “Purchases of property, plant and equipment and intangible assets” in the cash flow statement less “Sales of property, plant and equipment and intangible assets”.
This measure is used to support management's objective of effective and efficient capital allocation as we need to invest in existing assets in order to maintain and improve productive capacity, and in new assets to drive business growth.

	2025 US$m	2024 US$m	2023 US$m
Purchase of property, plant and equipment and intangible assets	12,335	9,621	7,086
Less: Sales of property, plant and equipment and intangible assets	(50)	(30)	(9)
Capital expenditure	12,285	9,591	7,077
Rio Tinto share of capital investment
Rio Tinto’s share of capital investment represents our economic investment in capital projects.
The measure is based upon our capital expenditure APM (as defined above), adjusted to deduct equity or shareholder loan financing provided to partially owned subsidiaries by non-controlling interests in respect of major capital projects in the period and contributions from other third parties. In circumstances where the funding to be provided by non-controlling interests is not received in the same period as the underlying capital investment, this adjustment is applied in the period in which the underlying capital investment is made, not when the funding is received. Where funding which would otherwise be provided directly by shareholders is replaced with project financing, an adjustment is also made to deduct the share of project financing attributable to the non-controlling interest. This adjustment is not made in cases where Rio Tinto has unilaterally guaranteed this project financing. Lastly, funding contributed by the Group to equity accounted units for its share of investment in their major capital projects is added to the measure. No adjustment is made to the Capital expenditure APM where capital expenditure is funded from the operating cash flows of the subsidiary or EAU.

	2025 US$m	2024 US$m Adjusted(a)	2023 US$m Adjusted(a)
Capital expenditure(a)	12,285	9,591	7,077
Funding provided by the group to EAUs(b)	557	965	–
Total capital investment(a)	12,842	10,556	7,077
Less: Equity or shareholder loan financing received/due from non-controlling interests(c)	(1,439)	(1,063)	(125)
Rio Tinto share of capital investment(a)	11,403	9,493	6,952
(a)In 2025, we revised the calculation of “Rio Tinto share of capital investment” to be based on our “Capital expenditure” APM, as presented above. Accordingly, we have adjusted prior year comparatives for comparability.
(b)Funding provided by the group to EAUs relates to funding of WCS Rail and Port Holding Entities (WCS) in relation to the Simandou project, consisting of a direct equity investment in
WCS of US$249 million (2024: US$431 million) and loans provided totalling US$308 million (2024: US$534 million).
(c)We received US$1,321 million (2024: US$1,505 million) from Chalco Iron Ore Holdings Ltd (CIOH) interests of which US$1,160 million (2024: US$1,063 million) relates to CIOH’s 47%
share of capital expenditure incurred on the Simandou project and associated funding provided by the Group to EAUs during the current year on an accruals basis. In 2025, we also received US$236 million from Investissement Québec (IQ) in respect of their 50% share of capital expenditure incurred on the Nemaska lithium development project. The equivalent amount, on an accruals basis, of US$279 million is included in Rio Tinto share of capital investment.
Free cash flow
Free cash flow is defined as net cash generated from operating activities minus purchases of property, plant and equipment and intangibles and payments of lease principal, plus proceeds from the sale of property, plant and equipment and intangible assets.
This measures the net cash returned by the business after the expenditure of sustaining and development capital. This cash can be used for shareholder returns, reducing debt and other investing/financing activities.

	2025 US$m	2024 US$m	2023 US$m
Net cash generated from operating activities	16,832	15,599	15,160
Less: Purchase of property, plant and equipment and intangible assets	(12,335)	(9,621)	(7,086)
Less: Lease principal payments	(522)	(455)	(426)
Add: Sales of property, plant and equipment and intangible assets	50	30	9
Free cash flow	4,025	5,553	7,657

Annual Report on Form 20-F 2025	274	riotinto.com
2025 Financial statements | Additional financial information
APMs derived from the balance sheet
Net debt
Net debt is total borrowings plus lease liabilities less cash and cash equivalents and other liquid investments, adjusted for derivatives related to net debt.
Net debt measures how we are managing our balance sheet and capital structure. Refer to note 20 on page 200 for the reconciliation.
Net gearing ratio
Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at the end of each year. It demonstrates the degree to which the Group’s operations are funded by debt versus equity.

	2025 US$m	2024 US$m
Net debt	14,362	5,491
Total equity	67,024	57,965
Net debt plus total equity	81,386	63,456
Net gearing ratio	18%	9%
Underlying return on capital employed
Underlying return on capital employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed
(operating assets).
Underlying ROCE measures how efficiently we generate profits from investment in our portfolio of assets.

	2025 US$m	2024 US$m
Profit after tax attributable to owners of Rio Tinto (net earnings)	9,966	11,552
Items added back to derive underlying earnings (refer to page 271)	902	(685)
Underlying earnings	10,868	10,867
Add/(deduct):
Finance income per the income statement	(465)	(514)
Finance costs per the income statement	1,062	763
Tax on finance cost	(71)	(208)
Non-controlling interest share of net finance costs	(560)	(496)
Net interest cost in equity accounted units (Rio Tinto share)	49	60
Net interest	15	(395)
Adjusted underlying earnings	10,883	10,472

Equity attributable to owners of Rio Tinto - beginning of the year	55,246	54,586
Net debt - beginning of the year	5,491	4,231
Operating assets - beginning of the year	60,737	58,817
Equity attributable to owners of Rio Tinto - end of the year	62,203	55,246
Net debt - end of the year	14,362	5,491
Operating assets - end of the year	76,565	60,737
Average operating assets	68,651	59,777
Underlying return on capital employed	16%	18%

Annual Report on Form 20-F 2025	275	riotinto.com
Production, Mineral Reserves, Mineral Resources
and operations

Metals and minerals production	276
Mineral Resources and Mineral Reserves	278
Qualified Persons	280
Mineral Reserves	282
Mineral Resources	294
Mines and production facilities	305

Image: Conveyor belt between stockpiles at Weipa Operations, Australia.

Annual Report on Form 20-F 2025	276	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Metals and minerals production

	Rio Tinto % interest[1]	2025 Production		2024 Production		2023 Production
		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
ALUMINA('000 tonnes)
Jonquière (Vaudreuil) (Canada)	100%	1,370	1,370	1,353	1,353	1,392	1,392
Jonquière (Vaudreuil) specialty plant (Canada)	100%	110	110	111	111	109	109
Queensland Alumina (Australia)	80%	3,488	2,791	3,384	2,707	3,366	2,693
São Luis (Alumar) (Brazil)	10%	3,796	380	3,687	369	3,375	338
Yarwun (Australia)	100%	2,943	2,943	2,762	2,762	3,006	3,006
Rio Tinto total			7,593		7,303		7,537
ALUMINIUM (primary) ('000 tonnes)
Alma (Canada)	100%	485	485	483	483	484	484
Alouette (Sept-Îles) (Canada)	40%	616	247	632	253	634	253
Arvida (Canada)	100%	130	130	153	153	172	172
Arvida AP60 (Canada)	100%	60	60	61	61	59	59
Bécancour (Canada)	25%	470	118	473	119	465	117
Bell Bay (Australia)	100%	190	190	187	187	186	186
Boyne Island (Australia)[2]	74%	504	370	507	318	496	295
Grande-Baie (Canada)	100%	229	229	229	229	229	229
ISAL (Reykjavik) (Iceland)	100%	203	203	202	202	209	209
Kitimat (Canada)	100%	406	406	419	419	377	377
Laterrière (Canada)	100%	251	251	252	252	244	244
Sohar (Oman)	20%	400	80	399	80	398	80
Tiwai Point (New Zealand)[3]	100%	315	315	290	239	334	265
Tomago (Australia)	52%	574	296	587	302	589	304
Rio Tinto total			3,380		3,296		3,272
Recycled production ('000 tonnes)
Matalco	50%	538	269	528	264	–	–
BAUXITE ('000 tonnes)[4]
Gove (Australia)	100%	12,729	12,729	12,721	12,721	11,566	11,566
Porto Trombetas (MRN) (Brazil)	22%	11,560	2,543	11,523	2,535	11,472	1,502
Sangaredi (Guinea)[5]	23%	17,032	7,665	14,043	6,319	14,278	6,425
Weipa (Australia)	100%	39,464	39,464	37,078	37,078	35,126	35,126
Rio Tinto total			62,400		58,653		54,619
BORATES (B2O3 content) (‘000 tonnes)
Rio Tinto Borates – Boron (US)	100%	502	502	504	504	495	495
COPPER (mine production) ('000 tonnes)[4]
Bingham Canyon (US)	100%	125	125	123	123	152	152
Escondida (Chile)	30%	1,272	382	1,196	359	1,000	300
Oyu Tolgoi (Mongolia)	66%	345	228	215	142	168	111
Rio Tinto total mine production			735		624		562
COPPER (refined) ('000 tonnes)
Escondida (Chile)	30%	187	56	184	55	222	67
Kennecott (US)[6]	100%	134	134	193	193	109	109
Rio Tinto total refined production			190		248		175
COPPER (production-consolidated basis) ('000 tonnes)
Kennecott (US)[6] - Production of refined metal		134	134	193	193	109	109
Escondida (Chile)[7] - Mill production (metal in concentrates)		348	348	329	329	–	–
Escondida (Chile) - Refined production from leach plants		56	56	55	55	–	–
Oyu Tolgoi (Mongolia) - Metal in concentrates		345	345	215	215	–	–
Rio Tinto total production - consolidated basis			883		793		608
DIAMONDS ('000 carats)
Diavik (Canada)	100%	4,429	4,429	2,759	2,759	3,340	3,340
GOLD (mined) ('000 ounces)[4]
Bingham Canyon (US)	100%	117.8	117.8	95.2	95.2	104.8	104.8
Escondida (Chile)	30%	152.1	45.6	168.6	50.6	199.2	59.7
Oyu Tolgoi (Mongolia)	66%	455.9	300.9	206.4	136.2	177.3	117
Rio Tinto total			464.3		282		281.5
See notes on page 277.

Annual Report on Form 20-F 2025	277	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Metals and minerals production

	Rio Tinto % interest[1]	2025 Production		2024 Production		2023 Production
		Total	Rio Tinto share	Total	Rio Tinto share	Total	Rio Tinto share
GOLD (refined) (‘000 ounces)
Kennecott (US)[6]	100.0%	117	117	144	144	74	74
IRON ORE ('000 tonnes)[8]
Hamersley mines (Australia)	See footnote 9	229,605	229,605	224,816	224,816	225,898	225,898
Hope Downs (Australia)	50.0%	36,751	18,375	41,956	20,978	46,482	23,241
Iron Ore Company of Canada (Canada)	58.7%	15,905	9,339	16,086	9,446	16,478	9,676
Robe River - Robe Valley (Australia)	53.0%	28,610	15,163	31,742	16,823	29,162	15,456
Robe River - West Angelas (Australia)	53.0%	32,326	17,133	29,457	15,612	29,999	15,899
Rio Tinto total[8]			289,616		287,676		290,171
Simandou iron ore production ('000 tonnes)[10]	45.0%[11]	2,271	1,023		N/A		N/A
LITHIUM ('000 tonnes)
Lithium carbonate	See footnote 12	60	49
Lithium hydroxide	100.0%	21	21	N/A	N/A	N/A	N/A
Spodumene	100.0%	34	34	N/A	N/A	N/A	N/A
Other lithium specialities (LCE)	100.0%	6	6	N/A	N/A	N/A	N/A
Total lithium carbonate equivalent (LCE) production[13]			57¹⁴		N/A		N/A
MOLYBDENUM ('000 tonnes)[4]
Bingham Canyon (US)	100.0%	5.1	5.1	2.6	2.6	1.8	1.8
SALT ('000 tonnes)[15]
Production ('000 tonnes)
Dampier Salt (Australia)	68.4%	6,949	4,750	8,518	5,823	8,737	5,973
SILVER (mined) ('000 ounces)[6]
Metal in concentrates production ('000 ounces)
Bingham Canyon (US)	100.0%	1,734	1,734	1,484	1,484	1,618	1,618
Escondida (Chile)	30.0%	7,810	2,343	6,042	1,813	4,921	1,476
Oyu Tolgoi (Mongolia)	66.0%	2,180	1,439	1,424	940	1,086	717
Rio Tinto total			5,516		4,236		3,811
SILVER (refined) ('000 ounces)
Kennecott (US)[6]	100.0%	1,838	1,838	2,314	2,314	1,407	1,407
TITANIUM DIOXIDE SLAG (‘000 tonnes)
Rio Tinto Iron & Titanium (Canada/South Africa)[16]	100.0%	975	975	990	990	1111	1111
Production data notes
1.Rio Tinto percentage interest shown above is at 31 December 2025.
2.On 1 November 2024, Rio Tinto’s ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024.
3.On 1 November 2024, Rio Tinto’s ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.
4.Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
5.Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
6.We continue to process third party concentrate to optimise smelter utilisation, including 4 thousand tonnes of cathode produced from purchased concentrate in Q4 2025 (39 thousand tonnes for full year 2025). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
7.Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.
8.Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets. Iron Ore production refers to saleable production, after crushing, screening and beneficiation processes. This, therefore, excludes Simandou production in 2025 which represents crushed ore at the mine gate. Final crushing of
Simandou ore will initially be undertaken in China.
9.Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern
Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
10.Simandou production represents crushed ore at mine gate in wet metric tonnne. Final crushing initially will be undertaken in China.
11.Represents the Rio Tinto equity share of SimFer Jersey (53% owned by Rio Tinto), which owns 85% of the SimFer mine (Blocks 3&4).
12.Lithium carbonate quantities reflect Rio Tinto’s 66.5% ownership in Olaroz, 100% ownership in Fenix.
13.The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.
14.Q1 2025 LCE production from Arcadium was 17kt of which 6kt was produced since completion of the acquisition in March. Accordingly of the 57kt LCE production in 2025, 46kt was attributable to Rio Tinto.
15.In December 2024, we completed the sale of Dampier Salt Limited’s Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.
16.Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

Annual Report on Form 20-F 2025	278	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Mineral Resources and Mineral Reserves
Mineral Resources and Mineral Reserves reporting
Mineral Resources and Ore Reserves for Rio Tinto managed
operations are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore
Reserves, 2012 edition (the JORC Code) as required by the
Australian Securities Exchange (ASX). Rio Tinto also files this Form
20-F with the SEC and prepares the Form 20-F Mineral Resources and Mineral Reserves in accordance with subpart 1300 of
Regulation S-K (SK-1300). Mineral Reserves under SK-1300 are the equivalent of Ore Reserves under the JORC Code.
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
Mineral Resources and Mineral Reserves information in the
following tables is based on information compiled by Qualified
Persons (as defined by SK-1300), most of whom are full time
employees of Rio Tinto or related companies. Each has had a
minimum of 5 years’ relevant experience and is a member or fellow of the Australasian Institute of Mining and Metallurgy (AusIMM),
Australian Institute of Geoscientists (AIG) or a recognised
professional organisation (RPO). Each Qualified Person consents to the inclusion in this Form 20-F of information they have provided in the form and context in which it appears. Qualified Persons
responsible for the estimates are listed on pages 280-281. by operation, along with their professional affiliation, employer, and accountability for Mineral Resources and/or Mineral Reserves.
The Mineral Resources and Mineral Reserves figures in the
following tables are as of 31 December 2025.
Rio Tinto’s Mineral Resources are reported as additional (exclusive) to the reported Mineral Reserves, with the exception of the lithium brines
Mineral Resources. These are reported both inclusive and exclusive of
Mineral Reserves. Reporting of Mineral Resources inclusive of Mineral
Reserves is industry-standard for in situ lithium brines. Exclusive Mineral
Resources for lithium brines are reported to satisfy SK-1300 reporting rulings.
Metric units are used throughout. The figures used to calculate
Rio Tinto’s Mineral Resources and Mineral Reserves are more
precise than the rounded numbers shown in the tables, hence small differences might result if the calculations are repeated using the tabulated figures.
ASX releases incorporating JORC Table 1 reports for new or
materially changed significant deposits are released to the market.
They are also available at riotinto.com/resourcesandreserves.
Non-managed and joint venture operations
Mineral Resources and Mineral Reserves from externally managed operations, in which Rio Tinto holds a minority share, are reported as received from the managing entity and in accordance with the
SK-1300.
ASX, SEC and other jurisdiction exchange releases generated by non-managed units or joint venture partners are referenced within the reporting footnotes, with the location and initial reporting date identified.
Australian Stock Exchange vs US Securities and
Exchange Commission reporting
Some variations may occur between the reporting in accordance with the JORC Code and SK-1300 with the main difference being a result of pricing assumptions:
•For Mineral Resources and Ore Reserves reporting, the JORC
Code envisages the use of reasonable investment assumptions to test the economic viability of the Ore Reserves and the
reasonable prospects of eventual economic extraction for the
Mineral Resources. To achieve this, we use internally generated, projected long-term commodity prices.
•SK-1300 requires the use of a justifiable commodity price to test the economic viability of the Mineral Reserves and the reasonable prospects of economic extraction for the Mineral Resources, and prices used in calculating the estimates must be disclosed. As a result of the commercial sensitivity of Rio Tinto’s long-term commodity prices, we use commercially available consensus
pricing or historical pricing for SEC reporting.
Technical Report Summaries
For SEC reporting purposes, the Pilbara Operations, Oyu Tolgoi,
Escondida and Simandou are considered material to the Group and hence require submission of a Technical Report Summary.
Technical Report Summaries for the Pilbara Operations and
Escondida are filed as exhibit 96.1 and exhibit 96.2, respectively, to this Form 20-F.
The Technical Report Summary for Simandou was filed as exhibit
96.4 to the Form 20-F for the year ended 31 December 2023; and
the Technical Report Summary for Oyu Tolgoi was filed as exhibit
96.3 to the Form 20-F for the year ended 31 December 2022.
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
Ore Reserves Steering Committee
The Ore Reserves Steering Committee (ORSC), chaired by the
Chief Safety & Technical Officer, Safety, Development & Technical,
meets at least quarterly. The ORSC comprises senior
representatives across our technical, financial, governance and business groups, and oversees the appointment of Qualified
Persons nominated by the business units; reviews Exploration
Results, Mineral Resources or Mineral Reserves data prior to public reporting; and oversees the development of the Group Mineral
Resources and Mineral Reserves standards and guidance.

Annual Report on Form 20-F 2025	279	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources and Mineral Reserves
Safety and Technical Standards & Assurance
Safety and Technical Standards & Assurance contains a dedicated team which works in conjunction with the ORSC. It is the guardian and author of Group Mineral Resources and Ore Reserves
standards and guidance, and is responsible for the governance and compilation of Group Mineral Resources, Ore Reserves and
reconciliation reporting. This team also advises on disclosure obligations, monitors the external reporting environment and facilitates internal audits.
Internal Auditing
Mineral Resources and Mineral Reserves internal audits are
conducted by independent external consulting personnel in a
programme managed by Safety and Technical Standards &
Assurance. Material findings are reported outside of the product group reporting line to the ORSC, and all reports and action plans are reviewed by the ORSC for alignment to internal and external reporting standards.
During 2025, two internal Mineral Resources and Mineral Reserves audits were completed.
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
Our geoscientific information management standard is the industry-
leading acQuire system and we employ strict QA/QC criteria to ensure only high-quality assay data is uploaded to a project’s database.
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
At the end of each reporting cycle, we analyse the Mineral
Resources and Mineral Reserves risks across all business units both to ensure consistency of reporting and determine any Group-
wide risks to the various processes.

Annual Report on Form 20-F 2025	280	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Qualified Persons

	Association(a)	Employer	Accountability	Deposits
Bauxite
A McIntyre	AusIMM	Rio Tinto	Resources	Gove, East Weipa & Andoom, North of Weipa, Amrun
W Saba	AusIMM		Reserves	Gove, East Weipa & Andoom, Amrun
M Alpha Diallo	EFG	Compagnie des Bauxites de Guinée (CBG)	Resources	Sangaredi
J Cassoff	OIQ	External consultant to CBG	Reserves
R Aglinskas	AusIMM	Mineração Rio do Norte	Resources	Porto Trombetas (MRN)
G A Coutinho	AusIMM	Mineração Rio do Norte	Reserves
Copper
J Pocoe	AusIMM	Rio Tinto	Resources	Winu(b) (d)
G Austin	AusIMM	Rio Tinto	Resources	Kennecott(b) (c) (d)
R Hayes	AusIMM		U/G Resources
P Rodriguez	AusIMM		Resources
E Hoffmann	AusIMM		O/P Reserves
C McArthur	AusIMM		U/G Reserves
D Hlorgbe	AusIMM	Rio Tinto	Resources	Resolution(b)(c)
H Martin	AusIMM		Resources
A Schwarz	AusIMM		Resources
R Maureira	AusIMM	Minera Escondida Ltda.	Resources	Escondida
E Mulet Cortes	AusIMM		Resources	Chimborazo, Pampa Escondida(d), Pinta Verde
P Castillo	AusIMM		Reserves	Escondida
J Marshall	AusIMM	Rio Tinto	Resources	La Granja
J Marshall	AusIMM	Rio Tinto	Resources	Oyu Tolgoi(b) (c) (d)
A Isabel	AusIMM		U/G Reserves
N Robinson	AusIMM		O/P Reserves
Iron ore
M Judge	AusIMM	Rio Tinto	Resources	Pilbara Operations – Boolgeeda, Brockman, Brockman Process Ore, Channel Iron Deposit, Detrital, Marra Mamba
R Nair	AusIMM		Resources
P Savory	AusIMM		Resources
C Valentine	AusIMM		Resources
O Abdrashitova	AusIMM		Reserves	Pilbara Operations – Brockman Ore, Marra Mamba Ore, Pisolite (Channel Iron) Ore
P Barnes	AusIMM		Reserves
L Fouché	AusIMM		Reserves
A Ghosh	AusIMM		Reserves
L Vilela Couto	AusIMM		Reserves
B Satria Yudha	AusIMM		Reserves
M McDonald	PEGNL	Rio Tinto	Resources	Iron Ore Company of Canada
B Power	PEGNL		Resources
S Roche	AusIMM		Reserves
P Ziemendorf	AusIMM		Reserves
M Styles	AusIMM	Rio Tinto	Resources	Simandou
M Apfel	AusIMM		Reserves
Lithium brine
M Rosko	SME	External consultants to Rio Tinto	Resources & Reserves	Rincon
M Zivic	SME
B Foster	AusIMM	Rio Tinto	Reserves - Processing
S Kosinski	AIPG	Rio Tinto	Resources & Reserves	Cauchari, Fénix, Olaroz, Sal de Vida
Lithium
J Oppelaar	AusIMM	External consultant to Rio Tinto	Resources	Mt Cattlin
A Sami	AusIMM	Rio Tinto	Reserves
L Evans	OIQ	External consultant to Rio Tinto	Resources	Galaxy
N Lecuyer	OIQ	External consultant to Rio Tinto	Reserves
C Beaulieu	OGQ	External consultant to Rio Tinto	Resources	Whabouchi
J Cassoff	OIQ	External consultant to Rio Tinto	Reserves
I Misailovic	EFG	Rio Tinto	Resources	Jadar(e)
D Tanaskovic	EFG		Resources

Annual Report on Form 20-F 2025	281	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Qualified Persons

	Association(a)	Employer	Accountability	Deposits
Borates
B Griffiths	SME	Rio Tinto	Resources & Reserves	Boron
Diamonds
K Pollock	NAPEG	Rio Tinto	Resources	Diavik
Z Li	NAPEG		Reserves
Titanium dioxide
F Kerr-Gillespie	OGQ	Rio Tinto	Resources	Rio Tinto Iron and Titanium Quebec Operations
J Solorzano	OIQ		Reserves
A Cawthorn-Blazeby	SACNASP	Rio Tinto	Resources	Richards Bay Minerals(f)
S Mnunu	SACNASP		Reserves
A Louw	AusIMM	Rio Tinto	Resources	QIT Madagascar Minerals(f)(g)
P Kluge	SAIMM		Reserves
(a)AIPG: American Institute of Professional Geologists
AusIMM: Australasian Institute of Mining and Metallurgy
EFG: European Federation of Geologists
NAPEG: Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists
OGQ: L’Ordre des Géologues du Québec
OIQ: L’Ordre des Ingénieurs du Québec
PEGNL: Professional Engineers and Geoscientists Newfoundland and Labrador
SACNASP: South African Council for Natural Scientific Professions
SAIMM: South African Institute of Mining and Metallurgy
SME: Society of Mining, Metallurgy and Exploration
(b)Includes silver
(c)Includes molybdenum
(d)Includes gold
(e)Includes borates
(f)Includes zircon
(g)Includes monazite

Annual Report on Form 20-F 2025	282	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025			Probable Mineral Reserves as at 31 December 2025
		Tonnage	Grade		Tonnage	Grade
Bauxite[2]		Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2
Amrun (Australia)[3]	O/P	724	54.1	9.0	351	54.5	9.4
East Weipa and Andoom (Australia)[3]	O/P	44	50.3	8.4	1.0	49.5	9.9
Gove (Australia)[3]	O/P	35	50.1	6.7	4.9	49.9	6.9
Total (Australia)[4]		803	53.7	8.8	357	54.4	9.4
Porto Trombetas (MRN) (Brazil)5 6	O/P	6.6	46.9	5.8	37	49.1	4.6
Sangaredi (Guinea)7 8	O/P	79	46.3	1.9	3.5	45.3	1.8
Total bauxite		889	53.0	8.2	398	53.8	8.9
1.Type of mine: O/P = open pit/surface.
2.Bauxite Mineral Reserves are stated as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3.Australian bauxite Mineral Reserves are stated as dry tonnes and total alumina and silica grade.
4.Valuations of the Australian bauxite Mineral Reserves are based on specific product pricing based on a long term prices of US$48.69/t CFR China for Gove and US$49.28/t CFR China
for Amrun, East Weipa and Andoom. This price is sourced from leading industry analyst CRU.
5.Porto Trombetas (MRN) Mineral Reserves are stated as dry tonnes, available alumina grade and total reactive silica grade.
6.Porto Trombetas (MRN) Mineral Reserves valuations are based on an average price of US$38.69/t FOB as supplied by the JV partner.
7.Sangaredi Mineral Reserves tonnes are reported on a 3% moisture basis and total alumina and silica grade.
8.Sangaredi Mineral Reserves valuations are based on specific product pricing based on a long term price of US$39.11/t FOB as supplied by the JV partner.

Gove operations – Australia

136°38'E
136°44'E
136°50'E
136°56'E
N
0
100 km
Legend
Power Station
Port
Mine
Town
Airport
Road
Overland Conveyor
Nhulunbuy
Gove Port
Gunyangara
Yirrkala
Gove Mine
12°12'S
12°16'S
12°20'S

Annual Report on Form 20-F 2025	283	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Total Mineral Reserves as at 31 December 2025				Rio Tinto share recoverable mineral	Total Mineral Reserves as at 31 December 2024
Tonnage	Grade				Tonnage	Grade
Mt	% Al2O3	% SiO2%		Mt	Mt	% Al2O3	% SiO2
1,076	54.2	9.1	100.0	1,076	978	54.4	9.0
45	50.3	8.4	100.0	45	56	50.5	8.1
40	50.1	6.7	100.0	40	48	50.0	6.4
1,161	53.9	9.0		1,161	1,083	54.0	8.8
44	48.8	4.8	22.0	44	46	48.9	4.7
82	46.3	1.9	23.0	82	78	47.1	1.9
1,287	53.3	8.4		1,287	1,207	53.4	8.2
Amrun
The change in Mineral Reserves at Amrun reflects a routine review of economic assumptions over the life of the mine and updated orebody knowledge.  A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resourcesandreserves.
East Weipa and Andoom & Gove
The decrease in Mineral Reserves tonnes at both Andoom and Gove, is due to mining depletion.  Mining operations ceased at East Weipa in 2024.

Weipa operations – Australia

141°30'E
141°40'E
141°50'E
141°60'E
141°70'E
12°30'S
12°40'S
12°50'S
12°60'S
N
Andoom Mine
East Weipa
Evans Landing Port
Napranum
Amrun Camp
Amrun Port
Amrun Mine
Kangwinan Project
Legend
Power Station
Port
Mine
Project
Town
Other locations of interest
Railway
Road
Ferry
0
20 km

Annual Report on Form 20-F 2025	284	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Lithium brine2 3	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025				Probable Mineral Reserves as at 31 December 2025
		Anticipated total brine volume	Extracted grade	Lithium metal	LCE	Anticipated total brine volume	Extracted grade	Lithium metal	LCE
		Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt
Cauchari (Argentina)	B/E	80	570	0.05	0.24	350	490	0.17	0.91
Fénix (Argentina)	B/E	310	730	0.23	1.20	1,260	620	0.78	4.16
Olaroz (Argentina)[4]	B/E	106	650	0.07	0.37	412	650	0.27	1.43
Rincon (Argentina)	B/E	–	–	–	–	1,340	350	0.47	2.50
Sal de Vida (Argentina)	B/E	100	800	0.08	0.43	510	750	0.38	2.04
Total (Argentina)		596	859	0.42	2.24	3,872	977	2.07	11.03
Total lithium brine		596	859	0.42	2.24	3,872	977	2.07	11.03

Lithium5 6	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025			Probable Mineral Reserves as at 31 December 2025			Total Mineral Reserves as at 31 December 2025
		Tonnage	Grade		Tonnage	Grade		Tonnage	Grade
		Mt	% Li2O	ppm Ta2O5	Mt	% Li2O	ppm Ta2O5	Mt	% Li2O	ppm Ta2O5
Mt Cattlin (Australia)	O/P
– Mt Cattlin open pit	O/P	0.1	0.80	158	1.6	1.31	151	1.7	1.29	150
– Mt Cattlin stockpile	S/P	–	–	–	0.6	0.54	67	0.6	0.54	67
Total (Australia)		0.1	0.80	158	2.2	1.11	129	2.3	1.10	130
Galaxy (Canada)	O/P	–	–	–	37	1.27	–	37	1.27	–
Whabouchi (Canada)	O/P	5.3	1.40	–	8.0	1.27	–	13	1.32	–
Total (Canada)		5.3	1.40	–	45	1.27	–	51	1.28	–
Total lithium		5.3	1.39	2	48	1.26	6	53	1.28	6
1.Type of mine: B/E = brine extraction, O/P = open pit/surface, S/P = stockpile.
2.Lithium brine Mineral Reserves anticipated total brine volume is the cumulative brine volume simulated from the entire wellfield over the life of mine whilst the extracted grade is averaged for the entire pumping period for the simulated wellfield. Lithium metal and lithium carbonate equivalent (LCE) tonnages at each Reserve category are reported from a point of reference of the wellhead and assume 100% recovery. To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was 5.323 to obtain LCE mass from lithium mass.
3.Lithium brine Mineral Reserves valuations are based on a lithium carbonate price of US$17,790/t. This price was sourced from the average of the available forecasts from ten brokers/
banks (BoAML, Cannacord, Citigroup,  Goldman Sachs, HSBC, JP Morgan, Liberum, Macquarie, Morgan Stanley and UBS) and three analysts (Benchmark, CRU and Woodmac).
4.Olaroz Rio Tinto interest represents its fractional ownership in Sales de Juyjuy (SDJ - 66.5%).  Mineral Reserves are not produced from Rio Tinto’s other ownership interests (Olaroz
Lithium, La Frontera, or Minera Andes).
5.Mineral Reserves for lithium are reported as dry mill feed tonnes.
6.Lithium Mineral Reserves valuations are based on a 6% Li2O product price of US$1,361/t (adjusted for the 5.2% product at Mt Cattlin, the 5.6% product at Galaxy and the 5.5% product at Whabouchi). This price was sourced from the average of the available forecasts from six brokers/banks (BoAML, Cannacord,  Goldman Sachs,  JP Morgan,  Macquarie  and UBS)
and three analysts (Benchmark, CRU and Woodmac).

Fénix and Olaroz operations, and Cauchari, Rincon and Sal de Vida projects – Argentina

71°W
70°W
69°W
68°W
67°W
66°W
65°W
22°S
23°S
24°S
25°S
26°S
N
Calama
BOLIVIA
JUJUY PROVINCE
Mejillones
Susques
Olaroz
ANTOFAGASTA PROVINCE
Antofagasta
Cauchari
Catua
Legend
Project
Operation
Town
Railway
Road
Rincon Project
Olacapato
San Antonio de los Cobres
San Salvador de Jujuy
Salta
CHILE
ARGENTINA
Payogasta
SALTA PROVINCE
Molinos
Sal de Vida
Fénix
ATACAMA PROVINCE
CATAMARCA PROVINCE
Cafayate
0
100 km

Annual Report on Form 20-F 2025	285	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Total Mineral Reserves as at 31 December 2025				Average process recovery %	Rio Tinto interest	Rio Tinto share recoverable Li metal	Rio Tinto share recoverable LCE	Total Mineral Reserves as at 31 December 2024
Total brine pumped	Extracted grade	Lithium metal	LCE					Total brine pumped	Extracted grade	Lithium metal	LCE
Mm3	mg/L Li	Mt	Mt		%	Mt	Mt	Mm3	mg/L Li	Mt	Mt
430	505	0.22	1.16	60	100.0	0.13	0.69	–	–	–	–
1,570	642	1.01	5.36	77	100.0	0.77	4.11	–	–	–	–
519	650	0.34	1.79	60	66.5	0.20	1.08	–	–	–	–
1,340	350	0.47	2.50	90	100.0	0.42	2.25	1,340	350	0.47	2.50
610	758	0.46	2.46	70	100.0	0.32	1.72	–	–	–	–
4,469	955	2.49	13.27			1.85	9.85	1,340	350	0.47	2.50
4,469	955	2.49	13.27			1.85	9.85	1,340	350	0.47	2.50

Average process efficiency %		Rio Tinto interest	Rio Tinto share recoverable Li2O	Rio Tinto share recoverable Ta2O5	Total Mineral Reserves as at 31 December 2024
					Tonnage	Grade
Spodumene	Tantalite	%	Mt	M lbs	Mt	% Li2O	ppm Ta2O5

67	20	100.0	0.01	0.11	–	–	–
25	20	100.0	0.001	0.02	–	–	–
			0.02	0.13	–	–	–
69	–	100.0	0.33	–	–	–	–
85	–	50.0	0.15	–	–	–	–
			0.48		–	–	–
			0.49	0.13	–	–	–
Cauchari, Fénix, Olaroz, Sal de Vida Mt Cattlin, Galaxy and Whabouchi,
Following the acquisition of Arcadium Lithium on 6 March 2025 Mineral Reserves were reported for the first time by Rio Tinto on
4 December 2025. A JORC Table 1 in support of this was released to the market on this date and can be viewed at riotinto.com/
resourcesandreserves.

Galaxy and Whabouchi projects – Canada

Eastmain
Galaxy
Nemiscau
Whabouchi
Waskaganich
Kausbkach
N
Legend
Town
Project
Road
ONTARIO
QUEBEC
0
50
100 km
Matagami
Waswanipi
84°W
81°W
78°W
75°W
52°N
51°N
50°N

Annual Report on Form 20-F 2025	286	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025					Probable Mineral Reserves as at 31 December 2025
		Tonnage	Grade				Tonnage	Grade
Copper[2]		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Kennecott (US)[3]
– Bingham Open Pit[4]	O/P	442	0.38	0.18	1.98	0.034	288	0.34	0.19	1.93	0.025
– Underground Skarns	U/G	0.8	1.68	0.59	9.83	0.042	7.8	2.13	1.16	14.28	0.012
Total (US)		443	0.38	0.18	1.99	0.034	296	0.39	0.21	2.26	0.024
Escondida (Chile)[5]
– Full SaL	O/P	57	0.77	–	–	–	6.5	0.69	–	–	–
– sulphide	O/P	905	0.62	–	–	–	358	0.54	–	–	–
– sulphide leach	O/P	348	0.39	–	–	–	79	0.40	–	–	–
Total (Chile)		1,310	0.56	–	–	–	443	0.52	–	–	–
Oyu Tolgoi (Mongolia)[6]
– Hugo Dummett North[7]	U/G	–	–	–	–	–	247	1.56	0.30	3.20	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	20	1.68	0.59	3.96	–
– Oyut Open Pit	O/P	159	0.54	0.39	1.24	–	270	0.38	0.26	1.10	–
– Oyut stockpiles	S/P	–	–	–	–	–	50	0.32	0.13	0.94	–
Total (Mongolia)		159	0.54	0.39	1.24	–	587	0.92	0.28	2.06	–
Total copper		1,911	0.52	0.07	0.56	0.008	1,326	0.67	0.17	1.42	0.005
1.Type of mine: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2.Copper Mineral Reserves are reported as dry mill feed tonnes.
3.Kennecott Mineral Reserves valuations are based on commodity prices of USc421.08/lb for copper, US$2,367.21/oz for gold, US$26.65/oz for silver and US$12.78/lb for molybdenum.
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
5.Escondida Mineral Reserves valuations are based on a copper price of USc400/lb supplied by the JV partner.
6.Oyu Tolgoi Mineral Reserves valuations are based on commodity prices of USc400.19/lb for copper, US$1,693.00/oz for gold, US$22.73/oz for silver.  These prices are sourced from the average of the available June 2024 forecasts escalated to 2025 terms from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche Bank, Goldman Sachs, JP Morgan,
Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
7.The Hugo Dummett North Mineral Reserves include approximately 1.2 million tonnes of stockpiled material at a grade of 0.48% copper, 0.14 g/t gold and 1.18 g/t silver.

Kennecott operations – US

112°10'W
112°W
111°50'W
112°40'W
N
40°45'N
40°40'N
40°35'N
Salt Lake City
Refinery
Garfield Smelter
Copperton Concentrator
Bingham Canyon Mine
Legend
Airport
Mine
Other locations of interest
Road
0
10 km

Annual Report on Form 20-F 2025	287	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Total Mineral Reserves as at 31 December 2025					Average mill recovery %				Rio Tinto interest	Rio Tinto share recoverable metal				Total Mineral Reserves as at 31 December 2024
Tonnage	Grade													Tonnage	Grade
Mt	% Cu	g/t Au	g/t Ag	% Mo	Cu	Au	Ag	Mo	%	Mt Cu	Moz Au	Moz Ag	Mt Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo

730	0.36	0.18	1.96	0.030	88	69	71	65	100.0	2.35	2.94	32.68	0.144	777	0.36	0.18	1.97	0.034
8.6	2.08	1.11	13.86	0.014	92	69	66	62	100.0	0.17	0.21	2.54	0.001	4.7	2.21	1.39	14.30	0.022
739	0.38	0.19	2.10	0.030						2.52	3.15	35.22	0.145	782	0.37	0.19	2.05	0.034

63	0.76	–	–	–	75	–	–	–	30.0	0.36	–	–	–	63	0.77	–	–	–
1,263	0.59	–	–	–	85	–	–	–	30.0	6.41	–	–	–	1,313	0.61	–	–	–
426	0.39	–	–	–	41	–	–	–	30.0	0.69	–	–	–	445	0.39	–	–	–
1,753	0.55	–	–	–						7.47	–	–	–	1,820	0.56	–	–	–

247	1.56	0.30	3.20	–	92	79	81	–	66.0	3.57	1.88	20.44	–	255	1.58	0.31	3.25	–
20	1.68	0.59	3.96	–	93	81	84	–	56.0	0.31	0.31	2.13	–	20	1.68	0.60	3.97	–
429	0.44	0.31	1.15	–	76	67	55	–	66.0	1.43	2.84	8.69	–	377	0.46	0.32	1.22	–
50	0.32	0.13	0.94	–	71	54	50	–	66.0	0.11	0.12	0.77	–	41	0.31	0.13	0.98	–
746	0.84	0.30	1.89	–						5.42	5.14	32.04	–	693	0.90	0.31	2.03	–
3,238	0.58	0.11	0.91	0.007						15.79	8.30	67.25	0.145	3,295	0.59	0.11	0.91	0.008
Kennecott
Bingham Open Pit Mineral Reserves reduced due to mining depletion, partially offset by conversion from Mineral Resources. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/
resourcesandreserves.
Underground Skarns Mineral Reserves comprise the Lower Commercial Skarn (LCS) Mineral Reserves and the North Rim Skarn (NRS) Mineral
Reserves and the increase reflects the impacts of increased orebody knowledge and updated economics at NRS. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/
resourcesandreserves. It is noted that the Underground Skarns Mineral Reserves are only economically viable while the current open pit is in operation.
Oyu Tolgoi
Oyut Open Pit Mineral Reserves increased due to conversion of Mineral Resources to Mineral Reserves as a result of block model updates, partially offset by mining depletion. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual
Report and can be viewed at riotinto.com/resourcesandreserves.

Escondida operations – Chile

72°W
70°W
68°W
66°W
22°S
23°S
24°S
25°S
N
Tocopilla
Calama
San Pedro de Atacama
Mejillones
Antofagasta
Coloso
CHILE
Escondida
ARGENTINA
Tal Tal
Legend
Mine
Town
Port
Road
0
100 km

Annual Report on Form 20-F 2025	288	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025						Probable Mineral Reserves as at 31 December 2025
		Tonnage	Grade					Tonnage	Grade
Iron ore2 3		Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI
Pilbara Operations (Australia)4 5
– Brockman Ore	O/P	380	62.0	3.5	2.0	0.14	5.3	995	60.8	4.0	2.2	0.12	6.1
– Marra Mamba Ore	O/P	172	62.6	2.8	1.6	0.06	5.5	298	62.1	3.1	1.9	0.06	5.6
– Pisolite (Channel Iron) Ore	O/P	300	57.8	4.7	1.8	0.06	10.3	57	56.2	5.6	2.6	0.05	10.9
Total (Australia)[6]		851	60.6	3.8	1.9	0.09	7.1	1,351	60.9	3.9	2.2	0.11	6.2
Iron Ore Company of Canada (Canada)[7]	O/P	85	65.0	3.2	–	–	–	137	65.0	3.2	–	–	–
Simandou (Guinea)[8]	O/P	94	66.0	0.8	1.5	0.08	2.9	560	65.1	1.0	1.8	0.10	3.7
Total iron ore		1,031	61.5	3.5	1.7	0.08	6.1	2,048	62.3	3.0	1.9	0.10	5.1
1.Type of mine: O/P = open pit/surface.
2.Mineral Reserves of iron ore are shown as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
3.Iron ore Mineral Reserves valuations are based on prices for each individual product relative to a long run consensus pricing of the 62% Fe Fines Index. This consensus price represents the average of forecasts from eleven brokers/banks and two analysts in the long run and is US c 133.3 /dmtu CFR China. The brokers/banks are Bank of America Merrill Lynch, BMO,
Barclays, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Macquarie, Morgan Stanley and UBS. The analysts are CRU and Wood Mackenzie. A value in use assessment by Rio Tinto is then used to determine the adjustment to the consensus price for each individual product.
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
7.Iron Ore Company of Canada (IOC) Mineral Reserves are reported as marketable product (52% pellets and 48% concentrate for sale) at a natural moisture content of 3%. The marketable product is derived from mined material comprising 206 million dry tonnes at 39% iron, 34% silica, 0.20% alumina, 0.022% phosphorus (Proven) and 327 million dry tonnes at
39% iron, 34% silica, 0.19% alumina, 0.022% phosphorus (Probable) using process recovery factors derived from current IOC concentrating and pellet operations. No meaningful relationship has been established between the product and feed grades of alumina and phosphorus, so these grades cannot be reported for Mineral Reserves. Saleable product is produced to meet silica grade specifications, so the Mineral Reserves silica grade is the targeted silica grade for the currently anticipated long-term product mix. Loss On Ignition (LOI) is not determined for resource drilling samples, so no estimate of % LOI is available for Mineral Reserves.
8.Simandou Mineral Reserves tonnes are reported on a dry weight basis and Simandou Mineral Reserves relate to the Ouéléba portion only of the SimFer Iron Ore Project.

Iron Ore operations – Australia

60 km
N
116ºE
117ºE
118ºE
119ºE
120ºE
21ºS
22ºS
23ºS
Port Hedland
Dampier Salt
Port Hedland operation
Dampier
Cape Lambert
Parker Point & EII
Yurralyi Maya
Wickham
Roebourne
Karratha
Dampier Salt
Dampier operation
Legend
Power Station
Port
Mine
Town
Powerline (132-220kV)
Railway
Road
Marble Bar
Pannawonica
Onslow
Mesa A
Mesa J
Nullagine
Silvergrass
Nammuldi
Brockman 2
Brockman 4
Western Turner Syncline
Mount Tom Price
Marandoo
Gudai-Darri
Tom Price
Yandicoogina
Hope Downs 1
Paraburdoo
Paraburdoo Town
Western Range
Eastern Range
Channar
West Angelas
Hope Downs 4
Newman

Annual Report on Form 20-F 2025	289	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Total Mineral Reserves as at 31 December 2025						Rio Tinto interest	Rio Tinto share marketable product	Total Mineral Reserves as at 31 December 2024
Tonnage	Grade							Tonnage	Grade
Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	%	Mt	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI

1,375	61.1	3.9	2.2	0.13	5.9	87.1	1,375	1,320	61.4	3.7	2.1	0.13	5.7
470	62.2	3.0	1.8	0.06	5.5	79.7	470	500	62.2	3.0	1.8	0.06	5.5
357	57.6	4.9	2.0	0.06	10.4	79.9	357	410	57.5	4.9	2.0	0.06	10.4
2,202	60.8	3.8	2.0	0.10	6.5		2,202	2,230	60.9	3.8	2.0	0.10	6.5
222	65.0	3.2	–	–	–	58.7	222	235	65.0	2.7	–	–	–
655	65.3	0.9	1.7	0.09	3.6	45.1	655	675	65.3	0.9	1.7	0.09	3.7
3,079	62.0	3.2	1.8	0.09	5.4		3,079	3,140	62.1	3.1	1.8	0.09	5.4
Pilbara Operations
Mineral Reserves updates for Brockman, Marra Mamba and Pisolite Ore include mining depletion, the addition of new deposits, design updates, changes to cut-off grades, and adjustments for heritage and environmental considerations.
Mineral Reserves classification is determined based on confidence in all the modifying factors. Generally, Proven Mineral Reserves are derived from
Measured Mineral Resources and Probable Mineral Reserves are derived from Indicated Mineral Resources. In 2025, portions of the Mineral
Reserves derived from Measured Mineral Resources have been classified as Probable Mineral Reserves. This classification primarily represents areas where one or more state government approvals remain outstanding or specific Traditional Owner engagement is required prior to mining.

Iron Ore Company of Canada operations – Canada

70°W
68°W
66°W
64°W
53°N
52°N
51°N
IOC
Labrador City
NEWFOUNDLAND
AND LABRADOR
Legend
Power Station
Port
Mine
Town
Powerline
Railway
Road
René-Levasseur
Island
QUEBEC
N
0
50
100 km
SM2 Dam
Sept-îles

Annual Report on Form 20-F 2025	290	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Borates[2]	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025	Probable Mineral Reserves as at 31 December 2025	Total Mineral Reserves as at 31 December 2025
		Tonnage	Tonnage	Tonnage
		Mt	Mt	Mt
Boron (US)[3]	O/P	5.0	7.0	12

Diamonds[4]	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025		Probable Mineral Reserves as at 31 December 2025		Total Mineral Reserves as at 31 December 2025
		Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
		Mt	Carats per tonne	Mt	Carats per tonne	Mt	Carats per tonne
Diavik (Canada)	U/G	–	–	–	–	–	–

Titanium dioxide feedstock5 6	Type of mine[1]	Proven Mineral Reserves as at 31 December 2025			Probable Mineral Reserves as at 31 December 2025			Total Mineral Reserves as at 31 December 2025
		Tonnage	Grade		Tonnage	Grade		Tonnage	Grade
		Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon	Mt	% Ti minerals	% Zircon
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	157	3.3	0.2	62	3.0	0.1	219	3.2	0.1
Richards Bay Minerals (RBM) (South Africa)	O/P	308	1.3	0.2	491	3.2	0.4	798	2.5	0.3
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	–	–	–	142	82.8	–	142	82.8	–
Total titanium dioxide feedstock		465	2.0	0.2	694	19.4	0.3	1,159	12.4	0.2
1.Type of mine: O/P = open pit/surface, U/G = underground.
2.Mineral Reserves of borates are expressed in terms of marketable product (B2O3) tonnes after all mining and processing losses. Mill recoveries are therefore not shown.
3.Boron Mineral Reserves valuations are based on a three-year trailing weighted average prices of US$1,282/t for Sodium Borates Products and US$1,996/t for non Sodium
Borates Products.
4.Mineral Reserves of diamonds are shown as recoverable Mineral Reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are therefore not shown.
5.The marketable product (zircon at RBM and zirsil at QMM) is shown after all mining and processing losses. Titanium dioxide feedstock Mineral Reserves are reported as dry in situ tonnes.
6.QMM and RBM Mineral Reserves valuations are based on commodity prices of US$258.37/t for 53% titanium dioxide product and US$1,644.89/t for 66.5% zircon oxide, adjusted for specific products produced. RTIT Quebec Operations Mineral Reserves valuations are based on a commodity price of US$258.37/t for 53% titanium dioxide product, adjusted for specific products produced. These prices are sourced from TZMI.

Boron operations – US

119°W
118°30'W
118°W
117°30'W
117°W
35°N
35°30'N
34°N
N
Legend
Port
Mine
Town
Road
Railway
Boron
Barstow
Palmdale
Victorville
Los Angeles
RTB Wilmington Terminal
0
25
50 km

Annual Report on Form 20-F 2025	291	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Rio Tinto interest	Rio Tinto share marketable product	Total Mineral Reserves as at 31 December 2024
		Tonnage
%	Mt	Mt
100.0	12	13

Rio Tinto interest	Rio Tinto share recoverable diamonds	Total Mineral Reserves as at 31 December 2024
		Tonnage	Grade
%	M carats	Mt	Carats per tonne
100.0	–	2.2	2.3

Rio Tinto interest	Rio Tinto share marketable product		Total Mineral Reserves as at 31 December 2024
			Tonnage	Grade
%	Mt Titanium dioxide feedstock	Mt Zircon	Mt	% Ti minerals	% Zircon
85	3.4	0.2	220	3.2	0.1
74	9.0	2.2	856	2.5	0.3
100	46.5	–	143	82.8	–
	58.8	2.4	1,219	12.0	0.2
Diavik
Mineral Reserves tonnes decreased due to mining depletion and with the pending closure of Diavik, all remaining Mineral Reserves have been downgraded to non-Resources.
QMM
Rio Tinto interest updated to 85% to reflect the implementation (in 2024) of the 2023 fiscal agreement between QMM and the State of
Madagascar.

Diavik operations – Canada

116°W
114°W
112°W
110°W
108°W
N
64°N
63°N
62°N
Diavik
Gamètì
Wekweètì
Whatì
Behchokǫ̀
Yellowknife
Legend
Power Station
Mine
Town
Road
Winter Road (Ice Road)
0
100
200 km

Annual Report on Form 20-F 2025	292	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

Oyu Tolgoi operations – Mongolia

N
45°N
42°N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Tavantolgoi
Dalanzadgad
Khanbogd
Oyu Tolgoi
MONGOLIA
CHINA
Bayan Ovoo
Vuyan
Baotou
0
100
200 km
105°E
110°E

Simandou project and Sangaredi operations – Guinea

SENEGAL
MALI
GUINEA
GUINEA-BISSAU
SIERRA LEONE
LIBERIA
CÔTE D'IVOIRE
Koundara
Niagassola
Gaoual
Kogon R.
Koumba R.
Tougue
Tinkisso R.
Siguiri
Labé
Dinguiraye
Niger R.
Sangaredi
Pita
Boké
Télimélé
Dabola
Kamsar
Dalaba
Fria
Kouroussa
Mandiana
Konkouré R.
Mamou
Kankan
Boffa
Kindia
Faranah
Dubreka
Coyah
Conakry
Morebaya
Forécariah
Kissidougou
Kérouané
Simandou
Beyla
Guéckédou
Macenta
Lola
Nzerekore
Legend
Port
Airport
Mine
Project
Town
Railway
Road
N
0
50
100 km
14°W
12°W
10°W
8°W
6°W
12°N
10°N
8°N

Annual Report on Form 20-F 2025	293	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Reserves

QIT Madagascar Minerals operations – Madagascar

46°50'E
47°E
47°10'E
47°20'E
24°50'S
24°55'S
25°S
N
Sainte-Luce
Legend
Power Station
Port
Mine
Project
Town
Road
Mandena
QMM Station
Fort Dauphin
Petriky
Solar Station
Ehoala
0
25
50 km

Richards Bay Minerals operations – South Africa

N
Zulti North
Legend
Port
Plant
Mine
Project
Town
Railway
Road
RBM Smelter
Richards Bay
Zulti South
28°40'S
28°50'S
10 km
31°50'E
32°E
32°10'E
32°20'E
32°30'E

Annual Report on Form 20-F 2025	294	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Mineral Resources

Bauxite	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025			Indicated Mineral Resources as at 31 December 2025
		Tonnage	Grade		Tonnage	Grade
		Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2
Amrun (Australia)[2]	O/P	143	48.9	11.7	276	49.6	12.0
East Weipa and Andoom (Australia)[2]	O/P	32	48.0	9.0	–	–	–
Gove (Australia) [3]	O/P	8.4	47.6	8.9	0.1	49.0	7.6
North of Weipa (Australia) [3]	O/P	–	–	–	212	51.9	11.3
Total (Australia)[4]		183	48.7	11.1	488	50.6	11.7
Porto Trombetas (MRN) (Brazil)5 6	O/P	55	46.8	5.9	0.7	49.2	2.5
Sangaredi (Guinea)7 8	O/P	–	–	–	1,357	46.6	2.3
Total bauxite		238	48.2	9.9	1,846	47.7	4.8
1.Likely mining method: O/P = open pit/surface.
2.Bauxite Mineral Resources for Amrun and East Weipa and Andoom are stated as dry product tonnes and total alumina and silica grades.
3.Bauxite Mineral Resources for Gove and North of Weipa are stated as dry crude tonnes and total alumina and silica grades.
4.Valuations of the Australian bauxite Mineral Resources are based on specific product pricing based on a long term price of US$48.69/t CFR China for Gove and US$49.28/t CFR China
for Amrun, East Weipa and Andoom and North of Weipa. This price is sourced from leading industry analyst CRU.
5.Porto Trombetas (MRN) Mineral Resources are stated as dry in situ tonnes, available alumina grade and total silica grade.
6.Porto Trombetas (MRN) Mineral Resources valuations are based on an average price of US$36.30/t FOB as supplied by the JV partner.
7.Sangaredi Mineral Resources tonnes are reported on a 3% moisture basis and total alumina and silica grades.
8.Sangaredi Mineral Resources valuations are based on specific product pricing based on a long term price of US$39.11/t FOB as supplied by the JV partner.

Porto Trombetas operations – Brazil

60°W
52°W
44°W
36°W
9°N
3°N
3°S
N
0
50
100 km
TRINIDAD AND TOBAGO
GUYANA
SURINAME
FRENCH GUIANA (FR.)
BRAZIL
Georgetown
Paramaribo
Cayenne
Lethem
Boa Vista
Macapa
Porto Trombetas
Amazon River
Belem
Sao Luis
Manaus
Santarem
Altamira
Parnaiba
Itaituba
Maraba
Teresina
Legend
Mine
Town
Road

Annual Report on Form 20-F 2025	295	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2025			Inferred Mineral Resources as at 31 December 2025			Rio Tinto interest
Tonnage	Grade		Tonnage	Grade
Mt	% Al2O3	% SiO2	Mt	% Al2O3	% SiO2%
419	49.3	11.9	234	51.4	12.4	100.0
32	48.0	9.0	–	–	–	100.0
8.6	47.6	8.8	–	–	–	100.0
212	51.9	11.3	1,179	51.8	11.3	100.0
671	50.1	11.5	1,412	51.7	11.5
56	46.8	5.9	7.9	47.4	5.1	22.0
1,357	46.6	2.3	174	46.5	2.4	23.0
2,084	47.7	5.4	1,594	51.1	10.5
Amrun
Mineral Resources decreased due to conversion to Mineral Reserves as a result of favourable economic impacts and an increase in Mineral
Resource confidence after the 2024 drilling campaigns at Norman Creek and Boyd Bay East. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/
resourcesandreserves.

North of Weipa project – Australia

141°45'E
141°50'E
141°55'E
142°00'E
142°05'E
11°55'S
12°00'S
12°05'S
N
Legend
Project
Town
Airport
Road
North of Weipa Deposit
Mapoon
Mapoon Airstrip
Agnew Airstrip
0
20 km

Annual Report on Form 20-F 2025	296	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Lithium brine (inclusive)2 3	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025				Indicated Mineral Resources as at 31 December 2025
		Total Brine Volume	Grade	Lithium Metal	LCE	Total Brine Volume	Grade	Lithium Metal	LCE
		Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt
Cauchari (Argentina)[4]	B/E	660	530	0.35	1.86	1,080	450	0.49	2.59
Fénix (Argentina)[4]	B/E	800	630	0.50	2.68	1,040	780	0.81	4.32
Olaroz (Argentina)4 5	B/E	2,630	610	1.61	8.54	3,330	460	1.53	8.15
Rincon (Argentina)[4]	B/E	750	390	0.29	1.56	3,420	430	1.47	7.83
Sal de Vida (Argentina)[4]	B/E	880	750	0.66	3.51	760	740	0.56	2.99
Total (Argentina)		5,720	596	3.41	18.16	9,630	505	4.86	25.88
Total lithium brine		5,720	596	3.41	18.16	9,630	505	4.86	25.88

Lithium Brine (exclusive)2 3	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025				Indicated Mineral Resources as at 31 December 2025
		Total Brine Volume	Grade	Lithium Metal	LCE	Total Brine Volume	Grade	Lithium Metal	LCE
		Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt
Cauchari (Argentina)[6]	B/E	520	580	0.30	1.61	650	490	0.32	1.70
Fénix (Argentina)[7]	B/E	800	144	0.12	0.61	1,040	190	0.20	1.05
Olaroz (Argentina)5 6	B/E	2,510	610	1.53	8.14	2,870	420	1.20	6.41
Rincon (Argentina)[6]	B/E	600	330	0.20	1.05	2,230	310	0.69	3.68
Sal de Vida (Argentina)[6]	B/E	780	740	0.58	3.07	250	730	0.18	0.97
Total (Argentina)[4]		5,210	523	2.72	14.48	7,040	369	2.59	13.81
Total lithium brine		5,210	523	2.72	14.48	7,040	369	2.59	13.81

Lithium[8]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025			Indicated Mineral Resources as at 31 December 2025
		Tonnage	Grade		Tonnage	Grade
		Mt	% Li2O	ppm Ta2O5	Mt	% Li2O	ppm Ta2O5
Mt Cattlin (Australia)[9]	O/P / UG	0.1	1.11	176	6.4	1.42	178
Galaxy (Canada)[9]	O/P	–	–	–	18	1.12	–
Whabouchi (Canada)[9]	O/P / UG	–	–	–	9.3	1.51	–
Total (Canada)		–	–	–	27	1.25
Jadar (Serbia)[10]	U/G	–	–	–	85	1.76	–
Total lithium		0.1	1.11	176	119	1.62	9
1.Likely mining method: B/E = brine extraction, O/P = open pit/surface, U/G = underground.
2.Lithium brine Mineral Resources are reported in situ and both inclusive and exclusive of Mineral Reserves. It should be noted that for other commodities Rio Tinto normally reports Mineral Resources exclusive of Mineral Reserves, but such methodology is not considered appropriate for lithium brines. However the SEC SK-1300 reporting requirements require Mineral Resources to be reported exclusive of Mineral
Reserves and as such this methodology is also presented.
3.Lithium brine Mineral Resources lithium metal and lithium carbonate equivalent (LCE) tonnages are insitu values assuming 100% recovery as per standard brine reporting practices. To obtain the equivalent tonnage for LCE, the estimated mass of lithium was multiplied by a factor that is based on the atomic weights of each element in lithium carbonate to obtain the final compound weight. The factor used was
5.323 to obtain LCE mass from lithium mass.
4.Lithium brine Mineral Resources valuations are based on a lithium carbonate price of US$17,790/t. This price was sourced from the average of the available forecasts from ten brokers/banks (BoAML,
Cannacord, Citigroup, Goldman Sachs, HSBC, JP Morgan, Liberum, Macquarie, Morgan Stanley and UBS) and three analysts (Benchmark, CRU and Woodmac).
5.Olaroz Rio Tinto interest represents its fractional ownership in SDJ (66.5%), and 100% ownership in Olaroz Lithium, La Frontera, and Minera Andes on a mass-weighted basis.
6.For all Lithium brine exclusive Mineral Resources except Fénix, the exclusive Mineral Resource volumes are calculated by subtracting the extracted Measured volumes from the insitu
Measured volumes and the extracted Indicated volumes from the insitu Indicated volumes. Inferred volumes are not modified. The exclusive Mineral Resources grades are back-
calculated based on the lithium mass after mining and the total brine volume prior to mining.
7.For Fénix exclusive Mineral Resources lithium mass removed exclusively from Measured Resources in years 0-15, is subtracted from Measured Resources. Lithium mass removed in years 16-40, that originated from Measured and Indicated Resources, is subtracted from Indicated Resources. The exclusive Mineral Resources grades are back-calculated based on the lithium mass remaining assuming no change in reservoir volume. While this approach likely leads to overestimating remaining brine volume, mass is conserved, resulting in grades artificially lower than anticipated at end of mine life.
8.Lithium Mineral Resources are stated as dry in situ tonnes.
9.Mineral Resources valuations for Mt Cattlin, Galaxy and Whabouchi are based on a 6% Li2O product price of US$1,361/t (adjusted for the 5.2% product at Mt Cattlin, the 5.6% product at
Galaxy and the 5.5% product at Whabouchi). This price was sourced from the average of the available forecasts from six brokers/banks (BoAML, Cannacord,  Goldman Sachs, JP
Morgan, Macquarie and UBS) and three analysts (Benchmark, CRU and Woodmac).
10.Jadar Mineral Resources valuations are based on commodity prices of US$17,790/t for lithium carbonate and US$1,634/t for boric acid. These prices was sourced from the average of the available forecasts from ten brokers/banks (BoAML, Cannacord, Citigroup, Goldman Sachs, HSBC, JP Morgan, Liberum, Macquarie, Morgan Stanley and UBS) and three analysts
(Benchmark, CRU and Woodmac).

Annual Report on Form 20-F 2025	297	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2025				Inferred Mineral Resources as at 31 December 2025				Rio Tinto interest
Total Brine Volume	Grade	Lithium Metal	LCE	Total Brine Volume	Grade	Lithium Metal	LCE
Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt	%
1,740	480	0.84	4.45	600	470	0.28	1.50	100.0
1,840	715	1.32	7.00	1,210	740	0.90	4.77	100.0
5,960	526	3.14	16.70	1,640	360	0.59	3.14	73.5
4,170	423	1.76	9.38	1,150	370	0.43	2.26	100.0
1,640	745	1.22	6.51	220	560	0.12	0.66	100.0
15,350	539	8.27	44.04	4,820	481	2.32	12.33
15,350	539	8.27	44.04	4,820	481	2.32	12.33

Total Measured and Indicated Mineral Resources as at 31 December 2025				Inferred Mineral Resources as at 31 December 2025				Rio Tinto interest
Total Brine Volume	Grade	Lithium Metal	LCE	Total Brine Volume	Grade	Lithium Metal	LCE
Mm3	mg/L Li	Mt	Mt	Mm3	mg/L Li	Mt	Mt	%
1,170	530	0.62	3.30	600	470	0.28	1.50	100.0
1,840	170	0.31	1.67	1,210	740	0.90	4.77	100.0
5,370	509	2.73	14.55	1,640	360	0.59	3.14	73.5
2,830	314	0.89	4.73	1,150	370	0.43	2.26	100.0
1,030	738	0.76	4.04	220	560	0.12	0.66	100.0
12,240	434	5.31	28.29	4,820	481	2.32	12.33
12,240	434	5.31	28.29	4,820	481	2.32	12.33

Total Measured and Indicated Mineral Resources as at 31 December 2025			Inferred Mineral Resources as at 31 December 2025			Rio Tinto interest
Tonnage	Grade		Tonnage	Grade
Mt	% Li2O	ppm Ta2O5	Mt	% Li2O	ppm Ta2O5%
6.5	1.41	178	4.8	1.27	177	100.0
18	1.12	–	56	1.29	–	100.0
9.3	1.51	–	4.1	1.31	–	50.0
27	1.25		60	1.29
85	1.76	–	58	1.87	–	100.0
119	1.62	10	123	1.56	7
Cauchari, Fénix, Olaroz,Sal de Vida, Mt Cattlin, Galaxy and Whabouchi.
Following the acquisition of Arcadium Lithium on 6 March 2025 Mineral Resources were reported for the first time by Rio Tinto on
4 December 2025. A JORC Table 1 in support of this was released to the market on this date and can be viewed at riotinto.com/
resourcesandreserves.

Annual Report on Form 20-F 2025	298	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Copper[2]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025					Indicated Mineral Resources as at 31 December 2025
		Tonnage	Grade				Tonnage	Grade
		Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo
Winu (Australia)[3]	O/P	–	–	–	–	–	325	0.39	0.32	2.24	–
Kennecott (US)3 4
– Bingham Open Pit	O/P	–	–	–	–	–	–	–	–	–	–
– Underground Skarns	U/G	0.9	1.49	0.62	9.70	0.027	32	1.94	0.88	12.14	0.011
Resolution (US)[3]	U/G	–	–	–	–	–	398	1.89	–	3.70	0.042
Total (US)		0.9	1.49	0.62	9.70	0.027	431	1.89	0.07	4.34	0.040
Escondida (Chile)[5]
– Escondida - mixed	O/P	–	–	–	–	–	8.4	0.48	–	–	–
– Escondida - oxide	O/P	7.8	0.38	–	–	–	3.0	0.53	–	–	–
– Escondida - sulphide	O/P	155	0.43	–	–	–	743	0.54	–	–	–
Total (Chile)		162	0.43	–	–	–	754	0.54	–	–	–
La Granja (Peru)[3]	O/P	–	–	–	–	–	59	0.85	–	–	–
Oyu Tolgoi (Mongolia)[6]
– Heruga ETG	U/G	–	–	–	–	–	–	–	–	–	–
– Heruga OT	U/G	–	–	–	–	–	–	–	–	–	–
– Hugo Dummett North[7]	U/G	35	1.91	0.50	4.28	–	247	1.39	0.35	3.24	–
– Hugo Dummett North Extension	U/G	–	–	–	–	–	46	1.62	0.55	4.21	–
– Hugo Dummett South	U/G	–	–	–	–	–	–	–	–	–	–
– Oyut Open Pit	O/P	15	0.41	0.28	1.01	–	99	0.32	0.26	1.07	–
– Oyut Underground	U/G	7.7	0.46	0.85	1.24	–	58	0.38	0.55	1.22	–
Total (Mongolia)		58	1.32	0.49	3.02	–	451	1.05	0.38	2.60	–
Total copper		221	0.66	0.13	0.83	0.000	2,019	0.93	0.15	1.87	0.008
1.Likely mining method: O/P = open pit/surface; U/G = underground.
2.Copper Mineral Resources are stated on an in situ dry weight basis.
3.Copper Mineral Resources valuations for Winu, Kennecott, Resolution and La Granja are based on commodity prices of USc421.08/lb for copper, US$2,367.21/oz for gold, US$26.65/oz for silver and US$12.78/lb for molybdenum. These prices are sourced from the average of the available forecasts from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse,
Deutsche Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
4.Bingham Canyon Open Pit molybdenum grades interpolated from exploration drilling assays have been factored based on a long reconciliation history to blast hole and mill samples.
5.Escondida Mineral Resources valuations are based on a copper price of USc431/lb supplied by the JV partner.
6.Oyu Tolgoi Mineral Resources valuations are based on commodity prices of USc400.19/lb for copper, US$1,693.00/oz for gold, US$22.73/oz for silver and US$14.54/lb for molybdenum.
These prices are sourced from the average of the available June 2024 forecasts escalated to 2025 terms from ten brokers/banks (Barclays, BoAML, Citigroup, Credit Suisse, Deutsche
Bank, Goldman Sachs, JP Morgan, Macquarie, Morgan Stanley and UBS) and two analysts (CRU and Woodmac).
7.The Hugo Dummett North Mineral Resources include approximately 0.8 million tonnes of stockpiled material at a grade of 0.35% copper, 0.11 g/t gold and 0.85 g/t silver.

Annual Report on Form 20-F 2025	299	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2025					Inferred Mineral Resources as at 31 December 2025					Rio Tinto interest
Tonnage	Grade				Tonnage	Grade
Mt	% Cu	g/t Au	g/t Ag	% Mo	Mt	% Cu	g/t Au	g/t Ag	% Mo	%
325	0.39	0.32	2.24	–	194	0.41	0.36	2.12	–	70.0

–	–	–	–	–	20	0.13	0.30	2.91	0.008	100.0
33	1.93	0.88	12.08	0.011	24	2.00	0.85	12.51	0.011	100.0
398	1.89	–	3.70	0.042	624	1.28	–	2.74	0.031	55.0
432	1.89	0.07	4.35	0.040	668	1.27	0.04	3.10	0.030

8.4	0.48	–	–	–	6.3	0.45	–	–	–	30.0
11	0.42	–	–	–	0.6	0.51	–	–	–	30.0
897	0.52	–	–	–	2,875	0.53	–	–	–	30.0
916	0.52	–	–	–	2,882	0.53	–	–	–
59	0.85	–	–	–	1,886	0.50	–	–	–	45.0

–	–	–	–	–	841	0.41	0.40	1.44	0.012	56.0
–	–	–	–	–	71	0.42	0.30	1.58	0.011	66.0
282	1.45	0.37	3.37	–	472	0.83	0.29	2.47	–	66.0
46	1.62	0.55	4.21	–	90	1.04	0.37	2.84	–	56.0
–	–	–	–	–	483	0.83	0.07	1.87	–	66.0
114	0.33	0.27	1.06	–	130	0.28	0.19	1.16	–	66.0
66	0.39	0.58	1.22	–	77	0.42	0.40	1.15	–	66.0
509	1.08	0.39	2.65	–	2,163	0.61	0.28	1.80	0.005
2,240	0.90	0.15	1.77	0.008	7,792	0.61	0.09	0.82	0.004
Winu
On 31 October 2025, the previously announced joint venture agreement for Winu was completed, resulting in the acquisition of a 30% share in the project by Sumitomo Metal Mining.
Kennecott
Bingham Open Pit Mineral Resources reduced due to conversion to Mineral Reserves. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resourcesandreserves.
Underground Skarns Mineral Resources represent the combined Mineral Resources from the various underground deposits at Bingham
Canyon. The increase in Mineral Resources reflects increased confidence in the Mineral Resource due to the completion of orebody knowledge drilling and of lower cut-off grades that consider current mining costs at the North Rim Skarn (NRS) deposit. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at
riotinto.com/resourcesandreserves.
La Granja
There is no change to the reported Mineral Resources for La Granja. Rio Tinto understands that First Quantum Minerals (FQM), the JV partner, are progressing with orebody knowledge and studies to update the project Mineral Resources.
Oyu Tolgoi
Oyut Open Pit Mineral Resources. decreased due to conversion to Mineral Reserves. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual Report and can be viewed at riotinto.com/resourcesandreserves.

Annual Report on Form 20-F 2025	300	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Iron ore2 3	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025						Indicated Mineral Resources as at 31 December 2025
		Tonnage	Grade					Tonnage	Grade
		Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI
Pilbara Operations (Australia)
– Boolgeeda	O/P	–	–	–	–	–	–	–	–	–	–	–	–
– Brockman	O/P	383	62.5	4.2	2.3	0.13	4.8	852	62.6	3.3	1.8	0.13	4.9
– Brockman Process Ore	O/P	158	57.0	7.8	5.1	0.16	6.9	347	56.6	7.0	4.6	0.16	7.4
– Channel Iron Deposit	O/P	606	56.0	7.9	3.3	0.05	10.3	1,378	57.2	5.4	2.8	0.07	9.4
– Detrital	O/P	0.4	61.2	4.7	2.7	0.06	4.7	30	61.3	4.4	3.3	0.06	4.1
– Marra Mamba	O/P	142	62.2	3.3	1.8	0.06	6.0	499	62.6	2.6	1.6	0.06	5.9
Total (Australia)[4]		1,290	58.7	6.3	3.0	0.09	7.8	3,106	59.5	4.6	2.5	0.09	7.3
Iron Ore Company of Canada (Canada)[5]	O/P	95	40.3	33.6	0.2	0.03	–	327	38.9	35.9	0.2	0.03	–
Simandou (Guinea)	O/P	71	67.0	1.8	1.1	0.04	1.2	217	66.2	1.9	1.5	0.05	2.0
Total iron ore		1,455	57.9	7.9	2.8	0.08	7.0	3,649	58.1	7.2	2.3	0.09	6.4
1.Likely mining method: O/P = open pit/surface.
2.Iron ore Mineral Resources are stated on a dry in situ weight basis.
3.Iron ore Mineral Resources valuations are based on prices for each individual product relative to a long run consensus pricing of the 62% Fe Fines Index. This consensus price represents the average of forecasts from eleven brokers/banks and two analysts in the long run and is US c 133.3/dmtu CFR China. The brokers/banks are Bank of America Merrill
Lynch, BMO, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan, Macquarie, Morgan Stanley and UBS. The analysts are CRU and Wood Mackenzie. A value in use assessment by Rio Tinto is then used to determine the adjustment to the consensus price for each individual product.
4.Australian iron ore deposits (Total Australia) are the equivalent of the Pilbara Property for SK-1300 reporting.
5.Iron Ore Company of Canada (IOC) Mineral Resources have the potential to produce marketable product (52% pellets and 48% concentrate for sale at a natural moisture content of 3%)
comprising 41 million tonnes at 65% iron 3.2% silica (Measured), 136 million tonnes at 65% iron 3.2% silica (Indicated) and 135 million tonnes at 65% iron 3.2% silica (Inferred) using process recovery factors derived from current IOC concentrating and pellet operations. LOI is not determined for resource drilling samples, so no estimate of % LOI is available for
Mineral Resources.

Winu project – Australia

118°E
119°E
120°E
121°E
122°E
N
Eighty Mile Beach
Caravan Park
Sandfire
Pardoo
Station
Port Hedland
Marble Bar
Nullagine
Winu
Legend
Project
Town
Other locations of interest
Railway
Road
20°S
21°S
22°S
0
50 km

Annual Report on Form 20-F 2025	301	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2025						Inferred Mineral Resources as at 31 December 2025						Rio Tinto interest %
Tonnage	Grade					Tonnage	Grade
Mt	% Fe	% SiO2	% Al2O3	% P	% LOI	Mt	% Fe	% SiO2	% Al2O3	% P	% LOI

–	–	–	–	–	–	568	57.5	5.1	4.1	0.16	7.5	100.0
1,235	62.6	3.6	2.0	0.13	4.9	4,226	62.2	3.2	1.9	0.13	5.4	74.9
505	56.7	7.2	4.7	0.16	7.2	1,657	56.8	5.9	4.1	0.16	7.8	65.9
1,983	56.8	6.2	3.0	0.06	9.7	3,451	56.2	6.0	3.1	0.08	9.7	67.9
31	61.3	4.4	3.3	0.06	4.2	1,254	60.6	4.4	3.7	0.06	4.2	73.2
641	62.5	2.8	1.6	0.06	5.9	2,799	61.2	3.2	1.9	0.07	6.8	62.9
4,396	59.3	5.1	2.7	0.09	7.5	13,953	59.5	4.4	2.7	0.11	7.0
421	39.2	35.4	0.2	0.03	–	331	38.8	36.0	0.2	0.03	–	58.7
287	66.4	1.9	1.4	0.05	1.8	265	65.7	1.4	1.3	0.07	3.2	45.1
5,104	58.0	7.4	2.4	0.09	6.5	14,549	59.2	5.1	2.6	0.10	6.8

La Granja project – Peru

80°10'W
80'W
79°50'W
79°40'W
79°30'W
79°20'W
79°10'W
79°W
60°20'S
60°30'S
60°40'S
60°50'S
N
Legend
Project
Town
Road
Incahuasi
CUTERVO PROVINCE
La Granja Project
FERREÑAFE PROVINCE
CHOTA PROVINCE
Llama
LAMBAYEQUE PROVINCE
Mórrope
Chongoyape
Lambayeque
SANTA CRUZ PROVINCE
CHICLAYO PROVINCE
Chiclayo
SAN MIGUEL PROVINCE
0
10 km

Annual Report on Form 20-F 2025	302	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Borates	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025	Indicated Mineral Resources as at 31 December 2025
		Tonnage	Tonnage
		Mt	Mt
Boron (US)2 3	O/P S/P	2.4	1.1
Jadar (Serbia)4 5	U/G	–	14
Total borates		2.4	15

Diamonds[6]	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025		Indicated Mineral Resources as at 31 December 2025
		Tonnage	Grade	Tonnage	Grade
		Mt	Carats per tonne	Mt	Carats per tonne
Diavik (Canada)	U/G	–	–	–	–

Titanium dioxide feedstock7 8	Likely mining method[1]	Measured Mineral Resources as at 31 December 2025				Indicated Mineral Resources as at 31 December 2025
		Tonnage	Grade			Tonnage	Grade
		Mt	% Ti minerals	% Zircon	% Monazite	Mt	% Ti minerals	% Zircon	% Monazite
QIT Madagascar Minerals (QMM) (Madagascar)	O/P	378	4.3	0.2	0.1	338	4.0	0.2	0.1
Richards Bay Minerals (RBM) (South Africa)	O/P	–	–	–	–	5.4	12.1	6.9	–
Rio Tinto Iron and Titanium (RTIT) Quebec Operations (Canada)	O/P	19	82.0	–	–	8.9	81.8	–	–
Total titanium dioxide feedstock		397	8.1	0.2	0.1	353	6.1	0.3	0.1
1.Likely mining method: O/P = open pit/surface, S/P = stockpile, U/G = underground.
2.Boron Mineral Resources are reported as dry mineable B2O3 tonnes incorporating a mining recovery, rather than marketable product as in Mineral Reserves.
3.Boron Mineral Resources valuations are based on a three-year trailing weighted average prices of US$1,282/t for Sodium Borates Products and US$1,996/t for non Sodium
Borates Products.
4.Jadar Mineral Resources are stated as dry in situ B2O3, rather than marketable product as in Mineral Reserves and the equivalent dry in situ Mineral Resource is 85 million tonnes at
16.1% B2O3 (Indicated) and 58 million tonnes at 12.0% B2O3 (Inferred).
5.Jadar Mineral Resources valuations are based on commodity prices of US$17,790/t for lithium carbonate and US$1,634/t for boric acid. These prices were sourced from the average of the available forecasts from ten brokers/banks (BoAML, Cannacord, Citigroup, Goldman Sachs, HSBC, JP Morgan, Liberum, Macquarie, Morgan Stanley and UBS) and three analysts
(Benchmark, CRU and Woodmac).
6.Diamond Mineral Resources are stated as dry in situ tonnes.
7.Titanium Dioxide Feedstock Mineral Resources are reported as dry in situ tonnes.
8.QMM and RBM Mineral Resources valuations are based on commodity prices of US$258.37/t for 53% titanium dioxide product and US$1,644.89/t for 66.5% zircon oxide, adjusted for specific products produced. RTIT Quebec Operations Mineral Resources valuations are based on a commodity price of US$258.37/t for 53% titanium dioxide product adjusted for specific products produced. These prices are sourced from TZMI.

Rio Tinto Iron and Titanium Quebec Operations – Canada

N
Legend
Port
Mine
Project
Town
Railway
Road
Beaver
Tio
Grader
Havre-Saint-Pierre
50°40'N
50°30'N
50°20'N
64°W
63°40'W
63°20'W
63°W
0
10
20 km

Annual Report on Form 20-F 2025	303	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Total Measured and Indicated Mineral Resources as at 31 December 2025	Inferred Mineral Resources as at 31 December 2025	Rio Tinto interest
Tonnage	Tonnage
Mt	Mt	%
3.5	5.8	100.0
14	7.0	100.0
17	13

Total Measured and Indicated Mineral Resources as at 31 December 2025		Inferred Mineral Resources as at 31 December 2025		Rio Tinto interest
Tonnage	Grade	Tonnage	Grade
Mt	Carats per tonne	Mt	Carats per tonne	%
–	–	–	–	100.0

Total Measured and Indicated Mineral Resources as at 31 December 2025				Inferred Mineral Resources as at 31 December 2025				Rio Tinto interest
Tonnage	Grade			Tonnage	Grade
Mt	% Ti minerals	% Zircon	% Monazite	Mt	% Ti minerals	% Zircon	% Monazite	%
717	4.2	0.2	0.1	507	3.9	0.2	0.1	85.0
5.4	12.1	6.9	–	–	–	–	–	74.0
28	82.0	–	–	25	79.7	–	–	100.0
750	7.1	0.2	0.1	532	7.5	0.2	0.1
Boron
Mineral Resources represent the inclusion of stockpiled and in situ ulexite material, following a reassessment of the processing assumptions and economics for this material. A JORC Table 1 in support of this change will be released to the market contemporaneously with the release of the Annual
Report and can be viewed at riotinto.com/resourcesandreserves.
Diavik
With the pending closure of Diavik, all remaining Mineral Resources have been downgraded to non-Resources.
QIT Madagascar Minerals
In addition to the above Mineral Resources, there is 170 kt @ 0.08% monazite of Measured Mineral Resources within the Mineral Reserves footprint, and hence not part of the reported Mineral Resources as these are reported exclusive of Mineral Reserves. The monazite is not currently reported as
Mineral Reserves as the study work is incomplete. Rio Tinto interest updated to 85% to reflect the implementation (in 2024) of the 2023 fiscal agreement between QMM and the State of Madagascar.

Resolution project – US

112°W
111°30'W
111°W
110°30'W
110°W
33°15'N
33°N
32°45'N
32°30'N
N
Glensdale
Scottsdale
Tempe
Phoenix
Mesa
Apache Junction
Gilbert
Chandler
Superior
Resolution Copper
Casa Grande
Eloy
Winkelman
Marana
Legend
Project
Town
Railway
Road
0
20
40 km

Annual Report on Form 20-F 2025	304	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mineral Resources

Mt Cattlin operations – Australia

N
Perth
Mandurah
Bunbury
Hyden
Lake Grace
Norseman
Mt Cattlin
Ravensthorpe
Ravensthorpe Airport
Esperance
Hopetoun
Denmark
Albany
Legend
Town
Airport
Mine
Road
0
100 km
33°S
34°S
35°S
36°S
116°W
117°W
118°W
119°W
120°W
121°W
122°W

Jadar project – Serbia

19°E
19°30'E
20°E
20°30'E
N
45°N
44°30'N
BOSNIA AND HERZEGOVINA
SERBIA
Šabac
Belgrade
Loznica
Jadar
Legend
Project
Town
Railway
Road
20 km

Annual Report on Form 20-F 2025	305	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations
Mines and production facilities
Group mines as at 31 December 2025
Aluminium
Production properties

Property CBG Sangaredi Ownership Rio Tinto Group 22.95%, Guinean Government 49%, Alcoa 22.95%, Dadco Investments Limited 5.1% Operator La Compagnie des Bauxites de Guinée (CBG) Location Sangaredi, Guinea
Access and infrastructure
Road, air and port.
Sangaredi-Kamsar railway. Since 1996, CBG is governing
the operation and management of the ANAIM rail
infrastructure concession, wholly-owned by Government of
Guinea.
Title/lease/acreage
Mining concession expires in 2040.
Leases comprise 2,989 km2.
Key permit conditions
The obligations of CBG relative to health and safety of
workers, and to the environment and to the rehabilitation of mined out areas, are subject to the Mining Code (2011) and
Environmental Code of the Republic of Guinea.
History
CBG is a joint venture created in 1963, and is registered in
US (Delaware). Bauxite mining began in 1973. Shareholders
are 51% Halco and 49% Government of Guinea. Rio Tinto
holds a 45% interest in Halco. Expansion of the CBG bauxite
mine, processing plant, port facility and associated
infrastructure is currently near completion with ramp up to
18.5 Mtpa underway. In 2015, CBG entered into an
agreement to share the rail infrastructure in Multi-User
Operation Agreement with other bauxite companies.

Property description/type of mine
The Sangaredi site is an open cut mine including the
following operations: stripping, drilling, blasting,
continuous surface mining, loading, hauling.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available
facilities
The mined bauxite is transported by railway cars
approximately 135 km away from Sangaredi to Kamsar. In
Kamsar, the installations include the following assets:
locomotive repair shop, railway cars unloader, primary
crusher, secondary crusher, scrubbers, conveyors,
stacker, reclaimer, bauxite dryers, dry bauxite storage,
bauxite sampling tower, power house, wharf and
ship loader. Kamsar operations include transshipment
from Panamax to Capesize vessels.
The crushing plant is used only to reduce oversize
material, with no screening, washing or beneficiation
required.
Four bauxite dryers are installed in order to reduce the
moisture content of the bauxite before shipping.
Power source
Onsite generation (fuel oil).

Property Gove Ownership 100% Rio Tinto Operator Rio Tinto through RTA Gove P/L Location Gove, Northern Territory, Australia
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
History
Bauxite mining commenced in 1970, feeding both the Gove
refinery and export market, capped at 2 Mt per annum.
Bauxite export ceased in 2006 with feed intended for the
expanded Gove refinery. Bauxite exports recommenced in
2008 and will increase in the coming years following the
curtailment of the refinery production in 2014 and a
permanent shut decision made by the Board of Rio Tinto in
October 2017. Current annual production capacity is 12.5 Mt
on a dry basis.

Property description/type of mine
Open cut.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available
facilities
Crushing plant only to reduce oversize material – no
screening required.
Power source
Onsite diesel fired power station and solar farms owned
by third parties, with a power purchase agreement with
Gove in place.

Annual Report on Form 20-F 2025	306	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Aluminium continued
Production properties

Property
MRN Porto
Trombetas
Ownership
MRN’s shareholders
are: Rio Tinto (22%),
Glencore (45%) and
South32 (33%)
Operator
Mineração Rio do
Norte (MRN) is a
non-managed JV.
All decisions are
approved by the
shareholders’ Board
of Directors
Location
Porto Trombetas,
Para, Brazil

Access and infrastructure
Air and port.
Title/lease/acreage
Mining concession granted by the Brazilian Mining Agency
(ANM) following the Brazilian mining code, with no expiration date.
The current 44 MRN mining leases cover 22 major plateaus,
which spread across 143,000 hectares (ha). All of them have
the status of a mining concession.
Key permit conditions
All MRN mining leases in Pará State are within the Saracá-
Taquera National Forest, a preservation environmental area.
However, the right of mining is preserved initially by the
Federal law which created the National Forest (that is
subsequent to mining concessions), as well as by the
management plan, which acknowledges a formal mining
zone within the confines of the National Forest.
Environmental licensing is granted by the Brazilian
Environmental Agency (IBAMA) for East Zone. MRN is
working with IBAMA on permitting to extend the life of the
mine from East Zone to West Zone.
In September 2024, MRN received the Preliminary Licence
from IBAMA for the West Zone Project, after holding public
hearings, forums and dialogues with stakeholders, including
the Quilombola communities. Work is progressing towards
the approval of the Environmental Management Plan (EMP)
and the Quilombola Basic Plan, which are required to obtain
the Project Installation Licence from IBAMA.
MRN also obtained the Installation Licence for its
Transmission Line Project which will connect the company to
the national grid. The project, which is scheduled to be
completed in 2027, is expected to reduce MRN’s carbon
emissions by approximately 20%.

History
Mineral extraction commenced in 1979. Initial production
capacity was 3.5 Mtpa. From 2003, production capacity
went up to 16 Mtpa on a dry basis. and in 2008, up to
18 Mtpa.
Due to market and tailings facilities restrictions, the
planned production is 11 Mtpa on a dry basis (up to
2043). The deposit has 2 mine planning sequences: East
Zone (1979-2027) and West Zone Phase 1 (2028-2040).
On 30 November 2023, Rio Tinto completed an
acquisition of Companhia Brasileira de Alumínio’s 10%
equity in the MRN bauxite mine in Brazil, raising the
Rio Tinto stake from 12% to 22%.
Property description/type of mine
Open cut.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Consists of a series of bauxite tabular deposits.
Processing plants and other available
facilities
The beneficiation process is formed by a primary crusher,
conveyors, scrubbers, secondary crushers, screenings,
hydrocyclones and vacuum filters. The superfines tailings
are pumped to tailings storage facilities.
Power source
On-site generation fuel (oil and diesel).

Property Weipa/Ely Ownership 100% Rio Tinto Operator Rio Tinto through RTA Weipa P/L Location Weipa, Queensland, Australia
Access and infrastructure
Road, air and port.
Title/lease/acreage
The Queensland Government Comalco (ML7024) lease
expires in 2042 with an option of a 21-year extension, then 2 years’ notice of termination; the Queensland Government
Alcan lease (ML7031) expires in 2048 with a 21-year right of renewal with a 2-year notice period.
Leases comprise 2,716.9 km2 (ML7024 = 1340.8 km2;
ML7031 = 1376.1 km2).
This property with the associated 2 leases includes the
deposits known as Andoom, East Weipa, Amrun, Norman
Creek, Moingum (Hey Point) and North of Weipa.
Key permit conditions
The respective leases are subject to the Comalco Agreement
Act (Comalco Agreement) and the Alcan Agreement Act
(Alcan Agreement), the relevant State Agreements for the
Weipa operations. Key permit conditions are prescribed by
the Queensland Government in the relevant Environmental
Authority applicable to each lease (ML7024 and ML7031,
respectively). Lease payments are subject to the terms of the leases and the respective State Agreements.

History
Bauxite mining began in 1961 at Weipa. Major upgrade
completed in 1998. Rio Tinto interest increased from
72.4% to 100% in 2000. In 1997, Ely Bauxite Mining
Project Agreement signed with local Aboriginal land
owners. Bauxite Mining and Exchange Agreement signed
in 1998 with Comalco to allow for extraction of ore at Ely.
The Western Cape Communities Co-Existence
Agreement, an Indigenous Land Use Agreement, was
signed in 2001. Following the ramp-up to full production of
Amrun, the current annual production of the Weipa mine
is 38 Mt.
Property description/type of mine
Open cut.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Bauxite.
Processing plants and other available
facilities
Andoom, East Weipa and Amrun – wet crushing and
screening plants to remove ultra fine proportion.
Power source
Onsite generation (diesel) supplemented by third party
solar generation facilities.

Annual Report on Form 20-F 2025	307	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Lithium
Production properties

Property Fénix Ownership 100% Rio Tinto Operator Rio Tinto Location Western Subbasin, Salar del Hombre Muerto, Catamarca, Argentina
Access and Infrastructure
Road and air.
Title/lease/acreage
Operations are conducted under a unified mining group
consisting of 141 individual mining concessions covering
32,117 ha. Fénix controls 3 additional mining concessions
totalling 500 ha outside of the unified mining group.
Key permit conditions
Key permit conditions are environmental compliance and
reporting, including independent authorisations for brine
extraction and water use; spent brine management; waste
management and disposal; processing plant; and ancillary
infrastructure.
History
FMC (predecessor to Arcadium Lithium) initiated a lithium
brine exploration program in the early 1990s. Pilot lithium
production began in 1997 and commercial operations began
the following year. In 2013, 2 additional production wells
were brought online (raising the total to 8) and a
preconcentrate pond was added to the project flowsheet. In
mid-2024, an expansion project (1A) was completed, raising
the nominal production capacity from 20 ktpa lithium
carbonate equivalent (LCE) to 30 ktpa LCE.

Property description/type of mine
Mining occurs by brine extraction from vertical production
wells. Extracted brine is concentrated at the Selective
Adsorption (SA) plant, a direct lithium extraction (DLE)
technology, before undergoing treatment to remove
impurities. Finished brine is directed to an onsite
Carbonate plant for conversion to lithium carbonate.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Lithium mineralisation occurs as a brine within a
sedimentary sequence in a mature salar, composed of
halite, volcaniclastic sand and variable amounts of clay/
sand. The brine is hosted primarily in a fractured halite
aquifer with mixed (clastic and halite) aquifers
surrounding the halite nucleus.
Processing plants and other available facilities
Raw water is provided by wellfields at Trapiche and Los
Patos, and from surface water impounded at Trapiche.
Processing occurs at the SA and Carbonate plants.
Raw water is treated at a water treatment plant. Fénix
includes preconcentrate and Finished Salar Brine ponds.
Spent brine is directed to equilisation ponds before
disposal by land application. Other notable facilities
include power generation, warehouses, maintenance
yards, personnel camps, offices, dining and recreational
facilities, roads, analytical laboratories, and a runway.
Power source
Natural gas delivered by pipeline operated by REMSA
S.A. (a public limited company) with diesel as backup.

Property Mt Cattlin Ownership 100% Rio Tinto Operator Rio Tinto Location Ravensthorpe, Western Australia, Australia
Access and Infrastructure
Road.
Title/lease/acreage
Located on a Galaxy Lithium Australia Pty Ltd-held mining lease
M74/244 which was granted on 24 December 2009, and is due
to expire in December 2030 (renewable). The lease covers an
area of 1,830 ha. In addition to mining lease M74/244, the
greater project area comprises one general purpose lease,
5 miscellaneous licences and 11 exploration licences. Galaxy
Lithium Australia is the freehold title owner of several Torrens title land lots (specifically Oldfield Lots 30 and 31 on Plan
224145 and Oldfield Lot 127 on Plan 145763) that underlie
the mine site or are adjacent to it.
Key permit conditions
Mt Cattlin mine is a mature operation which is currently
under care and maintenance, with well-understood impacts
and established environmental management systems and
capability. Key potential risk areas, including noise, vibration and air emissions/quality, are regulated, and have specific
management plans to ensure compliance.
History
The tenements that incorporate Mt Cattlin have been held by
numerous companies since the 1960s, including Western
Mining Corporation, Pancontinental Mining Limited, Greenstone
Resources NL, Haddington Resources Limited and Sons of
Gwalia Limited. Galaxy Resources NL acquired M74/12 from
the Administrators of Sons of Gwalia Limited in November 2006
and began construction activities in 2009, followed by open pit mining in mid-2010. The site was placed into care and
maintenance in 2013 and restarted in 2016. In 2018, Galaxy
Resources merged with Orocobre to form Allkem, which merged
with Livent in 2024 to form Arcadium Lithium. Mt Cattlin reverted to care and maintenance in 2025.

Property description/type of mine
The Mt Cattlin operation is an open-pit lithium and
tantalum mine, producing spodumene concentrate
for export.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
The deposit is a spodumene-rich, tantalite-bearing
pegmatite. The pegmatites that host the lithium-rich
mineralisation are of the albite-spodumene sub-type. The
pegmatite has a diverse mineralogy hosting a rich array of
minerals, with spodumene being the dominant lithium-
bearing mineral.
Processing plants and other available
facilities
The Mt Cattlin processing plant utilises conventional
gravity and dense media separation (DMS) processing
techniques to generate a spodumene concentrate primary
product. In addition to the DMS and gravity processing
equipment, 2 optical sorting units are used to upgrade ore
contaminated with waste rock. Other facilities include
tailing storage facilities (one ex-pit and two in-pit) and
supporting infrastructure.
Power source
Standalone diesel-fired power station.

Annual Report on Form 20-F 2025	308	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Lithium continued
Production properties

Property
Olaroz
Ownership
Sales de Jujuy
(SDJ), a joint venture
between Rio Tinto
(66.5%), Toyota
Tsusho (25%), and
Jujuy Energia u
Minera Sociedad del
Estado (JEMSE)
(8.5%). Rio Tinto
holds a 100%
interest in several
properties located to
the north and west of
Olaroz
Operator
Sales de Jujuy
Location
Olaroz Subbasin,
Salar de Olaroz-
Cauchari, Jujuy,
Argentina

Access and Infrastructure
Road.
Title/lease/acreage
SDJ controls 33 mining concessions and 2 exploration
properties covering 47,618 ha. Additionally, Rio Tinto owns
100% in neighbouring concessions totalling 29,443 ha.
Key permit conditions
Key permit conditions are environmental compliance and
reporting, including independent authorisations for brine
extraction and water use; waste management and disposal;
processing plant; and ancillary infrastructure
History
Allkem (previously Orocobre) initiated a lithium brine
exploration program in 2008. Additional exploration led to the completion of a feasibility study in 2011. Brine extraction to fill evaporation ponds began in 2013. Lithium carbonate
production began in 2015. In 2023, Stage 2 expansion
began producing lithium carbonate. The design production
capacity for Stage 1 and Stage 2 is 17.5 ktpa LCE and
25 ktpa LCE, respectively. Stage 1 achieved its design
capacity in 2023. Stage 2 is currently
in ramp-up.

Property description/type of mine
Olaroz achieves a 40-year life-of-mine using conventional
pond technology. Mining occurs by brine extraction from
vertical production wells. Extracted brine is concentrated
in lined evaporation ponds before undergoing treatment to
remove impurities. Finished brine is directed to an onsite
Carbonate plant for conversion to lithium carbonate.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Lithium mineralisation occurs as a brine within a
sedimentary sequence in an immature salar, composed of
evaporites, volcaniclastic sand and variable amounts of
clay/sand. The brine is hosted primarily in a shallow (200
to 400 metres below ground surface (m bgs)) mixed
(clastic and evaporite) aquifer, and a deeper ( >450 m
bgs) predominately sand aquifer.
Processing plants and other available
facilities
Raw water is provided by wellfields at Archibarca and
Rosario and is treated using reverse osmosis at a water
treatment plant. Liming and soda ash plants are used to
remove impurities and condition brine before processing.
Processing occurs at the Carbonate plants. Olaroz uses
an extensive network of lined ponds, covering
approximately 18 km2, to concentrate brine before
delivery to the Carbonate plants. Residual salt
precipitates are harvested from evaporation ponds before
disposal by land application. Other notable facilities
include power generation, booster stations and piping,
warehouses, maintenance yards, personnel camps,
offices, dining and recreational facilities, roads, analytical laboratories, and security facilities.
Power source
Natural gas delivered by pipeline operated by GAS
ATACAMA.

Annual Report on Form 20-F 2025	309	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Lithium continued
Projects

Property Cauchari Ownership 100% Rio Tinto Operator Rio Tinto Location Cauchari Subbasin, Salar de Olaroz- Cauchari, Jujuy, Argentina
Access and infrastructure
Road.
Title/lease/acreage
The Cauchari project includes 22 mining concessions
covering 28,906 ha. Additionally, Rio Tinto owns 100% in
neighbouring concessions totalling 29,443 ha.
Key permit conditions
Key permit conditions are environmental compliance and
reporting, including independent authorisations for brine
extraction and water use; waste management and disposal;
processing plant; and ancillary infrastructure.
History
The Cauchari project is an undeveloped lithium brine resource approximately 10 km south of Rio Tinto’s Olaroz operation and adjacent to an active lithium brine operation. Allkem (previously
Orocobre) initiated a lithium brine exploration program 2011.
Additional exploration campaigns were performed in 2017 and
2018. Initial studies indicate the potential for a 25 ktpa LCE processing facility with a 30-year mine life using conventional evaporation pond technology.

Property description/type of mine
Mining will occur by brine extraction from vertical production wells. Extracted brine will be concentrated in lined
evaporation ponds before undergoing treatment to remove
impurities. Finished brine is directed to an onsite Carbonate plant for conversion to lithium carbonate.
The Property is considered an exploration stage property
for SK-1300 reporting purposes.
Type of mineralisation
Lithium mineralisation occurs as a brine within
a sedimentary sequence in an immature salar,
composed of evaporites, volcaniclastic sand and variable
amounts of clay/sand. The lower Archibarca Fan unit
(sands and gravels) and lower Sand unit are targeted for
brine production at approximately 360 and 460 m bgs,
respectively.
Processing plants and other available
facilities
There are currently no processing plants or related facilities at Cauchari. Planned facilities include water treatment,
liming, soda ash, and Carbonate plants; salt harvesting
equipment, power generation, booster stations and piping,
warehouses, maintenance yards, personnel camps, offices,
dining and recreational facilities, roads, analytical
laboratories, and security facilities.
Power source
Power will be generated onsite using natural gas fuel.

Property Galaxy Ownership 100% Rio Tinto Operator Rio Tinto Location Quebec, Canada
Access and Infrastructure
Road access via Billy Diamond highway.
Title/lease/acreage
Galaxy comprises 200 claims covering an area of
9,867.88 ha. All renewal payments have been made,
and the claims are in good standing. Mining Lease BM1061
application was approved on 14 February, 2024.
Key permit conditions
75% of Ministerial authorisation obtained. The key one
remaining is for the Waste Rock & Tailings Storage Facility
with the test report submitted to the Environmental and
Social Impact Review Committee (COMEX) for approval.
History
First discovered in 1964. Initial exploration by SBDJ in 1974.
In 2008, Coniagas Resource Limited (subsequently renamed
to Lithium One Inc.) entered into an option agreement to
acquire 100% in the property. In July 2012, Lithium One Inc.
and Galaxy Resources Limited completed a merger,
effectively transferring ownership of the property to Galaxy
Lithium (Canada) Inc. a wholly owned subsidiary of Rio
Tinto.

Property description/type of mine
Open pit mine.
The Property is considered a development stage property
for SK-1300 reporting purposes.
Type of mineralisation
Spodumene is a relatively rare pyroxene that is
composed of lithia (8.03% Li2O), aluminium oxide
(27.40% Al2O3), and silica (64.58% SiO2). It is found in
lithium-rich granitic pegmatites, commonly associated
with quartz, K-feldspar, albite, muscovite with minor
lepidolite, tourmaline, and beryl. Spodumene is the
principal source of lithium found at the property.
The spodumene found on the property tends to have
a pale-green colouration, with grain size varying from sub-
millimetric to one metre lengths. Grain size tends to be
fine within a chilled margin on the dikes, usually 3 cm to 5 cm wide, and then grain size increases towards the
centre of the pegmatite dikes.
Processing plants and other available
facilities
Mine site facilities include Crushing and DMS plants to
concentrate spodumene, plus a fuel bay, truck shop, assay
lab, concentrate storage building, warehouse, explosive
storage building, admin building, process and run-off water
treatment plant, permanent camp to accommodate workers
on fly-in, fly-out (FIFO), site potable water and sewage
treatment and electrical substation.
Power source
Galaxy project is connected to Hydro-Quebec grid and is
also equipped with diesel generator for winter peaks and
power outage for critical components and camp.

Annual Report on Form 20-F 2025	310	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Lithium continued
Projects

Property Rincon Ownership 100% Rio Tinto Operator Rio Tinto Location Rincon Salar, Salta, Argentina
Access and infrastructure
Road and air.
Title/lease/acreage
Two separate mineral leases for a total of 82,905 ha, the
largest one being the Grupo Minero Proyecto Rincon with
80,032 ha. Mining concessions are issued by the Provincial
Mining Court and have lifelong exploitation rights.
Key permit conditions
Key permit conditions are environmental compliance and
reporting, including independent authorisations for industrial water and brine extraction, spent brine disposal facilities, processing plant and ancillary infrastructure.
History
Rincon Salar was initially explored by Admiralty Resources
NL, which acquired mining leases covering approximately
85% of the Salar in 2001. Admiralty demerged the project
into a separate Australian Securities Exchange (ASX) listed
entity called Rincon Lithium Ltd in October 2007, and sold
the company to the private equity group Sentient Equity
Partners in December 2008. The project was under
evaluation by Sentient until the acquisition of the property by
Rio Tinto in March 2022.
The Rincon 3000 plant began operations in May 2025 and
continues its ramp-up phase. Cumulative production as of
end October 2025 is 140 tonnes of lithium carbonate.

Property description/type of mine
Brine extracted from a production wellfield and fed to a
central processing facility for lithium recovery and battery grade lithium carbonate production.
The Property is considered a development stage property
for SK-1300 reporting purposes.
Type of mineralisation
Lithium mineralisation occurs as a brine within a
sedimentary sequence in a mature salar, composed of
halite, volcaniclastic sand and variable amounts of clay/
sand. The brine is hosted in 2 separate aquifers: an upper
unconfined fractured halitic aquifer and a lower semi-
confined aquifer composed mainly of volcaniclastic sand.
Processing plants and other available
facilities
The project includes a wellfield for brine extraction and a
plant for the production of lithium carbonate, a spent brine disposal facility, wellfield for the extraction of process
water and water pre-treatment equipment, camp and
office buildings, warehouses and loading/unloading
facilities.
Power source
Connected to the national electric grid with options for
onsite or offsite renewable power purchase agreements.

Property Sal de Vida Ownership 100% Rio Tinto Operator Rio Tinto Location Eastern Subbasin, Salar del Hombre Muerto, Catamarca, Argentina
Access and Infrastructure
Road and air.
Title/lease/acreage
The Sal de Vida project includes 31 mining concessions
covering 26,253 ha.
Key permit conditions
Key permit conditions are environmental compliance and
reporting, including independent authorisations for brine
extraction and water use; waste management and disposal;
processing plant; and ancillary infrastructure.
History
The Sal de Vida project is a lithium brine resource in
development stage. It is located approximately 20 km
northeast of Rio Tinto’s Fénix operation in the Eastern
Subbasin of Salar del Hombre Muerto. Exploration activities, divided into 6 phases, began in 2009 and ended in 2021.
Construction activities began in 2022 and brine extraction to fill ponds started in 2024. Production startup is expected to begin in 2026. The project consists of 2 stages.
Property description/type of mine
Mining will occur by brine extraction from vertical production wells. Extracted brine will be concentrated in lined
evaporation ponds before undergoing treatment to remove
impurities. Finished brine is directed to an onsite Carbonate plant for conversion to lithium carbonate.
The Property is considered a development stage property for
SK-1300 reporting purposes.

Type of mineralisation
Lithium mineralisation occurs as a brine within a
sedimentary sequence in an immature salar, composed of
evaporites, volcaniclastic sand and variable amounts of
clay/sand. A mixed aquifer consisting of evaporites, sands
and gravels is targeted for brine production at
approximately 80 to 200 m bgs.
Processing plants and other available
facilities
The processing plants and related facilities at Sal de Vida
are under construction. Sal de Vida is similar in design to
Olaroz, except muriate ponds are included in the
flowsheet to increase brine saturation and improve overall
efficiency. Constructed facilities include water treatment,
liming, plants; power generation, booster stations and
piping, warehouses, maintenance yards, personnel
camps, offices, dining and recreational facilities, roads,
analytical laboratories, and security facilities. Construction of the Carbonate plant is nearing completion with
commissioning expected by end Q1 2026. Other facilities
under construction include soda ash plant; salt harvesting
equipment and ancillary infrastructure.
Power source
Future power will be generated onsite using diesel fuel
with natural gas and photovoltaic sources considered at a
later time.

Annual Report on Form 20-F 2025	311	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Lithium continued
Projects

Property Whabouchi Ownership Nemaska Lithium (NLI) is a joint venture between Rio Tinto (50%) and Investissement Québec (50%) Operator Rio Tinto Location Quebec, Canada
Access and Infrastructure
Road, via the Route du Nord and air (Nemiscau airport).
Title/lease/acreage
The Property is composed of one block containing 35 map-
designated claims (MDC) covering a total of 1,632.24 ha and
one Mining Lease by the Ministère des Ressources
naturelles et forêts (MRNF). NLI owns 100% interest in the
Property. At the date of this Report, all claims are in good standing. On 26 October 2017, NLI obtained the Mining
Lease number 1022, under the conditions provided for in the
Loi sur les mines (Mining Act) and those prescribed by
regulation.
Key permit conditions
The environmental permits required to build and operate the
Whabouchi mine were all obtained between 2016 and 2020.
These permits cover mining operations, the installation of a co-disposal facility for waste rock and tailings, water
management, and ore processing. Since 2020, the project
has been reviewed and optimised, requiring a series of
permit amendments. A permit plan has been developed and
validated by COMEX and the Ministry of the Environment.
Several significant permit amendments have already been
obtained to date, such as modifications to the crushing circuit and the ore concentration process. The permit plan, which is conservative, is expected to be completed according to the
project schedule.
History
Lithium exploration at Whabouchi began in 1962 when
Canico discovered a lithium-bearing pegmatite. After regional surveys in the 1970s and limited lithium work in 1978-1980,
progress stalled until Inco re-sampled the pegmatite in 2002.
Major advances followed when Nemaska Exploration Inc.
began systematic work in 2009, trenching, and drilling
confirming extensive spodumene-rich zones. From
2010-2011, Nemaska added geophysical surveys, stripping,
and a 50-tonne bulk sample for metallurgical testing. Drilling from 2013-2018 expanded the resource. In 2023, NLI was
restructured under a shareholder agreement with
Investissement Québec and Québec Lithium Partners
(Livent). Following Livent’s merger with Allkem to form
Arcadium Lithium plc, which in turn was fully acquired by Rio
Tinto in 2025, NLI became jointly owned by Investissement
Québec and Rio Tinto.

Property description/type of mine
Planned as an open pit mine with potential for future
underground extension.
The Property is considered a development stage property
for SK-1300 reporting purposes.
Type of mineralisation
The deposit formed during the final crystallisation phase
of a granite pluton, when residual, rare metal-rich fluids
were forced into fractures in overlying rocks, creating
pegmatites at shallower depths.
The deposit hosts lithium mineralisation mainly under the
form of coarse-grained size spodumene crystals, a lithium
aluminosilicate. Two pegmatite phases are recognised: a
dominant spodumene-rich phase and a lesser barren
quartz-feldspar phase. The lithium mineralisation occurs
mainly in medium to large spodumene crystals up to 30
cm long.
The spodumene-rich pegmatite is a highly fractionated,
zoned swarm, transitioning from an albite wall zone to a
K-feldspar-rich zone and a spodumene-quartz core that
forms most of the rock. Although it lacks a classic quartz
core, its structure follows the greenstone belt’s alignment, extending over 100 m along strike and at depth, with
basalt in the hanging wall and gabbro in the footwall. The
deposit comprises an interconnected swarm of
spodumene-bearing dykes intrusions, mostly steeply
dipping southeast, forming a corridor of about 1.34 km
long and 60 m to 330 m wide.
Processing plants and other available
facilities
The site has a fully operational temporary camp for 250
workers, equipped with accommodations, kitchen, water
treatment systems, and an office to support construction.
The Fire Protection and Electrical Substation systems are
functional, with upgrades planned. Several other items of
infrastructure, including the concentrator, metallurgical
laboratory, crushing circuit, mine garage, wash bay, and
fuel tank farm, are partially completed.
Power source
A 69 kV power line connecting the Poste Nemiscau
electrical station from Hydro-Quebec to the mine site has
been put in service and is supplying power to the
facilities. Backup power in the form of 4 diesel generators
totalling 2 MW of power for the concentrator and a
separate 1.2 MW unit for the main camp are in place.

Annual Report on Form 20-F 2025	312	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Copper
Production properties

Property Escondida Ownership 30% Rio Tinto, 57.5% BHP, 10% JECO Corporation consortium comprising Mitsubishi, JX Nippon Mining and Metals (10%), 2.5% JECO 2 Ltd Operator BHP Location Atacama Desert, Chile
Access and infrastructure
Road and rail, including a pipeline and road to the deep sea port at Coloso:
•2 concentrate transport lines from mine site to port facility at Coloso (9” line from LS1 and LS2 and 6” line from Los
Colorados)
•2 desalinisation plants at Coloso port along with water
treatment plant for concentrate filtrate
•2 water pipelines and 4 pump stations for freshwater
supply to site
•roadway to site, rail line for supplies and cathode
transport, power transport facilities to tie site to power grid
•site offices, housing, and cafeteria facilities to support
employees and contractors on site
•warehouse buildings and laydown facilities to support
operations and projects on site.
Title/lease/acreage
Rights conferred by Government under Chilean Mining
Code. 764 concessions throughout the site with a total of
406,018 ha, including 18 main mineral rights leases with a
total of 58,934 ha.
Key permit conditions
Annual tenement payments (due March each year). The
current business operates under the rights conferred by the
Government under the Chilean Mining Code and includes
key underlying documents such as the Environmental Impact
Assessment Permit as well as the Closure Plan Permit.

History
Production started in 1990 and since then capacity has
been expanded numerous times. In 1998, first cathode
was produced from the oxide leach plant, and during
2006 the sulphide leach plant was inaugurated, a year
after the start of Escondida Norte pit production. In 2016,
the 3rd concentrator plant was commissioned. Ful SaL a
BHP designed leaching technology achieved first
production in 2025.
Property description/type of mine
Two active surface open pit mines in production,
Escondida and Escondida Norte, with ore being
processed via 3 processing options, oxide leach, sulfide
RoM leach, and conventional flotation concentrators.
The Property is considered a production stage property
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
•environmental compliance and reporting
•closure and reclamation requirements.
History
Interest acquired in 1989. In 2012, the pushback of the south wall began, extending the mine life from 2018 to 2032.
Approval for underground mining at Lower Commercial
Skarn was obtained in 2022.

Property description/type of mine
Open pit and underground.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Porphyry and associated skarn deposits containing
copper, gold, silver, molybdenum and tellurium.
Processing plants and other available
facilities
Copperton concentrator, Garfield smelter, refinery, and
precious metals plant, assay laboratory and tailings
storage facilities.
Power source
Supply contract with Rocky Mountain Power.

Annual Report on Form 20-F 2025	313	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Copper continued
Production properties

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
42,593 ha) and MV-015225 (the Javkhlant Licence:
20,327 ha).
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
SOSC, National Power Transmission Grid SOSC, National
Dispatching Center LLC and Oyu Tolgoi LLC.
In terms of key government permits, Oyu Tolgoi LLC secured
a land use permit until 2036 and water use permit until 2039, as well as the mineral rights.

History
Oyu Tolgoi was first discovered in 1996. Construction
began in late 2009 after the signing of an Investment
Agreement with the Government of Mongolia, and the first
concentrate was produced in 2012. First sales of copper
concentrate were made to Chinese customers in 2013.
The first drawbell of the Hugo North underground mine
was fired in 2022. In December 2022, Rio Tinto acquired
100% ownership of TRQ. Sustainable production from
underground began in March 2023.
Property description/type of mine
Mineral Reserves have been reported at the Oyut and Hugo
North Deposits. The Oyut deposit is currently mined as an
open pit using a conventional drill, blast, load, and haul
method. The Hugo North deposit is currently being
developed as an underground mine.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Consists of a series of porphyry deposits containing
copper, gold, silver and molybdenum.
Processing plants and other available
facilities
One copper concentrator with a nominal feed capacity of
100 ktpd currently comprising 2 SAG mills, 5 ball mills,
rougher and cleaner flotation circuits and up to 1 Mtpa
copper concentrate capacity. Other major facilities that
support the isolated operations include maintenance
workshops, heating plant, sealed airstrip and terminal,
and camp facilities with up to 6,000 person capacity to
accommodate current operations and the underground
construction project. Underground infrastructure in place
includes several shafts for ore haulage, personnel
haulage and ventilation plus a conveyor decline to surface
and associated surface infrastructure.
Power source
Oyu Tolgoi obtains its electricity from the Western Grid of
the Inner Mongolia Autonomous Region (IMAR) in the
People's Republic of China. This power is delivered
through a cross-border 220 kV double-circuit transmission
line. The electricity is provided by Inner Mongolia Power
International Cooperation Co., Ltd (IMPIC), a subsidiary
of Inner Mongolia Power (Group) Co., Ltd. This company
is responsible for the ownership and operation of IMAR's
Western Grid. The current power supply agreement is a
collaborative arrangement involving IMPIC and the
National Power Transmission Grid SOSC (NPTG) of
Mongolia, which holds the necessary import licence.
Additionally, Oyu Tolgoi maintains an onsite diesel
generator that functions as a 24/7 standby emergency
power source.

Annual Report on Form 20-F 2025	314	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Copper continued
Projects

Property La Granja Ownership 45% Rio Tinto, 55% First Quantum Minerals Operator First Quantum Minerals (FQM) Location Chota province, Cajamarca region, Peru
Access and infrastructure
Mountain road access only, 6 hours from Chiclayo.
Title/lease/acreage
The present La Granja Mining Concession grants its
titleholders the right to explore and exploit all existing mineral resources within the 3,900 ha it covers.
Key permit conditions
The Transfer Agreement (in respect of the acquisition of the
La Granja mineral concession dated 31 January 2006,
between La Granja Limitada S.A.C. (formerly known as
Rio Tinto Minera Peru Limitada S.A.C.) and Activos Mineros
S.A.C.) requires an annual fee ($5 million per semester split by the Peruvian Government 50:50 between the special
federal government fees and the establishment of a social
fund). Title is subject to completion and delivery of a
feasibility study (FS), and implementation of a mine subject to approval of the FS by the Peruvian Government within the
timelines established in the Transfer Agreement.
The Transfer Agreement was extended in April 2023 and is
scheduled to expire in January 2028.

History
Rio Tinto received the Mining Concession in 2006, after
BHP and Cambior had returned the leases to the
Peruvian Government. Numerous studies have been
completed by Rio Tinto, up to pre-feasibility study. In
August 2023, Rio Tinto and FQM announced the
completion of a transaction that will work to unlock the
development of the La Granja project. Under the terms of
the transaction, FQM acquired a 55% interest in the
project and became the project operator, assuming all key
permit obligations.
Property description/type of mine
La Granja is currently undergoing technical studies and
engagement with host communities, local and national
governments focused on development of a potential open
pit mining operation.
The Property is considered an exploration stage property
for SK-1300 reporting purposes.
Type of mineralisation
Porphyry copper and associated skarn deposits, with high
grade breccias with minor silver.
Processing plants and other available
facilities
La Granja comprises an exploration camp and water
treatment infrastructure.
Power source
Currently powered by diesel generators. An upgraded
power supply is required for development of the asset.

Property Resolution Copper Ownership 55% Rio Tinto, 45% BHP Operator Rio Tinto Location Superior, Pinal County, Arizona, US
Access and infrastructure
Road, rail and water pipeline.
Title/lease/acreage
Land ownership: 196 parcels, including 189 fee simple
parcels totalling 16,558 acres.
Federal Mining Claims: 2,322 (2,321 lode claims and 1
placer) covering 42,797 acres.
State of Arizona Mineral Exploration Permits: 62 permits, 8
permits with a total of 4,163 acres in exploration areas and
54 permits with a total of 26,801 acres in tailings storage
facilities, tailings corridors and tailings buffer areas.
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
It has completed a multi-year process to secure its
Environmental Impact Statement under the National
Environmental Protection Act. Future permits will be required for operations such as air quality permits and aquifer
protection permits.
History
The Magma Vein (formerly Silver Queen) was discovered
in the 1870s and underground mining continued at the
Magma Mine until 1998. In 1996, the Resolution deposit
was discovered via an underground drill hole directed
south from the Magma Mine workings. Kennecott
Exploration (Rio Tinto) entered the project in 2001 and
through an exploration “earn-in” agreement became the
operator in 2004.
Property description/type of mine
Block cave underground mining method.
The Property is considered an exploration stage property
for SK-1300 reporting purposes.
Type of mineralisation
Porphyry copper and molybdenum deposit.
Processing plants and other available
facilities
Water treatment and reverse osmosis plant, historic
tailings impoundments from the Magma Mine No. 9 and
No. 10 ventilation shafts.
Power source
115 kV power lines to East and West Plant sites with
supply contract with Salt River Project (SRP).

Annual Report on Form 20-F 2025	315	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Copper continued
Projects

Property Winu Ownership 70% Rio Tinto, 30% Sumitomo Metal Mining (SMM) Operator Rio Tinto Location Great Sandy Desert, Western Australia, Australia
Access and infrastructure
Air and road.
Title/lease/acreage
Exploration License E45/4833 hosts the deposit. Several
Miscellaneous Licenses cover the road access route,
associated facilities, camp accommodation, airstrip and the
regional borefields. A Mining Lease Application (M45/1288;
7,500 ha) has been made and is awaiting formal approval.
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
In October 2025, Rio Tinto finalised a new partnership with
Sumitomo Metal Mining (SMM) to deliver the Winu copper-
gold project. Under the joint venture agreement, Rio Tinto
will continue to develop and operate Winu as the managing
partner, while SMM will hold a 30% equity interest.

Property description/type of mine
Following extensive fieldwork, studies, and stakeholder
engagement, the Winu Project completed the pre-
feasibility stage in 2025. It has now entered the feasibility study stage, which focuses on defining the project to
support a potential investment approval decision. This
stage includes continued stakeholder engagement and
progressing the key regulatory approvals for a potential
open pit mining operation.
The Property is considered an exploration stage property
for SK-1300 reporting purposes.
Type of mineralisation
Copper-gold-silver mineralisation hosted within sulphide
breccias and quartz veins. A supergene enrichment profile
caps most of the primary mineralisation.
Processing plants and other available
facilities
Winu comprises camp facilities for up to 110 people,
unimproved access roads and trails, and a gravel airstrip.
Power source
Power is provided by diesel generators.

Annual Report on Form 20-F 2025	316	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Iron Ore
Production properties

Property
Australian Pilbara
Operations
Operator
Rio Tinto
Location
Pilbara region,
Western Australia,
Australia
Note: The details in
this section (on
access and
infrastructure, power
source, key permit
conditions, property
description/type of
mine, and
processing plants
and other available
facilities) are
common to all
Australian Pilbara
Operations in the
subsequent sections

Access and infrastructure
Access and infrastructure within the property includes:
•a network of sealed and unsealed roads connecting
to public roads and highways
•public and Rio Tinto-operated airports
•a Hamersley and Robe-owned integrated heavy
haulage rail network, operated by Pilbara Iron
comprising nearly 2,000 km of rail, rail cars and
locomotives
•4 shipping terminals, located at Dampier and Cape
Lambert and managed as a single port system
•water piping networks for both abstracted water and
supply of fresh water to sites and towns
•managed accommodation villages for fly-in fly-out
(FIFO) sites
•a housing portfolio managing properties in the towns
of Dampier, Wickham, Karratha, Pannawonica,
Paraburdoo and Tom Price
•tailings storage facilities at several mine sites.
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
The current business also operates under an Indigenous Land Use
Agreement which includes commitments for payments made to
trust accounts; Indigenous employment and business opportunities;
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
The Property is considered a production stage property for
SK-1300 reporting purposes.
Processing plants and other available facilities
The processing plants within the property vary considerably in age, and many plants have been subject to brownfields
development since original construction. All plants are subject to an ongoing regime of sustaining capital investment and
maintenance, underpinned by asset integrity audits, engineering inspections, engineering life cycles for key equipment and
safety inspections and audits.

Property
Australian Pilbara
Operations
Mine
Hamersley Iron:
•Brockman 2
•Brockman 4
•Channar
•Gudai-Darri
•Eastern Range
•Marandoo
•Mount Tom Price
•Nammuldi
•Paraburdoo
•Silvergrass
•Western Turner
Syncline
•Yandicoogina
Ownership
100% Rio Tinto

Title/lease/acreage
Agreements for life of mine with the Government of
Western Australia (excluding Channar and Yandicoogina).
Mount Tom Price, Marandoo, Brockman 2, Brockman
4, Nammuldi and Western Turner Syncline Mineral and
Mining Leases held under Iron Ore (Hamersley
Range) Agreement Act 1963. Area of ML4SA
approximately 80,617 ha. Area of M272SA
approximately 14,136 ha.
Gudai-Darri Mineral Lease held under Iron Ore (Mount
Bruce) Agreement Act 1972. Area of ML252SA
approximately 84,641 ha.
Eastern Range and Paraburdoo Mineral Lease held
under Iron Ore (Hamersley Range) Agreement
Act 1968. Area of ML246SA approximately 22,837 ha.
Channar Mining Lease held under Iron Ore (Channar
Joint Venture) Agreement Act 1987. Mining lease
expires in 2028 with an option to extend by up to 5
years. Area of M265SA approximately 5,956 ha.
Yandicoogina Mining Lease held under Iron Ore
(Yandicoogina) Agreement Act 1996. Mining lease
expires in 2039 with an option to extend for 21 years.
Area of M274SA approximately 30,550 ha.
History
Mount Tom Price began operations in 1966, followed
by Paraburdoo in 1974. During the 1990s, Channar
(1990), Brockman 2 (1992), Marandoo (1994) and
Yandicoogina (1998) achieved first ore. Eastern Range
(originally part of the Bao-HI joint venture) achieved
first ore in 2004 followed by Nammuldi (2006),
Brockman 4 (2010), Western Turner Syncline (2011)
and Silvergrass (2017). The latest addition to the
network of Hamersley Iron mines, Gudai-Darri, had first
ore railed in December 2021, and commissioned its
primary crusher in the second quarter of 2022.

Type of mineralisation
Brockman 2, Brockman 4, Channar, Eastern Range, Gudai-Darri,
Tom Price, Paraburdoo and Western Turner Syncline:
mineralisation occurs as haematite/goethite within the banded iron formation of the Brockman Formation. Detrital deposits also occur at these sites. At Brockman 2, Brockman 4, Tom Price and Western
Turner Syncline, some goethite/haematite within the banded iron formation of the Marra Mamba Formation also occurs.
Marandoo, Nammuldi and Silvergrass: mineralisation occurs as goethite/haematite within the banded iron formation of the Marra
Mamba Formation. Some detrital mineralisation also occurs.
Yandicoogina: goethite mineralisation occurs as pisolite ores within the paleo-channel of a channel iron formation.
Processing plants and other available facilities
At Brockman 2, Brockman 4, the Nammuldi dry plant and Gudai-
Darri, dry crushing and screening is used to produce lump and fines iron ore products. Ore from the Silvergrass and Nammuldi mines is blended and processed through a wet scrubbing and
screening plant, ahead of desliming of the fines product using hydrocyclones. At Marandoo, wet scrubbing and screening is
used to produce lump and fines iron ore products, prior to
desliming of fines products using hydrocyclones. Ore from the
Channar, Eastern Range and Paraburdoo mines is crushed and
then processed through a central tertiary crushing and dry
screening plant to produce a dry lump product, with further wet processing of the fines using hydrocyclones to remove slimes.
Ore from the Tom Price and Western Turner Syncline mines is
directed to either the high-grade plant for dry crushing and screening to dry lump and fines products, or to the low-grade plant for beneficiation. Heavy media separation is used to beneficiate low-grade lump, and a combination of heavy media hydrocyclones and spirals is used to beneficiate the low-grade fines. At
Yandicoogina, a single fines product is produced from a
combination of dry crushing and screening and wet processing that utilises classification to remove finer particles.

Annual Report on Form 20-F 2025	317	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Iron Ore continued
Production properties

Property Australian Pilbara Operations Mine Bao-HI Joint Venture: •Western Range mines Ownership 54% Rio Tinto Rio Tinto owns 54% of the Bao-HI joint venture with the remaining 46% held by China Baowu Group
Title/lease/acreage
Western Range Mineral Lease held under Iron Ore (Hamersley
Range) Agreement Act 1968. Area of ML4SA approximately
80,617 ha. Area of ML246SA approximately 22,837 ha.
History
The Bao-HI joint venture established in 2002 has delivered
sales of more than 200 million tonnes of iron ore to China.
In 2022, a new head of agreement to extend the joint
venture with Baowu Group was signed following the success
of the Bao-HI Joint Venture.
A new joint venture, the Western Range Joint Venture was
formed in 2023 with a commitment to deliver 275 million
tonnes of iron ore. First ore from Western Range was
delivered in 2024 utilising existing infrastructure, with a new crusher at Western Range commissioned in 2025. Eastern
Range reverted to 100% Rio Tinto ownership in 2025.

Type of mineralisation
Mineralisation at Western Range occurs as haematite/
goethite mineralisation hosted within the banded iron
formations of the Brockman Formation.
Processing plants and other available
facilities
Ore from Western Range is crushed and then processed
through the central Paraburdoo tertiary crushing and dry
screening plant to produce a dry lump product, with further
wet processing of the fines product using hydrocyclones to
remove slimes.

Property Australian Pilbara Operations Mine Hope Downs 1 Ownership 50% Rio Tinto 50% Hancock Prospecting Pty Ltd
Title/lease/acreage
Mining lease expires in 2027 with 2 options to extend of
21 years each. Mining lease held under Iron Ore (Hope
Downs) Agreement Act 1992. Area of M282SA
approximately 57,222 ha.
History
Joint venture between Rio Tinto and Hancock Prospecting.
Construction of Stage 1 to 22 Mtpa commenced 2006 and
first production occurred 2007. Stage 2 to 30 Mtpa
completed 2009.

Type of mineralisation
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
approximately 57,222 ha.
History
Joint venture between Rio Tinto and Hancock Prospecting.
Construction of wet plant processing to 15 Mtpa commenced
2011 and first production occurred 2013.

Type of mineralisation
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

Property
Australian Pilbara
Operations
Mine
Robe River Iron
Associates:
Robe Valley mines:
•Mesa A
•Mesa J
West Angelas
Ownership
53% Rio Tinto
Robe River is a joint
venture between
Rio Tinto (53%),
Mitsui Iron Ore
Development (33%),
and Nippon Steel
Corporation (14%)

Title/lease/acreage
Agreements for life of mine with the Government of
Western Australia. Mineral lease held under Iron Ore (Robe
River) Agreement Act 1964.  Area of ML248SA
approximately 81,298 ha.
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

Annual Report on Form 20-F 2025	318	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Iron Ore continued
Production properties

Property
Iron Ore Company of
Canada (IOC)
Ownership
IOC is a joint venture
between Rio Tinto
(58.7%), Mitsubishi
Corporation (26.2%)
and the Labrador
Iron Ore Royalty
Corporation (15.1%).
Operator
Rio Tinto
Location
Labrador City,
Newfoundland and
Labrador, Canada

Access and infrastructure
•Railway and port facilities in Sept-Îles, Quebec (owned
and operated by IOC)
•Public highway
•Public airport
Title/lease/acreage
Mining leases, surface rights and a tailings disposal licence are held by the Labrador Iron Ore Royalty Corporation
(LIORC), under the Labrador Mining and Exploration Act.
LIORC subleases these rights to IOC. The mining leases
cover 10,356 ha, the surface rights cover 8,805 ha and the
tailings licence covers 2,784 ha. These sub-leased rights are valid until 2050. IOC also directly holds 3 small mining
leases, but none produce saleable products. In addition to
the above rights, IOC also holds a number of mineral
licences, either directly or under sub-lease from LIORC.
Key permit conditions
IOC holds numerous permits with the Federal, provincial and
local governments covering all aspects of the operation. Key permit conditions include:
•maintaining effluent quality within Metal and Diamond
Mining Effluent Regulations (MDMER) criteria
•maintaining air quality criteria specified in the certificate of approval (for dust, NOx, SO2, CO)
•maintaining Conditions associated with previous
Environmental Assessments
•prudent resource management
•progressive rehabilitation
•monitoring groundwater quality around permitted landfill
•restricting tailings discharge to the permitted area.

History
Interest acquired in 2000 through acquisition of North Ltd.
Current operation began in 1962 and has processed over
one billion tonnes of crude ore.
Property description/type of mine
Open pit.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Oxide iron (specular haematite and magnetite).
Processing plants and other available
facilities
Concentrator (gravity and magnetic separation circuits),
pellet plant, warehouses, workshops, heating plant and
ore delivery system (crusher/conveyor and automated
train system). Annual capacity 23 Mt of concentrate of
which 12.5 Mt can be pelletised.
Explosives plant, train loadout facilities, rail line (Labrador
City to Sept-Îles), stockyards and shiploaders.
Power source
Supplied by Newfoundland and Labrador Hydro for the
Labrador City operations and by Hydro-Québec and the
IOC-owned SM2 power station for the Sept-Îles
operations.

Property
Dampier Salt, Port
Hedland, Dampier
Mine
–
Ownership
68% Rio Tinto
Dampier Salt is a
joint venture
between Rio Tinto
(68%), Marubeni
Corporation (22%)
and Sojitz (10%)
Operator
Rio Tinto (Dampier
Salt Limited)
Location
Pilbara region,
Western Australia,
Australia

Access and infrastructure
Road and port.
Title/lease/acreage
Dampier Salt Dampier operation State Agreement Mineral
and Mining leases are held under the Dampier Solar Salt
Industry Agreement Act 1967 (ML253SA, 14,710 ha), and
expires in 2034.
Dampier Salt Port Hedland operation State Agreement
Mineral and Mining leases are held under the Leslie Solar
Salt Industry Agreement Act 1966 (M269SA, 2,459 ha;
ML242SA, 19,503.291 ha and ML250SA, 1,381 ha) and
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
Processing plants and other available
facilities
Salt is processed through a washing plant, consisting
of screw bowl classifiers and static screens at Port
Hedland, and sizing screens, counter-current classifiers
with dewatering screens and centrifuges at Dampier.
Dampier produces shipping-ready product for immediate
shiploading.
Washed salt at Port Hedland is dewatered on stockpiles.
Power source
Long-term contracts with Hamersley Iron and Horizon
Power and on-site generation.

Annual Report on Form 20-F 2025	319	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Iron Ore continued
Projects

Property
Simandou, Blocks 3
& 4
Ownership
SimFer S.A., a joint
venture between
SimFer Jersey (85%)
and the Republic of
Guinea (15%)
SimFer Jersey is a
joint venture
between Rio Tinto
(53%) and CIOH
(47%), a Chinalco-
led joint venture with
Baowu, China Rail
Construction
Corporation and
China Harbour
Engineering
Company
Operator
SimFer S.A. (mine)
Location
Nzérékoré Region,
Republic of Guinea

Access and infrastructure
The site has road access and is readily accessible for power, water, and additional infrastructure requirements. Existing
camp facilities support construction activity and future Life of
Mine operational teams. The existing Beyla airstrip has been upgraded to enable greater access and larger capacity.
Iron ore extracted from the SimFer Mining Concession will
be exported through a rail and port infrastructure which is
being co-developed by the State, and dedicated
infrastructure affiliates of SimFer Jersey (SimFer Infraco)
and Winning Consortium Simandou (WCS Infraco). The
infrastructure will also be used to export production from
Simandou Blocks 1 & 2 which are independently owned and
developed by Winning Consortium Simandou (WCS), a
consortium comprising Winning International Group, China
Hongqiao Group and in which Baowu acquired a 49%
participation on 19 June 2024. The infrastructure includes a purpose-built port facility at Morebaya estuary (south of
Conakry) to be accessed by a 536 km main rail line with rail spurs connecting our Concession (68 km) and WCS’s
(16 km) respectively. The main rail line will have an initial capacity of up to 120 Mtpa. The ultimate owner and operator
of the infrastructure will be the Compagnie du Transguinéen
(CTG), an incorporated joint venture between SimFer Infraco
(42.5%), WCS Infraco (42.5%) and the State (15%).
Title/lease/acreage
SimFer Mining Concession was granted by Presidential
Decree on 22 April 2011 under the conditions of a mining
convention (the Amended and Consolidated Basic
Convention (ACBC)), which was ratified by the Guinean
National Assembly on 26 May 2014. The SimFer Mining
Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10-year periods in accordance with the applicable Guinean Mining Code and
the ACBC. It covers an area of 369 km2.
SimFer also signed a Co-Development Agreement
with the State and WCS on 10 August 2023, to enable
co-development of the rail and port infrastructure for
the Simandou iron ore projects. The Co-Development
Agreement, which, along with bipartite amendments
for each of the SimFer and WCS mining conventions,
adapts the existing investment frameworks of SimFer
(including its pre-existing BOT Convention) and WCS. These
conventions and amendments were ratified by the Guinean
National Transition Council on 3 February 2024 and came
into force on 30 May 2024.
Key permit conditions
In addition to the SimFer Mining Concession, the ACBC, as
amended by the mine bipartite agreement, establishes the
legal regime for the mine project and sets out SimFer’s key
legal rights and protections. The Simandou mine Social and
Environmental Impact Assessment (SEIA) was originally
approved in 2012 and has been updated through an
approved SEIA in 2024. An SEIA for the mine and rail spur
was approved in July 2024, and an updated SEIA for Port
terrestrial works was approved in September 2024. An
updated SEIA for Port marine works was approved in July
2025, with approval for mine pit expansion received in
October 2025. Environmental approvals are being
maintained in accordance with applicable law throughout
construction, through annual renewal of environmental
certificates of conformance.

History
Rio Tinto Exploration geologists noted iron ore reserves in
the Simandou belt in 1992, and following a field
reconnaissance trip in 1996, secured exploration permits
over the Simandou range in 1997. SimFer submitted a
bankable feasibility study to the State in 2016, with further feasibility studies for mine and infrastructure to reflect the infrastructure co-development arrangements completed in
2022, 2023 and 2024, and which have been submitted to
or approved by the State as required by the infrastructure
co-development arrangements and
the investment framework.
Early ore production railing commenced in Q4 2025,
allowing a first shipment to leave Guinea in
December 2025.
Management responsibility for SimFer’s Simandou iron
ore project during the construction phase of the project
falls under the Chief Safety & Technical Officer and will
transfer to the Iron Ore product group upon completion of
this phase.
Property description/type of mine
Open pit.
The Property is considered a development stage property
for SK-1300 reporting purposes.
Type of mineralisation
Supergene-enriched itabirite hosted iron ore deposits.
The deposits are part of a supracrustal belt with the
banded iron formation proto-ore likely deposited in a
shallow marine setting within a forearc basin.
Processing plants and other available
facilities
Current plans are for the run-of-mine ore to be coarsely
crushed at the Ouéléba mine site at a maximum rate of
60 Mtpa phase 1 capacity to P100 of -100 mm through 2
identical primary and secondary crushing stations in a
staged arrangement. The coarsely crushed ore will then
be conveyed to the mine stockyard. The ore will be
reclaimed from the stockpiles and conveyed to the train
load-out facility for loading into trains which transport
materials to the port facility where it will be likely shipped by bulk carrier to several ports including in China. In
accordance with the Co-Development Agreement, SimFer
and WCS, however, committed to  co-funding a feasibility
study for a pellet plant, with the study expected to be
handed over to the State during Q2 2026. Other major
facilities that will support the operations include power
generation, explosives facilities, fuel and lubricants
facilities, administration buildings, workshops and a
permanent village.
Power source
Current designs contemplate that power for the mine site
and other areas will be supplied by a hybrid power plant
consisting of diesel generators and a regenerative battery
power solution. Further, there is a plan to incorporate
renewable electricity generation into the mine’s power
system to reduce energy costs, fuel consumption and
greenhouse gas emissions. This could include solar
power generation or eventually connecting the facility to
the local power grid once it is constructed and
operational. This would require an approximately 20 km
connection line to the main grid.

Annual Report on Form 20-F 2025	320	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Other
Production properties

Property Rio Tinto Borates – Boron Ownership 100% Rio Tinto Operator Rio Tinto Location Boron, California, US
Access and infrastructure
Road and rail.
Title/lease/acreage
Land holdings include 13,493 acres (owned, including
mineral rights) for the mining operation, plant
infrastructure and tailings storage facilities.
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

Property description/type of mine
Open pit.
The Property is considered a production stage property for SK-1300 reporting purposes.
Type of mineralisation
Sedimentary sequence of tincal and kernite containing interbedded claystone enveloped by facies consisting of ulexite and colemanite-
bearing claystone, and barren claystone.
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

History
Exploration around Lac de Gras (near the future Diavik mine), began in 1991-1992 by Aber Resources Ltd., which partnered with Rio Tinto
Exploration. Kimberlite pipes A21, A154S, A154N and A418 were discovered in 1994 and 1995. Construction approved in 2000.
Diamond production started in 2003. Fourth pipe commenced
production in 2018. Mine life through early 2026.
In November 2021, Rio Tinto became the sole owner of Diavik
Diamond Mine. This followed the completion of a transaction for
Rio Tinto’s acquisition of the 40% share held by Dominion Diamond
Mines in Diavik, with the Court of Queen’s Bench of Alberta’s approval.
Property description/type of mine
Open pit and underground operations (blast-hole stoping and sub-
level cave methods).
The Property is considered a production stage property for SK-1300 reporting purposes.
Type of mineralisation
Diamondiferous kimberlite deposit.
Processing plants and other available facilities
Includes processing plant and accommodation facilities onsite.
Power source
Onsite diesel generators of 44 MW installed capacity, 9.2 MW of wind capacity and 3.5 MW solar farm.

Property QIT Madagascar Minerals (QMM) Ownership QIT Madagascar Minerals is 85% owned by Rio Tinto and 15% owned by the Government of Madagascar Operator Rio Tinto Location Fort-Dauphin, Madagascar
Access and infrastructure
Road and port.
Title/lease/acreage
Mining lease covering 56,200 ha, granted by central
government.
Key permit conditions
The QMM mining permit and mining concession are
valid until 2036. Additional renewal for 15 years can be
granted at QMM’s request. An annual fee is payable to
government authorities following notification at the
beginning of January.
History
Exploration project started in 1986; construction
approved 2005. Ilmenite and zirsil production started
2008 with monazite concentrate first produced in 2018.
In 2023, Rio Tinto increased its ownership to 85%.

Property description/type of mine
Mineral sand dredging and dry mining.
The Property is considered a production stage property for SK-1300 reporting purposes.
Type of mineralisation
Coastal mineralised sands.
Processing plants and other available facilities
QMM has an operating dredge, dry mine unit, heavy mineral
concentrator, mineral separation plant, port and bulk loading facilities.
Power source
QMM utilises on-site heavy fuel oil (HFO) generators with a total capacity of 20 MW to provide base load power. To reduce reliance on
HFO, the system is integrated with solar photovoltaic, wind turbine generators, and battery energy storage systems (BESS).
The renewable energy plant is operated by an independent power producer under a power purchase agreement (PPA), which targets a
60% contribution from renewable sources by 2026.

Annual Report on Form 20-F 2025	321	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Other continued
Production properties

Property
Richards Bay
Minerals (RBM)
(Richards Bay
Mining (Pty) Limited
and Richards Bay
Titanium (Pty)
Limited)
Ownership
RBM is a joint
venture between
Rio Tinto (74%) and
Blue Horizon – a
consortium of
investors and our
host communities
Mbonambi, Sokhulu,
Mkhwanazi and
Dube (24%). The
remaining shares are
held in an employee
trust (2%).
Operator
Rio Tinto
Location
Richards Bay,
KwaZulu-Natal,
South Africa

Access and infrastructure
Rail, road and port.
Title/lease/acreage
Mineral rights for Reserve 4 and Reserve 10 issued by South
African State and converted to new order mining rights from
9 May 2012. Mining rights run until 8 May 2041 and covers
11,645 ha, including the mined Tisand area.
Key permit conditions
RBM operates in 3 lease areas, Tisand, Zulti North and Zulti
South, by means of a notarial deed. Tisand (which contains
the stockpiled tails) and Zulti North leases are held by
Richards Bay Mining (Pty) Ltd.
RBM is owned by a consortium of local communities and
businesses in line with South Africa’s Broad-Based Black
Economic Empowerment legislation.
History
Production started 1977; initial interest acquired 1989. Fifth mining plant commissioned in 2000. One mining plant
decommissioned in 2008. In September 2012, Rio Tinto
doubled its holding in RBM to 74% following the acquisition
of BHP Billiton’s entire interest.

Property description/type of mine
Mineral sand dredging and dry mining.
The Property is considered a production stage property
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
RBM has signed 3 PPAs for renewable energy with 2
projects currently in construction. The Bolobedu
photovoltaic farm and the Khangela Emoyeni wind farm
are expected to be producing power by the end of 2026.

Property Rio Tinto Iron and Titanium (RTIT) Quebec Operations – Lac Tio Ownership 100% Rio Tinto Operator Rio Tinto Location Havre-Saint-Pierre, Quebec, Canada
Access and infrastructure
Rail, road and port.
Title/lease/acreage
A total of 5,662 ha of licences including 2 mining
concessions of total 609 ha, granted by Province of Quebec
in 1949 and 1951 which, subject to certain Mining Act
restrictions, confer rights and obligations of an owner.
Key permit conditions
The property is held under Quebec provincial government
mining concession permits (Concession minière No 368 and
381). Each is of one year duration renewable as long as the
mine is in operation. RTIT Quebec Operations – Lac Tio also
has a number of claims (exclusive exploration permits)
covering ilmenite occurrences in the region of the mine.
These claims are renewable every 2 years.

History
Production started 1950; interest acquired in 1989.
Property description/type of mine
Lac Tio mine employs conventional open-pit mining,
drilled and blasted material is loaded by shovels and
loaders and trucked to feed ore to the crusher and waste
is sent to dumps.
The Property is considered a production stage property
for SK-1300 reporting purposes.
Type of mineralisation
Magmatic intrusion.
Processing plants and other available
facilities
Lac Tio mine infrastructure includes a primary and
secondary crusher, dedicated railway, water treatment
plant, ore analysis laboratory, explosives storage
facility, fuel/lubricant facilities, workshops and site
operational buildings.
Havre-Saint-Pierre port infrastructure includes stockpiles,
ship loader system and administrative buildings.
Power source
Supplied by Hydro-Québec at regulated tariff.

Annual Report on Form 20-F 2025	322	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group mines as at 31 December 2025
Other continued
Projects

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
On 16 July 2024, the Government of Serbia enacted the
Decree on reinstatement of the SPSPA based on the
Decision of the Constitutional Court of Serbia, dated 12 July
2024, which determined that the Decree on cancellation of
the SPSPA was not compliant with the Constitution and laws
of the Republic of Serbia. As a result of this, Rio Tinto
initiated the scoping and content procedure for
Environmental Impact Assessment (EIA) for the mine. The
Ministry for Environmental Protection issued the EIA Scoping
Decision for the Mine which was published on 21 November
2024. This is one of the key documents required to apply for the exploitation field licence.The initial scoping decision
received high numbers of appeals from the general public,
and the appellate procedure is pending.
Key permit conditions
The project is governed by 2 main pieces of Serbian
legislation: Mining Law is administered by the Ministry of
Mining and Energy (MME), and Planning and Construction
Law is administered by the Ministry of Construction,
Transportation and Infrastructure (MCTI).
The permitting process base case foresees the following:
•mine, beneficiation plant and mine surface facilities are
subject to the permitting procedure of MME
•processing plant, industrial waste landfill and
infrastructure (rail, roads, power and water pipelines) are
subject to the unified permitting procedure under MCTI.
The Jadar Project is currently being transitioned into care
and maintenance. Engagement with stakeholders is ongoing
to preserve future development options.

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
Property description/type of mine
Underground mine.
The Property is considered an exploration stage property
for SK-1300 reporting purposes.
Type of mineralisation
Jadarite mineralisation is present in 3 broad zones
containing stratiform lenses of variable thickness. These
units are hosted in a much thicker, gently dipping
sequence mainly composed of fine-grained sediments
affected by syn- and post-depositional faulting.
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

Annual Report on Form 20-F 2025	323	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group smelters, refineries, and remelting and casting facilities (Rio Tinto’s interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Aluminium
Alma	Alma, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium rod, t-foundry, molten metal, high purity, remelt	480,000 tonnes per year aluminium
Alouette (40%)	Sept-Îles, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	630,000 tonnes per year aluminium
Arvida	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium billet, molten metal, remelt	126,000 tonnes per year aluminium
Arvida AP60	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium high purity, remelt	60,000 tonnes per year aluminium
Bécancour (25.1%)	Bécancour, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, billet, t-foundry, remelt, molten metal	468,000 tonnes per year aluminium
Bell Bay	Bell Bay, Northern Tasmania, Australia	100% freehold	Aluminium smelter producing aluminium slab, molten metal, small form and t-foundry, remelt	195,000 tonnes per year aluminium
Boyne Smelters (73.5%)	Boyne Island, Queensland, Australia	100% freehold	Aluminium smelter producing aluminium billet, EC grade, small form and t-foundry, remelt	584,000 tonnes per year aluminium
ELYSIS (48.24%)	Saguenay, Quebec, Canada	100% freehold	Industrial research and development centre producing commercial grade aluminium using carbon free smelting technology	275 tonnes per year aluminium
Grande-Baie	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, molten metal, high purity, remelt	235,000 tonnes per year aluminium
ISAL	Reykjavik, Iceland	100% freehold	Aluminium smelter producing aluminium remelt, billet	212,000 tonnes per year aluminium
Jonquière (Vaudreuil)	Jonquière, Quebec, Canada	100% freehold	Smelter grade alumina	1,560,000 tonnes per year alumina
Kitimat	Kitimat, British Columbia, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, high purity	432,000 tonnes per year aluminium
Laterrière	Saguenay, Quebec, Canada	100% freehold	Aluminium smelter producing aluminium slab, remelt, molten metal	255,000 tonnes per year aluminium
Matalco Bluffton Manufacturing (50%)	Bluffton, Indiana, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year
Matalco Brampton Manufacturing (50%)	Brampton, Ontario, Canada	100% freehold	Remelt and manufacture of aluminium billet	109,000 tonnes per year
Matalco Franklin Manufacturing (50%)	Franklin, Kentucky, US	100% freehold	Remelt and manufacture of aluminium slab	122,000 tonnes per year
Matalco Lordstown Manufacturing (50%)	Lordstown, Ohio, US	100% freehold	Remelt and manufacture of aluminium billet	159,000 tonnes per year
Matalco Shelbyville Manufacturing (50%)	Shelbyville, Kentucky, US	100% freehold	Remelt and manufacture of aluminium billet	154,000 tonnes per year
Matalco Wisconsin Rapids Manufacturing (50%)	Wisconsin Rapids, Wisconsin, US	100% freehold	Remelt and manufacture of aluminium billet and slab	104,000 tonnes per year
Queensland Alumina (80%)	Gladstone, Queensland, Australia	73.3% freehold; 26.7% leasehold (of which more than 80% expires in 2026 and after)	Refinery producing alumina	3,700,000 tonnes per year alumina
São Luis (Alumar) (10%)	São Luis, Maranhão, Brazil	100% freehold	Refinery producing alumina	3,860,000 tonnes per year alumina
Sohar (20%)	Sohar, Oman	100% leasehold (expiring 2039)	Aluminium smelter producing aluminium, high purity, remelt	395,000 tonnes per year aluminium
Tiwai Point (New Zealand Aluminium Smelters)	Invercargill, Southland, New Zealand	19.6% freehold; 80.4% leasehold (expiring in 2029 and use of certain Crown land)	Aluminium smelter producing aluminium billet, slab, small form foundry, high purity, remelt	323,000 tonnes per year aluminium
Tomago (51.6%)	Tomago, New South Wales, Australia	100% freehold	Aluminium smelter producing aluminium billet, slab, remelt	590,000 tonnes per year aluminium
Yarwun	Gladstone, Queensland, Australia	97% freehold; 3% leasehold (expiring 2101 and after)	Refinery producing alumina	3,000,000 tonnes per year alumina

Annual Report on Form 20-F 2025	324	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group smelters, refineries, and remelting and casting facilities (Rio Tinto’s interest 100% unless otherwise shown)

Smelter/refinery/facility	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Lithium
Bessemer City Plant	Bessemer City, North Carolina, US	100% freehold	Multi product facility Lithium hydroxide monohydrate (LiOH*H2O) Butyllithium (BuLi) Lithium metal Pharma grade lithium carbonate	LiOH*H2O - 15,000 tonnes per year BuLi - 495 tonnes per year metal - 350 tonnes per year high purity metal - 250 tonnes per year Pharma - 100 tonnes per year
Bromborough Plant	Bromborough, Merseyside, UK	100% leasehold	Butyllithium (BuLi) Lithium chloride (LiCl)	BuLi - 970 tonnes per year LiCl - 1,400 tonnes per year
Güemes Plant	Ciudad General Güemes, Salta, Argentina	100% freehold	Lithium chloride (LiCl)	LiCl - 9,000 tonnes per year
Naraha Plant (75% economic interest, 49% voting rights)	Fukushima Prefecture, Naraha, Japan	Naraha is owned through a joint venture, Toyotsu Lithium Corporation (TLC), with economic ownership of 75% by Rio Tinto and 25% by Toyota Tsusho Corporation (TTC)	Lithium hydroxide monohydrate	LiOH*H2O - 10,000 tonnes per year
Zhangjiagang Plant	Zhangjiagang, Jiangsu Province, China	Land use right through leasehold, building owned	Butyllithium (BuLi)	BuLi - 155 tonnes per year
Copper
Rio Tinto Kennecott	Magna, Salt Lake City, Utah, US	100% freehold	Flash smelting furnace/flash convertor furnace copper refinery and precious metals plant	335,000 tonnes per year refined copper
Iron Ore
IOC pellet plant (58.7%)	Labrador City, Newfoundland and Labrador, Canada	100% freehold (asset), 100% freehold (land) under sublease from Labrador Iron Ore Royalty Corporation for life of mine	Pellet induration furnaces producing multiple iron ore pellet types	12.5 million tonnes per year pellet
Other
Boron	Boron, California, US	100% freehold	Borates refinery	576,000 tonnes per year boric oxide
Richards Bay Minerals (74%)	Richards Bay, South Africa	100% freehold	Ilmenite smelter	1,050,000 tonnes per year titanium dioxide slag, 565,000 tonnes per year iron
Rio Tinto Iron and Titanium Quebec Operations - Sorel-Tracy plant	Sorel-Tracy, Quebec, Canada	100% freehold	Ilmenite smelter	1,300,000 tonnes per year titanium dioxide slag, 1,000,000 tonnes per year iron

Annual Report on Form 20-F 2025	325	riotinto.com
Production, Mineral Reserves, Mineral Resources and operations | Mines and production facilities
Group power plants (Rio Tinto’s interest 100% unless otherwise shown)

Power plant	Location	Title/lease	Plant type/product	Capacity (based on 100% ownership)
Aluminium
Amrun power station	Amrun, Australia	100% leasehold	Diesel generation	24 MW
Gladstone power station (42%)	Gladstone, Queensland, Australia	100% freehold	Thermal power station	1,680 MW
Gove power station	Nhulunbuy, Northern Territory, Australia	100% leasehold	Diesel generation	24 MW
Kemano power station	Kemano, British Columbia, Canada	100% freehold	Hydroelectric power	1,014 MW installed capacity
Quebec power stations	Saguenay, Quebec, Canada (Chute-à-Caron, Chute-à-la- Savane, Chute-des-Passes, Chute-du-Diable, Isle- Maligne, Shipshaw)	100% freehold (certain facilities leased from Quebec Government until 2058 pursuant to Peribonka Lease)	Hydroelectric power	3,147 MW installed capacity
Weipa power stations and solar generation facility	Lorim Point, Andoom, and Weipa, Australia	100% leasehold	Diesel generation supplemented by solar generation facility	38 MW
Yarwun alumina refinery co-generation plant	Gladstone, Queensland, Australia	100% freehold	Gas turbine and heat recovery steam generator	160 MW
Copper
Rio Tinto Kennecott power stations	Salt Lake City, Utah, US	100% freehold	Steam turbine running off waste heat boilers at the copper smelter	31.8 MW
			Combined heat and power plant supplying steam to the copper refinery	6.2 MW
			Solar power plant	30 MW
Iron Ore
Cape Lambert power station (67%)	Cape Lambert, Western Australia, Australia	Lease	Two LM6000PF dual-fuel turbines	80 MW
Gudai-Darri solar farm	Gudai-Darri, Western Australia, Australia	Miscellaneous licence	Solar PV single-axis tracking	Up to 34 MW
IOC power station (58.7%)	Sept-Îles, Quebec, Canada	Statutory grant	Hydroelectric power	22 MW
Paraburdoo power station	Paraburdoo, Western Australia, Australia	Lease	Three LM6000PC gas-fired turbines	120 MW
Tom Price Battery Storage	Tom Price, Western Australia, Australia	Lease	12.5 MWH battery storage	40 MW
West Angelas power station (67%)	West Angelas, Western Australia, Australia	Miscellaneous licence	Two LM6000PF dual-fuel turbines	80 MW
Yurralyi Maya power station (84.2%)	Dampier, Western Australia, Australia	Miscellaneous licence	Four LM6000PD gas-fired turbines One LM6000PF gas-fired turbine	200 MW
Other
Boron co-generation plant	Boron, California, US	100% freehold	Co-generation uses natural gas to generate steam and electricity, used to run Boron’s refining operations	48 MW
Energy Resources of Australia (98.43%)	Ranger Mine, Jabiru, Northern Territory, Australia	Lease	5 diesel generator sets rated at 5.17 MW; one diesel generator set rated at 2 MW; 4 additional diesel generator sets rated at 2 MW	35.8 MW
QMM power plant	Fort Dauphin, Madagascar	100% freehold	HFO generation supplemented by solar and wind generation and supported by BESS	20 MW + 32 MW (renewables)

Annual Report on Form 20-F 2025	326	riotinto.com
Additional information

Shareholder information	336
US Disclosure	342
Contact details	367
Cautionary statement about forward-looking statements	368

Image: Ports Dampier and Marine, EII Wharf, Australia.
Pages 327 to 335 have been intentionally omitted.

Annual Report on Form 20-F 2025	336	riotinto.com
Additional information
Shareholder information
Organisational structure
The Rio Tinto Group consists of Rio Tinto plc (registered in England and Wales as company number 719885 under the UK Companies
Act 2006 and listed on the London Stock Exchange as RIO.L), and
Rio Tinto Limited (registered in Australia as ABN 96 004 458 404 under the Australian Corporations Act 2001 and listed on the
Australian Securities Exchange as RIO.AX). LSE is the principal trading market for Rio Tinto plc shares, and ASX for
Rio Tinto Limited shares.
Rio Tinto plc has a sponsored American Depositary Receipts (ADR)
facility, with underlying shares registered with the US Securities and
Exchange Commission (SEC) and listed on the New York Stock
Exchange as RIO.N.
Rio Tinto is headquartered in London with a corporate office in Melbourne.
Nomenclature and financial data
Rio Tinto plc and Rio Tinto Limited operate together and are referred to in this report as Rio Tinto, the Rio Tinto Group or the Group. These expressions are used for convenience notwithstanding that they are separate and distinct legal entities. Likewise, the words “we”, “us”, “our”
and “ourselves” are used in some places to refer to one, some or the companies of the Rio Tinto Group in general. Financial data in US dollars ($) is derived from, and should be read in conjunction with, the
2025 financial statements. In general, where we have provided financial data in other currencies, it has been translated from the consolidated financial statements, and is provided solely for convenience. Exceptions arise where data has been extracted
directly from source records.
History
Rio Tinto plc was incorporated on 30 March 1962, as The Rio Tinto-Zinc
Corporation Limited (RTZ). Rio Tinto Limited was incorporated (under a different name) on 17 December 1959 and following a merger with other
Australian interests in 1962, formed a group that was later renamed
CRA Limited (CRA).
In 1997, RTZ became Rio Tinto plc and CRA became Rio Tinto Limited.
Dual-listed companies structure
The businesses of RTZ and CRA were merged contractually in 1995 by way of a dual-listed companies structure (“DLC structure”). Both companies agreed to be managed in a unified way, implementing arrangements to provide shareholders of both companies with a common economic interest in the DLC structure, under a common
Board of Directors.
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
payment must be made so that the amount available for distribution on each share held by shareholders of both companies reflects the
Equalisation Ratio.

Annual Report on Form 20-F 2025	337	riotinto.com
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
respective holder to Rio Tinto plc under the UK Disclosure and Transparency Rule 5. The percentage of voting rights detailed below was calculated as at the date of the relevant disclosures. The following table shows shareholders who have provided this notice or an equivalent as of 31 December 2025.

Rio Tinto plc	Date of notice	Number of shares	Percentage of capital
BlackRock, Inc.[1]	4 Dec 2009	127,744,871	8.38
Shining Prospect Pte. Ltd	7 Dec 2018	182,550,329	14.02
The Capital Group Companies, Inc.	6 Jul 2022	51,648,733	4.13
JPMorgan Nominees Australia Ltd	9 Oct 2025	50,351,535	4.01
1.On 23 April 2025, BlackRock, Inc. filed an Amendment to Schedule 13G with the SEC and disclosed beneficial ownership of 88,630,056 ordinary shares in Rio Tinto plc, representing
7.1% of that class of shares.
Substantial shareholders in Rio Tinto Limited
Under the Australian Corporations Act 2001, any person with 5% or more voting power in Rio Tinto Limited is required to provide the company with notice. The following table shows shareholders who have provided this notice or an equivalent as of 5 February 2026:

Rio Tinto Limited	Date of notice	Number of shares	Percentage of capital[1]
State Street Corporation	19 Jan 2026	40,087,609	10.80
JP Morgan Chase & Co	15 Jan 2026	26,467,382	7.13
The Vanguard Group, Inc.[2]	18 Jul 2025	24,179,069	6.51
BlackRock, Inc.[3,4]	5 Dec 2022	26,031,175	7.01
Shining Prospect Pte. Ltd	9 Feb 2018	see footnote[5]	see footnote[5]
1.The percentage of voting rights detailed was as disclosed in the notice received by the company, calculated at the time of the relevant disclosure.
2.In its substantial shareholder notice dated 18 July 2025, The Vanguard Group, Inc disclosed a holding of 57,095,506 shares in Rio Tinto plc and 24,179,069 shares in Rio Tinto Limited, which gave Vanguard Inc. and its associates voting power of 5.001% in the Rio Tinto Group on a Joint Decision Matter. Accordingly, in addition to being substantial shareholders of Rio
Tinto Limited by virtue of interests held in Rio Tinto Limited’s shares, through the operation of the Australian Corporations Act 2001 as modified to apply to the DLC structure, these entities disclosed voting power of 5.001% in Rio Tinto Limited. Based on this notification, as at 18 July 2025, The Vanguard Group, Inc directly held a 6.51% interest in Rio Tinto Limited.
3.In its substantial holding notice dated 5 December 2022, BlackRock, Inc. disclosed a holding of 115,764,125 shares in Rio Tinto plc and 26,031,175 shares in Rio Tinto Limited, which gave BlackRock, Inc. and its associates voting power of 8.74% in the Rio Tinto Group on a Joint Decision matter. Accordingly, in addition to being substantial shareholders of Rio Tinto
Limited by virtue of interests held in Rio Tinto Limited’s shares, through the operation of the Australian Corporations Act 2001 as modified to apply to the DLC structure, these entities disclosed voting power of 8.74% in Rio Tinto Limited. Based on this notification, as at 5 December 2022, BlackRock, Inc. directly held a 7.01% interest in Rio Tinto Limited.
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
the DLC structure, these disclosed voting power of 10.32% in Rio Tinto Limited.

Annual Report on Form 20-F 2025	338	riotinto.com
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
As of 5 February 2026, the total amount of the Group’s voting securities owned by the Directors and Executives in Rio Tinto plc was 111,714 ordinary shares of 10p each or ADRs. There were
22,246 holders of record of Rio Tinto plc’s shares. Of these holders,
337 had registered addresses in the US and held a total of 286,520
Rio Tinto plc shares, representing 0.02% of the total number of
Rio Tinto plc shares issued and outstanding as at such date. In addition, 183,089,466 Rio Tinto plc shares were registered in the name of a custodian account in London which represented 14.58%
of Rio Tinto plc shares issued and outstanding. These shares were represented by 183,089,466 Rio Tinto plc ADRs held on record by
402 ADR holders. In addition, certain accounts on record with registered addresses other than in the US hold shares, in whole or in part, beneficially for US persons.
As of 5 February 2026, the total amount of the Group’s voting securities owned by Directors and Executives in Rio Tinto Limited was 94,660 shares, in aggregate representing less than 0.01% of the Group’s total number of ordinary shares in issue. There were
185,612 holders of record of Rio Tinto Limited shares. Of these holders, 237 had registered addresses in the US, representing approximately 0.03% of the total number of Rio Tinto Limited shares issued and outstanding as of such date. In addition, nominee accounts of record with registered addresses other than in the US may hold Rio Tinto Limited shares, in whole or in part, beneficially for US persons.
Unquoted equity securities in Rio Tinto Limited
As at 5 February 2026, there were Rio Tinto Limited unquoted equity securities on issue, comprising 45,181 unvested Bonus Deferral
Awards held by 4 holders; 998,237 unvested Management Share
Awards held by 1,154 holders; and 2,331,118 unvested
Performance Share Awards held by 299 holders, all of which were granted under the Rio Tinto Limited Equity Incentive Plan, and
1,691,822 unvested matching share rights were granted under the
Rio Tinto Limited Global Employee Share Plan held by 18,530
holders. This information is provided in compliance with ASX Listing
Rule 4.10.16.
Analysis of ordinary shareholders

	Rio Tinto plc				Rio Tinto Limited
As at 5 February 2026	No. of accounts	%	Shares	%	No. of accounts	%	Shares	%
1 to 1,000 shares	16,630	74.76	5,141,549	0.40	161,315	86.91	38,761,873	10.44
1,001 to 5,000 shares	3,924	17.64	7,966,661	0.64	21,876	11.79	43,461,680	11.70
5,001 to 10,000 shares	457	2.07	3,159,958	0.25	1,692	0.91	11,650,866	3.14
10,001 to 25,000 shares	339	1.52	5,369,724	0.42	575	0.31	8,468,490	2.28
25,001 to 125,000 shares	420	1.89	23,759,914	1.89	116	0.06	5,129,123	1.38
125,001 to 250,000 shares	148	0.66	26,595,013	2.12	10	0.01	1,719,277	0.46
250,001 to 1,250,000 shares	223	1	134,546,445	10.72	15	0.01	8,230,767	2.22
1,250,001 to 2,500,000 shares	43	0.19	77,134,442	6.14	5	0.00	9,973,620	2.69
2,500,001 shares and over	62	0.27	972,349,377[1]	77.42	8	0.00	243,950,518	65.69
			1,256,023,083	100.00			371,346,214[3]	100.00
Number of holdings less than marketable parcel of A$500					2,169
1.This includes 183,089,966 shares held in the name of a nominee on the share register. The shares are listed on the New York Stock Exchange (NYSE) in the form of American
Depositary Receipts (ADRs).
2.The total issued share capital is made up of 1,256,023,083 publicly held shares and 1,547,592 shares held in Treasury.
3.Publicly held shares in Rio Tinto Limited.
Twenty largest registered shareholders
The following table lists the 20 largest registered holders of Rio Tinto Limited shares in accordance with the ASX listing rules, together with the number of shares and the percentage of issued capital each holds, as of 5 February 2026.

Rio Tinto Limited	Number of shares	Percentage of issued share capital
HSBC Custody Nominees (Australia) Limited	94,540,269	25.46
Citicorp Nominees Pty Ltd	65,380,821	17.61
J. P. Morgan Nominees Australia Pty Limited	56,225,999	15.14
BNP Paribas Noms Pty Ltd	11,634,065	3.13
BNP Paribas Nominees Pty Ltd (Agency Lending A/C)	8,155,483	2.20
BNP Paribas Nominees Pty Ltd Hub24 Custodial Serv Ltd	3,082,967	0.83
Citicorp Nominees Pty Limited (Colonial First State Inv A/C)	3,046,663	0.82
HSBC Custody Nominees (Australia) Limited (NT-Comnwlth Super Corp A/C)	2,635,917	0.71
Argo Investments Limited	2,345,139	0.63
Netwealth Investments Limited (WRAP Services A/C)	2,246,987	0.61
Australian Foundation Investment Company Limited	2,064,553	0.56
BNP Paribas Nominees Pty Ltd (Clearstream)	1,961,230	0.53
Mutual Trust Pty Ltd	1,558,248	0.42
CGU Insurance	1,060,864	0.29
BNP Paribas Noms (NZ) Ltd	998,941	0.27
Peter & Lyndy White Foundation Pty Ltd (P & L White Foundation A/C)	810,542	0.22
Netwealth Investments Limited (Super Services A/C)	672,271	0.18
Citicorp Nominees Pty Limited (143212 NMMT Ltd A/C)	595,905	0.16
BNP Paribas Noms Pty Ltd (Global Markets)	582,432	0.16
IOOF Investment Services Limited (IPS Superfund A/C)	579,403	0.16

Annual Report on Form 20-F 2025	339	riotinto.com
Additional information | Shareholder information
Material contracts
Articles of Association, Constitution and DLC Sharing
Agreement
As explained on page 336, under the terms of the DLC structure, shareholders of Rio Tinto plc and of Rio Tinto Limited entered into certain contractual arrangements designed to place the
shareholders of both companies in substantially the same position as if they held shares in a single entity that owned all the assets of both companies. As far as is permitted by the UK Companies Act
2006, the Australian Corporations Act 2001 and ASX Listing Rules,
this principle is reflected in the Articles of Association of Rio Tinto plc and in the Constitution of Rio Tinto Limited.
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
•Indemnifying him or her or a third party in respect of obligations incurred by the Director on behalf of, or for the benefit of, the company, or in respect of obligations of the company, for which the Director has assumed responsibility under an
indemnity, security or guarantee.
•Relating to an offer of securities in which he or she may be interested as a holder of securities or as an underwriter.
•Concerning another body corporate in which the Director is
beneficially interested in less than 1% of the issued shares of any class of shares of such a body corporate.
•Relating to an employee benefit in which the Director will share equally with other employees.
•Relating to liability insurance that the company is empowered to purchase for the benefit of Directors of the company in respect of actions undertaken as Directors (or officers) of the company.
•Concerning the giving of indemnities in favour of Directors or the funding of expenditure by Directors to defend criminal, civil or regulatory proceedings or actions against a Director.
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
Directors are not required to hold any shares of either company by way of qualification. The Remuneration Report on pages 122-149 provides information on shareholding policies relating to Executive and Non-Executive Directors. Please refer to the Directors’ Report for information on the appointment of Directors.
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
A poll may be demanded by any of the following:
•The Chair of the meeting.
•At least 5 shareholders entitled to vote on the resolution.
•Any shareholder(s) representing in the aggregate not less than one tenth (Rio Tinto plc) or one 20th (Rio Tinto Limited) of the total voting rights of all shareholders entitled to vote on the resolution.
•Any shareholder(s) holding Rio Tinto plc shares conferring a right to vote at the meeting on which there have been paid-up sums in the aggregate equal to not less than one tenth of the total sum paid up on all the shares conferring that right.
•The holder of the Special Voting Share of either company.
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
•Ordinary resolutions (for example the election of Directors), which require the affirmative vote of a majority of persons voting at a meeting for which there is a quorum.
•Special resolutions (for example amending the Articles of
Association of Rio Tinto plc or the Constitution of Rio Tinto
Limited), which require the affirmative vote of not less than three-
quarters of the persons voting at a meeting at which there is a quorum.
The Sharing Agreement further classifies resolutions as Joint
Decisions and class rights actions as explained on pages 336-337.

Annual Report on Form 20-F 2025	340	riotinto.com
Additional information | Shareholder information
AGMs must be convened with 21 days’ written notice for Rio Tinto plc and with 28 days’ notice for Rio Tinto Limited. In accordance with the authority granted by shareholders at the Rio Tinto plc AGM in
2025, other meetings of Rio Tinto plc may be convened with 14 days’ written notice for the passing of a special resolution, and with
14 days’ notice for any other resolution, depending on the nature of the business to be transacted. All meetings of Rio Tinto Limited require 28 days’ notice. In calculating the period of notice, any time taken to deliver the notice and the day of the meeting itself are not included. The notice must specify the nature of the business to be transacted.
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
336.
Facility agreements
Details of the Group’s credit facilities are set out in the Our capital and liquidity section to the financial statements on page 199.
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
willing to act as a Director in their place. In line with the UK
Corporate Governance Code, all Directors are required to stand for re-election at each AGM.

Annual Report on Form 20-F 2025	341	riotinto.com
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
UK listing rules cross-reference table
The following table contains only those sections of UK listing rule 6.6.1 which are relevant. The remaining sections of listing rule 6.6.1 are not applicable.

UK Listing rule	Description of listing rule	Reference in report
6.6.1 (1)	A statement of any interest capitalised by the Group during the year	Note 9 Finance income and finance costs.
6.6.1 (11)	Details of any arrangement under which a shareholder has waived or agreed to waive any dividends	See page 151.
Metal prices and exchange rates

Metal prices – average for the year		2025	2024	Increase/ (Decrease)
Copper	– US cents/lb	451	415	9%
Aluminium	– $/tonne	2,632	2,419	9%
Gold	– $/troy oz	3,432	2,386	44%

Average exchange rates against the US dollar
Pound sterling		1.32	1.28	3%
Australian dollar		0.64	0.66	(2)%
Canadian dollar		0.72	0.73	(2)%
Euro		1.13	1.08	4%
South African rand		0.056	0.055	3%

Year-end exchange rates against the US dollar
Pound sterling		1.35	1.25	8%
Australian dollar		0.67	0.62	8%
Canadian dollar		0.73	0.70	5%
Euro		1.18	1.04	13%
South African rand		0.060	0.053	13%

Annual Report on Form 20-F 2025	342	riotinto.com
Additional information
US Disclosure
Disclosure pursuant to Section 13(r) of the
U.S. Securities Exchange Act of 1934
Section 219 of the Iran Threat Reduction and Syria Human Rights
Act of 2012 added Section 13(r) to the Securities Exchange Act of
1934 (the “Exchange Act”). Section 13(r) to the Exchange Act
requires an issuer to disclose in its annual reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran during the period covered by the report. The Company notes the following in relation to activities that took place in 2025, or in relation to activities the Company became aware of in 2025 relating to disclosable
activities prior to the reporting period.
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
2018.
On 16 July 2019, the Company completed the sale of its entire interest 68.62 per cent stake in Rössing to China National Uranium
Corporation Limited (“CNUC”) for an initial cash payment of $6.5 million and a contingent payment of up to $100 million. The
contingent payment is linked to uranium spot prices reaching a certain level and Rössing's net income until calendar year 2026. As a result of the increase in uranium prices, the conditions for a contingent payment have been satisfied, the amount being subject to finalisation. As of 31 December 2025 no amounts have been
received. In addition, the Company will receive a cash payment if, subject to certain conditions, CNUC sell the Zelda 20 Mineral
Deposit during a restricted period.
As of 31 December 2025, to the best of Rio Tinto’s knowledge,
CNUC had not sold the Zelda Mineral Deposit. Rio Tinto Marketing
Pte Ltd has continued to purchase a quantity of uranium produced by Rössing, in order to satisfy existing contractual commitments with customers, pursuant to an ongoing marketing arrangement which will cease on 26 December 2026.
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
connection with a trade or business conducted outside of the United
States, US expatriates or a person whose functional currency is not the US dollar.

Annual Report on Form 20-F 2025	343	riotinto.com
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
Inheritance tax
Under the UK/US Inheritance and Gift Tax Treaty (1978) (UK/US Estate
Tax Treaty), a US holder, who is an individual shareholder and is domiciled for the purpose of UK/US Estate Tax Treaty in the United States and is not
for the purposes of the UK/US Estate Tax Treaty a national of the UK, will not (provided any US federal or estate gift tax chargeable has been paid)
be subject to UK inheritance tax upon the holder’s death or on a gift of a
Group ADS or share during the holder’s lifetime, unless that ADS or share
(i) forms part of the business property of a permanent establishment of the shareholder in the UK, (ii) pertains to a fixed base situated in the UK used in the performance of independent personal services, or (iii) is held on trust, unless at the time of the settlement, the settlor was domiciled for the purposes of UK/US Estate Tax Treaty in the United States and was not for
the purposes of UK/US Estate Tax Treaty a national of the UK. Where a
Group ADS or share is subject to both UK inheritance tax and US Federal gift or estate tax, tax payments are relieved in accordance with the priority rules set out in the UK/US Estate Tax Treaty.
Stamp duty and stamp duty reserve tax
UK stamp duty should not be required to be paid in respect of a transfer of Rio Tinto plc ADSs provided that the transfer instrument is not executed in, and at all times remains outside, the UK and does not relate to any property situate or to any matter or thing done or to be done in the
UK. An agreement for the transfer of a Rio Tinto plc ADS will not be subject to stamp duty reserve Tax (SDRT). Unconditional agreements to transfer Rio Tinto plc shares are subject to SDRT at a rate of 0.5% of the amount or value of the consideration payable for the transfer. Transfers of Rio Tinto plc shares using a written transfer instrument are subject to stamp duty at a rate of 0.5% of the amount or value of the consideration on transactions over £1,000 (rounded up to the nearest £5). However, if within six years of the date of the agreement becoming unconditional, an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument of transfer, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled. Conversions of Rio Tinto plc shares into Rio Tinto plc
ADSs will be subject to additional stamp duty or SDRT at a rate of 1.5%
of the amount or value of the consideration given or, in certain circumstances, the value of the shares, on all transfers to the depositary or its nominee, unless such a transfer is in the course of capital-raising arrangements (as defined in the relevant legislation). All subsequent transfers of depositary receipts within the depositary receipts system are free from SDRT and stamp duty.
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
the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax.

Annual Report on Form 20-F 2025	344	riotinto.com
Additional information | US Disclosure
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
The shares are registered with the US Securities and Exchange
Commission (“SEC”), are listed on the NYSE and are traded under the symbol RIO.

Annual Report on Form 20-F 2025	345	riotinto.com
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
•Share distributions, stock split, rights, merger
•Exchange of securities or other transactions
•Other events or distributions affecting the ADSs or the deposited securities
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

Expenses of the depositary
Expenses incurred on behalf of holders in connection with:
•Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
•The depositary’s or its custodian’s compliance with applicable law, rule or regulation
•Stock transfer or other taxes and other governmental charges
•Cable, telex, facsimile and electronic transmission/delivery
•Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
•Any other charge payable by the depositary or its agents
Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions
Fees and payments made by the depositary to
the issuer
JPMorgan has agreed to reimburse certain company expenses
related to the Rio Tinto plc ADR programme and incurred by the
Group in connection with the programme. The Group received US
$4,242,709.56. in respect of expenses incurred by the Group in connection with the ADR programme for the year ended 31
December 2025. JPMorgan did not pay any amount on the Group’s behalf to third parties.
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
Document on display
Rio Tinto is subject to the SEC reporting requirements for foreign companies. This Form 20-F, which corresponds with the Form 10-K for US public companies, was filed with the SEC on 19 February
2026. Rio Tinto’s Form 20-F and other filings can be viewed on the
Rio Tinto website as well as the SEC website at www.sec.gov

Annual Report on Form 20-F 2025	346	riotinto.com
Additional information | US Disclosure
Cyber security
Our vision and strategy
Our vision is to make cyber security implicit in everything we do – supporting safe operations and enabling innovation, while proactively managing risks to our people, information and assets.
Our 2026–2028 Cyber Security Strategy builds on the progress achieved in enhancing Rio Tinto’s overall cyber security posture under the 2023–2025 strategy, with continued focus on
strengthening our Industrial & Operational Technology (I&OT)
network security and perimeter defences. It places greater emphasis on clear guardrails, streamlined processes and comprehensive documentation, all aimed at sustaining resilience across a changing threat landscape. Our strategic objectives centre on:

Maintaining a best‑in‑class cyber security capability
Continue to mature and evolve our cyber security capabilities to remain aligned with industry-leading practices, threat intelligence and Rio Tinto strategy.

Implementing and sustaining effective controls
Ensure consistent implementation and management of cyber security controls aligned with our cyber security risk appetite, compliance and regulatory obligations.

Supporting Rio Tinto in proactively managing its cyber security risks Continue to embed cyber security guardrails, standards and expert guidance in business processes and decision making.
Annual plans, endorsed at the start of each financial year by the
Chief Financial Officer (CFO), translate strategy into deliverable initiatives and investment. Major initiatives and improvement objectives for 2026 relate to improving I&OT endpoint detection and response, further securing remote access to process control
networks, and enhancing controls in our corporate environment.
Independent assessments are conducted at least annually to
validate effectiveness of our plans and strategy.
Risk management
Overview of our risk process
Our company is exposed to a variety of cyber security risks that can have financial, operational and compliance impacts on our business performance, reputation and licence to operate. The effective management of cyber security risk is therefore critical to supporting the delivery of Rio Tinto's strategic objectives.
Cyber security risk management at Rio Tinto follows a consistent,
Group‑wide approach, aligned with our Risk Policy & Standard and embedded in everyday decision‑making. The process is designed to spot risks early, assess potential impacts, implement controls to mitigate risks before they materialise, monitor control performance, and deal effectively with risks in the event they do materialise. It aims to manage – not eliminate – risk, recognising that taking well‑understood, well‑controlled risk is part of creating shareholder returns.
Clear accountability for risk management runs throughout the business, supported by a dedicated Risk function, and escalation pathways to executive management and the Board when required.
Assessments and risk analysis
We identify potential risks against a common Group risk taxonomy that includes information and cyber security. Where exposure is identified, we apply a universal evaluation scheme to assess potential impact, including consequences for the confidentiality, integrity and availability of our information and technology assets.
Our Threat Intelligence function maintains relationships with government agencies, industry bodies and specialist providers.
When new threats are identified, the function investigates exposure and engages relevant cyber security functions including the Cyber
Risk function. We also test resilience through penetration testing
(ethical hacking) and use these insights to recommend control improvements.
A dedicated cyber risk team conducts Security Risk Assessments
(SRA) for Information Technology (IT) and I&OT projects and
significant changes, including third‑party changes that affect our cyber posture. The team also runs a risk‑based program of
“deep‑dives” and diagnostic risk assessments of established
environments to identify current exposures and assess control effectiveness.
Cyber security framework and controls
Our Group Procedure for Information and Cyber Security sets the foundation for cyber security governance across our people, our information, and our technology – including IT and I&OT. It aligns our programme to the National Institute of Standards and
Technology Cybersecurity Framework (NIST CSF) 2.0 core
functions – Govern, Identify, Protect, Detect, Respond and Recover
– and is supported by mandatory control objectives and technical standards.
Our cyber security technical standards cover domains such as access control, endpoint and platform security, threat and
vulnerability management, backup and recovery, and awareness and training. Information and system owners are responsible for implementing controls appropriate to risk and criticality, with the
Cyber Security function overseeing standards, guidance and
assurance.
Awareness and behaviour
Mandatory cyber security training, reinforced by ongoing
communications, in-person and online events, on‑demand materials and InCyber quarterly awareness sessions, helps employees and contractors understand their responsibilities. These include:
protecting Rio Tinto’s assets, complying with the Acceptable Use
Standard and our Code of Conduct, and promptly reporting
suspicious activity to the Cyber Security team. Leaders are required to promote awareness and support compliance across their teams.
Phishing simulations are conducted Group-wide on a scheduled and/or targeted basis to test staff vigilance and improve awareness.
How cyber risk fits into our wider risk processes
Cyber security is treated as a material risk within our Enterprise Risk
Management (ERM) framework. The Board provides leadership
within a framework of prudent and effective controls and sets risk appetite. The Audit & Risk Committee, one of our Board committees supporting the Board, monitors internal controls and risk
management, including auditor independence and the robustness of assurance.
Responsibility for risk management is delegated to the Risk
Management Committee. This committee – a sub‑committee of the
Executive Committee chaired by the CFO – provides oversight of material risks (including cyber security risk) that could materially impact Rio Tinto’s business objectives and exceed its risk
tolerances, verifying exposure levels, trends and the effectiveness of critical controls and response plans against Board‑approved risk appetite.
The Risk function supports the management and reporting of material risks and escalates key issues to the Board as appropriate.
Independent checks and expert support
We regularly commission independent assessments and
benchmarking against the NIST CSF 2.0, upon which our internal technical standards are based. These recurring assessments are conducted by consultancies specialising in cyber security and include simulated adversarial testing (ie red‑team activity). These recurring reviews inform maturity, identify improvement priorities and support external assurance over our cyber posture.
The Audit & Risk Committee oversees our relationship with external auditors, reviews non‑audit services to safeguard independence, and assesses audit effectiveness.

Annual Report on Form 20-F 2025	347	riotinto.com
Additional information | US Disclosure
Managing risks from third‑party providers
We operate a structured approach to third‑party cyber security risk.
Our Cyber Security Requirements for Suppliers, embedded in our supplier agreements and publicly available in our website, require vendors whose systems interact with Rio Tinto’s environments to meet defined security controls, conduct documented risk
assessments (or provide recognised third‑party attestations such as
ISO/IEC 27001 or SOC 2 Type II), and maintain strong access
control discipline. This includes provisioning via Rio Tinto’s identity provider, multi‑factor authentication, strict time‑bound access, and unique mapping of identities to individuals.
Vendors must implement secure remote access approved by
Rio Tinto, enforce strict network segmentation rules, maintain disaster recovery plans with periodic testing, operate effective change control with security impact evaluation and records
retention, apply strong encryption aligned to industry standards (eg
NIST FIPS, ISO/IEC), and follow approved procedures for
removable media. These obligations help reduce supply‑chain risk across our operating footprint.
Has cyber risk affected our business – and could
it?
The threat landscape is evolving rapidly, with digitisation and increasing connectivity between IT and I&OT expanding the attack surface. While Rio Tinto has not experienced a significant cyber security incident since December 2014, we remain vigilant. Recent supplier breaches (eg GoAnywhere, HWL Ebsworth and Intermed)
have indirectly impacted us, and we continuously adapt our controls accordingly. In our Material risk Update, cyber risk evaluation has trended upward versus 2024, driven by broader technology adoption
– including automation, artificial intelligence (AI) and third‑party connectivity – and the complexity of our global I&OT environments.
For I&OT in particular, targeted attacks or ransomware‑style events could lead to operational disruption, safety implications, increased remediation costs or reputational harm. Our approach aims to reduce the likelihood and impact of such events: maintaining a perpetual program of work to strengthen controls, leveraging threat intelligence, embedding “secure by design” principles, and investing in endpoint detection, network segregation, and identity and access management across I&OT. We also sustain organisation‑wide
awareness and skills programs to support resilience.
We recognise that cyber risk is increasing and continue to assess whether future incidents — or the combined impact of related events
— could be material. If so, our governance, reporting cadence and external assurance will support timely escalation and disclosure.
The Disclosure Committee reviews and approves significant public disclosures and oversees compliance with relevant legal and
regulatory requirements, including processes to ensure accuracy and timeliness.
Governance
Board oversight of cyber security
The Board is responsible for overseeing material risk across
Rio Tinto and setting the business’s risk appetite. At the executive level, the Risk Management Committee provides oversight of
material risks – including cyber security – verifying exposure levels and trends, and confirming that the organisation operates within
Board‑approved risk appetite with effective critical controls and response plans.
The Board receives periodic updates on cyber security from
management as part of its regular oversight. This structure ensures the Board and its committees are informed about cyber security risk through a consistent reporting cadence and formal reporting
channels.
Management’s role in cyber security
Who is responsible and what expertise they have
Accountability for the effective management of cyber security risks and events rests with executive management. Day-to-day
responsibility sits with the Cyber Security function, led by the Chief
Information Security Officer (CISO), and with system owners across
IT and I&OT. The CISO reports to the Chief Information Officer
(CIO), and the CFO is the accountable executive for cyber risk and
Chair of the Risk Management Committee.
The Cyber Security function is responsible for defining and
maintaining Rio Tinto’s cyber security strategy and standards, enforcing procedures, and sustaining risk management practices consistent with the Group’s Risk Policy & Standard. Its expertise spans strategy, standards and procedures, risk management, threat intelligence, training and awareness, control implementation and assessment, detection and response, and vulnerability management
– providing the breadth required to manage a complex global
environment and to inform leadership decisions.
Our Group Procedure for Information and Cyber Security sets out responsibilities for all employees, including leaders and relevant management committees. Leaders across Rio Tinto are accountable for their teams’ compliance with cyber standards and procedures, and system owners must ensure appropriate security based on risk and criticality of the systems they operate. This structure ensures clear lines of ownership, consistent implementation of controls, and effective escalation and oversight.
How we monitor controls and keep management
informed
We track key metrics – such as patching rates and critical
vulnerability trends – and review them regularly against business priorities, threat intelligence and the NIST CSF 2.0. We report outcomes monthly to the CFO, quarterly to the Risk Management
Committee, and biannually to the Board’s Audit & Risk Committee.
This cadence reinforces transparency and accountability across governance layers.

Annual Report on Form 20-F 2025	348	riotinto.com
Additional information | US Disclosure

Name	Title	Relevant experience
Peter Cunningham	Chief Financial Officer
Peter joined Rio Tinto in March 1993 and was appointed Chief Financial Officer and Executive Director in June 2021, as well as Chair of the Cyber Security
Steering Committee, whose role was absorbed by the Risk Management
Committee in 2025. As Chair of the Risk Management Committee and the
accountable executive for cyber security risk, Peter sponsors and oversees key cyber security decisions and escalations at the Group level. With extensive experience in senior leadership roles, Peter brings expertise in governance, risk management, and internal controls, enabling strong integration of cyber risk into the broader enterprise risk framework.

Daniel Evans	Chief Information Officer	Daniel has 15 years of cyber security leadership experience in senior, cyber intelligence, and operational leadership roles.
Scott Brown	Chief Information Security Officer	Scott has more than 17 years of cyber security experience in both senior leadership and operational roles.
Management uses dashboards, metrics and periodic assurance
activities to monitor prevention, detection, mitigation and
remediation across both corporate IT and I&OT. Key indicators –
such as patch compliance, legacy operating systems and critical vulnerabilities – are tracked and refined against NIST CSF 2.0 and business priorities. Threat intelligence, penetration testing and phishing exercises provide additional insights into resilience.
Security Risk Assessments identify exposures arising from new technology, and “deep dives” and risk diagnostics identify the current exposures, including third‑party connectivity and ageing
environments. Training and awareness programmes reinforce
behaviours that prevent incidents and improve detection and
reporting.
Incident response is managed by a dedicated Cyber Incident
Response team, which works 24/7 to contain, analyse and
remediate events. Defined triage processes and escalation
thresholds integrate cyber incident management with broader
business resilience and crisis management, with visibility to the
Disclosure Committee for material incidents.
Risk transfer and insurance
For certain major risks – such as natural disasters – internal controls may not be practical. Where appropriate, we obtain coverage from third parties in international insurance markets. While insurance cannot prevent disruption, it is a component of our broader risk management approach.

Annual Report on Form 20-F 2025	349	riotinto.com
Additional information | US Disclosure
Summary disclosure of operations pursuant
to Item 1303 of SK-1300 under Securities Act
of 1933
Overview of operations
Rio Tinto is a mining and metals company with operations and projects in 34 countries across 6 continents, including in Australia, North and
South America, Europe, Asia and Africa. Rio Tinto owns and operates open pit and underground mines, mills, refineries, smelters, power stations and research and service facilities to produce iron ore, copper, aluminium, diamonds, gold and industrial minerals products, which it delivers to customers using its own railways, ports and ships.
The map below sets out the locations of Rio Tinto’s operations and assets globally.
For additional details regarding the location of each of Rio Tinto’s mining properties, see Mineral Reserves and Mineral Resources on pages
282-304. See also Mines and Production Facilities on pages 305-325 for a summary of the ownership interests, operators, titles and leases
(including acreage involved), stages of the properties, key permit conditions, mine types and mineralisation styles and processing plants related to Rio Tinto’s operations.
Further, information regarding the aggregate production for Rio Tinto’s operations for the last three fiscal years can be found on pages 276-277.
Summary of Mineral Resources and
Mineral Reserves
For a summary of the amount and grade of Rio Tinto’s Measured,
Indicated and Inferred Mineral Resources by type and geographic area, as determined by a Qualified Person as of 31 December 2025, see Mineral Resources on pages 294-304.
For a summary of the amount and grade of Rio Tinto’s Proven and
Probable Mineral Reserves by type and geographic area, as
determined by a Qualified Person as of 31 December 2025, see
Mineral Reserves on pages 282-293.
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
Managed and non-managed operations
Operations and projects1

Aluminium Lithium[2]
Copper
Iron Ore
Other[3]

Mines
Projects
Smelters, refineries, processing plants, and power and shipping facilities remote from mine
Non-managed operations
1.Includes our mines and production facilities, main exploration activities and countries where we have a significant presence through activities including research and development, commercial, sales, and corporate functions.
2.The Lithium projects in Chile are subject to regulatory approval and final execution.
3.Includes the Borates and Iron & Titanium businesses, which are under strategic review, and the Diamonds business. These are now classified below our segmental reporting.

Annual Report on Form 20-F 2025	350	riotinto.com
Additional information | US Disclosure
The following disclosure provides a brief description of the individual properties which Rio Tinto considers material to its business and financial condition.
Pilbara operations
Property overview
Rio Tinto owns and operates an integrated portfolio of iron ore assets in the Pilbara region of Western Australia comprising a network of 18 iron ore mines, four port terminals, a nearly 2,000 km rail network and other infrastructure (Pilbara Property).
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
History
Rio Tinto commenced exploration in the Hamersley range in 1961 and then continued efforts through its subsidiary Conzinc Riotinto of
Australia (CRA) following the easing of the Australian Government’s iron ore export embargo in November 1960 and the subsequent
issue of exploration permits, which laid the foundation for the development and growth of the iron ore industry in the Pilbara region.
Rio Tinto’s initial first full calendar year of production commenced by
Hamersley Iron in 1967, mining 6.2 Mt and shipping 3.6 Mt of iron ore, supported by a workforce of some 4,500 employees. As of 31
December 2025, the Pilbara Property had over 17,000 employees and contractors operating a total of 18 mines. For a full description of the history of the previous operations (including identities of the previous operators) of each of the mines which makeup the Pilbara
Property, see Mines and Production Facilities on pages 316-317.
Infrastructure
Roads
Rio Tinto operates and maintains nearly 8,000 km of roads and tracks at the Pilbara Property. Approximately 400 km are sealed roads located within mine sites or between mine sites and public roads. The remaining are unsealed with approximately 80%
classified as tracks and 20% classified as roads.
Rail
Rio Tinto’s railway at Pilbara is the largest privately owned, operated, and maintained railway in the world. Nearly 2,000 km of track infrastructure, connects the 18 mine sites to two ports. The rail system includes an integrated control signalling system and is further supported by the Pilbara communication, train control and
AutoHaul® systems.
Rio Tinto’s railway at the Pilbara Property operates and complies under the requirements set by the Office of the National Rail Safety
Regulator in Australia.

Iron Ore operations – Australia

60 km
116ºE
117ºE
118ºE
119ºE
120ºE
21ºS
22ºS
23ºS
N
Port Hedland
DSL Port Hedland Operation
Dampier
Cape Lambert
Parker Point & EII
Yurralyi Maya
Wickham
Roebourne
Karratha
DSL Dampier Operation
Legend
Power Station
Port
Mine
Town
Powerline (132-220kV)
Railway
Road
Marble Bar
Pannawonica
Onslow
Mesa A
Mesa J
Nullagine
Silvergrass
Nammuldi
Brockman 2
Brockman 4
Western Turner Syncline
Mount Tom Price
Marandoo
Gudai-Darri
Tom Price
Yandicoogina
Hope Downs 1
Paraburdoo
Western Range
Eastern Range
Channar
Paraburdoo Town
West Angelas
Hope Downs 4
Newman

Annual Report on Form 20-F 2025	351	riotinto.com
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
Additionally, operations at Gudai-Darri utilise a 34 megawatt (MW)
solar photovoltaic single-axis tracking solar farm.
The network load varies seasonally between 200-300 MW with gas provided by the Dampier to Bunbury Nature Gas Pipeline and the
Goldfields Gas Pipeline. The transmission network is predominantly
220 kilovolts (kV) with nearly 800 km of overhead transmission line and a 132kV transmission line between Cape Lambert and
Pannawonica. There are three 220kV switching stations and twelve bulk terminal substations located near the port and mine operations where the transmission voltage is stepped down to 33kV for
distribution within the facilities. Rio Tinto is also the network operator for the towns of Tom Price, Paraburdoo, Wickham, Dampier, and
Pannawonica.
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
Information by Business Unit on pages 267-268.
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
information systems team. Further, a tenement database provides reminder notices of pending renewals and renewal procedures are adhered to in accordance with established guidelines.

Annual Report on Form 20-F 2025	352	riotinto.com
Additional information | US Disclosure
The following table lists the Rio Tinto mining leases containing the Pilbara Property Mineral Reserves. This is a subset of the 120 tenements held across the Pilbara Property, covering approximately 468,115ha.

Lease	Holder	Type	Area (ha)
ML4SA	Hamersley Iron Pty. Limited	SA Mineral Lease	80,617
M272SA	Hamersley Iron Pty. Limited	SA Mineral Lease	14,136
ML252SA	Mount Bruce Mining Pty Limited	SA Mineral Lease	84,641
ML246SA	Hamersley Iron Pty. Limited	SA Mineral Lease	22,837
M265SA	Channar JV	SA Mineral Lease	5,956
M274SA	Hamersley Iron - Yandi Pty Limited	SA Mineral Lease	30,550
M282SA	Hope Downs JV	SA Mineral Lease	57,222
ML248SA	Robe River Ltd	SA Mineral Lease	81,298
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
For further details regarding the titles, leases and rights for each of the mines in the Pilbara Property, see Mines and Production
Facilities–Pilbara on pages 316-317.
Mineral Resources
The table on pages 300-301 of this Form 20-F sets out the amount and grade, of the Pilbara Property’s Measured, Indicated and
Inferred Mineral Resources for the year ended 31 December 2025
(Australian Iron Ore operations). Mineral Resources are reported as in situ estimates. Compared to the year ended 31 December 2024, there is minimal change (0.2% decrease) in reportable Mineral
Resources for the year ended 31 December 2025. There is a 9%
decrease in Measured Mineral Resources, a 4% increase in
Indicated Mineral Resources and less than 0.3% decrease in
Inferred Mineral Resources.
The Mineral Resources estimate is based on the following
assumptions:
•Exclusive of Mineral Reserves – Mineral Resources are reported exclusive of Mineral Reserves.
•Moisture – All Mineral Resources tonnages are estimated and reported on a dry basis.
•Mining Factors or Assumptions – It is assumed that standard open pit load and haul mining operations used by Rio Tinto will be applicable for the mining of Mineral Resources ore.
•Cut-off – Currently, Rio Tinto reports Mineral Resources by deposit type (BID further sub-divided by geological formation, CID and DID). In addition to this, Rio Tinto sub-divides iron
mineralisation for reporting Mineral Resources typically using the following criteria:
•High-grade Brockman is reported as ≥ 60% iron (Fe).
•High-grade Marra Mamba is reported as ≥ 58% Fe where
geology is coded as major units.
•High Grade Boolgeeda using a Fe cut-off grade (≥ 60% Fe).
•Process Ore is reported as ≥ 50% Fe <60% and ≥ 3% Al2O3 <
6% where geology is coded as major units.
•Blending Ore - Brockman and Boolgeeda: reported ≥ 56% Fe, ≤
4.5% SiO2, ≤ 3% Al2O3 where geology is coded as major units, hydrated or detrital and not captured in High Grade or Process
Ore.
•Blending Ore - Marra Mamba: reported ≥ 56% Fe, ≤ 4.5% SiO2,
≤ 3.5% Al2O3 where geology is coded as major units, hydrated or detrital and not captured in High-grade.
•Boolgeeda is reported as High Grade ≥ 60% Fe and as Blending
Aluminous ≥ 55% Fe < 60% and ≥ 3% Al2O3 < 6.5%.
•Detritals are reported in relation to their Bedded origins.
•CIDs are reported primarily based on strand (geological
subdivision), but with some exceptions where a cut-off grade is applied based on metallurgical processing recovery
assumptions. In addition, Mineral Resources are reported for major strands only.
•Metallurgical Factors or Assumptions – It is assumed that crushing, screening and beneficiation processes used by Rio Tinto will be applicable for the processing of reported Mineral Resources.
Predicted yield and upgrade are deposit specific and are based on metallurgical test work conducted on representative samples
collected from those deposits or adjacent analogous deposits.
•Environmental Factors or Assumptions –Extensive environmental surveys and studies will be completed during the project study phases to determine if the project requires formal State and Commonwealth environmental assessment and approval. Mapping of oxidised shales, black carbonaceous shales, lignite, and the location of the water table, is used to predict and manage potential environmental impacts.
•Heritage Factors or Assumptions – Extensive cultural heritage studies, surveys and engagement with traditional owners will be completed during project study phases to determine if projects require additional assessment, monitoring, or exclusion areas to be
maintained during mining, to manage potential impacts to sites and cultural values.
For more information regarding the material assumptions for the Mineral
Resources estimates, see Section 11 of the Pilbara Operations Technical
Report Summary filed as exhibit 96.1 to this Form 20-F.
Mineral Reserves
The table on pages 288-289 of this Form 20-F sets out the amount, grade, prices and metallurgical recovery of the Pilbara Property’s
Proven and Probable Mineral Reserves for the year ended 31
December 2025 (Australian Iron Ore operations).
Compared to the year ended 31 December 2024, the Mineral
Reserves decreased by 1%. Changes were due to mining depletion, the addition of new deposits, design updates, changes to cut-off grades, and adjustments for heritage and environmental
considerations.
The Mineral Reserves estimates are based on the following
assumptions:
•Geological model – Orebody block models (OBMs) are developed for Mineral Resources reporting within each mining area and form the basis of the Mineral Reserves estimates.

Annual Report on Form 20-F 2025	353	riotinto.com
Additional information | US Disclosure
•Moisture – Geology models contain tonnage estimates on a dry in situ basis. During generation of the OBMs, the estimated water content
(moisture) for each block model block is added. The moisture estimate includes consideration of material physical properties and hydrogeology. By including both dry tonnes and water content in the block models, estimates for dry and wet tonnages can be determined from the block models as required for planning, reporting or any other purpose. Metallurgical regressions are applied to dry material. From this, expected water content is predicted for each product, allowing reporting of wet product tonnes by combining the dry tonnes and moisture content.
•Metallurgical and processing recoveries – Metallurgical and processing recovery estimates are applied to crusher feed
tonnages based on the processing plant type. Dry crushing and screening plants achieve a recovery of 100%. Wet plants achieve typical recoveries of 85 to 92% (dry basis) for the Marra Mamba and Brockman ores. Processing of pisolite ores results in
recoveries ranging from 50% to 90% due to the relatively higher and more variable clay content. The beneficiation plant yield is approximately 60% to 70%.
•Cut-off – The key determinant for the classification of material into ore and waste is the target product specification of the various iron ore products. Whether a particular parcel of material has economic value or not does not depend on the characteristics of the parcel itself, but on its potential contribution to a material blend. Target product specifications determine the quantity of saleable ore that can be economically extracted from the
orebodies, and thus the reported Mineral Reserves. The cut-off grade for the reported Mineral Reserves is not based on
calculation of a break-even content of a payable mineral,
or similar economic break-even analysis.
The primary parameter for determining if material is ore or waste is iron content. Deleterious elements such as phosphorous or alumina can also influence the ore-waste determination. Iron cut-off grade ranges for the different material types can be seen below:

Ore Type	Cut-off Range (Fe%)
Yandicoogina Pisolite	55%
Robe Valley Pisolite	50-55%
Brockman	56-60%
Marra Mamba	56-58%
•Methodology – A mining schedule that fully consumes the
scheduling inventory for the Pilbara Property is developed from the prepared OBMs. To demonstrate economic viability of the
Mineral Reserves, economic modelling is completed. Material is only reported as Mineral Reserves if the level of geological certainty is sufficient to allow a Qualified Person to apply the modifying factors in sufficient detail to support detailed mine planning and economic viability of the deposit.
For more information regarding the material assumptions for the
Mineral Reserves estimates, see Section 12 of the Pilbara
Operations Technical Report Summary filed as exhibit 96.1 to this Form 20-F.
Exploration
Additional information on exploration at the Pilbara Property can be found in Section 7 of the Pilbara Operations Technical Report
Summary filed as exhibit 96.1 to this Form 20-F.
Rio Tinto has an ongoing, active programme of exploration over various parts of the Pilbara Property. During 2025, 370,813 m of drilling was completed on programs that are aimed at discovery and development of
Rio Tinto’s iron ore deposits in the Pilbara Property.
Surface exploration activities are also undertaken as part of geological mapping programs over areas where there are
no or limited mining activities. A small number of grab samples
(1-3 kg) are collected when required.
The following table provides a summary of the exploration drilling across the Pilbara Property1.

Exploration / Mining Area	Total drill holes by drill type				Total drill metres by drill type
	P/A/V	RC	DD	U	P/A/V	RC	DD	U
Greater Brockman	2,600	36,998	1,977	81	147,700	2,655,574	162,010	2,383
Greater Tom Price	8,267	11,409	1,327	61	493,017	903,401	121,201	2,958
Greater Paraburdoo	6,950	9,694	898	29	501,178	679,370	92,268	2,947
Robe Valley	1,457	27,121	8,337	3,467	34,517	1,067,599	417,827	91,953
West Pilbara	584	5,624	272	146	26,567	363,116	11,839	5,061
Greater West Angelas	615	26,884	1,867	3,291	20,647	2,076,479	159,751	221,291
Gudai-Darri	774	17,480	609	17	40,734	1,120,789	39,497	252
Greater Hope Downs	173	19,571	1,325	157	5,154	1,529,655	124,798	7,685
Greater Rhodes Ridge	1,816	10,477	549	9	140,576	990,509	58,040	874
Yandicoogina	211	4,652	5,647	25	9,722	320,645	308,305	1,385
East Pilbara	-	1,630	24	17	-	197,019	2,938	1,486
Notes: DD = Diamond, RC = Reverse Circulation, P/A/V = Percussion, Aircore, Vacuum. U = Unknown.
1. Drill hole data up to 31 October 2025.

Annual Report on Form 20-F 2025	354	riotinto.com
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
Open-hole acoustic and optical televiewer image data is collected in specific RC and diamond holes throughout the deposit for structural analyses.

Annual Report on Form 20-F 2025	355	riotinto.com
Additional information | US Disclosure
Escondida
Property overview
Escondida is a leading producer of copper concentrate and cathodes located in the Atacama Desert in northern Chile, 170 km southeast of
Antofagasta at an elevation of approximately 3,100 m above sea level.
It is a non-managed joint venture operated by Minera Escondida
Limitada (MEL) consisting of the Escondida deposit and Escondida
Norte deposit. The location of the operations centred upon the 2 pits are listed and shown in the location map:
•Escondida: Latitude 24° 16’ S, Longitude 69° 04’ W
•Escondida Norte: Latitude 24° 13’ S, Longitude 69° 03’ W
Escondida consists of a series of porphyry deposits containing copper, gold, silver and molybdenum and includes 2 active surface open pit mines in production (the Escondida deposit and Escondida Norte deposit) with ore being processed through 3 processing options (oxide leach, sulphide run of mine leach and conventional flotation concentrators). The processing plants at Escondida include the Los
Colorados, Laguna Seca Line 1 and Laguna Seca Line 2 concentrators.
Escondida also includes the oxide leach facility, SL run of mine leach facility and SX/EW facility.
For SEC reporting purposes, Escondida is considered a production stage property.
In addition to mining activities, MEL conducts both exploration and development activities across the property.
History
Utah International Inc. (Utah) and Getty Oil Co. (Getty) commenced geochemical exploration in the region in 1978 which led to the discovery of the Escondida deposit in 1981. In 1984, through corporate acquisitions, BHP acquired the Escondida property.
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
operates Escondida.
For further details regarding the history for the Escondida property, see Mines and Production Facilities-Escondida on page 312.
Infrastructure
All required infrastructure supporting the current mine plan including roads, rail and port, power and water supply is in place. Access to
Escondida is via a company-maintained public road from the city of
Antofagasta in northern Chile, which is serviced by the
regional airport.
The site infrastructure, centred on 2 two pits, includes 3
concentrator plants, one heap and one dump leaching process
facilities, associated cathode production plant, tailings storage facilities, along with support and service facilities.
Two MEL owned and operated seawater desalination plants are
located at Punta Coloso on the Antofagasta coastline and supply water for processing plants, mine operations and supporting
infrastructure via 3 pipelines to the mine site. Water is recycled from the tailings storage facility for reuse in the concentrator plants.
The nearby Coloso port facility receives copper concentrate via a pipeline from the mine site and processes this to a dry concentrate ready for stockpiling and loading via a dedicated concentrate shiploading facility. Both concentrate pipeline and port facilities are owned and operated by MEL. Additional third-party owned port infrastructure is located at Antofagasta, including rail, train unloading and ship loading facilities.

Annual Report on Form 20-F 2025	356	riotinto.com
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
The power is supplied at 220 kV and then distributed throughout the operations to the required locations via a series of substations. The power transmission system that supplies the mine site is owned and managed by MEL.
Personnel
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
Escondida, subject to payment of annual licence fees. All leases
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
on page 312.
Present condition of property
Continuous resource definition activities are ongoing to upgrade Mineral
Resources understanding to support the mine plans and to develop
Mineral Reserves. These activities include drilling and in-pit mapping.
Geological understanding of the two deposits is supported by a total of approximately 2,732 km of drilling undertaken in a total of approximately
8,740 drill holes.
Surface mining is by drilling and blasting along with shovel/excavator loading and truck haulage from each of the 2 open pits. Extracted sulphide ore undergoes crushing prior to processing in one of 3 concentrators with concentrate piped to the Coloso port for drying.
Lower grade sulphide ore is directly dumped onto leach pads and is processed by biological leaching. Oxide and transitional ores are processed using heap leaching. Leached products are converted to copper cathode then railed to Antofagasta port.

Annual Report on Form 20-F 2025	357	riotinto.com
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
•1998 Acid heap leaching of oxides commenced
•2002 Second concentrator (Phase 4) inaugurated
•2005 Mining commenced at the Escondida Norte deposit
•2006 Dump bio-leaching of sulphides commenced
•2007 First desalination plant commenced pumping
•2016 Third concentrator inaugurated
•2017 Second desalination plant commenced pumping
•2020 Operation converted to 100% use of desalination water
MEL undertakes planned maintenance programs at Escondida and implements scheduled replacements of mine fleet and infrastructure components that are intended to maintain continued reliable
operation of equipment, facilities and infrastructure to meet operational requirements.
Book value
For the book value for Escondida, see Rio Tinto Financial
Information by Business Unit on pages 267-268.
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
Mineral Resources
The table on pages 298-299 sets out the amount and grade of
Escondida’s Measured, Indicated and Inferred Mineral Resources for
the year ended 31 December 2025. Mineral Resources for Escondida are reported as in situ estimates. Compared to the year ended 31
December 2024, there is no change as at 31 December 2025.
The Mineral Resources estimate for Escondida is based on the following assumptions:
•Exclusive of Mineral Reserves – Mineral Resources are reported exclusive of Mineral Reserves.
•Moisture – All Mineral Resources tonnages are estimated and reported on a dry basis.
•Mineral Resources are estimated using ordinary kriging.
•Escondida point of reference for the Mineral Resources is
mine gate.
•Escondida Mineral Resources cut-off criteria used are Oxide ≥0.20%
soluble Cu; Mixed ≥0.30% Cu; Sulphide ≥0.25% Cu for mineralisation assigned to be processed via leaching or ≥0.30% Cu for
mineralisation assigned to be processed via the concentrator.
•Escondida metallurgical recoveries are Oxide 54%; Mixed 41%;
Sulphide 42% for material processed by leaching or 85% for
material processed via the concentrator.
•The pit optimisation used to determine the Mineral Resources that have reasonable prospects of economic extraction is based on a copper price of US$4.31/lb.
For more information regarding the material assumptions for the
Mineral Resources estimates for Escondida, see Section 11 of the
Escondida Technical Report Summary filed as exhibit 96.2 to this
Form 20-F.
Mineral Reserves
The table on pages 286-287 sets out the amount, grade, cut-off grade, price and metallurgical recovery of the Escondida Property’s Proven and Probable Mineral Reserves for the year ended 31 December 2025.
Compared to the year ended 31 December 2024, there was less than a
4% decrease in Mineral Reserves as at 31 December 2025 due to depletion.
Material assumptions in the estimation of Mineral Reserves for
Escondida are:
•The resource model reflects the continuity and complexity of the deposit with the confidence stated in the classification.
•Variable cut-off grade strategy that maximises throughput for the concentrator, smelter and refinery.
•The point of reference for Mineral Reserves is mine gate.
•Escondida Mineral Reserves cut-off criteria used are for Oxide
≥0.20% soluble Cu. For Sulphide ≥0.30% Cu and where greater
than the variable cut-off of the concentrator. Sulphide ore is processed in the concentrator plants as a result of an optimised mine plan with consideration of technical and economic
parameters in order to maximise net present value. For Sulphide
Leach ≥0.25% Cu and 70% or less of copper contained in
chalcopyrite and lower than variable cut-off grade. Sulphide leach ore is processed in the leaching plant as an alternative to the concentrator process.
•Escondida metallurgical recoveries for Oxide 54%; Sulphide
Leach 41%; Sulphide 42% for material processed by leaching or
85% for material processed via the concentrator.
•Commodity prices, operating and capital costs.
For more information regarding the material assumptions for the
Mineral Reserves estimates for Escondida, see Section 12 of
Escondida Technical Report Summary filed herewith as exhibit 99.2 to this Form 20-F.
Exploration
A total of 2,732 km of exploration drilling has been completed (up until December 2023), distributed across 5,978 drill holes for
Escondida and distributed across 2,891 drill holes for Escondida
Norte.
The main objective of the exploration programs implemented at
Escondida has been the exploration of new deposits, as well as to improve Mineral Resources classification to support the annual planning cycle. The results of these programs serve as the basis to support planning and growth strategies as well as investment programs for the modernisation of the mining unit.
Additional information can be found in Section 7 of the Escondida
Technical Report Summary filed as exhibit 96.2 to this Form 20-F.

Annual Report on Form 20-F 2025	358	riotinto.com
Additional information | US Disclosure
Oyu Tolgoi
Property overview
The Oyu Tolgoi property, which contains the Oyu Tolgoi project, is located in the South Gobi region of Mongolia, approximately 645 km by road south of the capital, Ulaanbaatar. Oyu Tolgoi is being developed by Oyu Tolgoi LLC and consists of a series of deposits containing copper, gold, and silver. Oyu Tolgoi consists of an open pit copper-gold mine and concentrator facilities and an underground block cave mine and related infrastructure.
The Oyu Tolgoi copper-gold porphyry deposits are distributed along a 12 km north-northeast striking corridor. From north to south, the deposits comprise Hugo North, Hugo South, Oyut, and Heruga. The
Oyut deposit is currently mined as an open pit using a conventional drill, blast, load and haul method. The Hugo North deposit is currently being developed as an underground mine.
Rio Tinto holds a 66% interest in Oyu Tolgoi LLC following the purchase of Turquoise Hill Resources Ltd (TRQ) in 2022. The
remaining 34% interest is held by the Government of Mongolia through Erdenes Oyu Tolgoi LLC. Oyu Tolgoi is centred at
approximately latitude 43° 00’ 45” N, longitude 106° 51’ 15” E.
For SEC reporting purposes, Oyu Tolgoi is considered a production stage property. In addition to mining activities, Oyu Tolgoi conducts both exploration and development activities across the property.
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
Magma Copper Company was subsequently acquired by BHP.
In 1999, TRQ (known at the time as Ivanhoe Mines Ltd.) visited Oyu
Tolgoi and agreed to acquire a 100% interest in Oyu Tolgoi.
In 2009, the Investment Agreement between Ivanhoe Mines (now
TRQ), Rio Tinto and the Government of Mongolia was signed and
Oyu Tolgoi LLC was formed.
In 2010, open pit mining commenced with first ore delivered in 2012 and first concentrate sales in 2013. In 2012, Rio Tinto became the majority shareholder of Ivanhoe.
In 2022, the first drawbell of the Hugo North underground mine was fired. At the end of 2025, a total of 130 drawbells have been fired
(126 in Panel 0 (P0) and 6 in P2N). P0 production level
development has been completed and P2N is ramping up.
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
For further details regarding the history and previous operators for the Oyu Tolgoi Property, see Mines and Production Facilities– Oyu
Tolgoi on page 313.

Oyu Tolgoi operations – Mongolia

45ºN
42ºN
N
Sainshand
Legend
Border Port
Mine
Town
Railway
Road
Tavantolgoi
Dalanzadgad
Khanbogd
Oyu Tolgoi
MONGOLIA
CHINA
Bayan Ovoo
Mongolia
China
Vuyan
Baotou
0
100
200 km
105ºE
110ºE

Annual Report on Form 20-F 2025	359	riotinto.com
Additional information | US Disclosure
Infrastructure
Road access to Oyu Tolgoi from Ulaanbaatar is currently by an unpaved road, via Mandalgovi. Oyu Tolgoi LLC maintains a set of gravel roads internal to the Oyu Tolgo property, locally a 35.1 km gravel road to the
Khanbogd Soum, and regionally via the access road from Oyu Tolgoi to the Mongolian-Chinese border crossing at Gashuun Sukhait which is a sealed all-weather 105 km long road. The Chinese Government has upgraded 226 km of road from Ganqimaodao to Wuyuan, providing a direct road link between the Mongolian border crossing at Gashuun
Sukhait, 80 km south of Oyu Tolgoi, and the Trans-China
railway system.
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
Power is supplied via a 220 kV double-circuit transmission line from the
IMAR West grid. Either circuit can supply approximately 350 MW, thus Oyu Tolgoi’s load can be met entirely from one circuit while the other is kept for redundancy.
Oyu Tolgoi operates and maintains assets within remote fly-in-fly-out
(FIFO) village at Oyu Tolgoi. There are ~18,000 rooms along with assorted central facilities such as dining rooms, taverns, and recreational facilities. Critical infrastructure that supports the FIFO village includes potable and waste water plants, potable water networks, and back-up power generation.
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
•Investment Agreement dated 6 October 2009, between the
Government of Mongolia, Ivanhoe Mines Mongolia Inc LLC
(renamed Oyu Tolgoi LLC), and Rio Tinto International Holdings
Limited in respect of Oyu Tolgoi (Investment Agreement).
•Amended and Restated Shareholders Agreement (ARSHA) dated
8 June 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd.
(formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands
B.V. and Erdenes MGL LLC as amended on 2 October 2023.
Erdenes MGL LLC since transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the ARSHA to its subsidiary,
Erdenes Oyu Tolgoi LLC.
•In 2004, Entrée Gold Inc (renamed Entrée Resources Ltd)
entered into an equity participation and earn-in agreement
(EPEA) with Ivanhoe Mines Ltd (now TRQ). Subsequently, in
2005, TRQ transferred its interest under the EPEA in the Shivee
Tolgoi and Javkhlant mining licences to Oyu Tolgoi LLC. In 2008, the earn-in requirements of the EPEA were satisfied and a Joint
Venture was established between ERL and OT LLC (“The Joint
Venture”). The resulting economic interest in the minerals
extracted from such licences is currently held as follows:
•70% Oyu Tolgoi LLC / 30% Entrée Resources Ltd for minerals
extracted from up to 560 m below the surface; and
•80% Oyu Tolgoi LLC / 20% Entrée Resources Ltd for minerals
extracted more than 560 m below the surface
•The Joint Venture was formally executed on 3 February 2025.
•Power Source Framework Agreement (PSFA) dated 31 December
2018, between the Government of Mongolia and Oyu Tolgoi LLC, including the amendment to the PSFA dated 18 June 2020.
These agreements establish obligations and commitments of the involved parties, including the Government of Mongolia, providing clarity and certainty in respect of the development and operation of
Oyu Tolgoi.
Activities related to Oyu Tolgoi must be carried out in accordance with these agreements and the laws of Mongolia. As of the date of this Form 20-F filing, material permits and authorisations necessary to develop and operate Oyu Tolgoi have been obtained.
Rights to mining are held under 5 Mine Licences. Three are 100%
owned by Oyu Tolgoi LLC and 2 are subject to the EPEA between
Entrée Resources Ltd and Oyu Tolgoi LLC, which established a joint venture arrangement between the parties, and which enables Oyu
Tolgoi LLC to carry out operations over the licensed areas, subject to the terms of the agreement. Both the Shivee Tolgoi and Javkhlant licences are operated by Oyu Tolgoi LLC.

Annual Report on Form 20-F 2025	360	riotinto.com
Additional information | US Disclosure

Tenure number	Tenure name	Tenure type	Holder group	Oyu Tolgoi’s interest	Tenure status	Expiry date	Current area (ha)
MV-006708	Manakht	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	4,533
MV-006709	Oyu Tolgoi	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	8,490
MV-006710	Khukh Khad	Mining Licence	Oyu Tolgoi LLC	100%	Live	23 Dec 2033	1,763
MV-015225	Javkhlant	Mining Licence	Entrée LLC	70% from the surface to 560 m below the surface; and 80% from below 560 m	Live	27 Oct 2039	20,327
MV-015226	Shivee Tolgoi	Mining Licence	Entrée LLC	70% from the surface to 560 m below the surface; and 80% from below 560 m	Live	27 Oct 2039	42,593
Encumbrances
There are no known significant encumbrances to the Property at
Oyu Tolgoi that would impact the current Mineral Resources or
Mineral Reserves.
For further details regarding the titles, leases and rights for Oyu Tolgoi, see
Mines and Production Facilities-Oyu Tolgoi on pages 313.
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
Information by Business Unit on pages 267-268.
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
These deposits lie within the Gurvansayhan island-arc terrane, a fault bounded segment of the broader Silurian to Carboniferous
Kazakh-Mongol arc, located towards the southern margin of the
Central Asian Orogenic Belt. Mineralisation is associated with multiple, overlapping, intrusions of late Devonian quartz-
monzodiorite intruding Devonian (or older) juvenile, probably intra-
oceanic arc-related, basaltic lavas and lesser volcaniclastic rocks, unconformably overlain by late Devonian basaltic to dacitic
pyroclastic and volcano sedimentary rocks.
These quartz-monzodiorite intrusions range from early-mineral porphyritic dykes, to larger, linear, syn-, late- and post-mineral dykes and stocks.
Mineral Resources
The table on pages 298-299 sets out the amount and grade, of Oyu
Tolgoi’s Measured, Indicated and Inferred Mineral Resources for the
year ended 31 December 2025. The negligible ~1% reduction in
Mineral Resources compared to the year ended 31 December 2024 is primarily due to the conversion of Mineral Resources to Mineral
Reserves from the Oyut Blockmodel update incorporating an
additional 78,470 m of drilling.
The Mineral Resources estimate is based on the following
assumptions:
•Exclusive of Mineral Reserves – Mineral Resources are reported exclusive of Mineral Reserves.
•Moisture – All Mineral Resources tonnages are estimated and reported on a dry basis.
•Mineral Resources are estimated using ordinary kriging.
•The sample data preparation including data capping is
appropriate for use in estimation of a Mineral Resource.
•The pit optimisation used to determine the resources that have reasonable prospects of economic extraction.
•It is assumed that standard open pit load and haul mining
operations and underground block cave mining operations will be applicable for the mining of Mineral Resources. Processing will be through crushing, grinding and a froth flotation concentrator process.
•Copper, gold and silver are payable elements and are included in the calculation of a copper equivalent cut-off. At Heruga,
molybdenum is also included as a payable element.
For more information regarding the material assumptions for the
Mineral Resource estimates, see Section 11 of the Oyu Tolgoi
Technical Report Summary filed as exhibit 96.3 to the Form 20-F for the year ended 31 December 2022 (“2022 Form 20-F”).
Mineral Reserves
The table on pages 286-287 sets out the amount, grade, price and metallurgical recovery of Oyu Tolgoi ‘s Proven and Probable Mineral
Reserves for the year ended 31 December 2025. The ~3%
reduction in Hugo North Mineral Reserves compared to the year ended 31 December 2024 is primarily due to the 2025 mined
(production) Probable ore from the L1 underground operation. The
~15% increase in Oyut (open pit) Mineral Reserves compared to the year ended 31 December 2024 is a combination of reductions due to 2025 production offset by an increase due to conversion of
Mineral Resources to Mineral Reserves from the Oyut block model update.
The Mineral Reserves estimates for Oyu Tolgoi are based on a Life of Mine plan that has been developed according to SK-1300 and using industry accepted strategic planning approaches which
defined the life of the mines at Oyu Tolgoi. Inferred Mineral
Resources have been treated as waste. The Mineral Reserves are based on a mine plan that is the outcome of the application of appropriate modifying factors in order to establish an economically viable and operational mine plan. At Oyu Tolgoi, a net smelter return
(NSR) cut-off grade strategy is applied to develop the mine plan
Mineral Reserve inventory. The Mineral Reserves estimate includes both the Oyut and Hugo North deposits and more detail is provided in Table 1.2 of exhibit 96.3 to the 2022 Form 20-F.
Material assumptions in the estimation of Mineral Reserves are:
•The Resource model reflects the continuity and complexity of the deposit with the confidence stated in the classification.
•Mineral Reserves are reported as dry mill feed tonnes.
•A geomet specific variable NSR cut-off strategy that maximises throughput for the concentrator.
•Commodity prices, operating and capital costs.
•Geology models contain tonnage estimates on a dry in situ basis.
The estimated water content (moisture) for each block model
block is added.
•Metallurgical and processing recovery estimates are applied to crusher feed tonnages based on ore types.

Annual Report on Form 20-F 2025	361	riotinto.com
Additional information | US Disclosure
Uncertainties that affect the reliability or confidence in the Mineral
Reserves estimate include but are not limited to:
•Future macro-economic environment, including metal prices and foreign exchange rate.
•Changes to operating cost assumptions, including labour costs.
•Ability to continue sourcing water.
•Changes to mining, hydrological, geotechnical parameters,
and assumptions.
•Ability to maintain environmental and social licence to operate.
•Metallurgical recovery assumptions.
For more information regarding the material assumptions for the
Mineral Reserves estimates at Oyu Tolgoi, see Section 12 of Oyu
Tolgoi Technical Report Summary filed herewith as exhibit 96.3 to the 2022 Form 20-F.
Exploration
Exploration on the mine leases is undertaken by Oyu Tolgoi LLC’s site technical services team. The current exploration strategy is focused on developing a project pipeline prioritised in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing the assessment of legacy datasets to enable future discovery. Exploration targets, based on identified medium or high priority, have had exploration work completed in 2025, and will continue to be investigated going forward based on priority and potential. Development of the known
Mineral Resources is a key objective of stakeholders and over the life of Oyu Tolgoi. Oyu Tolgoi LLC will continue to progress its orebody knowledge of these known resources to improve decision making on their potential development.
Additional information can be found in Section 7 of the Oyu Tolgoi
Technical Report Summary filed as exhibit 96.3 to the 2022
Form 20-F.

Annual Report on Form 20-F 2025	362	riotinto.com
Additional information | US Disclosure
Simandou
Property Overview
The SimFer Iron Ore Project (Simandou) is an iron ore mining project located in the Republic of Guinea, approximately 550km southeast of
Conakry (Guinea’s capital), towards the southern end of the 110km long
Simandou Range. The Simandou orebodies are located within the 369 km² area (Blocks 3 and 4) of the Simandou South Mining Concession
(the Concession) which is held by SimFer S.A. (SimFer). Simandou is located at latitude 08°31′N, longitude 08°54′W.
Iron ore extracted from Blocks 3 and 4 (and the neighbouring Winning
Consortium Simandou (WCS) mining concession Blocks 1 and 2) will be exported via rail and port infrastructure being co-developed between the
Guinean State, SimFer Jersey, and WCS, with the ultimate owner and operator of the infrastructure being the Compagnie du Transguinéen
(CTG), an incorporated joint venture (JV) between SimFer Jersey
(42.5% through its subsidiary SimFer Infraco Limited), WCS (42.5%)
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
History
The existence of iron ore in the Simandou Range has been
recognised since the 1950’s, with the commencement of drilling activities by Rio Tinto in 1997.
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
In 2022, co-development of the rail and port infrastructure between the Guinean State, WCS Railway, and Rio Tinto through its SimFer holdings was agreed and a co-development agreement (and its
appendices) which was signed on 10 August 2023, ratified by law on
29 March 2024 and fully entered into force on 30 May 2024 (Co-
Development Agreement).
For further details regarding the history and previous operators for the Simandou Property, see Mines and Production Facilities–
Simandou on page 319.
Infrastructure
A new trans-Guinean railway consisting of a multi-use, multi-user main line approximately 536km long is being constructed in
conjunction with WCS.
Two separate spur lines from the main rail line are being constructed to each of the two separate mining areas, the WCS Spur Line for Blocks 1 and 2, and the SimFer Spur Line for Blocks 3 and 4.
There is an existing airport at Beyla, which is located some 35km from the
Simandou camp and this has been upgraded.
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
The power plant is a hybrid renewable plant that supplies a maximum demand of approximately 18.5MW using diesel-fired generators initially, plus capacity for future expansion using a combination of diesel-fired generators and future renewable sources.

Annual Report on Form 20-F 2025	363	riotinto.com
Additional information | US Disclosure
Current site access roads are being upgraded to handle mine traffic and contractor access for construction of the processing plant, and associated infrastructure.
Camp facilities are in place, with a current workforce involved in further geological sampling and construction works. Planned
expansion of camp facilities in addition to an expansion and upgrade of an existing airstrip have been completed for the project
construction phase.
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
•SimFer mining concession over Blocks 3 and 4 was granted on
22 April 2011 by Presidential Decree No. D/2011/134/PRG/SGG,
which was published in the April special issue of the Official
Journal of the Republic of Guinea (Concession Decree).
•In 2012, the Environment and Social Impact Assessment (ESIA)
was originally approved, and the Government of Guinea declared
Simandou a “Project of National Interest”. Approvals have been maintained in accordance with applicable law throughout
construction, through annual renewals of certificates of
conformance.
•The ESIA has been updated through approved ESIAs. An ESIA
for the SimFer Mine and Spur Line was approved in July 2024, and updated ESIA for Port terrestrial works was approved in
September 2024. An updated ESIA for Port Marine works was
approved in July 2025. As this report is being prepared, the Mine and Rail, and Port Landside annual certificate renewals were underway.
•The investment framework for the development of Simandou,
including a mining convention (Amended and Consolidated Basic
Convention), as adjusted on 10 August 2023 (Mine Bipartite
Agreement) to take into account the new co-developed rail and port infrastructure project; and a Build Operate Transfer
convention (BOT Convention), as amended on 10 August 2023 by the Co-Development Agreement. The BOT Convention will remain in force during the whole construction of the SimFer scope.
During operation, CTG will operate the rail and port infrastructure under dedicated rail and port conventions.
•The Concession duration is 25 years, renewed automatically for a further period of 25 years followed by further 10-year periods in accordance with the mining convention and the applicable
Guinean mining legislation, provided SimFer has complied with its obligations under the Amended and Consolidated Basic
Convention.
•The co-developed rail and port infrastructure includes a purpose-
built port facility to be constructed at Morebaya estuary, which will facilitate the export of the iron ore from the SimFer Mine, and
WCS Mine. The port will have a capacity of 120 million tonnes per annum (Mtpa) and will be shared with WCS. The port will be
accessed by a purpose built 536km main rail line with spurs to connect the SimFer Mine (68km), and WCS Mine (16km) to the
port at Morebaya. The rail will have initial capacity of up to
120Mtpa.
These agreements establish obligations and commitments of the involved parties, including the Guinean State, providing clarity and certainty in respect of the development and operation of Simandou.
Access to the mine site and to the ore is guaranteed under the applicable mining legislation and the Amended and Consolidated
Basic Convention. Mining, exploration, and exploitation works carried out or to be carried out on site are authorised in accordance with the applicable legislation and/or the Amended and Consolidated
Basic Convention. Other required permits and authorisations (e.g., environmental, building, etc.) are applied for by SimFer in
compliance with the application legislation and its investment framework.
Activities related to Simandou must be carried out in accordance with these agreements and the laws of Guinea. As of the date of this
Form 20-F filing, material permits and authorisations necessary to develop and operate Simandou have been obtained.

Tenure Number	Tenure Name	Tenure Type	Holder Group	Rio Tinto’s Interest	Tenure Status	Expiry Date	Current Area (ha)
A2011/011/ DIGM CPDM	Simandou Blocks 3 and 4	Mining concession	SimFer Jersey Limited (shareholders RT SimFer UK Ltd and CIOH) of which we have a 53% interest in 85% of the project => 45.05%	45.05%	Live	07 July 1964	36,900

Annual Report on Form 20-F 2025	364	riotinto.com
Additional information | US Disclosure
Encumbrances
There are no known significant encumbrances to the Property at
Simandou that would impact the current Mineral Resources or
Mineral Reserves. It should however be noted that:
•In addition to its existing 15% share in the share capital of SimFer
S.A., the State has been granted various options to purchase over time additional shares in the share capital of SimFer S.A up to
20% (of which 10% based on Mining Historical Costs and 10% at market value). None of these options have been exercised on the date of this submission; and
•The State can terminate the Amended and Consolidated
Basic Convention and/or withdraw the Concession in various
circumstances such as (i) a material breach by SimFer S.A.
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
During construction, personnel will be sourced from capital and regional centres in Guinea, as well as overseas where local skills are unavailable.
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
Information by Business Unit on pages 267-268.
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
Mineral Resources
The table on pages 300-301 sets out the amount and grade, of
Simandou’s Measured, Indicated and Inferred Mineral Resources for
the year ended 31 December 2025. The 9% global decrease in total
Mineral Resource compared to the year ended 31 December 2024 is related to model updates in Ouéléba Main and Ouéléba North.
These updates introduced a density correction (~4% of total
change) and volumetric reduction in mineralised envelopes (~5% of total change). Density correction was global and observed across
Measured, Indicated and Inferred material whilst volumetric
reduction primarily impacted Inferred material. Density losses in
Measured and Indicated materials were largely offset by drilling which supported local classification uplift.
The Mineral Resources estimate is based on the following
assumptions:
•Exclusive of Mineral Reserves – Mineral Resources are reported exclusive of Mineral Reserves.
•Moisture – All Mineral Resources tonnages are estimated and reported on a dry basis.
•Mineral Resources are estimated using ordinary kriging.
•The sample data preparation including data capping is
appropriate for use in estimation of Mineral Resources.
•The pit optimisation used to determine the resources that have reasonable prospects of economic extraction.
•It is assumed that standard open pit load and haul mining
operations will be applicable for the mining of Mineral Resources.
Processing will be through crushing and blending.
•Studies are currently in progress to determine the viability of producing a DSO dual product including Blast Furnace (BF), and
Direct Reduction (DR) quality products from the operation over the life of mine.
For more information regarding the material assumptions for the
Mineral Resources estimates, see Section 11 of the Simandou
Technical Report Summary filed as exhibit 96.4 to the 2023
Form 20-F.

Annual Report on Form 20-F 2025	365	riotinto.com
Additional information | US Disclosure
Mineral Reserves
The table on pages 288-289 sets out the amount, grade, price and metallurgical recovery of Simandou‘s Proven and Probable Mineral
Reserves for the year ended 31 December 2025. The 3% reduction in total Mineral Reserves compared to the year ended 31 December
2024 is related to model updates in Ouéléba and the associated density reduction.
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
At Ouéléba a variable cut-off grade strategy is applied to develop the mine plan to separate the BF and DR products within the iron ore mineralisation. The Mineral Reserves estimate only includes the
Ouéléba deposit. The Pic de Fon deposit will be the subject of a feasibility study level investigation in the future and more detail is provided in Table 1.2 of exhibit 96.4 to the Form 20-F for the year ended 31 December 2023 (“2023 Form 20-F”).
Material assumptions in the estimation of Mineral Reserves are:
•The resource model reflects the continuity and complexity of the deposit with the confidence stated in the classification.
•Mineral Reserves are reported as dry mill feed tonnes.
•Cut-off grades for Direct Shipping Ore (DSO) iron ore product.
have been applied within the life of mine final pit design based upon Fe >=58%, Al2O3 + SiO2 <= 8%, P <= 0.25%.
•Commodity prices, operating and capital costs.
•Geology models contain tonnage estimates on a dry in situ basis.
The estimated water content (moisture) for each block model
block is added.
•Processing recovery estimates are applied to ex-pit handling as
0.5% losses.
Uncertainties that affect the reliability or confidence in the Mineral
Reserves estimate include but are not limited to:
•Future macro-economic environment, including metal prices and foreign exchange rate.
•Changes to operating cost assumptions, including labour costs.
•Ability to continue sourcing water.
•Changes to mining, hydrological, geotechnical parameters, and assumptions.
•Ability to maintain environmental and social licence to operate.
For more information regarding the material assumptions for the
Mineral Reserves estimates at Simandou, see Section 12 of
Simandou Technical Report Summary filed herewith as exhibit 96.4 to the 2023 Form 20-F.
Exploration
Exploration at Simandou is undertaken by SimFer’s site resource evaluation team. The current exploration strategy is focused on developing a project pipeline prioritised in areas that can extend current development. Further drilling and updates to the Pic de Fon
Mineral Resources model will permit a feasibility level study to assess the potential conversion of the Mineral Resources in a mineable extension of the current project.
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
1933
For a description of the internal controls that Rio Tinto uses in its exploration and Mineral Resources and Mineral Reserves estimation efforts, quality control and quality assurance programs, verification of analytical procedures and a discussion of the risk management related to these estimates, see Mineral Resources and Mineral
Reserves Governance and Internal Controls on pages 278-279.

Annual Report on Form 20-F 2025	366	riotinto.com
Additional information | US Disclosure
Financial calendar

2026
20	January	Fourth quarter 2025 operations review
	January	Closing date for receipt of nominations for candidates other than those recommended by the Board to be elected as Directors at the 2025 annual general meetings
19	February	Announcement of results for 2025
5	March	Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend” for the 2025 final dividend
6	March	Rio Tinto plc ADRs quoted “ex-dividend” for the 2025 final dividend
6	March	Record date for the 2025 final dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
24	March	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2025 final dividend
7	April	Dividend currency conversion date
16	April	Payment date for the 2025 final dividend to holders of ordinary shares and ADRs
21	April	First quarter 2026 operations review
6	May	Annual general meetings for Rio Tinto plc and Rio Tinto Limited
15	July	Second quarter 2026 operations review
29	July	Announcement of half-year results for 2026
13	August	Rio Tinto plc and Rio Tinto Limited ordinary shares quoted “ex-dividend” for the 2025 interim dividend
14	August	Rio Tinto plc ADRs quoted “ex-dividend” for the 2026 interim dividend
14	August	Record date for the 2025 interim dividend for Rio Tinto plc and Rio Tinto Limited ordinary shares and Rio Tinto plc ADRs
3	September	Final date for elections under the Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans and under facilities for dividends to be paid in alternative currency for the 2026 interim dividend
15	September	Dividend currency conversion date
24	September	Payment date for the 2026 interim dividend to holders of ordinary shares and ADRs
14	October	Third quarter 2026 operations review

Please refer to riotinto.com/financialcalendar for further information to confirm dates and times for your time zone.

Annual Report on Form 20-F 2025	367	riotinto.com
Additional information | Shareholder information
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
•View share balances
•Change address details
•View payment and tax information
•Update payment instructions
In addition, shareholders who register their
email address can be notified electronically
of events such as annual general meetings,
and can receive shareholder
communications such as the Annual Report
or notice of meeting electronically.
Rio Tinto plc shareholders
Website: investorcentre.co.uk
Rio Tinto Limited shareholders
Website: www-au.computershare.com/
Investor

Annual Report on Form 20-F 2025	368	riotinto.com
Additional information | Shareholder information
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
Pureprint Ltd is a CarbonNeutral® Printing Company.
Designed and produced by Black Sun Global. A Positive
Change Group company.

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

1.2
Constitution of Rio Tinto Limited (CAN 004 458 404) (as adopted by special resolution passed on 24 May
2000 and amended by special resolution on 18 April 2002, 29 April 2005, 27 April 2007, 24 April 2008,
20 April 2009, 7 May 2020 and 2 May 2024)  (incorporated by reference to Exhibit 1.2 of Rio Tinto plc
Annual report on Form 20-F for the fiscal year ended 31 December 2024, File No. 1-10533)

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

4.1
Rules of the Rio Tinto plc Equity Incentive Plan 2018, approved on 11 April 2018 and amended on 12
February 2019, 4 March 2021, 28 June 2021, 19 October 2023 and 8 May 2024  (incorporated by reference to Exhibit 4.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31
December 2024, File No. 1-10533)

4.2
Rules of the Rio Tinto Limited Equity Incentive Plan 2018, approved on 2 May 2018 and amended on 12
February 2019, 4 March 2021, 28 June 2021 and 19 October 2023 and 8 May 2024  (incorporated by reference to Exhibit 4.2 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31
December 2024, File No. 1-10533)

4.3	Arcadium Lithium plc Omnibus Incentive Plan, filed as exhibit 99.1 to Arcadium Lithium plc’s Registration Statement on Form S-8 filed with the Commission on January 4, 2024 (File No. 333-276377)
4.4
Livent Corporation Incentive Compensation and Stock Plan, filed as exhibit 99.2 to Arcadium Lithium plc’s
Registration Statement on Form S-8 filed with the Commission on January 4, 2024 (File No. 333-276377)

8.1	List of subsidiary companies included on pages 230 to 236 in this report
11.1	Securities Dealing Policy (incorporated by reference to Exhibit 11.1 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2024, File No. 1-10533)
12.1*	Certifications pursuant to Rule 13a‑14(a) of the Exchange Act
13.1*
Certifications furnished pursuant to Rule 13a‑14(b) of the Exchange Act (such certifications are not deemed filed for purpose of Section 18 of the Exchange Act and not incorporated by reference in any filing under the Securities Act)

15.1*	Consent of KPMG LLP and KPMG, Independent Registered Public Accounting Firms
15.2*	Consent of Qualified Persons for Technical Report Summary Pilbara
15.3*	Consent of Qualified Persons for Technical Report Summary Escondida
16.1*	Mine safety and health administration safety data
17.1*	Guarantors and Issuers of Guaranteed Securities
96.1*	Technical Report Summary Pilbara Operations
96.2*	Technical Report Summary Escondida
96.3	Technical Report Summary Oyu Tolgoi (incorporated by reference to Exhibit 96.3 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2022, File No. 1‑10533)

96.4	Technical Report Summary Simandou (incorporated by reference to Exhibit 96.4 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended 31 December 2023, File No. 1‑10533)
97.1
Incentive-Based Compensation Clawback Policy, approved on 19 October 2023 (incorporated by reference to Exhibit 96.5 of Rio Tinto plc Annual report on Form 20-F for the fiscal year ended
31 December 2023, File No. 1‑10533)

101*	Interactive data files
Signature
The Registrants hereby certify that they meet all of the requirements for filing on Form 20-F and that they have duly caused and authorised the undersigned to sign this Annual Report on their behalf.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)
/s/ Andy Hodges	/s/ Tim Paine
Name: Andy Hodges	Name: Tim Paine
Title: Company Secretary	Title: Company Secretary

Date: 19 February 2026	Date: 19 February 2026